40-33

811-01474

Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 28, 2005

AIM STOCK FUNDS



VIA CERTIFIED MAIL/RRR

05047402

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of the following documents filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

- Fund Defendants' Omnibus Motion to Dismiss the Consolidated Amended Class Action Complaints
- Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints
- Omnibus Motin of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints
- Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints
- Declaration of Wesley R. Powell in Support of the Omnibus Motion of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints

Sincerely,

Stephen R. Rimes

PROCESSED
MAR 14 2005

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-022805SEC.doc
022805 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In re Mutual Funds Investment Litigation	)	Nos. 04-md-15861
	)	04-md-15862
This Document Relates To:	)	04-md-15863
All Tracks	)	04-md-15864
	)	

FUND DEFENDANTS' OMNIBUS MOTION TO DISMISS
THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

Upon leave of Court, the Fund Defendants file this motion, pursuant to Federal Rules of Civil Procedure 9(b) and 12(b)(6), the Private Securities Litigation Reform Act, and the Securities Litigation Uniform Standards Act, to dismiss all counts of all Consolidated Amended Class Action Complaints filed in these consolidated actions.[1]

In support of this motion and incorporated herein by reference:

1. An Omnibus Memorandum Of Law In Support Of The Fund Defendants' Motion To Dismiss The Consolidated Amended Class Action Complaints will be filed within seven days (pursuant to leave granted by the Court); and

2. Defendant-specific supplemental Memoranda of Law, applicable to Complaints filed in particular subtracks, will thereafter be filed in accordance with the schedule set by the Court.

[1] The Fund Defendants include all investment companies or "mutual funds," all current and former officers, directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and all current and former officers, directors, trustees, and employees of any of those entities who are named as defendants in the Consolidated Amended Class Action Complaints.

The undersigned have informed counsel for those Fund Defendants of which they are aware that, pursuant to the Court's request that counsel take steps to avoid unnecessary filings, this motion would be filed on their behalf. That communication informed each of those Fund Defendants that they should separately notify the Court on or before March 7, 2005 if they wish to be excluded from this motion in any respect.

WHEREFORE, the Fund Defendants request:

1. that the Complaints be dismissed in their entirety with prejudice and without leave to replead;
2. entry of judgment on their behalf;
3. oral argument; and
4. such other relief as may be just and proper.

Dated: February 25, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

BACKGROUND 3

ARGUMENT 4

I. PLEADING REQUIREMENTS 4

A. Pleading Requirements Under Rule 12(b)(6) 5

B. Pleading Standards Under Rule 9(b) 6

C. Pleading Standards Under The Reform Act 6

II. PLAINTIFFS CANNOT BRING CLAIMS WITH RESPECT TO MUTUAL FUNDS THAT THEY DID NOT PURCHASE, SELL, OR OWN 7

A. The Securities Laws Have Strict Standing Requirements 7

B. Plaintiffs Have No Standing To Bring Claims Regarding Funds They Did Not Buy, Sell, Or Hold 8

C. Plaintiffs Have No Standing To Bring Claims Regarding Funds Not Alleged To Have Been Market Timed 10

III. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE 11

A. Plaintiffs' Claims Under Sections 11 And 12(a)(2) Against All Fund Defendants Should Be Dismissed 11

1. Plaintiffs Have Not Properly Alleged Harm 11

2. Plaintiffs' Securities Act Claims Fail For Other Reasons 13

3. Some Or All Of Plaintiffs' Claims Under Sections 11 And 12(a)(2) Are Time-Barred 17

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed 18

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders 18

TABLE OF CONTENTS
(continued)

Page

2. Plaintiffs Have Failed Adequately To Allege Reliance On A Material Misstatement Or Omission....19

3. Failure To Plead Misrepresentations And Omissions....21

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made....23

5. Plaintiffs Have Failed To Plead Scienter....24

6. Plaintiffs Fail To Plead Causation....27

C. Plaintiffs' Investment Company Act Claims Are Defective....31

1. No Private Right of Action Exists Under Sections 34(b) or 36(a) of the Investment Company Act.....31

2. Investment Companies Are Not Proper Defendants Under Section 36(a) Of The Investment Company Act....36

3. Plaintiffs Fail To State A Claim Under Section 36(b) OfThe Investment Company Act....37

D. The Complaints Fail To State A Claim For Control Person Liability....39

1. Plaintiffs Have Failed To State Claims For Primary Violations Of The Securities Laws....39

2. Plaintiffs Have Failed Adequately To Allege The "Control" Of The Defendants....40

3. Plaintiffs Cannot Recover Under Section 48(a) Because There Is No Such Private Right Of Action And, In Any Event, Plaintiffs Have Not Pleaded "Procurement"....41

IV. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED....42

A. All Of Plaintiffs' State Law Claims Should Be Dismissed Under SLUSA....43

B. Plaintiffs' Derivative Claims Should Be Dismissed For Failure To Make Demand....48

CONCLUSION....49

TABLE OF AUTHORITIES

Federal Cases Page

ABC Arbitrage v. Tchuruk,
291 F.3d 336 (5th Cir. 2002)48

Adair v. Sorenson,
134 F.R.D. 13 (D. Mass. 1991)8, 10

Adams v. Kinder-Morgan, Inc.,
340 F.3d 1083 (10th Cir. 2003)41

Aldridge v. A.T. Cross Corp.,
284 F.3d 72 (1st Cir. 2002)40

Alexander v. Sandoval,
532 U.S. 275 (2001)32, 33

Am. Nat'l Bank and Trust Co. of Chicago v. Allmerica Fin.,
No. 02 C 5251, 2003 WL 1921815 (N.D. Ill. Apr. 21, 2003)4

Araujo v. John Hancock Life Ins. Co.,
206 F. Supp. 2d 377 (E.D.N.Y. 2002)44

Axe-Houghton, SEC No-Action Letter,
1973 WL 11345 (Dec. 16, 1973)42

Banca Cremi, S.A. v. Alex. Brown & Sons, Inc.,
132 F.3d 1017 (4th Cir. 1997)21

Basic, Inc. v. Levinson,
485 U.S. 224 (1988)20, 22, 30

Behlen v. Merrill Lynch,
311 F.3d 1087 (11th Cir. 2002)48

BFP v. Resolution Trust Corp.,
511 U.S. 531 (1994)36

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723 (1975)19, 28, 29, 31

Broudo v. Dura Pharm., Inc.,
339 F.3d. 933 (9th Cir. 2003)29

Caviness v. Derand Resources Corp.,
983 F.2d 1295 (4th Cir. 1993)17, 18

TABLE OF AUTHORITIES
(continued)

Page

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164 (1994) passim

CFTC v. Baragosh, 278 F.3d 319 (4th Cir. 2002) 41

Chamberlain v. Aberdeen Asset Mgmt. Ltd., No. 02-5870, 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005) 34, 36

Chill v. Gen. Elec. Co., 101 F.3d 263 (2d Cir. 1996) 26

Cohen v. USEC, Inc., No. CIV.A.02-1459, 2003 WL 21689097 (4th Cir. July 21, 2003) (unpublished) 18

D.E. & J Ltd. P'ship, 284 F. Supp. 2d 719 (E.D. Mich. 2003) 25

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25 (2d Cir. 2005) 47

Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706 (S.D.N.Y. 2003) 44, 45

Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984) 38

Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569 (S.D.N.Y. 2001) 34, 36

Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P., 260 F. Supp. 2d 616 (S.D.N.Y. 2003) 36

Dudek v. Prudential Sec., Inc., 295 F.3d 875 (8th Cir. 2002) 44

Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship, 213 F.3d 175 (4th Cir. 2000) 5, 30

Eckstein v. Balcor Film Investors, 740 F. Supp. 572 (E.D. Wisc. 1990) 21

Ernst & Ernst v. Hochfelder, 425 U.S. 185 (1976) 24

TABLE OF AUTHORITIES
(continued)

Page

Fare Deals, Ltd. v. World Choice Travel.com, Inc.,
180 F. Supp. 2d 678 (D. Md. 2001) 30

Feitelberg v. Merrill Lynch & Co.,
234 F. Supp. 2d 1043 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) 44, 48

Fidel v. Farley,
392 F.3d 220 (6th Cir. 2004) 27

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004) 23

Gasner v. Bd. of Supervisors,
103 F.3d 351 (4th Cir. 1996) passim

Glaser v. Enzo Biochem., Inc.,
303 F. Supp. 2d 724 (E.D. Va. 2003) 7

Goldberger v. Bear, Stearns & Co., Inc.,
No. CIV.A.98-8677, 2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000) 9

Gonzaga Univ. v. Doe,
536 U.S. 273 (2002) 32

Grabow v. PricewaterhouseCoopers,
313 F. Supp. 2d 1152 (N.D. Okla. 2004) 48

Grossman v. Waste Mgmt., Inc.,
589 F. Supp. 395 (N.D. Ill. 1984) 12

GSC Partners CDO Fund v. Washington,
368 F.3d 228 (3d Cir. 2004) 27

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir. 1999) 6

Haynes v. Anderson & Strudwick, Inc.,
508 F. Supp. 1303 (E.D. Va. 1981) 19

Herndon v. Equitable Variable Life Ins. Co.,
325 F.3d 1252 (11th Cir. 2003) 44

In re AFC Enters. Sec. Litig.,
348 F. Supp. 2d 1363 (N.D. Ga. 2004) 12

Page

In re Bank of Boston Corp. Sec. Litig.,
762 F. Supp. 1525 (D. Mass. 1991) 8

In re Cable & Wireless, PLC, Sec. Litig.,
321 F. Supp. 2d 749 (E.D. Va. 2004) 7, 41

In re Criimi Mae, Inc. Sec. Litig.,
94 F. Supp. 2d 652 (D. Md. 2000) 5, 6, 41

In re Cryomedical Scis., Inc. Sec. Litig.,
884 F. Supp. 1001 (D. Md. 1995) 22

In re e.spire Communications, Inc. Sec. Litig.,
127 F. Supp. 2d 734 (D. Md. 2001) 5, 39

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 8, 9

In re Enron Corp. Sec. Derivative & ERISA Litig.,
284 F. Supp. 2d 511 (S.D. Tex. 2003) 46

In re FAC Realty Sec. Litig.,
990 F. Supp. 416 (E.D.N.C. 1997) 41

In re First Union Corp. Sec. Litig.,
128 F. Supp. 2d 871 (W.D.N.C. 2001) 5

In re Medimmune, Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995) 6, 7, 40, 41

In re Mutual Fund Inv. Litig.,
320 F. Supp. 2d 352 (D. Md. 2004) 43, 45, 46

In re NationsMart Corp. Sec. Litig.,
130 F.3d 309 (8th Cir. 1997) 20

In re Paracelsus Corp. Sec. Litig.,
6 F. Supp. 2d 626 (S.D. Tex. 1998) 14

In re PEC Solutions, Inc. Sec. Litig.,
No. 03-CV-331, 2004 WL 1854202 (E.D. Va. May 25, 2004) 29

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) passim

TABLE OF AUTHORITIES
(continued)

Page

In re Sahlen & Assocs., Inc. Sec. Litig.,
773 F. Supp. 342 (S.D. Fla. 1991) 6, 20

In re Stac Elecs. Sec. Litig.,
89 F.3d 1399 (9th Cir. 1996) 6

In re Storage Technology Corp. Sec. Litig.,
630 F. Supp. 1072 (D. Colo. 1986) 9

In re USEC Sec. Litig.,
190 F. Supp. 2d 808 (D. Md. 2002) 14, 15

In re Van Wagoner Funds, Inc.,
No. C 02-03383, 2004 WL 2623972 (N.D. Cal. July 27, 2004) 20, 21, 28, 30

In re Visual Networks, Inc. Sec. Litig.,
217 F. Supp. 2d 662 (D. Md. 2002) 21

In re Worldcom, Inc. Sec. Litig.,
308 F. Supp. 2d 214 (S.D.N.Y. 2004) 17

Kauffman v. Dreyfuss Fund, Inc.,
434 F.2d 727 (3d Cir. 1970) 9

Klein v. Gen. Nutrition Cos.,
186 F.3d 338 (3d Cir. 1999) 22

La Mar v. H&B Novelty & Loan Co.,
489 F.2d 461 (9th Cir. 1973) 8

Lentell v. Merrill Lynch & Co.,
396 F.3d 161 (2d Cir. 2005) 24

Lewis v. Casey,
518 U.S. 343 (1996) 8

Lone Star Ladies Inv. Club v. Schlotzsky's, Inc.,
238 F.3d 363 (5th Cir. 2001) 6

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) 8

Metz v. United Counties Bancorp.,
61 F. Supp. 2d 364 (D.N.J. 1999) 12

TABLE OF AUTHORITIES
(continued)

Page

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001) 5, 38

Miller v. Asensio & Co., Inc.,
364 F.3d 223 (4th Cir. 2004) 28, 29, 31

Morris v. Wachovia Securities, Inc.,
277 F. Supp. 2d 622 (E.D. Va. 2003) 30

Morse v. Abbott Lab.,
756 F. Supp. 1108 (N.D. Ill. 1991) 6

Morton v. Mancari,
417 U.S. 535 (1974) 42

Olesh v. Dreyfus Corp.,
No. CIV.A.94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995) 10, 11

Olmsted v. Pruco Life Ins. Co. of New Jersey,
283 F.3d 429 (2d Cir. 2002) passim

Oran v. Stafford,
226 F.3d 275 (3d Cir. 2000) 22

Ottman v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 7, 24, 48

Phillips v. LCI Int'l, Inc.,
190 F.3d 609 (4th Cir. 1999) passim

PPM Am., Inc. v. Marriott Corp.,
853 F. Supp. 860 (D. Md. 1994) 12, 13

PR Diamonds, Inc. v. Chandler,
364 F.3d 671 (6th Cir. 2004) 27

Prager v. Knight/Trimark Group, Inc.,
124 F. Supp. 2d 229 (D.N.J. 2000) 44

Prof'l Mgmt Assocs. Employees' Profit Sharing Plan v. KPMG LLP,
335 F.3d 800 (8th Cir. 2003) 45, 46, 48

Prusky v. Aetna Life Ins. & Annuity Co.,
No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004) 4

TABLE OF AUTHORITIES
(continued)

Page

Prusky v. Phoenix Life Ins. Co.,
No. CIV.A. 02-6010, 2003 WL 1256225 (E.D. Pa. Mar. 4, 2003)4

Radzanower v. Touche Ross & Co.,
426 U.S. 148 (1976)42

Ramos v. Patrician Equities Corp.,
765 F. Supp. 1199 (S.D.N.Y. 1991)9

Randall v. Loftsgaarden,
478 U.S. 647 (1986)12

Recupito v. Prudential Sec.,
112 F. Supp. 2d 449 (D. Md. 2000)14

Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
292 F.3d 1334 (11th Cir. 2002)44

Rombach v. Chang,
355 F.3d 164 (2d Cir. 2004)6

Rowinski v. Salomon Smith Barney Inc.,
No. 03-4762, -- F.3d --, 2005 WL 356810 (3d Cir. Feb. 16, 2005)44, 47

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004)passim

Schatz v. Rosenberg,
943 F.2d 485 (4th Cir. 1991)5

Sears v. Likens,
912 F.2d 889 (7th Cir. 1990)6

SEC v. PIMCO Advisors Fund Mgmt., LLC,
341 F. Supp. 2d 454 (S.D.N.Y. 2004)4

SEC v. Zandford,
535 U.S. 813 (2002)47

Security Pac. Nat'l Bank v. RTC,
63 F.3d 900 (9th Cir. 1995)42

Semerenko v. Cendant Corp.,
223 F.3d 165 (3d Cir. 2000)28

TABLE OF AUTHORITIES
(continued)

Page

Shapiro v. Cantor,
123 F.3d 717 (2d Cir. 1997) ..24

Touche Ross & Co. v. Redington,
442 U.S. 560 (1979)..32

Transamerica Mortgage Advisors, Inc. v. Lewis,
444 U.S. 11 (1979)..32, 33

TSC Indus. v. Northway, Inc.,
426 U.S. 438 (1976)..14

U.S. v. LaPorta,
46 F.3d 152 (2d Cir. 1994) ..42

U.S. v. Thayer,
201 F.3d 214 (3d Cir. 1999) ..42

Vervaecke v. Chiles, Heider & Co.,
578 F.2d 713 (8th Cir. 1978)..9

Warth v. Seldin,
422 U.S. 490 (1975)..7

White v. Heartland High-Yield Mun. Bond Fund,
237 F. Supp. 2d 982 (E.D. Wis. 2002) ..34, 36

Windsor Sec., Inc., v. Hartford Life Ins. Co.,
986 F.2d 655 (3d Cir. 1993) ..4

Winne v. Equitable Life Assurance Soc'y,
315 F. Supp. 2d 404 (S.D.N.Y. 2003) ..43

Young v. Nationwide Life Ins. Co.,
183 F.R.D. 502 (S.D. Tex. 1998)..20, 21

Federal Statutes

15 U.S.C. § 77k..11, 12, 14

15 U.S.C. § 77*l* ..11, 12, 14, 15

15 U.S.C. § 77m..11, 17

15 U.S.C. §§ 77o..39

TABLE OF AUTHORITIES
(continued)

Page

15 U.S.C. § 78bb(f)(1) 43, 47

15 U.S.C. § 78j(b) 19

15 U.S.C. § 78u-4(b) 6, 7, 19, 23, 25, 31, 48

15 U.S.C. § 80a-24(e) 18

15 U.S.C. § 80a-26(f)(2)(A) 32

15 U.S.C. § 80a-27(i)(2) 32

15 U.S.C. § 80a-33(b) 31, 35

15 U.S.C. § 80a-35 31, 35, 36, 37, 38, 39

15 U.S.C. § 80a-47(a) 42

1970 U.S.C.C.A.N. 4897 38

1995 U.S.C.C.A.N. 730 7

84 Stat. 1413 (1970) 35

H.R. Conf. Rep. No. 104-369 7

Pub. L. No. 91-547 35

S. Rep. No. 91-184 38

Other Authorities

Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, SEC Release No. 33-8408 22

SEC v. M. Wesley Groshans & Brokers Cap. Mgmt., Inc., 47 S.E.C. Docket 712, Litig. Release No. 12,677, 1990 WL 322073, at *2 (Oct. 19, 1990) 42

The Fund Defendants[1] respectfully submit this omnibus memorandum of law in support of their motion to dismiss the Consolidated Amended Class Action Complaints ("Complaints") pursuant to Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, the Private Securities Litigation Reform Act ("Reform Act" or "PSLRA"), and the Securities Litigation Uniform Standards Act ("SLUSA").

PRELIMINARY STATEMENT

Plaintiffs seek to sue a variety of defendants on behalf of purchasers and/or holders of mutual fund shares issued by investment companies whose advisers allegedly permitted market timing or late trading. They purport to assert direct claims under Sections 11 and 12(a)(2) of the Securities Act, Section 10(b) of the Exchange Act, Sections 34(b), 36(a), and 36(b) of the Investment Company Act, and the common law. They also seek to impose control person liability under the Securities, Exchange, and Investment Company Acts.

Plaintiffs seek to bring these claims with respect to mutual funds in which they never invested. They improperly make claims concerning all (or nearly all) mutual funds in each of the mutual fund complexes at issue, without alleging that they ever owned shares in most of them. Plaintiffs have no standing to sue with respect to the funds that they never owned.

The Complaints also fail to state a claim. Among other reasons, set forth below, plaintiffs do not allege that they suffered harm compensable under the Securities Act. Plaintiffs' Exchange Act claims fail because plaintiffs plead neither causation nor scienter with

[1] The Fund Defendants include all investment companies or "mutual funds," all current and former officers, directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and all current and former officers, directors, trustees, and employees of any of those entities who are named as defendants in the Consolidated Amended Class Action Complaints. In this brief, the Fund Defendants advance arguments of general application (and most arguments of relatively broad application) in support of their motion to dismiss. Arguments specific to a single mutual fund complex or defendant (or merely a few of them) are set forth in separate supplemental memoranda that various Fund Defendants will submit. Throughout this brief, the Fund Defendants refer by way of example to specific Complaints. Such examples are provided for the Court's convenience. The arguments raised in connection with such examples are not limited to the specific Complaints that are cited.

particularity. This is not a fraud-on-the-market case, and plaintiffs' failure to plead actual reliance is a fatal deficiency. In addition, plaintiffs purport to bring a Section 10(b) claim on behalf of a class of *holders* of mutual fund shares, despite the clear limitation in Section 10(b) to claims for injuries suffered in connection with a *purchase* or *sale*. They also do not plead transaction causation or loss causation.

Plaintiffs' attempt to recover damages under Section 36(b) of the Investment Company Act ("ICA") based on allegations of market timing and late trading reflects a fundamental misconception about the nature of a Section 36(b) claim. Section 36(b) does not provide a fee-based remedy for *any* breach of fiduciary duty of which plaintiffs can conceive. Instead, it permits a recovery only where (unlike here) plaintiffs plead with specificity and prove that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. Plaintiffs fall far short of that standard because they do not allege *any* facts concerning the relationship between the fees charged and the services rendered by defendants, but instead rely entirely on conclusory assertions that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged market timing and late trading. Plaintiffs' remaining claims under other sections of the ICA must be dismissed because no private right of action may be implied under them.

Plaintiffs' control person allegations fail because of the absence of viable underlying claims and specific facts (as opposed to unwarranted conclusions) supporting their allegations of control. The state law claims are preempted by SLUSA.

For all of these reasons, and the other reasons set forth below, the Complaints should be dismissed.

BACKGROUND

Plaintiffs are individuals or entities that, during the relevant class periods, purchased or held shares in mutual funds offered by open-end management investment companies organized as business trusts or corporations. See, e.g., Putnam Compl. ¶ 10; MFS Compl. ¶¶ 13, 20-29. As plaintiffs acknowledge, some of these investment companies offer a single mutual fund to investors, and others offer a series of funds.[2] See, e.g., Putnam Compl. ¶¶ 23-28; MFS Compl. ¶¶ 20-29. Plaintiffs do not allege that any fund within a series offered by a defendant investment company owns any portion of any other fund, or that by buying a share in a fund any shareholder obtains any interest in any other fund. In other words, plaintiffs do not (indeed cannot) dispute that a share in a mutual fund is an interest only in the portfolio of securities and other assets owned by *that* mutual fund, and *no other.*

In general terms, the price of a mutual fund share is computed by determining the value of the investments held by a particular fund (less its liabilities) at a particular moment, and dividing that value by the number of shares then outstanding in that fund. See Putnam Compl. ¶ 63. That price is known as the net asset value per share or "NAV." See id. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique, and bears no relation to the NAV of any other fund. See generally id. Thus, for example, market timing activity alleged to dilute the performance of one fund does not and cannot affect that of any other fund.

Plaintiffs assert that they suffered harm from "market timing" or "late trading." See Putnam Compl. ¶¶ 1, 5. Market timing is a term with no precise definition. According to the Complaints, market timing includes frequent trading that may (or may not) have been designed

[2] The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda that the various Fund Defendants will submit. For the Court's convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Putnam or MFS Sub-Track Consolidated Amended Class Action Complaints, but those paragraphs relevant to this argument are basically the same in all of the Complaints.

to take advantage of stale prices. See id. ¶¶ 68-69. As the SEC has observed on numerous occasions, market timing is not illegal.[3] See, e.g., SEC v. PIMCO Advisors Fund Mgmt., LLC, 341 F. Supp. 2d 454, 458, 463 (S.D.N.Y. 2004). Plaintiffs allege that late trading, where it occurred, was a practice whereby certain traders made decisions to buy or perhaps sell mutual fund shares after the 4:00 p.m. deadline that all of the defendant mutual funds used to calculate NAV. See MFS Compl. ¶ 3.

Plaintiffs assert several species of harm allegedly flowing from late trading or market timing, including excessive fees or costs that the funds allegedly incurred, or dilution of future investment returns. See Putnam Compl. ¶¶ 70-74. None of this asserted harm was realized when any plaintiff purchased shares. See id. ¶ 67. Plaintiffs' purchases were at all times at NAVs that were calculated based on the actual value of fund assets at the time of purchase, and plaintiffs do not allege that any fund NAV was ever calculated improperly. See id. Because plaintiffs in fact paid the proper price for their mutual fund shares in every case, they were not harmed upon purchase. Any harm that they might claim to have suffered would occur after purchase, to the extent that the existence of late trading or market timing somehow caused future returns to be less than they otherwise would have been. See generally id.

ARGUMENT

I. PLEADING REQUIREMENTS

The Complaints should be dismissed for failure to comply with the pleading requirements imposed by Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure, and the Reform Act.

[3] Before the publicity addressing market timing that prompted these actions, several market timers brought suit against investment companies to require them to permit market timing. See, e.g., Windsor Sec., Inc., v. Hartford Life Ins. Co., 986 F.2d 655 (3d Cir. 1993); Prusky v. Aetna Life Ins. & Annuity Co., No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004); Prusky v. Phoenix Life Ins. Co., No. CIV.A. 02-6010, 2003 WL 1256225 (E.D. Pa. Mar. 4, 2003); Am. Nat'l Bank and Trust Co. of Chicago v. Allmerica Fin., No. 02 C 5251, 2003 WL 1921815 (N.D. Ill. Apr. 21, 2003). None of these courts concluded market timing was illegal, and several acknowledged that the practice was not illegal or inconsistent with public policy. See, e.g., Prusky v. Aetna Life Ins., 2004 WL 2384967, at *4.

A. Pleading Requirements Under Rule 12(b)(6)

In evaluating a motion to dismiss under Rule 12(b)(6), a court must presume only that the well-pleaded *facts* set forth in a complaint are true. The court need not credit a complaint's deductions, legal conclusions, or bald assertions, even where they are couched as factual assertions. See Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 326 (4th Cir. 2001) (quoting 5A Charles A. Wright & Arthur R. Miller, Federal Practice and Procedure § 1357 at 318 (2d ed. 1990)); Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship, 213 F.3d 175, 180 (4th Cir. 2000) (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"); Schatz v. Rosenberg, 943 F.2d 485, 489 (4th Cir. 1991) (same). "This requirement serves to prevent costly discovery on claims with no underlying factual or legal basis." Migdal, 248 F.3d at 326.

In ruling on a motion to dismiss, a court may rely on "public documents quoted by, relied upon, incorporated by reference in, or otherwise integral to the complaint, and such reliance does not convert such a motion into one for summary judgment." In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d 734, 737 (D. Md. 2001). In securities fraud cases, courts may also examine materials "'publicly available to reasonable investors at the time the defendant made statements plaintiffs alleged were fraudulent.'" In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871, 883 (W.D.N.C. 2001) (citation omitted). Such materials may include "documents or articles cited in the complaint, SEC filings, press releases, stock price tables, and other material on which plaintiff's allegations necessarily rely." Id.; see Phillips v. LCI Int'l, Inc., 190 F.3d 609, 615-18 (4th Cir. 1999) (considering news article and company's proxy statement); In re Criimi Mae, Inc. Sec. Litig., 94 F. Supp. 2d 652, 655-56 (D. Md. 2000) (considering press releases and public disclosure documents).

B. Pleading Standards Under Rule 9(b)

Rule 9(b) requires that all averments of fraud be pleaded with particularity.[4] This requires a clear explanation of who made an allegedly false statement and why it is false, as well as a well-pleaded factual basis for a strong inference of fraudulent intent (scienter). More specifically, plaintiffs must with particularity plead the "time, place, speaker and contents of the allegedly false statement, as well as the manner in which the statements are false and the specific facts raising an inference of fraud." In re Criimi Mae Sec. Litig., 94 F. Supp. 2d at 657; see Harrison v. Westinghouse Savannah River Co., 176 F.3d 776, 784 (4th Cir. 1999) (same). The requirement that plaintiffs must plead with particularity "all of the elements of fraud" under Rule 9(b), see In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 368 (D. Md. 2004), means that where (as here) the fraud-on-the-market presumption of reliance does not apply,[5] plaintiffs must plead the actual reliance element of fraud with particularity. See, e.g., In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. 342, 353, 358 (S.D. Fla. 1991); Morse v. Abbott Lab., 756 F. Supp. 1108, 1112 (N.D. Ill. 1991).

C. Pleading Standards Under The Reform Act

To state a claim under Section 10(b) of the Exchange Act, plaintiffs must satisfy not only Rule 9(b) but also the heightened pleading standards set forth in the Reform Act. The Reform Act, like Rule 9(b), requires that plaintiffs identify the misleading statements made by *each* defendant and explain why *each* statement was misleading. See 15 U.S.C. § 78u-4(b)(1); In re Royal Ahold, 351 F. Supp. 2d at 368-69; In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953, 960-61 & n.7 (D. Md. 1995). So-called "group pleading" – a presumption that "statements in

[4] This applies to all claims that sound in fraud. See, e.g., Cal. Public Employees' Ret. Sys. v. Chubb Corp., 2004 U.S. App. LEXIS 27189, at *81 (3d Cir. Dec. 30, 2004) (Rule 9(b) applies to Sections 11 and 12(a)(2) claims that "sound in fraud"); Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004); Lone Star Ladies Inv. Club v. Schlotzsky's, Inc., 238 F.3d 363, 368 (5th Cir. 2001); In re Stac Elecs. Sec. Litig., 89 F.3d 1399, 1404 (9th Cir. 1996); Sears v. Likens, 912 F.2d 889, 893 (7th Cir. 1990).

[5] See infra at 19-21.

company generated documents represent the collective work of those individuals directly involved in the company's daily management" – is inconsistent with the particularity requirements of Rule 9(b) and the Reform Act. In re Royal Ahold, 351 F. Supp. 2d at 370; see also In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004); Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003); In re Medimmune, 873 F. Supp. at 960-61, n.7. In other words, plaintiffs may not "presume" that a particular defendant is responsible for making a statement.

The Reform Act, like Rule 9(b), also requires specific pleading of facts showing that each defendant acted with scienter. In particular, the Reform Act requires that "the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). Congress enacted this more stringent pleading standard "to curtail the filing of meritless lawsuits" and to create a uniform pleading standard among the circuits. H.R. Conf. Rep. No. 104-369, at *41 (1995), reprinted in 1995 U.S.C.C.A.N. 730, 740; Ottman v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 344 (4th Cir. 2003).

II. PLAINTIFFS CANNOT BRING CLAIMS WITH RESPECT TO MUTUAL FUNDS THAT THEY DID NOT PURCHASE, SELL, OR OWN

Plaintiffs claim to own shares in far fewer than all of the funds in any of the fund complexes, but improperly bring claims with respect to *all* or *most* of the funds in every complex. In fact, plaintiffs have no standing to sue in connection with funds in which they have made no investments and are not shareholders.

A. The Securities Laws Have Strict Standing Requirements

Plaintiffs must plead facts showing that they have standing to bring a claim. Warth v. Seldin, 422 U.S. 490, 498 (1975) (requiring case or controversy and that plaintiff must assert

own legal rights); Lujan v. Defenders of Wildlife, 504 U.S. 555, 561 (1992) (plaintiff bears the burden of meeting each of the standing requirements). In securities class actions, courts have taken special care to ensure that standing requirements are met. See La Mar v. H&B Novelty & Loan Co., 489 F.2d 461, 469 (9th Cir. 1973) (standards are "exacting"); In re Bank of Boston Corp. Sec. Litig., 762 F. Supp. 1525, 1531 (D. Mass. 1991) ("Strict standing requirements are particularly important in the area of securities litigation to curb the risks of vexatious litigation and abuse of discovery.").

The named plaintiffs must themselves have individual standing to bring each of their claims, and the fact that they purport to act for a class is irrelevant to this question. "That a suit may be a class action ... adds nothing to the question of standing, for even named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent." Lewis v. Casey, 518 U.S. 343, 357 (1996) (quoting Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40, n.20 (1976)); see also Adair v. Sorenson, 134 F.R.D. 13, 16 (D. Mass. 1991) (citation omitted) ("A Court must assess standing to sue based upon the standing of the named plaintiff and not upon the standing of unidentified class members.").

B. Plaintiffs Have No Standing To Bring Claims Regarding Funds They Did Not Buy, Sell, Or Hold

Plaintiffs cannot bring claims with respect to mutual funds that they never owned, because they have no standing to do so. See In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38 (D. Mass. 2003); Nenni v. Dean Witter Reynolds, Inc., No. 98-12454, 1999 U.S. Dist. LEXIS 23351, at *5-6 (D. Mass. Sept. 29, 1999); see also Vervaecke v. Chiles, Heider & Co., 578 F.2d

713, 719 (8th Cir. 1978) (no standing to assert claims arising out of bond offering in which plaintiff did not participate).[6]

In Eaton Vance, 219 F.R.D. at 41, plaintiffs filed a class action complaint under Section 11 of the Securities Act against four mutual funds, along with their directors and investment adviser. None of the named plaintiffs owned two of the four funds. Id. at 41. The district court held that plaintiffs had no standing to pursue any claims with respect to those two funds, because plaintiffs could not "demonstrate the requisite case or controversy between themselves personally" and those funds. Id. (citations omitted). The court in Dean Witter, 1999 U.S. Dist. LEXIS 23351, at *5-6, reached the same conclusion on similar facts. There, an investor in four mutual funds filed a complaint on behalf of a class of individuals who had purchased shares in any of forty-one different funds issued by an investment company. Id. at *2. The court held that the plaintiff only had standing to bring claims with respect to the four funds in which he owned shares. Id. at *5-6.

Virtually all of plaintiffs' claims in this case are rooted in alleged misstatements and omissions regarding market timing and late trading in fund prospectuses. See, e.g., Putnam Compl. ¶¶ 114-35, 139, 143-44, 150, 153-54, 167, 172, 177, 182, 187. Plaintiffs have no standing to sue on account of alleged defects in prospectuses for mutual funds that they never owned. See Ramos v. Patrician Equities Corp., 765 F. Supp. 1199-1200 (S.D.N.Y. 1991) (insufficient allegation of injury to establish standing to sue entities that had not contributed to allegedly misleading materials used in the partnerships in which the class representatives had

[6] See also Kauffman v. Dreyfuss Fund, Inc., 434 F.2d 727, 734 (3d Cir. 1970) (mutual fund shareholder could not bring action on behalf of shareholders in similarly situated mutual funds in which he did not invest); Goldberger v. Bear, Stearns & Co., Inc., No. CIV.A.98-8677, 2000 WL 1886605, at *1 (S.D.N.Y. Dec. 28, 2000) ("In order to maintain a class action, Plaintiffs must first establish that they have a valid claim with respect to the shares that they purchased. If the named Plaintiffs have no cause of action in their own right, their complaint must be dismissed, even though the facts set forth in the complaint may show that others might have a valid claim."); In re Storage Technology Corp. Sec. Litig., 630 F. Supp. 1072, 1078 (D. Colo. 1986) (dismissing Section 11 claim because plaintiffs did not allege that they purchased the securities in question).

invested); Adair, 134 F.R.D. at 16 (plaintiff lacked standing to bring claim based on statements made after his last purchase).

C. Plaintiffs Have No Standing To Bring Claims Regarding Funds Not Alleged To Have Been Market Timed

Plaintiffs in these cases have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading. However, because they do not allege that they suffered any actual injury arising from their ownership of shares in these other funds, they do not make out any claim or controversy with respect to them. Plaintiffs therefore lack standing to assert such claims and these defendants must be dismissed.

As discussed above, a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, and *no other*. See supra at 3. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique to that fund, and is not affected by changes to the NAV of any other fund. Thus, if one fund is the subject of market timing, that cannot affect the NAV of another fund. Plaintiffs claim that shareholders in "timed" funds were injured, not that market timing somehow caused harm in "nontimed" funds. Thus, absent allegations that market timing took place in a particular fund, plaintiffs have alleged no "injury in fact" from market timing, and their claims must be dismissed.

In Olesh v. Dreyfus Corp., No. CIV.A.94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995), the complaint challenged an investment adviser's plan to reduce or eliminate fee waivers for certain funds within the fund family it advised. According to the court, however, "[n]owhere in plaintiffs' complaint is it alleged that the funds in which plaintiffs own shares ... have waiver agreements in effect." Id. at *17. As a result, the plaintiffs had "not suffered any 'injury in fact' as a result of any plan to phase out the waiver agreements" and therefore "cannot prove any facts

that would support a claim for relief on this ground." Id. The same result is required here. Plaintiffs' claims with respect to the funds in which no market timing or late trading occurred therefore should be dismissed.

III. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Claims Under Sections 11 And 12(a)(2) Against All Fund Defendants Should Be Dismissed

Plaintiffs assert claims against various Fund Defendants under Sections 11 and 12(a)(2) of the Securities Act. To advance a claim under Section 11, plaintiffs must plead that the registration statement pursuant to which they purchased the securities at issue "contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77k(a); see In re Royal Ahold, 351 F. Supp. 2d at 399-00. To state a claim under Section 12(a)(2), plaintiffs must plead that they purchased securities pursuant to a prospectus containing an "untrue statement of material fact" or material omission. 15 U.S.C. § 77*l*(a)(2); see In re Royal Ahold, 351 F. Supp. 2d at 401. Under both Sections 11 and 12, plaintiffs may not recover damages for any loss in value of their investment "resulting from" something other than the challenged registration statement or prospectus. 15 U.S.C. §§ 78k(e), 78*l*(b). Both Sections 11 and 12(a)(2) are subject to a one-year statute of limitations and three-year statute of repose. See 15 U.S.C. § 77m.

1. Plaintiffs Have Not Properly Alleged Harm

Plaintiffs' claims under Sections 11 and 12(a)(2) must be dismissed because they have not pleaded a factual basis for their claim of harm compensable under the Securities Act. Only one measure of damages is available under Section 11: "the amount paid for a security less: (1) the value of the security at the time the suit was brought, (2) the price of the security if sold in the market before suit, or (3) the price at which the security is disposed of after suit, if greater

than the value when suit was brought." In re AFC Enters. Sec. Litig., 348 F. Supp. 2d 1363, 1379 (N.D. Ga. 2004); see 15 U.S.C. § 77k(e). There are thus no statutory damages in a Section 11 case where plaintiffs made a profit while holding their shares, i.e., when the price of the security at issue was *higher* on the date of filing the complaint (or the pre-complaint date of sale) than it was at the time of plaintiffs' purchase. See, e.g., PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (granting summary judgment against Section 11 claims because there are no damages where plaintiff "sells the securities at issue for a net profit"); In re AFC Enters. Sec. Litig., 348 F. Supp. 2d at 1379-80; Grossman v. Waste Mgmt., Inc., 589 F. Supp. 395, 415-16 (N.D. Ill. 1984) (summarily dismissing Section 11 claim where value of securities at time suit was brought was greater than amount paid for security).

Because the existence of damages is an element of a Section 11 claim, "it is not enough to merely plead injuries, the plaintiff must plead a certain kind of injury" – i.e., that the share price on the date of the complaint (or pre-complaint sale) was *lower* than on the date of purchase. Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999). Otherwise, the complaint must be dismissed. See id. (dismissing complaint "devoid of any allegations" that value of plaintiff's stock was less at time of filing or that stock was sold before suit was filed). None of the Complaints has any allegation that on the date of filing (or the date of a pre-complaint sale) the NAV of any fund was lower than on the date of purchase. Accordingly, all of the Section 11 claims should be dismissed.

The same is true of plaintiffs' Section 12(a)(2) claims. Section 12(a)(2) allows only two remedies: (i) rescission upon plaintiffs' prompt tender of shares in exchange for the original purchase price, or (ii) rescissionary damages if plaintiff has sold his shares. See 15 U.S.C. § 77*l*(a)(2); Randall v. Loftsgaarden, 478 U.S. 647, 656 (1986). As with Section 11, "if a plaintiff

sells the securities at issue for an amount greater than the plaintiff's purchase price, then the plaintiff has suffered no damages recoverable under § 12(a)(2)." PPM Am., Inc., 853 F. Supp. at 876.

Because the plaintiffs have not pleaded a factual basis for damages under either Section 11 or 12(a)(2), or for rescission under Section 12(a)(2), their claims should be dismissed.

2. Plaintiffs' Securities Act Claims Fail For Other Reasons

a. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs' claims should also be dismissed for the simple reason that they do not allege pursuant to *which* allegedly false and misleading prospectus they purchased their securities. To assert their Securities Act claims, plaintiffs are required to allege that they purchased securities "pursuant to" an allegedly false or misleading registration statement or prospectus. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 399-401. The mutual funds involved in this case issued differing prospectuses from time to time. For example, plaintiffs purport to bring claims on behalf of all purchasers of MFS funds from December 1998 to December 2003. See MFS Compl. ¶ 1. Plaintiffs also allege that the MFS prospectuses were "modified during that Class Period" such that at unspecified times "prior to 2001" MFS fund prospectuses contained certain language, and that at unspecified times "after the beginning of 2002" they contained different language. See id. ¶¶ 93, 97. But plaintiffs do not allege *when* they purchased their securities in each fund and pursuant to *which* prospectus. Such a factual allegation is necessary to establish standing to sue, to give adequate notice of the nature and extent of their claims, to establish that

their claims are timely (as discussed infra), and to establish statutory damages (as discussed above).[7] Accordingly, plaintiffs' Sections 11 and 12(a)(2) claims should be dismissed.

b. Plaintiffs Have Not Alleged The Materiality Of The Challenged Disclosures

The Securities Act claims should be dismissed in their entirety because plaintiffs have failed to allege that the challenged misrepresentations and omissions were material. See 15 U.S.C. § 77k(a) (imposing liability where registration statement "contained an untrue statement of a *material* fact or omitted to state a *material* fact required to be stated therein or necessary to make the statements therein not misleading") (emphasis added); 15 U.S.C. § 77*l*(a)(2) (imposing liability where defendant "offers or sells a security . . . by means of a prospectus ... which includes an untrue statement of a *material* fact or omits to state a *material* fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading") (emphasis added). Misrepresentations and omissions are material if there is a "substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976). In other words, "[t]he question of materiality is an objective one," requiring that there be "a substantial likelihood that a reasonable investor would have been caused by disclosure . . . to change his decision." Gasner v. Bd. of Supervisors, 103 F.3d 351, 356 (4th Cir. 1996) (affirming summary dismissal of Section 12(a)(2) claims for lack of materiality) (citing TSC Indus., 426 U.S. at 449); see also In re USEC Sec. Litig., 190 F. Supp. 2d 808, 815 (D. Md. 2002); Recupito v. Prudential Sec., 112 F. Supp. 2d 449, 455 (D. Md. 2000). When assessing materiality, courts do not read the challenged

[7] Plaintiffs must plead such facts even where they assert that the language that they challenge did not change, because plaintiffs have standing to bring claims only with respect to prospectuses pursuant to which their securities were purchased. See In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus because plaintiffs did not allege that they purchased securities pursuant to that prospectus).

statements in isolation, but rather evaluate the "total mix of information" available to investors by considering the challenged statements in the context of the entire disclosure. See Gasner, 103 F.3d at 358; In re USEC Sec. Litig., 190 F. Supp. 2d at 822-23.

Here, plaintiffs challenge isolated passages of prospectuses and registration statements concerning market timing policies, which they claim were misleading because market timing was, in fact, permitted in contravention of the stated policies. See, e.g., Columbia Compl. ¶¶ 128-32.[8] However, even assuming the falsity of those statements, in many of the Complaints plaintiffs fail entirely to allege *why* the market timing policies were material to their investment decision. There is no pleaded basis that any plaintiff actually read and relied on those policies, see infra at 19-21, much less that there was "a substantial likelihood that a reasonable investor would have ... change[d] his decision" to buy had he or she known that the unread policies were being violated. See Gasner, 103 F.3d at 356. The failure to plead materiality is fatal to plaintiffs' claims, as more fully set forth in the Fund Defendants' supplemental memoranda.

c. Plaintiffs Cannot Sue Director/Trustee Defendants Or Registrant/Issuer Defendants

Plaintiffs' Section 12(a)(2) claims, which are brought in several Complaints against the Director/Trustee Defendants ("Trustees") and the Registrant/Issuer Defendants (the "Funds"), must be dismissed with respect to those defendants because plaintiffs do not adequately allege that the Trustees or Funds were sellers within the meaning of Section 12(a)(2). Section 12(a)(2) provides that "any person who "*offers* or *sells* a security . . . by means of a prospectus or oral communication, which includes an untrue statement . . . shall be liable to the person purchasing such security *from him*." 15 U.S.C. § 77l(a)(2) (emphasis added). Section 12(a)(2) imposes

[8] As more fully briefed in the Fund Defendants' supplemental memoranda, the challenged prospectuses are not false with respect to mutual funds in which no market timing occurred or was permitted. Although the plaintiffs acknowledge that some of the funds being sued were not timed, see, e.g., MFS Compl. ¶ 107 (contrasting unnamed "Timed Funds" with unnamed "other" MFS Funds), plaintiffs fail to identify the untimed funds.

liability on a defendant who "passes title or interest in a security to a buyer for value or solicits an offer to buy a security." In re Royal Ahold, 351 F. Supp. 2d at 401 (citing Pinter v. Dahl, 486 U.S. 622, 642-51 (1988)). Thus, it is not enough for plaintiffs to assert the conclusion that a Trustee or Fund was a seller of a security.

To state a claim, plaintiffs must include well-pleaded facts supporting the conclusion that each defendant directly passed title to the plaintiff, or was "directly involved in the actual solicitation of a securities purchase." Shaw, 82 F.3d at 1215. None of the Complaints asserts that any plaintiff bought mutual fund shares directly from the Trustees or the Funds; and none contains facts showing that the Trustees or Funds had contact with plaintiffs sufficient to constitute solicitation. The Trustees are acknowledged to be distinct from the Funds and the Distributor Defendants. See, e.g., Federated Compl. ¶ 37. The Funds are merely alleged to be the "legal issuer[s]" of the fund shares. They are acknowledged to be distinct from the Distributor Defendants, who are alleged to be the "underwriter[s] for the Funds." See, e.g., MFS Compl. ¶¶ 29, 30. Thus, the Complaints do not allege that the Funds did anything other than sell securities to the Distributors, which in turn were sold to plaintiffs. This is not enough to state a claim because a "seller's seller" is *not* liable under Section 12(a)(2). Shaw, 82 F.3d at 1215 (citing Pinter, 486 U.S. at 644 n.21).

The only other pleaded basis for a claim against the Trustees and the Funds is a conclusory "solicitation" allegation: that the Trustees and Funds' "actions of solicitation ... included participation in the preparation and dissemination of the false and misleading Prospectuses." See, e.g., Federated Compl. ¶ 174. This is insufficient to state a claim. See Shaw, 82 F.3d at 1216 (affirming dismissal of claims because, just as here, "neither involvement in preparation of a registration statement or prospectus nor participation in 'activities' relating to

the sale of securities, standing alone, demonstrates the kind of *relationship between the defendant and plaintiff* that could establish statutory seller status") (emphasis in original); see also In re Royal Ahold, 351 F. Supp. 2d at 406-07 (dismissing Section 12(a)(2) claims against issuer-defendants where plaintiffs failed to establish that issuer-defendants were sellers).

Because the Complaints do not contain factual allegations showing that the Trustees or the Funds sold shares to plaintiffs or solicited their purchase of shares, the claims against the Trustees and the Funds under Section 12(a)(2) must be dismissed.

3. Some Or All Of Plaintiffs' Claims Under Sections 11 And 12(a)(2) Are Time-Barred

Some or all of the Securities Act claims should be dismissed because they are time-barred. Claims under Sections 11 and 12(a)(2) are subject to the statute of limitations set forth in Section 13 of the Securities Act, which provides that such claims must be brought "within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence." 15 U.S.C. § 77m. Section 13 further provides that "in no event" shall such claims be brought more than three years after the relevant offering or sale of securities. See id.[9]

Plaintiffs must "plead and prove facts that show that [their] action was filed within the time periods specified by statute." Caviness v. Derand Resources Corp., 983 F.2d 1295, 1302 (4th Cir. 1993) (affirming summary dismissal of Section 12(a)(2) claims where plaintiffs did not satisfy their burden of showing that their claims were filed within the time periods specified by statute). Plaintiffs cannot avoid dismissal simply by alleging that their claims are timely or could not have been brought sooner. See Cohen v. USEC, Inc., No. CIV.A.02-1459, 2003 WL

[9] This was not changed by the Sarbanes-Oxley Act of 2002. See In re Royal Ahold, 351 F. Supp. 2d at 365 & n.16 ("Section 804 of the Sarbanes-Oxley Act ... applies to claims which are fraud-based, such as § 10(b) and Rule 10b-5 claims, but not to § 11 or § 12 claims which ... are governed by the original one year-three year regime."); see also In re Worldcom, Inc. Sec. Litig., 308 F. Supp. 2d 214, 225-28 (S.D.N.Y. 2004) (dismissing Securities Act claim as time-barred because Sarbanes-Oxley does not affect one-year/three-year limitations regime).

21689097 (4th Cir. July 21, 2003) (unpublished) (affirming dismissal of Section 11 and 12(a)(2) claims even though plaintiffs alleged they did not discover untrue statements and omissions until less than one year before filing complaint).

The three-year statute of repose applicable to plaintiffs' claims is absolute. See Caviness, 983 F.2d at 1301-02 (Section 13 not subject to tolling). None of the Complaints was filed until late 2003 or early 2004, but they all seek damages based on investments made as far back as 1998. See, e.g., Alger Compl. ¶ 1; MFS Compl. ¶ 1. Plaintiffs' Securities Act claims must be dismissed to the extent that they are based on purchases that occurred more than three years before the filing of the Complaints.[10]

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

In some of the Complaints, plaintiffs assert claims under Section 10(b) on behalf of individuals who "purchased and/or held shares in any mutual fund" in the various fund complexes. See, e.g., Alger Compl. ¶1; Scudder Compl. ¶ 1. In other Complaints, plaintiffs segregate the claims into two counts: one for purchasers and one for holders. See, e.g., MFS Compl. ¶¶ 242, 252; One Group Compl. ¶¶ 138, 149; Putnam Compl. ¶¶ 137, 148. No matter how organized, plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is "directed at fraud 'in connection with the purchase or sale' of securities,"

[10] The three-year limitations period for a Section 11 claim runs from the time the security was "bona fide offered to the public." Under 15 U.S.C. § 80a-24(e), securities issued by an open-end investment company are "bona fide offered to the public" each time the investment company's registration statement is amended.

Furthermore, additional defendants were added in late 2004, and those Amended Complaints do not "relate back" to the filing date of the initial complaints unless the plaintiffs can demonstrate that the newly-added defendants "brought in by amendment (A) ha[ve] received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, but for a mistake concerning the identity of the proper party, the action would have been brought against the party." Fed. R. Civ. P. 15(c) (emphasis added). Accordingly, three years before the filing of the Amended Complaints is the operative time period for the statute of repose and statute of limitations for the newly-added defendants.

and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased. See Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 733 (1975); 15 U.S.C. § 78j(b).[11]

Here, there is no question that plaintiffs' holder claims – allegations that defendants' alleged misconduct "caused [them] to hold ... shares" – are foreclosed by Blue Chip. Compare, e.g., MFS Compl. ¶ 253; Columbia Compl. ¶ 183 (plaintiffs "would not have continued to hold their shares" had they been aware of the alleged misconduct), with Blue Chip, 421 U.S. at 754-55. Section 10(b) simply does not provide a remedy for plaintiffs to recover whatever post-purchase damages they allegedly sustained while holding. See Gurley, 674 F.2d at 257 ("plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing to sue" under Section 10(b)). The Complaints' holder claims must therefore be dismissed. See Haynes v. Anderson & Strudwick, Inc., 508 F. Supp. 1303, 1317-18 (E.D. Va. 1981).

2. Plaintiffs Have Failed Adequately To Allege Reliance On A Material Misstatement Or Omission

In addition to satisfying the "in connection with a purchase or sale" requirement, to state a claim under Section 10(b) plaintiffs must allege facts showing that: (1) defendant made a false statement or omission of material fact; (2) with scienter; (3) upon which plaintiff justifiably relied; and (4) loss causation. See In re Royal Ahold, 351 F. Supp. 2d at 368. In doing so, a plaintiff must comply with the heightened pleading requirements of Fed. R. Civ. P. 9(b) and the PSLRA. See In re Royal Ahold, 351 F. Supp. 2d at 368; 15 U.S.C. § 78u-4(b)(1), (2); supra at 6-7.

[11] In Blue Chip, the Supreme Court acknowledged that its adoption of a strict standing requirement may deprive plaintiffs (such as holders) of a federal cause of action, where their losses were not in connection with a purchase or sale. See 421 U.S. at 738-39.

Plaintiffs' 10(b) claims against all defendants fail because they do not plead facts with particularity showing that they actually relied on allegedly misleading statements in making their investment decisions. Compare Phillips v. LCI Int'l, Inc., 190 F.3d 609, 613 (4th Cir. 1999); In re Royal Ahold, 351 F. Supp. 2d at 368. Although the fraud-on-the-market presumption may in some cases excuse pleading actual reliance, Basic, Inc. v. Levinson, 485 U.S. 224, 243 (1988), that presumption does not apply to mutual funds "because the share price of a mutual fund is not affected by alleged misrepresentations or omissions; the share price of a mutual fund is determined by the value of all underlying securities it holds at a given time." In re Van Wagoner Funds, Inc., No. C 02-03383, 2004 WL 2623972, at *10 (N.D. Cal. July 27, 2004) (mutual fund share price not determined by any "market" but by value of underlying assets); see Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998) (same).

Actual reliance is established by showing that but for the claimed misrepresentations or omissions, the plaintiffs would not have entered into the securities transactions about which they complain. See Gasner, 103 F.3d at 360. At the pleading stage, this means that the complaint must set forth particularized facts addressing, for example, exactly what plaintiffs claim to have read and relied upon. Conclusory, boilerplate allegations of reliance do not suffice, nor do post hoc suggestions about what plaintiffs might have concluded had they read any particular document. See, e.g., In re NationsMart Corp. Sec. Litig., 130 F.3d 309, 322 (8th Cir. 1997) (reliance allegations deficient where plaintiffs "did not claim that they have ever read the Prospectus or specify which allegedly fraudulent statements they relied on in purchasing NationsMart stock"); Van Wagoner, 2004 WL 2623972, at *9-10 (plaintiffs made "no specific allegations that they read the annual reports or registration statements" that they challenged); In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. at 353, 358; Eckstein, 740 F. Supp. at 576,

583; see also In re Visual Networks, Inc. Sec. Litig., 217 F. Supp. 2d 662, 665 (D. Md. 2002). A plaintiff's failure to establish justifiable reliance "is necessarily fatal to a securities fraud claim." Banca Cremi, S.A. v. Alex. Brown & Sons, Inc., 132 F.3d 1017, 1028 (4th Cir. 1997); see also Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 180 (1994).

In these Complaints, plaintiffs either make no allegations related to individual reliance, see, e.g., Alger Compl.; Alliance Compl., or allege that they purchased fund shares "in ignorance of the facts [sic] that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses." Putnam Compl. ¶ 143. Neither strategy complies with Rule 9(b) or Rule 12(b)(6). Compare id. with Eckstein v. Balcor Film Investors, 740 F. Supp. 572, 576, 583 (E.D. Wisc. 1990) (dismissing Section 10(b) claim with near-verbatim reliance allegations for failure sufficiently to plead actual reliance). Plaintiffs' reference to "indirect" reliance appears to be an allusion to the fraud-on-the-market presumption. Of course, that presumption does not apply in this case, see Van Wagoner, 2004 WL 2623972, at *10 (citing Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998)), and plaintiffs' suggestion that it does demonstrates their fundamental misunderstanding of how open-end mutual funds are priced.

3. Failure To Plead Misrepresentations And Omissions

a. Because There Was No Duty To Disclose Market Timing Policies, Plaintiffs State No Claim Against The Mutual Fund Complexes That Made No Disclosure About Market Timing

Several of the fund prospectuses that plaintiffs challenge as false or misleading say nothing about market timing, and contain no language with respect to limitations on trading activity. Because none of the Fund Defendants had any duty to disclose market timing policies

(or their absence), plaintiffs cannot state a claim under Section 10(b) without identifying a false or misleading statement addressing market timing.

Silence, absent a duty to disclose, is not actionable under Section 10(b). Basic, 485 U.S. at 239 n.17. Thus, unless the omission of facts makes statements that are made materially misleading, or unless disclosure is required by a regulation or statute, the failure to speak gives rise to no claim. See id. at 238; Oran v. Stafford, 226 F.3d 275, 285-86 (3d Cir. 2000). Neither is there any duty to disclose something when it is already public and common knowledge. See Klein v. Gen. Nutrition Cos., 186 F.3d 338, 343 (3d Cir. 1999) (holding no duty to disclose information that was public knowledge, because "[f]ederal securities laws do not require a company to state the obvious"). The fact that something is material does not mean that it need be disclosed. See Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it."); In re Cryomedical Scis., Inc. Sec. Litig., 884 F. Supp. 1001, 1012 (D. Md. 1995) (citing In re Time Warner, Inc. Sec. Litig. v. Ross, 9 F.3d 259, 267 (2d Cir. 1993)).

Plaintiffs have not identified any regulation or statute that, during the relevant period, required disclosures concerning market timing. The information required to be disclosed in a mutual fund registration statement or prospectus is specifically set forth in SEC Form N-1A. During the class period (November 1, 1998–September 3, 2003), no portion of Form N-1A required the disclosure of market timing arrangements.[12] This is consistent with the fact that market timing was and is neither *per se* fraudulent nor illegal.

In sum, because there was no duty to disclose market timing policies, plaintiffs state no claim against the mutual fund complexes that made no disclosure about market timing.

[12] It was not until May 28, 2004 – well after the Complaints were filed – that for the first time the SEC implemented new regulations concerning market timing activities. See Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, SEC Release No. 33-8408 (6/28/04).

Plaintiffs' allegations about the prospectuses that did address market timing are addressed in the supplemental memoranda.

b. Plaintiffs Have Failed To Allege The Materiality And Falsity Of The Challenged Disclosures Concerning Market Timing

Plaintiffs' Exchange Act claims challenge the same statements that form the basis for their (inadequate) claims under the Securities Act. See supra at 11-18. Plaintiffs' failure to plead the materiality of those market timing disclosures also requires dismissal of their claims under Section 10(b). See Gasner, 103 F.3d at 356 (applying uniform materiality standard to both Securities Act and Exchange Act claims). Plaintiffs similarly fail to plead the falsity of the market timing disclosures because, as also noted supra, they do not specify which fund(s) they purchased, when, or whether the fund(s) was one that was market-timed. Plaintiffs' failure to plead materiality and falsity is particularly conspicuous here, because to state a claim under Section 10(b) they needed to do so with particularity. See 15 U.S.C. §§ 78u-4(b)(1)-(2).

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs have sued a host of defendants under Section 10(b). In order to do so, they must show that *each* defendant is responsible for having made a misleading statement. As noted earlier, several courts in this Circuit have held that the so-called "group pleading" presumption is inconsistent with the particularity requirements of Rule 9(b). See supra at 6. There can be no presumption that a person who apparently maintained his silence in fact was responsible for making a false statement. In Central Bank, the Supreme Court rejected the notion of aiding and abetting liability under Section 10(b). 511 U.S. at 177; see Gariety v. Grant Thornton, LLP, 368 F.3d 356, 369 (4th Cir. 2004). Thus, absent particular facts tying a defendant to a particular statement, there can be no claim under Section 10(b). See In re Royal Ahold, 351 F. Supp. 2d at 371 (rejecting "non-speaker" aiding and abetting liability under Central Bank and requiring that

to state claim under Section 10(b), defendant must "be alleged to have made a misrepresentation, which he knew or should have known would be communicated to investors").[13]

In their supplemental memoranda, the defendants will further address this defect of the Complaints as it applies to many of the named defendants.

5. Plaintiffs Have Failed To Plead Scienter

The term "scienter" refers to "a mental state embracing intent to deceive, manipulate, or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 193 n.12 (1976); Ottman, 353 F.3d at 343. To state a claim under Section 10(b), plaintiffs must allege with particularity facts giving rise to a strong inference of scienter. Phillips, 190 F.3d at 620. In determining what constitutes a "strong inference of scienter," the Fourth Circuit requires a "case-specific analysis." Ottman, 353 F.3d at 345. This does not rule out consideration of whether a particular defendant had the motive and opportunity to commit fraud, but makes clear that "the weight accorded to those facts should depend on the circumstances of" the particular case. Id. at 345-46.

The supplemental memoranda will address the scienter allegations made with respect to particular defendants, but all of the Complaints are defective in at least two respects. First, plaintiffs fail to provide an adequate factual basis for a strong inference that *each* defendant acted with scienter, and improperly suggest that a so-called "group pleading" presumption

[13] Plaintiffs' boilerplate allegations regarding a "device, scheme, or artifice to defraud" or "act, practice, or course of business to defraud," see, e.g., MFS Compl. ¶¶ 243-245, do not alter the permissible scope of their claim under Section 10(b). Because market timing is not itself illegal, and defendants had no duty to make any disclosure at all concerning market timing, see supra at 21-23, plaintiffs' *only* available Section 10(b) claim is that when the various Fund Defendants made voluntary disclosures concerning market timing, such disclosures contained false or misleading statements or omissions. Characterizing a supposedly false statement, or a series of them, as a scheme or practice is legally meaningless. Lentell v. Merrill Lynch & Co., 396 F.3d 161, 177 (2d Cir. 2005) (holding that "where the sole basis for such claims is alleged misrepresentations or omissions, plaintiffs have not made out a market manipulation claim under Rule 10b-5(a) and (c)"). Such artful pleading does nothing to alter the settled rule that liability for a false or misleading statement or omission is limited to those who made the statement (or those to whom it is attributable), and not those who aided or abetted the misstatement or omission in some fashion. See Central Bank, 511 U.S. at 176-77; Shapiro v. Cantor, 123 F.3d 717, 720 (2d Cir. 1997) ("[a]nything short" of making a false statement "is merely aiding and abetting, and no matter how substantial that aid may be, it is not enough to trigger liability under § 10(b)").

relieves them of their obligation to plead scienter as to each defendant. Second, plaintiffs seek to rely on generic allegations of motive to commit fraud that are inadequate as a matter of law.

a. Plaintiffs Fail To Set Forth A Strong Inference Of Scienter As To Each Defendant

None of the Complaints even attempts to set forth a strong inference of scienter as to each defendant. The Reform Act states, however, that in

> any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind.

15 U.S.C. § 78u-4(b)(2). Thus, the Reform Act (and also Rule 9(b), see supra at 6) plainly requires that plaintiffs plead a particularized factual basis that *each* defendant is culpable, and precludes attribution of knowledge or intent from one defendant to another.

As noted above, the so-called "group pleading" presumption does not assist plaintiffs in tying defendants to allegedly misleading statements. See In re Royal Ahold, 351 F. Supp. 2d at 371; supra at 7. Moreover, it is entirely irrelevant to pleading scienter. Even courts that tolerate group pleading do not accord it any weight in evaluating the sufficiency of plaintiffs' scienter allegations, and limit its application to the identification of those persons responsible for having made a particular statement. See, e.g., D.E. & J Ltd. P'ship, 284 F. Supp. 2d 719, 742 (E.D. Mich. 2003) ("even assuming *arguendo* that the group pleading ... doctrine survived the passage of the PSLRA, those courts that have continued to apply the group pleading doctrine have held that scienter must be pled separately as to *each* defendant") (citing cases). That is, even if the idea of collective responsibility for the publication of certain kinds of statements alleged to be false has any vitality in this Circuit, it is irrelevant to pleading scienter. Id.

This means, for example, that the fact that someone signed an allegedly misleading SEC filing does not establish scienter for pleading purposes. See In re Royal Ahold, 351 F. Supp. 2d at 384-85 (dismissing claims against signatory to SEC filing for failure to plead scienter adequately). Thus, the Section 10(b) claims must be dismissed because plaintiffs have failed to plead facts demonstrating each defendant's responsibility for having made a materially false statement, much less having done so with scienter.

b. Plaintiffs Cannot Plead Scienter With Generic Motive Allegations

Plaintiffs also allege that the Fund Defendants were motivated to mislead investors by the desire to "increase ... the amount of assets under management, and thereby ... receive increased management fees, brokerage commissions, and other fees ..." Alger Compl. ¶ 149; see also Strong Compl. ¶¶ 119-22; Invesco Compl. ¶¶ 157-69. This kind of generic allegation, which could be imputed to anyone, is insufficient as a matter of law to plead scienter. Chill v. Gen. Elec. Co., 101 F.3d 263, 268 (2d Cir. 1996) ("such a generalized motive, one which could be imputed to any publicly-owned, for-profit endeavor, is not sufficiently concrete for purposes of inferring scienter"). Instead, in order to demonstrate motive, a plaintiff must show "'concrete benefits that could be realized by one or more of the false statements and wrongful nondisclosures alleged.'" Phillips, 190 F.3d at 621 (quoting Shields v. Citytrust Bancorp., Inc., 25 F.3d 1124, 1130 (2d Cir. 1994)).

This means that plaintiffs must show that each defendant was motivated to obtain benefits for himself other than those that all business people have the desire and means to achieve. Thus, assertions that a corporate officer or director committed fraud in order to "retain his position with its attendant salary, or realize gains on company stock" are too vague to support the conclusion that a particular defendant had an intent to deceive. Id. at 623. All business

people and entities are motivated by profit. Something more is necessary to distinguish the motives of an alleged fraudulent actor from those shared by everyone; otherwise, the requirement of particularized pleading of scienter would be rendered a nullity. See id.; Fidel v. Farley, 392 F.3d 220, 232-33 (6th Cir. 2004) (rejecting scienter allegation based on outside auditor's motive to keep client because auditor "would always be motivated to maintain positive relations with a current client, and there is no indication that its motive to retain Fruit of the Loom as a client was any different than its general motive to retain business"); PR Diamonds, Inc. v. Chandler, 364 F.3d 671, 690 (6th Cir. 2004) (observing that courts "distinguish motives common to corporations and executives generally from motives to commit fraud"); GSC Partners CDO Fund v. Washington, 368 F.3d 228, 238 (3d Cir. 2004) (holding that underwriter defendant's desire to generate fees was too generic to give rise to inference of scienter); In re Royal Ahold, 351 F. Supp. 2d at 369 n.19 ("While motive may be a good indication of scienter, simply alleging a defendant's desire to protect his job and compensation is not sufficient, because these motives may be seen as common to all corporate executives").[14]

6. Plaintiffs Fail To Plead Causation

To state a claim under Section 10(b), "the plaintiff must show both '*loss causation* – that the misrepresentations or omissions caused the economic harm – and *transaction causation* – that the violations in question caused the [plaintiff] to engage in the transaction in question.'" Gasner, 103 F.3d at 360 (emphasis in original) (citations omitted). Plaintiffs do not plead either one.

a. Plaintiffs' Failure To Plead Reliance Forecloses "Transaction Causation"

[14] Indeed, plaintiffs fail to explain how such generic motives could possibly support a strong inference of scienter as to the registrant/issuer or trustee defendants, because the Complaints do not allege that such defendants received increased management fees or other compensation based on any increases in assets under management.

To plead transaction causation, plaintiffs must allege that "but for" the alleged misrepresentation and omission they would not have not have entered into the detrimental securities transaction. See id. This is not a fraud-on-the-market case. Thus, the plaintiffs must plead actual reliance on a particular false or misleading statement. See supra at 6. Plaintiffs have not done so. Id. Plaintiffs do not assert that they actually relied on the prospectus language that they say is misleading. Indeed, plaintiffs have not alleged that they even bought "pursuant to" any particular prospectus, let alone that they relied on the language they now contend rendered such a document misleading. See supra at 13; Van Wagoner, 2004 WL 2623972 at *9. Thus, they have not pleaded transaction causation.[15]

b. Plaintiffs Have Failed to Plead Loss Causation

Plaintiffs also fail to allege loss causation adequately. Plaintiffs must plead facts showing that the alleged misrepresentations or omissions in the prospectus were a direct and "substantial cause" of their loss. See Miller v. Asensio & Co., Inc., 364 F.3d 223, 232 (4th Cir. 2004) (loss causation requires that "alleged misrepresentations were a substantial cause of the inflation in the price of a security and in its subsequent decline in value") (quotation and citation omitted); Semerenko v. Cendant Corp., 223 F.3d 165, 186-7 (3d Cir. 2000); Gasner, 103 F.3d at 360.

Moreover, the loss must be of a sort that Section 10(b) was intended to remedy. Section 10(b) "protects 'investors against manipulation of stock prices.'" Miller, 364 F.3d at 227 (quoting Basic, 485 U.S. at 230). Because Section 10(b) allows "some fraud to go unremedied under the federal securities laws," Blue Chip, 421 U.S. at 760-61 (Powell, J., concurring), it is not enough for plaintiffs to plead that an alleged fraud somehow caused harm to securities they

[15] Plaintiffs -- who fail entirely to plead that they actually read, relied on, and decided to invest in a mutual fund based on an allegedly misleading prospectus -- cannot plead transaction causation by asserting that they paid prices "that they would not have paid had they known of the unlawful conduct alleged herein." See, e.g., MFS Compl. ¶ 243. Those assertions have no logical tether to the notion of justifiable reliance, and neither satisfy the notice pleading standard under Rule 8 nor the Reform Act's particularity requirement. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. 2d 678 (D. Md. 2001).

held. The private claims permitted under Section 10(b) are only those "directed toward injury suffered in connection with the purchase or sale." See Blue Chip, 421 U.S. at 733. Harm that first occurs only after the purchase, and during a purchaser's holding period, cannot be seen as price manipulation and is too attenuated to be considered injury suffered in connection with a purchase or sale. Thus, it may not be recovered under Section 10(b).

Plaintiffs generally plead loss causation by at least alleging that the price they paid for a security was inflated by an alleged misrepresentation or omission at the point of sale.[16] The courts typically require more. See, e.g., Miller, 364 F.3d at 227, 232; In re PEC Solutions, Inc. Sec. Litig., No. 03-CV-331, 2004 WL 1854202 at * 11 (E.D. Va. May 25, 2004) ("to establish loss causation for a securities fraud claim, the plaintiff must allege: (1) that he or she purchased a security at market price that was artificially inflated due to a fraudulent misrepresentation and (2) that the artificial inflation was actually lost due to the alleged fraud." (citation omitted)); PPM Am., Inc., 875 F. Supp. at 303 ("A defrauded buyer's loss must be measured at the time of the purchase. Plaintiffs in this case were therefore required to prove that defendants' alleged omissions and misrepresentations artificially 'inflated' the market price of Marriott bonds over and above the 'true' or 'real' value of the bonds at the time of the purchases of the bonds by plaintiffs." (emphasis omitted)).

Some of the plaintiffs try (and fail) to plead loss causation in this manner. They allege that "the market price of [the funds'] securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein." See,

[16] Presently pending before the United States Supreme Court is an appeal from Broudo v. Dura Pharm., Inc., 339 F.3d. 933 (9th Cir. 2003). There, the question is whether plaintiffs may allege loss causation by pleading price inflation at point of sale (as plaintiffs contend) or whether it is also necessary to plead price deflation upon correction of the allegedly misleading statement (as defendants contend). That question is irrelevant to this motion because, regardless of how resolved, all the parties in that case agree that plaintiffs must show that the purchase price they paid was inflated. See id.; Respondent's Br. at 22 (Plaintiff-Respondent conceding defendants can be "liable only for the initial inflation caused by a material misrepresentation or omission").

e.g., Federated Compl. ¶ 195; MFS Compl ¶ 248; Pilgrim Compl. ¶ 188; Scudder Compl. ¶ 189. Plaintiffs' conclusion that there was price distortion does not state a claim. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. at 683 (dismissing claim where, as here, it was based on nothing more than "bald allegation[s]" and "conclusory legal terms") (citation omitted). Moreover, this conclusion is rebutted by other allegations in the Complaints.[17]

Unlike shares traded on efficient markets based upon expectations of future value, mutual funds trade at net asset values that take no account of how the funds will be managed (including whether there will be market timing). See supra at 4. In other words, the purchase price of mutual fund shares is not inflated by the manner in which the funds will be managed in the future. Compare Basic, 485 U.S. at 243-45 (describing efficient market pricing in fraud-on-the-market cases) with Van Wagoner, 2004 WL 2623972, at *10 (mutual fund share prices determined by underlying net asset value). Plaintiffs cannot square these facts with the requirements for a private action under Section 10(b). They cannot plead price inflation, and in light of their concession that the price they paid for each fund share was equal to the NAV for that share on the date of purchase (which they admit was calculated in accordance with SEC rules), it is plain that they assert no facts supporting their allegation of purchase price distortion.[18] See Eastern Shore Markets, 213 F.3d at 180 (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"). Plaintiffs amplify their failure to plead price inflation or any other injury sustained "in connection with" their purchase of mutual fund shares by acknowledging that whatever harm they claim occurred arose only *after* they purchased their

[17] Allegations that a prospectus "did not reflect the risks and costs" of market timing could support loss causation in any event because "any harm caused by deprivation of information during the decision-making process is subsumed in the *transaction causation* inquiry." See Morris v. Wachovia Sec., Inc., 277 F. Supp. 2d 622, 633 n.7 (E.D. Va. 2003) (emphasis supplied).

[18] See, e.g., MFS Compl. ¶¶ 84, 87 (alleging that under SEC Rule 22c-1, fund share price is set "by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding"); Putnam Compl. ¶ 63; Scudder Compl. ¶ 85.

shares. They allege that *after* they purchased their shares (when they were holders), market timing harmed long term investors by "eat[ing] away at returns" and possibly "lead[ing] to realization of taxable capital gains . . . which impose costs" on investors. See, e.g., MFS Compl. at ¶ 180. This, however, is not injury suffered in connection with the purchase or sale of their shares. See Blue Chip, 421 U.S. at 756; Miller, 364 F.3d at 231 (loss causation requirement "mirror[s] the balance" struck by Blue Chip).

Because plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated), *any* losses they sustained while holding those shares could not possibly have been "in connection with" their purchase. Cf. 15 U.S.C. §§ 78j(b); 78u-4(b)(4). Plaintiffs' quarrel is with the manner in which defendants managed the Funds, not that they purchased shares at inflated prices that subsequently deflated. This cannot be the basis for a claim under Section 10(b).

C. Plaintiffs' Investment Company Act Claims Are Defective

1. No Private Right of Action Exists Under Sections 34(b) or 36(a) of the Investment Company Act

There is no private right of action for plaintiffs to pursue under Sections 34(b) or 36(a) of the ICA.[19] 15 U.S.C. §§ 80a-33(b), 80a-35(a). Section 36(a) authorizes the "Commission," i.e., the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. 15 U.S.C. § 80a-35(a). Section 36(a) does not grant any express causes of action to private civil litigants. Id. Section 34(b) makes it unlawful for any person to make a false or misleading statement or omission in certain filings and records, but, like Section 36(a), grants no express private right of action. See 15 U.S.C. § 80a-33(b).

[19] Pursuant to the Court's order of February 23, 2005, no briefing at this time is required concerning whether the ICA claims are by nature derivative or direct, and defendants' right to address this analysis if there is any private right of action under these statutes is reserved.

Therefore, for plaintiffs to have an actionable claim under these sections, this Court must find that an implied private right of action exists. Recent Supreme Court authority precludes such a finding.

a. Recent Legal Precedent

The Supreme Court has held that, in deciding whether an implied right of action exists, "what must ultimately be determined is whether Congress intended to create the private remedy asserted." Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11, 15-16 (1979) (holding that no implied private right of action for damages exists under Section 206 of the IAA).[20] In Alexander v. Sandoval, the Supreme Court recently explained:

> The judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy. . . . Statutory intent on this latter point is determinative. Without it, a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute.

532 U.S. 275, 286-87 (2001) (internal citations omitted) (finding that no implied right of action exists to enforce disparate-impact regulations promulgated under the Civil Rights Act of 1964); accord Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002) (no private right of action in absence of clear and convincing congressional intent evidenced in text and structure of statute).

Applying these principles, the Second Circuit found that no private right of action exists under Sections 26(f) and 27(i) of the ICA. Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 436 (2d Cir. 2002).[21] Adhering to the Supreme Court's rationale in Sandoval that

[20] Accord Touche Ross & Co. v. Redington, 442 U.S. 560, 571 (1979) (no implied private right of action under Section 17(a) of Exchange Act); see also Central Bank, 511 U.S. 164 (no implied private right of action for aiding and abetting violations of SEC Rule 10b-5).

[21] Sections 26(f) and 27(i) provide that "[i]t shall be unlawful" to sell variable insurance contracts "unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company." 15 U.S.C. § 80a-26(f)(2)(A); see 15 U.S.C. § 80a-27(i)(2). Between the time of the district court's decision in Olmsted and the Second Circuit's affirmance, a new subsection (b) was added to Section 26, so what the district court's opinion referred to as Section 26(e) had become 26(f). For clarity, it is referred to throughout as Section 26(f).

congressional intent to create a right of action is "determinative," the Second Circuit stated that "[a] court must 'begin [its] search for Congress's intent with the text and structure' of the statute, and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided." Id. at 432 (citation omitted). Because "[n]o provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i)," the Second Circuit concluded that "we must presume that Congress did not intend one." Id. The Second Circuit found this presumption was "strengthened" by the fact that Sections 26(f) and 27(i) "do not contain rights-creating language." Id. Rather,

> [t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs. "Statutes that focus on the person regulated rather than the individuals protected create 'no implication of an intent to confer rights on a particular class of persons.'"

Id. at 433 (quoting Sandoval, 532 U.S. at 289) (internal citations omitted).

Another factor the Supreme Court held to be important in determining congressional intent is whether Congress enacted express private civil remedies in other sections of the legislation at issue. See, e.g., Transamerica Mortgage, 444 U.S. at 19 ("where a statute expressly provides a particular remedy or remedies, a court must be chary of reading others into it"). Thus, in Olmsted, the Second Circuit found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA:

> Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional.

Olmsted, 283 F.3d at 433. The Second Circuit concluded that when Congress wanted to create a private damage remedy under the ICA, "it knew how to do so." Id. (quotations omitted). The

Second Circuit also noted that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but *not* by private litigants. Id. The Second Circuit therefore concluded that the ICA's text "creates a strong presumption that Congress did not intend to create private rights of action for violations of §§ 26(f) and 27(i)," and affirmed the district court's opinion. Id.

b. Courts Refuse To Imply Private Rights Of Action Under Sections 34(b) and 36(a)

Applying the Second Circuit's rationale in Olmsted, numerous district courts have refused to find implied private rights of action under various sections of the ICA – including Sections 34(b) and 36(a). In a case directly on point, the United States District Court for the Eastern District of New York recently held that "when Olmsted and Sandoval are applied to ICA § 36(a), it is evident that the provision does not give rise to a private right of action." Chamberlain v. Aberdeen Asset Mgmt. Ltd., No. 02-5870, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005). The court in Chamberlain stated that since the text of Section 36(a) did not provide for a private right of action, "a court must presume that Congress did not intend to create one," and found that the statute contained no language creating rights for investors. Id. at *2. Similarly, numerous district courts have applied Olmsted and refused to find the existence of an implied private right of action under Sections 34(b). See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig. ("Merrill Lynch Research Reports"), 272 F. Supp. 2d 243, 255-59 (S.D.N.Y. 2003); White v. Heartland High-Yield Mun. Bond Fund, 237 F. Supp. 2d 982, 987-88 (E.D. Wis. 2002); Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001).

As Olmsted, Chamberlain, and Merrill Lynch Research Reports make clear, the starting point for an implied rights analysis is the language of the statute itself. The language of

Section 36(a) does not support the existence of an implied private right of action.[22] Instead, the text of Section 36(a) provides only for a right of action by the SEC – not private plaintiffs. Thus, the Second Circuit's observation in Olmsted, 283 F.3d at 433, that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but not by private litigants, applies with even greater force to Section 36(a) (which explicitly spells out the SEC's – but not private litigants' – rights). Olmsted also forecloses the recognition of a private cause of action under Section 34(b), which provides no express right of action.[23] Thus, plaintiffs can point to no evidence of congressional intent to imply a private right of action.

The Olmsted, Chamberlain, and Merrill Lynch Research Reports courts found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA. Here, it is particularly compelling because Sections 36(b) and 36(a) are different subparts *of the same statutory section*. When Congress amended Section 36 in 1970, it created two subsections relating to the fiduciary duties of investment advisers. See Amendments to Investment Company Act of 1940, Pub. L. No. 91-547, 84 Stat. 1413 (1970). Section 36(b) *expressly* grants mutual fund shareholders the right to bring an action in federal court to recover excessive fees charged

22 Section 36(a) states in relevant part: "*The Commission* is authorized to bring an action in the proper district court of the United States, ... alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts ... (1) as officer, director, member of any advisory board, investment adviser, or depositor ..." 15 U.S.C. § 80a-35(a) (emphasis added).

23 Section 34(b) states: "It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this subchapter or the keeping of which is required pursuant to section 80a-30(a) of this title. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading. For the purposes of this subsection, any part of any such document which is signed or certified by an accountant or auditor in his capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document." 15 U.S.C. § 80a-33(b).

to an investment company by its investment adviser. 15 U.S.C. § 80a-35(b). By contrast, in Section 36(a), Congress expressly stated that only "[t]he Commission is authorized to bring an action in the proper district court ... alleging ... a breach of fiduciary duty involving personal misconduct." 15 U.S.C. § 80a-35(a). The fact that Congress simultaneously enacted a different fiduciary duty provision granting an express private right of action under subsection (b) – without extending the same remedy to subsection (a) within the very same statutory section – confirms that Congress did not intend a private remedy for Section 36(a). Accordingly, "if Congress wished to create a private right of action for violations of Section 36(a), it could have done so, as it did for Section 36(b)." Chamberlain, 2005 WL 195520, at *3. Similarly, "Congress had the opportunity to create a private cause of action under Section 34(b) in 1970 when it amended Section 36(b) to include such a right, but chose to forego such an addition." Merrill Lynch Research Reports, 272 F. Supp. 2d at 258; see also BFP v. Resolution Trust Corp., 511 U.S. 531, 537 (1994) ("'[I]t is generally presumed that Congress acts intentionally and purposely when it includes particular language in one section of a statute but omits it in another'") (quoting Chicago v. Envtl. Def. Fund, 511 U.S. 328 (1994)). This Court, too, should hold that no private right of action exists under Section 34(b) of 36(a).[24]

2. Investment Companies Are Not Proper Defendants Under Section 36(a) Of The Investment Company Act

[24] The Chamberlain court noted that, prior to Olmsted, a number of courts had found implied rights of action under Section 36(a) and other sections of the ICA. Chamberlain, 2005 WL 195520, at *4. In Olmsted, however, the court noted that those decisions were inconsistent with the analysis now mandated by the Supreme Court: "Past decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an *ancien regime*.'" Olmsted, 283 F.3d at 434 (quoting Sandoval, 532 U.S. at 287 (internal quotation marks omitted)). Chamberlain held that because Olmsted found the previous Section 36(a) cases to be part of the *ancien regime*, "this Court is no longer bound to follow [them]." Chamberlain, 2005 WL 195520, at *4; see also meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P., 260 F. Supp. 2d 616, 621-25 (S.D.N.Y. 2003) (after examining Section 12(d)(1)(A) of the ICA in light of Olmsted, holding that no private right of action exists despite previous decisions to the contrary). Likewise, courts in three different cases recently applied Olmsted and held that no private right of action exists under Section 34(b), despite the fact that previous courts had found a private right of action under that section. See Merrill Lynch Research Reports, 272 F. Supp. 2d at 255-59; White, 237 F. Supp. 2d at 987; Dorchester Investors, 134 F. Supp. 2d at 581. Prior decisions of the "*ancien regime*" therefore lend no support to plaintiffs' Sections 36(a) and 34(b) claims.

The Section 36(a) claims asserted against investment companies must be dismissed in any event because investment companies do not serve in any capacity covered by that section. Section 36(a) provides that the Commission may bring an action "alleging that a person *serving or acting in one or more of the following capacities* has engaged ... [in] a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts." 15 U.S.C. § 80a-35(a) (emphasis added). Thus, Section 36(a) addresses certain *persons* who act for investment companies, not the companies themselves.[25]

3. Plaintiffs Fail To State A Claim Under Section 36(b) Of The Investment Company Act

Plaintiffs also fail in their attempt to shoehorn market timing allegations into a claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). This claim is defective because Section 36(b) is not broad enough to address plaintiffs' market timing claims, and for the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Omnibus Fund Derivative Brief"), which is adopted and incorporated by reference herein.

In a number of the Complaints, plaintiffs assert claims under Section 36(b) against Fund directors and trustees as well as the Funds themselves. See, e.g., One Group Complaint, ¶¶ 174-78; Scudder Complaint ¶¶ 209-13. For the additional reasons set forth below, Section 36(b) does not authorize claims against any of these parties.[26] Specifically, Section 36(b) provides, in relevant part, that "the investment adviser of a registered investment company shall be deemed to

[25] Those capacities are: (1) as "officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company." 15 U.S.C. § 80a-35(a).

[26] For the purposes of this section, the term "directors" will apply equally to directors and trustees of investment companies.

have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, *to such investment adviser or any affiliated person of such investment adviser.*" 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) further states that "[n]o such action shall be brought or maintained against any person other than the recipient of such compensation or payments." Id.

The text of Section 36(b) therefore allows actions only against recipients of compensation paid to an investment adviser or its affiliates. Thus, persons and entities *not* affiliated with investment advisers are *not* proper defendants in Section 36(b) actions. See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535 (1984) (Section 36(b) allows an action to be brought "*against the adviser and other affiliated parties*") (emphasis added); Migdal, 248 F.3d at 326 (Section 36(b) "provides a private cause of action to a mutual fund investor, *against the fund's investment adviser*, 'for breach of fiduciary duty in respect of such compensation' paid to the investment adviser'") (emphasis added).

Independent directors of a mutual fund cannot be sued under Section 36(b) because, by definition, they are neither "investment advisers" nor "affiliates" of investment advisers. See Migdal, 248 F.3d at 329 ("'Disinterested' directors are, inter alia, those directors who are not 'affiliated' with the fund's investment adviser") (citing 15 U.S.C. §§ 80a-2(a)(19) & 80-2(a)(3)). Moreover, as to all Fund directors, the Complaints do not allege (nor could they) that they were paid fees for "performing the functions of an investment adviser" or in lieu of investment advisory fees paid directly to the adviser. See 15 U.S.C. § 80a-35(c).[27]

Section 36(b) also does not entitle plaintiffs to sue the Funds themselves. To the contrary, the statute focuses on the investment adviser's fiduciary duty "with respect to the

[27] See also S. Rep. No. 91-184, 91st Cong. (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4910-11 ("This provision affords a remedy if the investment adviser should try to evade liability by arranging for payments to be made not to the adviser itself but to an affiliated person of the adviser.").

receipt of compensation . . . *paid by such registered investment company.*" 15 U.S.C. § 80a-35(b) (emphasis added). It authorizes suit "by the Commission, or by a security holder of such registered investment company *on behalf of such company*" against the adviser. Id. (emphasis added). It is therefore plain that no claim lies against the investment company itself.

For all the foregoing reasons, and those set forth in the Omnibus Fund Derivative Brief, all claims asserted under Section 36(b) in the Complaints must be dismissed.

D. The Complaints Fail To State A Claim For Control Person Liability

1. Plaintiffs Have Failed To State Claims For Primary Violations Of The Securities Laws

Plaintiffs also assert claims for control person liability under Section 15 of the Securities Act, Section 20(a) of the Exchange Act and Section 48(a) of the ICA. See, e.g., Alliance Compl. ¶¶ 221-26, 235-40, 256-60. None of those sections provides an independent basis for liability; rather, they impose liability on those who "controlled" any person liable for a primary violation of the relevant Acts. See 15 U.S.C. §§ 77o, 78t(a), 80a-47(a). Because plaintiffs have failed to state a claim against any defendant for a primary violation of the federal securities laws, their claims for control person liability necessarily fail. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 410 ("The plaintiffs ... have failed to state a claim under § 11 or § 12(a)(2) and as a result, the plaintiffs have also failed to state a claim under § 15"); Merrill Lynch Research Reports, 272 F. Supp. 2d at 264 (dismissing claims arising from Section 15 of the Securities Act, Section 20 of the Exchange Act, and Section 48(a) of the ICA because such claims must "necessarily fail" where "plaintiff has failed to state a claim against the defendants for a primary violation of the federal securities law"); In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d at 750 ("plaintiff's failure to state a proper claim for a primary securities fraud violation precludes a finding of control person liability" under Section 20(a)).

2. Plaintiffs Have Failed Adequately To Allege The "Control" Of The Defendants

Plaintiffs' control person claims must be dismissed for the additional reason that their boilerplate allegations of "control" are deficient. The control person provisions of the federal securities laws are not "catch-all" provisions that allow plaintiffs to smuggle into their complaints otherwise impermissible aider-and-abettor claims by simple reference to unspecified "control" relationships. Rather, they are provisions applicable only where the plaintiff has first shown a primary violation by the controlled person, and viable only where the complaint contains specific allegations of control. Control is defined as "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." In re Royal Ahold, 351 F. Supp. 2d at 408-09 (citation omitted).[28] Although the heightened pleading standards of Rule 9(b) and the PSLRA may not apply to Section 20(a) claims, see id. at 408, allegations of "control" must set forth that "a given defendant had both the power to control a person and that the defendant, in bad faith, directly or indirectly induced the act constituting the violation." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961 (citing Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979)). Thus, allegations of control based on defendants' status or position "will not suffice." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961; see Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002) ("status alone is not enough"; plaintiffs must allege that defendants "actually exercis[ed] control" over primary violators); Adams v. Kinder-Morgan, Inc., 340 F.3d 1083, 1108 (10th Cir. 2003) (there "must be some showing of actual participation in the corporation's operation or some influence before the consequences of control may be imposed")

[28] Even under the more relaxed pleading requirements of "control" adopted in In re Royal Ahold, the plaintiffs must plead "facts showing that the controlling defendant 'had the power to control the *general* affairs of the entity primarily liable at the time the entity violated the securities laws ... [and] had the requisite power to directly or indirectly control or influence the *specific* corporate policy which resulted in the primary liability.'" Id. at 409. (emphasis added) (citation omitted).

(citations omitted); see also CFTC v. Baragosh, 278 F.3d 319, 329-33 (4th Cir. 2002) (reversing judgment that defendant was control person under analogous Commodities Exchange Act control person statute because defendant's status did not establish actual exercise of control).[29]

3. Plaintiffs Cannot Recover Under Section 48(a) Because There Is No Such Private Right Of Action And, In Any Event, Plaintiffs Have Not Pleaded "Procurement"

For the reasons discussed above, see supra at 31-36, there is no implied right of action under Section 48(a). Even if there were, Section 48(a) does not apply to a primary violation of Section 36(b). To allow a Section 48(a) claim in connection with an alleged violation of Section 36(b) would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. As noted in the Omnibus Fund Derivative Brief, Section 36(b) is a cause of action created by Congress that may be brought by specified plaintiffs, against specified defendants, for specified damages. Under the express language of Section 36(b), a claim may not be brought against "any person," but rather against only an investment adviser or affiliated person or other person enumerated in the statute. Moreover, under Section 36(b)(3), liability is expressly limited to the "recipient of the compensation and payments" challenged in the Section 36(b) claim. To allow Section 48(a) to extend Section 36(b) liability to "control persons" would expand the reach of Section 36(b), render meaningless its limiting language, and violate the settled rule that "a

[29] In addition, the Fourth Circuit has imposed control person liability only on those "who are in some meaningful sense culpable participants in the acts perpetrated by the controlled person." Carpenter, 594 F.2d at 394; see In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 774 (E.D. Va. 2004); In re Criimi Mae, 94 F. Supp. 2d at 657 ("must allege" culpable participation); In re FAC Realty Sec. Litig., 990 F. Supp. 416, 423 (E.D.N.C. 1997) ("must allege and prove" culpable participation) (citing Carpenter, 594 F.2d at 394). Although courts in this District and this Circuit have varied on whether and how culpable participation must be pleaded, compare In re Medimmune, 873 F. Supp. at 960-61 (plaintiff must plead with particularity that "the defendant, in bad faith, directly or indirectly induced the act constituting the violation"), with In re Royal Ahold, 351 F. Supp. 2d at 408 ("plaintiffs are not required to allege 'culpable participation' beyond the facts of control and the underlying violation by the controlled person in order to state a claim"), all courts are in agreement that the Fourth Circuit requires that culpable participation must be proved to establish control person liability and that vague allegations of unspecified control relationships do not suffice to advance a control person claim.

specific statute will not be controlled or nullified by a general one." Morton v. Mancari, 417 U.S. 535, 550-51 (1974).[30]

Finally, Section 48(a) does not apply because there was no "procurement" of a violation of the ICA in these cases. By its express language, Section 48(a) only prohibits a person from directly or indirectly obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit.[31] Section 48(a), thus, seeks to ensure that wrongdoers do not escape liability by having others commit wrongdoing on their behalf. The title of the section ("Procurement") supports this interpretation. U.S. v. Thayer, 201 F.3d 214, 221 (3d Cir. 1999) ("title of a section can assist in resolving ambiguities"). The SEC has consistently so interpreted Section 48(a). See, e.g., SEC v. M. Wesley Groshans & Brokers Cap. Mgmt., Inc., 47 S.E.C. Docket 712, Litig. Release No. 12,677, 1990 WL 322073, at *2 (Oct. 19, 1990); Axe-Houghton, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973). Because plaintiffs have made no "procurement" allegations, they state no claim under Section 48(a).

IV. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

In this brief, the Fund Defendants address only the two arguments regarding state law issues that by agreement are to be addressed at this time: (1) that the state law claims should be dismissed under SLUSA; and (2) that the derivative claims asserted in the Complaints should be

30 Accord Radzanower v. Touche Ross & Co., 426 U.S. 148, 153 (1976) (same); Security Pac. Nat'l Bank v. RTC, 63 F.3d 900, 904 (9th Cir. 1995) (general provision of statute may not make "specific words" in it "superfluous"); U.S. v. LaPorta, 46 F.3d 152, 156 (2d Cir. 1994) ("[u]nder long-standing principles of statutory construction, a general section of a statute must give way to a specific one").

31 Section 48(a) provides:

> Procurement.
> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a).

dismissed for failure to make demand. The parties have agreed to reserve, for future briefing or agreement, all other questions (including whether and to what extent the state law claims asserted by plaintiffs are derivative in nature and require demand, and whether the Complaints state a claim under the laws of the various states involved).

A. All Of Plaintiffs' State Law Claims Should Be Dismissed Under SLUSA

Plaintiffs' various state-law claims should be dismissed under SLUSA, which prohibits not only the pursuit of securities fraud class action claims based on state law in state court, but also the pursuit of such claims in federal court. 15 U.S.C. § 78bb(f)(1). SLUSA's preemption provision states that "[n]o covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party alleging (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." Id. (amending Exchange Act); see also id. § 77p(b) (analogous provision for Securities Act).[32]

This Court addressed SLUSA's removal provision in connection with the hearing on the remand motions. See In re Mutual Fund Inv. Litig., 320 F. Supp. 2d 352 (D. Md. 2004). "[T]he analysis for removal and dismissal [under SLUSA] is essentially the same." Winne v. Equitable Life Assurance Soc'y, 315 F. Supp. 2d 404, 409 (S.D.N.Y. 2003); see also Herndon v. Equitable Variable Life Ins. Co., 325 F.3d 1252, 1253 (11th Cir. 2003). A claim comes within SLUSA's preemptive scope if it: (1) is brought as part of a "covered class action"; (2) purports to be based on state law; (3) accuses defendant of a misrepresentation or omission of a material fact (or the use of a manipulative or deceptive device); and (4) alleges that the conduct described in criterion

[32] As this Court has recognized, mutual fund shares are "covered securities." In re Mutual Fund Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004); see also Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1343 (11th Cir. 2002).

(3) was "in connection with the purchase or sale" of a "covered security." See, e.g., Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1342 (11th Cir. 2002).

In determining whether SLUSA applies, the prima facie elements for pleading a particular state-law cause of action are irrelevant. See Rowinski v. Salomon Smith Barney Inc., No. 03-4762, -- F.3d --, 2005 WL 356810, at *3 (3d Cir. Feb. 16, 2005); Prager v. Knight/Trimark Group, Inc., 124 F. Supp. 2d 229, 234-35 (D.N.J. 2000). The courts instead look behind labels to examine whether the "operative allegations" or the "gravamen" of the complaint hinge on a theory of misrepresentation or omission. Dudek v. Prudential Sec., Inc., 295 F.3d 875, 879 (8th Cir. 2002); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710 (S.D.N.Y. 2003); see also Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) ("if it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"); Araujo v. John Hancock Life Ins. Co., 206 F. Supp. 2d 377, 384-85 (E.D.N.Y. 2002) (rejecting artful pleading that put state-law labels on "what are in essence securities fraud claims").

Every state-law cause of action asserted in the Complaints has been held to be barred by SLUSA, notwithstanding the fact that the elements of such claims differ from the elements of federal securities claims. See Prager, 124 F. Supp. 2d at 230, 235 (breach of fiduciary duty, unjust enrichment); Rowinski, -- F.3d --, 2005 WL 356810, at *1, 9 (unjust enrichment); Prof'l Mgmt Assocs. Employees' Profit Sharing Plan v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty); Dacey, 263 F. Supp. 2d at 708-10 (breach of contract).

There can be no serious dispute that the first and second SLUSA elements are satisfied by the allegations in the Complaints. See In re Mutual Fund Litig., 320 F. Supp. 2d at 354. The plaintiffs cannot dispute that the Complaints assert a "covered class action" seeking damages "on behalf of more than 50 persons or prospective class members" where common questions of law and fact "predominate over any questions affecting only individual persons or members." 15 U.S.C. § 78bb(f)(5)(B)(i)(I); see, e.g., Alger Compl. ¶¶ 164, 167; Nations Compl. ¶¶ 38, 40; Invesco Compl. ¶ 174. Nor can they dispute that their claims of breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract, and unjust enrichment are based on state law. See, e.g., Janus Compl. ¶¶ 253-68; Nations Compl. ¶¶ 224-51; Strong Compl. ¶¶ 196-214.

The questions, therefore, are: (3) whether the state-law causes of action are premised on allegations of "misrepresentation or omission of a material fact" (or the use of a manipulative or deceptive device); and (4) whether the conduct described in criterion (3) was (i) "in connection with" (ii) the "purchase or sale" of the mutual fund shares.

Unlike plaintiffs in the vast majority of SLUSA cases who disclaim any reliance on federal securities law to avoid removal and dismissal, plaintiffs in this case annex their state-law claims to class action complaints based on federal securities law. Those federal securities claims, particularly the Section 10(b) claims, expressly rely on allegations of misrepresentations or omissions in connection with the purchase or sale of mutual fund shares. See, e.g., Nations Compl. ¶¶ 164-73 (claim for violation of Section 10(b) of the Exchange Act). All of the state-law claims expressly incorporate all of the allegations of the Complaints. See, e.g., id. ¶ 224 (claim for breach of fiduciary duty/constructive fraud); ¶ 232 (claim for aiding and abetting breach of fiduciary duty); ¶ 237 (claim for breach of contract); ¶ 245 (claim for unjust

enrichment). Because the elements of a Section 10(b) claim overlap with the third and fourth elements for SLUSA dismissal, this incorporation of all of the allegations in the Complaints, including the Section 10(b) allegations, is tantamount to a concession that SLUSA dismissal applies. See Prof'l Mgmt. Assocs., 335 F.3d at 803 (because allegations of "misrepresentations and omissions are incorporated by reference in the negligence count," the negligence claim is preempted); In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F. Supp. 2d 511, 638-39 (S.D. Tex. 2003) ("[when] state law claims, such as breach of contract, breach of fiduciary duty, conversion or negligence ... become part of a larger deception," the "allegations are sufficient to trigger" SLUSA").

With respect to SLUSA's third element, the misrepresentation or omission requirement, the state-law claims expressly rely on allegations that the mutual funds "never disclosed" timing activities to investors and that various SEC filings contained "untrue statements of material fact." See, e.g., Alger Compl. ¶¶ 6, 8, 145, 157, 160, 193, 226-27; Nations Compl. ¶¶ 167, 226-28; Franklin Templeton Compl. ¶¶ 5, 95, 100-01, 120-21, 336-38, 343. The state-law claims similarly rely on allegations that the "nature of the action" is defendants' alleged "deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs." Nations Compl. ¶ 2; see also Columbia Compl. ¶ 3; Alliance Compl. ¶ 10. All of the state-law claims are thus based on express allegations of misrepresentations or omissions. See, e.g., Nations Compl. ¶¶ 144, 166 (alleging "untruths and/or omissions" or "a plan, scheme and course of conduct [to] deceive" under all federal claims for relief).

The state-law claims also satisfy SLUSA's fourth element by alleging that the misrepresentations or omissions were "in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1). The "purchase or sale" requirement is satisfied by the express

allegations that the purchases or sales were made "in connection with" the alleged misrepresentations or omissions, all of which are incorporated by reference in the state claims. See, e.g., Columbia Compl. ¶¶ 155, 176, 212, 219, 224; Scudder Compl. ¶¶ 7-8, 174, 191, 198, 225, 232, 236; Pilgrim Compl. ¶¶ 80, 174, 198, 204, 225, 231, 235. Additionally, the state-law claims generally are expressly brought on behalf of a class of mutual fund shareholders who purchased mutual fund shares. See, e.g., Nations Compl. ¶ 1 ("This is a federal class action on behalf of a class consisting of all persons . . . who, during the [class period], either purchased or held shares"); Janus Compl. ¶¶ 177-79. Even if "holders" of fund shares could bring valid state-law claims, the Complaints here make no effort to carve out a so-called "holders" class. See Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 47 (2d Cir. 2005) ("when the class definition includes persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed"); Rowinski, -- F.3d --, 2005 WL 356810, at *7 (because "broad class definition" included claims by purchases and sellers of securities, claims were preempted; thus, the court need not address whether SLUSA barred actions solely by non-purchasers and non-sellers).

Moreover, even if the Complaints did not expressly concede the point, the Supreme Court has held that the "in connection with" requirement is satisfied where the purchases or sales "coincide" with the alleged fraud. SEC v. Zandford, 535 U.S. 813, 820, 822 (2002); see also Rowinski, -- F.3d --, 2005 WL 356810, at *5 ("courts applying SLUSA generally have adhered to a broad interpretation of the 'in connection' element"). Plaintiffs' substantive allegations satisfy this requirement, expressly asserting that shares were purchased during the class period pursuant to misleading prospectuses. Plaintiffs allege that the prospectuses and registration statements were false or incomplete, that they were part of the "variety of deceptive devices and

schemes" used to facilitate timing activities, and that "plaintiffs and the other members of the Class purchased or otherwise acquired shares of the Funds pursuant to the false and misleading Prospectuses" and suffered damage as a result. Alger Compl. ¶¶ 6, 8, 180; Janus Compl. ¶¶ 2, 128, 148, 209; Nations Compl. ¶¶ 166-73.[33]

Thus, for the reasons set forth above, the state-law claims satisfy all of the elements for SLUSA preemption and, accordingly, must be dismissed.

B. Plaintiffs' Derivative Claims Should Be Dismissed For Failure To Make Demand

The Fund Defendants hereby incorporate Part III of the Omnibus Fund Derivative Brief at 17-35.

[33] That plaintiffs have failed to state a viable Section 10(b) claim to withstand a motion to dismiss does not mean that their state-law claims relying on the same factual allegations are exempt from SLUSA dismissal. The standards courts use in evaluating whether plaintiffs' factual allegations fall within SLUSA's scope are different from those used in deciding whether the complaint has stated a Section 10(b) claim sufficient to survive a motion to dismiss. Courts have dismissed claims under SLUSA where plaintiffs have pled factual allegations that satisfied the elements "implicitly." Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002); Feitelberg, 234 F. Supp. 2d 1043 ("plaintiff's complaint contains sufficient inferences of behavior to fall . . . under SLUSA."). For SLUSA to apply, it is enough that plaintiffs' allegations can "reasonably be read" to fall within SLUSA's scope. See, e.g., Prof'l Mgmt. Assocs., 335 F.3d at 803; Grabow v. PricewaterhouseCoopers, 313 F. Supp. 2d 1152, 1156 (N.D. Okla. 2004). In contrast, to survive a motion to dismiss on their Section 10(b) claims, plaintiffs must meet stringent pleading standards under the PSLRA by "specify[ing] each statement alleged to have been misleading [and] the reason or reasons why the statement is misleading." 15 U.S.C. § 78u-4(b)(1); see, e.g., Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 343 (4th Cir. 2003); ABC Arbitrage v. Tchuruk, 291 F.3d 336, 350 (5th Cir. 2002) (plaintiff must plead "who, what, when, where, and how").

CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

Dated: February 25, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com
Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com
Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com
Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Alliance Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com
Counsel for James P. Connelly, Jr.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com
Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com
Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER & ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com
Counsel for Mark A. Beeson

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com
Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com
Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China–U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com
Counsel for SEI Investments Distribution Co.

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com
Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com
Counsel for William N. Post II

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com
Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com
Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com
Counsel for Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com
Counsel for The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for Franklin-Templetons

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com
Counsel for John Abunassar

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com
Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com
Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS MOTION OF THE FUND DEFENDANTS TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

Upon leave of Court, the Fund Defendants[1] file this motion, pursuant to Rules 8, 9(b), 12(b)(1), 12(b)(6), and 23.1 of the Federal Rules of Civil Procedure, to dismiss all counts of the Consolidated Amended Fund Derivative Complaints (the "Fund Derivative Complaints") in these consolidated actions.

In support of this motion:

1. An Omnibus Memorandum of Law In Support of The Fund Defendants' Motion To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints and the accompanying Declaration of Wesley R. Powell (and

[1] The Fund Defendants include all investment companies or "mutual funds," current and former officers, directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and current and former officers, directors, trustees and employees of any of those entities who are named as defendants in the Fund Derivative Complaints. This group does not include the broker-dealers, traders, or related entities and individuals named in those complaints.

The undersigned have informed counsel for those Fund Defendants of which they are aware that, pursuant to the Court's request that counsel take steps to avoid unnecessary filings, this motion would be filed on their behalf. That communication informed each of these Fund Defendants that they should separately notify the Court on or before March 7, 2005 if they wish to be excluded from this motion in any respect.

exhibits thereto) will be filed within seven days (pursuant to leave granted by the Court); and

2. Defendant-specific supplemental Memoranda of Law, applicable to Fund Derivative Complaints filed in particular subtracks, will thereafter be filed in accordance with the schedule set by the Court.

WHEREFORE, the Fund Defendants request:

1. that the Fund Derivative Complaints be dismissed with prejudice and without leave to replead;
2. entry of judgment on their behalf;
3. oral argument; and
4. such other relief as may be just and proper.

Dated: February 25, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: /s/ Mark A. Kirsch

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mark.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
polly.snyder@cliffordchance.com

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 1

STATEMENT OF PLAINTIFFS' ALLEGATIONS 5

ARGUMENT 6

I. PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA 6

A. Plaintiffs Have Failed to Plead Facts Showing That the Advisory Fees Charged Were Disproportionate to the Services Rendered 7

B. Plaintiffs' Challenge to the Management of the Funds Is Not Cognizable under Section 36(b). 9

II. BECAUSE PLAINTIFFS DO NOT ALLEGE FACTS SHOWING THAT THE FUNDS HAVE FAILED TO ENFORCE THEIR RIGHTS, FED. R. CIV. P. 23.1 AND STATE LAW BAR PLAINTIFFS FROM PURSUING DERIVATIVE CLAIMS 13

III. PLAINTIFFS' FAILURE TO MAKE A DEMAND CANNOT BE EXCUSED AS FUTILE 17

A. Plaintiffs' Demand Futility Allegations Fail under State Statutes Applicable to Investment Companies. 20

B. Plaintiffs' Demand Futility Allegations Also Fail under State Common Law 22

1. Applicable Common Law Standards 23

a. Maryland 23

b. Massachusetts 23

c. Delaware 24

2. Plaintiffs Fail to Establish Demand Futility under Applicable State Law Standards 25

a. Plaintiffs' Boilerplate Control Allegations Fail to Establish Director Interest 27

b. Plaintiffs' Conclusory Allegations of Director Inaction Are Insufficient to Excuse Demand. ... 30

c. Allegations That the Trustees Already Are Aware of the Alleged Market Timing Activities Do Not Excuse Demand. ... 33

IV. NO PRIVATE RIGHT OF ACTION EXISTS UNDER 36(a) OF THE ICA ... 35

V. PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 47 OF THE INVESTMENT COMPANY ACT ... 35

VI. THE DERIVATIVE COMPLAINTS FAIL TO STATE A CLAIM FOR CONTROL PERSON LIABILITY ... 36

VII. PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED ... 37

A. Plaintiffs Do Not Plead a Valid Claim for Relief under the IAA ... 38

B. The IAA Does Not Provide a Private Right of Action to Sue for Damages ... 39

C. Plaintiffs' IAA Claims Fail Because They Are Not Pleaded with Particularity ... 40

D. Plaintiffs Cannot State a Claim Under the IAA against Any Defendant That Was Not a Party to the Investment Advisory Contract ... 41

E. Plaintiffs' Section 206(1) Claims Should Be Dismissed Because the Complaint Does Not Properly Allege That Defendants Acted with Scienter ... 42

VIII. PLAINTIFFS LACK STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS REGARDING CERTAIN FUNDS ... 43

A. Plaintiffs May Not Sue Derivatively on Behalf of Funds in Which They Are Not Shareholders ... 44

B. Plaintiffs Lack Standing to Assert Claims on Behalf of Funds in Which No Market Timing or Late Trading Occurred ... 47

CONCLUSION ... 50

TABLE OF AUTHORITIES

Cases

Page(s)

Abrams v. Koether,
766 F. Supp. 237 (D.N.J. 1991) 29

Acito v. IMCERA Group, Inc.,
47 F.3d 47 (2d Cir. 1995) 40

Allen v. Wright,
468 U.S. 737 (1984) 45

In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.,
1996 WL 551732 (S.D.N.Y. Sept. 27, 1996) 37

Anheuser-Busch, Inc. v. Schmoke,
63 F.3d 1305 (4th Cir. 1995) 6

Aronson v. Lewis,
473 A.2d 805 (Del. 1984) *passim*

Ash v. McCall,
2000 WL 1370341 (Del. Ch. Sept. 15, 2000) 20, 26

Baillie v. Columbia Gold Mining Co.,
166 P. 965 (Or. Sup. Ct. 1917) 19

Bartlett v. New York, New Haven & Hartford R.R. Co.,
221 Mass. 530 (1915) 24, 31

Bauer v. Sweeny,
964 F.2d 305 (4th Cir. 1992) 14

In re Baxter Int'l, Inc. S'holders Litig.,
654 A.2d 1268 (Del. Ch. 1995) 33

Benak ex rel. Alliance Premier Growth Fund v. Alliance Capital Mgmt. L.P.,
2004 WL 1459249 (D.N.J. Feb. 9, 2004) 11

Beneville v. York,
769 A.2d 80 (Del. Ch. 2000) 21

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 38

Page(s)

Brambles USA, Inc. v. Blocker,
731 F. Supp. 643 (D. Del. 1990)....45

C.R.A. Realty Corp. v. Scor U.S. Corp.,
1992 WL 309610 (S.D.N.Y. Oct. 9, 1992)....34

In re Caremark Int'l Inc. Derivative Litig.,
698 A.2d 959 (Del. Ch. 1996)....31

Carroll v. Bear Stearns & Co.,
416 F. Supp. 998 (S.D.N.Y. 1976)....40, 43

In re Catanella & E.F. Hutton & Co., Sec. Litig.,
583 F. Supp. 1388 (E.D. Pa. 1984)....42

In re Cendant Corp. Sec. Litig.,
190 F.R.D. 331 (D.N.J. 1999)....43

Chamberlain v. Aberdeen Asset Mgmt. Ltd.,
2005 WL 195520 (E.D.N.Y. Jan. 21, 2005)....35

In re Citigroup Inc. S'holders Litig.,
2003 WL 21384599 (Del. Ch. June 5, 2003)....32

Conrardy v. Ribadeneira,
1990 WL 66603 (D. Kan. Apr. 19, 1990)....40

Cortlandt v. E.F. Hutton, Inc.,
491 F. Supp. 1 (S.D.N.Y. 1979)....42

Corwin v. Marney, Orton Invs.,
788 F.2d 1063 (5th Cir. 1986)....39

In re Dataproducts Corp. S'holders Litig.,
1991 WL 165301 (Del. Ch. Aug. 22, 1991)....33

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984)....3, 10, 14, 18

Danielewicz v. Arnold,
137 Md. App. 601 (2001)....29

Decker v. Clausen,
1989 WL 133617 (Del. Ch., Nov. 6, 1989)....29

Page(s)

Dellastatious v. Williams,
242 F.3d 191 (4th Cir. 2001) ..32

Demoulas v. Demoulas Super Markets, Inc.,
2003 WL 22285305 (Mass. Super. Sep. 22, 2003)...25

In re Delta & Pine Land Co. S'holders Litig.,
2000 WL 875421 (Del. Ch., June 21, 2000)..15, 16, 17

Drasner v. Thomson McKinnon Sec., Inc.,
433 F. Supp. 485 (S.D.N.Y. 1977)...36

Dunn v. Borta,
369 F.3d 421 (4th Cir. 2004) ..41

Dunphy v. Travelers' Newspaper Ass'n,
146 Mass. 495 (1888) ..24

Ensign Corp., S.A. v. Interlogic Trace, Inc.,
1990 WL 213085 (S.D.N.Y. Dec. 19, 1990) ..45

Esposito v. Soskin,
11 F. Supp. 2d 976 (N.D. Ill. 1998)..14

Felzen v. Andreas,
134 F.3d 873 (7th Cir. 1998) ...14, 15, 16

In re First Union Corp. Sec. Litig.,
128 F. Supp. 2d 871 (W.D.N.C. 2001) ...41

Fraioli v. Lemcke,
328 F. Supp. 2d 250 (D.R.I. 2004)...39

GFL Advantage Fund, Ltd. v. Colkitt,
272 F.3d 189 (3d Cir. 2001)...36

Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,
694 F.2d 923 (2d Cir. 1982)..8

Glaser v. Enzo Biochem., Inc.,
303 F. Supp. 2d 724 (E.D. Va. 2003) ...41

Goldstein v. Malcolm G. Fries & Assocs., Inc.,
72 F. Supp. 2d 620 (E.D. Va. 1999) ..39

Page(s)

Graham v. Allis-Chalmers Mfg. Co.,
188 A.2d 125 (Del. 1963)32

Green v. Fund Asset Mgmt., L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001)11, 12, 45

Greenspun v. Lindley,
36 N.Y.2d 473 (1975)24, 31

Grossman v. Johnson,
89 F.R.D. 656 (D. Mass. 1981)31

Grossman v. Johnson,
674 F.2d 115 (1st Cir. 1982)29, 30

Guttman v. Huang,
823 A.2d 492 (Del. Ch. 2003)18, 26, 33

Harhen v. Brown,
431 Mass. 838 (2000) *passim*

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir. 1999)40

Hawes v. Oakland,
104 U.S. 450 (1881)44

Heineman v. Datapoint Corp.,
611 A.2d 950 (Del. 1992)18

Herman v. Steadman,
50 F.R.D. 488 (S.D.N.Y. 1970)47

Kamen v. Kemper Fin. Servs., Inc.,
500 U.S. 90 (1991)13, 18

Kauffman v. Dreyfus Fund, Inc.,
434 F.2d 727 (3d Cir. 1970)45, 46, 47

Kaufman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
464 F. Supp. 528 (D. Md. 1978)42

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991)17

Page(s)

Krantz v. Prudential Invs. Fund Mgmt. LLC,
305 F.3d 140 (3d Cir. 2002)...7, 8, 22, 28

Leeds v. Meltz,
85 F.3d 51 (2d Cir. 1996)..49

Levy v. Alliance Capital Mgmt. L.P.,
1998 WL 744005 (S.D.N.Y. Oct. 26, 1998)..8

Lieber v. Invesco Funds Group, Inc.,
Civil Action No. H-03-5744, slip op. (S.D. Tex. Jan 20, 2005)......................................46

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992)...45, 46

Margaret Hall Found., Inc. v. Atl. Fin. Mgmt., Inc.,
572 F. Supp. 1475 (D. Mass. 1983)...42

Mathers Fund, Inc. v. Colwell Co.,
564 F.2d 780 (7th Cir. 1977)...36

McCall v. Scott,
239 F.3d 814 (6th Cir. 2001)...33

McMichael v. U.S. Filter Corp.,
2001 WL 418981 (C.D. Cal. Feb. 26, 2001)..33

In re Medimmune, Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995)..41

In re Merrill Lynch & Co. Research Reports Sec. Litig.,
272 F. Supp. 2d 243 (S.D.N.Y. 2003)..37

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001)..*passim*

Mills v. Elec. Auto-Lite Co.,
396 U.S. 375 (1970)...36

Morris v. Wachovia Sec., Inc.,
277 F. Supp. 2d 622 (E.D. Va. 2003)...39

Morse v. Lower Merion Sch. Dist.,
132 F.3d 902 (3d Cir. 1997)...49

Page(s)

Morton v. Mancari,
417 U.S. 535 (1974)37

Muller v. M.D. Sass Assocs., Inc.,
1992 WL 80938 (D.N.J. Apr. 22, 1992)43

In re NAHC, Inc. Sec. Litig.,
306 F.3d 1314 (3d Cir. 2002)17

Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.,
2002 WL 31027550 (S.D.N.Y. Sept. 10, 2002)40

Neely v. Bar Harbor Bankshares,
270 F. Supp.2d 44 (D. Me. 2003)42

In re New Valley Corp. Derivative Litig.,
2004 WL 1700530 (Del. Ch. June 28, 2004)44

Oakland Raiders v. National Football League,
93 Cal. App. 4th 572 (6th Dist. 2001)19

Olesh v. Dreyfus Corp.,
1995 WL 500491 (E.D.N.Y. Aug. 8, 1995)1, 9, 47, 48

Ottmann v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003)43

Paul S. Mullin & Assocs., Inc. v. Bassett,
632 F. Supp. 532 (D. Del. 1986);42

Polera v. Altorfer, Podesta, Woolard & Co.,
503 F. Supp. 116 (N.D. Ill. 1980)40

Portnoy v. Kawecki Berylco Indus., Inc.,
607 F.2d 765 (7th Cir. 1979)44

Pullman-Peabody Co. v. Joy Mfg. Co.,
662 F. Supp. 32 (D.N.J. 1986)45

Raines v. Byrd,
521 U.S. 811 (1997)45, 47

Rales v. Blasband,
634 A.2d 927 (Del. 1993)19, 25

Page(s)

Rattner v. Bidzos,
2003 WL 22284323 (Del. Ch. Sept. 30, 2003) 32

Ross v. Bernhard,
396 U.S. 531 (1970) 24

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) 16, 41

S.E.C. v. Moran,
922 F. Supp. 867 (S.D.N.Y. 1996) 43

S.E.C. v. Steadman,
967 F.2d 636 (D.C. Cir. 1992) 42

SSH Co. v. Shearson Lehman Bros. Inc.,
678 F. Supp. 1055 (S.D.N.Y. 1987) 39

Scalisi v. Fund Asset Mgmt., L.P.,
380 F.3d 133 (2d Cir. 2004) 29

Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
2003 WL 21488228 (M.D. Fla. Apr. 28, 2003) 40

Silverzweig v. Unocal Corp.,
1989 WL 3231 (Del. Ch., Jan. 19, 1989) 15

Spiegel v. Buntrock,
571 A.2d 767 (Del. 1990) 13, 25

Steadman v. S.E.C.,
603 F.2d 1126 (5th Cir. 1979) 43

In re Stein,
2003 WL 1125746 (S.E.C. Release No. 2114, Mar. 14, 2003) 43

Transamerica Mortgage Advisers, Inc. v. Lewis,
444 U.S. 11 (1979) 39

United States v. Wood,
925 F.2d 1580 (7th Cir. 1991) 17

In re Value Line Special Situations Fund Litig.,
1974 WL 412 (S.D.N.Y. June 13, 1974) 47

Page(s)

Venner v. Great N. Ry.,
209 U.S. 24 (1908) ..44

Verkouteren v. Blackrock Fin. Mgmt., Inc.,
1999 WL 511411 (S.D.N.Y. July 20, 1999) ..22, 28

Verrey v. Ellsworth,
303 F. Supp. 497 (S.D.N.Y. 1969)...47

Wang v. Gordon,
715 F.2d 1187 (7th Cir. 1983) ...42

Washington v. Baenziger,
656 F. Supp. 1176 (N.D. Cal. 1987) ...42

Werbowsky v. Collomb,
766 A.2d 123 (Md. 2001) ..*passim*

Wexler v. Equitable Capital Mgmt. Corp.,
1994 WL 48807 (S.D.N.Y. Feb. 17, 1994)..9

Williams v. Bank One Corp.,
2003 WL 22964376 (N.D. Ill., Dec. 15, 2003)..46, 47

Wolf v. Ford,
335 Md. 525 (1994) ..33

Yampolsky v. Morgan Stanley Inv. Advisers Inc.,
2004 WL 1065533 (S.D.N.Y. May 12, 2004) ...8

Zerman v. Jacobs,
510 F. Supp. 132 (S.D.N.Y. 1981)...36

Zucker v. AIM Advisors, Inc.,
Civil Action No. H-03-5653 slip op. (S.D. Tex. Jan. 20, 2005) ..46

Page(s)

Statutes & Rules

8 Del. C. § 141(a) 13

8 Del. C. § 327 44

12 Del. C. § 3801 21, 26

15 U.S.C. § 78cc(b) 35, 36, 38

15 U.S.C. § 80-2(a)(3) 21

15 U.S.C. § 80-2(a)(11) 42

15 U.S.C. § 80-2(a)(19) 21, 29

15 U.S.C. § 80a-35 45

15 U.S.C. § 80a-35(a) 1, 3, 5, 35

15 U.S.C. § 80a-35(b) *passim*

15 U.S.C. § 80a-46 1, 3, 38

15 U.S.C. § 80a-46(b) 5, 35, 36

15 U.S.C. § 80a-47 1, 37

15 U.S.C. § 80a-47(a) 4, 6

15 U.S.C. § 80b-6 1, 5, 37, 38

15 U.S.C. § 80b-6(1) 38, 42

15 U.S.C. § 80b-15 *passim*

15 U.S.C. § 80b-15(b) 38

17 C.F.R. § 240.10b-5 40

Del. Ch. Ct. R. 23.1 14, 18, 25

Fed. R. Civ. P. 8 49

Page(s)

Fed. R. Civ. P. 9(b) ..4, 38, 40, 41

Fed. R. Civ. P. 23.1 ..*passim*

Mass. R. Civ. P. 23.1 ..14, 15, 44

Mass. Gen. Laws ch. 156D, § 7.42 ..20, 22

Mass. Gen. Laws ch. 182, § 2B ..20, 21, 24

Md. Code, Corps. & Ass'ns § 4A-802..44

Md. Code Ann., Corps. & Ass'ns § 2-405.2 ..21

Md. Code Ann., Corps. & Ass'ns § 2-405.3 ..20

U.S. Const. Art. III § 2..45

Wis. Stat. Ann. § 180.0742..18, 22

Miscellaneous

Burton M. Leibert, *Fund Governance*, Practicing Law Institute,
1056 PLI/Corp 9, 61 (1998)..21

Governor's Legislative File, S.B. 2079 (Mass. 1998) ..21

H.R. Rep. No. 91-1382 (1970)..10

Moore's Federal Practice §12.34[1][b] (3d ed. 1997) ..49

Robert Clark, *Corporate Law* ¶ 15.2 (1986)..15

Role of Independent Directors of Investment Companies,
Investment Company Act Release No. 25816 (Jan. 2, 2001) ..22

Synopsis, S.B. 365 (Del. 2000)..21

Wright & Miller, *Federal Practice & Procedure* § 1216 (1998) ..49

The Fund Defendants respectfully submit this Omnibus Memorandum of Law in support of their Motion pursuant to Rules 8, 9(b), 12(b)(1), 12(b)(6), and 23.1 of the Federal Rules of Civil Procedure to dismiss, with prejudice, Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Derivative Complaints").[1]

PRELIMINARY STATEMENT

Plaintiffs purport to be shareholders in certain mutual funds ("Funds") managed by the Fund Defendants. Plaintiffs have brought derivative actions — ostensibly on behalf of the Funds themselves — against the Funds' investment advisers and others for allegedly allowing "market timing" and "late trading" transactions in the Funds. Plaintiffs bring their claims pursuant to Sections 36(a), 36(b), 47 and 48 of the Investment Company Act of 1940 ("ICA"), Sections 206 and 215 of Investment Advisers Act of 1940 ("IAA"), and state law.

Plaintiffs have failed to state any derivative claim upon which relief can be granted. The ICA, the IAA, and the common law strictly regulate who may bring a derivative claim, and upon what grounds. The "law in this area imposes a large number of threshold determinations" that a plaintiff must satisfy before pursuing such claims.[2] The Derivative Complaints here fail to satisfy those "threshold determinations."

Plaintiffs fail in their attempt to shoehorn "market timing" and "late trading" allegations into a claim under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). Section 36(b) is the only section of the ICA that provides a private right of action, and does not require a pre-suit demand. However, Section 36(b) is a narrow provision relating solely to "excessive" fees. To state a

1 The Fund Defendants identified on the signature pages below join in this Omnibus Memorandum of Law in its entirety. Other Fund Defendants may indicate their joinder in some or all of the points made herein through supplemental memoranda filed on March 7, 2005.

2 *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *11 (E.D.N.Y. Aug. 8, 1995).

claim under Section 36(b), a complaint must plead specific facts showing that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. *See Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001). Plaintiffs here plead *no* facts concerning the relationship between the fees charged and the services rendered by the defendant investment advisers. Instead, they rely entirely on the allegation that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged "market timing" and "late trading" to the detriment of the Funds. But allegations of mismanagement — whether or not in breach of some fiduciary duty — are not cognizable under Section 36(b).[3]

Plaintiffs' other derivative claims are barred by Fed. R. Civ. P. 23.1. Under Rule 23.1, no derivative complaint may be filed unless the relevant board of directors[4] has "failed to enforce a right" of the corporation "which may properly be asserted by it." Here, the Funds' boards of directors are actively enforcing the rights implicated by Plaintiffs' suits. In connection with various regulatory settlements, the Funds' boards, among other things, are involved in a process to evaluate the extent of any injuries caused by the market timing and late trading conduct at issue here and to distribute billions of dollars to affected shareholders and/or mutual funds.

Plaintiffs' failure to make a pre-suit demand on the respective Funds' boards of directors also is fatal to their derivative claims. In some states, that failure is an absolute bar to suit. In

3 Section 36(b) claims are asserted in both the Derivative Complaints and the Class Complaints. However, even if these claims survive the Motion to Dismiss — and they should not — recovery under Section 36(b) cannot be had twice. Any recovery under Section 36(b) — whether as part of the Fund Derivative or Fund Class cases — redounds to the Funds, not to individual shareholders. Any Section 36(b) claims that remain, therefore, should be limited to one case or the other, as a matter of judicial efficiency.

4 Some of the mutual fund defendants in this litigation are organized as corporations, while others are business or statutory trusts. The former are overseen by boards of directors, while the latter have boards of trustees. Because both types of boards perform the same general role, the terms "director" and "trustee" are used interchangeably herein.

others, Plaintiffs have failed to meet their high burden of demonstrating that such a demand would be futile and have not alleged particularized facts to overcome the strong presumption that the relevant boards of directors will exercise independent judgment. Their demand futility allegations therefore fail under both (i) state statutes applicable to investment companies; and (ii) relevant state common law.[5]

In addition to failing to satisfy Fed. R. Civ. P. 23.1 and the demand requirement, Plaintiffs' federal derivative claims suffer from numerous other fatal defects.[6]

Plaintiffs' claim under Section 36(a) of the ICA fails because there is no private right of action under that provision. Section 36(a) — which creates a federal cause of action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies — expressly authorizes the SEC to bring suit under that provision, but not private parties.

Plaintiffs' claim under Section 47 of the ICA fails because they have not alleged facts showing that the investment advisory contracts with the Funds *by their very terms* violated any provision of the ICA. Under Section 47, a contract may be declared unenforceable if, but only if, its terms violate the ICA or rules and regulations thereunder. Plaintiffs point to no term in any of the Fund management contracts that violates the ICA. Instead, Plaintiffs rely entirely on allegations of wrongful conduct — *i.e.*, "market timing" and "late trading" transactions — pursuant to lawful contracts. These allegations cannot support a claim under Section 47.

5 Fed. R. Civ. P. 23.1's demand requirement does not apply to claims brought under Section 36(b). *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984). However, it does apply to — and bar — all other derivative claims in Plaintiffs' Derivative Complaints.

6 Plaintiffs also fail to state a claim upon which relief may be granted under any state law theory. Pursuant to the discussions at the telephonic hearings on February 10 and 25, 2005, the Fund Defendants will, to the extent necessary, brief issues relating specifically to Plaintiffs' state law claims at a later date.

Plaintiffs' claim that various defendants are subject to "control person" liability under Section 48(a) of the ICA fails because Plaintiffs have not stated valid ICA claims against anyone these defendants allegedly "controlled." Section 48(a) does not establish an independent basis for liability, but rather imposes liability only on those who controlled a person liable under the ICA. Because Plaintiffs' primary claims under the ICA fail as a matter of law, their Section 48(a) claims fail as well.

Plaintiffs' claims under the IAA also suffer from numerous legal deficiencies. Because Plaintiffs have failed to identify any provision of the Funds' investment advisory contracts that, by its terms, violates the IAA, Plaintiffs have failed to state a claim. Moreover, Plaintiffs cannot maintain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. In addition, Plaintiffs' IAA claims — which are based on allegedly fraudulent conduct — fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). They also do not allege, as they must, misstatements made by particular defendants, or that those defendants acted with scienter.

Finally, Plaintiffs have no standing to assert claims (i) relating to Funds in which they did not invest; or (ii) on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact. Their derivative claims on behalf of such Funds should be dismissed for these additional reasons as well.

For all of these reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.[7]

[7] Even if certain of Plaintiffs' claims survive the Motion to Dismiss — and for the reasons stated herein, they should not — the scope of such claims is restricted by application of relevant statutes of limitations. The appropriate temporal scope of Plaintiffs' claims is not addressed herein. Issues relating to the application of statutes of limitation to claims against certain Defendants, however, will be discussed in some Supplemental Briefs.

STATEMENT OF PLAINTIFFS' ALLEGATIONS

The Derivative Complaints arise out of common core allegations that managers and investment advisers of the Funds allowed certain investors to rapidly trade in and out of Funds ("market timing") and/or to trade Fund shares after the close of the financial markets ("late trading"). (*See, e.g.*, Alliance Compl. ¶ 1.) According to Plaintiffs, both types of activity were "extremely harmful" to the Funds because they inflated the Funds' transaction and administrative costs, forced changes to the Funds' investment strategies to hold excess cash to meet the market timers' redemptions, and diverted to the market timers and late traders revenues which belonged to the Funds. (*See, e.g.*, Alliance Compl. ¶¶ 3, 56.)

The SEC, the New York Attorney General ("NYAG"), and other state regulators launched investigations into these activities. Even as various Funds and their advisers were reaching regulatory settlements concerning these issues, Plaintiffs rushed to bring a variety of derivative claims against the Fund Defendants without making any pre-suit demand on the Funds' trustees. Plaintiffs assert the following federal derivative claims:

- Defendants allegedly breached their fiduciary duty with respect to the receipt of compensation in violation of Section 36(b) of the ICA by permitting market timing and late trading activity in the Funds (thereby resulting in dilution of Fund assets) and failed to disclose that fact to investors or Fund trustees (Count I);
- Defendants allegedly breached their fiduciary duties by engaging in personal misconduct in violation of Section 36(a) of the ICA (Count II);
- Defendants' advisory agreements with the Funds allegedly were made in violation of the ICA, and thus may be voided under Section 47(b) of the ICA (Count III);
- Defendants allegedly committed fraud in violation of Section 206 of the IAA by permitting market timing and late trading, entitling the Funds to rescind their investment advisory contracts under Section 215 of the IAA (Count IV);

- Various corporate entities allegedly were "control persons" of other Defendants and therefore subject to liability under Section 48(a) of the ICA (Count V).[8]

Pursuant to regulatory settlements concerning these same issues, Fund trustees actively are pursuing the remediation of any harms resulting from alleged market timing and late trading activity.[9] They are involved in a process to evaluate the extent of any injuries to the Funds and their shareholders and distribute billions of dollars to the investors or Funds injured by market timing and/or late trading. To date, independent experts have been retained to consider the extent of any injury and propose a fair allocation of the settlement funds in consultation with Fund trustees, investment advisers and the SEC. These evaluation and distribution processes are underway, but not yet complete.[10]

ARGUMENT

I.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA

Plaintiffs' allegations of improper market timing and late trading fail to state a legally cognizable claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA. *First*, Plaintiffs do not even come close to pleading facts showing that the advisory fees charged were disproportionate to the services rendered, as is

8 Counts VI through XII of the Derivative Complaints assert claims under state law, including breach of fiduciary duty, breach of contract, aiding and abetting breach of fiduciary duty, unjust enrichment, interference with contract, and civil conspiracy. As indicated in note 4, *supra*, those claims are not addressed here.

9 Not all Fund Defendants who join in this memorandum have settled with regulators to date. Those with settlements — all of which call for an active role for Fund trustees — are listed in the chart attached as Exhibit A to the accompanying Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, dated February 25, 2005 ("Powell Declaration"). The designation "Ex." herein refers to exhibits to the Powell Declaration.

10 Each of the settlements is memorialized in an SEC Order which is incorporated by reference in the respective Derivative Complaints or a matter of public record to which reference on a motion to dismiss properly may be made. *See Anheuser-Busch, Inc. v. Schmoke*, 63 F.3d 1305, 1312 (4th Cir. 1995), *vac. on other grounds*, 517 U.S. 1206 (1996). (*See* Ex. B (documents reflecting settlements of Fund Defendants).)

required to state a claim under Section 36(b) in this Circuit.[11] *Second*, alleged mismanagement — which is what Plaintiffs actually do allege — is not conduct covered by Section 36(b). For these reasons, the Section 36(b) claims should be dismissed.

A. Plaintiffs Have Failed to Plead Facts Showing That the Advisory Fees Charged Were Disproportionate to the Services Rendered.

There are only two federal appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001) and *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 305 F.3d 140 (3d Cir. 2002). Both courts rejected pleadings of the type at bar on Rule 12(b)(6) motions.

In *Migdal*, the Fourth Circuit (affirming Judge Davis of this Court) defined the requirements for pleading a claim under Section 36(b), stating that a plaintiff must allege facts which, if proved, demonstrate that the fees charged were disproportionate to the services rendered:

> The district court held that these allegations failed to state a claim because plaintiffs did not address in any *way the relationship between the fees that the advisers received and the services which they provided in return...*
>
> We agree with the district court. To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive. As the district court correctly recognized, *in order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser.*

Migdal, 248 F.3d at 326-27 (citations omitted) (emphasis added). Because the complaint in *Migdal* did "not address the particular services offered by the defendants," the Fourth Circuit

11 Section 36(b) provides that investment advisers have a "fiduciary duty with respect to the receipt of compensation" from mutual funds, and creates an express private right of action for mutual fund

concluded that the plaintiffs "have alleged nothing to suggest that the investment advisers' fees are excessive." *Id.* at 328.[12]

In *Krantz* — where the plaintiffs made allegations similar to those at issue in *Migdal* about the directors' lack of independence — the Third Circuit followed *Migdal* and affirmed dismissal of the plaintiff's Section 36(b) claim for excessive compensation "since Plaintiff failed to allege any facts indicating that the fees received were disproportionate to services rendered." *Krantz*, 305 F.3d at 143-44.

Numerous District Courts have granted motions to dismiss Section 36(b) claims on the same basis. For example, in *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, 2004 WL 1065533 (S.D.N.Y. May 12, 2004), the District Court recently dismissed a Section 36(b) excessive fee claim where the complaint "rel[ied] heavily on generalities about deficiencies in the securities industry, and statements made by industry critics and insiders," but contained no factual allegations "as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants." *Id.* at *2 (emphasis in original). Because the complaint did not, "in sum or substance, indicate how or why the fees are 'so disproportionately large that [they] bear[] no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining,'" the *Yampolsky* court granted the defendants' motion to dismiss. *Id.* (citations omitted). *See also Levy v. Alliance Capital Mgmt. L.P.*, 1998 WL 744005, at *2-4 (S.D.N.Y. Oct. 26, 1998), *aff'd*, 189 F.3d 461 (2d Cir. 1999) (dismissing Section 36(b) claim

shareholders for alleged breaches of that duty. 15 U.S.C. § 80a-35(b).

12 *Accord Gartenberg v. Merrill Lynch Asset Mgmt., Inc.* 694 F.2d 923, 928 (2d Cir. 1982) (to violate Section 36(b), "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining") (cited with approval in *Migdal*, 248 F.3d at 326).

because "a complaint may not simply allege in a conclusory manner that the fees are excessive"); *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *19, 21 (E.D.N.Y. Aug. 8, 1995) (dismissing Section 36(b) claim for failing to allege that the fee is so disproportionately large that it bears no reasonable relationship to the services rendered); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994) (dismissing Section 36(b) claim where advisory fee allegations were "merely a pleading of a conclusion of fact").

Here, Plaintiffs do not allege — as required by the Fourth Circuit in *Migdal* — *any* facts which, if proved, would demonstrate that the Funds' advisory fees have been so disproportionately large that they have borne no reasonable relationship to the services rendered. *See Migdal*, 248 F.3d at 326-27. Instead, Plaintiffs' Section 36(b) claim rests entirely on market timing and late trading allegations, without any attempt to tie those allegations to a claim that the fees charged were too high. Plaintiffs allege that Defendants "breached their fiduciary duty to the Funds by . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of 'sticky assets' and other deposits on which they would and did receive fees and other compensation or by participating in insider trading themselves." (*See*, *e.g.*, Alliance Compl. ¶ 613.) This does not come close to alleging facts concerning the relationship between the amount of fees and the value of the services rendered, as *Migdal* requires. Plaintiffs' Section 36(b) claim therefore should be dismissed.

B. Plaintiffs' Challenge to the Management of the Funds Is Not Cognizable under Section 36(b).

Plaintiffs attempt to salvage their Section 36(b) claim by asserting that the investment advisers breached their fiduciary duties by permitting, and failing to disclose, the alleged market

timing and late trading. (*E.g.*, Alliance Compl. ¶¶ 606-11, 613.) Such a claim — amounting to allegations of mismanagement — is not cognizable under Section 36(b).

The legislative history of Section 36(b) makes clear that Congress intended this provision to be very narrow and that it was enacted to address a very specific issue: the level of management fees. *See* H.R. REP. NO. 91-1382, at 2-3 (1970). Congress passed this amendment to the ICA in 1970 believing, in large part, that as a mutual fund grew larger, it became less expensive for investment advisers to provide additional services to its shareholders. *See Migdal*, 248 F.3d at 327 ("Congress wanted to ensure that investment advisers passed on to fund investors the savings that they realized from these economies of scale.") Thus, as the Supreme Court has noted, Section 36(b) was added to the ICA in response to concerns about investment advisory fees becoming "unreasonable" as mutual fund assets increased. *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 537-39 (1984).

Courts routinely dismiss claims under Section 36(b) that merely allege mismanagement by an adviser. For example, in *Migdal*, 248 F.3d at 327, the plaintiffs contended that the investment adviser's fees were excessive in violation of Section 36(b) because its services were less valuable when the fund underperforms. *Id.* The Fourth Circuit affirmed the district court's dismissal of the claim, stating that "allegations of underperformance alone are insufficient" to plead a claim under Section 36(b) because the statute was not enacted to provide a cause of action to govern "the investment adviser's general performance." *Id.* at 328-29. Relying on the language of Section 36(b), the Fourth Circuit held:

> as the district court recognized, plaintiffs failed to address the relationship between fees and services in their complaint. General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b).

Id. at 328-29 (emphasis added). Indeed, to allow such claims would "make it possible for other plaintiffs to state a claim in limitless actions filed under Section 36(b)." *Id.* at 328.

Similarly, in *Benak ex rel. Alliance Premier Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249, at *6 (D.N.J. Feb. 9, 2004), the plaintiff alleged that the investment adviser defendants breached their fiduciary duties under Section 36(b) by improperly investing the fund's assets in Enron. The *Benak* court noted that "the import of the legislative history behind the enactment of Section 36(b)" is inconsistent with the idea "that a plaintiff can utilize Section 36(b) in hindsight as a vehicle to challenge an investment adviser's performance regarding a particular aspect of the overall services provided." *Id.* at *7. Accordingly, the court granted the motion to dismiss the plaintiff's claim:

> The fact that Defendant received payment for its suspect actions does not make the fee arrangement itself improper and does not alone make the claim cognizable under Section 36(b) The Court will not stretch the language of Section 36(b) to address all improper transactions involving investment advisers simply because they received fees for them.

Id. at *8. The court in *Benak* further remarked that allowing such a claim to proceed "would permit litigants to attack any aspect of an investment adviser's services under Section 36(b) as long as the adviser was paid a fee for the services," but that "[s]uch an expansive interpretation would run counter to the narrow scope intended for the provision." *Id.*[13]

The court in *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 331 (D.N.J. 2001), *aff'd*, 286 F.3d 682 (3d Cir. 2002), reached a similar conclusion. In *Green*, shareholders in

13 An expansive reading of Section 36(b) also runs counter to the structure of the ICA. Congress addressed more general breaches of fiduciary duty in Section 36(a), enforceable only by the SEC. (*See* Section III *infra.*) In Section 36(b), Congress created distinct rights relating narrowly to the receipt of compensation, enforceable by both the SEC and private parties. To allow Section 36(b) claims based on alleged mismanagement, or alleged breaches of fiduciary duty unrelated to the receipt of compensation, would render Section 36(a) superfluous.

closed-end municipal bond funds claimed that the funds' adviser violated Section 36(b) because its compensation was based upon the total assets of the funds, including assets acquired by leveraging through the issuance of preferred stock. According to the plaintiffs, the compensation arrangement created an improper and undisclosed conflict of interest because the adviser had an incentive to keep the funds fully leveraged at all times to maximize advisory fees, even when economic conditions dictated that the leverage should be reduced. On defendants' motion for summary judgment, the district court rejected the use of Section 36(b) to challenge alleged mismanagement of the funds, even if that mismanagement had the collateral effect of causing higher advisory fees to be paid to the investment adviser:

> Plaintiffs argue that the advisors' failure ever to have 'deleveraged' the funds ... means the advisers have mismanaged the funds and received fees on too great a corpus of assets. But plaintiffs have expressly waived any claim that the advisors' fees were excessive; and to the extent [that] they allege mismanagement, their claim is not cognizable under Section 36(b).

Green, 147 F. Supp. 2d at 330 (emphasis added). On appeal, the Third Circuit affirmed, noting that "Section 36(b) was intended to provide a very specific, narrow federal remedy" *Green*, 286 F.3d at 685.

Plaintiffs here likewise have failed to state a cognizable claim under Section 36(b). The crux of Plaintiffs' allegations is that the Fund Defendants improperly permitted market timing and late trading activity in the Funds that they managed (thereby resulting in dilution of the Fund assets) and failed to disclose that fact to investors or Fund trustees. (*See* Alliance Compl. ¶¶ 605-607.) But such alleged mismanagement is not conduct covered by Section 36(b). As the courts in *Migdal, Benak* and *Green* recognized, to hold otherwise would allow a plaintiff to attack literally any aspect of the investment adviser's services under Section 36(b), merely by

alleging that the adviser was paid a fee for those services. For this reason as well, Plaintiffs' Section 36(b) claim should be dismissed.

II.

BECAUSE PLAINTIFFS DO NOT ALLEGE FACTS SHOWING THAT THE FUNDS HAVE FAILED TO ENFORCE THEIR RIGHTS, FED. R. CIV. P. 23.1 AND STATE LAW BAR PLAINTIFFS FROM PURSUING DERIVATIVE CLAIMS

Plaintiffs purporting to bring derivative claims must comply with Rule 23.1 of the Federal Rules of Civil Procedure. Under that rule, a prerequisite to filing a derivative complaint is that the board has "failed to enforce a right" of the corporation "which may properly be asserted by it." Fed. R. Civ. P. 23.1. In this case, Plaintiffs' derivative claims (other than their claim under Section 36(b)) all fail because Plaintiffs do not allege facts demonstrating that the Funds' trustees are failing to enforce the rights of the Funds. Plaintiffs simply ignore the regulatory settlements and other public materials that show that the Funds' trustees actively are pursuing remedies on behalf of the affected Funds and Fund shareholders and are taking other affirmative measures to safeguard their interests. Plaintiffs fail to allege any facts establishing a legal basis for them to wrest control of the Funds' claims from the Funds' boards. Accordingly, Plaintiffs' derivative claims should be dismissed in their entirety, before the Court even reaches the demand-futility question (addressed in Section III below), or the specific legal defects of such claims.

"A cardinal precept" of the law of corporations "is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. Code § 141(a)); *see also Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 101 (1991). The right to manage the business and affairs of the corporation includes the right to decide whether to "bring a law suit or to refrain from litigating a claim on behalf of a corporation." *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990); *see also Daily*

Income Fund, Inc. v. Fox, 464 U.S. 523, 530 (1984) ("the decision to initiate litigation . . . should be made by the board of directors"). A shareholder derivative action is therefore allowed only where the directors have failed or refused to enforce the right at issue. This is a "fundamental" prerequisite that must be met even before the demand-futility question is addressed. *Esposito v. Soskin*, 11 F. Supp. 2d 976, 980 (N.D. Ill. 1998).

Federal Rule of Civil Procedure 23.1 expressly precludes derivative plaintiffs from wresting control of claims being pursued by a corporation's board. Rule 23.1 provides:

> In a derivative action brought by one or more shareholders or members to enforce a right of a corporation . . . , the corporation . . . *having failed to enforce a right which may properly be asserted by it*, the complaint shall . . . allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and the reasons for the plaintiff's failure to obtain the action or for not making the effort.

Fed. R. Civ. P. 23.1 (emphasis added); *see also, e.g.*, Del. Ch. Ct. R. 23.1; Mass. R. Civ. P. 23.1. As the Fourth Circuit has stated, the burden is on a putative derivative plaintiff to show that this requirement is satisfied: "Rule 23.1 states that in a derivative action, the shareholder *must establish* that the corporation failed to enforce a right which it properly could have asserted." *Bauer v. Sweeny*, 964 F.2d 305, 307 n.5 (4th Cir. 1992) (emphasis added).

"Only when the corporation's board defaults in its duty to protect the interests of the investors" is the commencement of a shareholders' derivative action permitted. *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998). When a board is pursuing the claims that derivative plaintiffs purport to assert on the corporation's behalf, the derivative suit is barred. *Esposito*, 11 F. Supp. 2d at 980 ("Implicit in [Rule 23.1] . . . is that if the board votes to proceed with the suit, a shareholder derivative suit is prohibited"). To be sure, some shareholders may be "dissatisfied" with the board's handling of the claims. *Felzen*, 134 F.3d at 875. Their remedy,

however, is to "*replace* the board [T]hey may not *displace* the board in litigation." *Id.* (emphasis in original).

State substantive law requires the same result. In Delaware, "[t]he existence of [a director-initiated] [a]ction conclusively defeats any claim that demand would have been futile. Indeed, there is something to be said for the idea that this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action." *Silverzweig v. Unocal Corp.*, 1989 WL 3231, at *4 (Del. Ch., Jan. 19, 1989); *In re Delta & Pine Land Co. S'holders Litig.*, 2000 WL 875421, at *6 n.13 (Del. Ch., June 21, 2000) ("[S]hareholder plaintiffs . . . cannot possibly meet the burden of Rule 23.1 [because] . . . the board had already been actively pursuing [the same claims]."). The law of other states is the same. *See, e.g.*, Mass. R. Civ. P. 23.1 ("[T]he corporation . . . *having failed to enforce a right which may properly be asserted by it*," shareholders may "enforce a right of [the] corporation"); *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001) ("The shareholder's derivative action [is] an extraordinary equitable device to enable shareholders to enforce a corporate right *that the corporation failed to assert on its own behalf*.") (emphasis added).

Directors' pursuit of claims "to protect the interests of the investors" does not need to take the form of litigation. *Felzen*, 134 F.3d at 875. *See also Silverzweig*, 1989 WL 3231, at *4; *In re Delta*, 2000 WL 875421, at *6; Robert Clark, *Corporate Law* ¶ 15.2, at 640 (1986) (If directors sue "*or tak[e] other corrective action*, their action usually precludes a shareholder-initiated suit.") (emphasis added). Rather, courts recognize that a board may properly choose avenues short of litigation to achieve better strategic results. *See In re Delta,* 2000 WL 875421, at *7 & n.21. Indeed, a board's decision to negotiate, as opposed to litigate, may "evidence[] a well-functioning board [that] recognize[s] that litigation . . . might jeopardize" the corporation's

other vital interests. *Id.* The decision "whether to sue" is entrusted to directors' business judgment. *Id.*

Plaintiffs here fail to allege facts demonstrating that the Funds are not "protect[ing] the interests of the investors." *Felzen*, 134 F.3d at 875. The regulatory settlements that Fund families have reached with government regulators — which are cited throughout the Derivative Complaints — provide that Fund directors will participate in the distribution of billions of dollars in disgorgement and penalties to shareholders and/or mutual funds allegedly harmed by the same market timing and late trading activities at issue in Plaintiffs' suits.[14] (*See* Ex. A (chart summarizing the monetary components of the Fund settlements).)

Plaintiffs do not dispute that under these regulatory settlements Fund boards will participate in the selection of independent experts, who will formulate plans to distribute these massive settlement funds to affected shareholders or mutual funds. The regulatory settlements further provide that the Fund boards will be involved in the "develop[ment]" of a damages distribution "methodology . . . in consultation with" the independent experts, the settling defendants, and the regulators. (*See*, *e.g.*, Ex. B, Tab B.1 (SEC Order with Alliance), at Part IV.C - .E; Ex. B, Tab B.10 (SEC Order with Invesco), ¶¶ 52-55.)

The regulatory settlements alone demonstrate that Plaintiffs cannot satisfy the burden of establishing that the Funds have failed to enforce their rights. But Plaintiffs also ignore

14 This Court may consider the provisions of the Fund Defendants' regulatory settlements concerning the distribution of the settlement funds in ruling on this motion. "[T]he Court is entitled to rely on public documents quoted by, relied upon, incorporated by reference or otherwise integral to the complaint, and such reliance does not convert such a motion [to dismiss] into one for summary judgment." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 349 (D. Md. 2004) (Blake, J.). Plaintiffs here make extensive references to the SEC and the NYAG settlements to bolster their allegations of defendants' wrongdoing — focusing on *allegations* in the regulatory settlement orders that have no binding effect here — but omit any mention of the steps the boards have taken in those regulatory agreements to enforce the rights of the Funds. (*See, e.g.*, Nations Compl. ¶¶ 104, 302, 502; Columbia Compl. ¶¶ 105-08, 283.)

numerous other public materials indicating that the Funds' boards are enforcing the Funds' rights. These materials demonstrate that Fund boards have, among other things, retained independent damages experts to assess the "monetary impact to any funds" affected by market timing, and retained independent counsel to evaluate potential claims. (*See*, *e.g.*, Press Release, Bank of America and Nations Funds Trustees Announce Actions (Sept. 8, 2003) (Ex. C); BOA 2003 Annual Report at 98 (Ex. D); November 25, 2003 Supplement to March 31, 2003 Alliance Bernstein Bond Fund Prospectus (Ex. E).)[15]

The Derivative Complaints reduce to the untenable suggestion that the trustees "should have assumed a more hostile and litigious position." *In re Delta,* 2000 WL 875421, at *9. But the Funds' boards are not required mechanically to pursue litigation in all circumstances. As the Delaware Chancery Court recognized, litigation often may be harmful to "the best interests of [the corporation] or its shareholders and may even call into question [plaintiff] counsel's ability to adequately represent [the corporation's] shareholders." *Id.* at *7 n.21.

Because Plaintiffs fail to establish that the Funds' boards are not enforcing the Funds' rights, Plaintiffs have not satisfied a precondition to the filing of a derivative action. For this reason, Plaintiffs' derivative claims should be dismissed.

III.

PLAINTIFFS' FAILURE TO MAKE A DEMAND CANNOT BE EXCUSED AS FUTILE

Even if this Court were to determine that the Funds' boards are not enforcing the same rights that Plaintiffs seek to enforce, Plaintiffs' Derivative Complaints nonetheless fail to satisfy Rule 23.1. Plaintiffs admit that they did not make any effort to demand action from the boards of

15 Matters of public record may be considered by the Court even on a motion to dismiss. *See, e.g., In re NAHC, Inc. Sec. Litig.*, 306 F.3d 1314, 1331 (3d Cir. 2002); *United States v. Wood,* 925 F.2d 1580, 1582 (7th Cir. 1991); *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991).

directors or trustees before filing their claims (*see, e.g.*, Alliance Compl. ¶¶ 501-505),[16] but fail to allege sufficient reason why demand would have been futile, as required by Fed. R. Civ. P. 23.1. *See Daily Income Fund*, 464 U.S. at 532 n.8.

A shareholder derivative action is an equitable remedy that enables a shareholder, in limited circumstances, to sue on behalf of an entity in which he owns shares. *See, e.g.*, *Heineman v. Datapoint Corp.*, 611 A.2d 950, 952 (Del. 1992). Because "the decision to initiate litigation . . . should be made by the board of directors," a shareholder who wishes to cause an entity to pursue a lawsuit must generally make a pre-suit demand by presenting the allegations that he wishes to pursue to the entity's directors and requesting that they commence litigation. *See Daily Income Fund,* 464 U.S. at 530; Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. Ch. 23.1. Except in "extraordinary circumstances" that may permit the excusal of this demand requirement, *Kamen*, 500 U.S. at 96, a failure to make demand results in the automatic dismissal of the derivative action. *See, e.g.*, *Guttman v. Huang*, 823 A.2d 492, 500 (Del. Ch. 2003); *Harhen v. Brown*, 431 Mass. 838, 848 (2000).

The issue of whether a failure to make demand can be excused is governed by the law of the state under which the entity is organized. *See Kamen*, 500 U.S. at 108-09. Most of the Funds at issue here are Delaware statutory trusts, Massachusetts business trusts, or Maryland corporations.[17] As set forth in more detail below, all three states take a very narrow view of

16 Plaintiffs' "demand futility" allegations begin at ¶ 502 of each derivative complaint.

17 *See* Ex. F (list of the Funds and their states of organization). The demand requirements relevant to Funds organized under the laws of other states are addressed in the Supplemental Briefs of such Funds. As the relevant Supplemental Briefs explain, demand is not excused under any of these states' laws. For example, some states, such as Wisconsin, have enacted "universal" demand requirements. *See* Wis. Stat. Ann. § 180.0742. Thus, Plaintiffs' failure to make demand automatically requires dismissal of derivative claims brought on behalf of Funds organized under the laws of Wisconsin, *e.g.*, the Strong Funds. Oregon — where a few of the Columbia Funds are incorporated — maintains a common law test for demand futility that resembles the common law approaches of Maryland, Massachusetts and Delaware. *See Baillie v.*

when demand is properly excused. While the exact parameters of their demand requirements vary slightly, all three states require that a plaintiff seeking to be excused from making demand must plead specific, particularized facts demonstrating that the directors to whom the demand should have been presented would not have been "independent and disinterested" in considering the demand. *See Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *Harhen*, 431 Mass. at 844; *Werbowsky*, 766 A.2d at 144.

These principles apply with particular force here. Unlike the typical derivative case involving claims against the directors of the entity accused of committing — and benefiting from — wrongdoing, Plaintiffs here assert claims against the board of the entity allegedly victimized by the wrongdoing of others. The Fund boards of trustees (to which demand must be made) are distinct from the boards of the advisers and related entities. Even if the advisers benefited from market timing or late trading as Plaintiffs allege, the trustees of the Fund boards did not. In fact, Plaintiffs allege that the alleged wrongdoing was "not adequately disclosed to or understood by the trustees of the Funds." (Alliance Compl. ¶ 12.)

Moreover, in recent years, many states have adopted statutes tightening demand requirements and further limiting the circumstances under which demand may be excused. For example, many states have enacted universal demand statutes, under which demand is never excused (legislation which was recommended by both the American Bar Association and the American Law Institute). In November 2003, Massachusetts enacted such a statute, with an

Columbia Gold Mining Co., 166 P. 965, 971 (Or. Sup. Ct. 1917). As discussed *infra*, demand is not excused under this standard either. Similarly, California law is, for all practical purposes, identical to Delaware law on demand. *See Oakland Raiders v. National Football League*, 93 Cal. App. 4th 572, 586 n. 5 (6th Dist. 2001).

effective date of July 1, 2004. *See* Mass. Gen. Laws, ch. 156D, § 7.42.[18] In addition, as discussed *infra*, Maryland, Delaware, and Massachusetts (before its most recent legislation) enacted statutes that adopt a bright-line test for determining whether a director has a disqualifying "interest" in considering demand (or in making any other decision) in the context of investment companies.

Plaintiffs' assertion that demand should be excused because the Funds' boards would not have been "independent and disinterested in responding to a demand" (*e.g.*, Janus Compl. ¶ 502) is not supported by the particularized allegations necessary to establish futility under either (i) state statutory law applicable specifically to investment company trustees or (ii) state common law.[19]

A. Plaintiffs' Demand Futility Allegations Fail under State Statutes Applicable to Investment Companies.

Plaintiffs' allegations plainly miss the mark under the unique statutory scheme applicable to investment company trustees, such as the Funds' trustees here. Delaware, Maryland and Massachusetts have enacted statutes expressly mandating that any investment company trustee who is not considered to be an "interested" trustee under the ICA is deemed "to be independent and disinterested *when making any determination or taking any action as a trustee*." Mass. Gen. Laws ch. 182, § 2B (emphasis added); Md. Code Ann., Corps. & Ass'ns § 2-405.3 (same);

18 The application of this statute to bar suit in the various Sub-Tracks involving Massachusetts fund complexes will be discussed in more detail in Supplemental Briefs of various Fund Defendants.

19 Plaintiffs also contend that "the exposure to a substantial likelihood of personal liability [due to an alleged failure of oversight] prevents the directors or trustees from being able to consider a demand impartially, if one had been made." (All Derivative Complaints, ¶ 502 (l) or (o).) This is just another way of saying that the directors would be "interested" in the subject matter of a demand. *See, e.g.*, *Ash v. McCall*, 2000 WL 1370341, at *10 (Del. Ch. Sept. 15, 2000) (issue of whether directors might be subject to personal liability goes to whether such directors "have a disabling interest for pre-suit demand purposes").

12 Del. C. § 3801 (investment company trustee who is not considered to be interested under the ICA "shall be deemed independent and disinterested *for all purposes*") (emphasis added).

The plain language of these statutes, which provides for no exceptions, clearly includes the consideration of a demand.[20] *See* Mass. Gen. Laws ch. 182, § 2B; Md. Code Ann., Corps & Ass'ns § 2-405.2; 12 Del. C. § 3801. As such, a trustee who is not considered to be "interested" under the ICA "shall be deemed to be independent and disinterested" when considering a demand. Accordingly, in order for demand to be excused, Plaintiffs must allege particularized facts sufficient to indicate that a majority of the trustees of each fund were "interested" under the ICA at the time the lawsuits were filed. *See, e.g., Harhen*, 431 Mass. at 844 (demand only excused when "a majority of directors" are interested); *Werbowsky*, 766 A.2d at 144 (same); *Beneville v. York*, 769 A.2d 80, 82 (Del. Ch. 2000) (same).

The ICA sets forth specific bright-line rules for determining whether a trustee is "interested."[21] *See* 15 U.S.C. §§ 80-2(a)(3), (19). For example, among other things, an individual is considered "interested" under the ICA if he is an officer or director of the fund adviser, or if he owns shares of the fund adviser's stock. *Id.*[22]

20 In fact, these statutes were enacted specifically in reaction to a decision in the Southern District of New York construing Maryland's demand requirement. *See, e.g.*, Burton M. Leibert, *Fund Governance*, Practicing Law Institute, 1056 PLI/Corp 9, 61 (1998) (Maryland statute "necessary to correct the decision of a federal judge in New York" concerning demand requirement); Synopsis, S.B. 365 (Del. 2000); Governor's Legislative File, S.B. 2079 (Mass. 1998).

21 In this respect, the statutory approach to demand futility applicable to investment company trustees in Maryland, Massachusetts, and Delaware takes a middle road between the common law tests, discussed *infra*, and universal demand statutes (such as the one recently enacted in Massachusetts), which require demand regardless of the nature of a trustee's relationship to an adviser or the investment company itself.

22 An individual also is "interested" within the meaning of the ICA if he (i) has engaged in principal transactions with, or distributed shares for the investment company or another investment company with the same adviser; (ii) has loaned money or property to the investment company; (iii) is on the advisory board of the investment company's investment adviser; or (iv) in the previous two years, has been determined by the SEC to have had a material business or professional relationship with the investment company. 15 U.S.C. §§ 80a-2(a)(3), (19). None of these provisions is implicated here.

Other allegations concerning what board trustees did or did not do — including the laundry list of such allegations in the Derivative Complaints — are simply irrelevant to the question of trustee "interest" under the ICA. For example, as the Fourth Circuit and other courts have held, allegations concerning director compensation and appointment (*see* Alliance Compl. ¶ 502) do not establish a lack of director independence under the ICA. *See, e.g.*, *Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren v. Blackrock Fin. Mgmt., Inc.*, 1999 WL 511411, at *4 (S.D.N.Y. July 20, 1999).

Here, Plaintiffs have not even tried to allege that a majority of trustees of any of the Funds' boards were "interested" within the meaning of the ICA, nor could they.[23] For that reason, they cannot be excused from making demand.

B. Plaintiffs' Demand Futility Allegations Also Fail under State Common Law.

Plaintiffs' allegations also would be insufficient to excuse demand under the common law standards of Maryland, Massachusetts and Delaware. The common law of each of these states strictly adheres to the demand requirement.[24] Only allegations of specific facts demonstrating that the directors are interested, or are similarly conflicted or disabled from considering a demand regarding the particular subject matter of the lawsuit, will excuse this fundamental requirement. Plaintiffs have made no such showing.

23 To qualify for certain widely-used exemptive rules promulgated under the ICA, a majority of an investment company's directors must be non-interested (*i.e.*, independent), within the meaning of the ICA. *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 25816 (Jan. 2, 2001). For this reason, most investment companies, including the Funds, invest substantial efforts in maintaining such boards.

24 As discussed more fully in the Supplemental Briefs of certain Funds, many states, including Wisconsin and Massachusetts, have enacted "universal demand" statutes, which supplant common law standards. *See* Wis. Stat. Ann. § 180.0742; Mass. Gen. Laws, ch. 156D, § 7.42. In these states, demand never is excused.

1. Applicable Common Law Standards.

a. Maryland.

Maryland's highest court recently reiterated that state's strict adherence to the demand requirement. In *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001), the Maryland Court of Appeals held that the futility exception should be extremely limited:

> [We] are not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action. The demand requirement is important.

Id. at 143-44. Significantly, the *Werbowsky* court agreed with other authorities that "in most cases, a pre-suit demand on the directors is not an onerous requirement," and noted that "it gives the directors — even interested, non-independent directors — an opportunity to consider, or reconsider, the issue in dispute." *Id.* at 144.

Werbowsky held that demand futility is "a very limited exception," which should be applied "only when the allegations or evidence clearly demonstrate, in a very particular manner" that a majority of the directors are "so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.*[25]

[25] The only other circumstance in which the *Werbowsky* court acknowledged that demand could be excused was when "a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation." *Werbowsky*, 766 A.2d at 144. Such is not the case here, nor do Plaintiffs allege so.

b. Massachusetts.

The law of Massachusetts is to the same effect. The Massachusetts Supreme Judicial Court long ago explained, "[i]t would be contrary to the fundamental principles of corporate organizations to hold that a single shareholder can at any time launch the corporation into litigation to obtain from another what he deems to be due it, or to prevent methods of management which he thinks unwise." *Dunphy v. Traveler's Newspaper Ass'n,* 146 Mass. 495, 497 (1888). Accordingly, Massachusetts courts require a derivative plaintiff to plead specific facts demonstrating "that the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions." *Ross v. Bernhard*, 396 U.S. 531, 534 (1970).

To excuse demand under Massachusetts law, a plaintiff must rebut the presumption that directors are "acting, not fraudulently, but with fair discretion in obedience to the law." *Bartlett v. New York, New Haven & Hartford R.R. Co.*, 221 Mass. 530, 532 (1915). As the Massachusetts Supreme Judicial Court held in *Harhen v. Brown*, 431 Mass. 838, 844 (2000), demand will be excused only upon a particularized showing that a majority of directors "have participated in wrongdoing, or are otherwise interested."[26] This is a strict standard; a plaintiff must offer "factual specifications" that a majority of directors "were active wrongdoers or under the control of such wrongdoers or that the other directors or trustees knowingly, willfully and fraudulently colluded with the faithless directors or shared in personal gain as the result of the alleged wrongful transactions." *Greenspun v. Lindley*, 36 N.Y.2d 473, 479-80 (1975) (Massachusetts law). Accordingly, a plaintiff must show not only that some directors were

[26] As discussed *supra*, Mass. Gen. Laws, ch. 182, § 2B, which defines an investment company director to be "interested" only if he qualifies as such under the ICA, supplants the common law test in the context of investment companies, like the Funds here. Even under the most constricted reading of that statute, however, an investment company director must be "interested" within the meaning of the ICA to meet the

hostile to his suit because of their self-interest, but that a majority of the board at the time of suit were so implicated in the alleged wrongdoing as to make a demand futile. In addition, mere approval by directors of the alleged unlawful action does not constitute sufficient participation in that conduct to excuse demand upon them. *See Demoulas v. Demoulas Super Markets, Inc.*, 2003 WL 22285305 (Mass. Super. Sept. 22, 2003).

c. Delaware.

Similarly, Delaware's law regarding demand reflects the "fundamental precept that directors manage the business and affairs of corporations." *Aronson*, 473 A.2d at 812 (Del. 1984). In Delaware, the right to manage the business and affairs of the corporation includes the right to decide whether to "bring a lawsuit or refrain from litigating a claim on behalf of a corporation." *Spiegel*, 571 A.2d at 773.

To prevent shareholders from "imping[ing] on the managerial freedom of directors," demand is excused only under narrow circumstances. *Aronson*, 473 A.2d at 811. Where a plaintiff's derivative claims do not challenge an underlying affirmative decision by the board, but rather its acts of omission, such as its "failure to oversee subordinates," demand is excused only if there are "particularized factual allegations . . . creat[ing] a reasonable doubt that, as of the time the complaint is filed, the board of directors could have properly exercised its independent and disinterested business judgment in responding to a demand." *Rales*, 634 A.2d at 934 (Del. 1993); *see also* Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. 23.1.

The Delaware Chancery Court has held that the *Rales* test requires an examination into (1) whether a majority of the directors are financially "interested" in the underlying conduct or

"otherwise interested" prong of the *Harhen* test. Thus, *at the very least*, Plaintiffs would have to show that the Fund trustees "participated in wrongdoing" or met the ICA test. They have done neither.

lack independence; and (2) whether a majority of the directors cannot exercise disinterested judgment on a demand because they might be "compromised by the threat of personal liability." *Guttman*, 823 A.2d at 501-03; *see also Aronson*, 473 A.2d at 815.

Courts construe these requirements strictly. With respect to the first prong of this test, allegations that the directors are compensated for their service or that they are appointed by the parties whom they are being asked to sue are not sufficient bases to excuse demand. *See Aronson*, 473 A.2d at 805. Likewise, as the Fourth Circuit has held, allegations that the directors serve on "multiple boards within a fund complex are insufficient" as a matter of law "to demonstrate control" by others and a lack of independence. *Midgal*, 248 F.3d at 330; *see also Aronson*, 473 A.2d at 805 ("The shorthand shibboleth of 'dominated and controlled directors' is insufficient.").[27]

With respect to the second prong of the demand excusal test, Delaware courts have reiterated time and time again that a "mere threat of personal liability" is not enough to excuse demand. *Aronson*, 473 A.2d at 815; *Ash*, 2000 WL 1370341, at *10. Rather, the complaint must set forth particularized allegations that the board cannot exercise independent and disinterested judgment in considering a demand because it faces a "*substantial likelihood* of director liability." *Aronson*, 473 A.2d at 815 (emphasis added).

27 As discussed *supra*, the Delaware common law test is not applicable to an investment company, like the Funds here. Under 12 Del. C. § 3801, an investment company director is deemed "interested" only if he qualifies as such under the ICA. Even under the most narrow reading, however, this statute plainly supplants the first prong of the *Rales* test in the context of investment companies.

2. Plaintiffs Fail to Establish Demand Futility under Applicable State Law Standards.

Plaintiffs' laundry list of purported reasons why demand would have been futile in these cases (*see*, *e.g.*, Compl. ¶ 502)[28] fails to satisfy the stringent tests for pleading demand futility in Maryland, Massachusetts, and Delaware. These purported reasons, which are virtually identical in all of the Complaints, can be grouped into three basic categories:

First, Plaintiffs allege that the trustees are unable to exercise independent and disinterested business judgment in considering a demand because the trustees are beholden to the Funds' advisers, are compensated for their services, and serve on multiple boards of the same Fund complex. (*See*, *e.g.*, Nations Compl. ¶ 502(b)-(d); Alliance Compl. ¶ 502(b).)

Second, Plaintiffs allege that the trustees cannot consider a demand impartially because they failed to "put into place the proper supervision and control mechanisms" to detect market timing activities despite their alleged general awareness of such issues in the industry. (Alliance Compl. ¶ 502(g).) Plaintiffs contend that the trustees face a substantial likelihood of liability as a result.

Third, Plaintiffs contend that a demand would be "nothing but redundant surplusage" because the trustees now already are aware of the alleged market timing activities in the Funds. In the same vein, Plaintiffs offer the vague suggestion that the trustees' alleged failure to act since these allegations came to light[29] should *ipso facto* excuse demand.

None of these purported reasons suffices as a matter of law.

28 These allegations can be found at ¶ 502(b)-(o) of the Derivative Complaints. The paragraph references vary slightly among the Derivative Complaints because additional allegations regarding specific Funds are interspersed with those common to all Funds. For purposes of clarity, the paragraph citations used herein conform to the majority of the Derivative Complaints.

29 As discussed below and detailed in Part I *supra*, this suggestion is contrary to fact and contrary to the terms of the very Fund settlements that Plaintiffs liberally cite.

a. Plaintiffs' Boilerplate Control Allegations Fail to Establish Director Interest.

Plaintiffs' allegations that the trustees are "interested," due to their well-compensated service on the boards of multiple funds managed by the same adviser,[30] fail as a matter of law. In a line of analogous cases, the Fourth Circuit and other courts have rejected such allegations as insufficient to establish a lack of director independence under the ICA. *See Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren*, 1999 WL 511411, at *4. These allegations also are inadequate under state common law. In *Werbowsky*, 766 A.2d 123, Maryland's highest court squarely rejected plaintiff's attempt to plead futility on such grounds. There, plaintiff brought a derivative action alleging breach of fiduciary duty in connection with a transaction between Lafarge and its controlling stockholder, LSA. Plaintiff claimed that the seven outside directors were "conflicted because of the fees they make as Lafarge directors and their presumed desire to retain their directorships, which . . . is dependent on their maintaining good relations with LSA and its senior management," and that "six of them are conflicted because of the business that other companies of which they are directors do with Lafarge." *Id.* at 145. The Maryland Court of Appeals dismissed the complaint, affirming the lower court's determination that demand was not excused as futile:

> [T]hose directors were not conflicted or controlled by LSA to the point that a demand upon them would have been futile. There was no evidence presented that their service as Lafarge directors would have caused them to reject a demand for any reason not within the ambit of the business judgment rule. Nor was there evidence that any routine business between other companies on whose boards they served and Lafarge or a Lafarge subsidiary interfered with

30 Plaintiffs allege no facts even purporting to indicate that the trustees' independent judgment is impaired with respect to third party defendants (the derivative claims against whom also must satisfy the demand requirement). Plaintiffs' allegations focus entirely on the trustees' relationships with the adviser defendants.

> their ability to act independently. There was smoke and speculation, but no evidence.

Werbowsky, 766 A.2d at 145-46. Likewise, in *Scalisi v. Fund Asset Mgmt., L.P.*, 380 F.3d 133 (2d Cir. 2004), the Second Circuit rejected allegations concerning directors' "highly remunerative positions" as a basis for excusing demand under Maryland law, noting that *Werbowsky* "refused to excuse demand 'simply because a majority of the directors . . . are conflicted or controlled by other conflicted persons, or because they are paid well for their services as directors'" *Scalisi*, 380 F.3d at 140 (quoting *Werbowsky*, 766 A.2d at 143-44).

Delaware and Massachusetts follow the same approach. Generalized allegations that directors receive customary directors' fees for their services on the board and are selected for their positions by the parties whom they are being asked to sue is not a sufficient basis to excuse demand. As the Delaware Chancery Court explained in *Aronson*, 473 A.2d at 805, "it is not enough to charge that a director was nominated by or elected at the behest of those controlling the outcome of a corporate election. That is the usual way a person becomes a corporate director." *See also Decker v. Clausen*, 1989 WL 133617 (Del. Ch., Nov. 6, 1989) ("The fact that [defendants] receive salaries for serving as directors . . . is insufficient to excuse demand."); *Grossman v. Johnson*, 674 F.2d 115, 124 (1st Cir. 1982) (Massachusetts law).

Plaintiffs' related allegations of "longstanding business ties and relationships" with Fund advisers and their affiliates are likewise insufficient. (*See, e.g.*, Alliance Compl. ¶ 505.) Plaintiffs' conclusory assertion of such "ties" does not make any trustee an "interested person" within the meaning of the ICA. *See* 15 U.S.C. § 80a-2(a)(19). Nor are such ties disqualifying under the common law. Demand is not excused simply because directors would have "to sue their friends, family, and business associates." *Abrams v. Koether*, 766 F. Supp. 237, 256 (D.N.J. 1991) (applying Delaware law); *Danielewicz v. Arnold*, 137 Md. App. 601 (2001) ("[W]e

should not simply accept assumptions that a demand would be futile merely based on such [family] relationships"); *Grossman*, 674 F.2d at 124.

b. Plaintiffs' Conclusory Allegations of Director Inaction Are Insufficient to Excuse Demand.

Plaintiffs' allegation that Fund trustees failed to detect and/or take preventative measures against market timing activities in the Funds they oversaw does not suffice to excuse demand.[31] (*See, e.g.*, Alliance Compl. ¶¶ 502(c)-(g), (j), (k), (o).) Plaintiffs do not contend that the trustees participated in any of the alleged wrongdoing. To the contrary, Plaintiffs maintain that the nature and extent of the market timing/late trading activities and their adverse impact on the Funds "were not adequately disclosed to or understood" by the trustees. (*See Id.* ¶¶ 12, 502(h)-(i).) Instead, Plaintiffs point to various publicly-available materials that they allege should have alerted the trustees to the existence of market timing arrangements in the mutual fund industry generally. (*See Id.* ¶ 502(d)-(f).) None of these materials suggested in any way that the Funds or any of the Fund advisers were entering into timing arrangements. Nevertheless, Plaintiffs rely on these publications, and the trustees' positions on the Funds' Audit Committees, to argue that the trustees knew that such arrangements were possible and that they should have taken actions to detect and/or prevent them, but failed to do so.

[31] Defendants do not concede that they failed to act. (*See supra*, Part I). To the contrary, and as discussed in numerous articles in the national media and press releases issued to the general public, many if not all Fund Defendants quickly launched investigations and charted courses for corrective actions upon learning of any market timing issues with respect to their Funds. (*See, e.g.*, Ex. G (attaching *Bank of America and Nations Funds Trustees Announce Actions*, PR Newswire, Sept. 8, 2003; *Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*, Associated Press Newswires, Sept. 6, 2003; Letter to associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing (Sept. 8, 2003); *Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*, PR Newswire, Sept. 30, 2003. *Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*, PR Newswire, October 22, 2003; *Pilgrim Baxter & Associates Announces New Leadership*, Business Wire, November 13, 2003; Fred Alger's *President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation*, PR Newswire, October 16, 2003; *Amvescap Updates Responses to Civil Charges*, PR Newswire, January 14, 2004).)

These allegations do not establish that the trustees actively "participated in wrongdoing," as required under Massachusetts law. *Harhen*, 431 Mass. at 844; *Barlett*, 221 Mass. at 534-35. There are no allegations that the trustees "knowingly, willfully, and fraudulently colluded [for] personal gain." *Greenspun*, 36 N.Y.2d at 479-80 (Massachusetts law). *See also Grossman*, 89 F.R.D. at 659 (plaintiffs must show that "a majority of the board at the time of suit were so implicated in the complained of facts to make a demand futile"). Likewise, these allegations do not "clearly demonstrate, in a very particular manner," as required by Maryland law, that a majority of the directors are "so personally and directly conflicted or committed to [the underlying conduct] in dispute [*i.e.*, the alleged market timing/late trading] that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Werbowsky*, 766 A.2d at 144.

Similarly, Plaintiffs also have failed to make the particularized allegations sufficient to establish that the trustees' decision-making would be compromised by a "substantial likelihood" of personal liability. Although Plaintiffs propose that trustees might face liability for their alleged failure to implement measures to detect and prevent market timing activities (*see, e.g.*, Alliance Compl. ¶ 502(g)),[32] they come nowhere close to demonstrating that such a claim would be viable, let alone substantially likely to succeed.

A failure-of-oversight claim "is possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996). Directors cannot be held liable on such a claim unless they

[32] Plaintiffs also argue that demand should be excused because if the trustees took action it "would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for a breach of their duty of care." (Alliance Compl. ¶ 502(o).) Plaintiffs' circular logic would require demand to be

"ignored either willfully or through inattention obvious danger signs of employee wrongdoing." *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963). This is because, "absent grounds to suspect deception," directors are entitled to "assume[] the integrity of employees and the honesty of their dealings." *In re Caremark*, 698 A.2d at 969. "[O]nly a *sustained or systematic failure* of the board to exercise oversight — such as an *utter failure* to attempt to assure a reasonable information and reporting system exists — will establish the *lack of good faith* that is a necessary condition to liability." *Id.* at 971 (emphasis added). As the Fourth Circuit held in discussing Delaware law, "service as director of a corporation should not be a journey through liability land mines," and "mishaps within a corporation do not alone entitle a plaintiff to bring suit against directors in their personal capacities." *Dellastatious v. Williams*, 242 F.3d 191, 196 (4th Cir. 2001).

Plaintiffs failure to point to any particularized, company-specific information that had been brought to the attention of the trustees (or even specifically to allege that the industry information identified in the Derivative Complaints was brought to the attention of the trustees) lands them far short of this standard. *See Rattner v. Bidzos*, 2003 WL 22284323, at *4 (Del. Ch. Sept. 30, 2003) (Despite complaint's citation to "vast tracts of . . . materials from public sources," "numerous SEC rules and regulations, and FASB and GAAP standards," "particularized facts regarding the Company's internal financial controls" were "conspicuously absent"); *In re Citigroup Inc. S'holders Litig.*, 2003 WL 21384599, at *2 (Del. Ch. June 5, 2003) ("There is nothing in the [complaint] to suggest or to permit the court to infer that any of [the red

excused *any time* the directors knew about the alleged conduct before demand was made. As discussed in Part III.B.2.c. *supra*, Plaintiffs' position is flatly contrary to law.

flags] ever came to the attention of the board 'Red flags' are only useful when they are either wa[v]ed in one's face or displayed so that they are visible to the careful observer.").

Moreover, there can be no "substantial likelihood" of trustee liability on these allegations because Fund charter documents (articles of incorporation or declarations of trust) shield the trustees from liability.[33] As the Delaware Chancery Court explained, "[i]n the event that the charter insulates the directors from liability for breaches of the duty of care, then a serious threat of liability may only be found to exist if the plaintiff pleads a *non-exculpated* claim against the directors based on particularized facts." *Guttman*, 823 A.2d at 501 (citing *In re Baxter Int'l, Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995) (also granting a motion to dismiss for failure to make demand)). Under Delaware law, exculpation provisions can preclude monetary liability even "for acts amounting to gross negligence." *In re Dataproducts Corp. S'holders Litig.*, 1991 WL 165301, at *5 (Del. Ch. Aug. 22, 1991); *see also Wolf v. Ford*, 335 Md. 525, 531 (1994) (exculpation permitted for conduct short of "intentional harms" or "extreme forms of negligence"). Plaintiffs have not alleged conduct amounting to "bad faith" or "wilful malfeasease" and thus cannot establish that trustees face a "substantial likelihood" of liability on a non-exculpated claim. *See In re Baxter*, 654 A.2d at 1270; *Guttman*, 823 A.2d at 506.

c. Allegations That the Trustees Already Are Aware of the Alleged Market Timing Activities Do Not Excuse Demand.

Plaintiffs' allegation that the trustees already are aware of the alleged market timing activities (*see, e.g.*, Alliance Compl. ¶ 502(n)) does not excuse demand either. Plaintiffs contend that no demand is required when trustees already are aware of the matters that would be the

33 Courts consider exculpation provisions as a matter of course, including on a motion to dismiss. *See, e.g.*, *In re Baxter*, 654 A.2d 1268, 1270 (Del. Ch. 1995); *McCall v. Scott*, 239 F.3d 814 n.3 (6th Cir. 2001); *McMichael v. U.S. Filter Corp.*, 2001 WL 418981, at *8 (C.D. Cal. Feb. 26, 2001) ("The certificate of

subject of demand, because "[t]he purpose of a demand requirement is to bring matters to the attention of the trustees so that they can determine what action, if any, to take regarding the matter about which demand is made." (*Id.*) This is squarely at odds with the law in Maryland, Massachusetts, and Delaware.

The judicially recognized purpose of demand in all three states is to protect the directors' prerogative to set corporate policy, including the decision whether or not to pursue a lawsuit. *See Harhen*, 431 Mass. at 844-45; *Aronson*, 473 A.3d at 812; *Werbowsky*, 766 A.2d at 144. A critical component of the demand requirement is to provide directors with "an opportunity to consider, *or reconsider*, the issue in dispute." *Werbowsky*, 766 A.2d at 144 (emphasis added). As long as a board is capable of acting in a disinterested manner, prior knowledge of a matter under dispute is completely irrelevant to the demand requirement.[34]

* * * * *

In sum, all of Plaintiffs' remaining derivative claims are barred by Fed. R. Civ. P. 23.1. The relevant Fund boards already are enforcing the same rights Plaintiffs seek to have enforced and Plaintiffs' failure to make demand on the Fund boards is not excused.[35]

Based on the arguments set forth above, all of Plaintiffs' derivative claims should be dismissed. In addition to Plaintiffs' failure to satisfy Fed. R. Civ. P. 23.1, however, Plaintiffs'

incorporation of a Delaware corporation is a publicly filed document, and as such, can be judicially noticed").

34 In addition, the underlying premise of Plaintiffs' argument — that the trustees already have decided not to act — ignores the fact, discussed in Part II *supra*, that the trustees are actively engaged in enforcing the rights at issue, in connection with the very regulatory settlements referenced in Plaintiffs' demand futility allegations.

35 Plaintiffs also fail to comply with Rule 23.1's requirement that "the complaint shall be verified." Fed. R. Civ. P. 23.1. For this reason as well, the Derivative Complaints should be dismissed. *See C.R.A. Realty Corp. v. Scor U.S. Corp.*, 1992 WL 309610, at *1 (S.D.N.Y. Oct. 9, 1992).

federal claims suffer fatal legal defects that require their dismissal on the alternative grounds set forth below.

IV.

NO PRIVATE RIGHT OF ACTION EXISTS UNDER 36(a) OF THE ICA

For the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Fund Investor Class Complaints ("Omnibus Class Memorandum"), there is no private right of action under Section 36(a) of the ICA. Section 36(a) authorizes the the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. However, recent Supreme Court authority and *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005) make clear that there is no private right of action under that section. For this reason as well, Plaintiffs' Section 36(a) claims should be dismissed.

V.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 47 OF THE INVESTMENT COMPANY ACT

Plaintiffs' claims under Section 47(b) of the ICA fail because they do not identify — as they must — even a single term of the advisory agreements that constitutes a violation of the ICA. Plaintiffs' allegations concerning market timing and late trading activity relate entirely to Defendants' conduct in connection with performing lawful contracts. Such allegations do not state a claim under Section 47(b).

Section 47(b), which is a counterpart to Section 29(b) of the Exchange Act, provides in relevant part: "A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party" 15 U.S.C. § 80a-46(b). Courts look to cases decided under Section 29(b) to interpret Section

47.[36] *See, e.g.*, *Mathers Fund, Inc. v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977); *Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 387 (1970).

To state a claim that "performance [of a contract] involves[] a violation" of the ICA within the meaning of Section 47(b), a plaintiff must allege that the contract *by its terms* violates the statute or the rules and regulations issued thereunder. *C.f.*, *Drasner v. Thomson McKinnon Sec., Inc.*, 433 F. Supp. 485, 502 (S.D.N.Y. 1977) (Section 29(b) "only renders void those contracts which *by their terms* violate the [Exchange] Act" (emphasis added)). It is not sufficient to allege unlawful behavior pursuant to a lawful contract. *C.f.*, *Zerman v. Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) (holding that under Section 29(b) "only unlawful contracts may be rescinded, not unlawful transactions made pursuant to lawful contracts"); *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 201 (3d Cir. 2001) (rescission for unlawful conduct during course of performance is only proper where the conduct is "inseparable from the performance of the contract"; conduct that is "collateral or tangential to the contract between the parties" cannot support a Section 29(b) claim).

Plaintiffs do not identify any terms of the contracts between the Funds and their investment advisers that are prohibited by the ICA. For this reason as well, Plaintiffs' Section 47 claims should be dismissed.

VI.

THE DERIVATIVE COMPLAINTS FAIL TO STATE A CLAIM FOR CONTROL PERSON LIABILITY

Plaintiffs' claim that various Defendants are subject to "control person" liability under Section 48 of the ICA fails because they have not stated valid ICA claims against any person

[36] Section 29(b) provides that a contract "made in violation of" the Exchange Act, or "the performance of which involves the violation of . . . any provision" of the Exchange Act, shall be void, subject to certain

allegedly "controlled." (*See* Alliance Compl. ¶¶ 647-651.) Section 48 does not provide an independent basis for liability; rather, it imposes liability on those who controlled any person liable under the ICA. *See* 15 U.S.C. § 80a-47. As demonstrated above, Plaintiffs have failed to state a valid ICA claim against any other person. For this reason as well, and for the other reasons set forth in the Omnibus Class Memorandum, Plaintiffs' claim for control person liability also should be dismissed.[37] *See In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("Because Plaintiff has failed to state a claim against the Defendants for a primary violation of the federal securities law, her claims for control person liability necessarily fail"); *In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.*, 1996 WL 551732, at *11 (S.D.N.Y. Sept. 27, 1996).

VII.

PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED

Plaintiffs' claims under the IAA, 15 U.S.C. § 80b-15 — based on allegations that Defendants "facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading" and "did not make full and fair disclosure" of this conduct in violation of Section 206 of the IAA, 15 U.S.C. § 80b-6 — suffer from several fatal defects.[38]

conditions. 15 U.S.C. § 78cc(b).

37 In addition, there is no private right of action for "control person" liability in connection with Section 36(b). Such a claim would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. Congress expressly limited liability to the "recipient of the compensation and payments" challenged in a Section 36(b) claim. To allow Section 48(a) to expand Section 36(b) liability to "control persons" would violate the settled rule that "a specific statute will not be controlled or nullified by a general one. . . ." *Morton v. Mancari*, 417 U.S. 535, 550-51 (1974).

38 Section 206, which prohibits certain transactions by investment advisers, provides, in pertinent part, that it shall be unlawful for any investment adviser:

(1) to employ any device, scheme, or artifice to defraud any client . . . ;
(2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client . . .; or . . .

(*See, e.g.*, One Group Compl. ¶¶ 637-643.) *First*, Plaintiffs have not stated a claim under the IAA, because they have failed to identify any provision of the investment advisory contracts that, by its terms, violates the IAA. *Second*, Plaintiffs cannot sustain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. *Third*, Plaintiffs' IAA claims fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). *Fourth*, Plaintiffs cannot sustain IAA claims against defendants who were not parties to the investment advisory agreements at issue. *And fifth*, Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail because they do not adequately plead scienter.

A. Plaintiffs Do Not Plead a Valid Claim for Relief under the IAA.

Plaintiffs have not identified any contractual provision that violates the IAA, and therefore have not pleaded a valid claim for rescission under the IAA. Section 215 of the IAA provides a right to rescind a contract "made in violation of any provision" of the IAA, analogous to the right provided under Section 47 of the ICA. *See Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1349 (D.N.J. 1996); *see also* Part V, *supra*. The language of Section 215 is similar to that of Section 47, and nearly identical to the language of Section 29(b) of the Securities Exchange Act of 1934, to which courts have analogized Section 47. (*See* Part V, *supra*.) Like those provisions, the statutory language is clear that allegations of wrongful conduct pursuant to a lawful contract do not state a claim under Section 215. Plaintiffs' IAA claims, however, rest solely on such allegations, *i.e.*, the market timing and late trading

(4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6. Section 215 provides that contracts "the performance of which involves the violation of" the IAA "shall be void." 15 U.S.C. § 80b-15(b).

allegations. Plaintiffs' failure to identify any provision of the investment advisory contracts that *by its terms* violates the IAA requires dismissal of their IAA claims.[39]

B. The IAA Does Not Provide a Private Right of Action to Sue for Damages.

Plaintiffs cannot sustain a claim under the IAA to recover alleged losses relating to the reduction in assets and value of the Funds caused by alleged market timing and/or late trading. (*See, e.g.*, Alliance Compl. ¶ 645; One Group Compl. ¶ 643.) There is no private right of action for damages under the IAA.

As the Supreme Court explained in *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 24 (1979), the IAA provides only "a limited private remedy of voiding the investment adviser contract under Section 215" and "confers no other private causes of action, legal or equitable." Following *Transamerica*, courts have uniformly held that there is no private right of action for damages under the IAA.[40]

A corollary to this result is that the right to rescind a contract that violates the IAA — available under Section 215 — is extremely limited. Although rescission may include the right to "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage*, 444 U.S. at 25 n.1, the Supreme Court cautioned that it does *not* include "compensation for any diminution in the value of the rescinding party's

39 Even if Plaintiffs had pleaded a claim for rescission under Section 215 — and they have not — they have not pleaded any claim for restitution in connection with such rescission. A claim for "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 25 n. 1 (1979), necessarily depends on the fees being greater than the value conferred. Plaintiffs, however, have not pleaded that the investment advisory fees paid exceeded the value of the services provided. *See also* Part I (discussing Plaintiffs' failure to plead allegations concerning the relationship between the fees charged and the services rendered).

40 *See, e.g., Corwin v. Marney, Orton Invs.*, 788 F.2d 1063, 1066 (5th Cir. 1986); *Fraioli v. Lemcke*, 328 F. Supp. 2d 250, 274 (D.R.I. 2004); *Morris v. Wachovia Sec., Inc.*, 277 F. Supp. 2d 622, 643 (E.D. Va. 2003); *Goldstein v. Malcolm G. Fries & Assocs., Inc.*, 72 F. Supp. 2d 620, 624-25 (E.D. Va. 1999); *SSH Co. v. Shearson Lehman Bros. Inc.*, 678 F. Supp. 1055, 1058 (S.D.N.Y. 1987).

investment alleged to have resulted from the adviser's action or inaction. Such relief could provide by indirection the equivalent of a private damages remedy that we have concluded Congress did not confer." *Id.*; *see also Conrardy v. Ribadeneira*, 1990 WL 66603, at *4 (D. Kan. Apr. 19, 1990) (restitution of "consideration paid" under IAA does not include purchase price of securities or diminution in value of securities purchased).

C. Plaintiffs' IAA Claims Fail Because They Are Not Pleaded with Particularity.

Plaintiffs' IAA claims against all Defendants also should be dismissed for the independent reason that they fail to meet the stringent pleading requirements of Fed. R. Civ. P. 9(b). Claims under the IAA sound in fraud and must be pleaded with particularity under Fed. R. Civ. P. 9(b). *See, e.g., Polera v. Altorfer, Podesta, Woolard & Co.*, 503 F. Supp. 116, 119 (N.D. Ill. 1980); *Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.*, 2002 WL 31027550, at *9 (S.D.N.Y. Sept. 10, 2002); *see also Carroll v. Bear, Stearns & Co.*, 416 F. Supp. 998, 1001 (S.D.N.Y. 1976) (wording of Section 206 "is identical to the language employed in R. 10b-5 [so] the same pleading requirements with respect to particularity and scienter apply").

To satisfy Rule 9(b), Plaintiffs must: (1) specify each allegedly fraudulent statement or omission; (2) identify the speaker of each such statement; (3) state where and when each such statement was made; and (4) explain why each such statement or omission was fraudulent. *Acito v. IMCERA Group, Inc.*, 47 F.3d 47, 53 (2d Cir. 1995); *see also Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). Conclusory allegations of fraud are not enough. *Acito*, 47 F.3d at 53; *Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 21488228 (M.D. Fla. Apr. 28, 2003); *Carroll*, 416 F. Supp. at 1001.

Plaintiffs' allegations do not meet these stringent standards. Plaintiffs make no specific allegations concerning purported misstatements or omissions made by each particular Defendant. Instead, they offer only a laundry list of prospectus language that they claim is misleading, and

conclusory allegations that all the Defendants in each Fund family — as a group — failed to disclose alleged market timing or late trading activities. (*See, e.g.*, One Group Compl. ¶¶ 265 – 277, 641.) This type of "group pleading," however, does not satisfy Rule 9(b). As one court recently explained:

> [Rule 9(b)] requires "at a minimum" for each alleged misstatement or omission, plaintiffs must plead specific facts concerning, for example, when *each* defendant or other corporate officer learned that a statement was false, how *that* defendant learned that the statement was false, and the *particular* document or other source of information from which the defendant came to know that the statement was false.

Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003) (quotation omitted) (emphases in original).

Similarly, in *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 2004 WL 2955934, at *23-24 (D. Md. Dec. 21, 2004) (Blake, J.), this Court found that the "group published information" doctrine — which presumes that "statements in company generated documents represent the collective work of those individuals directly involved in the company's daily management," *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004) — "is inconsistent with the particularity and specificity required" by Rule 9(b). *See also In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 888 (W.D.N.C. 2001); *In re Medimmune, Inc. Securities Litig.*, 873 F. Supp. 953, 961 n.7 & 964 (D. Md. 1995). Because Plaintiffs rely solely on "group pleading" allegations to support their IAA claims, those claims should be dismissed.

D. Plaintiffs Cannot State a Claim Under the IAA against Any Defendant That Was Not a Party to the Investment Advisory Contract.

Even if Plaintiffs had stated a valid claim for relief under the IAA — which they have not — Plaintiffs have no legal basis to bring IAA claims against parties who are not parties to the investment advisory contracts at issue, *i.e.*, Fund trustees; Fund sub-advisers; distributors and

former distributors; and advisers' officers, directors, or employees. By its terms, the IAA "only applies to 'investment advisers,' that is those who receive consideration for rendering investment advice." *Washington v. Baenziger*, 656 F. Supp. 1176, 1177 (N.D. Cal. 1987).[41] Accordingly, the only proper parties in a private suit under the IAA — in which the only potentially available remedy is rescission, *see* Part VI.A., *supra* — are the parties to the investment advisory contract.[42]

Because Plaintiffs allege that only the various Funds and the investment adviser defendants were parties to the relevant investment advisory contracts (*see, e.g.*, One Group Compl. ¶ 21(a)(iii)), their IAA claims against Defendants other than the investment advisers — *i.e.*, Defendants who were not parties to these contracts — should be dismissed.

E. Plaintiffs' Section 206(1) Claims Should Be Dismissed Because the Complaint Does Not Properly Allege That Defendants Acted with Scienter.

Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail for the additional reason that Plaintiffs fail adequately to plead scienter. A claim under Section 206(1) — a traditional anti-fraud provision — must be supported by particularized allegations of facts demonstrating that each defendant acted with "an intent to deceive, manipulate, or defraud." *S.E.C. v. Steadman*, 967 F.2d 636, 641 & n.3 (D.C. Cir. 1992) (dismissing Section 206(1) claim

41 The IAA defines an investment advisor as: "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." 15 U.S.C. § 80b-2(a)(11). This definition of investment adviser explicitly excludes "any broker or dealer whose performance of (advisory) services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(a)(11).

42 *See, e.g.*, *Wang v. Gordon*, 715 F.2d 1187, 1192 (7th Cir. 1983); *Neely v. Bar Harbor Bankshares*, 270 F. Supp. 2d 44, 49 (D. Me. 2003); *Paul S. Mullin & Assocs., Inc. v. Bassett*, 632 F. Supp. 532, 537 (D. Del. 1986); *In re Catanella & E.F. Hutton & Co. Sec. Litig.*, 583 F. Supp. 1388, 1419 (E.D. Pa. 1984); *Margaret Hall Found., Inc. v. Atl. Fin. Mgmt., Inc.*, 572 F. Supp. 1475, 1485 (D. Mass. 1983); *Cortlandt v. E.F. Hutton, Inc.*, 491 F. Supp. 1, 4 (S.D.N.Y. 1979); *Kaufman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*,

because record did not support a determination that defendants acted with the requisite scienter); *see also Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 343 (4th Cir. 2003); *Muller v. M.D. Sass Assocs., Inc.*, 1992 WL 80938, at *11 (D.N.J. Apr. 22, 1992) (dismissing 206(1) claim for failure to allege requisite scienter); *Steadman v. S.E.C.*, 603 F.2d 1126, 1134 (5th Cir. 1979); *S.E.C. v. Moran*, 922 F. Supp. 867, 896 (S.D.N.Y. 1996). Allegations of mere negligence will not suffice. *Ottmann*, 353 F.3d at 343; *Muller*, 1992 WL 80938, at *11; *Carroll*, 416 F. Supp. at 1000-01.

Plaintiffs' purported pleading of scienter rests entirely on "group pleading" allegations that (i) Fund prospectuses contain statements concerning limitations on frequent trading and valuation of Fund shares; and (ii) investment adviser defendants acted contrary to these statements. (*See, e.g.*, One Group Compl. ¶¶ 265 – 277.) Such "group pleading" allegations are not sufficient to plead scienter. *See In re Cendant Corp. Sec. Litig.*, 190 F.R.D. 331, 336 (D.N.J. 1999); *see also* Part VI.C., *supra*. Plaintiffs' failure to plead scienter with particularity as to each defendant requires dismissal of their IAA claims based on alleged violations of Section 206(1).

VIII.

PLAINTIFFS LACK STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS REGARDING CERTAIN FUNDS

Plaintiffs have no standing to assert claims relating to funds in which they hold no shares or on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact.

464 F. Supp. 528, 538 (D. Md. 1978); *see also In re Stein*, 2003 WL 1125746, at *3 (S.E.C. Release No. 2114, Mar. 14, 2003) (dismissing IAA claim brought against investment adviser's employee).

A. Plaintiffs May Not Sue Derivatively on Behalf of Funds in Which They Are Not Shareholders.

Plaintiffs fail the share-ownership requirements for maintaining a derivative action on behalf of Funds in which they do not own shares. Often referred to as the "continuous ownership" requirement, in order to have standing to bring a derivative suit, a plaintiff must own shares in the entity on whose behalf the suit is purportedly brought. The United States Supreme Court recognized the "continuous ownership" requirement for derivative standing more than a century ago. *See Hawes v. Oakland*, 104 U.S. 450, 462 (1881); *Venner v. Great N. Ry.*, 209 U.S. 24, 34 (1908). The principle is now embodied in Fed. R. Civ. P. 23.1: "the complaint . . . shall allege [] that the plaintiff was a shareholder or member at the time of the transaction of which plaintiff complains."

The "continuous ownership" requirement also is a bedrock principle of state law. *See, e.g.*, 8 Del. C. Section 327 ("it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains"); Md Code, Corps and Assoc., Section 4A-802 ("a plaintiff in a derivative action shall: (1) Be a member at the time the action is brought; and (2)(i) Have been a member at the time of the transaction of which the plaintiff complains"); Mass. R. Civ. P. Rule 23.1 (same); *In re New Valley Corp. Derivative Litig.*, 2004 WL 1700530, at *3-4 (Del. Ch. June 28, 2004) ("continuous stock ownership to maintain a derivative action . . . has been a staple of Delaware law for over two decades" and a "bedrock tenet of Delaware law").

A plaintiff purporting to sue derivatively under Fed. R. Civ. P. 23.1 must be a shareholder "at the time of the transaction of which the plaintiff complains," *i.e.*, plaintiff's ownership interest must be contemporaneous with the misconduct alleged. The complaint also must demonstrate that the plaintiff was a shareholder at the time of suit. *See, e.g.*, *Portnoy v. Kawecki*

Berylco Indus., Inc., 607 F.2d 765, 767 (7th Cir. 1979); *Brambles USA, Inc. v. Blocker*, 731 F. Supp. 643, 648 (D. Del. 1990). The right of action created by Section 36(b) of the ICA similarly is expressly restricted to claims brought by "*a security holder* of such registered investment company on behalf of such company." 15 U.S.C. § 80a-35 (emphasis added).

Standing also is a requirement under Article III, Section 2 of the Constitution. To have standing, Article III requires that a plaintiff (1) have a personal injury (2) fairly traceable to the defendants' allegedly unlawful conduct and (3) likely to be addressed by the requested relief. *Allen v. Wright*, 468 U.S. 737, 751 (1984); *accord Raines v. Byrd*, 521 U.S. 811, 818-19 (1997).[43]

These requirements ensure that a derivative plaintiff has suffered an injury (albeit an *indirect* one flowing from the injury suffered *directly* by the corporation), and has an interest in the outcome of the case. *See Ensign Corp., S.A. v. Interlogic Trace, Inc.*, 1990 WL 213085, at *2 (S.D.N.Y. Dec. 19, 1990) (the contemporaneous ownership requirement "insure[s] that derivative actions are brought by shareholders who have actually suffered injury and have an interest in the outcome of the case"); *Pullman-Peabody Co. v. Joy Mfg. Co.*, 662 F. Supp. 32, 36 (D.N.J. 1986) (the contemporaneous ownership requirement should be applied to "ensure that the action is brought by an injured stockholder on behalf of the corporation").

As courts have made clear, a plaintiff who does not own shares in a fund lacks standing to bring an action on behalf of that fund. Directly on point is *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970). In *Kauffman*, the plaintiff owned shares in four mutual funds and

43 A party invoking federal jurisdiction bears the burden of establishing each of the elements of standing. *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 561 (1992). Injury in fact is an invasion of a legally protected interest that is concrete and particularized, and actual or imminent. *Id.*; *see also Green v. Fund Asset Mgmt.*, 147 F. Supp. 2d 318, 327 (D.N.J. 2001). "Particularized" means that the injury must affect

brought ICA claims regarding brokerage payments made by those funds. After deciding that the plaintiff must bring those claims derivatively on behalf of the funds rather than directly, the Third Circuit refused to allow the plaintiff to sue either as a class action or derivatively on behalf of 61 other similarly situated funds in which the plaintiff did not hold shares. *Id.* at 734-36. Regarding a derivative suit, the Third Circuit noted:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 funds he wishes to represent as a class representative in his derivative action. Thus, he has not complied with [Fed. R. Civ. P. 23.1's] unambiguous requirement – amounting to a legal principle – that one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf.

Id. at 735.[44]

One of the underlying market-timing cases in this MDL also is directly on point. In *Williams v. Bank One Corp.*, 2003 WL 22964376 (N.D. Ill., Dec. 15, 2003), an investor in two series of mutual funds issued by a Massachusetts business trust sought to sue derivatively on behalf of all funds in the business trust.[45] The district court rejected that attempt to sue on behalf of funds in which the plaintiff held no interest stating:

> What controls . . . is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them [A]s for the other One Group Funds, any notion of

the plaintiff in a *personal* and *individual* way. *Lujan*, 504 U.S. at 561 n.1. Plaintiffs clearly do not satisfy these standing requirements here.

44 *See also Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (derivative claims brought by plaintiffs on behalf of funds in which they owned no shares dismissed on summary judgment because plaintiffs did not satisfy share-ownership requirements of Fed. R. Civ. P. 23.1, relying on *Kaufman*) (Ex. H); *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005) (same) (Ex. I).

45 *Williams* is one of the cases transferred to this Court by the Judicial Panel on Multidistrict Litigation, *see* Conditional Transfer Order No. 1 (J.P.M.L. March 3, 2004), and in fact is the lead case in the One Group Sub-Track. *See* Consolidated Amended Fund Derivative Complaint, Nos. 04-md-15863, 04-cv-00832 (D. Md. filed Sept. 29, 2004). As such, this holding is law of the case, should control with respect to the One Group Sub-Track, and should also apply with respect to the MDL proceedings generally.

> Williams being able to bootstrap upstream to the business trust [which issued all of the fund series] and thence downstream to the other separate funds clearly has nothing at all to commend it.

Id. at *1.[46]

That is precisely the case here. Plaintiffs seek to sue on behalf of hundreds of Funds that are separate from the ones in which they own shares, and in which they hold no "beneficial interest." Having no stake whatsoever in those Funds, Plaintiffs lack standing to sue derivatively on their behalf. *See Kauffman*, 434 F.2d at 736; *Williams*, 2003 WL 22964376, at *1. For this reason as well, such claims therefore should be dismissed.

B. Plaintiffs Lack Standing to Assert Claims on Behalf of Funds in Which No Market Timing or Late Trading Occurred.

Plaintiffs also lack standing to pursue claims on behalf of Funds that have suffered no alleged injury. Plaintiffs, however, attempt to do just that, by lumping into their suits Funds in which there has been no alleged market timing or late trading activity. All claims against such Funds should be dismissed.

Under Article III, Plaintiffs have the "burden of establishing that their claimed injury is personal, particularized, concrete, and otherwise judicially cognizable." *Raines*, 521 U.S. at 820. Claims unconnected to such an injury must be dismissed. For example, in *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *16 (E.D.N.Y. Aug. 8, 1995), plaintiffs alleged that the defendant investment adviser's plan to reduce or eliminate fee waiver arrangements on many funds within that fund family violated the ICA. The court held that the plaintiffs lacked the constitutionally

46 *See also Herman v. Steadman*, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) (shareholder in one fund bringing ICA claims derivatively could not also bring a derivative action on behalf of two other funds in which he did not own shares because "such a result is contrary to Rule 23.1"); *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) (plaintiff was not entitled to sue derivatively for excessive fees and charges allegedly paid by three funds in which she held no interest); *In re Value Line Special Situations Fund Litig.*, 1974 WL 412, at *8 (S.D.N.Y. June 13, 1974) (shareholders in one Value Line fund could not sue derivatively on behalf of other Value Line funds).

required "injury in fact" because the funds in which they owned shares did not have any fee waiver agreements in effect: "[a]ny action by Mellon to phase out waiver agreements with other funds cannot constitute a harm to plaintiffs' funds . . . since their funds have suffered no injury." *Id.* at *17.

Here, Plaintiffs are shareholders in mutual funds offered by open-end management investment companies, which take the form either of business trusts or corporations.[47] Although the structures of the various investment companies may differ, they share one critical attribute: a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, *and no other*. Thus, as Plaintiffs acknowledge, the price (NAV per share) of a mutual fund share "reflects the closing prices of the securities in a *particular fund's* portfolio," plus cash on hand in that fund and less fund expenses. (*See*, *e.g.*, Columbia Sub-Track Fund Derivative Complaint, ¶ 41 (emphasis added).) Because each fund's portfolio of securities is different, the NAV per share of each mutual fund is unique to that fund, and bears no relation to the NAV per share of any other fund.

Nonetheless, Plaintiffs purport to bring a derivative action on behalf of *every single* fund within the fund families at issue, even though they do not allege that any market timing or late trading occurred in the majority of those funds. (*See*, *e.g.*, Alliance Compl. ¶ 4 (suing on behalf of each and every Fund in the AllianceBernstein family of mutual funds "whether or not the particular Fund was the direct victim of market timing or late trading").) However, market timing activity in one fund — even if it may have the effect of diluting the NAV per share of that

47 The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda submitted by the respective Fund Defendants. For purposes of convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Columbia Sub-Track Fund Derivative Complaint, but those relevant to the instant argument are largely the same across all Sub-Tracks in the MDL.

fund — has no effect on the NAV per share of any other fund. For the same reason, a shareholder of one fund has no stake in the outcome of an effort to obtain a forfeiture of or reduction in the fees paid by another fund, because any forfeiture or reduction of fees would inure only to the benefit of that other fund and its shareholders.

Plaintiffs' mere allegation that non-timed Funds also were injured — without more — cannot support Article III standing to pursue such claims. Plaintiffs offer no facts to support their conclusory and speculative statement that market timing and/or late trading harmed those other Funds because some expenses "*may* be shared among all Funds" in that fund family, and because "investors have fled" all the Funds in that family following public disclosure of market timing and late trading in some of those funds. (Alliance Compl. ¶ 4 (emphasis added).)

Under Fed. R. Civ. P. 8, these empty assertions do not meet Plaintiffs' Article III burden of pleading a "personalized, particularized and concrete" injury. Rule 8 requires a pleading to state "facts . . . rather than legal conclusions unsupported by facts." Wright & Miller, *Federal Practice & Procedure* § 1216 (1998). As the Fourth Circuit has held, "more detail often is required than the bald statement by a plaintiff that he has a valid claim of some type against defendant," which requirement "serves to prevent costly discovery on claims with no underlying factual or legal basis." *Migdal*, 248 F.3d at 326. *See also Morse v. Lower Merion Sch. Dist.*, 132 F.3d 902, 906 (3d Cir. 1997); *Leeds v. Meltz*, 85 F.3d 51, 53 (2d Cir. 1996); *Moore's Federal Practice* § 12.34[1][b] (3d ed. 1997) ("conclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss"). Plaintiffs' claims on behalf of Funds in which no market timing or late trading occurred therefore should be dismissed for this reason as well.

CONCLUSION

For the foregoing reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.

Dated: February 25, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: [signature]
Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.holland@cliffordchance.com

Attorneys for Defendants
Alliance Capital Management L.P.,
Alliance Capital Management Holding L.P.,
Alliance Capital Management Corporation,
Marc O. Mayer, Roger Hertog, and
Tak-Lung Tsim

Of Counsel:

Paul K. Rowe, Esq.
Stephen R. DiPrima, Esq.
Martin J.E. Arms, Esq.
WACHTELL, LIPTON, ROSEN
& KATZ
51 West 52nd Street
New York, New York 10019
Tel: 212.403.1000
Fax: 212.403.2000
pkrowe@wlrk.com
srdiprima@wlrk.com
mjearms@wlrk.com

-and-

James D. Mathias, Esq.
David Clarke, Jr., Esq.
Strider L. Dickson, Esq.
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Tel: 410.580.3000
Fax: 410.580.3001
james.mathias@dlapiper.com
david.clarke@dlapiper.com
strider.dickson@dlapiper.com

Attorneys for Defendants Bank of America Corporation, Bank of America, N.A., Banc of America Securities, LLC, Banc of America Capital Management, LLC, BACAP Distributors, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

Mark A. Perry, Esq.
Andrew S. Tulumello, Esq.
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: 202.955.8500
Fax: 202.955.8500
mperry@gibsondunn.com
atulumello@gibsondunn.com

Attorneys for Defendants Janus Capital Group Inc. and Janus Capital Management LLC

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for the Franklin-Templeton Defendants

Bruce E. Clark, Esq.
William L. Farris, Esq.
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Tel: 212.558.4000
Fax: 212.558.3588
clarkb@sullcrom.com
farrisw@sullcrom.com

Attorneys for Defendants Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc., Ronald C. Ognar, Dana Russart, Thomas H. Ripley, and Jahn Hanshaft

Daniel J. Kramer, Esq.
Liza M. Velazquez, Esq.
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Tel: 212.373.3000
Fax: 212.757.3990
dkramer@paulweiss.com
lvelazquez@paulweiss.com

Attorneys for Defendants JPMorgan Chase & Co., Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc. and One Group Services Company

Jeffrey B. Rudman, Esq.
William H. Paine, Esq.
Michael G. Bongiorno, Esq.
Jonathan A. Shapiro, Esq.
Joanne Monteavaro, Esq.
WILMER CUTLER PICKERING HALE and DORR LLP
60 State Street
Boston, MA 02109
Tel: 617.526.6000
Fax: 617.526.5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Attorneys for Defendants Sun Life Financial, Inc., Massachusetts Financial Services Company, MFS Fund Distributors, Inc., and MFS Service Center

Maeve O'Connor, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000 (tel.)
(212) 909-6836 (fax)
moconnor@devevoise.com

Attorneys for Defendants Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.), Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group, Inc.; AIM Advisers, Inc.; AIM Investment Services, Inc.; AIM Distributors, Inc.; Fund Management Company

Richard J. Morvillo, Esq.
Aimee D. Latimer, Esq.
F. Ryan Keith, Esq.
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Tel: 202.624.2500
Fax: 202.628.5116
morvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Attorneys for Defendant Thomas A. Hooker, Jr.

Phil C. Neal, Esq.
Mark A. Rabinowitz, Esq.
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Tel: 312.269.8083
Fax: 312.269.1747
pneal@ngelaw.com
mrabinowitz@ngelaw.com

Attorneys for Defendants Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Christopher P. Hall, Esq.
John M. Vassos, Esq.
Todd D. Brody, Esq.
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Tel: 212.309.6000
Fax: 212.309.6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Attorneys for Defendants Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Deutsche Investment Management Americas, Inc., Investment Company Capital Corp., Scudder Distributors, Inc., Scudder Investments

Paul J. Fishman, Esq.
Andrew W. Goldwater, Esq.
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Tel: 212.833.1100
Fax: 212.833.1250
pfishman@fklaw.com
agoldwater@fklaw.com

Attorneys for Defendant Mark A. Beeson

John F. Pritchard, Esq.
Eric T. Streck, Esq.
PILLSBURY WINTHROP LLP
1540 Broadway
New York, NY 10036
Tel: 212.858.1000
Fax: 212.858.1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com

Attorneys for Defendants The Charles Schwab Corporation, U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey

Darryl P. Rains, Esq.
Bryan J. Wilson, Esq.
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Tel: 650.813.5600
Fax: 650.494.0792
drains@mofo.com
bwilson@mofo.com

Attorneys for Defendants The Charles Schwab Corporation

Stewart D. Aaron, Esq.
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Tel: 212.715.1000
Fax: 212.715.1399
stewart_aaron@aporter.com

Attorneys for Defendants Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Thomas L. Taylor III, Esq.
Asa S. Hami, Esq.
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue
22^{nd} Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Attorneys for Defendant William N. Post II

Peter M. Collins, Esq.
HOLLYER BRADY BARRETT
& HINES LLP
551 Fifth Avenue
New York, New
Tel: 212.818.1110
Fax: 212.818.0494
pcollins@hollyerbrady.com

Attorneys for Defendants The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

EXHIBIT A

EXHIBIT A

AMOUNTS TO BE MADE AVAILABLE BY FUNDS PURSUANT TO REGULATORY SETTLEMENTS

Entity	Disgorgement	Penalty	Fee Reduction	Total
Alliance	$150 million	$100 million	$350 million	$600 million
Allianz Dresdner	$10 million	$40 million	N/A	$50 million
Banc One	$10 million	$40 million	$40 million	$90 million
Bank of America	$250 million	$125 million	$80 million	$455 million
Columbia	$70 million	$70 million	$80 million	$220 million
Franklin Templeton	$30 million	$20 million	N/A	$50 million
Invesco/AIM	$235 million	$140 million	$75 million	$450 million
Janus	$50 million	$50 million	$125 million	$225 million
MFS	$175 million	$51 million	$125 million	$351 million
Pilgrim Baxter	$40 million	$50 million	$10 million	$100 million
Putnam	$10 million	$100 million	N/A	$110 million
Robertson Stephens	$11.5 million	$13.5 million	$5 million	$30 million
Strong	$40 million	$40 million	$35 million	$115 million
Total	$1.07 billion	$799.5 million	$925 million	$2.8 billion[1]

[1] In addition to the amounts reflected in the chart, Fund Trustees also will participate in the distribution of more than $220 million in disgorgement and civil penalties being paid by individuals currently or formerly associated with the Fund families pursuant to regulatory settlements.

EXHIBIT B

Tab B.1	Alliance SEC Settlement
Tab B.2	Alliance NYAG Settlement
Tab B.3	Allianz Dresdner New Jersey Settlement
Tab B.4	PIMCO SEC Settlement
Tab B.5	Banc One SEC Settlement
Tab B.6	Banc One NYAG Settlement
Tab B.7	Bank of America SEC Settlement
Tab B.8	Bank of America NYAG Settlement
Tab B.9	Columbia SEC Settlement
Tab B.10	Franklin SEC Settlement
Tab B.11	Invesco/AIM SEC Settlement
Tab B.12	Invesco/AIM NYAG Settlement
Tab B.13	Janus SEC/NYAG/Colorado Settlements
Tab B.14	Massachusetts Financial Services SEC Settlement
Tab B.15	Massachusetts Financial Services NYAG Settlement
Tab B.16	Pilgrim Baxter SEC Settlement
Tab B.17	Pilgrim Baxter NYAG Settlement
Tab B. 18	Putnam Massachusetts Settlement
Tab B.19	Putnam SEC Settlement (1)
Tab B.20	Putnam SEC Settlement (2)
Tab B.21	Robertson Stephens SEC Settlement
Tab B.22	Robertson Stephens NYAG Settlement
Tab B.23	Strong SEC Settlement
Tab B.24	Strong NYAG Settlement

TAB B.1



United States of America
Before the
Securities and Exchange Commission

Investment Advisers Act of 1940
Release No. 2205 / December 18, 2003

Investment Company Act of 1940
Release No. 26312 / December 18, 2003

Administrative Proceeding File No.3-11359

In the Matter of ALLIANCE CAPITAL MANAGEMENT, L.P., Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act"), against Alliance Capital Management, L.P. ("Alliance Capital" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions

and a Cease-and-Desist Order, as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Summary

1. This proceeding concerns Alliance Capital's negotiated, but undisclosed, arrangements with market timers -- arrangements that benefited Alliance Capital to the detriment of investors in mutual funds managed by Alliance Capital. In those arrangements, Alliance Capital provided "timing capacity" in mutual funds to known timers in return for or in connection with the timers' investments of "sticky assets" in Alliance Capital managed hedge funds, mutual funds and other investment vehicles, from which Alliance Capital earned management fees. Alliance Capital's single biggest timer received at its height $220 million in timing capacity in Alliance Capital mutual funds in return for investments at agreed ratios in hedge funds managed by some of the same portfolio managers. The prospectuses for these mutual funds gave the misleading impression that Alliance Capital sought to prevent timing in these mutual funds. Alliance Capital failed to disclose that, in fact, it negotiated agreements to permit timing in return for the sticky assets. At their height in 2003, Alliance Capital had over $600 million in approved timing in its mutual funds. Alliance Capital permitted these arrangements despite awareness of the harmful effects timing can have on mutual funds and the ability to detect and prevent inappropriate timing in mutual funds. By entering into these arrangements, Alliance Capital breached its fiduciary duty to the mutual funds in which it arranged the timing.

2. In addition to the arrangements, Alliance Capital accommodated timers through other means. In part in order to enable the portfolio manager of one mutual fund to deal with the effects of timers in his fund, rather than simply prohibit timing in the fund, Alliance Capital obtained approval of the mutual fund's board and shareholders to lift a restriction on futures trading in the fund. Alliance Capital failed to disclose to the fund's board or shareholders that one of the reasons for recommending the proposal was to accommodate better the Alliance Capital-approved timers.

3. Finally, Alliance Capital provided material nonpublic information about the portfolio holdings of certain mutual funds to at least one of the timers. This disclosure enabled that timer to profit from market timing in declining markets.

Respondent

4. Alliance Capital, a Delaware limited partnership located in New York, New York, is an investment adviser registered with the Commission under the Advisers Act. It is an investment adviser to several mutual funds. Alliance Capital provides investment advisory services to the Funds, and for these services, the Funds pay Alliance Capital a fee as a percentage of average daily net assets held by the Funds. As of November 30, 2003, Alliance Capital had approximately $456 billion in assets under management.

Facts

A. Market Timing and Its Adverse Effects on Mutual Funds

5. Mutual fund "market timing" refers to the practice of short-term investing in mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy, sell, or exchange shares rapidly and repeatedly to take advantage of arbitrage opportunities. In addition, timing raises transaction and opportunity costs for mutual funds, such as taxes and trading costs, by, for example, requiring the sale of securities to meet redemptions.

6. Alliance Capital was aware of the potential adverse effects of market timing. In September 1999, an internal Alliance Capital memorandum, circulated among mutual fund sales employees, noted the adverse impact that market timers had on mutual funds, which included: (1) an increase in capital gains taxes caused by sale of stocks to cover redemptions by timers; (2) an increase in trading costs; and (3) lower returns.

7. Similarly, in February 2001, in a memorandum concerning fund performance, the Chief Executive Officer ("CEO") of Alliance Capital noted that in a certain Alliance Capital sub-advised fund, market timers "probably cost 400 basis points before it was controlled" by prohibiting all market timing in that fund. 8. On occasions when Alliance Capital canceled or blocked trades by unapproved market timers, Alliance Capital notified the timer that it had canceled the trade because "short-term trading is detrimental to the mutual fund."

9. Due to the adverse effects market timers may have on a mutual fund, advisers to mutual funds often maintain policies and procedures to detect and prevent timing. Alliance Capital had the ability to detect market timing and, at times, acted to prevent timers from trading in certain Alliance Capital mutual funds.

10. For example, in 1998 and 1999, Alliance Capital monitored market timing in its international equity and municipal bond funds, and acted to prohibit such market timing. Periodic memoranda to the sales force identified the funds that were restricted from timers and explained the restriction in terms of risk to long-term shareholders: "Alliance goes to great lengths to minimize excessive exchange activity/market timing. This type of activity exposes both our funds and our funds' shareholders to unnecessary financial risk."

11. In order to avoid paying excessive commission costs to salespersons for frequent sales to timers, Alliance Capital devised a system of identifying certain market timing trades and backing them out of the sales levels upon which commissions to the sales force were based. Similarly, Alliance Capital stopped accepting manual trade orders from identified timers in order to reduce its risk of liability for errors on manual orders.

B. Dealing With Timers: Conflicts of Interest Led Alliance Capital to Advance Its Own Interests Over the Interests of Mutual Fund Shareholders

12. As an investment adviser, Alliance Capital owes a fiduciary duty to its mutual fund advisory clients — a duty of utmost good faith and full and fair disclosure of all material facts and material conflicts of interest. This fiduciary duty requires Alliance Capital to act for the benefit of its mutual fund clients and not to use its clients' assets to benefit itself.

13. In dealing with timers, Alliance Capital was subject to conflicts of interest and at times advanced its own interests over those of its mutual fund clients, without disclosure of all material facts to the mutual fund boards or shareholders.

14. The fee structure through which Alliance Capital earned management fees meant that Alliance Capital earned fees from the timing relationships at the expense of long-term shareholders. First, Alliance Capital earned fees from management of mutual funds based on a percentage of assets under management, generally up to one percent. Thus, to the extent timers increased assets under management, Alliance Capital earned greater fees.

15. Second, Alliance Capital also sponsored and managed hedge funds. In some cases a single portfolio manager managed both a mutual fund and a hedge fund. The hedge funds are a potentially lucrative source of income, both to Alliance Capital and the portfolio managers. In addition to receiving a fee based on a percentage, generally one percent, of assets under management, Alliance Capital and the portfolio managers also receive a performance fee based on a percentage, generally 20 percent, of net return on investment.

16. Alliance Capital permitted certain of its mutual funds to be timed by agreement with certain timers, and with brokers acting on behalf of timers. In return for this "timing capacity," Alliance Capital solicited, at various times and in varying proportions, timers to make long-term investments, so-called "sticky assets," in hedge funds, mutual funds, and other investment products managed by Alliance Capital. In particular, with respect to certain timers, Alliance Capital permitted timing in certain mutual funds in return for sticky asset investments in hedge funds managed by the same portfolio managers. Thus, Alliance Capital used timing capacity in its mutual funds to obtain investments in its hedge fund products.

17. By virtue of these arrangements, the representations in the mutual fund prospectuses concerning short-term trading were misleading. Representations in the mutual funds' prospectuses gave investors the misleading impression that Alliance sought to restrict timing in the mutual funds. The prospectuses for each of the mutual funds state: "You should consider an investment in the Fund as a long-term investment." Regarding the purchase and sales of shares of the mutual funds, the prospectuses state: "A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations."

18. In fact, Alliance Capital permitted certain of its mutual funds to be timed by agreement with certain timers in return for or in connection with sticky asset investments in hedge funds, mutual funds, and other investment products managed by Alliance Capital.

C. Timing at Alliance

19. In early 2001, Alliance Capital appointed a sales support employee to be a "Market Timing Supervisor" to manage the relationships between Alliance Capital and market timers.

20. By early 2003, Alliance Capital had extensive relationships with approved timers. Alliance Capital permitted over $600 million in timing capacity in Alliance mutual funds. According to a list created by the Market Timing Supervisor in 2003, Alliance Capital's "Top 10 Timers" had collectively $543 million in timing capacity in Alliance Capital mutual funds.

Alliance Capital's Biggest Timer — Daniel Calugar

21. Alliance Capital's single largest timer was Daniel Calugar, the owner and president of Security Brokerage, Inc., a registered broker-dealer in Las Vegas, Nevada. At his height in 2003, Calugar had $220 million in timing capacity in Alliance Capital mutual funds. Alliance Capital accommodated Calugar's market timing activity in its mutual funds in exchange for the fees derived from Calugar's timing assets and the assets Calugar invested in certain Alliance Capital hedge funds.

22. In April 2001, hedge fund sales executives at Alliance Capital negotiated an agreement with Calugar providing market timing capacity in the AllianceBernstein Technology Fund ("Tech Fund") and the AllianceBernstein Growth Fund ("Growth Fund") in exchange for Calugar's investments in Alliance Capital hedge funds in a ratio of 10:1 mutual fund timing capacity to hedge fund investment. Calugar summarized the terms of this agreement in a note to an Alliance Capital representative:

> I very much appreciate the $10 million timing position that was given to me in Alliance Technology (ALTFX) and Alliance Growth (AGRFX). ... You indicated that the managers of these two funds also run hedge funds at Alliance. I have been an active investor in timing mutual funds for 15 years, and have never invested in a hedge fund or similar investment, however, I am willing to make an investment in Alliance hedge funds equal to 10% of the timing allocation that I maintain in your mutual funds. I will keep the hedge fund position as long as I have the timing allocation in the mutual funds. My understanding is that you would be able to give me an exit opportunity from the hedge funds at the end of any month, however, I would not exercise that opportunity as long as I continue to have the timing allocation on the mutual fund side.

23. Shortly thereafter, Calugar began timing the Tech Fund and the Growth Fund, and invested in Alliance Capital hedge funds, including a hedge fund managed by the Tech Fund portfolio managers. As a hedge fund sales executive later explained in an email, "Calugar would only invest in our hedge funds if we provided him with market-timing space within our [mutual funds]."

24. In June 2001, Alliance Capital agreed to increase Calugar's market timing capacity to $100 million in the Tech Fund and $20 million in the AllianceBernstein Premier Growth Fund ("Premier Growth Fund") with four

round trips per month in return for a 20% investment in Alliance Capital hedge funds.

25. Members of senior management at Alliance Capital were aware of the arrangement with Calugar. In June 2001, notification of the arrangement with Calugar was conveyed through a series of emails from hedge fund sales personnel to mutual fund management, including the then President and Chief Operating Officer ("COO") of Alliance Capital, who also served as the Chairman and President of the mutual funds at issue here. In particular, senior management at Alliance Capital received a forwarded email describing aspects of the Calugar arrangement: The Tech Fund portfolio managers "did indeed authorise [sic] up to $100 million of market timing money for Dan Calugar in the Tech fund. Dan has subsequently subscribed to [the portfolio managers'] hedge fund for 20% of the underlying assets as of June 1 in anticipation of this."

26. Later in 2001, Alliance Capital increased Calugar's market timing capacity in the Tech Fund to $150 million with the understanding that Calugar would make long-term investments in Alliance Capital hedge funds in a ratio of 5:1 mutual fund capacity to hedge fund investment. Throughout the latter part of 2001, Calugar continued to make additional investments in Alliance Capital hedge funds consistent with the agreed ratios.

27. In January 2002, Calugar made a large exchange in the Tech Fund that evoked a complaint from the portfolio manager. Thereafter, Calugar and Alliance Capital representatives had further discussions concerning the terms of his timing capacity in Alliance Capital mutual funds. At the time, one member of Alliance Capital senior management remarked that he would not want to read about these matters on the front page of the newspaper. Nevertheless, certain members of senior management at Alliance Capital discussed the continuation of Calugar's timing trading at Alliance Capital on renegotiated terms.

28. The COO received the following email from an Alliance Capital executive vice president ("EVP"), reviewing the details of Calugar's timing arrangement and noting the potential for a renegotiated agreement:

> Following our telephone conversation, I spoke with [the head of hedge fund sales and the Tech Fund portfolio manager] to get the latest on Dan Calugar who has placed roughly $150 million of "timer" money into the Tech Fund and $30 million into the Tech Hedge Fund. Calugar also placed $55 million into Premier Growth as an offset to $17 million into Alpha 20 and $4 million in the Muni Hedge Fund. Apparently the original ratio of "timer" money to Hedge Fund investments was negotiated at 5 to 1 This deal was negotiated outside the system that [the head of domestic mutual fund sales] set up ... which generally discourages "timers" altogether, but controls the few we do have.
>
> [The head of hedge fund sales] has spoken to Calugar, and thinks he can negotiate a better deal for Alliance. [The head of hedge fund sales] is also going to speak with [the Market Timing Supervisor] to set up better controls over the round trips in order to protect the fund shareholders. According to [the Tech Fund portfolio manager], this has not been an issue except for a brief volatile period in January when he

was forced to reduce his cash position from 6% to 4% in order to cover a redemption....

Obviously, [the Tech Fund portfolio manager and the head of hedge fund sales] and presumably the other portfolio managers want to keep the relationship. According to [the head of hedge fund sales,] [the CEO] is OK with this. From a purely Mutual Funds standpoint, we get very little out of this, and would not be disappointed to see Calugar go away. As you know, he has made a lot of money on this deal by trading the funds. [The head of hedge fund sales] points out that the Hedge Funds appear to be virtual loss leaders for his timing practice.

29. In an email reply, the COO noted the financial benefit to Alliance Capital from the relationship with Calugar in the form of increased management fees: "Assuming the assets stay in [t]he funds for a year our fund management fees come out to about $1.8 million per year. Assuming no impact on our shareholders and no unique operational issues it is beneficial to our funds group by retaining 55% of the fees."

30. The head of hedge fund sales then negotiated with Calugar the terms of his timing arrangement and sent an email to the COO and others describing the new arrangement, including: (1) "ratios are reset from 5:1 mutual to hedge investment to 4:1 for Premier Growth and 3:1 for Tech;" (2) "Calugar's mutual fund trades will be made in $10MM `blocks';" and (3) Calugar "will redeem all hedge fund positions" annually.

31. The renegotiated terms primarily benefited Alliance Capital. The new ratios meant more money for the hedge funds for the same timing capacity. The annual redemption of Calugar's hedge fund positions also benefited Alliance Capital. By Calugar agreeing to redeem and reinvest his hedge fund positions annually, Alliance Capital increased its opportunity to profit from Calugar's hedge fund investments. Each time Calugar redeemed, Alliance Capital would be eligible to earn performance fees from any increase in value, without having first to earn back any prior losses.

32. In or about July 2002, Alliance Capital increased Calugar's timing capacity in the Premier Growth Fund from $17 million to $57 million. In or about September 2002, Alliance Capital granted Calugar $56 million timing capacity in the Growth & Income Fund, and Calugar invested in a hedge fund managed by the same portfolio manager.

33. Despite the impact Calugar's trading had on its mutual funds, Alliance Capital made substantial efforts to accommodate and retain Calugar's business. Thus, when a portfolio manager complained about Calugar's trading, Alliance Capital reduced Calugar's timing capacity in that mutual fund, only to increase his timing capacity in other Alliance Capital mutual funds. For example, in early 2003, the portfolio manager for the Premier Growth Fund complained about Calugar's trading in his mutual fund. Thereafter, Alliance Capital decreased Calugar's timing capacity in the Premier Growth Fund by $20 million and *increased* his timing in the Growth & Income Fund and the Tech Fund by the same amount. As the head of hedge fund sales explained in an email to Calugar: "In order further to reduce your exchanges in Premier Growth Fund from $70MM to $50MM ... [the Growth & Income Fund portfolio manager] has agreed to increase your exchange limit on Growth & Income from $43MM to $53MM and [the Tech

Fund portfolio manager] has agreed to increase your exchange limit on Tech from $100MM to $110MM."

34. The head of hedge fund sales then forwarded that email to others at Alliance Capital, noting: Calugar "is an important relationship for this organization and extremely cooperative."

35. Calugar was an "important relationship" because of his investments in Alliance hedge funds. By early 2003, Calugar's investments in the Alliance Capital hedge funds became such a large percentage of the hedge fund assets that the hedge funds could not survive without Calugar. The head of hedge fund sales noted at the time that Calugar's investments were important to the continued survival of the hedge funds. In a meeting with certain members of Alliance Capital management in or about January 2003, the head of hedge fund sales explained Calugar's investments in the hedge funds and the importance as a percentage of total fund assets:

Hedge Fund	Calugar Investment	Total Hedge Fund Assets	Percentage
Tech Partners	$37.4MM	$42.5MM	88%
Research Partners	$7.7MM	$15.0MM	51%
Muni NY	$5.0MM	$6.0MM	83%
Muni Nat'l	$10.3MM	$12.7MM	81%

In an email in February 2003, the head of hedge fund sales wrote, Calugar "now is almost single-handedly supporting our domestic Tech Hedge, Research and Muni Funds."

36. In or about February 2003, following discussions regarding Calugar's market timing, members of Alliance Capital senior management were advised that the linkage between Calugar's timing activity and hedge fund investments was improper. Thereafter, the EVP sent an email to the head of hedge fund sales and others explaining "we have to officially `de-link' the mutual funds activity so as to not in any way suggest that it is conditional on hedge fund participation or vice versa." The head of hedge fund sales responded: "Agreed." In fact, Calugar's timing of Alliance Capital mutual funds and his investment in Alliance Capital hedge funds continued.

37. Alliance Capital also changed an investment restriction in the Tech Fund to add futures trading capability in order, among other things, to accommodate Calugar and other market timers. Such a change required approval of the Tech Fund board and shareholders. In obtaining these approvals, Alliance Capital did not disclose that one of the reasons was to accommodate timers in the Tech Fund.

38. In the summer of 2002, the Tech Fund portfolio manager sought to trade futures in order to increase liquidity to accommodate Alliance Capital's approved timers. At that time, the portfolio manager explained that, among other things, futures trading would provide a more liquid vehicle for dealing with what are highly volatile fund flows from market

timers. At the same time, the portfolio manager reduced Calugar's market timing capacity in the Tech Fund to $50 million until the Tech Fund board approved the futures trading.

39. Alliance Capital did not act on the futures trading at that point. In or about December 2002, Alliance Capital increased Calugar's timing capacity in the Tech Fund to $100 million "subject to satisfaction of the usual agreed conditions."

40. The issue of using futures trading to accommodate market timers in the Tech Fund arose again in early 2003 after a meeting of certain members of Alliance Capital senior management concerning the arrangement with Calugar. In an email, the head of hedge fund sales notified Calugar that Alliance Capital would seek approval to permit futures trading in the Tech Fund and that this would "better accommodate increasing your Tech Fund exchanges in the future."

41. Permitting futures trading required approval of both the Tech Fund board and the shareholders. An initial draft of the memorandum to the board recommended approval because, among other things, "the Fund's investment strategies may be affected by cash flows due to substantial purchases or redemptions of the Fund's shares resulting from, among other things, market timers because it may be unable to sell or purchase ... thinly traded securities on a timely basis."

42. Ultimately, the Tech Fund board was not advised that the request for approval of futures trading was related to Alliance Capital's accommodation of market timing in the Tech Fund. The final version of the memorandum to the board omitted the reference to market timing and instead referred to the benefit of futures because "the fund frequently experiences significant cash flow changes."

43. The Tech Fund board voted to recommend to the shareholders the amendment to permit futures trading. The Tech Fund filed with the Commission a proxy statement that recommended approval of the amendment, in relevant part, because trading futures would "enable the fund to manage cash flows even more efficiently...." The proxy statement did not disclose the fact that one of the reasons for removing the restriction of futures trading was to accommodate Alliance Capital-approved timers in the Tech Fund. The Tech Fund shareholders approved the amendment.

44. Timers harmed the Tech Fund. In July 2003, at a meeting of the Tech Fund board of directors, the portfolio manager gave a presentation on performance of the Tech Fund. In a chart titled, "Impact From Market Timers," the portfolio manager stated his belief that, the performance of the Tech Fund was diminished by 1.4 percent during the first six months of 2003 due to market timers.

45. In contrast, Calugar benefited from the relationship. From 2001 to 2003, Calugar generated approximately $64 million in profits from timing Alliance Capital mutual funds, including the Tech Fund. During the same period, the net asset value ("NAV") of the Tech Fund declined substantially.

Canary

46. Alliance Capital's second-largest market timer (after Calugar) was a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (collectively, "Canary"). By the end of its relationship with Alliance Capital in July 2003, Canary had approximately $110 to $120 million in timing assets in Alliance Capital mutual funds. Canary obtained this timing capacity in exchange for investing in Alliance Capital hedge funds, other Alliance Capital mutual funds, and Alliance Capital private capital management accounts from which Alliance Capital earned fees.

47. In the summer of 2001, Canary considered investing in an Alliance Capital hedge fund. When making the commitment to the hedge fund, Canary asked Alliance Capital for market timing capacity in the AllianceBernstein Mid-Cap Fund ("Mid-Cap Fund"). Thereafter, Alliance Capital provided to Canary two dollars of market timing capacity in the Mid-Cap Growth Fund for each dollar invested in the hedge fund. Canary used its market timing capacity in the Mid-Cap Fund until June 2003, when the portfolio manager prohibited Canary from market timing that mutual fund.

48. In April 2003, Alliance Capital offered Canary $30 million in market timing capacity across several Alliance Capital mutual funds, for which Alliance Capital required a $3 million "sticky asset" investment in the Premier Growth Fund.

49. Alliance Capital had a practice of generally maintaining as confidential the specific securities and their weighted value owned by Alliance mutual funds. Except at certain times during the year, Alliance Capital did not disclose this information to the public.

50. On more than one occasion, Alliance Capital released this information to Canary in contravention of its practice of confidentiality. For example, in May 2003, a Canary representative asked the Market Timing Supervisor to provide Canary updated portfolios for the certain mutual funds. The Market Timing Supervisor requested and received the information from the mutual fund portfolio managers or their assistants. On May 29, 2003, the Market Timing Supervisor sent an email to the Canary representative, which contained lists of all securities owned (and their weighted value in the portfolio) as of May 28, 2003, by five of the Funds: the Growth Fund, the Mid-Cap Growth Fund, Growth and Income Fund, the Premier Growth Fund, and the Quasar Fund.

51. Canary used this information to purchase a complex transaction that allowed it to establish a synthetic short position on these funds. This enabled Canary to profit from market timing during falling markets.

52. By releasing its portfolio holdings to Canary on a selective basis, Alliance Capital failed to establish, maintain, and enforce policies and procedures against the misuse of such confidential information.

Alliance Capital's Timing Arrangements with Other Brokers

53. In addition to its direct relationships with market timers such as Calugar and Canary, from 2001 to July 2003, Alliance Capital negotiated timing capacity with approximately 18 brokers. Brokers seeking timing

capacity for their clients typically communicated with the Market Timing Supervisor to negotiate timing capacity in the mutual funds. The Market Timing Supervisor negotiated with the brokers the particular Alliance Capital mutual fund, the number of "round trips" (i.e., number of exchanges into and out of a fund) allowed within a given time frame, and the maximum dollar amount per exchange. The Market Timing Supervisor typically communicated with the Alliance Capital portfolio team to obtain approval of the market timing capacity agreement. Typically, when the portfolio team approved the timer's request, the Market Timing Supervisor informed the approved broker of the final terms of the agreement.

54. During 2001 to 2003, Alliance Capital provided capacity to market timers in the following Funds: Tech Fund, Growth Fund, Growth & Income Fund, Premier Growth Fund, Mid-Cap Fund, Quasar Fund, Small Cap Value Fund, High-Yield Fund, Disciplined Value Fund, and Americas Government Income Trust Fund.

55. In 2003, in exchange for or in connection with providing market timing capacity in its mutual funds, the Market Timing Supervisor asked approved timers, or approved timers offered, to invest an amount typically equal to 10 percent of the timing assets into another investment vehicle managed by Alliance Capital. In order to promote such arrangements, Alliance Capital began paying commissions to its wholesalers on the sticky assets received in exchange for timing capacity. Sales personnel referred to the sticky assets as "legit assets." The Market Timing Supervisor maintained a schedule of "legit assets" as they were received. During the first three quarters of 2003, Alliance Capital received $45 million in "legit assets" from timers.

Violations

56. As a result of the conduct described in Section III above, Alliance Capital willfully violated Sections 206(1) and 206(2) of the Advisers Act in that it, while acting as an investment adviser, employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, Alliance Capital knowingly, recklessly, and/or negligently entered into arrangements with certain investors and brokers whereby those investors or brokers were allowed to time mutual funds it managed in exchange for fees on sticky assets in Alliance Capital hedge funds, mutual funds, or other investment products, including hedge funds run by the same portfolio managers as the mutual funds being timed. Alliance Capital failed to disclose these arrangements to the mutual funds' directors or shareholders.

57. As a result of the conduct described in Section III above, Alliance Capital willfully violated Section 204A of the Advisers Act in that it, while acting as an investment adviser, failed to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser's business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser, by releasing material, nonpublic information concerning the Funds' weighted portfolio holdings to select timers in the Funds.

58. As a result of the conduct described in Section III above, Alliance Capital willfully violated Section 20(a) of the Investment Company Act and Rule 20a-1 thereunder, in that it solicited a proxy in respect of a security of which a registered investment company was the issuer by engaging in conduct prohibited by Rule 14a-9 under the Securities Exchange Act of 1934. Specifically, Alliance Capital, directly or indirectly, singly or in concert, by use of the means or instruments of transportation or communication in interstate commerce, or of the mails, made, in connection with a proxy solicitation by means of a proxy statement, form of proxy, notice of meeting or other communication, written or oral, statements which, at the time and in the light of the circumstances under which they were made, were false and misleading with respect to material facts, or which omitted to state material facts necessary in order to make statements therein not false and misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which became false or misleading.

59. As a result of the conduct described in Section III above, Alliance Capital, an affiliated person of the Funds, willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, in that it, while acting as a principal, participated in and effected transactions in connection with joint arrangements in which the Funds were participants without filing an application and without a Commission order approving the transactions.

60. As a result of the conduct described in Section III above, Alliance Capital willfully violated Section 34(b) of the Investment Company Act in that it made an untrue statement of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

61. In determining to accept the Offer, the Commission considered the cooperation afforded the Commission Staff by Alliance Capital during its investigation. This cooperation included reporting its discovery of possible misconduct to the Commission promptly, conducting a thorough and independent internal investigation, sharing the results of that investigation with the Staff, obtaining the resignations of certain supervisory personnel and others, and implementing certain remedial actions.

Certain Remedial Efforts and Undertakings by Alliance Capital

62. In determining to accept the Offer, the Commission further considered the following efforts voluntarily undertaken by Alliance Capital:

a. The Alliance Capital mutual funds will operate in accordance with the following governance policies and practices, which the funds have represented are currently in effect:

i. no more than 25 percent of the members of the board of directors of any Alliance Capital fund will be persons who either: (a) were directors, officers or employees of Alliance Capital at any point during the preceding 10 years; or (b) are interested persons, as

defined in the Investment Company Act, of the fund or of Alliance Capital, provided that no current director shall be removed before January 1, 2005 for failure to meet the 10-year requirement. In the event that the board of directors fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent director, the independent directors will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

ii. no chairman of the board of directors of any Alliance Capital fund will either: (a) have been a director, officer or employee of Alliance Capital at any point during the preceding 10 years; or (b) be an interested person, as defined in the Investment Company Act, of the fund or of Alliance Capital; and

iii. any person who acts as counsel to the independent directors of any Alliance Capital fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act and will not have any employment, consultant, attorney-client, auditing or other professional relationship with Alliance Capital.

b. No action will be taken by the board of directors of any fund or by any committee thereof unless such action is approved by a majority of the members of the board of directors or of such committee, as the case may be, who are not either: (i) persons who were directors, officers of employees of Alliance Capital at any point during the preceding 10 years; or (ii) interested persons, as defined in the Investment Company Act, of the fund or of Alliance Capital. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent directors of a fund is not approved by the full board of directors, the fund will disclose such proposal and the related board vote in its shareholder report for such period.

c. Commencing in 2005 and not less than every fifth calendar year thereafter, each Alliance Capital fund will hold a meeting of shareholders at which the board of directors will be elected.

d. Each Alliance Capital fund will designate an independent compliance officer reporting to its board of directors as being responsible for assisting the board of directors and any of its committees in monitoring compliance by Alliance Capital with the federal securities laws, its fiduciary duties to fund shareholders and its Code of Ethics in all matters relevant to the operation of the Alliance Capital funds. The duties of this person will include reviewing all compliance reports furnished to the board of directors or its committees by Alliance Capital, attending meetings of Alliance Capital's Internal Compliance Controls Committee to be established pursuant to Alliance Capital's undertakings set forth in Section IV below, serving as liaison between the board of directors and its committees and the Chief Compliance Officer of Alliance Capital, making such recommendations to the board of directors regarding Alliance Capital's compliance procedures as may appear advisable from time to time, and promptly reporting to the board of directors any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in Respondent Alliance Capital's Offer.

Accordingly, it is hereby ORDERED that:

A. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent Alliance Capital shall cease and desist from committing or causing any violations and any future violations of Sections 204A, 206(1), and 206(2) of the Advisers Act and Sections 17 (d), 20(a), and 34(b) of the Investment Company Act and Rules 17d-1 and 20a-1 thereunder.

Undertakings

B. *General Compliance*. Alliance Capital shall comply with the following undertakings:

1. Alliance Capital shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. Alliance Capital shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the Alliance Capital Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives of Alliance Capital's operating businesses. Alliance Capital shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. Alliance Capital shall report on issues arising under the Code of Ethics to the extent relating to fund business, including all violations thereof, to the Audit Committee of the directors of the Alliance Capital funds with such frequency as the Audit Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly to the Audit Committee of Alliance Capital.

b. Alliance Capital shall establish an Internal Compliance Controls Committee to be chaired by Alliance Capital's Chief Compliance Officer, which Committee shall have as its members senior executives of Alliance Capital's operating businesses. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent staff of the directors of the Alliance Capital funds, who shall be invited to attend and participate in such meetings provided that the involvement of the independent staff shall be limited to compliance issues relating to the Alliance Capital funds. The Internal Compliance Controls Committee shall review compliance issues throughout the business of Alliance Capital, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Audit Committee of the directors of the Alliance Capital funds with such frequency as the independent directors of such funds may instruct, and

in any event at least quarterly. Alliance Capital shall also provide to the Audit Committee of AXA Financial, Inc. the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Audit Committee of the Alliance Capital funds.

1. Alliance Capital shall establish and staff a full-time senior-level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the Chief Compliance Officer of Alliance Capital.

2. Alliance Capital shall require that Alliance Capital's Chief Compliance Officer or a member of his or her staff review compliance with the policies and procedures established to address compliance issues under the Investment Advisers Act and Investment Company Act and that any violations be reported to the Internal Compliance Controls Committee;

3. Alliance Capital shall require the Chief Compliance Officer of Alliance Capital to report to the independent directors of the Alliance Capital funds any breach of fiduciary duty and/or the federal securities laws to the extent relating to fund business of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent directors may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable director) shall be reported promptly;

4. Alliance Capital shall establish a corporate ombudsman to whom Alliance Capital employees may convey concerns about Alliance Capital business matters that they believe implicate matters of ethics or questionable practices. Alliance Capital shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent directors of the Alliance Capital funds. Alliance Capital shall also review matters to the extent relating to fund business brought to the attention of the ombudsman, along with any resolution of such matters, with the independent directors of the Alliance Capital funds with such frequency as the independent directors of such funds may instruct.

C. *Distribution of Disgorgement and Penalty.* Alliance Capital shall also comply with the following undertakings:

1. Alliance Capital shall retain, within 30 days of the date of entry of the Order, the services of an Independent Distribution Consultant acceptable to the staff of the Commission and the independent directors of the Alliance Capital funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by Alliance Capital. The Independent Distribution Consultant shall develop a Distribution Plan for the distribution of all of the $250 million in disgorgement and penalty to the mutual funds and their shareholders to compensate fairly and proportionately the funds' shareholders for losses attributable to market timing trading activity by market timers with whom Alliance Capital entered into timing arrangements between January 1, 2001 and September 30, 2003, according to a methodology developed in consultation with Alliance Capital and the independent directors of the affected Alliance Capital funds and acceptable

to the staff of the Commission. The Distribution Plan shall provide for fund investors to receive, in order of priority, (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing. In the event that full satisfaction of item (i) would require a payment of more than $200 million, Alliance Capital agrees that it will increase the disgorgement portion of its payment obligation by the amount that item (i) exceeds $200 million. Alliance Capital shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

2. The Independent Distribution Consultant shall submit to Alliance Capital and the staff of the Commission the Distribution Plan no more than 120 days after the date of entry of the Order.

3. With respect to any determination or calculation of the Independent Distribution Consultant with which Alliance Capital or the staff of the Commission does not agree, such parties shall attempt in good faith to reach an agreement within 150 days of the date of entry of the Order. In the event that Alliance Capital and the staff of the Commission are unable to agree on an alternative determination or calculation, within 180 days of the date of entry of the Order, they shall each advise, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and state in writing the reasons for considering such determination or calculation inappropriate.

4. Within 195 days of the date of entry of this Order, the Independent Distribution Consultant shall submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 610 [17 C.F.R. § 201.610] of the Commission's Rules of Practice. Following notice and opportunity for comment, as provided in Rule 612 [17 C.F.R. § 201.612] of the Commission's Rules of Practice, and a Commission order approving a final plan of disgorgement, as provided in Rule 613 [17 C.F.R. § 201.613] of the Commission's Rules of Practice, the Independent Distribution Consultant and Alliance Capital shall take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

5. The Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Alliance Capital, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent directors and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Alliance Capital, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement. .

D. *Independent Compliance Consultant.* Alliance Capital shall also comply with the following undertakings:

1. Alliance Capital shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant acceptable to the staff of the Commission and the independent directors of the Alliance Capital funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by Alliance Capital or its affiliates. The Independent Compliance Consultant shall conduct a comprehensive review of Alliance Capital's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Alliance Capital and its employees. This review shall include, but shall not be limited to, a review of Alliance Capital's market timing controls across all areas of its business, a review of the Alliance Capital funds' pricing practices that may make those funds vulnerable to market timing, a review of the Alliance Capital funds' utilization of short term trading fees and other controls for deterring excessive short term trading, a review of possible governance changes in the Alliance Capital fund boards to include committees organized by market sector or other criteria so as to improve compliance, and a review of Alliance Capital's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. Alliance Capital shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

2. At the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Compliance Consultant shall submit a Report to Alliance Capital, the directors of the Alliance Capital funds, and the staff of the Commission. The Report shall address the issues described in subparagraph IV.D.1 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of Alliance Capital and the Alliance Capital funds, and a procedure for implementing the recommended changes in or improvements to Alliance Capital's policies and procedures.

3. Alliance Capital shall adopt all recommendations with respect to Alliance Capital contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, Alliance Capital shall in writing advise the Independent Compliance Consultant, the directors of the Alliance Capital funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that Alliance Capital considers unnecessary or inappropriate, Alliance Capital need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

4. As to any recommendation with respect to Alliance Capital's policies and procedures on which Alliance Capital and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the

event Alliance Capital and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, Alliance Capital will abide by the determinations of the Independent Compliance Consultant.

5. Alliance Capital: (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the independent directors and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the directors or the Commission.

6. The Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Alliance Capital, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent directors of Alliance Capital's Board of Directors and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Alliance Capital, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

E. *Periodic Compliance Review*. Commencing in 2005, and at least once every other year thereafter, Alliance Capital shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of Alliance Capital. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning Alliance Capital's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Alliance Capital and its employees in connection with their duties and activities on behalf of and related to the Alliance Capital funds. Each such report shall be promptly delivered to Alliance Capital's Internal Compliance Controls Committee and to the Audit Committee of the board of directors of each Alliance Capital fund.

F. *Certification*. No later than twenty-four months after the date of entry of the Order, the chief executive officer of Alliance Capital shall certify to the Commission in writing that Alliance Capital has fully adopted and complied in all material respects with the undertakings set forth in this section IV and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

G. *Recordkeeping*. Alliance Capital shall preserve for a period not less than

six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of Alliance Capital's compliance with the undertakings set forth in this section IV.

H. *Deadlines.* For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

I. *Ongoing Cooperation.* Alliance Capital shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, Alliance Capital has undertaken:

1. To produce, without service of a notice or subpoena, any and all documents and other information requested by the Commission's staff;

2. To use its best efforts to cause its employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

3. To use its best efforts to cause its employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

4. That in connection with any testimony of Alliance Capital to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Alliance Capital:

 a. Agrees that any such notice or subpoena for Alliance Capital's appearance and testimony may be served by regular mail on its attorney, John Carroll, Esq., Clifford Chance US LLP, 200 Park Avenue, New York, NY 10166-0153; and

 b. Agrees that any such notice or subpoena for Alliance Capital's appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

J. *Other Obligations and Requirements.* Nothing in this Order shall relieve Alliance Capital or any Alliance Capital fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

Disgorgement and Civil Money Penalty

K. Alliance Capital shall, within 30 days of the entry of this Order, pay $150,000,000 in disgorgement plus a civil money penalty in the amount of $100,000,000 for a total of payment of $250,000,000. Such payment shall be: (A) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) wired, hand-delivered, or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22132; and (D) submitted under cover letter that identifies Alliance Capital as a Respondent in these proceedings, the file number of

these proceedings, a copy of which cover letter, wire transfer instruction, money order, or check shall be sent to Mark K. Schonfeld, Associate Regional Director, Securities and Exchange Commission, Division of Enforcement, Northeast Regional Office, 233 Broadway, New York, NY, 10279. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that it shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by Respondent ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondent agrees that it shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondent in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order in this proceeding.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

http://www.sec.gov/litigation/admin/ia-2205.htm

TAB B.2

Press Releases

Office of New York State Attorney General Eliot Spitzer

Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
(518) 473-5525

For Immediate Release
December 18, 2003

STATEMENT BY ATTORNEY GENERAL ELIOT SPITZER REGARDING MUTUAL FUND FEE REDUCTION

For the past several weeks, my office and the Securities and Exchange Commission (SEC) have been negotiating a settlement with Alliance Capital Management. My office has now reached a settlement that requires Alliance to pay restitution and penalties of $250 million and that also requires Alliance to reduce the fees that it charges by $350 million over the next five years. The total monetary value of our settlement is $600 million. As part of my office's settlement, Alliance will also implement substantial governance changes that will safeguard against future harm to its shareholders.

The SEC chose not to accept that portion of the Alliance settlement that includes the fee reduction and imposes an obligation on the Alliance fund directors to publicly establish the propriety of the management fee contracts they approve. That is the SEC's prerogative. However, the SEC's statement that "this is a case about illegal market timing, not fees" reveals a fundamental misunderstanding of the root cause of the harm to investors.

As I stated in my testimony to the Senate Banking Committee four weeks ago: "... Improper trading and the exorbitant fees charged are both consequences of a governance structure that permitted managers to enrich themselves at the expense of investors ... As regulators and lawmakers, our duty to investors is to investigate every manifestation of that breach and to return to investors any and all fees that were improper or inappropriate ... The desire for increased fees led managers and directors to abandon their duty to investors and to condone improper and illegal activity. Common sense demands that we at least inquire whether the desire for increased fees also resulted in fee agreements and charges that were improper."

Alliance breached its duty to investors in two distinct ways: First, it collected management fees from certain fund shareholders while it was simultaneously undercutting them by permitting illegal market timing in their funds. Our settlement addresses that harm by requiring Alliance to disgorge the management fees it received from those funds for the periods during which market timing was permitted.

Second, Alliance breached its duty to investors by charging mutual fund

investors significantly more than institutional investors for similar services. Our settlement addresses that harm by requiring Alliance to reduce fees by $350 million over the next five years.

The SEC settlement with Alliance sells investors short because it does not provide any compensation to investors for that harm. A $250 million settlement -- which is all the SEC negotiated for -- is simply inadequate to address all of the harms uncovered in our investigation.

Our settlement requires Alliance to improve its fee disclosure to investors and to elect truly independent directors. But given the record of this case, the SEC is wrong to believe that such measures alone are sufficient to compensate investors for past fee overcharges. Funds that permitted their investors to be overcharged by affiliated management companies must be held financially accountable for that conduct. Requiring them to pay back those overcharges is not "rate-setting" but merely returning to investors money that they never should have been charged in the first place.

TAB B.3

PETER C. HARVEY
ATTORNEY GENERAL OF NEW JERSEY
Division of Law
124 Halsey Street
P.O. Box 45029
Newark, New Jersey 07101
Attorney for Plaintiffs

By: Anna M. Lascurain
Deputy Attorney General
(973) 648-4802

Victoria A. Manning
Deputy Attorney General
(973) 648-4802

SUPERIOR COURT OF NEW JERSEY
CHANCERY DIVISION- GENERAL EQUITY
ESSEX COUNTY

PETER C. HARVEY, Attorney General of New Jersey, on behalf of FRANKLIN L. WIDMANN, Chief of the New Jersey Bureau of Securities,	Civil Action
	Docket No. C-54-04
Plaintiffs,	
v.	
ALLIANZ DRESDNER ASSET MANAGEMENT OF AMERICA L.P.; PA DISTRIBUTORS LLC f/k/a PIMCO ADVISORS DISTRIBUTORS LLC; PEA CAPITAL LLC f/k/a PIMCO EQUITY ADVISORS LLC; and PACIFIC INVESTMENT MANAGEMENT COMPANY LLC,	**CONSENT ORDER AND FINAL JUDGMENT**
Defendants.	

This matter having been presented to the Court upon the application of Plaintiffs, Peter Harvey, Attorney General of New Jersey, on behalf of Franklin L. Widmann, Chief of the New Jersey Bureau of Securities (Anna M. Lascurain and Victoria A. Manning,

Deputy Attorneys General, appearing), pursuant to the Uniform Securities Law (1997), N.J.S.A. 49:3-47 et seq. and defendants Allianz Dresdner Asset Management of America, L.P. ("ADAM"), PA Distributors LLC f/k/a Pimco Advisors Distributors LLC ("PAD"), PEA Capital LLC f/k/a Pimco Equity Advisors LLC ("PEA") and Pacific Investment Management Company LLC ("PIMCO") having appeared through counsel (Harvey J. Wolkoff, Esq. of Ropes Gray and Seth T. Taube, Esq. of McCarter & English, appearing), and defendants, ADAM, PAD and PEA, having consented to the form and entry of this order, and for good cause shown,

IT IS on this day of June, 2004,

ORDERED as follows:

1. A Stipulation of Dismissal with Prejudice as to defendant, PIMCO in the form attached as Exhibit A, will be filed with the Court contemporaneously with the Court's execution of this Consent Order and Final Judgment.

2. Plaintiffs make the following findings of fact and conclusions of law against defendants ADAM, PAD and PEA, which findings and conclusions are neither admitted nor denied by defendants ADAM, PAD and PEA:

(a) From 2001 to 2003, PEA engaged in a scheme with Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively "Canary"), which benefitted ADAM, PEA,

Canary and their intermediaries, at the expense of long-term mutual fund investors in PEA mutual funds.

(b) This scheme involved PEA's market timing arrangement with Brean Murray, Inc. ("Brean Murray"), a broker-dealer registered with the State of New Jersey, on behalf of Canary. The arrangement, at the outset, allowed Canary $100 million of timing capacity, in exchange for placing $25 million of long-term assets in a separate fund. As a result, Canary was permitted to make 48 "round trips" per year in each of the funds in which they invested, in excess of the fund's prospectus.

(c) PEA allowed Canary to make more round trips than any other investor in return for the prospect of substantial fees and other income for itself and its affiliates.

(d) In the little more than a year in which Canary market timed the PEA Funds, Canary made more than 200 market timing transactions and 100 round trips, totaling more than $4 billion in purchases and redemptions.

(e) Based on their market timing arrangements with Canary, PEA arranged for PAD and PAD's officers arranged for their market timing police to permit the transactions and make an exception for Canary's market timing, rather than stopping the transactions.

(f) In return for excessive market timing capacity in select PEA funds, Canary agreed to leave millions of dollars, or "sticky assets," in a separate PEA fund and a hedge fund on a long-term basis. These sticky assets were an additional inducement for PEA to allow market timing, because they assured a steady flow of compensation and fees to the adviser.

(g) Additionally, PEA disclosed to Brean Murray, on or about the first day of each succeeding month, the monthly non-public holdings of all of the funds in which Canary was investing. PEA's disclosure of the complete holdings of these funds gave Canary the opportunity to short the securities held by those funds, to the detriment of long-term shareholders.

(h) PEA's prospectuses created the misleading impression that they were vigilantly protecting other PEA investors against the negative effects of market timing. However, PEA officers sold the right to market time their funds to Canary, while the PEA prospectuses made no mention of the sticky asset arrangements with, or disclosure of the non-public fund holdings to, Canary.

(i) The executives and officers at PEA and PAD were aware of the damaging effect that market timers had on their

funds. As a result of permitting market timing, PEA, ADAM and PAD, and Canary and their intermediaries, profited substantially at the expense of the long-term PEA fund investors.

(j) PEA: (a) entered into an undisclosed, sticky asset arrangement that allowed Canary to market time in excess of PEA's prospectus, (b) concealed and omitted material facts from its prospectus, (c) made materially false and misleading statements to investors relating to the market timing relationship with Canary, and (d) disclosed material, non-public holdings of the funds in which Canary was invested.

(k) All of the conduct set forth in this paragraph constitutes: (a) the employing of devices, schemes, or artifices to defraud, (b) the making of any untrue statements of material facts and/or omissions of material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, and (c) engaging in acts, practices, or courses of business which operated or would operate as a fraud or deceit upon any person, in violation of N.J.S.A. 49:3-52 of the New Jersey Uniform Securities Law.

3. Pursuant to N.J.S.A. 49:3-70.1, defendants ADAM, PAD and PEA are assessed a civil monetary penalty of $15,000,000.00, and shall also pay $3,000,000.00 for investigative costs and further enforcement initiatives, a total sum of $18,000,000.00 (collectively, the "Settlement Funds"). Upon filing of this order with the Court, defendants ADAM, PAD, and PEA shall immediately deposit the Settlement Funds into defendants' counsel's interest-bearing trust account. The Settlement Funds, with all accrued interest, shall be payable to the "State of New Jersey, Bureau of Securities" at the direction of the Bureau of Securities and no later than 45 days following the execution of this agreement. The Settlement Funds shall be deposited in the Securities Enforcement Fund established pursuant to N.J.S.A. 49:3-66.1.

4. Defendants ADAM, PAD and PEA shall fully cooperate in good faith with plaintiffs in any investigation by plaintiffs of third parties related hereto. Such cooperation shall include, but is not limited to, voluntarily making employees available for interviews and/or testimony, producing business and other records within their possession, custody and/or control in a timely manner as requested by plaintiffs, and providing other non-privileged information obtained by each or all of said defendants in connection with their own investigation. All information provided by said defendants to plaintiffs shall be confidential to the extent permitted by

applicable law. Defendants shall bear the costs of producing documents, information and/or witnesses requested by either the Attorney General or the New Jersey Bureau of Securities.

5. Defendants ADAM, PAD and PEA shall implement the following corporate governance changes no later than June 30, 2004:

(a) ADAM shall separate the business management at PEA from the portfolio management function. To that end, the Chief Executive Officer of PEA shall have executive responsibility, but shall have no role in managing mutual fund assets;

(b) ADAM shall reorganize the legal and compliance structures, including market timing review, to further separate them from the sales and management functions. To that end, the legal personnel at PAD and PEA shall report to the General Counsel of ADAM, which shall address all legal issues to ensure the application of independent judgment to all issues. ADAM shall hire within a reasonable time frame within the legal and compliance departments, two additional attorneys and additional compliance personnel;

(c) The shareholder trading review for market timing activities shall be classified as a compliance duty rather than a business function. The personnel

responsible for such review shall report to the legal department rather than the sales department. The General Counsel of ADAM or his designee will be fully empowered to insure that General Counsel or his designee's instructions on these matters are carried out, and will take appropriate steps to follow-up to insure that compliance with such instructions has, in fact, occurred. General Counsel of ADAM or his designee shall report periodically to the Board of Trustees of the PIMCO Funds: Multi-Manager Series (the "MMS Funds") with regard to any such instructions and follow-up;

(d) The current Chief Executive Officer of PAD, shall cease serving as the Chairman of the Board of the MMS Funds. The Chief Executive Officer shall submit his resignation as Chairman of the Board of Trustees of the MMS Funds at the next scheduled meeting of the Board in June 2004. ADAM shall recommend to the Trustees of the MMS Funds that the Board henceforth have an independent chairman, and a super-majority, defined as at least 75%, of independent Trustees on the Board of Trustees of the MMS Funds;

(e) PA Fund Management LLC ("PAFM"), the adviser to the MMS Funds, and PAD shall maintain separate and distinct Chief

Executive Officers. PAFM shall establish an advisory committee comprised of representatives of ADAM and its subsidiaries. The advisory committee shall provide guidance as to PAFM's investment activities;

(f) ADAM shall cause an internal audit to be conducted annually for the next five successive years beginning December 2004 by such independent counsel as ADAM shall select, subject to plaintiffs' prior written approval. The purpose of the audit shall be to review the implementation of redemption fees, fair valuation procedures and market timing surveillance. The report of the audit shall be provided simultaneously by independent counsel to the General Counsel of ADAM, the Chairman of the Board of Trustees of the MMS Funds, and the Chief Compliance Officer of the MMS Funds. The report of the audit shall be made available to plaintiffs at their written request.

(g) Any special future arrangements not performed in the ordinary course of business with clients of PEA, PAFM or PAD shall be in writing and subject to review and prior written approval of General Counsel of ADAM or his designee;

(h) Portfolio holdings of the MMS Funds shall not be disclosed to third parties unless such disclosure is in accordance with ADAM's written procedures, to be adopted and approved by General Counsel of ADAM or his designee, except as required by applicable law or regulation; and

(i) ADAM shall appoint an ombudsman who shall be designated to receive "whistleblower" complaints relating to the MMS Funds from employees of PAD, PAFM, PEA and/or ADAM. The ombudsman shall report any such complaints in writing directly to the Chief Executive Officer of ADAM and the Chief Compliance Officer of the MMS Funds.

6. PEA has previously reimbursed the MMS Funds $1,616,738.00 to the MMS Funds arising out of Canary's market timing activity.

7. The Superior Court of New Jersey, Chancery Division, retains jurisdiction to enforce the terms of this settlement. Any such enforcement action shall be brought in accordance with R. 1:6-3 of the New Jersey Rules of Court governing civil practice.

Kenneth S. Levy, P.J. Ch.

The form, content, and entry of this
Consent Order and Final Judgment
is hereby consented to by:

PETER C. HARVEY

ATTORNEY GENERAL OF NEW JERSEY
Attorney for Plaintiffs

By: ______________________________
Anna M. Lascurain
Deputy Attorney General
Dated: _______________, 2004

By: ______________________________
Victoria A. Manning
Deputy Attorney General

Dated: _______________, 2004

The form, content, and entry of this Consent Order and Final Judgment is hereby consented to on behalf of defendants ADAM, PAD and PEA by:

ROPES & GRAY LLP
Attorneys for Defendants

By: ___________________________
Harvey J. Wolkoff, Esq.
Dated: _______________, 2004

appearing through
MCCARTER & ENGLISH LLP
Attorneys for Defendants

By: ________________________________
Seth T. Taube, Esq.
Dated: _________________, 2004

TAB B.4

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50384 / September 15, 2004

INVESTMENT ADVISERS ACT OF 1940
Release No. 2295 / September 15, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26598 / September 15, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11661

In the Matter of **PA FUND MANAGEMENT LLC,** **PEA CAPITAL LLC, AND** **PA DISTRIBUTORS LLC,** **Respondents.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, AND SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act"), and Section 15(b) of the Securities Exchange Act of 1934 against PA Fund Management LLC ("PAFM"), PEA Capital LLC ("PEA") and PA Distributors LLC ("PAD") (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted an Offer of Settlement (the "Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, the Respondents consent to the entry of

this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

Respondents

1. PAFM is a Delaware limited liability company located in New York, New York and has been registered as an investment adviser with the Commission since 2000. PAFM is the investment adviser and administrator for the PIMCO Funds: Multi-Manager Series, a registered investment company comprised of 33 separate series of mutual funds (the "MMS Funds").[2] PAFM is responsible for managing either directly, or through others selected by it, the investment activities of the MMS Funds. In exchange for these services, the MMS Funds pay PAFM an annual advisory fee consisting of a percentage of average daily net assets held by the Funds.[3] As of July 31, 2004, PAFM managed approximately $32 billion in assets. The MMS Funds comprise approximately $18 billion of this amount.

2. PEA is a Delaware limited liability company located in New York, New York and has been registered as an investment adviser with the Commission since 2001. PEA is the sub-adviser for seven of the MMS Funds: the PEA Growth, PEA Growth & Income, PEA Opportunity, PEA Target, PEA Innovation, PEA Value and PEA Renaissance Funds. As the sub-adviser for these funds, PEA has full investment discretion and makes all determinations on investments and the directing of brokerage commissions, subject to the general supervision of PAFM and the Board of Trustees of the MMS Funds ("MMS Board"). In exchange for these services, the MMS Funds pay PAFM, which in turn pays PEA, an annual advisory fee consisting of a percentage of the average daily net assets held by the Funds.[4] PEA likewise advises institutional and separately managed accounts. As of July 31, 2004, PEA managed assets of approximately $12.63 billion. Of this amount, the seven MMS Funds' assets total $11.52

[1] The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] There are two trusts within the PIMCO Complex of Funds, the MMS Funds and the Pacific Investment Manager Series, ("PIMS"), (collectively "the Funds"). Each trust is a registered investment company and consists of separate series, each of which is functionally a separate investment company. Each trust has separate board of trustees. The PIMS Funds are managed by Pacific Investment Management Company LLC ("PIMCO"), an indirect subsidiary of Allianz Dresdner Asset Management of America LP ("ADAM"). PIMCO and the PIMS Funds are not parties to this proceeding.

[3] The percentage varies by fund.

[4] The percentage varies by fund.

billion and the other institutional and separately managed accounts' assets total $1.11 billion.

3. PAD is a Delaware limited liability company located in Stamford, Connecticut and is a broker-dealer that has been registered with the Commission under the Exchange Act since 1989. PAD serves as the distributor and underwriter for the Funds.[5]

Overview

4. This matter involves the failure of PAFM, PEA and PAD to disclose material facts, including the conflict of interest that arose from PAD's arrangements with nine broker-dealers for increased "shelf space" within the broker-dealers' distribution systems. These shelf space arrangements were paid for by PAD, in whole or in part, through PEA directing brokerage commissions on the MMS Funds' portfolio transactions. The arrangements were designed to promote the sale of all Funds distributed by PAD, not just the MMS Funds, and provide heightened visibility at the brokerage firms, including greater access to registered representatives and placement on preferred lists (hereinafter "Shelf Space arrangements").

5. The Shelf Space arrangements were based upon individually negotiated formulas relating to gross fund sales and the retention of fund assets. Because PAD and PAFM arranged for PEA, subject to best execution, to direct brokerage commissions, which are fund assets, to broker-dealers to pay for the Shelf Space arrangements, PAD partially avoided using its own assets to pay for these distribution services and benefits. The use of fund assets to benefit and in fact defray the expenses of PAD, a third party to the MMS Funds, creates a conflict of interest that should have been disclosed to the MMS Board.

6. Respondents, however, failed to disclose to the MMS Board this conflict of interest. In particular, during the annual reviews of the investment advisory and distribution agreements and during the quarterly presentations regarding the marketing of the MMS Funds, PAFM and PAD did not advise the MMS Board that the MMS Funds' brokerage commissions were being used by PAD to partially pay for Shelf Space arrangements. PAFM and PAD also did not disclose to the MMS Board that PAD was able to reduce its payments to broker-dealers for the Shelf Space arrangements by obtaining credit for the MMS Funds' brokerage. Moreover, PEA should have inquired of PAFM and PAD, and then disclosed to the MMS Board, why PAFM and PAD had asked it to direct brokerage commissions to certain broker-dealers for the benefit of PAD. PAFM likewise failed to disclose the aforementioned pertinent information to shareholders in the MMS Funds' prospectuses or Statement of Additional Information ("SAI").[6]

5 PAFM, PEA and PAD are wholly owned, indirect subsidiaries of ADAM.

6 The MMS Funds have separate prospectuses, but share one SAI.

7. Finally, in directing the MMS Funds' brokerage commissions to pay for Shelf Space arrangements, Respondents did not ensure that these commissions came from those funds that were promoted by the broker-dealers in connection with the Shelf Space arrangements. In failing to do so, the brokerage commissions paid by some MMS Funds were improperly used to subsidize the distribution of the shares of other Funds in the fund complex.

PAD Entered into Shelf Space Arrangements with Broker-Dealers

8. Between 2000 and 2003, PAD was a party to Shelf Space arrangements with broker-dealers pursuant to which broker-dealers promised that the Funds sold and distributed by PAD would receive increased visibility within the broker-dealers' distribution systems; in return, PAD agreed to pay broker-dealers. PAD entered into these Shelf Space arrangements to further the sale of Funds that it sold and distributed and with the knowledge and approval of PAFM, the MMS Funds' investment adviser. Beginning in late 2000 to July 31, 2003, PAD used brokerage commissions on portfolio transactions from ten MMS Funds sub-advised by PEA[7] to satisfy some of its financial obligations in connection with these Shelf Space arrangements. In 2000, PAD had three Shelf Space arrangements in which brokerage commissions were being directed, subject to best execution, to reduce PAD's cash obligation. By 2003, however, the number of such Shelf Space arrangements had increased to nine.

9. The broker-dealers promised PAD that it would receive various distribution services in connection with these Shelf Space arrangements, including, but not limited to: participation in meetings with registered representatives, such as annual attendance at broker-dealers' sales and marketing conferences; the opportunity for the Funds distributed by PAD to be mentioned in communications with broker-dealers' customers, such as prominent placement on the broker-dealers' websites; and most often, placement on preferred or focus lists at the broker-dealers.

10. PAD negotiated the financial terms of its participation in the broker-dealers' Shelf Space arrangements in an effort to pay broker-dealers the least amount possible. For example, PAD paid broker-dealers from 15 to 25 basis points ("bps") on the Funds' gross sales and/or 3 to 20 bps on aged assets (assets held over one year). Similarly, PAD often tried to distinguish between equity and fixed-income funds and would negotiate a lower basis point payment for fixed income funds.

11. Most of these payments for Shelf Space arrangements were in cash (*i.e.*, "hard dollars") and paid out of the assets of PAD. Some were paid, in whole or in part, by PEA directing brokerage commissions on MMS Funds' portfolio transactions, subject to best execution. Often, when Shelf Space payments were made through brokerage commissions, PAD was required to pay between 1.2 to 1.5 times the amounts in brokerage commissions that it would have paid in hard dollars. For example, for every $1.20 PEA directed in brokerage commissions to a broker-dealer requested by PAD,

[7] Since December 31, 2001, three of the ten MMS Funds have either been liquidated or merged so that currently, PEA manages seven MMS Funds.

PAD would receive a credit for $1.00, which would count toward satisfying its payment obligation for a Shelf Space arrangement.

PAFM and PAD Asked PEA to Direct Brokerage Commissions which PAD then Used to Satisfy its Shelf Space Obligations

12. Although most broker-dealers preferred Shelf Space payments to be made in hard dollars, many broker-dealers accepted payments in the form of brokerage commissions on portfolio transactions. While hard dollars were paid from PAD's assets, the brokerage commissions were paid from the MMS Funds' assets.

13. Beginning in late 2000, employees of PAD and PAFM discussed the possibility of reducing PAD's cash payments for Shelf Space arrangements in part through PEA directing brokerage commissions on the MMS Funds' portfolio transactions. PAFM and PAD sought to partially satisfy the Shelf Space arrangements by PEA directing brokerage commissions, thus providing PAD with a cost savings.

14. Within the ADAM corporate structure, the sub-advisers perform many of the traditional investment advisory functions and also execute all portfolio transactions for the Funds. On December 31, 2001, PEA and PAFM entered into a Portfolio Management Agreement, whereby PAFM engaged PEA as a sub-adviser to act as portfolio manager to ten funds within the MMS Trust ("Sub-Advisory Agreement").[8] Subject to the supervision of PAFM and the MMS Board, PEA bears responsibility for, among other things, the investment decisions of those MMS Funds and execution of trades on behalf of those MMS Funds.[9] PEA is required to regularly report to the MMS Board on the investment program for each fund for which it acts as a sub-adviser.

15. Therefore, if PAD wanted to receive credit from brokerage commissions as the broker-dealers allowed, PAD had to approach each sub-adviser to the MMS Funds to request that such sub-adviser direct brokerage commissions on portfolio transactions for PAD's benefit. For this reason, after PAFM and PAD approved the concept of using brokerage commissions to pay for Shelf Space arrangements, they approached PEA, the sub-adviser to the largest MMS equity funds, to discuss whether PEA would be able to direct brokerage commissions to certain broker-dealers whom PAD selected.

[8] Prior to 2001, PEA was a division of PIMCO Advisors LP (which is now known as ADAM), the adviser to the Funds. At that time, PEA, a sub-adviser, was placing trades on behalf of the MMS Funds under the authority granted to PIMCO Advisors under the Investment Advisory Agreement. The Investment Advisory Agreement with PIMCO Advisors was executed in November 1994 and amended in 1997 and 2000. On September 30, 2002, the advisory responsibilities for the MMS Funds were transferred to PAFM through a novation of the Investment Advisory Agreement.

[9] The Sub-Advisory Agreement was to remain in effect for two years and then, continue thereafter on an annual basis provided that the annual continuance was approved by a majority of the entire MMS Board. The MMS Board initially approved the Sub-Advisory Agreement on December 6, 2001, for a period of two years. On December 3, 2003, the MMS Board again approved and extended the Sub-Advisory Agreement for one additional year beginning January 1, 2004.

16. PAFM and PAD did not tell PEA that they were asking PEA to direct trades to these broker-dealers to reduce PAD's cash payments for Shelf Space arrangements. PAFM and PAD instead told PEA that trading with these firms would "benefit" PAD. PEA accepted that explanation without asking PAFM or PAD to specifically explain why they asked PEA to direct brokerage commissions to distributing broker-dealers.

17. Initially, in late 2000 and 2001, PAD requested that PEA direct trades to three broker-dealers, which PEA did. At that time, there was no formal communication between PAD and PEA about the amount of brokerage commissions directed to each broker-dealer. By 2002, however, the process was more formalized and PEA advised PAD, in response to PAD's request, that $5 million in brokerage commissions would likely be available to direct to distributing broker-dealers. At the same time, PAD increased the number of Shelf Space arrangements in which brokerage commissions would be used to reduce PAD's cash payments from three to nine broker-dealers.

18. PAD subsequently divided the available commissions among the nine broker-dealers with whom it had Shelf Space arrangements and who had agreed to give PAD credit for the directed brokerage commissions. PAD then assigned a target amount of brokerage commissions to be directed to each broker-dealer and provided such targeted amounts to PEA. PAD or PEA then reduced these targeted amounts to a written list. The head trader at PEA then provided this list to the other traders.

19. Based on these targeted amounts, PEA's traders executed portfolio transactions for the MMS Funds with such broker-dealers in the amounts requested by PAD, subject to best execution.

20. To ensure proper accounting for these transactions, PEA's traders coded certain portions of the trades for "Mutual Fund Sales." In addition to coding these trades on PEA's internal records, PEA's traders also communicated the designation to the traders at the broker-dealers who executed the trades.

21. PEA used two methods to direct brokerage commissions to these broker-dealers. Under the first method, PEA sent portfolio transactions directly to the distributing broker-dealer for execution. Under the second method, through "introducing broker" arrangements, PEA executed the portfolio transaction with one broker-dealer, but instructed that broker-dealer to credit the commission to an introducing broker with whom PAD had a Shelf Space arrangement. The introducing broker paid the executing broker for its execution and clearing services.

22. From time to time at PAD's request, PEA provided PAD with updates about the amount of commissions that had been coded for "Mutual Fund Sales." Occasionally, PAD would receive requests from broker-dealers to increase the amount of trading that was being done in connection with the Shelf Space arrangements and would at times request that PEA increase trading at these broker-dealers, which however, PEA did not do.

23. PAD occasionally received invoices from some of the nine broker-dealers that reflected the amounts that were due under the Shelf Space arrangements. The amounts due were based on the agreed upon basis point formula and the level of sales and aged assets for the period. The invoices reflected how much credit PAD had received as a result of the trading through PEA and requested that any difference between the amount owed and the credited commissions be addressed with a cash payment. PAD did, in fact, make cash payments to satisfy these invoices.

Respondents Failed to Disclose to the MMS Board the Alternatives for Satisfying Shelf Space Arrangements and the Conflict of Interest that Existed

24. PAFM and PAD did not disclose to the MMS Board that MMS Funds' brokerage commissions were being directed to reduce PAD's payments for the Shelf Space arrangements or that a corresponding conflict of interest existed. For example, although PAFM and PAD made annual presentations to the MMS Board in connection with the annual renewal of the investment advisory and distribution agreements and PAD made quarterly presentations to the MMS Board regarding marketing efforts for the MMS Funds, neither PAFM nor PAD informed the MMS Board that PAD had asked PEA to direct trades to certain distributing broker-dealers. PAD's failure to provide the necessary information regarding the use of brokerage commissions to pay for Shelf Space arrangements resulted in the MMS Funds not describing in their distribution plans these financing arrangements.

25. PAFM and PAD likewise did not inform the MMS Board that PAD had the option of paying for these arrangements completely from its own assets and that, by receiving a credit for certain brokerage commissions, PAD avoided using its own assets to pay for the services obtained under the Shelf Space arrangements. Although PAFM and PAD had full knowledge of the Shelf Space arrangements and had many opportunities to disclose this information to the MMS Board, they failed to do so.

26. In addition, as a fiduciary, PAFM had a duty to disclose to the MMS Board any conflict of interest created by the use of fund brokerage commissions to satisfy Shelf Space arrangements or defray the expenses of a third party, yet it failed to do so.

27. Further, PAFM and PAD did not inform PEA of the details of the Shelf Space arrangements, particularly that PAD sought to receive credit for the MMS Funds' brokerage commissions. However, PEA was advised that PAD would benefit from PEA directing trades to specific firms and PEA itself coded brokerage transactions as "Mutual Fund Sales" and communicated such coding to the receiving broker-dealers. By virtue of this information and as a fiduciary, which controlled the MMS Funds' brokerage commissions, PEA had a duty to inquire about the details, satisfy itself that fund assets were being used properly for the benefit of the MMS Funds and disclose pertinent information to the MMS Board.

28. For example, although PAFM and PEA disclosed to the MMS Board information regarding PEA's use of brokerage commissions for research and other services in an annual soft dollar report, neither PAFM nor PEA included the use of the

brokerage commissions requested by PAD in these reports. Rather than rely on PAFM's and PAD's representations, PEA should have informed itself of the true nature of PAD's request that brokerage commissions be directed to certain broker-dealers and inform the MMS Board accordingly. PEA failed to do so and thereby breached its fiduciary duty to the MMS Funds.

PAFM Failed to Disclose to MMS Shareholders that it Directed Fund Brokerage Commissions to Satisfy Shelf Space Arrangements

29. PAFM was responsible for ensuring that the MMS Funds' Prospectuses and SAI were in compliance with the requirements of Form N-1A.[10]

30. The information the Commission requires investment companies to disclose in prospectuses and SAIs is set forth in Form N-1A. Specifically, Item 16(c)[11] of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."

31. From at least late 2000 to July 31, 2003, MMS Funds' SAI disclosed that PAFM and any sub-adviser "may consider sales of shares of the [MMS] Trust as a factor in the selection of broker-dealers to execute portfolio transactions for the [MMS] Trust."[12] The SAI did not make the distinction, however, between directing brokerage commissions in "consideration of fund sales" and satisfying negotiated arrangements for distribution services by receiving credit for brokerage commissions. The SAI, moreover, did not disclose to shareholders that PAD had entered into arrangements in which it agreed to direct specific negotiated amounts of fund brokerage commissions to broker-dealers for heightened visibility within their distribution systems and other distribution-related services.

Joint Distribution Arrangement

32. When Respondents directed the MMS Funds' brokerage commissions to obtain credit for the Shelf Space arrangements, they made no effort to ensure that these commissions came from those funds that were promoted by the broker-dealers in connection with the Shelf Space arrangements. In particular, all nine broker-dealers calculated the amounts PAD owed for participation in their Shelf Space arrangements based on sales and/or assets held in all the Funds sold and distributed by PAD. However, only the MMS Funds sub-advised by PEA financed the Shelf Space arrangements that provided distribution for all the MMS Funds and PIMS Funds.

[10] The MMS Funds' SAI is incorporated by reference into the prospectuses. PAFM prepared and filed the disclosure documents for the MMS Funds for the 2000 through 2003 time period.

[11] As of July 4, 2004, the relevant item of the Form N-1A has been changed from Item 16(c) to Item 15(c).

[12] Although the SAI provided that the Adviser may consider the sale of the MMS Funds in selecting broker-dealers to execute the MMS Funds' portfolio transactions, no authorization was provided to the Adviser or sub-advisers to consider the sale of the PIMS Funds in such broker-dealer selections.

33. In using the MMS Funds sub-advised by PEA to pay for Shelf Space arrangements for both the PIMS and MMS Funds, a joint distribution arrangement was created whereby brokerage commissions were improperly pooled and those MMS Funds sub-advised by PEA were essentially subsidizing the distribution of the PIMS Funds, a separate trust of mutual funds, and the other MMS Funds.

34. Neither the MMS Board nor the MMS Shareholders authorized the Respondents to use brokerage commissions to finance the distribution expenses of other MMS or PIMS Funds.

35. Moreover, from late 2000 to July 31, 2003, Respondents did not apply for and the Commission did not grant an exemption from the statutory provisions that prohibit such joint enterprises or arrangements.

Violations

36. As a result of the conduct described above,

a. PAFM:

i. Willfully violated Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly . . . to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

ii. Willfully violated Section 15(c) of the Investment Company Act, which provides in pertinent part that it shall be "the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may be reasonably necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as an investment adviser of such company."

iii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, which provide in pertinent part that it is unlawful for any "affiliated person of or principal underwriter for any a registered investment company . . . , acting as principal, [to] participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company . . . is a participant . . . unless an application regarding such joint enterprise or

profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan[.]"

iv. Willfully violated Section 34(b) of the Investment Company Act, which provides in pertinent part that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement . . . filed or transmitted pursuant to" the Investment Company Act and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

b. PEA:

i. Willfully violated Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly . . . to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

ii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, which provide in pertinent part that it is unlawful for any "affiliated person of or principal underwriter for any a registered investment company . . . , acting as principal, [to] participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company . . . is a participant . . . unless an application regarding such joint enterprise or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan[.]"

c. PAD:

i. Willfully aided and abetted and caused PAFM's and PEA's violations of Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly . . . to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

ii. Willfully aided and abetted and caused seven MMS Funds to violate Section 12(b) of the Investment Company Act and Rule 12b-1(b) thereunder by financing the funds' distribution through the direction of brokerage, although such financing was not described in the funds' 12b-1 distribution plans.

iii. Willfully violated Rule 12b-1(d) promulgated under Section 12(b) of the Investment Company Act by failing to comply with Rule 12b-1(d)'s requirement that "[i]n considering whether a registered open-end management investment company should implement or continue a [written plan describing all material aspects of the proposed financing of distribution] . . . any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may be reasonably necessary to an informed determination of whether such plan should be implemented or continued[.]"

iv. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, which provide in pertinent part that it is unlawful for any "affiliated person of or principal underwriter for any a registered investment company . . . , acting as principal, [to] participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company . . . is a participant . . . unless an application regarding such joint enterprise or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan[.]"

Certain Remedial Efforts

37. In determining to accept the Offer, the Commission considered the following remedial efforts that the Respondents have already implemented and/or offered to implement:

a. By July 31, 2003, PEA ceased directing brokerage commissions on portfolio transactions for Shelf Space arrangements.

b. Since May 2004, PAFM, PEA and PAD have substantially reorganized their governance structure and management team, replacing their respective chief executive officers, and the MMS Funds' chairman of the board also has been replaced. Further, the legal and compliance structures at PAFM, PEA and PAD have been reorganized and

additional personnel have been added. Also, the General Counsel of ADAM now supervises the legal and compliance functions at PAFM, PEA and PAD.

Undertakings

38. Respondents undertake the following:

a. PAFM, PEA and PAD shall, within 90 days from the date of entry of the Order, require a senior level employee to implement and maintain the following written compliance policies and procedures:

i. Procedures designed to ensure that when the PEA trading desk (or any other sub-adviser's trading desk) places trades with a broker-dealer that also sells fund shares, the person responsible for selecting such broker-dealer is not informed by PAD of and does not take into account the broker-dealer's promotion or sale of fund shares, subject to modification only in the event that the Independent Trustees of the MMS Funds determine it is not in the best interests of the MMS Funds.

ii. Procedures which require PAD to use its best efforts to enter into written contracts memorializing all future Shelf Space arrangements between PAD and any broker-dealer or other intermediary. The documentation of each Shelf Space arrangement will set forth the payment arrangement and the services the broker-dealer or other intermediary will provide, and include a provision preventing the broker-dealer or other intermediary from accepting compensation for promoting or selling MMS Fund shares in the form of brokerage commissions directed to it from an MMS Fund. The documentation of each Shelf Space arrangement will include a request from PAD that the broker-dealer or other intermediary provide point of sale disclosure documents consistent with applicable legal requirements as in effect from time to time.

iii. All Shelf Space arrangements must be approved in writing by the General Counsel of ADAM, or his delegate, and presented to the Board of Trustees of the MMS Funds prior to implementation.

iv. PAD will supplement its compliance manual to establish guidelines for entering into Shelf Space arrangements, which shall not be inconsistent with the terms of the Order. The language of the guidelines must be presented to and reviewed by the MMS Board and approved by PAD's chief legal officer.

v. Subject to the MMS Board's approval, PAFM and PAD will cause the MMS Funds to include disclosure in their prospectuses or SAI about payments to be made by PAFM, PEA or PAD to broker-dealers that are in addition to dealer concessions, shareholder servicing payments, and payments for services that PAFM, PEA or PAD would otherwise provide, such as sub-accounting, and has disclosed, where applicable, that such payments are intended to compensate broker-dealers for various services provided in exchange for such payments, including, without limitation, Shelf Space arrangements, placement on the broker-dealers' preferred or recommended fund list, access to the broker-dealers' registered representatives, assistance in training and education of personnel, marketing support and other specified services.

b. Within 90 days from the date of entry of the Order, PAFM, PEA and PAD shall maintain a compliance infrastructure having the following characteristics:

PAFM, PEA and PAD shall establish an Internal Compliance Controls Committee to be chaired by the Director of Compliance for ADAM (or if he so designates PAFM's Chief Compliance Officer), which Committee shall have as its members the chief executive officers and chief financial officers of PAFM's, PEA's and PAD's operating businesses, or their delegates. Notice of all meetings of the Internal Compliance Controls Committee

shall be given to the outside independent counsel of the MMS Board, who shall be invited to attend and participate in such meetings provided that the involvement of the outside independent counsel of the MMS Board shall be limited to compliance issues relating to the MMS Funds. The Internal Compliance Controls Committee shall review compliance issues throughout the businesses of PAFM, PEA and PAD, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the MMS Board with such frequency as the MMS Board may reasonably instruct, and in any event at least quarterly. PAFM, PEA and PAD shall also provide such reports to their respective Audit Committees and the Audit Committee of the MMS Board.

c. PAFM, PEA and PAD shall at their own expense cause there to be a senior-level employee whose responsibilities shall include compliance matters regarding conflicts of interests relating to the business of PAFM, PEA or PAD, as the case may be. This officer shall report directly to the chief compliance officers of PAFM, PEA and PAD and shall have oversight over compliance matters related to conflicts of interests at PAFM, PEA and PAD.

d. PAFM, PEA and PAD shall require that PAFM's, PEA's and PAD's chief compliance officers or members of their staffs review compliance with the policies and procedures established at PAFM, PEA and PAD to address compliance issues under the Investment Advisers Act, Investment Company Act and any other applicable federal securities laws and that any violations be reported to the Internal Compliance Controls Committee.

e. PAFM, PEA and PAD shall require the chief compliance officers of PAFM, PEA and PAD to report to the MMS Chief Compliance Officer who shall report to the Board any breach of fiduciary duty owed to the MMS Board and/or violations of the federal securities laws of which they become aware in the course of carrying out their duties, with such frequency as the MMS Board may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable board member) shall be reported promptly.

f. At least once per year, PAFM and PAD shall make a presentation to the Independent Trustees (or such committee as the Independent Trustees may designate) of the MMS Board, including an overview of PAD's Shelf Space arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid. PAFM and PAD will also provide the Audit Committee with a summary quarterly report setting forth the amounts paid by PAD for Shelf Space arrangements and the broker-dealers that received such payments.

g. At least once a year, PAFM shall provide the Audit Committee of the MMS Board with a detailed written analysis of the use by all sub-advisers to the MMS Funds of all brokerage commissions at broker-dealers, including the practices of directing brokerage commissions, if any, performed by each of the sub-advisers to the MMS Funds.

h. At least once a year, for at least the next five years, PAFM shall provide the Audit Committee of the MMS Board with a written best execution analysis of the sub-advisers to the MMS Funds performed by a recognized independent portfolio trading analytical firm. In such analysis, PAFM will include lists of: (a) the top ten executing broker-dealers used by each of the MMS Funds' sub-adviser's trading department; and (b) the top ten selling broker-dealers conducting business with PAD.

i. PAFM's Chief Compliance Officer shall be responsible for monitoring the soft dollar and directed brokerage practices of the various sub-advisers to the MMS Funds. On a quarterly basis, for at least the next 5 years, PAFM's Chief Compliance Officer shall prepare and present to ADAM's General Counsel and the MMS Board a written report regarding such monitoring activities.

Independent Compliance Consultant

j. PAFM, PEA and PAD shall retain, within 60 days from the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the Staff of the Commission and a majority of the Independent Trustees of the MMS Funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by PAFM, PEA or PAD. Respondents shall require the Independent Compliance Consultant to conduct

a comprehensive review of PAFM's, PEA's and PAD's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty and violations of the federal securities laws by PAFM, PEA and PAD and their employees. This review shall include, but shall not be limited to, a review of PAD's Shelf Space arrangements, and a review of PAFM's, PEA's and PAD's compliance procedures, including, but not limited to, policies and procedures concerning conflicts of interest. PAFM, PEA and PAD shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

k. At the conclusion of the review, which in no event shall be more than 120 days from the date of entry of the Order, PAFM, PEA and PAD shall require the Independent Compliance Consultant to submit a Report to PAFM, PEA, PAD, the MMS Board, and the Staff of the Commission. The Report shall address the issues described in paragraph j. of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to PAFM's, PEA's and PAD's policies and procedures and a procedure for implementing the recommended changes in or improvements to such policies and procedures.

l. PAFM, PEA and PAD shall adopt all recommendations contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days from the date of entry of the Order, PAFM, PEA and PAD shall each in writing advise the Independent Compliance Consultant, the MMS Board and the Staff of the Commission of any recommendations that any of them consider to be unnecessary or inappropriate. With respect to any recommendation that PAFM, PEA and PAD consider unnecessary or inappropriate, the entity need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

m. As to any recommendation with respect to PAFM's, PEA's and PAD's policies and procedures on which these entities and the Independent Compliance Consultant do not agree, Respondents shall attempt in good faith to reach an

agreement within 180 days from the date of entry of the Order. In the event these entities and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the Staff of the Commission PAFM, PEA and PAD will abide by the determinations of the Independent Compliance Consultant.

n. PAFM, PEA and PAD: (i) shall not have the authority to terminate the engagement of the Independent Compliance Consultant, without the prior written approval of a majority of the Independent Trustees of the MMS Board and the Staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Trustees or Staff of the Commission.

o. PAFM, PEA and PAD shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with PAFM, PEA and PAD, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. PAFM, PEA and PAD shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his duties under the Order shall not, without prior written consent of the Independent Trustees of the MMS Board and the Staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with PAFM, PEA and PAD, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

Periodic Compliance Review

p. Commencing in 2006, and at least once every other year thereafter, PAFM, PEA and PAD shall undergo a compliance review by a third party, who is not an interested

person, as defined in the Investment Company Act, of PAFM, PEA or PAD. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning PAFM's, PEA's and PAD's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty and federal securities law violations by any of these entities and any of their employees in connection with their duties and activities on behalf of and related to the MMS Funds. Each such report shall be promptly delivered to PAFM's, PEA's and PAD's Internal Compliance Controls Committee and to the Audit Committee of the MMS Board.

Certification

q. No later than twenty-four months after the date of entry of the Order, the chief executive officers of the PAFM, PEA and PAD shall certify to the Commission in writing that PAFM, PEA and PAD have fully adopted and complied in all material respects with the undertakings set forth in paragraphs a. through p. above and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

Recordkeeping

r. PAFM, PEA and PAD shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of each of PAFM's, PEA's and PAD's compliance with the undertakings set forth in paragraphs a. through p. above.

Extension of Time

s. For good cause shown, the Commission's Staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in the Offer submitted by the Respondents.

Accordingly, it is hereby ORDERED that:

A. PAFM, PEA and PAD are censured.

B. PAFM shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act, and Sections 15(c), 34(b) and 17(d) of the of the Investment Company Act and Rule 17d-1 thereunder.

C. PEA shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

D. PAD shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act, and Sections 12(b) and 17(d) of the Investment Company Act and Rules 12b-1(b), 12b-1(d) and 17d-1 thereunder.

E. PAFM, PEA and PAD shall, within 30 days from the date of entry of the Order, jointly and severally pay disgorgement plus prejudgment interest in the amount of $6,602,000 to the MMS Funds, based upon the amount of brokerage commissions from each fund used to pay for the Shelf Space arrangements. The MMS Board has reviewed the calculations and approved the amounts to be distributed to each of the affected MMS Funds. The amounts that will be paid to each MMS Fund are detailed below:

PEA Growth Fund	$ 877,235
PEA Growth & Income Fund	$ 38,847
PEA Opportunity Fund	$ 29,218
PEA Value Fund	$ 1,115,103
PEA Target Fund	$ 168,746
PEA Innovation Fund	$ 1,336,871
PEA Renaissance	$ 3,035,980

F. Within 30 days from the date of entry of the Order, PAFM and PAD shall jointly and severally pay a civil money penalty in the amount of $4 million and PEA shall pay a civil money penalty in the amount of $1 million to the United States Treasury. Such payment shall be: (A) made by United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies PAFM, PEA and PAD as Respondents in these proceedings, and the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Arthur Gabinet, District Administrator, Philadelphia District Office, Securities and Exchange Commission, 701 Market Street, Suite 2000, Philadelphia, PA 19106.

G. PAFM, PEA and PAD shall comply with the undertakings enumerated in Section III.38 above.

By the Commission.

Jonathan G. Katz
Secretary

TAB B.6

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION

---X
:
In the Matter of
:
BANC ONE INVESTMENT ADVISORS CORPORATION
:
---X

ASSURANCE OF DISCONTINUANCE
PURSUANT TO EXECUTIVE LAW § 63 (15)

WHEREAS, pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York, commenced an investigation in August 2003 into the practices, procedures and conduct of Banc One Investment Advisors Corporation ("BOIA") during the period 1998 through September 2003 respecting: (a) market timing of mutual funds advised by BOIA; and (b) possible late trading of mutual funds advised by BOIA (collectively, the "Investigation");[1]

WHEREAS, the Investigation was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC") of BOIA;

WHEREAS, BOIA is an investment advisor to the One Group Mutual Funds, all of which are listed in Schedule A hereto (the "Funds"), and is a wholly-owned indirect subsidiary of Bank One Corporation, a multi-state bank holding company that does business in New York, New York;

[1] "Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing. "Late trading" refers to obtaining a given day's mutual fund share price for orders to buy, sell or exchange shares that were placed after the close of the market on that day.

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, BOIA has cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, the Investigation revealed that certain practices by BOIA have violated the Martin Act, § 349 of the General Business Law, and Executive Law, § 63 (12);

WHEREAS, BOIA has advised regulators of its desire to resolve the Investigation;

WHEREAS, BOIA agrees to reduce the management fees it charges to certain Funds distributed to retail investors in the United States, to implement certain changes with respect to the corporate governance of the Funds, to maintain a certain compliance and ethics corporate structure, and to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and BOIA agrees to the sanctions provided herein;

NOW THEREFORE, the Attorney General, based upon the Investigation, makes the following findings:

FINDINGS

1. BOIA is an Ohio corporation, headquartered in Columbus, Ohio. BOIA is a wholly owned subsidiary of Bank One, National Association (Ohio), which in turn is a wholly owned subsidiary of Bank One Corporation, a multi-state bank holding company headquartered in Chicago, Illinois. BOIA provides discretionary investment management services to individuals and companies, including the Funds, a complex of Bank One-sponsored mutual funds, which presently hold approximately $100 billion in assets under management.

2. The Attorney General has jurisdiction over this matter pursuant to the Martin Act and Executive Law § 63.

I. Summary

3. At all relevant times, the Funds' prospectuses stated that the Funds restricted excessive exchange activity. Despite the prospectuses' language, between May 2002 and September 2003, BOIA entered into a series of agreements with hedge-fund manager Edward J. Stern ("Stern") which permitted him to make trades in excess of those permitted by the prospectuses. These agreements were made in the hope that they would lead to additional business from Stern for various BOIA affiliates. Pursuant to the agreements, Stern executed approximately 300 transactions between June 2002 and May 2003 which earned him a profit of approximately $5.2 million. In connection with some of these transactions, BOIA also failed to charge Stern approximately $4 million in redemption fees, as required by these Funds' prospectuses.

4. From June 1999 to December 2001, BOIA also allowed a Michigan market timer to execute approximately 100 exchange transactions in Fund international funds ("International Funds"), resulting in a profit to the market timer of approximately $1.24 million. Further, in March 2003, certain BOIA employees allowed a Texas hedge fund to execute two exchange transactions in the International Funds without collecting approximately $840,000 in redemption fees required by the prospectuses.

5. Additionally, BOIA regularly provided listings of the confidential portfolio holdings of many of the Funds to favored clients (including Stern), prospective clients, and consultants when that information was not provided to the public.

II. Facts

6. "Market-timing" or "timing" refers to short-term investing in shares of the same mutual fund and/or the exploitation of inefficiencies in mutual fund share pricing. Market timing can harm other mutual fund shareholders because it can dilute the value of their shares or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

7. At all relevant times, Fund prospectuses restricted excessive exchange activity in all the Funds. First, the Funds limited the movement of any investment between funds (referred to in the prospectuses as the "exchange privilege") to "two substantive exchange redemptions within 30 days of each other." Second, because International Funds were particularly susceptible to timing, in November 2001, the International Funds imposed a 2% early redemption fee for any International Fund redemption made within 90 days of purchase. Finally, the Funds reserved the right to reject any exchange request if they reasonably believed that the exchange would adversely affect shareholders.

8. As adviser to the Funds, BOIA enforced these anti-timing provisions through an employee assigned to detect and sanction excessive exchange activity within the Funds. The employee manually reviewed most Fund activity for exchanges or redemptions greater than a certain size (set at $50,000 in the domestic Funds and greater than $10,000 in the International Funds since December 2002). For exchange-privilege violations, the employee could refuse any purchase order and restrict an offending account to "redemptions-only" status. In addition, in the International Funds, he was required to impose the 2% redemption fee if the

trader redeemed within 90 days of the purchase. From January 2002 to September 2003, BOIA sanctioned or expelled individuals or entities for exchange-privilege violations on more than 300 occasions. Further, with the exceptions noted herein, BOIA consistently imposed the redemption fees required by the prospectuses since the time they were adopted.

BOIA Allowed a Michigan Market Timer to Engage in Timing Without Penalty

9. In June 1999, a Michigan market timer received approval from an unidentified BOIA official to execute timing trades in the International Funds. The market timer was allowed to execute transactions of $3 million or less in two International Funds without having his exchange privileges revoked under the terms of the Funds' prospectuses. From June 1999 to December 2001, the market timer executed approximately 100 exchange transactions in the two funds, gaining a total net profit of approximately $1.24 million. BOIA did not disclose this arrangement to either of the International Fund's Board of Trustees or shareholders prior to the outset of the Investigation.

BOIA Allowed Stern to Engage in Timing Without Penalty

10. Beginning in late-2001, Security Trust Corporation ("STC"), which represented Stern, approached BOIA and proposed that Stern borrow $25 million from a BOIA affiliate, match the loan with $25 million of Stern's own funds, and trade the total in what was described by Stern as an "asset allocation" strategy. BOIA rejected the Stern proposal on numerous occasions.

11. Between March and May 2002, BOIA further considered Stern's proposal, and although BOIA's Chief Operating Officer recommended against it, agreed to permit Stern to time several domestic and two International Funds. The agreement allowed Stern to execute

more exchange transactions in the agreed funds than were allowed by the prospectuses in amounts up to one-half of 1% of the value of each fund, and also provided for a $15 million loan, to be matched by $15 million in Stern funds, all of which was to remain exclusively within certain of the Funds to provide security for the loan. A BOIA officer told Stern that the restrictions were intended to protect the Funds, and that BOIA would monitor the trading activity for dollar amount and round trip activity. The required 2% redemption fees in the two International Funds were not discussed or addressed.

12. BOIA subsequently entered into a second timing agreement with Stern, and both agreements remained in force until shortly before the State of New York sued Stern and associated companies on September 3, 2003. These agreements were not disclosed to any of the Funds' Board of Trustees or to shareholders.

13. From Stern's initial contact with BOIA in 2001 until the relationship dissolved in April 2003, BOIA and Stern had periodic discussions regarding the possibility of Stern conducting additional business with various BOIA affiliates. For example, in or about March 2002, Stern met with a BOIA hedge fund manager to discuss a $10 million Stern hedge fund investment. From that meeting until April 2003, Stern and the manager discussed the proposed investment, which was never finalized. Although Stern ultimately never made the hedge fund investment or deposited additional assets with any Bank One entity, the possibility of managing additional Stern assets and assisting other parts of the Bank One organization in cultivating Stern as a client were principal factors in BOIA's decision to allow Stern to trade Funds in a manner that was inconsistent with the Funds' prospectuses.

BOIA Failed to Charge Stern Required Redemption Fees

14. The agreement between BOIA and Stern allowed Stern to trade in two International Funds, among other Funds. Both International Funds charged a 2% fee on any redemption made less than 90 days after an initial purchase. BOIA and Stern did not discuss or address these redemption fees in their initial agreement, and BOIA inadvertently failed to charge the fees from the beginning of Stern's trading in June 2002 through December 2002.

15. When a BOIA officer discovered in late December 2002 that BOIA was not charging Stern the required redemption fees, BOIA decided to charge Stern redemption fees going forward, but not to attempt to collect prior redemption fees or to reimburse the two International Funds for the lost fees. BOIA further decided to allow Stern to liquidate his outstanding positions in the International Funds without incurring redemption fees.

16. In total, BOIA failed to charge Stern approximately $4.2 million in required redemption fees. Conversely, BOIA charged other investors the fees. For example, from January 2002 to September 2003, BOIA collected approximately $1.3 million in redemption fees from other investors in International Funds.

17. Upon being notified that going forward he would be charged any required redemption fees on international trades, Stern decided to immediately liquidate his International Fund positions and to stop trading in those Funds. This left Stern with money he could not use to market time other Funds in excess of the Funds' exchange limits because the arrangement he had negotiated with BOIA limited the size of his trades to one-half of 1% of the value of any particular Fund. Stern also had new money to invest as a result of recently having received a second loan of $15 million, which he again matched with $15 million of his own funds.

18. To enable Stern to use these amounts in timing activities, Stern and BOIA negotiated a second agreement, under which Stern was permitted to invest in four additional Funds at levels higher than allowed in the original Funds (three-quarters of 1% of the value of the additional Funds), but not to actively trade more than half that value at any given time. As with the first agreement, BOIA told Stern that the number of the exchanges would be limited and that the trading restrictions were intended to protect the Funds. Stern was further told that BOIA would monitor his account for dollar amount and round trip activity. Nevertheless, the agreement permitted Stern to trade at a frequency inconsistent with the restrictions in the Funds' prospectuses.

19. In total, between June 2002 and April 2003, Stern executed approximately 300 exchange transactions, earning a total net profit of approximately $5.2 million.

BOIA Failed to Charge A Texas Hedge Fund With Required Redemption Fees

20. In March 2003, a Texas hedge fund invested a total of $43 million in two International Funds. Three days later, the hedge fund redeemed the investment at a loss, placing the remaining $42 million in a short-term bond fund. Under the terms of the relevant prospectuses, these redemptions should have triggered a 2% redemption-fee, but BOIA chose not to impose the approximately $840,000 in required redemption fees and did not reimburse the two International Funds for the lost fees. BOIA did not disclose this to either of the International Funds' Board of Trustees or shareholders prior to the outset of the Investigation.

BOIA Released One Group's Confidential Portfolio Holdings to Stern and Others

21. The Funds considered their portfolio holdings to be confidential business information and did not publish them, except as required by law. However, sometime in April or

May 2002, before Stern began trading under his agreement with BOIA, Stern asked BOIA for monthly access to the portfolio holdings of eight Funds in which he invested. Although the BOIA officer to whom Stern spoke knew that Stern employed a strategy in which he hedged a short basket of equity securities with a long position in mutual funds that held some of those securities, the officer agreed to the request. From July 2002 until BOIA's relationship with Stern ended in April 2003, BOIA furnished to Stern month-end portfolio holdings of eight Funds approximately five days after the end of the each month.

22. In addition, at various times over the last decade, BOIA released Fund portfolio holdings as often as once a week to seven clients, eight prospective clients, and several dozen consultants representing pension funds or fund advisers. BOIA did not require confidentiality agreements in connection with release of the information, and did not disclose the release of the information to the affected Funds' Boards of Trustees or shareholders prior to the outset of the Investigation.

23. The foregoing acts and practices of BOIA violated the Martin Act, Article 23-A of the General Business Law.

24. The foregoing acts and practices of BOIA violated § 349 of the General Business Law.

25. The foregoing acts and practices of BOIA violated § 63 (12) of the Executive Law.

AGREEMENT

IT NOW APPEARING THAT BOIA desires to settle and resolve the Investigation without admitting or denying the Attorney General's Findings, the Attorney General and BOIA

hereby enter into this Assurance of Discontinuance, pursuant to Executive Law § 63 (15), and agree as follows:

I. Affirmative Relief

A. Disgorgement and/or Restitution and Civil Penalty

1. BOIA or a BOIA affiliate shall pay $10,000,000 in disgorgement and/or restitution plus a civil money penalty in the amount of $40,000,000 for a total payment of $50,000,000, exclusive of the value of the management fee reductions provided for in section I.C. hereof. The $50,000,000 payment shall be remitted to and administered by the SEC in accordance with the SEC Order issued by the SEC against BOIA dated June 29, 2004 (the "SEC Order"). Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (*i.e.*, pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. BOIA agrees that it shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance of Discontinuance.

3. Except as specified in Section I.E., no payments made or costs incurred by BOIA pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Fund or the shareholders thereof. BOIA agrees and undertakes that it and its affiliates shall not directly or indirectly assess any fee or charge to any Fund or the shareholders thereof to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in Section I.C. below. Within 15 days after the

end of BOIA's fiscal years 2004 through 2009, the president or chief executive officer of BOIA shall certify in writing to the New York State Attorney General that BOIA has complied in all material respects with the provisions of this paragraph.

B. **General Relief**

1. BOIA admits the jurisdiction of the Attorney General. BOIA will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law § 349 and/or Executive Law § 63 (12) and will comply with the Martin Act, General Business Law § 349 and Executive Law § 63 (12).

2. Evidence of a violation of this Assurance of Discontinuance by BOIA shall constitute prima facie proof of violation of the Martin Act, General Business Law § 349 and Executive Law § 63 (12) in any civil action or proceeding hereafter commenced by the Attorney General.

C. **Reduction of Management Fee Rates For Five Years**

1. BOIA agrees that effective 90 days from the date of this Assurance of Discontinuance, BOIA and its Successors (as hereinafter defined in Section II.D.8) shall establish reduced Net Management Fee Rates for certain of the Funds, which Funds will be identified in writing to the Attorney General on a Schedule B to this agreement within 45 days of the date of this Assurance of Discontinuance (the "Affected Funds"). "Net Management Fee Rates" means the percentage fee rates specified in the relevant agreements between BOIA and its affiliates and the Affected Funds, less waivers and reimbursements by BOIA and its affiliates, in effect as of June 30, 2004, which rates are set forth on Schedule B. The reduced Net Management Fee Rates shall result in a reduction of $8 million a year based upon assets under management as of June

30, 2004, for a total reduction over five years of $40 million from that which would have been paid by the Affected Funds on the Net Management Fee Rates as of June 30, 2004. BOIA further agrees that the reduced Net Management Fee Rates established pursuant to this paragraph shall not be increased through June 30, 2009.

2. BOIA represents and warrants that Schedule B will accurately and completely state: (a) assets under management by the Affected Funds as of June 30, 2004; (b) the Net Management Fee Rates for the Affected Funds as of June 30, 2004; and (c) the reduced Net Management Fee Rates and the resulting Net Management Fee reduction of $8 million as provided in paragraph 1 above.

D. Corporate Governance of Mutual Funds

1. On or after October 1, 2004, BOIA shall not directly or indirectly manage or provide investment advisory services to any Fund that has not agreed to and implemented the provisions of Section I of this Assurance of Discontinuance insofar as they concern acts by the Fund. In the event that any Fund to which BOIA provides direct or indirect management or investment advisory services ceases to continue to act in accordance with such provisions, BOIA shall promptly terminate its management of, and/or provision of advisory services to, such fund. For purposes of this subsection D, Fund includes any mutual fund into which any Fund is merged or its assets are transferred.

Chairman of the Board

2. BOIA may manage or advise a Fund only if the Chairman of the Board of Trustees of such Fund is in all respects independent of BOIA and its affiliates and has had no prior relationship, at any time, with BOIA, its present or former affiliates, directors, officers,

employees or agents acting in their capacity as such agents, or with such mutual fund (other than to have been a mutual fund trustee) (hereinafter referred to as an "Impermissible Relationship"). An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (a) substantial commercial, banking or financial relationship; or (b) any legal, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the period when acting as Chairman and for two years thereafter, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship. An interested person of BOIA or of a Fund shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person" has the same meaning as defined in the Investment Company Act of 1940 ("Investment Company Act"); "affiliates" means any "affiliated person" as defined in the Investment Company Act; and "familial" means all individuals within three degrees of consanguinity or affinity.

3. In the event that BOIA desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (or Senior Officer, as defined below) has a relationship that is an Impermissible Relationship, BOIA may make full disclosure of the facts and circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse a breach of this Assurance of Discontinuance where a Chairman or Senior Officer has already assumed office before the input of the Attorney General was sought by BOIA.

Trustees

4. BOIA may manage or advise a Fund only if at least seventy-five percent of the members of a Fund's Board of Trustees: (a) are not interested persons, as defined by the Investment Company Act, of BOIA or any of its affiliates; and (b) have not been directors, officers or employees of BOIA at any point during the preceding 10 years ("Independent Members"). In the event that a Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, BOIA shall terminate its management of, and provision of advisory services to, a Fund unless the Independent Members bring a Fund's Board of Trustees into compliance within a reasonable period of time not to exceed 90 days.[2]

Senior Officer

5. Within 30 days of the parties' execution of this Assurance of Discontinuance, BOIA shall recommend in writing to the Board of Trustees of each Fund that the Fund appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President who shall have no Impermissible Relationship (as defined above) during the period he or she is acting as Senior Officer and for two years thereafter; provided, however, that a Fund's Senior Officer may be technically employed and paid by BOIA or an affiliate and be the same person the Fund designates as the Chief Compliance Officer of the Fund pursuant to Rule 38a-1(a)(4) of the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), so long as such person is not also employed by BOIA pursuant to Rule 206(4)-7 of the Investment Advisors Act, 17 C.F.R. 275.206(4)-7, or has any duties or responsibilities other than as Chief Compliance Officer of the

[2]The Funds' Boards of Trustees currently meet the standards set forth in Section I.D.2. and 4.

Fund pursuant to Rule 38a-1(a)(4) and Senior Officer of the Fund pursuant to this Assurance of Discontinuance. The Senior Officer may serve as Senior Officer to more than one fund.

6. BOIA may manage or advise a Fund only if a Fund's Senior Officer reports directly to the Fund's Board of Trustees and such reporting is as often as may be appropriate, but no less than quarterly.

7. BOIA may manage or advise a Fund only if, subject to approval by the Independent Members of the Fund's Board of Trustees, the Senior Officer has the authority to retain or consult consultants, experts or staff as may be reasonably necessary to assist the Senior Officer in the performance of his or her duties. The Senior Officer and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Members of the Fund. The Senior Officer may be terminated only with the approval of a majority of the Independent Members of the Fund's Board of Trustees.

8. BOIA may manage or advise a Fund only if the duties and responsibilities of the Fund's Senior Officer include at least the following:

(a) monitoring compliance by the Fund and its investment advisor(s) (insofar as the advisors act in connection with the Fund), with: (i) federal and state securities laws; (ii) state laws respecting potential or actual conflicts of interests; (iii) their respective fiduciary duties; and (iv) applicable codes of ethics and/or compliance manuals; and

(b) managing the process by which proposed management fees (including, but not limited to, advisory fees) to be charged a Fund are negotiated so that they are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to,

renewal of existing management fee agreements or continuation of such existing fee agreements for more than a year after approval by a Fund's Board of Trustees.

9. BOIA may manage or advise a Fund only if the reasonableness of the proposed management fees is determined by the Board of Trustees of the Fund using either:

(a) an annual competitive bidding process, supervised by the Senior Officer, that includes at least three sealed bids with proposed management fees; or

(b) an annual independent written evaluation prepared by or under the direction of the Senior Officer that considers at least the following: (i) management fees (including any components thereof) charged to institutional and other clients (*e.g.*, a variable annuity that is a clone of the Fund) of BOIA for like services; (ii) management fees (including any components thereof) charged by other mutual fund companies for like services; (iii) costs to BOIA and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of BOIA and its affiliates from supplying such services; (v) possible economies of scale as the Fund grows larger; and (vi) the nature and quality of BOIA's services, including Fund performance.

10. BOIA may manage or advise a Fund only if the Fund's Senior Officer keeps the Fund's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

11. BOIA may manage or advise a Fund only if it cooperates fully and promptly with the Fund's Senior Officer and provides any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of BOIA that the Senior Officer requests and that relate to or concern any of the matters referenced

in this section. BOIA shall promptly provide the Senior Officer with access to any director, officer or employee of BOIA and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer that relate to or concern any such matters.

12. BOIA may manage or advise a Fund only if the Fund: (a) appoints the Fund's Senior Officer by October 1, 2004; and (b) thereafter continues to retain the Fund's Senior Officer. By October 1, 2004, BOIA shall provide a written schedule to the Attorney General that identifies the name of the Fund's Senior Officer and describes his or her background and compensation. BOIA shall keep the information on the schedule current and provide an updated schedule to the New York State Attorney General within 10 days of any change in such information.

13. Within 15 days of completion of the written fee evaluation provided for in Section I.D.8., BOIA shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee Summary shall discuss the factors referenced in Section I.D.8. and sufficient specifics so that an investor in the fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at least: (a) continuous, prominent posting (in downloadable format) on the Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Fund description; (b) delivery of the Fee Summary of the most recent fee evaluation with the annual and semi-annual reports furnished to shareholders; and (c) prominent notice of the availability of the Fee Summary in the periodic account statements (if

any) furnished by the Fund to individual direct investors.

E. **Disclosure to Investors**

BOIA shall bear the costs for developing procedures, to be implemented by December 31, 2004, whereby BOIA, in an easy to understand format, shall:

(1) include with each periodic account statement a Fund sends to investors: (a) the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (b) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above;

(2) maintain continuous, prominent posting on its website of: (a) a calculator that will enable an investor to calculate the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (b) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above; and

(3) Subject to SEC approval, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and

cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above.

II. Other Provisions

A. Scope Of This Assurance of Discontinuance

1. This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against BOIA or any of its current corporate affiliates arising from or relating to the subject matter of the Investigation; provided however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce BOIA's obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or effect any claims, rights or remedies of the Attorney General with respect to any person or entity not a party hereto, all of which claims, rights, and remedies are expressly reserved.

2. If BOIA does not make the payments as provided in section I.A. of this Assurance of Discontinuance (*i.e.*, pursuant to the SEC Order) or the Net Management Fee reductions as provided in section I.C. of this Assurance of Discontinuance, or BOIA defaults on any of its obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of Discontinuance, at his sole discretion, upon written notice to BOIA followed by BOIA's failure to cure within a reasonable time, and BOIA agrees that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December 31, 2003. In the event

of such termination, BOIA expressly agrees and acknowledges that this Assurance of Discontinuance shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, related to the Investigation, against BOIA, or from using in any way any statements, documents or other materials produced or provided by BOIA after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit or create: (a) any private rights or remedies against BOIA; (b) liability of BOIA; or (c) defenses of BOIA to any claims.

B. <u>Cooperation</u>

1. BOIA, its current affiliates, and its successors, assigns, and/or purchasers of all or substantially all its assets ("Bank One") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding, whether pending or subsequently initiated, relating to market timing or late trading. Bank One shall use its best efforts to ensure that all the current and former officers, directors, trustees, agents and employees of Bank One and/or the Funds also fully and promptly cooperate with the Attorney General.

2. Cooperation shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the

exception of any information or documents with respect to which Bank One has a statutory or contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b) without the necessity of a subpoena, having the current officers, directors, trustees, agents and employees of Bank One attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such current officers, directors, trustees, agents and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings), except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c) Bank One using its best efforts to cause former officers, directors, trustees, agents and employees of Bank One to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d) fully, fairly and truthfully disclosing all information and producing all records and other evidence in its possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e) making outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3. All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to BOIA's attorneys as follows:

Paul, Weiss, Rifkind, Wharton & Garrison, LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Brad S. Karp, Esq.
Tel: (212) 373-3043
Fax: (212) 373-2384

4. In the event Bank One fails to comply with this section of the Assurance of Discontinuance, the Attorney General shall be entitled, in addition to any other remedies in the Assurance of Discontinuance or otherwise, to: (a) liquidated damages of $100,000 for each day that Bank One is in non-compliance; and (b) specific performance.

C. <u>No Indemnification</u>

1. Except as otherwise required by law or prior written agreement, Bank One shall not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by Bank One required by law or prior written agreement shall be payable at the time and in the manner of Bank One's choosing.

2. Nothing in this Assurance of Discontinuance shall prevent or limit Bank One from indemnifying the Funds or their successors in connection with any business combination, merger or otherwise.

D. Miscellaneous Provisions

1. This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3. BOIA consents to the jurisdiction of the Attorney General in any proceeding or action to enforce this Assurance of Discontinuance.

4. BOIA enters into this Assurance of Discontinuance voluntarily and represents that no threats, offers, promises or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce BOIA to enter into this Assurance of Discontinuance.

5. BOIA agrees not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this paragraph affects BOIA's: (a) testimonial obligations; or (b) right to take legal or factual positions in defense of litigation or in defense of other legal proceedings in which the Attorney General is not a party.

6. This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7. This Assurance of Discontinuance, together with the attached schedules, constitutes the entire agreement between the Attorney General and BOIA and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8. This Assurance of Discontinuance shall be binding upon BOIA and its successors, assigns, and/or purchasers of all or substantially all its assets ("Successors") for as long as BOIA or any Successor continues to provide investment advisory services to the Funds or any successors thereof (including any funds with which the Funds are merged) provided, however, that any Successor to BOIA may petition the Attorney General and obtain relief from such undertakings.

9. This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: June __, 2004

Banc One Investment Advisors Corporation

By [signature]

[Name] DAVID J. HUNDERT

[Title] PRESIDENT AND CEO

ACKNOWLEDGMENT

STATE OF OHIO)
:ss.
COUNTY OF Delaware

On this 29th day of June, 2004, before me personally came David T. Hunleat, known to me, who, being duly sworn by me, did depose and say that he is President & CEO of BancOne Invest. Adv., the entity described in the foregoing Assurance of Discontinuance, is duly authorized by __________ to execute the same, and that he signed his name in my presence by like authorization.

Judith M Leibbrand
Notary Public
My commission expires: August 30, 2004

JUDITH M. LEIBBRAND
Notary Public, State of Ohio
My Commission Expires Aug. 30, 2004

Dated: June 29, 2004

ELIOT SPITZER,
Attorney General of the State of New York

By: Roger L. Waldman
Roger L. Waldman
Senior Investment Counsel

Investment Protection Bureau

Dated: June 29, 2004

SCHEDULE A

SCHEDULE B

[TO BE PREPARED IN ACCORDANCE WITH SECTION I.C.]

TAB B.7

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8538 / February 9, 2005

SECURITIES EXCHANGE ACT OF 1934
Release No. 51167 / February 9, 2005

INVESTMENT ADVISERS ACT OF 1940
Release No. 2355 / February 9, 2005

INVESTMENT COMPANY ACT OF 1940
Release No. 26756 / February 9, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11818

In the Matter of

Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC,

Respondents.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTIONS 15(b) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Sections 15(b) and Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940

("Investment Company Act"), against Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have each submitted an Offer of Settlement (the "Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b)and Section 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

A. Summary

1. From as early as July 2000 and continuing through July 2003, Banc of America Capital Management, LLC ("BACAP") and its predecessor entity Banc of America Advisers, LLC, the investment adviser to all mutual funds, or series, in the Nations Funds mutual fund complex (the "Nations Funds") as well as BACAP Distributors, LLC ("BACAP Distributors"), the distributor and administrator for Nations Funds, allowed certain market timing clients to engage in short-term or excessive trading and never disclosed this fact to other investors.

2. During this period, BACAP and BACAP Distributors entered into arrangements with two entities, allowing them to engage in frequent short-term trading in at least 13 Nations Funds mutual funds, including international funds. BACAP and BACAP Distributors knew and approved of the short-term trading arrangements, and allowed the arrangements to continue despite knowing that such trading could be detrimental to Nations Funds' shareholders. These arrangements increased the advisory fees earned by BACAP and the distribution fees earned by BACAP Distributors. Moreover, in connection with one of these arrangements, BACAP received "sticky

[1] The findings herein are made pursuant to Respondents' Offers and are not binding on any other person or entity in this or any other proceeding.

assets" – long-term investments that were to remain in place in return for allowing the client to market time the funds.

3. Throughout the relevant period, BACAP and BACAP Distributors did not disclose to Nations Funds' shareholders the special arrangements made with these short-term traders and the potential harm these arrangements posed to the relevant Nations Funds. BACAP and BACAP Distributors also did not disclose the resulting conflicts of interest these arrangements created between BACAP, BACAP Distributors, and Nations Funds' shareholders. These non-disclosures constituted material omissions of fact. The trades made pursuant to these relationships were also contrary to representations to various clearing broker dealers made by BACAP that Nations Funds would not allow more than eight exchanges per fund account per year because of the harmful effect of short-term trading on Nations Funds.

4. Moreover, in accordance with exceptions approved by the Board of Trustees of Nations Funds, one of these clients was exempted from a redemption fee on short-term trades in certain Nations Funds international equity mutual funds. BACAP and BACAP Distributors did not disclose the existence of this approved timing relationship, or the fact that this client was being exempted from the redemption fee, in prospectuses and proxy statements issued to shareholders and potential shareholders.

5. BACAP had a fiduciary duty to act at all times in the best interests of the Nations Funds and their shareholders. As a result, BACAP had an affirmative obligation to act in the utmost good faith and to provide full and fair disclosure of all material facts, including conflicts of interest, to Nations Funds' shareholders. It further had an affirmative obligation to act with reasonable care to avoid misleading prospective investors in the Nations Funds.

6. By placing its own interests in generating fees for itself and affiliated entities above those of Nations Funds' shareholders, and by failing to disclose these arrangements and resulting conflicts of interest, BACAP breached its fiduciary duty to shareholders in the funds where the short-term or excessive trading took place.

7. At the same time, Banc of America Securities, LLC ("BAS") facilitated market timing and late trading by some introducing broker dealers and a hedge fund at the expense of shareholders of Nations Funds and other mutual fund families.

8. These entities effected their late trading through BAS's "Special Mutual Fund Order Entry System." Once granted access to BAS's Special Mutual Fund Order Entry System, these introducing broker dealers and a hedge fund could and did enter mutual fund trade orders as late as 7:00 p.m. ET. BAS either knew or recklessly disregarded that at least some of these entities were engaged in late trading through this system.

9. BAS also provided its introducing broker dealer clients with account management tools and other assistance that enabled the introducing broker dealers to

conceal the market timing activities of their clients from unsuspecting mutual funds. BAS facilitated the submission of hundreds of market timing trades by these broker dealers after the mutual funds in question had acted to block these entities from further trading.

B. Respondents

10. Respondent BACAP, a subsidiary of Bank of America, N.A. which, in turn, is a subsidiary of Bank of America Corporation ("Bank of America"), is registered as an investment adviser under the Advisers Act. From January 1, 2003 to present, BACAP managed and advised the Nations Funds. BACAP has ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BACAP is the successor to Banc of America Advisors, LLC, a registered investment adviser under the Advisers Act that managed and advised the Nations Funds prior to January 1, 2003. BACAP is located at Bank of America Plaza, Charlotte, North Carolina.

11. Respondent BACAP Distributors, a subsidiary of Bank of America, N.A. and an affiliate of Nations Funds, is a registered investment adviser under the Advisers Act as well as a registered broker dealer under the Exchange Act. From January 1, 2003 to present, BACAP Distributors acted as the distributor and administrator of the Nations Funds. Prior to January 1, 2003, Banc of America Advisors, LLC and Stephens Inc. served as co-administrators and co-distributors of Nations Funds. BACAP Distributors is located at Bank of America Plaza, Charlotte, North Carolina. As of March 31, 2004, BACAP advised more than $200.8 billion, including more than $128.6 billion under management in the Nations Funds family of funds.

12. Respondent BAS, a subsidiary of Bank of America, is a full-service investment bank and brokerage firm with principal offices in San Francisco, California, New York, New York, and Charlotte, North Carolina. BAS is a registered investment adviser under the Advisers Act as well as a registered broker dealer under the Exchange Act.

C. Relevant Entities and Individuals

13. Nations Funds Trust, the registrant and issuer of the shares of the Nations Funds, is an open-end investment company under the Investment Company Act. As of March 31, 2004, Nations Funds Trust offered fifty-six different portfolios. Nations Funds Trust is organized under Delaware law.

14. Theodore C. Sihpol, III ("Sihpol") was a broker in BAS's high net worth group in Manhattan, New York. Sihpol resides in New Canaan, Connecticut.

15. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

16. Canary Investment Management, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

17. Canary Capital Partners, Ltd., is a Bermuda limited liability company.

18. Edward J. Stern ("Stern") is a resident of New York, New York and was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd (collectively, "Canary").

D. Facts

Market Timing and Late Trading

19. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares. Market timing can also disrupt the management of the mutual fund's investment portfolio and cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

20. Rule 22c-1(a) under the Investment Company Act requires investment companies issuing redeemable securities, their principal underwriters and dealers, and any person designated in the fund's prospectus as authorized to consummate transactions in securities issued by the fund to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem. Mutual funds generally determine the daily price of mutual fund shares as of 4:00 p.m. ET. In these circumstances, orders received before 4:00 p.m. must be executed at the price determined as of 4:00 p.m. that day. Orders received after 4:00 p.m. must be executed at the price determined as of 4:00 p.m. the next trading day.

21. Mutual funds are required to disclose in their prospectuses the time as of which the NAV is set for purposes of determining the price at which shareholders may buy or redeem mutual fund shares. For example, the August 1, 2001 prospectus for Nations Funds Primary A Shares states that orders received "before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share."

22. Mutual fund prospectuses also disclose whether the mutual fund has designated a principal underwriter, dealer, or any other person as authorized to consummate transactions in shares issued by the fund (who would also be subject to the requirements of Rule 22c-1(a)). For example, the August 1, 2003 prospectus for Nations Funds Primary A Shares disclosed that BACAP Distributors was the exclusive distributor (i.e., principal underwriter) of Nations Funds shares. The selling agreement between BACAP Distributors – the exclusive distributor of Nations Funds' shares –

and BAS identified BAS as a financial intermediary authorized to offer and sell Nations Funds' shares. Pursuant to the January 1, 2003 distribution agreement, BACAP Distributors warranted to Nations Funds Trust that it would "offer and sell Shares at the applicable public offering price or the net asset value next determined after an order is received."

23. "Late trading" refers to the practice of placing orders to buy or sell mutual fund shares after the time as of which a mutual fund has calculated its NAV (usually as of the close of trading at 4:00 p.m. ET), but receiving the price based on the prior NAV already determined as of 4:00 p.m. Late trading enables the trader to profit from market events that occur after 4:00 p.m. but that are not reflected in that day's price. In particular, the late trader obtains an advantage – at the expense of the other shareholders of the mutual fund – when he learns of market moving information and is able to purchase (or sell) mutual fund shares at prices set *before* the market moving information was released.

24. Permitting late trading violates Rule 22c-1(a) under the Investment Company Act and harms other shareholders when late trading dilutes the value of their shares.

BACAP's Timing Policies

25. At all times during the existence of the approved timing relationships, BACAP had internal policies designed to identify and prevent market timing in Nations Funds. As disclosed in the August 1, 2001 prospectus for Nations Funds Primary A Shares, Nations Funds reserved the right to "limit the number of exchanges that [an investor] can make within a specified period of time." In order to effectuate this policy, BACAP's "timing police" regularly obtained and reviewed transaction reports to identify potential market timing transactions. Once a transaction was identified as a possible "market timing" trade, BACAP's "timing police" would instruct the transfer agent to block the transaction and would alert the clearing broker of the block.

26. In an April 26, 2001 letter to one such clearing broker, BACAP described Nations Funds' market timing policy: "Nations Funds believes that market-timing activity can be detrimental to fund performance and portfolio management, which is not in the best interests of shareholders. As stated in the prospectus, Nations Funds reserves the right to limit the number of share exchanges within a specified time period." The letter defined Nations Funds' "policy with respect to exchange activity" as limiting exchanges to "a maximum of eight, per fund account, per rolling 365-day period (i.e., the 12 months prior to the most recent exchange)," and disclosed that "[e]xchange privileges will be suspended on a particular fund account after there nave been eight exchanges in the fund account during a rolling 365-day period."

27. BACAP revised its internal market timing policies in August 2002. In a letter sent to at least fifteen "firms identified as market timers," BACAP informed these entities that "Nations Funds has the following policy with respect to redemptions either

by selling shares or exchanging into another Fund." The letter continued: "Generally, exchange purchases are limited to a maximum of three per fund account, per rolling 28 day period. Additionally they are limited to a maximum of eight, per fund account, per rolling 365-day period...."

28. In addition to the prospectuses and letters to clearing brokers, BACAP also disclosed its market timing policies in "due diligence" questionnaires provided to potential large investors. For example, in response to a question in an April 2001 due diligence questionnaire regarding Nations Funds' market timing policies, BACAP responded that Nations Funds "does monitor for 'hot money' flows and seeks to exclude short-term investors from investing. Historically, there have been occasional examples of market timing; however, the advisor has taken steps to identify these accounts and has refused to accept investments from these shareholders."

BACAP's Approved Timing Relationships

The TranSierra Capital Relationship

29. In July 2000, a financial adviser affiliated with TranSierra Capital, LLC ("TranSierra"), contacted a Nations Fund sales representative via e-mail about commencing a new timing relationship with Nations Funds. The adviser requested permission for her clients to "make at least 12 and not more than 20 'round trips'" between Nations Municipal Income Fund and a money market fund. The adviser also expressed interest in timing Nations California Tax Free Fund and Nations California Municipal Bond Fund under the same parameters.

30. As the adviser informed the sales representative, two years earlier TranSierra had received "approval from Nations to place up to $4 million in the Nations Municipal Income A (NMUIX)" and to engage in twelve to twenty "round trips" between that fund and a Nations Fund money market fund. Due to underutilization of that timing capacity, and a desire to time additional funds, the adviser sought the portfolio manager's renewed approval for additional market timing trades.

31. The portfolio manager approved TranSierra's timing request. Neither the portfolio manager nor any BACAP employee conducted any analysis to determine whether shareholders of these funds would be harmed by TranSierra's transactions.

32. In October 2000, and again in June 2001, BACAP's "timing police" identified and issued stop orders for market timing transactions by TranSierra. When the "timing police" learned about the portfolio manager's approval, BACAP lifted the stop orders.

33. The TranSierra relationship continued until the portfolio manager who approved the relationship left BACAP in mid-2003. When the new portfolio manager complained to BACAP's "timing police" in June 2003 that these transactions interfered

with fund management and harmed performance, BACAP terminated the relationship. By that time, however, TranSierra had executed 524 transactions in three Nations Funds (Nations Municipal Income Fund, Nations Intermediate Municipal Bond Fund and Nations California Municipal Bond Fund), reaping almost $2 million in profits.

The Canary Relationship

34. BAS initiated the relationship with Canary through a "cold call" by Sihpol, a broker in BAS's high net worth group. Sihpol followed up on this initial telephone contact through a personal meeting with Stern in early April 2001.

35. During this meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so. Stern asked if Canary would be allowed to time Nations Funds, and proposed that Bank of America, N.A. lend Canary the money to do so and that BAS provide clearing services for the trades. Sihpol agreed to seek approval from his superiors.

36. Later that month, Sihpol invited Stern to attend a meeting at BAS's New York offices to explain further the proposal. During this meeting, Stern and two of Canary's traders explained their strategy to a group of BAS officers, including Sihpol. Stern and the traders discussed their credit needs and presented a list of Nations Funds they would most like to time.

37. To obtain approval for Canary's proposed timing transactions, Sihpol called the co-President of BACAP. Sihpol explained Canary's request to BACAP's co-President, including that Canary would be willing to commit "permanent" assets in certain Nations Funds in exchange for permission to time other, more volatile, funds. Sihpol opined that establishing a relationship with Stern could result in BAS wresting management responsibilities for the Stern family fortune from a competitor.

38. Following the call with Sihpol, BACAP's co-President discussed the proposal with BACAP's Chief Administrative Officer ("CAO"). BACAP's CAO stated that he did not like the proposal because permitting Canary to time Nations Funds, while actively precluding other market timers, would send conflicting messages to the BACAP sales force. However, BACAP's co-President explained that granting Canary timing capacity would strengthen BACAP's relationship with BAS's high net worth group and lead to increased investments in Nations Funds by these clients.

39. BACAP's co-President contacted the portfolio managers for three of the four Nations Funds Canary wished to time. In each of these conversations – which lasted only a few minutes – BACAP's co-President explained that Canary intended to time up to 1% of the fund's assets under management, and that Canary would average one "round trip" between the timed fund and a money market fund per week. Although the portfolio managers acceded to the request, no one performed any analysis to determine what, if any, harm would result to the funds' shareholders due to Canary's transactions.

Canary Memorializes the Relationship

40. On May 1, 2001, Stern sent Sihpol a letter confirming the Nations Funds Canary was going to time and providing the dollar amounts of timing for each fund. As described in the memorandum, Canary would initially time four funds – Nations Convertible Securities Fund, Nations International Equity Fund, Nations Emerging Markets Fund and Nations Small Company Fund – in an aggregate amount of $16.8 million. The short term trading would average one "round turn" per week. After selling a fund, the proceeds of the sale were to be deposited into a money market or short-term bond fund until Canary decided to "redeploy" it for the next timing trade in the "approved" Nations Funds.

41. The letter further confirmed the understanding reached with respect to order processing and BAS's intention to provide financing for Canary's trades. Stern wrote that "We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than ... specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via [the Special Mutual Fund Order Entry System], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with [the Special Mutual Fund Order Entry System] and begin trading electronically as soon as possible."

42. Stern also confirmed that in return for allowing such timing activity Canary would commit "permanent" capital to Nations Funds in an amount equal to the capital used to "time" other Nations Funds.

43. Sihpol forwarded Canary's letter to BACAP's co-President. Sihpol also advised BACAP's co-President of the Canary entities which would be used to time trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

44. BACAP's co-President forwarded the Canary letter and Sihpol's e-mail to various senior managers within BACAP as well as certain portfolio managers. As BACAP's co-President noted in his accompanying e-mail message, "I've spoken to a number of you about this day trading exception. The account is the Stern family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues." BACAP's co-President also requested that BACAP's CAO notify one of the three sub-advisers for the international funds that a BAS client had been approved to time funds managed by these advisers.

Canary's Requests For Additional Market Timing Capacity

45. Shortly after securing approval to time certain Nations Funds, Canary, through Sihpol, began to ask for more timing capacity. Between May 2001 and January 2003, Canary made eight requests for either access to new funds or increases in agreed-upon limitations.

46. Canary's numerous requests exacerbated the difficulties caused by BACAP's failure to monitor Canary's adherence to agreed-upon limitations. For example, in response to an August 2001 request by Sihpol for additional timing capacity in Nations International Equity Fund, BACAP's co-President responded that "there should not be any timing in International Equity – they can't handle it." When Sihpol reminded BACAP's co-President that Nations International Equity Fund was "one of the original funds that [the Canary entities] were approved to trade from the out start (sic)," BACAP's co-President denied the request for additional capacity. Despite BACAP's co-President's statement that Nations International Equity Fund "can't handle" market timing transactions, Canary continued to time Nations International Equity Fund.

47. BACAP's failure to establish procedures to monitor Canary's compliance with agreed-upon limitations also permitted Canary routinely to exceed these limitations. Moreover, even when BACAP identified situations where Canary violated these limitations, BACAP did not terminate the Canary relationship.

48. For example, in December 2002, a portfolio manager informed BACAP's "timing police" that Canary's transactions interfered with portfolio management. In the course of investigating this complaint, the "timing police" learned that Canary had exceeded transaction and trade frequency limitations for at least two Nations Funds. Having been caught by the "timing police," Canary agreed to conform its trading patterns for these funds. However, Sihpol subsequently highlighted this "important" concession to BACAP's co-President as additional "leverage for the new [timing] space" previously discussed between Stern, Sihpol and BACAP's co-President.

49. BACAP's failure to monitor Canary's transactions also prevented BACAP from minimizing harm caused by these transactions. On March 12, 2003, Canary invested approximately $1.6 million in Nations Managed Index Fund. The following morning, a member of the portfolio management group for the fund alerted BACAP's "timing police" in an internal e-mail that BACAP's failure to provide advance notification of such significant transactions harmed long-term shareholders: "We get notified of mutual fund inflows the morning AFTER the client has bought or sold into the fund. If the cash flows are a small percentage of a fund's assets, the timing mis-match does not meaningfully impact performance. However, if the cash flow is a meaningful percentage of the fund, the timing mis-match can turn out to have enormous implications. Example: This morning in the managed index fund, NMIMX, we had an inflow of 5% of the funds assets (which is great!). The client is going to get into the fund at yesterday's price. We were notified about the flow this morning. The market opened up 2%, which is where we bought futures to hedge the flow. The net

result is that the fund is now approximately 10bp [basis points] behind the index. This has huge negative implications."

50. BACAP attempted to address this issue by arranging through discussions with Stern in late March 2003 for Canary to provide notification of "likely" index fund transactions. However, Canary did not always provide the requested notification. And even when Canary provided e-mail notification of "likely" transactions, this notification did not enable the portfolio managers to prevent shareholder dilution.

51. For example, on May 12, 2003, the portfolio manager for Nations MidCap Index Fund informed the "timing police" in an internal e-mail that "the PB [Private Bank] has a client [Canary] who trades $9 million in and out of the middcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders."

52. The following day, Canary redeemed its May 12, 2003 purchase. However, the portfolio manager did not receive notification about the Canary trade until after the close and therefore could not hedge against this transaction. The portfolio manager informed senior BACAP executives in an e-mail about the untimely notification and requested that these executives prevent further transactions by Canary in the fund.

53. Two days later, Canary made another purchase in the Nations MidCap Index Fund, a position Canary redeemed a day later. As the portfolio manager complained in an e-mail titled "Surely this has to be the final trade," "The $9m that came into midcap yesterday is going out today. That's two round trips this week. The next time he comes in, we absolutely have to be able to DK [reject] the trade. Enough is enough." BACAP halted Canary's timing activity in this fund several days later.

54. Between May 2001 and July 2003, Canary had as much as $70 million in approved timing space in ten Nations Funds mutual funds: Nations International Equity Fund, Nations Small Company Fund, Nations Convertible Securities Fund, Nations Strategic Growth Fund, Nations SmallCap Index Fund, Nations MidCap Index Fund, Nations LargeCap Index Fund, Nations Managed Index Fund, Nations Value Fund and Nations Emerging Markets Fund. Canary executed more than $3 billion of purchases and sales in these funds, and ultimately reaped nearly $16.7 million of profits through this trading.

Bank of America Affiliates Profited From the Relationship

55. Bank of America affiliates profited from the Canary relationship. BAS received more than $4.1 million from a 1% "wrap" fee on Canary's timing assets and

broker fee revenue for Canary-related accounts.

56. BAS also generated revenues from various alternative-trading strategies utilized by Canary. One of these trading strategies involved derivative transactions known as share basket swaps. Between August 2001 and July 2003, Canary entered into 38 share basket swaps with BAS's derivatives desk. In connection with these transactions, Canary agreed to pay BAS the appreciation, and BAS agreed to pay Canary the depreciation, on a basket of equities. To hedge its market exposure, the BAS derivatives desk would short-sell the basket of equities.

57. Canary chose the stocks in each share basket to replicate the portfolio of a corresponding mutual fund it was timing. Canary used the share basket swaps to hedge its exposure to the risk associated with securities in its mutual fund portfolios that it perceived to be poor performers, as well as to reduce the volatility of its long mutual fund positions. The swap transactions also enabled Canary effectively to "short" its mutual fund positions and thus benefit from market timing transactions when Canary believed that the price of a particular mutual fund would decline.

58. BAS earned more than $7 million in revenue from executing the derivative transactions that were part of Canary's market timing strategy.

59. Canary, through an affiliate, also received a loan from Bank of America's banking entity, the "Private Bank," a division of Bank of America, N.A.. Canary utilized this financing to trade mutual funds in brokerage accounts maintained at BAS. The mutual funds purchased and held in the BAS accounts cross-collateralized the loan and the share basket swaps that Canary engaged in at BAS. At the inception of the financing, in July 2001, Canary received a $70 million revolving credit facility. Over time, the Private Bank increased Canary's line of credit to a maximum of $125 million.

60. A Senior Private Lending Specialist from the Private Bank's Credit Department monitored loan collateralization on a daily basis. This officer analyzed the loan balance and swap exposure by calculating the collateral maintenance through the Private Bank's Trading Credit Risk Information System. To further facilitate this collateral monitoring, the Private Bank received from Canary a document listing Canary's approved timing relationships and the limitations imposed by each fund family.

61. The Private Bank received more than $1 million in revenue from its lending relationship with Canary.

62. BACAP received $267,000 in additional advisory fees on Canary's assets invested in Nations Funds.

63. BACAP Distributors received $113,000 in additional distribution fees on Canary's assets invested in Nations Funds.

BACAP Knew That Market Timing Harmed Long-Term Shareholders

64. Both at the commencement and throughout the approved timing relationships, BACAP knew that market timing could and did harm Nations Funds' shareholders.

65. For example, shortly after approving Canary's April 2001 market timing request, senior BACAP officers consulted with the sub-advisers for Nations Funds' international equity funds about another potential timing relationship. As with Canary, in exchange for permission to time international equity funds, the potential client promised in an e-mail to be a "long term" partner with Nations Funds, invest "sticky assets" in certain Nations Funds, and to "seed" any new funds BACAP intended to offer.

66. Each of the three sub-advisers informed BACAP's management that permitting market timing would harm long-term investors. As one of the sub-advisers explained in an e-mail received by senior BACAP officers, market timing harms the funds and its shareholders in at least three ways:

(a) First, market timing harms fund performance. "Given that market timers are trying to exploit an arbitrage which occurs because of increased global correlations and the closed nature of some of the International markets they tend always for performance purposes to be in the wrong direction. So that when US markets, particularly Nasdaq, are sharply lower Timers are sellers of International thereby either taking cash away in a down market or more usually forcing the manager to sell into weak markets and vice-versa."

(b) Second, market timing has negative tax consequences for long-term investors. "As these are taxed funds the vastly increased turnover may result in a deterioration of the net of tax return."

(c) Third, "[a]nd most importantly Who is paying for the arbitrage? As I understand it it is the other mutual fund holders who are being disadvantaged by the activities of the 'market timers.' Aside from the fact that the vastly increased turnover of the fund is likely to hurt performance as is discussed above, the arbitrage exists because market timers are effectively dealing at 'stale prices' as Asian markets have closed. They are therefore selling stocks at historic prices when they are likely to open lower or buying them when they are likely to open higher, this at the expense of the existing mutual fund holders as the 'gain' made by market timers must be a transfer or 'loss' for the existing holders."

67. Discussions among senior BACAP officers about instituting a redemption fee on certain Nations Funds in February 2002 further demonstrate BACAP's knowledge that market timing harmed Nations Funds' shareholders. When BACAP's CAO complained in February 2002 that BACAP "continue[s] to get killed

by market timing activity in our international portfolios," BACAP's co-President responded that an analysis done by one of the funds' sub-advisers demonstrated that market timers were responsible for the inferior performance of one of Nations Funds' international equity funds. BACAP's co-President concluded that the issue of whether a redemption fee was necessary to combat harm caused by market timing (including harm to shareholders in funds being timed by Canary) was so obvious that it was "not something that [BACAP] need[ed] to study too hard."

68. When BACAP sales personnel objected to imposing a redemption fee on these funds, BACAP's co-President overrode these objections. As BACAP's co-President informed the head of BACAP's Product Development Group, "we need to put a fee on International Equity and Emerging Markets asap. If the group can't make a decision, then I'll exercise 'executive privilege.' We've got a real demonstrated problem on several of our funds which creates a fiduciary responsibility that I can't let go on unmanaged."

BACAP Failed To Disclose Canary's Exemption From the Redemption Fee

69. BACAP's co-President's threat to exercise "executive privilege" resulted in immediate consideration of a redemption fee by BACAP's Product Development Committee. During the Product Development Committee meeting, a senior member of the committee explained that a redemption fee was necessary because attempts by market timers to capture a price arbitrage opportunity "cause[] the portfolio management teams to maintain higher than desirable levels of cash, putting a performance drag on the Funds, which disadvantages the majority of shareholders." The Product Development Committee recommended that the Nations Funds Board of Trustees ("the Board") adopt a redemption fee on some Nations Funds with various exemption categories, including an exemption for "contractual agreements between the Distributor and certain dealers who would be allowed to short-term trade without paying the fee." The "Stern Family accounts" were to be exempted from the fee pursuant to this exception.

70. In a May 21, 2002 letter, BACAP's co-President informed the Board that "special matters" to be presented at the May 29-30, 2002 Board meeting would include approval for a redemption fee on certain funds. As BACAP's co-President explained, "As markets have become increasingly volatile, markettimers have become more prevalent. This is particularly true in international equity funds. As a general matter, we believe that market timing is harmful to the majority of our Funds' shareholders."

71. At or about the time he sent the letter to the Board, BACAP's co-President spoke with the head of Bank of America's Asset Management Group about the upcoming Board meeting. Part of this discussion included a review of draft materials that specifically disclosed that the "Stern Family accounts" would be exempt from the redemption fee. Both gentlemen agreed that, even if customer privacy concerns prevented BACAP from identifying Canary as the exempt client, BACAP's

co-President should inform the Board that BACAP had an approved timing relationship and that the approved timer would be exempt from the fee.

72. The materials ultimately provided to the Board did not disclose that the "Stern Family accounts" would be exempt from the redemption fee. In the "Executive Summary" section of the presentation materials, BACAP informed the Board that "[s]pecific exceptions will be made for trades unrelated to market timing." In a subsequent section titled "Exempted Transactions," the materials noted that one of the proposed exemption categories covered **"[s]hares redeemed from accounts for which the dealer, broker or financial institution of record have entered into an agreement with Nations Funds specifically allowing short-term trading activity, including BAI, Bank of America Private Bank, Merrill Lynch and specific accounts (Under these circumstances the negative impact can generally be avoided)"** (emphasis original).

73. According to senior BACAP officials, during his presentation to the Board, BACAP's co-President explained that BACAP had a controlled market timer who was being permitted to market time Nations Funds, including some of the funds affected by the redemption fee proposal, and that this client would not be assessed the redemption fee.

74. The Board did not ask any questions regarding the exemptions to the redemption fee, including the identity of the "specific accounts" referenced in the Board materials. The Board unanimously approved the implementation of the redemption fee as proposed.

75. Thereafter, senior BACAP personnel, internal counsel, and outside counsel drafted an update to the relevant prospectuses. BACAP personnel, internal BACAP counsel and outside counsel discussed whether, and how, to disclose that BACAP's controlled market timer would be exempt from the fee. An initial draft disclosed that the redemption fee would not apply on shares "redeemed from accounts established to specifically allow short-term trading activity, and other managed agency/asset allocation accounts." However, the final August 2002 prospectus stated that the redemption fee would not apply to shares "redeemed from accounts where by agreement with Nations Funds short-term trading activity is permitted, including shares sold as part of an automatic rebalancing within an asset allocation program."

76. In an e-mail labeled "**for internal use,**" a member of the Product Development Committee instructed representatives of BACAP's sales force and Nations Funds' transfer agent not to disclose the existence and identity of BACAP's "controlled market timer" to the investing public. This executive cautioned that any investor query regarding the identity of entities excluded from the redemption fee "should be answered generically with a comment such as, 'The list is very short and we generally limited it to entities that have not previously engaged in market timing and that we have some level of confidence that the current situation will not change. ...' If third parties inquire as to what 'generally' means in that description, you can cite an

exception that we have made for a client who is *temporarily* unable to handle the operational requirements. It would be inappropriate to discuss additional client names" (emphasis original).

Late Trading by Canary and Others

BAS's Mutual Fund Order Entry Processes

77. Mutual fund transactions at BAS were effected through two different electronic systems: the Mutual Fund Routing System ("MFRS") and through a batch file submission mechanism known internally as the "Special Mutual Fund Order Entry System."

78. MFRS is a single order data entry application that had been provided to BAS by a third-party vendor. There were two methods to input trades into MFRS. The first method involved BAS registered representatives or introducing broker dealers writing out order tickets and forwarding the tickets to BAS's Mutual Funds Operations Department ("Operations"). A dedicated settlement associate in Operations entered the trade into MFRS for execution. Trades could be entered into MFRS until 5:30 p.m. ET. These transactions were subsequently batched by the system and periodically forwarded to National Securities Clearing Corporation's ("NSCC") Fund/SERV mutual fund trading platform via multi-batch processing. Batches were submitted to NSCC by a third party vendor at 9:30 a.m., 11:30 a.m., 5:30 p.m. and 8:30 p.m. ET. Fund/SERV, in turn, communicated the trade to the corresponding mutual fund companies.

79. Introducing broker dealer clients of BAS and certain BAS registered representatives could also enter trades into MFRS without manual assistance. Electronic access was given to BAS registered representatives and correspondents to enter trades remotely from their offices.

80. MFRS assigned and recorded the time the transaction was entered into the system. In certain instances, BAS reviewed MFRS transactions the following day in the Mutual Fund Audit Report, using exception reports generated by MFRS. The reports contained fields for: (1) time of entry into the system; and (2) time of trade execution for trades from June 2003 forward. However, few times of trade execution were ever actually recorded because this data field in the transaction entry record was an optional entry. Moreover, even when the time of order execution was recorded, these records were not retained within BAS's systems because BAS did not update their database to capture and store this information.

81. BAS's Special Mutual Fund Order Entry System was an alternative system utilized to enter only mutual fund exchange transactions. Because BAS installed the Special Mutual Fund Order Entry System at the offices of certain introducing broker dealer clients and ultimately Canary, these entities were able to send mutual fund exchanges directly to the third-party vendor for transmission to NSCC and thus bypass BAS's operations and compliance functions.

Late Trading by Introducing Broker Dealers

82. Beginning in 1999, BAS actively solicited clearing business from introducing broker dealers with significant mutual fund market timing clients. As reflected in an internal e-mail, at the time BAS decided to enter this business segment, BAS was aware that mutual fund families did "not cherish this business," and that BAS would have to "leverage whatever [it could] with them" and establish a "close working relationship with them in order to expedite corrections, adjustments, late orders, etc."

83. BAS's decision to clear transactions for market timers was the subject of significant internal debate. One BAS Manager complained in an e-mail that entering into this business not only threatened BAS's non-timing clearing business, but that the first market timing client was a particularly bad choice because it "pushes the limits and ignores the principals (sic) of mutual fund investing." The BAS Manager was informed in an e-mail from a Vice President in BAS's clearing group that BAS's entry into the mutual fund timing business was "not something that we are going to back out of at this point" because there were "very senior people" at BAS's clearing group, the third-party vendor and the client who were "watching the status of this project."

84. Between June 1999 and August 2003, BAS entered into clearing agreements with at least three registered broker dealers whose clients engaged in mutual fund market timing. BAS's primary business purpose with respect to those introducing broker dealers was to provide market timing services. To achieve this purpose, BAS: (1) attempted to negotiate agreements with fund families, including Nations Funds, to permit these clients to engage in market timing; (2) provided its Special Mutual Fund Order Entry System to these broker dealers; and (3) permitted these broker dealers to establish multiple account and registered representative numbers which enabled the broker dealers to evade detection of ongoing market timing activity.

85. At least some of the introducing broker dealers who had access to BAS's Special Mutual Fund Order Entry System utilized this system to engage in late trading.

86. During the period that these entities were entering trades through BAS's Special Mutual Fund Order Entry System, certain officers and employees in BAS's clearing group either knew or recklessly disregarded that at least some of these entities were engaged in late trading through this system.

87. In two different "pitch meetings" with market timing hedge funds, senior officers from BAS's clearing group, who were also involved in providing the Special Mutual Fund Order Entry System to the introducing broker dealers, touted the ability to enter mutual fund orders after 4 p.m. ET through the Special Mutual Fund Order Entry System as an additional benefit of establishing a relationship with BAS.

88. A November 2001 memorandum prepared for senior management in BAS's clearing group noted "As broker dealer on any account that buys, sells or

exchanges Mutual Funds, we need to ensure that any late order taking is done with the knowledge that the order has in fact been received prior to 4:00 p.m. EST." The memorandum continued, stating that "Funds give broker dealers additional time due to internal processing and broker errors. Although the broker dealer doing the timing would have to control the monitoring of when these exchanges are received from the money manager, we must routinely review these trade blotters. We should amend each contract by stating we will need to review the time stamping of trade blotters on a formal basis." Despite its obligations to do so, BAS did not implement any of the suggested controls to detect or prevent late trading by correspondents with the Special Mutual Fund Order Entry System.

89. In an August 24, 2001 e-mail, a senior BAS employee inquired whether it was problematic that clients utilizing the Special Mutual Fund Order Entry System could enter orders up until 7:00 p.m. ET while "[t]he rest of the free world cannot get to MFRS after it shuts down around 4:00, 4:30 ish."

90. On May 12, 2000, one of the broker dealers submitted a transaction file through the Special Mutual Fund Order Entry System at 6:52 p.m. ET. After becoming aware of the time that this transaction file was submitted, a BAS employee asked an administrator at the third party vendor if they had had "[a]ny luck in finding out why position file was late ... and what can be done to ensure it's on time. It seems to consistently come in at 6:05 ish."

91. On November 15, 2001 (while BAS technicians responsible for installing the Special Mutual Fund Order Entry System were on site at this introducing broker dealer), one of the broker dealer's traders sent mutual fund trade tickets to be processed by Operations. These tickets were not sent until after BAS's internal order entry system (MFRS) had been automatically shut down (5:30 p.m. ET) and none of the tickets had time-stamps. Rather than questioning the propriety of providing the system to this entity, a BAS Vice President sent an e-mail to senior employees in BAS's clearing group asking "when [BAS's clearing group] will be giving your new client access to [the Special Mutual Fund Order Entry System]" so that Operations would not be further inconvenienced by such late orders.

92. In May 2003, an employee in BAS's clearing group asked for and received a report listing transmission times for orders entered by one of the broker dealers through the Special Mutual Fund Order Entry System in May 2003. The report showed that the broker dealer consistently submitted its order files between 5:50 p.m. and 6:47 p.m. ET.

Late Trading By Canary

93. Prior to Spring 2001, BAS only provided the Special Mutual Fund Order Entry System to registered broker dealers. In Spring 2001, BAS took the unusual step of providing the system to a hedge fund – Canary.

94. As discussed above, Canary emphasized the importance of BAS providing clearing brokerage services for Canary's market timing transactions at the outset of the relationship. During the mid-April 2001 meeting at BAS's offices, senior officers from BAS's clearing function participated in discussions about clearing Canary's mutual fund trades. One BAS officer offered to provide Canary with direct access to BAS's Special Mutual Fund Order Entry System. He explained that using this technology would enable Canary directly to transmit its trades to the third-party vendor and thus obviate the need to call the trades into a BAS registered representative. He also stated that an additional benefit of this system would be Canary's ability to enter its trades until 7:00 p.m. ET.

95. Following the mid-April 2001 meeting, Sihpol sought authorization from BAS's compliance function to permit Canary access to BAS's electronic trading system. As a first step to obtain this authorization, Sihpol sent an April 12, 2001 memorandum to his direct superior and a BAS compliance officer. In the April 12, 2001 memorandum, Sihpol noted that Canary had "$800MM dedicated to traditional Hedge Funds and a proprietary strategy involving market timing through daily mutual fund trading" with an "Immediate Objective" to "implement their proprietary market-timing trading strategy, through the use of our mutual fund clearing operations." Sihpol explained that, while "initially they will have daily contact with both sides' operational staff ... [u]ltimately, all transactions, confirmations, and clearing will take place over a direct link to our main-frame with Clearing's software." Sihpol further wrote that "the Stern family and, more specifically Eddie Stern and Canary Capital, fully appreciate the potential of establishing a relationship with MPCS and the BanK (sic). While the requests they are making may seem a bit unorthodox, they have made it clear they are not only willing to play by the guidelines we agree on, but also pay us for the value we can add." This memorandum was subsequently forwarded to another member of BAS's compliance group as well as BAS's chief compliance officer.

96. A BAS compliance officer sought additional information from Sihpol. In an e-mail sent to Sihpol and his supervisor the same day as Sihpol's memorandum, the compliance officer noted that while Sihpol had indicated that Canary "would have at some point 'direct access' to 'clearing software,'" the compliance officer understood that "customers are not currently given access to this system." He inquired as to whether "this proposed access [had] been discussed with IT, operations, and corporate management," and "who in senior management ha[d] approved this arrangement." Sihpol assured him that senior management within BAS's clearing group had been made aware of the intent to provide Canary with direct access to BAS's clearing system and that senior management "felt the business was worthwhile and an appropriate use of our resources."

97. BAS made no effort to determine what, if any, safeguards had been established to ensure that Canary placed its mutual fund orders through BAS in compliance with applicable securities laws and regulations.

Canary's "Manual" Late Trading

98. At first, Canary conducted its late trading with BAS "manually." Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would usually fill out an order ticket, time stamp it, and set it to one side until that evening.

99. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) would be sent by fax to Operations for processing, and would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would destroy the ticket.

100. Canary knew that Sihpol and his team were pre-stamping order tickets. In a May 15, 2002 e-mail to Sihpol and a member of his team, a Canary trader asked them to "[d]o me a favor and prestamp a few tickets just in case I fall asleep at 4 PM today." The Canary trader apparently had to be woken up after the close of the market, because a member of Sihpol's team inquired at 4:25 p.m. ET whether the Canary trader wanted BAS to "place any trades" for that day.

101. During the course of the Canary relationship, Sihpol and members of his team streamlined the "manual" order taking process. Sihpol and members of his team began waiting until after the receipt of "final" orders by Canary to time-stamp trade tickets. Despite the fact that at least 21 trade tickets submitted by Sihpol or a member of his team contained time stamps after 4:00 p.m. ET, Operations processed these transactions.

102. Sihpol and members of his team also sent directly to Operations e-mails containing Canary's "proposed" trades that had been confirmed well after 4 p.m. ET. For example, at 3:18 p.m. on August 21, 2002, Canary sent an e-mail containing "POSSIBLE TRADES FOR 8/21/02" to Sihpol and members of his team. A member of Sihpol's team forwarded this e-mail and attachment to Operations at 5:03 p.m. with the instruction to "please execute all trades. Tix coming soon."

103. The practices of Sihpol and his team contravened guidelines and instructions provided by Operations. A February 2002 memorandum from Operations to, among others, brokers and trading assistants in Sihpol's group stated: "All mutual fund tickets need to be faxed to [Operations]. ... The ticket must have a time stamp prior to market close to be processed that day."

104. Operations did not enforce that policy when it came to Canary's transactions. As a senior member of Operations informed her supervisor after the commencement of this investigation, "We initially had many problems with Canary sending out late trades after the market close. [Senior members of Operations] were very accommodating when it came to late orders."

Canary's Electronic Late Trading

105. Between June and October 2001, BAS technicians installed the Special Mutual Fund Order Entry System in Canary's New Jersey offices and trained Canary's personnel in the use of this system. By October 11, 2001, the system was fully operational. BAS technicians subsequently facilitated Canary's use of the Special Mutual Fund Order Entry System by installing a second direct access system in the Manhattan residence of a Canary trader.

106. From October 2001 until July 2003, the Special Mutual Fund Order Entry System was the preferred route for Canary's late trading. Canary executed approximately 8,300 fund exchanges through the Special Mutual Fund Order Entry System. In each case, after inputting the trades directly into the system, Canary would print out a document listing the executed trades and the time that each trade had been executed. Canary then faxed that document to Sihpol or a member of his team.

107. The following morning, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, the document was destroyed.

108. The Special Mutual Fund Order Entry System not only facilitated Canary's late trading in the Nations Funds, it also enabled Canary to trade late in the many other mutual fund families with which BAS had selling agreements. Regardless of whether Canary traded Nations Funds shares or shares of an unaffiliated mutual fund, however, Sihpol and BAS profited. BAS collected a "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the electronic link.

BAS's Processes Helped The Introducing Brokers Avoid Detection By Fund Families

109. From at least June 1999 until September 2003, BAS received numerous letters from mutual fund companies notifying it that its introducing broker dealers' ability to engage in market timing transactions in all or some of the company's mutual funds had been blocked. Despite having received these letters, BAS facilitated the ongoing market timing activity of its introducing broker dealer clients by allowing the introducing broker dealers to establish multiple account numbers and registered representative numbers. The multiple account and registered representative numbers allowed the introducing broker dealer to conceal the market timing activity of its clients from unsuspecting mutual fund families and to persist in this activity after the mutual funds had acted to block these clients from further trading.

110. BAS took these actions despite having acknowledged in selling agreements with the fund families that BAS was "responsible for ensuring that that Fund shares [were] offered and sold in compliance with all terms and conditions" of the

relevant prospectus, and despite being reminded by at least one fund family that BAS was "responsible for a 'best effort' to comply with stated policies of a fund."

111. For example, between March 2001 and April 2003 BAS received more than 600 letters from fund families about mutual fund orders placed by one of the introducing broker dealers. In each of these letters, the fund family informed BAS that trades by this introducing broker dealer had been identified as market timing transactions in contravention of the applicable prospectus. BAS forwarded all "stop letters" onto the introducing broker dealer.

112. In each instance, the introducing broker dealer responded to the "stop letter" by establishing a "clone" account through which the introducing broker dealer continued to trade.

113. For example, on March 14, 2001, a mutual fund company notified BAS that it would no longer accept trades from certain BAS accounts belonging to the introducing broker dealer because of market timing activity. That day, the introducing broker opened a new account to avoid the trading restrictions. The introducing broker dealer used this new BAS account number to consummate additional trades in this fund company's mutual funds on behalf of its clients until this account was identified as a market timing account on April 18, 2001. Again, the introducing broker dealer opened yet another BAS account.

114. Between March 2001 and April 2003, BAS received more than 90 letters from this fund company blocking 98 BAS accounts that had been established for this one introducing broker dealer.

115. BAS further facilitated the introducing broker dealer's market timing transactions by assisting the introducing broker in establishing and assigning different registered representative numbers to the BAS accounts. The introducing broker created and used at least fifteen different registered representative numbers for the two registered representatives of the introducing broker dealer.

E. Violations

116. As a result of the conduct described in Section III above, BACAP willfully violated Sections 206(1) and 206(2) of the Advisers Act in that, while acting as an investment adviser, it employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, BACAP entered into arrangements with an investor and a broker that created a conflict of interest BACAP knowingly or recklessly failed to disclose to the mutual funds' shareholders.

117. As a result of the conduct described in Section III above, BACAP, an affiliated person of Nations Funds, willfully violated Section 17(d) of the Investment

Company Act and Rule 17d-1 thereunder, in that, while acting as a principal, it participated in and effected transactions in connection with joint arrangements in which Nations Funds mutual funds were participants without filing an application and without a Commission order approving the transactions.

118. As a result of the conduct described in Section III above, BACAP willfully violated Section 20(a) of the Investment Company Act and Rule 20a-1 thereunder, in that it solicited a proxy in respect of a security of which a registered investment company was the issuer by engaging in conduct prohibited by Rule 14a-9 under the Exchange Act. Specifically, BACAP, directly or indirectly, singly or in concert, by use of the means or instruments of transportation or communication in interstate commerce, or of the mails, made, in connection with a proxy solicitation by means of a proxy statement, form of proxy, notice of meeting or other communication, written or oral, statements which, at the time and in the light of the circumstances under which they were made, were false and misleading with respect to material facts, or which omitted to state material facts necessary in order to make statements therein not false and misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which became false or misleading.

119. As a result of the conduct described in Section III above, BACAP willfully violated Section 34(b) of the Investment Company Act in that it made untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

120. As a result of the conduct described in Section III above, BACAP Distributors, an affiliated person of Nations Funds, willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, in that it, while acting as a principal, participated in and effected transactions in connection with joint arrangements in which Nations Funds were participants without filing an application and without a Commission order approving the transactions.

121. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 17(a) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

122. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities.

123. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 15(c) of the Exchange Act and Rule 15c1-2

thereunder, which prohibit effecting transactions in, or inducing or attempting to induce, the purchase or sale of securities (other than on a national securities exchange of which it was a member) by means of a manipulative, deceptive, or other fraudulent device or contrivance.

124. As a result of the conduct described in Section III above, BACAP Distributors willfully aided and abetted and caused BACAP's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, BACAP Distributors willfully aided and abetted and caused BACAP to continue an arrangement with a certain investor whereby that investor was allowed to time mutual funds managed by BACAP in exchange for fees on sticky assets in BACAP mutual funds and financial benefits received by BACAP Distributors and other affiliated entities. BACAP Distributors also willfully aided and abetted and caused BACAP to continue an arrangement with a certain broker whereby that broker was allowed to time mutual funds managed by BACAP in exchange for financial benefits received by BACAP Distributors and other affiliated entities. BACAP Distributors knew or was reckless in not knowing that its actions would aid and abet or contribute to BACAP's violations by rendering the fund prospectuses issued by BACAP materially misleading, and would cause BACAP to breach its fiduciary duty to act in the interest of fund shareholders.

125. As a result of the conduct described in Section III above, BACAP Distributors willfully aided and abetted and caused BACAP's violations of Section 34(b) of the Investment Company Act. Specifically, BACAP Distributors willfully aided and abetted and caused BACAP to make untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

126. As a result of the conduct described in Section III above, BAS willfully violated, and willfully aided and abetted and caused violations of, Section 17(a) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

127. As a result of the conduct described in Section III above, BAS willfully violated, and willfully aided and abetted and caused violations of, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities.

128. As a result of the conduct described in Section III above, BAS willfully violated Section 15(c) of the Exchange Act and Rule 15c1-2 thereunder, which prohibit effecting transactions in, or inducing or attempting to induce, the purchase or sale of securities (other than on a national securities exchange of which it was a member) by means of a manipulative, deceptive, or other fraudulent device or contrivance.

129. As a result of the conduct described in Section III above, BAS willfully violated Rule 22c-1(a), as adopted under Section 22(c) of the Investment Company Act,

which requires certain mutual funds, persons designated in such issuers' prospectuses as authorized to consummate transactions in any such security, their principal underwriters, or dealers in the funds' securities, to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem.

130. As a result of the conduct described in Section III above, BAS willfully violated Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder, which require registered brokers and dealers to make and keep current, and preserve, books and records relating to their business as such. Specifically, by preparing inaccurate records through the pre-stamping of order tickets and by destroying certain cancelled "order" tickets and other communications, BAS willfully violated Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

131. As a result of the conduct described in Section III above, BAS willfully aided and abetted and caused BACAP's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, BAS willfully aided and abetted and caused BACAP to enter into an arrangement with a certain investor whereby that investor was allowed to time mutual funds managed by BACAP in exchange for fees on sticky assets in BACAP mutual funds and financial benefits received by BAS and other affiliated entities. BAS knew or was reckless in not knowing that its actions would aid and abet or contribute to BACAP's violations by rendering the fund prospectuses issued by BACAP materially misleading.

132. As a result of the conduct described in Section III above, BAS willfully aided and abetted and caused BACAP's violations of Section 34(b) of the Investment Company Act. Specifically, BAS willfully aided and abetted and caused BACAP to make untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

F. Undertakings

133. In determining to accept the Offer, the Commission considered the cooperation afforded the Commission's staff by Respondents during its investigation. This cooperation included conducting a thorough and independent internal investigation, sharing the results of that investigation with the Commission's staff, obtaining the resignations of certain supervisory personnel and others, and implementing certain remedial actions.

134. In determining to accept the Offer, the Commission further considered the following efforts voluntarily undertaken by the Nations Funds:

(a) Prior to May 1, 2005, each of the Nations Funds mutual funds will hold a meeting of shareholders at which all persons expected to serve on the Board of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust as of May 1, 2005 will stand for election.

(b) The seven trustees of Nations Funds with the longest tenure as trustees of Nations Funds or its predecessor entities as of the date of this Order, having either (i) attained by May 1, 2005 the current mandatory retirement age of 72, or (ii) determined not to seek reelection to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust, shall not stand for election to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust at the shareholder meeting referred to in subparagraph(a) above.

(c) Effective within 90 days of the date of this Order, no more than 25 percent of the members of the Board of Trustees of any Nations Funds mutual fund will be persons who either (a) were directors, officers or employees of BACAP or BACAP Distributors at any point during the preceding 10 years or (b) are an interested person, as defined in the Investment Company Act, of the Nations Funds mutual funds, BACAP or BACAP Distributors. In the event that the Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent trustee, the independent trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time.

(d) Effective within 90 days of the date of this Order, no chairman of the Board of Trustees of any Nations Funds mutual fund will either (a) have been a director, officer or employee of BACAP or BACAP Distributors at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of Nations Funds, BACAP or BACAP Distributors.

(e) Effective within 90 days of the date of this Order, any person who acts as counsel to the independent trustees of any Nations Funds mutual fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act and will not have any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors or any successor entity.

(f) No action will be taken by the Board of Trustees of any Nations Funds mutual fund or by any committee thereof unless such action is approved by a majority of the members of the Board of Trustees or of such committee, as the case may be, who are neither (i) persons who were directors, officers or employees of BACAP or BACAP Distributors at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of the Nations Funds mutual funds, BACAP or BACAP Distributors. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent trustees of a fund is not approved by the full Board of Trustees, the fund will disclose such proposal and the

related board vote in its shareholder report for such period

(g) Commencing in 2005 and not less than every fifth calendar year thereafter, each of the Nations Funds mutual funds will hold a meeting of shareholders at which the Board of Trustees will be elected.

(h) Each of the Nations Funds mutual funds will designate an independent compliance officer reporting to its Board of Trustees as being responsible for assisting the Board of Trustees and any of its committees in monitoring compliance by BACAP and BACAP Distributors with the federal securities laws, BACAP's fiduciary duties to fund shareholders, and their Code of Ethics in all matters relevant to the operation of the Nations Funds. The duties of this person will include reviewing all compliance reports furnished to the Board of Trustees or its committees by BACAP and/or BACAP Distributors, attending meetings of BACAP's Internal Compliance Controls Committee and BACAP Distributors' Internal Compliance Controls Committee to be established pursuant to BACAP's and BACAP Distributors' undertakings set forth in Section IV below, serving as liaison between the Board of Trustees and its committees and the Chief Compliance Officer of BACAP and BACAP Distributors, making such recommendations to the Board of Trustees regarding BACAP's and BACAP Distributors' compliance procedures as may appear advisable from time to time, and promptly reporting to the Board of Trustees any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

(i) Effective within 90 days of the date of this Order, Nations Funds mutual funds will operate in accordance with the following governance policies and practices:

(1) The Governance Committee of the Board of Trustees of Nations Funds ("the Board") shall be responsible for, among other things, making recommendations to the Board on issues related to the composition and operation of the Board.

(2) The Governance Committee shall be composed entirely of Trustees who are not interested persons, as defined in the Investment Company Act, of Nations Funds, BACAP or BACAP Distributors.

135. In determining to accept the Offer, the Commission further considered the following effort voluntarily undertaken by Respondent BAS:

(a) BAS will exit the unaffiliated introducing broker dealer mutual fund clearing business by December 31, 2004. In the event that BAS seeks to conduct any introducing broker dealer mutual fund clearing business relating to unaffiliated broker dealers, or to become directly or indirectly affiliated with any such clearing business, BAS undertakes to retain an independent consultant not unacceptable to the Commission staff to review the policies and procedures of the clearing business to ensure

compliance with the federal securities laws. The provisions of this Order shall not be binding on any unaffiliated purchaser of BAS's introducing broker dealer clearing business.

136. Ongoing Cooperation. In determining to accept the Offer, the Commission has considered the following undertaking by Respondents:

Respondents shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, Respondents have undertaken:

a. To produce, without service of a notice or subpoena, any and all documents and other information requested by the Commission's staff;

b. To use its best efforts to cause their employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c. To use its best efforts to cause their employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

d. That in connection with any testimony of Respondents to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Respondents:

i. Agree that any such notice or subpoena for Respondents' appearance and testimony may be served by regular mail on their attorney, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, attn: Stephen DiPrima, Esq.; and

ii. Agree that any such notice or subpoena for Respondents' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

137. Compliance and Oversight Structure (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. BACAP and BACAP Distributors shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the BACAP and BACAP Distributors Codes of Ethics. The Codes of Ethics Oversight Committee shall be comprised of senior executives

of BACAP's and BACAP Distributors' operating businesses. BACAP and BACAP Distributors shall hold at least quarterly meetings of the Codes of Ethics Oversight Committee to review violations of the Codes of Ethics, as well as to consider policy matters relating to the Codes of Ethics. BACAP and BACAP Distributors shall report on issues arising under the Codes of Ethics to the extent relating to fund business, including all violations thereof, to the Audit Committee of the Board of Trustees of the Nations Funds with such frequency as the Audit Committee of the Board of Trustees of the Nations Funds may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

b. BACAP and BACAP Distributors shall establish an Internal Compliance Controls Committee to be chaired by either BACAP's Chief Compliance Officer or BACAP Distributors' Chef Compliance Officer, which Committee shall have as its members senior executives of BACAP's and BACAP Distributors' operating businesses. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent trustees of the Nations Funds mutual funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of BACAP and BACAP Distributors, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Audit Committee of the Board of Trustees of the Nations Funds mutual funds with such frequency as the independent trustees of such funds may instruct, and in any event at least quarterly. BACAP and BACAP Distributors shall also provide to the Board of Managers of BACAP and the Board of Managers of BACAP Distributors the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Audit Committee of the Board of Trustees of the Nations Funds mutual funds.

c. BACAP and BACAP Distributors shall establish and staff a full-time senior-level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the Chief Compliance

Officer of BACAP and/or BACAP Distributors.

d. BACAP and BACAP Distributors shall require that BACAP's Chief Compliance Officer or a member of his or her staff review compliance with the policies and procedures established to address compliance issues under the Investment Advisers Act and Investment Company Act and that any violations be reported to the Internal Compliance Controls Committee.

e. BACAP and BACAP Distributors shall require the Chief Compliance Officer of BACAP to report to the independent trustees of the Nations Funds mutual funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent trustees of the Nations Funds mutual funds may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable trustee) shall be reported promptly.

f. BACAP and BACAP Distributors shall establish a corporate ombudsman to whom BACAP and BACAP Distributors employees may convey concerns about BACAP and/or BACAP Distributors business matters that they believe implicate matters of ethics or questionable practices. BACAP and BACAP Distributors shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent trustees of the Nations Funds mutual funds. BACAP and BACAP Distributors shall also review matters to the extent relating to fund business brought to the attention of the ombudsman, along with any resolution of such matters, with the independent trustees of the Nations Funds mutual funds with such frequency as the independent trustees of such funds may instruct.

138. Compliance and Oversight Structure (BAS). BAS shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. BAS shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the BAS Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives

of BAS's operating businesses. BAS shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. BAS shall report promptly on material issues arising under the Code of Ethics, including all violations thereof, to the Board of Managers of BAS.

b. BAS shall establish an Internal Compliance Controls Committee to be chaired by BAS's Chief Compliance Officer, which Committee shall have as its members senior executives of BAS's operating businesses. The Internal Compliance Controls Committee shall review compliance issues throughout the business of BAS, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on material internal compliance matters to the Board of Managers of BAS with such frequency as the Board of Managers of BAS may instruct, and in any event at least quarterly.

c. BAS shall require the Chief Compliance Officer of BAS to report promptly to the Board of Managers of BAS any material violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

d. BAS shall establish a corporate ombudsman to whom BAS employees may convey concerns about BAS business matters that they believe implicate matters of ethics or questionable practices. BAS shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the Board of Managers of BAS.

139. Independent Distribution Consultant. Respondents shall retain, within 10 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent trustees of the Nations Funds mutual funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by Respondents. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. Respondents shall require that the Independent Distribution

Consultant develop a Distribution Plan for the distribution of the $375 million in disgorgement and penalty, and any interest or earnings thereon, according to a methodology developed in consultation with Respondents and the independent trustees of the Nations Funds mutual funds and acceptable to the staff of the Commission.

b. Respondents shall require that the Independent Distribution Consultant submit a Distribution Plan to Respondents and the staff of the Commission no more than 100 days after the date of entry of the Order.

c. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, Respondents or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

d. With respect to any determination or calculation with which Respondents or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Respondents and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

e. Within 175 days of the date of entry of this Order, Respondents shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans, Respondents shall require that the Independent Distribution Consultant, with Respondents, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

f. Respondents shall require that the Independent Distribution

Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Respondents shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent Trustees of the Nations Funds mutual funds and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

140. Independent Compliance Consultant (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent trustees of the Nations Funds mutual funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by BACAP, BACAP Distributors or their non-investment company affiliates. BACAP and BACAP Distributors shall require the Independent Compliance Consultant to conduct a comprehensive review of BACAP's and BACAP Distributors' supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Codes of Ethics and federal securities law violations by BACAP, BACAP Distributors and their employees. This review shall include, but shall not be limited to, a review of BACAP's and BACAP Distributors' market timing controls across all areas of its business, a review of the Nations Funds mutual funds' pricing practices that may make those funds vulnerable to market timing, a review of the Nations Funds mutual funds' utilization of short term trading fees and other controls for deterring excessive short term trading, a review of possible governance changes in the Nations Funds mutual fund boards to include committees organized by market sector or other criteria so as to improve compliance, and a review of BACAP's and BACAP Distributors' policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. BACAP and BACAP Distributors shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. BACAP and BACAP Distributors shall require, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the

Independent Compliance Consultant to submit a Report to BACAP, BACAP Distributors, the Board of Trustees of the Nations Funds mutual funds, and the staff of the Commission. BACAP and BACAP Distributors shall require the Independent Compliance Consultant to address in the Report the issues described in paragraph 140 of these undertakings, and to include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of BACAP, BACAP Distributors and the Nations Funds mutual funds, and a procedure for implementing the recommended changes in or improvements to BACAP's and BACAP Distributors' policies and procedures.

b. BACAP and BACAP Distributors shall adopt all recommendations with respect to BACAP and BACAP Distributors contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, BACAP and BACAP Distributors shall in writing advise the Independent Compliance Consultant, the Board of Trustees of the Nations Funds mutual funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that BACAP and/or BACAP Distributors considers unnecessary or inappropriate, BACAP and/or BACAP Distributors need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to BACAP's and BACAP Distributors' policies and procedures on which BACAP, BACAP Distributors and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event BACAP, BACAP Distributors and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, BACAP and BACAP Distributors will abide by the determinations of the Independent Compliance Consultant.

d. BACAP and BACAP Distributors: (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of a majority

of the independent trustees of the Nations Funds mutual funds and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the independent trustees of the Nations Funds mutual funds or the Commission.

e. BACAP and BACAP Distributors shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. BACAP and BACAP Distributors shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent trustees of Nations Funds mutual funds and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

141. Periodic Compliance Review (BACAP and BACAP Distributors). Commencing in 2006, and at least once every other year thereafter, BACAP and BACAP Distributors shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of BACAP and/or BACAP Distributors. At the conclusion of the review, BACAP and BACAP Distributors shall require the third party to issue a report of its findings and recommendations concerning BACAP's and BACAP Distributors' supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Codes of Ethics and federal securities law violations by BACAP, BACAP Distributors and their employees in connection with their duties and activities on behalf of and related to the Nations Funds mutual funds. BACAP and BACAP Distributors shall promptly

deliver each such report to BACAP's Internal Compliance Controls Committee and to the Audit Committee of the Board of Trustees of each Nations Funds mutual fund.

142. Certification (BACAP and BACAP Distributors). No later than twenty-four months after the date of entry of the Order, the chief executive officer of BACAP and BACAP Distributors shall certify to the Commission in writing that BACAP and BACAP Distributors have fully adopted and complied in all material respects with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143, and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

143. Recordkeeping (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record, except electronic mail as set forth below, of BACAP's and BACAP Distributors' compliance with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143. BACAP and BACAP Distributors shall preserve for a period not less than three years from the end of the fiscal year last used, the first two years in an easily accessible place, any electronic mail record of BACAP's and BACAP Distributors' compliance with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143.

144. Independent Compliance Consultant (BAS). BAS shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by BAS or its non-investment company affiliates. BAS shall require the Independent Compliance Consultant to conduct a comprehensive review of BAS's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by BAS and its employees related to the retail sale and retail brokerage order processing of mutual funds. This review, which relates to the retail sale and retail brokerage order processing of mutual funds, shall include, but shall not be limited to, a review of financial arrangements of BAS in connection with the accounts of any BAS customer through any banking subsidiary or affiliate of Bank of America, a review of credit arrangements between BAS and Bank of America or affiliated entities, a review of BAS's promotion or marketing of mutual funds advised by Bank of America or its subsidiaries to customers of Bank of America or its affiliates, and a review of payments or provisions of information by BAS to assist Bank of America to pay for referrals of any brokerage, investment banking, or other secondary business from Bank of America or any subsidiary or affiliate. BAS shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

a. BAS shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry

of the Order, the Independent Compliance Consultant shall submit a Report to BAS and the staff of the Commission. BAS shall require the Independent Compliance Consultant to address in the Report the issues described in paragraph 144 of these undertakings, and to include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of BAS, and a procedure for implementing the recommended changes in or improvements to BAS's policies and procedures.

b. BAS shall adopt all recommendations with respect to BAS contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, BAS shall in writing advise the Independent Compliance Consultant and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that BAS considers unnecessary or inappropriate, BAS need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to BAS's policies and procedures on which BAS and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event BAS and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, BAS will abide by the determinations of the Independent Compliance Consultant.

d. BAS: (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the

Commission.

e. BAS shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with BAS or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with BAS or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

145. Periodic Compliance Review (BAS). Commencing in 2006, and at least once every other year thereafter, BAS shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of BAS. At the conclusion of the review, BAS shall require the third party to issue a report of its findings and recommendations concerning BAS's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by BAS and its employees in connection with the retail sales and brokerage order processing of mutual funds. BAS shall promptly deliver each such report to BAS's Board of Managers.

146. Certification (BAS). No later than twenty-four months after the date of entry of the Order, the chief executive officer of BAS shall certify to the Commission in writing that BAS has fully adopted and complied in all material respects with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147, and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

147. Recordkeeping (BAS). BAS shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record, except electronic mail as set forth below, of BAS's compliance with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147. BAS shall preserve for a period not less than three years from the end of the fiscal year last used, the first two years in an easily accessible place, any electronic mail record of BAS's compliance with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147.

148. Obligations of Successor to BAS. In the event that responsibility for the retail sales and retail brokerage order processing of mutual funds shall be transferred from BAS to a successor affiliated entity ("Successor"), Successor shall comply with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147.

149. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondents Offers. Accordingly, it is hereby ORDERED, effectively immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, BACAP is hereby censured.

B. Pursuant to Section 203(e) of the Advisers Act and Section 15(b)(4) of the Exchange Act, BACAP Distributors is hereby censured.

C. Pursuant to Section 15(b)(4) of the Exchange Act, BAS is hereby censured.

D. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BACAP shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act, Sections 17(d), 20(a) and 34(b) of the Investment Company Act and Rules 17d-1 and 20a-1 thereunder.

E. Pursuant to Section 8A of the Securities Act, Sections 21C of the Exchange Act, Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BACAP Distributors shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Sections 10(b) and 15(c) of the Exchange Act and Rules 10b-5 and 15c1-2 thereunder and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, and from causing any violations and any future violations of Section 34(b) of the Investment Company Act and Sections 206(1) and 206(2) of the Advisers Act.

F. Pursuant to Section 8A of the Securities Act, Sections 21C of the Exchange Act, Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BAS shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Sections 10(b), 15(c) and 17(a) of the Exchange Act and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 thereunder and

Rule 22c-1, as adopted under Section 22(c) of the Investment Company Act, and from causing any violations and any future violations of Section 34(b) of the Investment Company Act and Sections 206(1) and 206(2) of the Advisers Act.

G. Disgorgement and Civil Money Penalties. BAS, BACAP, and BACAP Distributors shall, within 20 days of the entry of this Order, pay, on a joint and several basis, disgorgement in the total amount of $250,000,000 ("Disgorgement") and civil money penalties in the amount of $125,000,000 ("Penalties"), for a total payment of $375,000,000.

a. Such payment shall be: (A) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) wired, hand-delivered, or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22132; and (D) submitted under cover letter that identifies BACAP, BACAP Distributors, and BAS as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter, wire transfer instruction, money order, or check shall be sent to Mark K. Schonfeld, Regional Director, Securities and Exchange Commission, Division of Enforcement, Northeast Regional Office, 233 Broadway, New York, NY, 10279.

b. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.G. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by Respondents ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondents agree that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondents in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on

substantially the same facts as alleged in the Order in this proceeding.

H. Respondents shall comply with the undertakings set forth in paragraphs 137 through 147 above.

I. Other Obligations and Requirements. Nothing in this Order shall relieve Respondents or any Nations Fund mutual fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

TAB B.8

Execution Copy
(January 31, 2005)

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION

---X

In the Matter of

BANC OF AMERICA CAPITAL MANAGEMENT, LLC, BACAP DISTRIBUTORS, LLC, and BANC OF AMERICA SECURITIES, LLC

---X

ASSURANCE OF DISCONTINUANCE
PURSUANT TO EXECUTIVE LAW § 63 (15)

WHEREAS, pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York, commenced an investigation in July 2003 into the practices, procedures and conduct of Banc of America Capital Management, LLC and its predecessor, Banc of America Advisors, LLC (individually and collectively, "BACAP"), BACAP Distributors, LLC ("BACAP Distributors"), and Banc of America Securities, LLC ("BAS") (individually and collectively, "Respondents") during the period 1998 through September 2003 respecting: (a) market timing of mutual funds; and (b) late trading of mutual funds (collectively, the "Investigation");[1]

WHEREAS, the Investigation was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC") of Respondents;

[1]"Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing. "Late trading" refers to obtaining a given day's mutual fund share price for orders to buy, sell or exchange shares that were placed after the close of the market on that day.

WHEREAS, BACAP was and is the investment advisor to all mutual funds or series, in the Nations Funds mutual fund complex, (the "Nations Funds") and a subsidiary of Bank of America, N.A., that does business in New York, New York;

WHEREAS, BACAP Distributors is an investment adviser, broker-dealer and acted as the distributor and administrator of the Nations Funds;

WHEREAS, BAS is a full-service investment bank, a broker-dealer and a subsidiary of Bank of America Corporation;

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, Respondents have cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, the Investigation revealed that certain practices by Respondents have violated the Martin Act, Executive Law, §63 (12), and the General Business Law, §349;

WHEREAS, Respondents have advised regulators of their desire to resolve the Investigation;

WHEREAS, BACAP and BACAP Distributors agree to reduce the management fees charged to certain Nations Funds distributed to retail investors in the United States;

WHEREAS, BACAP agrees not to manage or advise the Nations Funds unless the Nations Funds agree to and do implement certain changes with respect to the corporate governance of the Nations Funds, and to maintain a certain compliance and ethics corporate structure;

WHEREAS, Respondents agree to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and Respondents agree to the sanctions provided herein;

NOW THEREFORE, the Attorney General, based upon the Investigation, makes the following findings:

FINDINGS

1. BACAP, a subsidiary of Bank of America, N.A. which in turn, is a subsidiary of Bank of America Corporation ("Bank of America"), is registered as an investment adviser. From January 1, 2003 to present, BACAP (Banc of America Capital Management, LLC) managed and advised the Nations Funds. BACAP has ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BACAP is the successor to Banc of America Advisors, LLC ("BAA"), a registered investment adviser that managed and advised the Nations Funds prior to January 1, 2003.

2. BACAP Distributors, a subsidiary of Bank of America, N.A., and an affiliate of Nations Funds, is a registered investment adviser as well as a registered broker-dealer. From January 1, 2003 to present, BACAP Distributors acted as the distributor and administrator of the Nations Funds. Prior to January 1, 2003, BAA and Stephens Inc. served as co-administrators and co-distributors of Nations Funds. (For such prior period, references to "BACAP Distributors" includes BAA.) As of March 31, 2004, BACAP advised more than $200.8 billion, including more than $128.6 billion under management in the Nations Funds family of funds.

3. BAS, a subsidiary of Bank of America, is a full-service investment bank and brokerage firm with principal offices in San Francisco, California, New York, New York, and Charlotte, North Carolina. BAS is an investment adviser as well as a registered broker dealer.

4. Nations Funds Trust, the registrant and issuer of the shares of the Nations Funds, is an open-end investment company under the Investment Company Act of 1940. As of March 31, 2004, Nations Funds Trust offered fifty-six different portfolios. Nations Funds Trust is organized under Delaware law.

5. Theodore C. Sihpol, III ("Sihpol") was a broker in BAS's high-net worth group in Manhattan, New York. Sihpol resides in New Canaan, Connecticut.

6. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

7. Canary Investment Management, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

8. Canary Capital Partners, Ltd., is a Bermuda limited liability company.

9. Edward J. Stern ("Stern") is a resident of New York, New York and was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd (collectively, "Canary").

10. The Attorney General has jurisdiction over this matter pursuant to the Martin Act, Executive Law §63, and the General Business Law, §349.

A. Summary

11. From as early as July 2000 and continuing through July 2003, BACAP, the investment adviser to the Nations Funds, as well as BACAP Distributors, the distributor and administrator for Nations Funds, allowed certain market timing clients to engage in short-term or excessive trading and never disclosed this fact to other investors.

12. During this period, BACAP and BACAP Distributors entered into arrangements with two entities, allowing them to engage in frequent short-term trading in at least 13 Nations Funds mutual funds, including international funds. BACAP and BACAP Distributors knew and approved of the short-term trading arrangements, and allowed the arrangements to continue despite knowing that such trading could be detrimental to Nations Funds shareholders. These arrangements increased the advisory fees earned by BACAP and the distribution fees earned by BACAP Distributors. Moreover, in connection with one of these arrangements, BACAP received "sticky assets" – long-term investments that were to remain in place in return for allowing the client to market time the funds.

13. Throughout the relevant period, BACAP and BACAP Distributors did not disclose to Nations Funds' shareholders the special arrangements made with these short-term traders and the potential harm these arrangements posed to the relevant Nations Funds. BACAP and BACAP Distributors also did not disclose the resulting conflicts of interest these arrangements created between BACAP, BACAP Distributors, and Nations Funds' shareholders. These non-disclosures constituted material omissions of fact. The trades made pursuant to these relationships were also contrary to representations to various clearing broker dealers made by BACAP that Nations Funds would not allow more than eight exchanges per fund account per year because of the harmful effect of short-term trading on Nations Funds.

14. Moreover, in accordance with exceptions approved by the Board of Trustees of Nations Funds, one of these clients was exempted from a redemption fee on short-term trades in certain Nations Funds international equity mutual funds. BACAP and BACAP Distributors did not disclose the existence of this approved timing relationship, or the fact that this client was

being exempted from the redemption fee, in prospectuses and proxy statements issued to shareholders and potential shareholders.

15. BACAP had a fiduciary duty to act at all times in the best interests of the Nations Funds and their shareholders. As a result, BACAP had an affirmative obligation to act in the utmost good faith and to provide full and fair disclosure of all material facts, including conflicts of interest, to Nations Funds' shareholders. It further had an affirmative obligation to act with reasonable care to avoid misleading prospective investors in the Nations Funds.

16. By placing its own interests in generating fees for itself and affiliated entities above those of Nations Funds' shareholders, and by failing to disclose these arrangements and resulting conflicts of interest, BACAP breached its fiduciary duty to shareholders in the funds where the short-term or excessive trading took place.

17. At the same time, BAS facilitated market timing and late trading by some introducing broker dealers and a hedge fund at the expense of shareholders of Nations Funds and other mutual fund families.

18. These entities effected their late trading through BAS's "Special Mutual Fund Order Entry System." Once granted access to BAS's Special Mutual Fund Order Entry System, BAS's clients could and did enter mutual fund trade orders as late as 7:00 p.m. ET. BAS either knew that these entities were engaged in late trading or recklessly disregarded the obvious risk of late trading through this system.

19. BAS also provided its introducing broker-dealer clients with account management tools and other assistance that enabled the introducing broker-dealers to conceal the market timing activities of their clients from unsuspecting mutual funds. BAS facilitated the submission

of hundreds of market timing trades by these broker-dealers after the mutual funds in question had acted to block these entities from further trading.

B. <u>Facts</u>

<u>**Market Timing and Late Trading**</u>

20. Market timing can harm other mutual fund shareholders because it can dilute the value of their shares. Market timing can also disrupt the management of the mutual fund's investment portfolio and cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

21. Mutual funds are required to disclose in their prospectuses the time as of which the NAV (net asset value) is set for purposes of determining the price at which shareholders may buy or redeem mutual fund shares.

22. For example, the August 1, 2001 prospectus for Nations Funds Primary A Shares states that orders received "before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share."

23. Mutual fund prospectuses also disclose whether the mutual fund has designated a principal underwriter, dealer, or any other person as authorized to consummate transactions in shares issued by the fund. For example, the August 1, 2003 prospectus for Nations Funds Primary A Shares disclosed that BACAP Distributors was the exclusive distributor (*i.e.*, principal underwriter) of Nations Funds shares. The selling agreement between BACAP Distributors -- the exclusive distributor of Nations Funds' shares -- and BAS identified BAS as a financial intermediary authorized to offer and sell Nations Funds' shares. Pursuant to the January 1, 2003

distribution agreement, BACAP Distributors warranted to Nations Funds Trust that it would "offer and sell Shares at the applicable public offering price or the net asset value next determined after an order is received."

24. Late trading enables the trader to profit from market events that occur after 4:00 p.m. but that are not reflected in that day's price. In particular, the late trader obtains an advantage – at the expense of the other shareholders of the mutual fund – when he learns of market moving information and is able to purchase (or sell) mutual fund shares at prices set *before* the market moving information was released.

25. Permitting late trading harms other shareholders and the mutual fund.

BACAP's Timing Policies

26. At all times during the existence of the approved timing relationships, BACAP had internal policies designed to identify and prevent market timing in Nations Funds. As disclosed in the August 1, 2001 prospectus for Nations Funds Primary A Shares, Nations Funds reserved the right to "limit the number of exchanges that [an investor] can make within a specified period of time." In order to effectuate this policy, BACAP's "timing police" regularly obtained and reviewed transaction reports to identify potential market timing transactions. Once a transaction was identified as a possible "market timing" trade, BACAP's "timing police" would instruct the transfer agent to block the transaction and would alert the clearing broker of the block.

27. In an April 26, 2001 letter to one such clearing broker, BACAP described Nations Funds' market timing policy: "Nations Funds believes that market-timing activity can be detrimental to fund performance and portfolio management, which is not in the best interests of

shareholders. As stated in the prospectus, Nations Funds reserves the right to limit the number of share exchanges within a specified time period." The letter defined Nations Funds' "policy with respect to exchange activity" as limiting exchanges to "a maximum of eight, per fund account, per rolling 365-day period (i.e., the 12 months prior to the most recent exchange)," and disclosed that "[e]xchange privileges will be suspended on a particular fund account after there have been eight exchanges in the fund account during a rolling 365-day period."

28. BACAP revised its internal market timing policies in August 2002. In a letter sent to at least fifteen "firms identified as market timers," BACAP informed these entities that "Nations Funds has the following policy with respect to redemptions either by selling shares or exchanging into another Fund." The letter continued: "Generally, exchange purchases are limited to a maximum of three per fund account, per rolling 28 day period. Additionally they are limited to a maximum of eight, per fund account, per rolling 365-day period. . . ."

29. In addition to the prospectuses and letters to clearing brokers, BACAP also disclosed its market timing policies in "due diligence" questionnaires provided to potential large investors. For example, in response to a question in an April 2001 due diligence questionnaire regarding Nations Funds' market timing policies, BACAP responded that Nations Funds "does monitor for 'hot money' flows and seeks to exclude short-term investors from investing. Historically, there have been occasional examples of market timing; however, the advisor has taken steps to identify these accounts and has refused to accept investments from these shareholders."

BACAP's Approved Timing Relationships

The TranSierra Capital Relationship

30. In July 2000, a financial adviser affiliated with TranSierra Capital, LLC ("TranSierra") contacted a Nations Fund sales representative via e-mail about commencing a new timing relationship with Nations Funds. The adviser requested permission for her clients to "make at least 12 and not more than 20 'round trips'" between Nations Funds' Municipal Income Fund and a money market fund. The adviser also expressed interest in timing Nations Funds' California Tax Free Fund and California Municipal Bond Fund under the same parameters.

31. As the adviser informed the sales representative, two years earlier TranSierra had received "approval from Nations to place up to $4 million in the Nations Municipal Income A (NMUIX)" and to engage in twelve to twenty "round trips" between that fund and a Nations Fund money market fund. Due to underutilization of that timing capacity, and a desire to time additional funds, the adviser sought the portfolio manager's renewed approval for additional market timing trades.

32. The portfolio manager approved TranSierra's timing request. Neither the portfolio manager nor any BACAP employee conducted any analysis to determine whether shareholders of these funds would be harmed by TranSierra's transactions.

33. In October 2000, and again in June 2001, BACAP's "timing police" identified and issued stop orders for market timing transactions by TranSierra. When the "timing police" learned about the portfolio manager's approval, BACAP lifted the stop orders.

34. The TranSierra relationship continued until the portfolio manager who approved the relationship left BACAP in mid-2003. When the new portfolio manager complained to

BACAP's "timing police" in June 2003 that these transactions interfered with fund management and harmed performance, BACAP terminated the relationship. By that time, however, TranSierra had executed 524 transactions in three Nations Funds (Nations Municipal Income Fund, Nations Intermediate Municipal Bond Fund and Nations California Municipal Bond Fund), reaping almost $2 million in profits.

The Canary Relationship

35. BAS initiated the relationship with Canary through a "cold call" by Theodore Sihpol, a broker in BAS's high-net worth group. Sihpol followed up on this initial telephone contact through a personal meeting with Stern in early April 2001.

36. During this meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so. Stern asked if Canary would be allowed to time Nations Funds, and proposed that Bank of America, N.A. lend Canary the money to do so and that BAS provide clearing services for the trades. Sihpol agreed to seek approval from his superiors.

37. Later that month, Sihpol invited Stern to attend a meeting at BAS's New York offices to explain further the proposal. During this meeting, Stern and two of Canary's traders explained their strategy to a group of BAS officers, including Sihpol. Stern and the traders discussed their credit needs and presented a list of Nations Funds they would most like to time.

38. To obtain approval for Canary's proposed timing transactions, Sihpol called the co-President of BACAP. Sihpol explained Canary's request to BACAP's co-President, including that Canary would be willing to commit "permanent" assets in certain Nations Funds in exchange for permission to time other, more volatile, funds. Sihpol opined that establishing a relationship with Stern could result in BAS wresting management responsibilities for the Stern

family fortune from a competitor.

39. Following the call with Sihpol, BACAP's co-President discussed the proposal with BACAP's Chief Administrative Officer ("CAO"). BACAP's CAO stated that he did not like the proposal because permitting Canary to time Nations Funds, while actively precluding other market timers, would send conflicting messages to the BACAP sales force. However, BACAP's co-President explained that granting Canary timing capacity would strengthen BACAP's relationship with BAS's high net-worth group and lead to increased investments in Nations Funds by these clients.

40. BACAP's co-President contacted the portfolio managers for three of the four Nations Funds Canary wished to time. In each of these conversations – which lasted only a few minutes – BACAP's co-President explained that Canary intended to time up to 1% of the fund's assets under management, and that Canary would average one "round trip" between the timed fund and a money market fund per week. Although the portfolio managers acceded to the request, no one performed any analysis to determine what, if any, harm would result to the funds' shareholders due to Canary's transactions.

Canary Memorializes the Relationship

41. On May 1, 2001, Stern sent Sihpol a letter confirming the Nations Funds Canary was going to time and providing the dollar amounts of timing for each fund. As described in the memorandum, Canary would initially time four funds – Nations Convertible Securities Fund, Nations International Equity Fund, Nations Emerging Markets Fund and Nations Small Company Fund – in an aggregate amount of $16.8 million. The short term trading would average one "round turn" per week. After selling a fund, the proceeds of the sale were to be deposited into a

money market or short-term bond fund until Canary decided to "redeploy" it for the next timing trade in the "approved" Nations Funds.

42. The letter further confirmed the understanding reached with respect to order processing and BAS's intention to provide financing for Canary's trades. Stern wrote that "We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than ... specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via [the Special Mutual Fund Order Entry System], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with [the Special Mutual Fund Order Entry System] and begin trading electronically as soon as possible."

43. Stern also confirmed that in return for allowing such timing activity Canary would commit "permanent" capital to Nations Funds in an amount equal to the capital used to "time" other Nations Funds.

44. Sihpol forwarded Canary's letter to BACAP's co-President. Sihpol also advised BACAP's co-President of the Canary entities which would be used to time trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

45. BACAP's co-President forwarded the Canary letter and Sihpol's e-mail to various senior managers within BACAP as well as certain portfolio managers. As BACAP's co-President noted in his accompanying e-mail message, "I've spoken to a number of you about this

day trading exception. The account is the Stern family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues." BACAP's co-President also requested that BACAP's CAO notify one of the three sub-advisers for the international funds that a BAS client had been approved to time funds managed by these advisers.

Canary's Requests For Additional Market Timing Capacity

46. Shortly after securing approval to time certain Nations Funds, Canary, through Sihpol, began to ask for more timing capacity. Between May 2001 and January 2003, Canary made eight requests for either access to new funds or increases in agreed-upon limitations.

47. Canary's numerous requests exacerbated the difficulties caused by BACAP's failure to monitor Canary's adherence to agreed-upon limitations. For example, in response to an August 2001 request by Sihpol for additional timing capacity in Nations International Equity Fund, BACAP's co-President responded that "there should not be any timing in International Equity – they can't handle it." When Sihpol reminded BACAP's co-President that Nations International Equity Fund was "one of the original funds that [the Canary entities] were approved to trade from the out start (sic)," BACAP's co-President denied the request for additional capacity. Despite BACAP's co-President's statement that the Nations International Equity Fund "can't handle" market timing transactions, Canary continued to time the Nations International Equity Fund.

48. BACAP's failure to establish procedures to monitor Canary's compliance with agreed-upon limitations also permitted Canary routinely to exceed these limitations. Moreover, even when BACAP identified situations where Canary violated these limitations, BACAP did

not terminate the Canary relationship.

49. For example, in December 2002, a portfolio manager informed BACAP's "timing police" that Canary's transactions interfered with portfolio management. In the course of investigating this complaint, the "timing police" learned that Canary had exceeded transaction and trade frequency limitations for at least two Nations Funds. Having been caught by the "timing police," Canary agreed to conform its trading patterns for these funds. However, Sihpol subsequently highlighted this "important" concession to BACAP's co-President as additional "leverage for the new [timing] space" previously discussed between Stern, Sihpol and BACAP's co-President.

50. BACAP's failure to monitor Canary's transactions also prevented BACAP from minimizing harm caused by these transactions. On March 12, 2003, Canary invested approximately $1.6 million in Nations Managed Index Fund. The following morning, a member of the portfolio management group for the fund alerted BACAP's "timing police" in an internal e-mail that BACAP's failure to provide advance notification of such significant transactions harmed long-term shareholders: "We get notified of mutual fund inflows the morning AFTER the client has bought or sold into the fund. If the cash flows are a small percentage of a fund's assets, the timing mis-match does not meaningfully impact performance. However, if the cash flow is a meaningful percentage of the fund, the timing mis-match can turn out to have enormous implications. Example: This morning in the managed index fund, NMIMX, we had an inflow of 5% of the funds assets (which is great!). The client is going to get into the fund at yesterday's price. We were notified about the flow this morning. The market opened up 2%, which is where we bought futures to hedge the flow. The net result is that the fund is now approximately 10bp

[basis points] behind the index. This has huge negative implications."

51. BACAP attempted to address this issue by arranging through discussions with Stern in late March 2003 for Canary to provide notification of "likely" index fund transactions. However, Canary did not always provide the requested notification. And even when Canary provided e-mail notification of "likely" transactions, this notification did not enable the portfolio managers to prevent shareholder dilution.

52. For example, on May 12, 2003, the portfolio manager for Nations MidCap Index Fund informed the "timing police" in an internal e-mail that "the PB [Private Bank] has a client [Canary] who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders."

53. The following day, Canary redeemed its May 12, 2003 purchase. However, the portfolio manager did not receive notification about the Canary trade until after the close and therefore could not hedge against this transaction. The portfolio manager informed senior BACAP executives in an e-mail about the untimely notification and requested that these executives prevent further transactions by Canary in the fund.

54. Two days later, Canary made another purchase in the Nations Funds' Mid-Cap Index Fund, a position Canary redeemed a day later. As the portfolio manager complained in an e-mail titled "Surely this has to be the final trade," "The $9m that came into midcap yesterday is going out today. That's two round trips this week. The next time he comes in, we absolutely

have to be able to DK [reject] the trade. Enough is enough." BACAP halted Canary's timing activity in this fund several days later.

55. Between May 2001 and July 2003, Canary had as much as $70 million in approved timing space in ten Nations Funds mutual funds: Nations International Equity Fund, Nations Small Company Fund, Nations Convertible Securities Fund, Nations Strategic Growth Fund, Nations SmallCap Index Fund, Nations MidCap Index Fund, Nations LargeCap Index Fund, Nations Managed Index Fund, Nations Value Fund and Nations Emerging Markets Fund. Canary executed more than $3 billion of purchases and sales in these funds, and ultimately reaped nearly $16.7 million of profits through this trading.

Bank of America Affiliates Profited From the Relationship

56. Bank of America affiliates- profited from the Canary relationship. BAS received more than $4.1 million from a 1% "wrap" fee on Canary's timing assets and broker fee revenue for Canary-related accounts.

57. BAS also generated revenues from various alternative-trading strategies utilized by Canary. One of these trading strategies involved derivative transactions known as share basket swaps. Between August 2001 and July 2003, Canary entered into 38 share basket swaps with BAS's derivatives desk. In connection with these transactions, Canary agreed to pay BAS the appreciation, and BAS agreed to pay Canary the depreciation, on a basket of equities. To hedge its market exposure, the BAS derivatives desk would short-sell the basket of equities.

58. Canary chose the stocks in each share basket to replicate the portfolio of a corresponding mutual fund it was timing. Canary used the share basket swaps to hedge its exposure to the risk associated with securities in its mutual fund portfolios that it perceived to be

poor performers, as well as to reduce the volatility of its long mutual fund positions. The swap transactions also enabled Canary effectively to "short" its mutual fund positions and thus benefit from market timing transactions when Canary believed that the price of a particular mutual fund would decline.

59. BAS earned more than $7 million in revenue from executing derivative transactions that were part of Canary's market timing strategy.

60. Canary, through an affiliate, also received a loan from Bank of America's banking entity, the "Private Bank," a division of Bank of America, N.A. Canary utilized this financing to trade mutual funds in brokerage accounts maintained at BAS. The mutual funds purchased and held in the BAS accounts cross-collateralized the loan and the share basket swaps that Canary engaged in at BAS. At the inception of the financing, in July 2001, Canary received a $70 million revolving credit facility. Over time, the Private Bank increased Canary's line of credit to a maximum of $125 million.

61. A Senior Private Lending Specialist from the Private Bank's Credit Department monitored loan collateralization on a daily basis. This officer analyzed the loan balance and swap exposure by calculating the collateral maintenance through the Private Bank's Trading Credit Risk Information System. To further facilitate this collateral monitoring, the Private Bank received from Canary a document listing Canary's approved timing relationships and the limitations imposed by each fund family.

62. The Private Bank received more than $1 million in revenue from its lending relationship with Canary.

63. BACAP received $267,000 in additional advisory fees on Canary's assets invested

in Nations Funds.

64. BACAP Distributors received $113,000 in additional distribution fees on Canary's assets invested in Nations Funds.

BACAP Knew That Market Timing Harmed Long-Term Shareholders

65. Both at the commencement and throughout the approved timing relationships, BACAP knew that market timing could and did harm Nations Funds' shareholders.

66. For example, shortly after approving Canary's April 2001 market timing request, senior BACAP officers consulted with the sub-advisers for Nations Funds' international equity funds about another potential timing relationship. As with Canary, in exchange for permission to time international equity funds, the potential client promised in an e-mail to be a "long term" partner with Nations Funds, invest "sticky assets" in certain Nations Funds, and to "seed" any new funds BACAP intended to offer.

67. Each of the three sub-advisers informed BACAP's management that permitting market timing would harm long-term investors. As one of the sub-advisers explained in an e-mail received by senior BACAP officers, market timing harms the funds and its shareholders in at least three ways:

(a) First, market timing harms fund performance. "Given that market timers are trying to exploit an arbitrage which occurs because of increased global correlations and the closed nature of some of the International markets they tend always for performance purposes to be in the wrong direction. So that when US markets, particularly Nasdaq, are sharply lower Timers are sellers of International thereby either taking cash away in a down market or more usually forcing the manager to sell into weak markets and vice-versa."

(b) Second, market timing has negative tax consequences for long-term investors. "As these are taxed funds the vastly increased turnover may result in a deterioration of the net of tax return."

(c) Third, "[a]nd most importantly Who is paying for the arbitrage? As I understand it it is the other mutual fund holders who are being disadvantaged by the activities of the 'market timers.' Aside from the fact that the vastly increased turnover of the fund is likely to hurt performance as is discussed above, the arbitrage exists because market timers are effectively dealing at 'stale prices' as Asian markets have closed. They are therefore selling stocks at historic prices when they are likely to open lower or buying them when they are likely to open higher, this at the expense of the existing mutual fund holders as the 'gain' made by market timers must be a transfer or 'loss' for the existing holders."

68. Discussions among senior BACAP officers about instituting a redemption fee on certain Nations Funds in February 2002 further demonstrate BACAP's knowledge that market timing harmed Nations Funds' shareholders. When BACAP's CAO complained in February 2002 that BACAP "continue[s] to get killed by market timing activity in our international portfolios," BACAP's co-President responded that an analysis done by one of the funds' sub-advisers demonstrated that market timers were responsible for the inferior performance of Nations Funds' international equity funds. BACAP's co-President concluded that the issue of whether a redemption fee was necessary to combat harm caused by market timing (including harm to shareholders in funds being timed by Canary) was so obvious that it was "not something that [BACAP] need[ed] to study too hard."

69. When BACAP sales personnel objected to imposing a redemption fee on these funds, BACAP's co-President overrode these objections. As BACAP's co-President informed the head of BACAP's Product Development Group, "we need to put a fee on International Equity and Emerging Markets asap. If the group can't make a decision, then I'll exercise 'executive privilege.' We've got a real demonstrated problem on several of our funds which creates a fiduciary responsibility that I can't let go on unmanaged."

BACAP Failed To Disclose Canary's Exemption From the Redemption Fee

70. BACAP's co-President's threat to exercise "executive privilege" resulted in immediate consideration of a redemption fee by BACAP's Product Development Committee. During the Product Development Committee meeting, a senior member of the committee explained that a redemption fee was necessary because attempts by market timers to capture a price arbitrage opportunity "cause[] the portfolio management teams to maintain higher than desirable levels of cash, putting a performance drag on the Funds, which disadvantages the majority of shareholders." The Product Development Committee recommended that the Nations Funds Board of Trustees ("the Board") adopt a redemption fee on some Nations Funds with various exemption categories, including an exemption for "contractual agreements between the Distributor and certain dealers who would be allowed to short-term trade without paying the fee." The "Stern Family accounts" were to be exempted from the fee pursuant to this exception.

71. In a May 21, 2002 letter, BACAP's co-President informed the Board that "special matters" to be presented at the May 29-30, 2002 Board meeting would include approval for a redemption fee on certain funds. As BACAP's co-President explained, "As markets have become increasingly volatile, markettimers have become more prevalent. This is particularly

true in international equity funds. As a general matter, we believe that market timing is harmful to the majority of our Funds' shareholders."

72. At or about the time he sent the letter to the Board, BACAP's co-President spoke with the head of Bank of America's Asset Management Group about the upcoming Board meeting. Part of this discussion included a review of draft materials that specifically disclosed that the "Stern Family accounts" would be exempt from the redemption fee. Both gentlemen agreed that, even if customer privacy concerns prevented BACAP from identifying Canary as the exempt client, BACAP's co-President should inform the Board that BACAP had an approved timing relationship and that the approved timer would be exempt from the fee.

73. The materials ultimately provided to the Board did not disclose that the "Stern Family accounts" would be exempt from the redemption fee. In the "Executive Summary" section of the presentation materials, BACAP informed the Board that "[s]pecific exceptions will be made for trades unrelated to market timing." In a subsequent section titled "Exempted Transactions," the materials noted that one of the proposed exemption categories covered "**[s]hares redeemed from accounts for which the dealer, broker or financial institution of record have entered into an agreement with Nations Funds specifically allowing short-term trading activity, including BAI, Bank of America Private Bank, Merrill Lynch and specific accounts (Under these circumstances the negative impact can generally be avoided)**" (emphasis original).

74. According to senior BACAP officials, during his presentation to the Board, BACAP's co-President explained that BACAP had a controlled market timer who was being

permitted to market time Nations Funds, including some of the funds affected by the redemption fee proposal, and that this client would not be assessed the redemption fee.

75. The Board did not ask any questions regarding the exemptions to the redemption fee, including the identity of the "specific accounts" referenced in the Board materials. The Board unanimously approved the implementation of the redemption fee as proposed.

76. Thereafter, senior BACAP personnel, internal counsel, and outside counsel drafted an update to the relevant prospectuses. BACAP personnel, internal BACAP counsel and outside counsel discussed whether, and how, to disclose that BACAP's "controlled market timer" would be exempt from the fee. An initial draft disclosed that the redemption fee would not apply on shares "redeemed from accounts established to specifically allow short-term trading activity, and other managed agency/asset allocation accounts." However, the final August 2002 prospectus stated that the redemption fee would not apply to shares "redeemed from accounts whereby agreement with Nations Funds short-term trading activity is permitted, including shares sold as part of an automatic rebalancing within an asset allocation program."

77. In an e-mail labeled "**for internal use**," a member of the Product Development Committee instructed representatives of BACAP's sales force and Nations Funds' transfer agent not to disclose the existence and identity of BACAP's "controlled market timer" to the investing public. This executive cautioned that any investor query regarding the identity of entities excluded from the redemption fee "should be answered generically with a comment such as, 'The list is very short and we generally limited it to entities that have not previously engaged in market timing and that we have some level of confidence that the current situation will not change. ...' If third parties inquire as to what 'generally' means in that description, you can cite an exception

that we have made for a client who is *temporarily* unable to handle the operational requirements. It would be inappropriate to discuss additional client names" (emphasis original).

Late Trading by Canary and Others

BAS's Mutual Fund Order Entry Processes

78. Mutual fund transactions at BAS were effected through two different electronic systems: the Mutual Fund Routing System ("MFRS") and through a batch file submission mechanism known internally as the "Special Mutual Fund Order Entry System."

79. MFRS is a single order data entry application that had been provided to BAS by a third-party vendor. There were two methods to input trades into MFRS. The first method involved BAS registered representatives or introducing broker dealers writing out order tickets and forwarding the tickets to BAS's Mutual Funds Operations Department ("Operations"). A dedicated settlement associate in Operations entered the trade into MFRS for execution. Trades could be entered into MFRS until 5:30 p.m. ET. These transactions were subsequently batched by the system and periodically forwarded to National Securities Clearing Corporation's ("NSCC") Fund/SERV mutual fund trading platform via multi-batch processing. Batches were submitted to NSCC by a third party vendor at 9:30 a.m., 11:30 a.m., 5:30 p.m. and 8:30 p.m. ET. Fund/SERV, in turn, communicated the trade to the corresponding mutual fund companies.

80. Introducing broker-dealer clients of BAS and certain BAS registered representatives could also enter trades into MFRS without manual assistance. Electronic access was given to BAS registered representatives and correspondents to enter trades remotely from their offices.

81. MFRS assigned and recorded the time the transaction was entered into the system. In certain instances, BAS reviewed MFRS transactions the following day in the Mutual Fund Audit Report, using exception reports generated by MFRS. The reports contained fields for: (1) time of entry into the system; and (2) time of trade execution for trades from June 2003 forward. However, few times of trade execution were ever actually recorded because this data field in the transaction entry record was an optional entry. Moreover, even when the time of order execution was recorded, these records were not retained within BAS's systems because BAS did not update their database to capture and store this information.

82. BAS's Special Mutual Fund Order Entry System was an alternative system utilized to enter only mutual fund exchange transactions. Because BAS installed the Special Mutual Fund Order Entry System at the offices of certain introducing broker dealer clients and ultimately Canary, these entities were able to send mutual fund exchanges directly to the third-party vendor for transmission to NSCC and thus bypass BAS's operations and compliance functions.

Late Trading by Introducing Broker Dealers

83. Beginning in 1999, BAS actively solicited clearing business from introducing broker dealers with significant mutual fund market timing clients. As reflected in an internal e-mail, at the time BAS decided to enter this business segment, BAS was aware that mutual fund families did "not cherish this business," and that BAS would have to "leverage whatever [it could] with them" and establish a "close working relationship with them in order to expedite corrections, adjustments, late orders, etc."

84. BAS's decision to clear transactions for market timers was the subject of significant internal debate. One BAS Manager complained in an e-mail that entering into this business not only threatened BAS's non-timing clearing business, but that the first market timing client was a particularly bad choice because it "pushes the limits and ignores the principals (sic) of mutual fund investing." The BAS Manager was informed in an e-mail from a Vice President in BAS's clearing group that BAS's entry into the mutual fund timing business was "not something that we are going to back out of at this point" because there were "very senior people" at BAS's clearing group, the third-party vendor and the client who were "watching the status of this project."

85. Between June 1999 and August 2003, BAS entered into clearing agreements with at least three registered broker-dealers whose clients engaged in mutual fund market timing. BAS's primary business purpose with respect to those introducing broker-dealers was to provide market timing services. To achieve this purpose, BAS: (1) attempted to negotiate agreements with fund families, including Nations Funds, to permit these clients to engage in market timing; (2) provided its Special Mutual Fund Order Entry System to these broker-dealers; and (3) permitted these broker-dealers to establish multiple account and registered representative numbers which enabled the broker-dealers to evade detection of ongoing market timing activity.

86. At least some of the introducing broker-dealers who had access to BAS's Special Mutual Fund Order Entry System utilized this system to engage in late trading.

87. During the period that these entities were entering trades through BAS's Special Mutual Fund Order Entry System, certain officers and employees in BAS's clearing group were

aware that the system could be used for late trading. This awareness is demonstrated by, among other things, the following:

(a) In two different "pitch meetings" with market timing hedge funds, senior officers from BAS's clearing group touted the ability to enter mutual fund orders after 4 p.m. ET through the Special Mutual Fund Order Entry System as an additional benefit of establishing a relationship with BAS.

(b) A November 2001 memorandum prepared for senior management in BAS's clearing group noted "As broker dealer on any account that buys, sells or exchanges Mutual Funds, we need to ensure that any late order taking is done with the knowledge that the order has in fact been received prior to 4:00 p.m. EST. Funds give broker dealers additional time due to internal processing and broker errors. Although the broker dealer doing the timing would have to control the monitoring of when these exchanges are received from the money manager, we must routinely review these trade blotters. We should amend each contract by stating we will need to review the time stamping of trade blotters on a formal basis." BAS did not implement any of the suggested controls to detect or prevent late trading by correspondents with the Special Mutual Fund Order Entry System.

(c) In an August 24, 2001 e-mail, a senior BAS employee inquired whether it was problematic that clients utilizing the Special Mutual Fund Order Entry System could enter orders up until 7:00 p.m. ET while "[t]he rest of the free world cannot get to MFRS after it shuts down around 4:00, 4:30 ish."

(d) On May 12, 2000, one of the broker dealers submitted a transaction file through the Special Mutual Fund Order Entry System at 6:52 p.m. ET. After becoming aware of

the time that this transaction file was submitted, a BAS employee asked an administrator at the third-party vendor if they had had "[a]ny luck in finding out why position file was late ... and what can be done to ensure it's on time. It seems to consistently come in at 6:05 ish."

(e) On November 15, 2001 (while BAS technicians responsible for installing the Special Mutual Fund Order Entry System were on site at this introducing broker-dealer), one of the broker-dealer's traders sent mutual fund trade tickets to be processed by Operations. These tickets were not sent until after BAS's internal order entry system (MFRS) had been automatically shut down (5:30 p.m. ET) and none of the tickets had time-stamps. Rather than questioning the propriety of providing the system to this entity, a BAS Vice President sent an e-mail to senior employees in BAS's clearing group asking "when [BAS's clearing group] will be giving your new client access to [the Special Mutual Fund Order Entry System]" so that Operations would not be further inconvenienced by such late orders.

(f) In May 2003, an employee in BAS's clearing group asked for and received a report listing transmission times for orders entered by one of the broker dealers through the Special Mutual Fund Order Entry System in May 2003. The report showed that the broker dealer consistently submitted its order files between 5:50 p.m. and 6:47 p.m. ET.

<u>Late Trading By Canary</u>

88. Prior to Spring 2001, BAS only provided the Special Mutual Fund Order Entry System to registered broker-dealers. In Spring 2001, BAS took the unusual step of providing the system to a hedge fund – Canary.

89. As discussed above, Canary emphasized the importance of BAS providing clearing brokerage services for Canary's market timing transactions at the outset of the

relationship. During the mid-April 2001 meeting at BAS's offices, senior officers from BAS's clearing function participated in discussions about clearing Canary's mutual fund trades. One BAS officer offered to provide Canary with direct access to BAS's Special Mutual Fund Order Entry System. He explained that using this technology would enable Canary directly to transmit its trades to the third-party vendor and thus obviate the need to call the trades into a BAS registered representative. He also stated that an additional benefit of this system would be Canary's ability to enter its trades until 7:00 p.m. ET.

90. Following the mid-April 2001 meeting, Sihpol sought authorization from BAS's compliance function to permit Canary access to BAS's electronic trading system. As a first step to obtaining this authorization, Sihpol sent an April 12, 2001 memorandum to his direct superior and a BAS compliance officer. In the April 12, 2001 memorandum, Sihpol noted that Canary had "$800MM dedicated to traditional Hedge Funds and a proprietary strategy involving market timing through daily mutual fund trading" with an "Immediate Objective" to "implement their proprietary market-timing trading strategy, through the use of our mutual fund clearing operations." Sihpol explained that, while "initially they will have daily contact with both sides' operational staff ... [u]ltimately, all transactions, confirmations, and clearing will take place over a direct link to our mainframe with Clearing's software." Sihpol further wrote that "the Stern family and, more specifically Eddie Stern and Canary Capital, fully appreciate the potential of establishing a relationship with MPCS and the BanK (sic). While the requests they are making may seem a bit unorthodox, they have made it clear they are not only willing to play by the guidelines we agree on, but also pay us for the value we can add." This memorandum was

subsequently forwarded to another member of BAS's compliance group as well as BAS's chief compliance officer.

91. A BAS compliance officer sought additional information from Sihpol. In an e-mail sent to Sihpol and his supervisor the same day as Sihpol's memorandum, the compliance officer noted that while Sihpol had indicated that Canary "would have at some point 'direct access' to 'clearing software,'" the compliance officer understood that "customers are not currently given access to this system." He inquired as to whether "this proposed access [had] been discussed with IT, operations, and corporate management," and "who in senior management ha[d] approved this arrangement." Sihpol assured him that senior management within BAS's clearing group had been made aware of the intent to provide Canary with direct access to BAS's clearing system and that senior management "felt the business was worthwhile and an appropriate use of our resources."

92. BAS made no effort to determine what, if any, safeguards had been established to ensure that Canary placed its mutual fund orders through BAS in compliance with applicable securities laws and regulations.

Canary's "Manual" Late Trading

93. At first, Canary conducted its late trading with BAS "manually." Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would usually fill out an order ticket, time stamp it, and set it to one side until that evening.

94. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order

(with its pre-close time stamp) would be sent by fax to Operations for processing, and would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would destroy the ticket.

95. Canary knew that Sihpol and his team were pre-stamping order tickets. In a May 15, 2002 e-mail to Sihpol and a member of his team, a Canary trader asked them to "[d]o me a favor and prestamp a few tickets just in case I fall asleep at 4 PM today." The Canary trader apparently had to be woken up after the close of the market, because a member of Sihpol's team inquired at 4:25 p.m. ET whether the Canary trader wanted BAS to "place any trades" for that day.

96. During the course of the Canary relationship, Sihpol and members of his team streamlined the "manual" order taking process. Sihpol and members of his team began waiting until after the receipt of "final" orders by Canary to time-stamp trade tickets. Despite the fact that at least 21 trade tickets submitted by Sihpol or a member of his team contained time stamps after 4:00 p.m. ET, Operations processed these transactions.

97. Sihpol and members of his team also sent directly to Operations e-mails containing Canary's "proposed" trades that had been confirmed well after 4 p.m. ET. For example, at 3:18 p.m. on August 21, 2002, Canary sent an e-mail containing "POSSIBLE TRADES FOR 8/21/02" to Sihpol and members of his team. A member of Sihpol's team forwarded this e-mail and attachment to Operations at 5:03 p.m. with the instruction to "please execute all trades. Tix coming soon."

98. The practices of Sihpol and his team contravened guidelines and instructions provided by Operations. A February 2002 memorandum from Operations, among others, to

brokers and trading assistants in Sihpol's group stated: "All mutual fund tickets need to be faxed to [Operations]. ... The ticket must have a time stamp prior to market close to be processed that day."

99. Operations did not enforce that policy when it came to Canary's transactions. As a senior member of Operations informed her supervisor after the commencement of this investigation, "We initially had many problems with Canary sending out late trades after the market close. [Senior members of Operations] were very accommodating when it came to late orders."

Canary's Electronic Late Trading

100. Between June and October 2001, BAS technicians installed the Special Mutual Fund Order Entry System in Canary's New Jersey offices and trained Canary's personnel in the use of this system. By October 11, 2001, the system was fully operational. BAS technicians subsequently facilitated Canary's use of the Special Mutual Fund Order Entry System by installing a second direct access system in the Manhattan residence of a Canary trader.

101. From October 2001 until July 2003, the Special Mutual Fund Order Entry System was the preferred route for Canary's late trading. Canary executed approximately 8,300 fund exchanges through the Special Mutual Fund Order Entry System. In each case, after inputting the trades directly into the system, Canary would print out a document listing the executed trades and the time that each trade had been executed. Canary then faxed that document to Sihpol or a member of his team.

102. The following morning, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, the document was destroyed.

103. The Special Mutual Fund Order Entry System not only facilitated Canary's late trading in the Nations Funds, it also enabled Canary to trade late in the many other mutual fund families with which BAS had selling agreements. Regardless of whether Canary traded Nations Funds shares or shares of an unaffiliated mutual fund, however, Sihpol and BAS profited. BAS collected a "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the electronic link.

BAS's Processes Helped The Introducing Brokers Avoid Detection By Fund Families

104. From at least June 1999 until September 2003, BAS received numerous letters from mutual fund companies notifying it that its introducing broker-dealers' ability to engage in market timing transactions in all or some of the company's mutual funds had been blocked. Despite having received these letters, BAS facilitated the ongoing market timing activity of its introducing broker-dealer clients by allowing the introducing broker-dealers to establish multiple account numbers and registered representative numbers. The multiple account and registered representative numbers allowed the introducing broker-dealer to conceal the market timing activity of its clients from unsuspecting mutual fund families and to persist in this activity after the mutual funds had acted to block these clients from further trading.

105. BAS took these actions despite having acknowledged in selling agreements with the fund families that BAS was "responsible for ensuring that that Fund shares [were] offered and sold in compliance with all terms and conditions" of the relevant prospectus, and despite being reminded by at least one fund family that BAS was "responsible for a 'best effort' to comply with stated policies of a fund."

106. For example, between March 2001 and April 2003 BAS received more than 600

letters from fund families about mutual fund orders placed by one of the introducing broker dealers. In each of these letters, the fund family informed BAS that trades by this introducing broker-dealer had been identified as market timing transactions in contravention of the applicable prospectus. BAS forwarded all "stop letters" onto the introducing broker-dealer.

107. In each instance, the introducing broker dealer responded to the "stop letter" by establishing a "clone" account through which the introducing broker dealer continued to trade.

108. For example, on March 14, 2001, a mutual fund company notified BAS that it would no longer accept trades from certain BAS accounts belonging to the introducing broker dealer because of market timing activity. That day, the introducing broker opened a new account to avoid the trading restrictions. The introducing broker-dealer used this new BAS account number to consummate additional trades in this fund company's mutual funds on behalf of its clients until this account was identified as a market timing account on April 18, 2001. Again, the introducing broker-dealer opened yet another BAS account.

109. Between March 2001 and April 2003, BAS received more than 90 letters from this fund company blocking 98 BAS accounts that had been established for this one introducing broker-dealer.

110. BAS further facilitated the introducing broker-dealer's market timing transactions by assisting the introducing broker in establishing and assigning different registered representative numbers to the BAS accounts. The introducing broker created and used at least fifteen different registered representative numbers for the two registered representatives of the introducing broker-dealer.

111. The foregoing acts and practices of Respondents violated the Martin Act, Article 23-A of the General Business Law.

112. The foregoing acts and practices of Respondents violated § 349 of the General Business Law.

113. The foregoing acts and practices of Respondents violated § 63 (12) of the Executive Law.

AGREEMENT

IT NOW APPEARING THAT Respondents desire to settle and resolve the Investigation without admitting or denying the Attorney General's Findings, which Findings are not binding on any other person or entity in this or any other proceeding, the Attorney General and Respondents hereby enter into this Assurance of Discontinuance, pursuant to Executive Law § 63 (15), and agree as follows:

I. Affirmative Relief

A. Disgorgement and/or Restitution and Civil Penalty

1. Respondents shall pay, jointly and severally, $250,000,000 in disgorgement and/or restitution plus a civil money penalty in the amount of $125,000,000 for a total payment of $375,000,000, exclusive of the value of the management fee reductions provided for in Section I.C. below. The $375,000,000 payment shall be remitted to and administered by the SEC in accordance with an Order, dated February, 2005 issued by the SEC against Respondents (the "SEC Order"). Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (*i.e.*, paid pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. Respondents agree that they shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance of Discontinuance, provided that nothing in this Assurance of Discontinuance (including without limitation paragraph 3 of Section II.A) shall: (a) prevent Respondents from bringing claims (including claims for indemnity and/or contribution) against persons or entities for injuries sustained by, or for amounts paid in disgorgement by, Respondents as a result of such persons' or entities' engagement or involvement in, agreement to permit or failure to prevent market timing or late trading; or (b) limit or impair the rights of persons other than Respondents under any applicable insurance policy.

3. Except as specified in Section I.E., no payments made or costs incurred by Respondents pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Nations Fund or the shareholders thereof. Respondents agree and undertake that they and their affiliates shall not directly or indirectly assess any fee or charge to any Nations Fund or the shareholders thereof to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in Section I.C. below. Within 45 days after the end of Respondents' fiscal years 2004 through 2009, the president or chief executive officer of BACAP, BACAP Distributors, and BAS shall certify in writing to the New York State Attorney General that BACAP, BACAP Distributors and BAS, respectively have complied in all material respects with the provisions of this paragraph.

B. General Relief

1. Respondents admit the jurisdiction of the Attorney General in connection with the subject matter of this Investigation. Respondents will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law § 349 and/or Executive Law § 63(12) and will comply with the Martin Act, General Business Law § 349 and Executive Law § 63(12).

2. Evidence of a violation of this Assurance of Discontinuance by Respondents shall constitute prima facie proof of violation of the Martin Act, General Business Law § 349 and Executive Law § 63(12) in any civil action or proceeding hereafter commenced by the Attorney General.

C. Reduction of Management Fee Rates For Five Years

1. BACAP and BACAP Distributors agree that by December 1, 2004, BACAP, BACAP Distributors and their Successors (as hereinafter provided for in Section II.D.8.) shall establish reduced BACAP Net Management Fee Rates for certain of the Nations Funds identified on Schedule A (or any mutual fund into which any of such Nations Fund is merged or its assets transferred). "BACAP Net Management Fee Rates" means the percentage fee rates specified in the relevant agreements between BACAP and its affiliates and the Nations Funds, less waivers and reimbursements by BACAP and its affiliates, in effect as of March 15, 2004, which rates are set forth on Schedule A attached to this Assurance of Discontinuance and on Schedule A of the Assurance of Discontinuance entered into by Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc (the "Columbia Assurance of Discontinuance") simultaneously with this Assurance of Discontinuance. The reduced BACAP Net Management Fee Rates when combined with the reduced Columbia Net Management Fee

Rates in certain of the Columbia Funds as provided for in the Columbia Assurance of Discontinuance, shall result in a total reduction of $32 million a year in fees paid by the Nations Funds and the Columbia Funds, based on assets under management in the Nations Funds and the Columbia Funds as of March 15, 2004 (the "Net Management Fee Reduction") for a projected total reduction over five years of $160 million from that which would have been paid by the Nations Funds and the Columbia Funds based on the BACAP Net Management Fee Rates and the Columbia Net Management Fee Rates and assets under management as of March 15, 2004. BACAP and BACAP Distributors further agree that the reduced BACAP Net Management Fee Rates established pursuant to this agreement shall not be increased through November 30, 2009. The Terms "Columbia Funds" and "Columbia Net Management Fee Rates" shall have the same meaning as provided for in the Columbia Assurance of Discontinuance.

2. If prior to December 1, 2009 the reduced Columbia Net Management Fee Rates, provided for in paragraph I.C.1, are increased, then BACAP, BACAP Distributors and their Successors shall make further reductions in the BACAP Net Management Fee Rates so as to result in the total yearly Net Management Fee Reduction from the reduced BACAP Net Management Fee Rates and the reduced Columba Management Fee Rates provided for in paragraph I.C.1.

3. BACAP and BACAP Distributors represent and warrant that Schedule A, attached hereto, accurately and completely states: (a) assets under management for the Nations Funds and Columbia Funds (excluding money market funds) as of March 15, 2004; (b) the Net Management Fee Rates for the Nations Funds and Columbia Funds as of March 15, 2004; and (c) the reduced BACAP Net Management Fee Rates, the reduced Columbia Net Management Fee

Rates and the resulting Net Management Fee Reduction of $32 million as provided in paragraph I.C.1 above.

D. <u>Corporate Governance of Mutual Funds</u>

1. On or after February 1, 2005, BACAP shall not directly or indirectly manage or provide investment advisory services to any Nations Fund that has not agreed to and implemented the provisions of Section I (Affirmative Relief) of this Assurance of Discontinuance insofar as they concern acts by the Nations Fund. In the event that any Nations Fund to which BACAP provides direct or indirect management or investment advisory services ceases to continue to act in accordance with such provisions, BACAP shall promptly terminate its management of, and/or provision of advisory services to, such Nations Fund. Any such termination will be made in accordance with the terms of BACAP's investment advisory agreement with such Nations Fund (insofar as such investment advisory agreement terms are not inconsistent with this Assurance of Discontinuance), in accordance with the provisions of the Investment Company Act of 1940 (15 U.S.C. 80a-1, *et seq.*) and the Investment Advisers Act of 1940 (15 U.S.C. 80b-1, *et seq.*)(collectively, the " '40 Acts"), and within 180 days, unless this period is extended by agreement of the parties to this Assurance of Discontinuance. For purposes of this Subsection D., Nations Fund includes any mutual fund into which any Nations Fund is merged or its assets are transferred or any reorganized mutual fund into which the assets of any Nations Fund are transferred.

<u>Chairman of the Board</u>

2. BACAP may manage or advise a Nations Fund only if the Chairman of the Board of Trustees of such Nations Fund is in all respects independent of Respondents, their

respective affiliates and Columbia (as defined below) and has had no prior relationship (other than a purely social acquaintance): (a) at any time, with Respondents, their respective present or former affiliates (excluding any relationship with a present or former affiliate, other than Columbia and Fleet (as defined below), that was not an affiliate of Respondents at the time of such relationship), directors, officers, employees or agents acting in their capacity as such agents, with such mutual fund or with Columbia or a mutual fund advised and/or managed by Columbia (other than to have been a mutual fund trustee or director or owner of shares of a Nations Fund or Columbia Fund mutual fund or closed-end fund on customary terms); or (b) during the prior ten years with Fleet (as defined below) (hereinafter referred to as an "Impermissible Relationship"), provided however, that in the event of the death, resignation or removal by the Nations Funds' Board of Trustees of such Chairman, BACAP may continue to manage or advise such Nations Fund provided that the Nations Funds' Board of Trustees, as soon as practicable and in no case later than 120 days after such death, resignation, or removal, appoints as a replacement a Chairman who satisfies the requirements for a Chairman as set forth in this paragraph 2 of Section I.D (including without limitation, having no Impermissible Relationship), and provided further that until such appointment, the Chairman of the Nations Funds' Board of Trustees shall be a trustee who is an "Independent Member" as defined in paragraph 4 of this Section I.D. An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (I) substantial commercial, banking, or financial relationship; (ii) any legal, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the

period when acting as Chairman and for two years thereafter, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship, provided that nothing in this sentence shall prevent any firm with which such Chairman becomes affiliated in the two years after acting as Chairman from continuing a pre-existing commercial, banking or financial relationship with Respondents and their respective affiliates but only if such Chairman did not have any direct or indirect participation with such pre-existing relationship. An interested person of Respondents or of a Nations Fund shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person" has the same meaning as defined in the Investment Company Act of 1940 ("Investment Company Act"); "familial" means all individuals within three degrees of consanguinity or affinity; and "Columbia" as used in this paragraph I.D.2 and paragraph I.D.4 below, means Columbia Management Advisors, Inc. and/or Columbia Funds Distributor, Inc., their respective present or former affiliates which had or have any commercial, banking or financial relationship with any Columbia Fund, and their respective present or former directors, officers, employees or agents acting in their capacity as such agents. "Fleet" refers to FleetBoston Financial and its affiliates prior to their merger with Bank of America Corporation and their directors, officers and employees or agents acting in their capacity as such agents, excluding Columbia, as defined immediately above.

3. In the event that BACAP desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (or Senior Officer or Independent Fee Consultant, as defined below) has a relationship that is an Impermissible Relationship, BACAP may make full disclosure of the facts and circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse

a breach of the Assurance of Discontinuance where a Chairman, Senior Officer or Independent Fee Consultant has already assumed office before the input of the Attorney General was sought by BACAP.

Trustees

4. BACAP may manage or advise a Nations Fund only if at least seventy-five percent of the members of a Nations Fund's Board of Trustees: (a) are not interested persons, as defined by the Investment Company Act, of Respondents or any of their affiliates or Columbia; and (b) have not been directors, officers or employees of Respondents or Columbia at any point during the preceding 10 years ("Independent Members"). In the event that a Nations Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, BACAP shall terminate its management of, and provision of advisory services to such Nations Fund unless the Independent Members bring the Nations Fund's Board of Trustees into compliance within a reasonable period of time as provided under the provisions of the '40 Acts, not to exceed 120 days (or 180 days if a shareholder vote is necessary), unless extended by written agreement of the parties to this Assurance of Discontinuance. BACAP may manage or advise a Nations Fund only if as of May 1, 2005, the seven Trustees, with the longest tenure as Trustees of such Nations Fund (or its predecessor entities) as of the date this Assurance of Discontinuance is fully executed, have either (I) attained by such execution date, the current mandatory retirement age of 72 for Trustees, or (ii) determined not to seek reelection as a Trustee for such Nations Fund at a shareholder meeting of such Nations Fund to be held between such execution date and May 1, 2005, and such seven Trustees do not stand for reelection as Trustees at such shareholder

meeting. ("Trustee" means a member of the Board of Trustees for a Nations Funds, including but not limited to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust.)

Senior Officer

5. Within 80 days of the parties' execution of this Assurance of Discontinuance, BACAP shall recommend in writing to the Board of Trustees of each Nations Fund that the Nations Fund either:

(a) appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President who shall have no Impermissible Relationship (as defined above) during the period he or she is acting as Senior Officer and for two years thereafter; provided, however, that a Nations Fund's Senior Officer may be technically employed and paid by BACAP or an affiliate and be the same person the Nations Fund and/or a Columbia Fund designates as the Chief Compliance Officer of the Nations Fund and/or a Columbia Fund pursuant to Rule 38a-1(a)(4) under the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), so long as such person is not also employed by BACAP or its affiliates pursuant to Rule 206(4)-7 of the Investment Advisors Act, 17 C.F.R. 275.206(4)-7, or has any duties or responsibilities other than as Chief Compliance Officer of the Nations Fund and/or a Columbia Fund pursuant to Rule 38a-1(a)(4) and Senior Officer of the Fund pursuant to this Assurance of Discontinuance. The Senior Officer may serve as Senior Officer to more than one Nations Fund and/or Columbia Fund; or

(b) engage an independent compliance consultant (the "Independent Compliance Consultant") who shall have no Impermissible Relationship during the period he or she is acting as Independent Compliance Consultant and who has the duties and responsibilities

set forth in paragraph I.D.8, below. The Independent Compliance Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Compliance Consultant may not be employed by BACAP pursuant to Rule 206(4)-7 of the Investment Advisors Act, 17 C.F.R. 275.206(4)-7, but the Independent Compliance Consultant may be the same person who serves as the Independent Compliance Consultant pursuant to paragraph 140 of the SEC Order, so long as the Independent Compliance Consultant has no duties or responsibilities to Respondents, Respondents' affiliates, or any of the officers, directors or agents of the foregoing. For a period of two years following conclusion of the Independent Compliance Consultant's services as such, Respondents and their affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting or advisory relationship with the Independent Compliance Consultant or with any firm with which the Independent Compliance Consultant was affiliated while Independent Compliance Consultant.

6. BACAP may manage or advise a Nations Fund only if the Senior Officer and/or the Independent Compliance Consultant of the Nations Fund acknowledges that he or she owes a fiduciary duty to the Board of Trustees of the Nations Fund and to the shareholders of the Nations Fund, and only if he or she reports directly to the Nations Fund's Board of Trustees and such reporting is as often as may be appropriate, but no less than quarterly.

7. BACAP may manage or advise a Nations Fund only if, subject to approval by the Independent Members of the Nations Fund's Board of Trustees, the Senior Officer, the Independent Compliance Consultant and/or the Independent Fee Consultant (as defined below) have the authority to retain or consult consultants, experts or staff as may be reasonably

necessary to assist the Senior Officer, the Independent Compliance Consultant and/or the Independent Fee Consultant in the performance of his or her duties. The Senior Officer, the Independent Compliance Consultant and the Independent Fee Consultant and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Members of the Nations Funds. The Senior Officer, the Independent Compliance Consultant and the Independent Fee Consultant may be terminated only with the approval of a majority of the Independent Members of the Nations Fund's Board of Trustees.

8. BACAP may manage or advise a Nations Fund only if the duties and responsibilities of the Nations Fund's Senior Officer or Independent Compliance Consultant include at least monitoring compliance by the Nations Fund and its investment advisor(s) (insofar as the advisors act in connection with the Nations Fund), with: (I) applicable federal and state securities laws; (ii) applicable state laws respecting potential or actual conflicts of interests; (iii) their respective fiduciary duties; and (iv) applicable codes of ethics and/or compliance manuals.

9. BACAP may manage or advise a Nations Fund only if the Independent Members of the Nations Fund's Board of Trustees assign to the Senior Officer the following duties and responsibilities, or retain an independent fee consultant (the "Independent Fee Consultant") who shall acknowledge that he or she owes a fiduciary duty to the Board of Trustees of the Nations Fund and to the shareholders of the Nations Fund and whose duties and responsibilities include managing the process by which proposed management fees (including, but not limited to, advisory fees) to be charged the Nations Fund are negotiated so that they are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to,

renewal of existing management fee agreements or continuation of such existing fee agreements for an additional year or other period after approval by the Board of Trustees of the Nations Fund. The Independent Fee Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Fee Consultant shall have no duties or responsibilities to Respondents, Respondents' affiliates, or any of the officers, directors or agents of the foregoing and shall have no Impermissible Relationship (except that the Independent Fee Consultant may have previously served as an Independent Fee Consultant to the Nations Fund) during the period he or she is acting as Independent Fee Consultant. For a period of two years following conclusion of the Independent Fee Consultant's services as such, Respondents and their affiliates shall not enter into any substantial commercial, banking, or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Independent Fee Consultant or with any firm with which the Independent Fee Consultant was affiliated while Independent Fee Consultant.

10. BACAP may manage or advise a Nations Fund only if the reasonableness of the proposed management fees is determined by the Board of Trustees of the Nations Fund using either:

(a) an annual competitive bidding process, supervised by the Senior Officer or the Independent Fee Consultant, that includes at least three sealed bids with proposed management fees; or

(b) an annual independent written evaluation prepared by or under the direction of the Senior Officer or the Independent Fee Consultant that considers at least the following: (I) management fees (including any components thereof) charged to institutional and

other clients of BACAP for like services; (ii) management fees (including any components thereof) charged by other mutual fund companies for like services; (iii) costs to BACAP and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of BACAP and its affiliates from supplying such services; (v) possible economies of scale as the Nations Fund grows larger; and (vi) the nature and quality of BACAP's services, including the Nations Fund's performance.

11. BACAP may manage or advise a Nations Fund only if the Nations Fund's Senior Officer or Independent Fee Consultant keeps the Nations Fund's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

12. BACAP may manage or advise a Nations Fund only if it cooperates fully and promptly with the Nations Fund's Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant and provides any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of BACAP that the Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant requests and that relate to or concern any of the matters referenced in this Section I.D BACAP shall promptly provide the Senior Officer, Independent Compliance Consultant and/or the Independent Fee Consultant with access to any director, officer or employee of BACAP and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant that relate to or concern any such matters.

13. BACAP may manage or advise a Nations Fund after May 13, 2005, only if the Nations Fund has hired and continues to employ or retain the Nations Fund's Senior Officer,

Independent Compliance Consultant and/or Independent Fee Consultant, so that all the duties and responsibilities described in paragraphs 5 -12 of Secion I.D are assigned to such Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant. In the event of the death, resignation or removal by the Nations Funds' Board of Trustees of the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant, BACAP may continue to manage or advise such Nations Fund provided that the Nations Funds' Board of Trustees as soon as practicable and in no case later than 120 days after such death, resignation, or removal, appoints as a replacement a Senior Officer, Independent Compliance Consultant or Independent Fee Consultant (as the case may be) who satisfies the requirements for a Senior Officer, Independent Compliance Consultant or Independent Fee Consultant as set forth in paragraphs 5 through 9 of Section I.D (including without limitation, having no Impermissible Relationship). By May 13, 2005, BACAP shall provide a written schedule to the Attorney General that identifies the name of the Nations Fund's Senior Officer, Independent Compliance Consultant and/or the Independent Fee Consultant, as applicable, and describes his or her background and compensation. BACAP shall keep the information on the schedule current and provide an updated schedule to the New York State Attorney General within 10 days of any change in such information.

14. Within 15 days after the Board of Trustees of a Nations Fund has completed its review of the written fee evaluation provided for in paragraph I.D.10 and approved a new advisory agreement or continuation of a presently existing advisory agreement, BACAP shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee

Summary shall discuss the factors referenced in Section I.D.10. and sufficient specifics so that an investor in the Nations Fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at least: (a) continuous, prominent posting (in downloadable format) on the Nations Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Nations Fund description; (b) delivery or incorporation of the Fee Summary of the most recent fee evaluation with, or in, the annual and semi-annual reports furnished to shareholders; and (c) prominent notice, in any periodic account statements furnished by the Nations Fund to individual direct investors, of the fact that the Fee Summaries are available as provided in (a) and (b) of this paragraph I.D.14.

15. With respect to any of the provisions of this Section I (Affirmative Relief) insofar as they concern acts by Nations Fund, if any Nations Fund: (a) does not agree to such Affirmative Relief provisions; (b) does not implement such provisions; and/or (c) ceases to continue to act in accordance with such provisions (an "Event of Non-Compliance"), BACAP shall have 20 days therefrom to cure such Event of Non-Compliance, prior to implementation of any termination as provided in paragraph I.D.1 above.

E. <u>Disclosure to Investors</u>

1. BACAP shall bear the costs for developing procedures, to be implemented by June 30, 2005, whereby BACAP, in an easy to understand format, shall:

(a) include with each periodic account statement a Nations Fund sends to investors: (I) the fees and costs, in actual dollars, on a fund-by-fund basis, charged to the

investor-recipient of the statement based upon the investor's most recent quarterly closing balance; and (ii) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in Section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates;

(b) maintain continuous, prominent posting on its website of: (I) a calculator that will enable an investor to calculate the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (ii) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in Section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates; and

(c) unless a SEC written comment letter states to the contrary, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively,

assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates; provided however that, in the case of money market funds, BACAP shall make disclosures comparable to that required under Section I.E.1.(a) through (c).

2. Any disclosure requirement to investors in Section I.E.1. shall not be required if and to the extent that any such disclosure is expressly prohibited by rules promulgated and adopted by the SEC or the NASD.

F. Broker Dealer Clearing

1. BAS will voluntarily exit the unaffiliated introducing broker dealer mutual fund clearing business by December 31, 2004. In the event that BAS seeks to conduct any introducing broker dealer mutual fund clearing business relating to unaffiliated broker dealers, or to become directly or indirectly affiliated with any such clearing business, BAS undertakes to retain an independent consultant not unacceptable to the SEC staff to review the policies and procedures of the clearing business to ensure compliance with the federal securities laws. The provisions of this paragraph shall not be binding on any unaffiliated purchaser of BAS's introducing broker dealer clearing business.

II. Other Provisions

A. Scope Of This Assurance of Discontinuance

1. This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against Respondents

any of its current corporate affiliates or any Nations Fund arising from or relating to the subject matter of the Investigation; provided however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce Respondents' obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or affect any claims, rights or remedies of the Attorney General with respect to any person or entity not a party hereto (except for Respondents, Respondents' current corporate affiliates and any Nations Funds as provided in the first sentence of this paragraph 1) all of which claims, rights and remedies are expressly reserved.

2. If Respondents do not make the payments as provided in Section I.A. of this Assurance of Discontinuance (*i.e.*, pursuant to the SEC Order), or the Net Management Fee Reduction as provided in Section I.C. of this Assurance of Discontinuance, or Respondents commits a breach of any of their obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of Discontinuance, at his sole discretion, upon written notice to Respondents followed by Respondents' failure to cure such breach within a reasonable time, and Respondents agree that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December 31, 2003. In the event of such termination, Respondents expressly agree and acknowledge that this Assurance of Discontinuance shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, arising from or relating to the subject matter of the Investigation, against Respondents or from using in any way

any statements, documents or other materials produced or provided by Respondents after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit or create any rights, remedies or liabilities. It also does not limit or prohibit any defenses of Respondents, their current or former affiliates or their respective heirs, successors, executors, administrators, and assigns to claims asserted by an person or entity not a party hereto.

4. This Assurance of Discontinuance is not intended by the Attorney General to subject Respondents or any of its affiliates to any disqualifications under the laws of any state, the District of Columbia, Puerto Rico or territory (collectively "State"), including, without limitation, any disqualifications from relying upon the State registration exemptions or State safe harbor provisions.

5. The SEC Order, this Assurance of Discontinuance and any order of any other State in a proceeding based upon the acts, practices and procedures of Respondents which are the subject of the Investigation (collectively, the "Settlement Documents") shall not disqualify Respondents or their affiliates from any business that they otherwise are qualified, licensed or permitted to perform under the applicable law of the State of New York and any disqualifications from relying upon this state's registration exemptions or safe harbor provisions that arise from the Settlement Documents are hereby waived.

B. <u>Cooperation</u>

1. Respondents, their respective successors, assigns, current affiliates and/or purchasers of all or substantially all the assets of any of the foregoing ("BOAC") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding initiated by the Attorney General or to which the Attorney General is a party, whether pending or subsequently initiated, relating to market timing or late trading. BOAC shall use their best efforts to ensure that all the current and former officers, directors, trustees, agents and employees of BOAC and/or the Nations Funds also fully and promptly cooperate with the Attorney General.

2. Such cooperation shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the exception of any information or documents with respect to which BOAC has a statutory or contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b) without the necessity of a subpoena, having the current officers, directors, and employees of BOAC attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such current officers, directors, and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings),

except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c) BOAC's using their best efforts to cause former officers, directors, trustees, agents and employees of BOAC and the then-current trustees and agents of BOAC to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d) fully, fairly and truthfully disclosing all information and producing all records and other evidence in their possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e) making outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3. All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to BOAC's attorneys as follows:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019

Attention: Stephen R. DiPrima Esq.
Tel: (212) 403-1382
Fax: (212) 403-2382

4. In the event BOAC fails to comply with this Section II.B. of the Assurance of Discontinuance and fails to cure such non-compliance within 20 days after written notice to either BACAP or Wachtell, Lipton, Rosen & Katz from the Attorney General, the Attorney General shall be entitled, in addition to any other remedies in the Assurance of Discontinuance or otherwise, to: (a) liquidated damages of $100,000 for each day that BOAC is in non-compliance; and (b) specific performance.

C. No Indemnification

1. Except as otherwise required by applicable law, or by written agreement existing on the date this Assurance of Discontinuance is executed, including but not limited to, then presently existing articles of incorporation and then presently existing by-laws of Respondents and/or their corporate affiliates, BOAC shall not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by BOAC required by law, the foregoing articles of incorporation, by-law or prior written agreement shall be payable at the time and in the manner of BOAC's choosing. In determining whether it is permitted to make any payments of indemnification or allowance of expenses under this paragraph, BOAC shall be entitled to rely on a written opinion from applicable state law counsel as to BOAC's legal obligations for indemnification or allowance of expense under applicable law, the foregoing articles of incorporation or by-law, or prior written agreement.

2. Nothing in this Assurance of Discontinuance shall prevent or limit BOAC from indemnifying the Nations Funds or their successors in connection with any business combination, merger or otherwise.

D. <u>Miscellaneous Provisions</u>

1. This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3. Respondents consent to the jurisdiction of the Attorney General in any proceeding or action to enforce this Assurance of Discontinuance.

4. Respondents enter into this Assurance of Discontinuance voluntarily and represent that no threats, offers, promises, or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce Respondents to enter into this Assurance of Discontinuance.

5. Respondents agree not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this paragraph affects Respondents: (a) testimonial obligations; or (b) right to take legal or factual positions in any legal or administrative proceeding in which the Attorney General is not a party.

6. This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7. This Assurance of Discontinuance, together with the attached schedule, constitutes the entire agreement between the Attorney General and Respondents and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8. This Assurance of Discontinuance shall be binding upon Respondents, their respective successors, assigns, and/or purchasers of all or substantially all of the assets of any of the foregoing ("Successors") for as long as any of them continues to provide investment advisory services to the Nations Funds or any successors thereof (including any funds with which any Nations Fund is merged) provided, however, that Respondents or any successor to Respondents may petition the Attorney General to obtain relief from such undertakings.

9. This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 8, 2005

Banc of America Capital Management, LLC

By______________________

[Name] Keith T. Banks

[Title] President

BACAP Distributors, LLC

By______________________

[Name]

[Title]

Banc of America Securities, LLC

By______________________

[Name]

[Title]

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 8, 2005

Banc of America Capital Management, LLC

By________________________

[Name]

[Title]

BACAP Distributors, LLC

By________________________

[Name] Keith Winn

[Title] Senior Vice President

Banc of America Securities, LLC

By________________________

[Name]

[Title]

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 7, 2005

Banc of America Capital Management, LLC

By____________________________

[Name]

[Title]

BACAP Distributors, LLC

By____________________________

[Name]

[Title]

Banc of America Securities, LLC

By____________________________

[Name] Alvaro G. deMolina

[Title] CEO

Dated: February 8, 2005
Reviewed by:

Theodore A. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019
Counsel for Banc of America Capital Management, LLC
BACAP Distributors, LLC and
Banc of America Securities, LLC

Dated: February___, 2005

ELIOT SPITZER,
Attorney General of the State of New York

By: ________________________________
Bruce Topman
Assistant Attorney General, Senior Enforcement Counsel
Investment Protection Bureau

Dated: February___, 2005
Reviewed by:

Theodore A. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019
Counsel for Banc of America Capital Management, LLC
BACAP Distributors, LLC and
Banc of America Securities, LLC

Dated: February 9, 2005

ELIOT SPITZER,
Attorney General of the State of New York

By: [signature]
Bruce Topman
Assistant Attorney General, Senior Enforcement Counsel
Investment Protection Bureau

ACKNOWLEDGMENT

STATE OF Massachusetts
:ss.
COUNTY OF Suffolk

On this 8th day of February, 2005, before me personally came Keith T. Banks known to me, who, being duly sworn by me, did depose and say that he is President of Bank of America Capital Management LLC, a limited liability company duly organized and existing under the laws of [Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by Keith T. Banks to execute the same, and that he signed his name in my presence by like authorization.

Gail M. Bello
Notary Public
My commission expires: April 21, 2011



ACKNOWLEDGMENT

Commonwealth
~~STATE~~ OF Massachusetts
:ss.
COUNTY OF Suffolk)

On this 7th day of February, 2005, before me personally came Keith Winn, known to me, who, being duly sworn by me, did depose and say that he is Senior Vice President of DACAP Distributors a limited liability company duly organized and existing under the laws of [Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by the Corporation to execute the same, and that he signed his name in my presence by like authorization.

Janice M. McHugh
Notary Public
My commission expires: December 19, 2008



ACKNOWLEDGMENT

STATE OF NC)

:ss.

COUNTY OF Mecklenburg

On this 7 day of February, 2005, before me personally came Alvaro G. deMolina, known to me, who, being duly sworn by me, did depose and say that he is CEO of Banc of America Securities a limited liability company duly organized and existing under the laws of [State of Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by _______________ to execute the same, and that he signed his name in my presence by like authorization.

[signature]

Notary Public

My commission expires: 10-7-09

SCHEDULE A

SCHEDULE A

Management Fee Revenue Impact

	03/15/04 AUM (millions)	03/15/04 Revenue (millions)	Fee Reduction (millions)
1 Large Cap	13,771.8	112.7	(8.470)
2 Mid Cap	5,787.6	48.2	(1.843)
3 Small Cap	16,438.3	125.8	(4.859)
4 Balanced	3,662.8	26.6	(2.248)
5 International	8,551.4	81.9	(4.469)
6 Specialty	1,523.4	10.9	-
7 Index	4,863.4	9.4	(2.319)
8 Core Bond	8,602.7	47.4	(4.518)
9 High Yield Bond	3,752.1	24.7	(1.390)
10 Short Term Bond	1,784.2	7.7	(0.058)
11 Multi Sector Bond	1,585.3	10.1	(1.071)
12 High Yield Municipal	481.1	2.6	-
13 General Municipal	10,665.7	51.5	(1.823)
14 Short Term Municipal	1,256.7	4.3	-
15 Wanger Funds	1,378.9	13.8	(0.860)
16 Variable Series	1,563.1	10.1	(0.236)
17 Nations Annuity	617.8	5.5	(0.081)
Total	86,414.6	590.9	(33.647)

NOTES TO SCHEDULE A

1. Assets Under Management ("AUM") are based on all share classes for each fund.

2. The "Net Management Fee Rate" is the contractual fee rate less any applicable waivers or reimbursements by BACAP, CMA and/or their affiliates.

3. Net Management fees include advisory and administrative fees.

4. The Effective Management Fee Rate is the contractual management fee rate applied to each breakpoint level of assets under management. To the extent assets under management increase or decrease, Net Management Fee Rates will fluctuate due to applicable contractual breakpoints (or reimbursements or waivers of fees) as applied to the varying level of assets.

5. Schedule A lists all funds in the Nations and Columbia fund families (excluding money market funds), including those funds whose Net Management Fee rates will be reduced as of 12/01/04 pursuant to the Assurance of Discontinuance.

SCHEDULE A

Large Cap

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Growth	916.4	$0.0 to $200.00 $200.0 to $500.00 >$500.0	0.75% 0.625% 0.50%	0.60%		0.60%	$0.0 to $500.0 $500.0 to $600.0 >$600.0	0.75% 0.625% 0.50%	0.60%		0.60%	-
Columbia Large Cap Growth	103.1	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 >$3,000.0	0.817% 0.767% 0.717% 0.667% 0.617%	0.75%		0.75%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.767% 0.717% 0.667% 0.617% 0.567% 0.477%	0.74%		0.74%	(0.469)
Columbia Common Stock	367.2		0.80%	0.80%		0.60%		0.80%	0.80%	-	0.80%	-
Columbia Large Cap Core	425.1	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 >$3,000.0	0.817% 0.767% 0.717% 0.667% 0.617%	0.82%		0.82%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.767% 0.717% 0.667% 0.617% 0.567% 0.577%	0.77%		0.77%	(0.213)
Columbia Tax-Managed Growth	300.0	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.80% 0.80% 0.75%	0.80%		0.80%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% 0.67% 0.62% 0.60% 0.58%	0.77%		0.77%	(0.369)
Columbia Tax-Managed Growth II	46.6	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.80% 0.80% 0.75%	0.80%	-0.37%	0.43%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% 0.67% 0.62% 0.60% 0.58%	0.77%	-0.19%	0.58%	-
Columbia Growth Stock	204.8	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 >$3,000.0	0.75% 0.675% 0.60% 0.575% 0.60%	0.72%		0.72%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $6,000.0 >$6,000.0	0.75% 0.675% 0.60% 0.575% 0.50%	0.72%		0.72%	-
Nations Marsico 21st Century	141.1		0.80%	0.80%		0.80%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.67% 0.62% 0.57% 0.52% 0.50% 0.49%	0.67%		0.67%	(0.014)

SCHEDULE A

Large Cap

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nations Marsico Focused	2,384.4		[illegible]	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible]	[illegible]		[illegible]	([illegible])
Nations Marsico Growth	1,384.3		[illegible]	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] [illegible] [illegible] [illegible] 0.76%	[illegible]		[illegible]	([illegible])
Nations Strategic Growth	1,816.8		[illegible]	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% 0.67% 0.62% 0.60% [illegible]	0.70%		0.70%	([illegible])
Columbia Growth & Income	1,365.3	$0.0 to $1,000.0 >$1,000.0	[illegible]	0.70%		0.70%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% [illegible] [illegible] [illegible] 0.54%	0.67%		0.67%	([illegible])
Columbia Tax-Managed Value	31.5	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] [illegible] 0.75%	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% 0.67% 0.62% 0.60% [illegible]	0.77%		0.77%	([illegible])
Columbia Disciplined Value	417.3	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 >$3,000.0	[illegible] [illegible] 0.717% [illegible] [illegible]	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] 0.717% [illegible] [illegible] [illegible] [illegible]	0.77%		0.77%	([illegible])
Nations Value	1,366.6			[illegible]	-0.11%	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% 0.67% 0.62% [illegible] [illegible]	0.73%		0.73%	([illegible])

SCHEDULE A

Large Cap

Fund	[illegible]	Contractual Breakpoints [illegible]			Contractual Mgmt Fee [illegible]	[illegible]	[illegible]	[illegible]	Contractual Breakpoints [illegible]			Contractual Mgmt Fee [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Dividend Income	146.9	$0.0	to	$500.0	0.817%	0.82%		0.82%	$0.0	to	$500.0	0.757%	0.77%		0.77%	(0.050)
		$500.0	to	$1,000.0	0.767%				$500.0	to	$1,000.0	0.717%				
		$1,000.0	to	$1,500.0	0.717%				$1,000.0	to	$1,500.0	0.667%				
		$1,500.0	to	$2,000.0	0.667%				$1,500.0	to	$3,000.0	0.617%				
		>$2,000.0			0.617%				$3,000.0	to	$6,000.0	0.597%				
									>$6,000.0			0.577%				

13,771.4

Total (0.47%)

SCHEDULE A

Mid Cap

Fund	AUM as of [illegible]	Contractual Breakpoints at [illegible]	Contractual Mgmt Fee Rates at [illegible]	Effective Mgmt Fee Rates at [illegible]	Waiver at [illegible]	Net Mgmt Fee Rates at [illegible]	Contractual Breakpoints at 12/[illegible]/04	Contractual Mgmt Fee Rates at [illegible]	Effective Mgmt Fee Rates at [illegible]	Waiver at [illegible]	Net Mgmt Fee Rates at 12/[illegible]/04	Fee Reduction Based on AUM as of [illegible]
Columbia Tax-Managed Aggressive Growth	13.2	$0.0 to $[illegible] $[illegible] to $1,000.0 >$1,000.0	[illegible] [illegible] 0.75%	[illegible]	[illegible]	[illegible]	$[illegible] to $500.0 $[illegible] to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] 0.77% 0.72% 0.67%	[illegible]	[illegible]	[illegible]	-
Nations MidCap Growth	400.4		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	-
Columbia Mid Cap Growth	1,018.[illegible]	$0.0 to $500.0 >$500.0	1.00% 0.75%	0.[illegible]%		0.[illegible]%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] 0.75% 0.72% 0.67%	0.7[illegible]%		0.7[illegible]%	(0.[illegible])
Columbia [illegible]	[illegible]	$0.0 to $700.0 >$700.0	[illegible] [illegible]	[illegible]		[illegible]	$0.0 to $700.0 >$700.0	[illegible] [illegible]	[illegible]		[illegible]	(0.44[illegible])
Nations Mid Cap Value	4[illegible]		0.[illegible]%	0.[illegible]%		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.82% 0.77% 0.72% 0.67% 0.67% 0.67%	[illegible]		[illegible]	(0.2[illegible])
Columbia MidCap Value	1,[illegible]	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	0.70% 0.[illegible]% 0.60%	0.[illegible]%		0.[illegible]%	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	0.70% 0.[illegible]% 0.60%	0.[illegible]%		0.[illegible]%	-
Columbia Young Investor	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] 0.70% 0.[illegible]%	[illegible]		0.7[illegible]%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] 0.70% 0.[illegible]%	[illegible]		[illegible]	-
Columbia Strategic Investor	[illegible]		[illegible]	[illegible]		0.7[illegible]%		[illegible]	[illegible]		[illegible]	-
	[illegible]										Total	([illegible])

SCHEDULE A

Small Cap

Fund	AUM as of [illegible] ($M)	Contractual Breakpoints at [illegible] ($M)	Contractual Mgmt Fee Rates at [illegible]	Effective Mgmt Fee Rate at [illegible]	Subsidy/Waiver of [illegible]	Net Mgmt Fee Rate at [illegible]	Contractual Breakpoints at [illegible] ($M)	Contractual Mgmt Fee Rates at [illegible]	Effective Mgmt Fee Rate at [illegible]	Subsidy/Waiver of [illegible]	Net Mgmt Fee Rate at [illegible]	Fee Reduction Impact on AUM as of [illegible] ($M)
Columbia Small Cap Growth	736.1		1.00%	1.00%		1.00%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.87% 0.82% 0.77%	0.86%		0.86%	(1.0[illegible])
Columbia Small Company Equity	413.8	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.817% 0.767% 0.717%	0.82%		0.82%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.817% 0.767% 0.717%	0.82%		0.82%	-
Nations Small Company	731.4		1.12%	1.12%	-0.09%	1.03%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.87% 0.82% 0.77% 0.77% 0.77% 0.77%	0.86%		0.86%	(1.420)
Columbia Acorn Fund	11,620.5	$0.0 to $700.0 $700.0 to $2,000.0 >$2,000.0	0.80% 0.75% 0.70%	0.71%		0.71%	$0.0 to $700.0 $700.0 to $2,000.0 $2,000.0 to $6,000.0 >$6,000.0	0.75% 0.74% 0.69% 0.64%	0.70%		0.70%	(1.724)
Columbia Acorn USA	[illegible]	$0.0 to $200.0 >$200.0	1.00% 0.95%	0.99%		0.99%	$0.0 to $200.0 >$200.0	0.94% 0.89%	0.94%		0.94%	(0.080)
Columbia Small Cap	1,325.5	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 >$2,000.0	0.847% 0.797% 0.717% 0.667% 0.617%	0.76%		0.76%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 >$2,000.0	0.817% 0.767% 0.717% 0.667% 0.617%	0.76%		0.76%	-
Nations Small Cap Value	145.0		1.12%	1.13%	-0.02%	1.11%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 $3,000.0 to $4,000.0 >$4,000.0	0.87% 0.82% 0.77% 0.77% 0.77% 0.77%	0.87%		0.87%	(0.2[illegible])
Columbia Small Cap Value	226.1	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.80% 0.75% 0.70%	0.79%		0.79%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.80% 0.75% 0.70%	0.79%		0.79%	-
	15,435.3										Total	(4.[illegible])

SCHEDULE A

Balanced

Fund	[illegible] as of 3/15/04 (mm)	Contractual Breakpoints as of 3/15/04 (mm)	Contractual Mgmt Fee Rates as of [illegible]	Effective Mgmt Fee Rates as of [illegible]	Waiver [illegible]	Net Mgmt Fee Rates as of [illegible]	Contractual Breakpoints as of 11/01/04 (mm)	Contractual Mgmt Fee Rates as of [illegible]	Effective Mgmt Fee Rates as of [illegible]	Waiver as of [illegible]	Net Mgmt Fee Ratios as of [illegible]	Fee Reduction [illegible] (mm)
Columbia Liberty	200.2	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	0.50% 0.50% 0.45%	0.54%		0.50%	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] [illegible]	0.60%		0.56%	-
Columbia Asset Allocation	466.6	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 >$2,000.0	0.817% 0.767% 0.717% 0.667% 0.617%	0.82%		0.82%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.717% 0.667% 0.617% 0.567% 0.547% 0.527%	0.72%		0.72%	(0.467)
Nations Asset Allocation	198.4		0.72%	0.82%	-0.10%	0.72%		0.72%	0.72%		0.72%	-
Columbia Balanced	804.0		0.60%	0.60%		0.60%		0.50%	0.50%		0.50%	-
Nations Convertible Securities	1,347.8		0.86%	0.86%		0.86%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.86% 0.77% 0.77% 0.67% 0.67% 0.67%	0.77%		0.77%	(1.783)
	[illegible]										Total	(2.244)

SCHEDULE A

International

Fund	AUM as of 2/16/04 ($mil)	Contractual Breakpoints at 2/16/04 ($mil)	Contractual Mgmt Fee Rates at [illegible]	Mgmt Fee Rates at [illegible]	Waiver at [illegible]	Net Mgmt Fee Rates at 2/16/04	Contractual Breakpoints at 12/31/04 ($mil)	Mgmt Fee Rates at 12/31/04	Mgmt Fee Rates at [illegible]	Waiver at [illegible]	Net Mgmt Fee Rates at [illegible]	Fee Reduction Based on AUM as of [illegible] ($mil)
Columbia International Equity	476.9	$0.0 to $50.0 $50.0 to $400.0 >$100.0	[illegible] 1.017% [illegible]	[illegible]	[illegible]	0.71%	$0.0 to [illegible] [illegible] to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] [illegible] 0.717% [illegible] [illegible]	[illegible]	[illegible]	[illegible]	-
Columbia International Stock	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	1.00% [illegible] [illegible]	1.00%	[illegible]	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] 0.77% 0.72% 0.70% [illegible]	[illegible]		[illegible]	([illegible])
Nations International Equity	113.6		1.00%	1.00%	-0.00%	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] 0.77% 0.72% 0.70% [illegible]	[illegible]		[illegible]	([illegible])
Columbia Acorn International	1,732.4	$0.0 to $100.0 $100.0 to $500.0 >$500.0	1.20% 1.00% [illegible]	0.87%		[illegible]	$0.0 to $100.0 $100.0 to $500.0 >$500.0	1.24% 0.99% 0.79%	[illegible]		[illegible]	(2.172)
Columbia Acorn International Select	44.5		1.00%	1.00%	-0.32%	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	-
Nations Marsico International Opportunities	480.8		1.00%	1.00%		1.00%		1.00%	1.00%		[illegible]	-
Nations International Value	2,464.4		1.12%	1.12%	-0.07%	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	1.07% 1.02% [illegible] [illegible] [illegible] [illegible]	[illegible]		[illegible]	(3.007)
Columbia Global Equity	103.1	$0.0 to $1,000.0 >$1,000.0	[illegible] [illegible]	[illegible]		[illegible]	$0.0 to $1,000.0 >$1,000.0	[illegible] [illegible]	[illegible]		[illegible]	-
Nations Global Value	294.8		1.12%	1.12%		1.12%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	1.07% 1.02% [illegible] [illegible] [illegible] [illegible]	1.07%		1.07%	([illegible])

SCHEDULE A

International

Fund	[illegible]	Breakpoints [illegible]	Contractual Mgmt Fee [illegible]	[illegible]	[illegible]	[illegible]	Breakpoints [illegible]	Contractual Mgmt Fee [illegible]	[illegible]	[illegible]	[illegible]	Fee Reduction based on AUM [illegible]
Columbia Newport Asia Pacific	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Columbia Newport Tiger	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	(0.17)
Columbia Newport Greater China	61.4	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
Columbia Europe	4.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Columbia European Thematic Equity	0.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Columbia Global Thematic Equity	0.6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
	[illegible]										Total	[illegible]

SCHEDULE A

Specialty

Fund	AUM as of 2/18/04 ($mil)	Contractual Breakpoints at 2/18/04 ($mil)	Contractual Mgmt Fee Rates at 2/18/04	Effective Mgmt Fee Rates at 2/18/04	Waiver at 2/18/04	Net Mgmt Fee Rates at 2/18/04	Contractual Breakpoints at 12/31/04 ($mil)	Contractual Mgmt Fee Rates at 12/31/04	Effective Mgmt Fee Rates at 12/31/04	Waiver at 12/31/04	Net Mgmt Fee Rates at 12/31/04	Fee Reduction based on AUM as of 2/18/04 ($mil)
Columbia Real Estate Equity	1,068.3		0.75%	0.75%		0.75%		0.75%	0.75%		0.75%	
Columbia Technology	37.7		1.00%	1.07%	[illegible]	0.46%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.87% 0.82% 0.77%	0.87%	-0.41%	0.46%	
Columbia Utilities	413.4	$0.0 to $1,000.0 >$1,000.0	0.65% 0.60%	0.65%		0.65%	$0.0 to $1,000.0 >$1,000.0	0.65% 0.60%	0.65%		0.65%	
	1,519.4										Total	

SCHEDULE A

Index

Fund	AUM as of [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Fee [illegible]
Columbia Small Company Index	204.7		0.40%	0.40%		0.40%		0.30%	0.30%		0.30%	[illegible]
Nations Small Cap Index	654.4		0.20%	0.30%	-0.10%	0.10%		0.30%	0.30%	-0.08%	0.13%	-
Columbia Large Company Index	664.8		0.40%	0.40%		0.40%		0.30%	0.30%		0.30%	(1.720)
Nations Large Cap Index	1,260.8		0.30%	0.30%	-0.11%	0.09%		0.30%	0.30%	-0.11%	0.09%	-
Nations Large Cap Enhanced Core	354.5		0.60%	0.63%	-0.30%	0.33%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.35% 0.47% 0.40% 0.37% 0.35% 0.33%	0.63%	-0.11%	0.30%	-
Nations Mid Cap Index	1,495.1		0.30%	0.30%	-0.11%	0.09%		0.30%	0.30%	-0.11%	0.09%	-
	[illegible]										Total	[illegible]

Core Bond

Fund	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]			[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]			[illegible]	[illegible]		[illegible]			[illegible]	[illegible]		[illegible]	

FEB-08-2005 15:21

SCHEDULE A

Core Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	-
[illegible]	2,328.1		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	1,094.7	$0.0 to $1,000.0 >$1,000.0	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	$0.0 to $100.0 $100.0 to $1,000.0 >$1,000.0	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
	7,432.1										Total	[illegible]

SCHEDULE A

High Yield Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia High Yield [illegible]	1,[illegible]		[illegible]%	[illegible]%		[illegible]%	$0.0 to $[illegible] $[illegible] to $[illegible] $1,[illegible] to $1,[illegible] $1,[illegible] to $[illegible] $[illegible] to $[illegible] >$[illegible]	[illegible]% (×6)	[illegible]%		[illegible]%	([illegible])
Columbia High Yield Opportunity	714.3	$0.0 to $1,000.0 $1,000.0 to $2,000.0 >$2,000.0	[illegible]% [illegible]% [illegible]%	[illegible]%		[illegible]%	$0.0 to $[illegible] $[illegible] to $1,000.0 $1,000.0 to $1,[illegible] $1,[illegible] to $[illegible] $[illegible] to $[illegible] >$[illegible]	[illegible]% (×6)	[illegible]%		[illegible]%	([illegible])
[illegible] High Yield Bond	1,219.6		[illegible]%	[illegible]%		[illegible]%	$0.0 to $[illegible] $[illegible] to $1,000.0 $1,000.0 to $1,[illegible] $1,[illegible] to $[illegible] $[illegible] to $4,000.0 >$4,000.0	[illegible]% (×6)	[illegible]%		[illegible]%	([illegible])
	3,7[illegible]										Total	([illegible])

SCHEDULE A

Short Term Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] [illegible]	[illegible]		[illegible]	[illegible]
[illegible]	1,2[illegible].8		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	
	1,7[illegible].2										Total	[illegible]

SCHEDULE A

Multi Sector Bond

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
	[illegible]										Total	[illegible]

FEB-09-2005 15:21

High Yield Municipal

SCHEDULE A

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia High Yield Muni	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
	[illegible]									Total		

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia FL Interm Muni Bond	73.3	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations FL Muni Bond	119.7		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Nations FL Interm Muni Bond	246.3		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Columbia CT Tax Exempt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Columbia CT Interm Muni Bond	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia MA Tax Exempt	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	
Columbia MA Interm Muni Bond	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Intermediate TE Bond	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

General Municipal

Fund	AUM as of [illegible]	Breakpoints [illegible]	Fee Rates [illegible]	[illegible]	[illegible]	[illegible]	Breakpoints [illegible]	Fee Rates [illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia PA Interm Muni Bond	22.2	$0.0 to [illegible] [illegible] to [illegible] $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 >$2,000.0	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia NJ Interm Muni Bond	[illegible]	$0.0 to [illegible] [illegible] to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 >$2,000.0	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia [illegible] Interm Muni Bond	137.0	[illegible] to [illegible] $500.0 to $1,000.0 $1,000.0 to [illegible] $1,500.0 to $2,000.0 >$2,000.0	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations [illegible] Interm Muni Bond	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Nations [illegible] Muni Bond	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Nations TN Interm Muni Bond	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Nations Intermediate Muni Bond	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-

SCHEDULE A

General Municipal

Fund	AUM as of 2/13/04 ($mil)	Contractual Breakpoints at 2/13/04 ($mil)	Contractual Mgmt Fee Rates at 02/13/04	Effective Mgmt Fee Rates at 2/13/04	Subsidy/Waiver at 2/13/04	Net Mgmt Fee Rates at 2/13/04	Contractual Breakpoints at 12/31/04 ($mil)	Contractual Mgmt Fee Rates at 12/31/04	Effective Mgmt Fee Rates at 12/31/04	Subsidy/Waiver at 12/31/04	Net Mgmt Fee Rates at 12/31/04	Fee Reduction Based on [illegible]
Columbia OR Muni Bond	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	
Nations MD Intermediate Muni	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible]	[illegible]	[illegible]	[illegible]	
Nations NC Intermediate Muni	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Nations SC Intermediate Muni	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Nations TX Intermediate Muni	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Nations VA Intermediate Muni	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Columbia NY Intermediate Muni	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

FEB-09-2005 15:22

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia NY Tax-Exempt	[illegible]	[illegible] to [illegible](1) [illegible] to [illegible](2) [illegible]	[illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	[illegible] to [illegible] [illegible] to [illegible] [illegible]	[illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	
	[illegible]										Total	[illegible]

(1) [illegible]

(2) [illegible]

SCHEDULE A

Short Term Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible] to [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
							[illegible] to [illegible]	[illegible]				
							[illegible] to [illegible]	[illegible]				
							[illegible] to [illegible]	[illegible]				
							[illegible] to [illegible]	[illegible]				
							>[illegible]	[illegible]				
	[illegible]									Total		

SCHEDULE A

Wanger Funds

Fund	[illegible]	[illegible] Breakpoints [illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible] Breakpoints [illegible]			[illegible]	[illegible]	[illegible]	[illegible]	Fee Reduction [illegible]
Wanger US Smaller Companies	[illegible]	$0.0 $100.0 >$250.0	to to	$100.0 $250.0	[illegible]	[illegible]		[illegible]	$0.0 $100.0 >$250.0	to to	$100.0 $250.0	[illegible]	[illegible]		[illegible]	[illegible]
Wanger International Small Cap	403.5	$0.0 $100.0 >$250.0	to to	$100.0 $250.0	1.30% 1.20% 1.10%	1.19%		1.19%	$0.0 $100.0 >$250.0	to to	$100.0 $250.0	1.10% 1.00% 0.90%	1.01%		1.01%	[illegible]
Wanger Select	87.2				[illegible]	[illegible]		[illegible]				[illegible]	[illegible]		[illegible]	[illegible]
Wanger International Select	35.4				1.00%	1.00%		1.00%				[illegible]	[illegible]		[illegible]	[illegible]
	1,373.3														Total	[illegible]

FEB-08-2005 15:23 NYS INV PROT

SCHEDULE A

Variable Series

Fund	[illegible]	Contractual Breakpoints [illegible]	Contractual [illegible] Fee Rates	[illegible]	[illegible] Waiver	Net [illegible] Fee Rates	Contractual Breakpoints [illegible]	Contractual [illegible] Fee Rates	[illegible]	[illegible] Waiver	Net [illegible] Fee Rates	Fee Reduction [illegible]
Liberty [illegible] Fund, VS	[illegible]	$0.0 to [illegible] $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $2,000.0 $2,000.0 to [illegible] >[illegible]	[illegible] [illegible] [illegible] [illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	$0.0 to [illegible] [illegible] to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to [illegible] >$6,000.0	0.77% 0.72% [illegible] [illegible] [illegible] [illegible]	[illegible]		[illegible]	[illegible]
[illegible] Growth Stock Fund, VS	140.8	$0.0 to $1,000.0 >$1,000.0	[illegible] [illegible]	[illegible]		[illegible]	$0.0 to $1,000.0 >$1,000.0	[illegible] [illegible]	[illegible]		[illegible]	
Liberty Federal Securities Fund, VS	[illegible]	$0.0 to $1,000.0 $1,000.0 to $2,000.0 >$2,000.0	[illegible] [illegible] [illegible]	[illegible]		0.50%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] [illegible] [illegible] 0.41% [illegible]	[illegible]		[illegible]	[illegible]
Liberty Asset Allocation, VS	[illegible]	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] [illegible]	[illegible]	-0.01%	[illegible]	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] 0.55% 0.50%	[illegible]	[illegible]	[illegible]	
Liberty Small Company Growth Fund, VS	54.3	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	
Liberty Growth & Income Fund, VS	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] [illegible] 0.70%	[illegible]	-0.11%	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.77% 0.72% [illegible] [illegible] [illegible] [illegible]	0.77%	[illegible]	[illegible]	
Colonial Small Cap Value Fund, VS	179.4	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] [illegible] 0.70%	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	[illegible] 0.75% 0.70%	[illegible]		[illegible]	
Colonial Strategic Income Fund, VS	[illegible]	$0.0 to $1,000.0 $1,000.0 to $2,000.0 >$2,000.0	[illegible] [illegible] [illegible]	[illegible]		[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible] [illegible] [illegible] [illegible] [illegible] [illegible]	[illegible]		[illegible]	([illegible])

SCHEDULE A

Variable Series

Fund	AUM [illegible]	Contractual Breakpoints [illegible]	Contractual [illegible]	[illegible]	[illegible] Waiver	Net [illegible]	Contractual Breakpoints [illegible]	Contractual [illegible]	[illegible]	[illegible] Waiver	Net [illegible]	Fee Reduction [illegible]
Liberty S&P 500 Index Fund, VS	32.3		0.40%	0.40%		0.40%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.20% 0.20% 0.20% 0.20% 0.20% 0.20%	0.20%		0.20%	($0.1[illegible])
Liberty Select Value Fund, VS	41.5	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.70% 0.65% 0.60%	0.70%		0.70%	$0.0 to $500.0 $500.0 to $1,000.0 >$1,000.0	0.70% 0.65% 0.60%	0.70%		0.70%	-
Columbia International Fund, VS	77.1	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	0.90% 0.40% [illegible]	0.90%	-0.21%	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.87% 0.82% 0.77% 0.72% 0.70% 0.68%	0.87%	-0.19%	0.68%	-
Newport Tiger Fund, VS	26.0	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	0.90% 0.85% 0.80%	0.90%		0.90%	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] 0.85% 0.80%	0.90%		[illegible]	-
Columbia High Yield Fund, VS	42.6	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] 0.50%	[illegible]	-0.21%	[illegible]	$0.0 to $1,000.0 $1,000.0 to $1,500.0 >$1,500.0	[illegible] [illegible] [illegible]	[illegible]	-0.31%	[illegible]	-
Columbia Real Estate Equity Fund, VS	4.8	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $2,333.0 >$2,500.0	[illegible] 0.750% 0.725% 0.725%	[illegible]	[illegible]	[illegible]	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	0.75% 0.75% 0.75% 0.75% 0.75% 0.75%	0.75%	[illegible]	[illegible]	-
	[illegible]										Total	[illegible]

SCHEDULE A

Nations Annuity

Fund	AUM as of [illegible]	[illegible] Breakpoints at [illegible]	[illegible] Target Fee Rates at [illegible]	[illegible] Target Fee Rates at [illegible]	[illegible] Waiver at [illegible]	Net Target Fee Rates at [illegible]	[illegible] Breakpoints at [illegible]	[illegible] Target Fee Rates at [illegible]	[illegible] Target Fee Rates at [illegible]	[illegible] Waiver at [illegible]	Net Target Fee Rates at [illegible]	[illegible] Impact on AUM as of [illegible]
Nations Asset Allocation Portfolio	18.8		[illegible]	0.67%	-0.30%	0.47%	[illegible]	[illegible]	0.72%	-0.22%	0.44%	
Nations High Yield Bond Portfolio	78.5		0.75%	0.75%		0.75%		0.75%	0.75%		0.75%	
Nations International Value Portfolio	84.1		1.11%	1.11%	-0.23%	0.88%	[illegible]	[illegible]	1.07%	-0.18%	0.89%	
Nations Marsico 21st Century Portfolio	11.0		0.88%	0.88%	-0.38%	0.40%	[illegible]	[illegible]	0.87%	-0.37%	0.40%	
Nations Marsico Focused Equities Portfolio	166.2		0.88%	0.88%		0.88%	[illegible]	[illegible]	0.87%		0.87%	(0.017)
Nations Marsico Growth Portfolio	121.2		0.88%	0.88%		0.88%	[illegible]	[illegible]	0.87%		0.87%	(0.014)
Nations Marsico International Opportunities Portfolio	68.2		1.02%	1.02%	-0.05%	0.97%		1.02%	1.02%	-0.05%	0.97%	
Nations MidCap Growth Portfolio	41.8		0.88%	0.88%	-0.12%	0.76%		0.88%	0.88%	-0.12%	0.76%	
Nations Small Company Portfolio	30.0		1.13%	1.13%	-0.16%	0.97%	[illegible]	[illegible]	0.97%		0.97%	(0.00?)

27

SCHEDULE A

Nations Annuity

Fund	AUM as of 3/16/04 (mil)	[illegible] Breakpoints at 3/16/04 (mm)	[illegible] Mgmt Fee Rates at [illegible]	[illegible] Mgmt Fee Rates at 3/1/04	[illegible] Waiver at [illegible]	[illegible] Mgmt Fee Rates at [illegible]	[illegible] Breakpoints at 1/1/05 (mm)			[illegible] Mgmt Fee Rates at [illegible]	[illegible] Mgmt Fee Rates at [illegible]	[illegible] Waiver at [illegible]	[illegible] Mgmt Fee Rates at [illegible]	[illegible] Reduction [illegible] on AUM as of [illegible] (mm)
Nations Value Portfolio	$4.7		[illegible]	[illegible]	-0.07%	0.77%	$0.0	to	$500.0	0.77%	0.77%		0.77%	($.007)
							$500.0	to	$1,000.0	0.72%				
							$1,000.0	to	$1,500.0	0.67%				
							$1,500.0	to	$3,000.0	0.62%				
							$3,000.0	to	$6,000.0	0.60%				
							>$6,000.0			0.58%				
	$17.2												Total	($.081)
													Cumulative Total	[illegible]

TAB B.9



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Act of 1933
Release No. 8534 / February 9, 2005

Securities Exchange Act of 1934
Release No. 51164 / February 9, 2005

Investment Advisers Act of 1940
Release No. 2351 / February 9, 2005

Investment Company Act of 1940
Release No. 26752 / February 9, 2005

Admin. Proc. File No. 3-11814

In the Matter of COLUMBIA MANAGEMENT ADVISORS, INC. AND COLUMBIA FUNDS DISTRIBUTOR, INC., Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTIONS 15(b) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Sections 15(b) and 21C of the Securities Exchange Act of 1934 ("Exchange Act"), Section 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Columbia Funds Distributor, Inc. ("Columbia Distributor"); and that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against

Columbia Management Advisors, Inc. ("Columbia Advisors").

II.

In anticipation of the institution of these proceedings, Columbia Advisors and Columbia Distributor each has submitted an Offer of Settlement (collectively, the "Offers") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

Summary

1. From at least 1998 through October 2003, Columbia Advisors and some of its predecessor entities (AColumbia Advisors@), the investment adviser to over 140 of the mutual funds in the Columbia mutual fund complex (the "Columbia Funds"), and Columbia Distributor, the principal underwriter and distributor of those funds, violated antifraud provisions of the securities laws by allowing certain preferred customers to engage in short-term or excessive trading, contrary to the restrictions and/or representations set forth in the Columbia Funds' prospectuses, that was detrimental to Columbia Funds but benefited respondents without disclosing these trading arrangements to fund shareholders or to fund trustees.

2. During this period, Columbia Distributor entered into arrangements with at least nine companies and individuals, allowing them to engage in frequent short-term trading in at least seven Columbia Funds, including international funds and a fund aimed at young investors. The aggregate trading that occurred totaled hundreds of millions of dollars. In some cases, Columbia Distributor required investors who wished to engage in frequent short-term trading in certain funds to place long-term or "sticky" assets in other funds. After entering into these arrangements, the nine companies and individuals engaged in frequent short-term or excessive trading in at least sixteen different Columbia Funds. In addition to trading made pursuant to these specific arrangements, Respondents allowed or failed to prevent hundreds of other accounts from engaging in a practice of short-term or excessive trading in a broad range of funds. They failed to prevent employees of their parent corporation, FleetBoston, and affiliated entities, from engaging in frequent trading in Columbia Funds through Fleet's 401(k) plan. Such short-term and excessive trading benefited Columbia Advisors and Columbia Distributor, by increasing management fees and distributor

compensation, but posed risks for investors in the funds in which short-term trading was allowed. In breach of its fiduciary duty, Columbia Advisors knew and approved of all but one of the short-term trading arrangements, and allowed the arrangements to continue.

3. Throughout the relevant period, the Respondents never disclosed to the long-term shareholders or to the independent trustees of the Columbia Funds the special arrangements they made with these short-term or excessive traders and the potential harm these arrangements posed to the relevant Columbia Funds. The Respondents also did not disclose the resulting conflicts of interest these arrangements created between Columbia Advisors and its clients.

4. Many of these arrangements and the trades made pursuant to them, as well trades that were the result of a practice of short-term and excessive trading Respondents allowed or did not prevent, were directly contrary to representations Respondents made in fund prospectuses that the funds did not permit short-term or excessive trading. In some other cases, the short-term trading pursuant to the arrangements and otherwise was contrary to prospectus representations that the funds in question would allow no more than three or four exchanges or telephone exchanges per fund per year.

5. By increasing assets under management, the trading arrangements increased the advisory fees earned by Columbia Advisors, and the trading arrangements increased the compensation paid to Columbia Distributor. By placing their own interest in generating compensation from short-term or excessive trading above the interests of long-term shareholders to whom this trading posed a risk of harm, and by failing to disclose these arrangements and trading and the conflicts of interest they created, Respondents engaged in fraudulent conduct and Respondent Columbia Advisors breached its fiduciary duty to act at all times in the best interests of the Columbia Funds' shareholders.

Respondents

6. Columbia Advisors, an Oregon corporation, is a wholly-owned subsidiary of Columbia Management Group Inc., which during the relevant period was a wholly-owned subsidiary of Fleet National Bank, which was a subsidiary of FleetBoston Financial Corporation ("Fleet"). Fleet during that period was a publicly owned holding company traded on the New York Stock Exchange. Columbia Advisors has been an investment adviser registered with the Commission since 1969. In connection with its purchase of Liberty Financial Group ("Liberty") in November 2001, Fleet acquired various Liberty fund groups and investment advisers. In April 2003, most of these entities were merged with Fleet Investment Advisors Inc. into Columbia Advisors. Columbia Advisors serves as the investment adviser to approximately 140 mutual funds in the Columbia family of funds ("Columbia Funds"). Throughout the relevant time period, shares of Columbia Funds were continuously offered and sold to the public.

7. Columbia Distributor, a Massachusetts corporation, is a wholly-owned subsidiary of Columbia Management Group, Inc. Columbia Distributor has been a broker-dealer registered with the Commission since 1992. It acts as the principal underwriter and distributor for the Columbia Funds and certain other mutual funds. Before Fleet acquired Liberty in November 2001, the

entity was known as Liberty Funds Distributor, Inc. ("Liberty Distributor").

Facts

Introduction: The Prospectus Disclosures

8. The Columbia Funds are a group of funds whose advisers are now controlled by Fleet. This group includes several funds (e.g., the Newport and Stein Roe fund groups) that were managed by subsidiaries of Liberty until late 2001, when certain management assets of Liberty were acquired by Fleet. By September 2003, the names of most of the fund groups managed by Fleet affiliates had been changed so that almost all were uniformly referred to by the name Columbia.

9. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

10. During the relevant period, the Columbia Funds made certain prospectus disclosures relating to market timing. From 1998 through 2000, the prospectuses for some of the Columbia Funds contained disclosures stating that generally shareholders would be limited in the number of exchanges or telephone exchanges they could make during a given year.

11. In the Fall of 2000, a number of the Columbia Funds then advised by subsidiaries of Liberty began including in their respective prospectuses the following disclosure (the "Prohibition"):

> The Fund does not permit short-term or excessive trading in its shares. Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of the Fund, the Fund reserves the right to reject any purchase order or exchange request particularly from market timers or investors who, in the advisor=s opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive to the Fund. The funds into which you would like to exchange may also reject your request.

12. By the Spring of 2001, the rest of the Columbia Funds belonging to Liberty began including the Prohibition in their prospectuses. Columbia Advisors retained this disclosure language upon Fleet's acquisition of Liberty, and in early 2002, adopted the same disclosure for most of the funds that had been advised by subsidiaries of Fleet prior to the acquisition. In the Spring of 2003, Columbia Advisors amended the Prohibition language in certain of the prospectuses to make clear that other funds distributed by Columbia Distributor similarly reserved the right to reject trade requests from market timers or investors with a pattern of short-term or excessive trading.

Respondents Agreed to Allow Short-Term or Excessive Trading In Columbia Funds

13. During the period from at least 1998 until Summer 2003, Columbia Distributor managers entered into at least nine arrangements with investment advisers, hedge funds, brokers and individual investors allowing them to engage in frequent trading in particular mutual funds. All but one of these investors made multiple "round trips" per month (each round trip consisting of a purchase and subsequent sale of some or all of the purchase amount, or an exchange into the fund followed by an exchange out of the fund of some or all of the initial exchange amount) and some made hundreds of round trips during this approximately six-year period, resulting in up to $142 million in assets at one time being present in the funds pursuant to these arrangements, and in total round trip activity (purchases, sales and exchanges) pursuant to these arrangements of over $5 billion. Further, a substantial portion of this trading was directly contrary to the prospectus disclosure for the funds in which it occurred.

A. Ilytat Arrangement and Trading

14. From April 2000 through October 2002, Ilytat, L.P., a San Francisco hedge fund, and its affiliates ("Ilytat") made almost 350 round trips in seven international Columbia Funds. A substantial number of these trades were made pursuant to an arrangement with Columbia Distributor approved by Columbia Advisors, which allowed Ilytat to engage in frequent and short-term trading in the Newport Tiger Fund (the "Newport Tiger Fund"), an Asian equity fund.

15. Through 2000 and early 2001, the prospectus for the Newport Tiger Fund noted that "[s]hort-term 'market timers' who engage in frequent purchases and redemptions can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders." Starting in May 2001, the prospectus included the Prohibition representation.

16. Notwithstanding the language in the prospectus, Columbia Distributor, with the approval of the Newport Tiger Fund's portfolio manager, allowed Ilytat, which it identified as a market timer, to enter into an arrangement under which Ilytat was to place $20 million in the Newport Tiger Fund, with two-thirds of that amount to remain static and one-third to be actively traded. Neither the portfolio manager nor any other employee of Columbia Advisors or Columbia Distributor conducted any analysis to determine whether shareholders of the fund would be harmed by Ilytat's transactions. According to internal calculations for the Newport Tiger Fund, Ilytat made purchases or exchanges totaling over $133 million in the fund in 2000 and redeemed $104 million. Further, during the first five months of 2001, Ilytat's purchases or exchanges accounted for $72 million out of the $204 million in total purchases made by all investors in the Newport Tiger Fund. During the same five-month period, Ilytat made redemptions totaling $60 million.

17. Beginning in October 2000, the portfolio manager for the Newport Tiger Fund began to express concern about Ilytat's trading in the fund and repeatedly wrote to the co-president of Columbia Distributor expressing his concern about Ilytat=s trading activity and the harm that this trading

activity could cause to the fund and its investors. By June 2000, the head of Columbia Advisors became concerned that Ilytat appeared to be making weekly trades of $7 million in and out of the Newport Tiger Fund. Notwithstanding these concerns, Ilytat was allowed to continue trading in the Newport Tiger Fund until September 2002. During the 30 months from April 2000 to September 2002 during which it actively traded in the Newport Tiger Fund, Ilytat made almost 90 round trips in amounts of up to $13 million. This activity included over 30 round trips during the period from May 2001 through September 2002, when the fund's prospectus contained the Prohibition representation.

18. From September 1998 through October 2003 Ilytat also traded extensively in multiple other Columbia funds, including the Acorn International Fund (making at least 73 round trips); the Acorn International Select Fund (making at least 60 round trips); the Stein Roe International Fund (making over 80 round trips in a three-month period); the Newport International Equity Fund (making approximately 19 round trips during a five-month period) and the Columbia International Equity Fund (making at least 10 round trips). Over 50 of the round trips in these funds took place after the funds had adopted the Prohibition.

B. Ritchie Arrangement and Trading

19. From January 2000 through September 2003, Ritchie Capital Management, Inc. ("Ritchie"), a hedge fund manager, traded frequently in two Columbia Funds: the Newport Tiger Fund (during January 2000 through October 2002) and the Columbia Growth Stock Fund (formerly the Stein Roe Advisor Growth Stock Fund) ("Growth Stock Fund"), a large cap fund, during June 2002 through September 2003.

20. Ritchie made most of its trades in the Newport Tiger Fund. During the period from January 2000 through April 2001, notwithstanding the language in the fund's prospectus (set forth in paragraph 15 above) regarding the potential harm caused by short-term market timers, Ritchie made over 150 round trips. In addition, from May 2001 through September 2002, Ritchie made over 100 trades in the Newport Tiger Fund even though the prospectus included the Prohibition representation during this period.

21. In 2001, a Senior Vice President of Columbia Distributor met with Ritchie=s principals and discussed the possibility of Ritchie placing Along-term@ assets in a fixed income fund Ato offset their activity in Tiger." At the time, Ritchie's $52 million position in the Newport Tiger Fund accounted for nearly 10% of the fund's $525 million in assets.

22. In early 2002, Ritchie began negotiating with Columbia Distributor an arrangement to actively trade the Growth Stock Fund, which by then included the Prohibition disclosure in its prospectus. Ritchie=s initial proposal was to place up to $200 million in the fund (which at that time had a total asset value of approximately $776 million), with the ability to trade up to half of that amount every day. Columbia Distributor countered with a proposal to keep 90% of the investment in place for 90 days, with no limit on trades of the remaining 10%. Columbia Advisors= portfolio manager for the fund was aware of these negotiations and supported Ritchie's proposal. In June 2002, Ritchie began trading in the Growth Stock fund, making five round trips in two months in amounts of up to $7 million.

23. In early 2003, Ritchie entered into a "sticky-asset" arrangement with Columbia Distributor under which it agreed to place $20 million in the Growth Stock Fund, trade up to $2 million at a time with no limits on the number of trades per month, and place another $10 million in the Columbia Short Term Bond Fund as a Astatic@ (non-trading) asset. The portfolio manager for the Growth Stock Fund approved the arrangement, and the co-president of Columbia Distributor knew of and acquiesced in it. Neither the portfolio manager nor any other employee of Columbia Advisors or Columbia Distributor conducted any analysis to determine whether shareholders of these funds would be harmed by the transactions. Overall, pursuant to its arrangements with Columbia Distributor and contrary to Columbia Advisors' Prohibition representation in the fund's prospectus, Ritchie made approximately 18 round trips in the Growth Stock Fund from June 2002 through September 2003.

C. Stern Arrangements and Trading

24. During late 2002 and early 2003, entities controlled by Edward Stern ("Stern") negotiated trading arrangements with Columbia Distributor through two intermediaries. In early 2003, Epic Advisors, on behalf of Stern=s Canary Investment Management firm, entered into an arrangement with Columbia Distributor, approved by its National Sales Manager, under which Stern entities agreed to make investments in three funds (the Columbia Growth & Income Fund, the Columbia Select Value Fund, and the Growth Stock Fund), totaling $37 million. Despite the fact that Columbia Advisors had included the Prohibition disclosure in the prospectus for each of these three funds, the arrangement permitted Stern entities to make three round trips per month in each fund. Stern was permitted to make one or two round trips in each account in March and early April. Thereafter, no more orders were received and Columbia Advisors placed "stops" on the accounts which prevented further trading in the accounts.

25. In late 2002 or early 2003, Stern also entered into an arrangement with Columbia Distributor pursuant to which he placed $5 million in the Columbia High Yield Fund (the "High Yield Fund"), a high-yield bond fund. Despite the fact that Columbia Advisors had included the Prohibition disclosure in the prospectus for the High Yield Fund, Stern was permitted to make one round trip each month in the fund. The portfolio manager for the High Yield Fund approved the arrangement. During the period from November 2002 through July 2003, Stern made seven round trips in an average amount of $2.5 million.

D. Calugar Arrangement and Trading

26. In or around April 1999, Daniel Calugar ("Calugar") reached an arrangement with Columbia Distributor allowing him to place up to $50 million in the Columbia Young Investor Fund ("Young Investor Fund"), a fund targeting investments by children with an "educational objective to teach children about mutual funds," and the Growth Stock Fund, with permission to make one round trip per month using his entire position. The portfolio manager for the Growth Stock Fund, as well as Columbia Distributor's Managing Director of National Accounts and one of its Senior Vice Presidents, approved the arrangement. Neither the portfolio manager nor any other employee of Columbia Advisors or Columbia Distributor

conducted any analysis to determine whether shareholders of these funds would be harmed by Calugar's transactions.

27. In 2000, Calugar, on average, made more than one round trip every trading day in various of the Columbia Funds. Throughout the year, Calugar made over 200 round trips in the Young Investor Fund, placing trades of up to $2.3 million at a time, and during the four-month period from January 2000 through April 2000, he also made at least 13 round trips in the Stein Roe International Fund.

28. During the period from January 2000 through February 2001, Calugar also made nearly 70 round trips in the Growth Stock Fund, placing trades of up to $4 million at a time. Throughout 2000 and into January 2001, he also made approximately 20 round trips in the Newport International Equity Fund, in amounts of up to $6.6 million.

E. Giacalone Arrangement and Trading

29. In late 2000, Columbia Distributor, with the approval of its Co-President, entered into a "sticky-asset" arrangement with Sal Giacalone ("Giacalone"). Under the arrangement, which was approved by the head of the Newport Fund Group at the time, Giacalone was allowed to make four round trips per month of up to $15 million in the Newport Tiger fund. In return, Giacalone was required to place $5 million in Along term assets@ in Acorn Funds. Neither the head of the Newport Fund Group nor any other employee of Columbia Advisors or Columbia Distributor conducted any analysis to determine whether shareholders of the fund would be harmed by Giacalone's transactions.

30. Notwithstanding the supposed terms of his arrangement and the language in the prospectus discussing the potential harm caused by short-term market timers, Giacalone made a total of 43 round trips in the Newport Tiger Fund during six months of trading from November 2000 through April 2001. During the first two months of 2001 alone, Giacalone made at least 30 round trips in amounts of up to $4.7 million.

F. D.R. Loeser Arrangement and Trading

31. In late 1998, Columbia Distributor entered into an arrangement with D. R. Loeser ("Loeser"), a registered investment adviser, allowing Loeser to make five round trips per month of up to $8 million in the Growth Stock Fund. A Senior Vice President of Columbia Distributor, the President of the Stein Roe fund complex, which managed the Growth Stock Fund at that time, and the Growth Stock Fund portfolio manager all approved this arrangement. Neither these individuals, nor any other employee of Columbia Advisors or Columbia Distributor conducted any analysis to determine whether shareholders of the fund would be harmed by Loeser's trading.

32. During the first five months of 2000, Loeser made approximately 20 round trips in the Growth Stock Fund and another 20 round trips in the Young Investor Fund.

G. Signalert Arrangement and Trading

33. Beginning in 1999, Signalert, a registered investment adviser, began trading in Columbia Funds under arrangements with Columbia Distributor. Initially, Signalert was allowed to invest $7.5 million in the Growth Stock Fund and $7.5 million in the Young Investor Fund, with the ability to make up to 10 round trips annually in each of these two funds. Under the arrangement, Signalert was also to place $5 million in each of six other funds, trading just once a quarter.

34. Columbia Distributor senior management later sought to increase the size of Signalert's investments. In late 1999, as part of a "sticky-asset" arrangement, Signalert agreed to place an additional $10 million in the Growth Stock and Young Investor funds, and to invest and maintain other assets in a money market fund, thereby allowing Columbia Advisors to generate a management fee from those assets. In return, Columbia Distributor allowed Signalert to make up to 12 round trips per year in each fund. The portfolio manager for the Growth Stock Fund, who was also the co-manager for the Young Investor Fund, approved this arrangement. Neither the portfolio manager nor any other employee of Columbia Advisors or Columbia Distributor conducted any analysis to determine whether shareholders of these funds would be harmed by Signalert's trading.

35. During the first 11 months of 2000, notwithstanding the supposed terms of the arrangement, Signalert made over 60 round trips in the two funds, one every one to two weeks. Overall, during the period 2000-2001, Signalert made more than 50 round trips in the Growth Stock Fund and approximately 50 round trips in the Young Investor Fund. Moreover, as of February 2001, Columbia Advisors had represented by way of the Prohibition disclosures in the prospectuses for these funds that short-term or excessive trading would not be permitted. Yet, from February 2001 through August 2001, Signalert made 20 round trips in the Young Investor Fund. It also made over 20 round trips in the Growth Stock Fund from February 2001 through December 2001.

36. Signalert also began trading in four additional funds: the Stein Roe Income Fund (a bond fund), the Acorn Fund (a small to mid cap fund), the Galaxy Equity Value Fund (a large cap fund), and the Galaxy Growth & Income Fund. Despite the fact that the Stein Roe Income Fund and the Acorn Fund each included the Prohibition representation in their prospectuses, Signalert made eight round trips in the Stein Roe Income Fund, all in the month of November 2001, and at least 15 round trips in the Acorn Fund during the period from March 2001 through February 2003. In addition, notwithstanding the fact that the two Galaxy funds generally limited investors to three exchanges per year, Signalert made approximately 23 round trips in the Galaxy Equity Value Fund and more than 25 round trips in the Galaxy Growth & Income Fund in a period of less than a year, from February 2001 through January 2002.

H. Waldbaum Arrangement and Trading

37. During late 2002, Columbia Distributor entered into a "sticky-asset" arrangement with American Express, which was acting on behalf of investor Alan Waldbaum ("Waldbaum"). Under the arrangement, his account was allowed to make 10 round trips per year in the Columbia Tax Exempt Fund ("Tax Exempt Fund"), a municipal bond fund, if he moved less than $5 million each time and always kept $2 million in the fund. The arrangement

was approved by the portfolio manager for the Tax Exempt Fund.

38. At the time, the prospectus for the Tax Exempt Fund included Columbia Advisors' Prohibition representation. Notwithstanding this representation, Waldbaum made 10 round trips in the Tax Exempt fund from November 2002 through October 2003.

I. Tandem Arrangement and Trading

39. By early 2000, Tandem Financial ("Tandem"), an investment adviser, entered into an arrangement with Columbia Distributor, which was approved by its Senior Vice President. The arrangement permitted Tandem to make an unlimited number of trades in one or more of the Columbia Funds. Overall, pursuant to this arrangement, during the period from February 2000 through September 2003, Tandem made more than 100 round trips in the Tax Exempt Fund.

40. During 2000, Tandem made approximately eleven round trips in the Tax-Exempt Fund. Starting in April 2001, the prospectus for the Tax Exempt Fund prospectus included the Prohibition disclosure. Despite the disclosure, Tandem made 106 round trips during the period from April 2001 through September 2003.

Other Trading

41. From January 1998 to October 2003, the number of purchases matched with sales in accounts trading in the Columbia Funds totaled over 44,000 matches. During this period, thousands of non-omnibus accounts made two or more round trips in the Columbia Funds in amounts of $100,000 or more. Approximately 270 of these accounts each made over 21 round trips. In the non-omnibus accounts, there were altogether over 22,300 round trips during the period and the omnibus accounts also made numerous round trips.

Respondents Failed to Disclose the Frequent or Excessive Trading Arrangements

42. Several Columbia Advisors portfolio managers (including those for the Growth Stock Fund, the Newport Tiger Fund, the High Yield Fund, the Young Investor Fund, and the Tax Exempt Fund, one of whom was also the Chief Investment Officer for International Equities), knew of and acquiesced in one or more of the arrangements described above, allowing excessive or short-term trading of their own funds, even though these arrangements were often contrary to the express representations in the funds= prospectuses. In addition, the senior executive at a predecessor to Columbia Advisors responsible for the predecessor's advisory activity during the period from 1998 through late 2001 was aware of at least one of these arrangements.

43. Respondents never disclosed to investors or to the independent trustees of the Columbia Funds the arrangements described above or the trading in the funds that took place pursuant to the arrangements.

Respondents Knew That Short-Term or Excessive Trading Harmed

or Created a Risk of Harm to the Funds

44. Some of the Columbia Funds' portfolio managers and a number of Columbia Distributor senior executives and senior executives responsible for Columbia Advisors' advisory activity during the period from 1998 to 2003, knew that short-term or excessive trading caused potential or actual harm and disruption to the Columbia Funds. For example:

a. By the beginning of 2000, a Senior Vice President of Columbia Distributor expressed concern about the potentially harmful effect that Calugar's frequent trading was having on the relevant Columbia Funds.

b. In the Spring of 2000, shortly after the peak of Calugar=s trading in the Stein Roe International Fund, the fund=s liaison with Columbia Distributor sent an e-mail to the head of Columbia Advisors and Co-President of Columbia Distributor with a chart that he summarized as showing: "for the last 6 weeks . . . $142,018,026 has gone into the Fund and $134,935,372 has gone out. . . .These figures exceed the total size of the Fund!" He continued, "My goal here is to increase awareness of the magnitude of this problem and to get everyone involved working on a solution on a timely basis."

c. In October 2000, in an e-mail discussing Ilytat, the portfolio manager for the Newport Tiger Fund complained about market timers to the head of Columbia Advisors and the Co-President of Columbia Distributor, stating : "Their active trading has increased and it has become unbearable. There will be long term damage to the fund." He further noted, "Let=s understand that they [timers] really are not investors. They take advantage of the fund=s delayed pricing mechanism which almost guarantees a risk free return . . . I hope wholesalers understand that by accepting a flipper=s [i.e., a short-term trader's] investment they do damage to the fund=s performance, tax status, and the other shareholders (their clients)."

d. In March 2001, in another e-mail sent to the head of Columbia Advisors and to the Co-President of Columbia Distributor, the Tiger Fund portfolio manager stated that "Newport. . .and the fund=s long-term shareholders are all negatively impacted by flippers." He suggested that action be taken. The portfolio manager spoke directly with the head of Columbia Advisors and the Co-President of Columbia Distributor about market timing issues, including his concerns about the negative impact on his funds that frequent movements of large amounts of cash in and out of the fund could have, making it difficult to manage the funds.

e. In September 2002, the Funds' transfer agent reported to a Managing Director of Columbia Distributor that, "Despite the tools currently available to us, timers continue to disrupt fund performance and management as well as exaggerate sales figures."

45. In November 2002, the boards of trustees of funds managed by Wanger Asset Management, L.P., a subsidiary of Columbia Management Group, approved the implementation of a 2% redemption fee in connection

with its international funds. In December 2002, the board of trustees of funds managed by Columbia Advisors approved the implementation of a 2% redemption fee in connection with its international funds. The redemption fees were designed to curb frequent trading activities in the funds.

46. On January 31, 2003 a senior executive of Columbia Advisors sent an e-mail to the executive who headed the entity responsible for monitoring fund trading, stating: "I found out a week ago, in casual conversation . . . that severer[sic] Fleet employees who use the international funds in our own 401k arb the fund. FYI." He advised one Fleet employee to cease such trading. The executive who received this information was also a director of Columbia Distributor, an officer of Columbia Advisors and a trustee of several Columbia Funds. Neither the executive nor any other individual at Columbia Advisors, Columbia Distributor, or their affiliates took any action to investigate or halt such trading in shares held in the 401(k) plan. In February 2003, Columbia international funds began imposing a 2% redemption fee. After February, 2003, Liberty International Equity Fund was no longer in the Fleet 401(k) plan.

47. Notwithstanding the concerns raised about the impact this excessive or short-term trading was having on the relevant Columbia Funds, Columbia Advisors and Columbia Distributor continued to allow, and/or failed to prevent, such trading.

Columbia Distributor Interfered With Efforts to Halt Short-Term or Excessive Trading

48. Columbia Distributor recognized its obligation to act consistently with fund disclosure prohibiting short-term or excessive trading, and professed to want to prevent short-term or excessive traders from investing in the Columbia Funds. In fact, however, in connection with the arrangements referenced above, on multiple occasions, Columbia Distributor executives and employees blocked efforts to halt their clients= trading activity. For example:

a. In 2000, a Columbia Distributor sales executive halted efforts to stop Giacalone from making almost daily round trips in the Newport Tiger Fund. Although the Giacalone accounts were subsequently shut down, Columbia Distributor=s interference delayed the process and allowed a substantial number of additional trades to be made.

b. In March 2001, a Senior Vice President of Columbia Distributor intervened when a portfolio assistant to the Acorn International Fund attempted to stop Ilytat from violating the fund=s short-term trading policy. The Columbia Distributor executive caused a manager to telephone the portfolio assistant and tell her that it was "inappropriate" for her to take any direct steps to halt Ilytat=s trading.

c. By the end of March 2001, with the acquiescence of a Senior Vice President of Columbia Distributor, Ilytat had been placed on a list of "Authorized Accounts for Frequent Trading," a list of accounts maintained by the transfer agent for the Columbia Funds, against which no action was to be taken, however frequent their trading.

d. In December 2001, a Senior Vice President of Columbia Distributor intervened when the portfolio manager for Acorn International Fund complained about Ilytat=s market timing adversely impacting her fund and tried to halt it. After he spoke to the fund's management, they agreed that Ilytat would be allowed to unwind its position by trading one-third of its current balance three to four times per year.

e. In 2002, Columbia Distributor=s Managing Director for National Accounts personally intervened to reverse stops placed on Ilytat=s trading by market timing surveillance personnel. Ilytat continued trading for almost three more months thereafter.

f. In January 2003, a Columbia Distributor sales manager insisted that no restrictions be placed on trading by Waldbaum because of the trading arrangement with him.

g. In early 2003, a sales manager at Columbia Distributor intervened when the Funds' transfer agent sought to block Tandem from placing any more trades in shares of the Tax-Exempt Fund. She wrote to the transfer agent's market surveillance manager, "Tandem Fin=l . . . are [sic] an advisor that we have a very close relationship with. We definitely do not want to restrict them," and further stated that "there are certain relationships like Tandem that are allowed to time based on prior discussions." As a result of this intervention, Tandem was allowed to continue trading in the Tax Exempt Fund through October 2003.

h. In March 2003, a Columbia Distributor executive intervened to allow Signalert to trade in the Columbia High Yield fund, despite a previous bar for excessive trading.

Columbia Advisors and Columbia Distributor Benefited From Short-Term or Excessive Trading

49. Both Columbia Advisors and Columbia Distributor benefited directly from the short-term trading arrangements. Because Columbia Advisors received advisory fees based on the total assets under management in the funds for which it acted as adviser, it served Columbia Advisors= financial interest to obtain the largest possible investment in a fund. Indeed, in an e-mail in 2000, a Managing Director of Columbia Distributor set forth certain guidelines for entering short-term trading arrangements requiring, inter alia, that the investor place non-trading assets in Columbia Funds, to ensure "a constant management fee income."

50. Columbia Distributor earned revenue and its executives were compensated in whole or in part based on the total amount of assets they caused to be invested in the funds. As a result, it was also in Columbia Distributor's financial interest to do what was necessary to persuade short-term traders to place money in the funds.

Columbia Advisors and Columbia Distributors Provided Material Non-Public Portfolio Information to Traders

51. Columbia Advisors generally maintained as confidential information concerning the specific securities owned by Columbia funds, and their weighted value. Except at semi-annual intervals, Columbia did not disclose this information to the public. In a February 2002 e-mail, sent to an individual identified by Fleet as an employee of its Denver call center, a member of Columbia's compliance department stated that "it is our policy not to provide information on fund holdings to individual shareholders or potential investors unless it is information that we have already made public." However, Columbia Advisors through portfolio managers and Columbia Distributor, with the approval of senior managers, provided material non-public portfolio holdings information to various entities. One of the entities that received non-public portfolio holdings information was Ilytat. From at least August 2000 through at least July 2002, it received such non-public portfolio holdings information for at least eight funds. Knowledge of Columbia's portfolio holdings would enable Ilytat or others to engage in hedge transactions involving a fund and the underlying securities it held. In response to a written inquiry from the Commission's Office of Compliance Inspection and Examinations in September 2003, a senior executive of Columbia Advisors represented in writing that "We have not yet identified any deviations from policies as applied to the transmission of non-public information with respect to a Fund's portfolio holdings." In January 2004, Columbia Advisors informed the Commission staff that Columbia Advisors and Columbia Distributor had transmitted non-public fund portfolio holdings information. Between January and July 2004, Columbia Advisors and Columbia Distributor supplemented that response with additional information about transmittals of non-public portfolio holdings information of certain funds to Ilytat and others.

52. Senior executives of Columbia Advisors and Columbia Distributor were aware that these entities did not have a consistent policy or practice with respect to disclosure of fund portfolio holdings and related information. In late 2001, Columbia's legal department expressed concern about the practice of portfolio holdings disclosure. Columbia Distributor managers continued to provide such information, but agreed to follow the legal department's recommendation to provide the following language if such information was disclosed: "By accepting this information, you acknowledge that it is provided to you on a confidential basis and is not to be distributed to any shareholder of the funds or to any person other than the recipient and is not to be used for any purpose other than the purpose you have expressly discussed with us." However, on multiple occasions after that agreement, non-public portfolio holdings information was provided without such language.

Violations

53. As a result of the conduct described in Section III above, Columbia Advisors willfully violated Sections 206(1) and 206(2) of the Advisers Acts in that Columbia Advisors, while acting as an investment adviser, employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, Columbia Advisors permitted short-term and excessive trading, contrary to the prospectus disclosure for the funds traded. In addition, Columbia Advisors breached its fiduciary duty to the Funds when it failed to disclose to the fund boards or shareholders the conflicts of interest created

when it placed its own interest in accepting market timing money to generate fees above the interests of long-term shareholders, who were harmed by market timing.

54. As a result of the conduct described in Section III above, Columbia Distributor willfully aided and abetted and caused Columbia Advisors' violations of Sections 206(1) and 206(2) of the Advisers Act. Columbia Distributor knew or was reckless in not knowing that its negotiation of arrangements allowing short-term or excessive trading would aid and abet or contribute to Columbia Advisors' violations by rendering the fund prospectuses issued by Columbia Advisors materially misleading, and would cause Columbia Advisors to breach its fiduciary duty to act in the interest of fund shareholders.

55. As a result of the conduct described in Section III above, Columbia Advisors and Columbia Distributor willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, in that, while acting as principals, they participated in and effected transactions in connection with joint arrangements in which the funds were participants without filing an application with the Commission and obtaining a Commission order approving the transactions. These provisions are designed to prevent abuses arising from conflicts of interest between an investment company and any affiliated person of the investment company. As an affiliated person and as the principal underwriter, respectively, of the Columbia Funds, which are registered investment companies, Columbia Advisors and Columbia Distributor effected transactions in which they were joint participants with the Funds. They caused certain Funds to enter into joint transactions whereby some funds agreed to accept market timing investments (to their detriment) in return for the placement of long-term assets in other affiliated funds. The Funds' participation in the market timing arrangements was on a basis less advantageous than Respondents' participation, because Columbia Advisors earned fees and Columbia Distributor received payments for "sticky" money placed in non-timed funds, in exchange for allowing timing activity in other funds that could be harmful to those funds. The funds in which timing activity was allowed received no benefit from these "sticky asset" arrangements. Respondents failed to obtain an exemptive order from the Commission for these joint transactions, as required by Rule 17d-1.

56. As a result of the conduct described in Section III above, Columbia Advisors willfully violated, and Columbia Distributor willfully aided and abetted and caused violations of, Section 34(b) of the Investment Company Act. Columbia Advisors made untrue statements of a material fact or omitted to state facts necessary in order to prevent statements made, in the light of the circumstances under which they were made, from being materially misleading in registration statements or other documents filed with the Commission. From 2001, Columbia's prospectuses included the statement that "The Fund does not permit short-term or excessive trading in its shares." These prospectuses were materially misleading. Columbia Advisors prepared and repeatedly filed the materially misleading registration statements and prospectuses with the Commission. Columbia Distributor aided and abetted Columbia Advisors' violations of Section 34(b) in that it knew that the statements filed with the Commission were inaccurate and failed to correct those statements, allowing further misleading filings to be made.

57. As a result of the conduct described in Section III above, Columbia Advisors willfully violated Section 204A of the Advisers Act in that it, while acting as an investment adviser, failed to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser's business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser, by releasing material, nonpublic information concerning the funds' portfolio holdings to one or more timers in the funds.

58. As a result of the conduct described in Section III above, Columbia Distributor willfully violated Section 17(a) of the Securities Act, in that it directly and indirectly, in the offer or sale of securities by the use of the means or instruments of transportation or communication in interstate commerce or by the use of the mails: (a) acting knowingly or recklessly, employed devices, schemes or artifices to defraud; (b) obtained money or property by means of untrue statements of material fact or omissions to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (c) engaged in transactions, practices or courses of business which operated as a fraud or deceit upon purchasers of the securities. Columbia Distributor offered and sold shares of the Columbia Funds using prospectuses that contained materially misleading statements. As discussed above, a number of Columbia Distributor's senior executives knew of and participated in arrangements under which Columbia Funds allowed certain shareholders to engage in short-term and excessive trading. They knew or were reckless in not knowing that these arrangements were not disclosed in the prospectuses for the funds, and, in or after 2001, that the arrangements were directly contrary to the fund prospectus disclosure, which represented that the funds did not permit short-term or excessive trading.

59. As a result of the conduct described in Section III above and specifically the conduct described in paragraph 58 above, Columbia Distributor willfully violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, in that it directly or indirectly, in connection with the purchase or sale of securities, by the use of means and instrumentalities of interstate commerce, or of the mails, or a facility of a national securities exchange: (a) employed devices, schemes or artifices to defraud; (b) made untrue statements of material fact or omitted to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading; and (c) engaged in acts, practices, or courses of business which operated as a fraud or deceit upon certain persons.

60. As a result of the conduct described in Section III above, Columbia Distributor willfully violated Section 15(c) of the Exchange Act, by effecting transactions in, or inducing or attempting to induce, the purchase or sale of securities (other than on a national securities exchange of which it was a member) by means of a manipulative, deceptive, or other fraudulent device or contrivance.

Certain Remedial Efforts and Undertakings

61. In determining to accept the Offers, the Commission considered the

following[2] efforts voluntarily undertaken by the Columbia Funds:

a. Within 90 days of the date of this Order, the Columbia Funds will operate in accordance with the following governance policies and practices:

 i. No more than 25% of the members of the board of trustees of any Columbia Fund will be persons who either: (A) were directors, officers or employees of any respondent named in this Order or the Bank of America Order, or any successor entity, at any point during the preceding 10 years; or (B) are interested persons, as defined in the Investment Company Act, of the Fund or of any respondent named in this Order or the Bank of America Order. In the event that the board of trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent trustee, the independent trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

 ii. No chairman of the board of trustees of any Columbia Fund will either: (A) have been a director, officer or employee of any respondent named in this Order or the Bank of America Order, or any successor entity, during the preceding 10 years; or (B) be an interested person, as defined in the Investment Company Act, of the Fund or of any respondent named in this Order or the Bank of America Order, or any successor entity; and

 iii. Any person who acts as counsel to the independent trustees of any Columbia Fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act and will not have any employment, consultant, attorney-client, auditing or other professional relationship with any respondent named in this Order; with Banc of America Capital Management, LLC or BACAP Distributors, LLC; or with any successor entity to any of those entities.

b. No action will be taken by the board of trustees of any Columbia Fund or by any committee thereof unless such action is approved by a majority of the members of the board of trustees or of such committee, as the case may be, who are neither: (i) persons who were directors, officers or employees of any respondent named in this Order or in the Bank of America Order, or any successor entity, at any point during the preceding 10 years; or (ii) interested persons, as defined in the Investment Company Act, of the Fund or of any respondent named in this Order or in the Bank of America Order, or any successor entity. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent trustees of a fund is not approved by the full Board of Trustees, the fund will disclose such proposal and the related board vote in its shareholder report for such period.

c. Commencing in 2005 and not less than every fifth calendar year thereafter, each Columbia Fund will hold a meeting of shareholders at which the board of trustees will be elected.

d. Each of the Columbia Funds will designate an independent compliance officer reporting to its board of trustees as being responsible for assisting the board of trustees and any of its committees in monitoring compliance by Respondents and their successor entities with the federal securities laws, those entities' fiduciary duties to fund shareholders and the Code of Ethics in all matters relevant to the operation of the Columbia Funds. The duties of this person will include reviewing all compliance reports furnished to the board of trustees or its committees by Columbia-affiliated entities, attending meetings of Columbia Advisors' Internal Compliance Controls Committee and of Columbia Distributor's Internal Compliance Controls Committee to be established pursuant to Respondents' undertakings set forth in Section IV below, serving as liaison between the board of trustees and its committees and the chief compliance officer of Columbia-affiliated entities, making such recommendations to the board of trustees regarding respondents' and successor entities' compliance procedures as may appear advisable from time to time, and promptly reporting to the board of trustees any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

62. In determining to accept the Offers, the Commission further considered the following undertakings by Respondents: *Ongoing Cooperation:* Respondents shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, Respondents have undertaken:

a. To produce promptly, without service of a notice or subpoena, any and all documents and other information requested by the Commission's staff;

b. To use their best efforts to cause their employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c. To use their best efforts to cause their employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff, at such times as the staff reasonably may direct; and

d. That in connection with any testimony of Respondents to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Respondents:

 i. Agree that any such notice or subpoena for Respondents' appearance and testimony may be served by regular mail on their attorneys, Bingham McCutchen, LLP, 150 Federal Street, Boston, Massachusetts 02110-1726, att'n: Steven W. Hansen, Esq.; and

ii. Agree that any such notice or subpoena for Respondents' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

63. Compliance and Oversight Structure. Respondent Columbia Advisors shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. Columbia Advisors shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the Columbia Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives of Columbia Advisors. Columbia Advisors shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. Columbia Advisors shall report on issues arising under the Code of Ethics to the extent relating to fund business, including all violations thereof, to the Compliance or Audit Committee of the pertinent Board of Trustees of the Columbia Funds advised by Columbia Advisors with such frequency as the Compliance or Audit Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

b. Columbia Advisors shall establish an Internal Compliance Controls Committee to be chaired by its chief compliance officer, which Committee shall have as its members senior executives of Columbia Advisors. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent compliance officer of the trustees of the Columbia Funds advised by Columbia Advisors, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee for Columbia Advisors shall review compliance issues throughout the business of Columbia Advisors, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Compliance or Audit Committee of the boards of trustees of the Columbia Funds advised by Columbia Advisors with such frequency as the independent trustees of such funds may instruct, and in any event at least quarterly. Columbia Advisors shall also provide to the Board of Directors of Columbia Advisors or any successor entity the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Compliance or Audit Committee of the Columbia Funds advised by Columbia Advisors.

c. Columbia Advisors shall at its own expense establish and staff a full-time senior- level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the chief compliance officer of Columbia Advisors.

d. Columbia Advisors shall require that its chief compliance officer or a member of his or her staff shall review compliance with the policies and procedures established to address compliance issues under the Securities Act, Exchange Act, Investment Advisers Act and Investment Company Act and that any violations be reported to the Internal Compliance Controls Committee.

e. Columbia Advisors shall require that its chief compliance officer report to the independent trustees of the Columbia Funds advised by Columbia Advisors any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent trustees may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable trustee) shall be reported promptly.

f. Columbia Advisors shall establish a corporate ombudsman to whom employees may convey concerns about Columbia business matters that they believe implicate matters of ethics or questionable practices. Columbia Advisors shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent trustees of the Columbia Funds advised by Columbia Advisors. Columbia Advisors shall also review matters to the extent relating to fund business brought to the attention of the ombudsman, along with any resolution of such matters, with the independent trustees of the Columbia Funds advised by Columbia Advisors with such frequency as the independent trustees of such funds may instruct.

64. Respondent Columbia Distributor shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. Columbia Distributor shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the Columbia Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives of Columbia Distributor. Columbia Distributor shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to

review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. Columbia Distributor shall report on issues arising under the Code of Ethics to the extent relating to fund business, including all violations thereof, to the Compliance or Audit Committee of the pertinent Board of Trustees of any fund distributed by Columbia Distributor with such frequency as the Compliance or Audit Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

b. Columbia Distributor shall establish an Internal Compliance Controls Committee to be chaired by its chief compliance officer, which Committee shall have as its members senior executives of Columbia Distributor. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent compliance officer of the trustees of the funds distributed by Columbia Distributor, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee for Columbia Distributor shall review compliance issues throughout the business of Columbia Distributor, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Compliance or Audit Committee of the trustees of the funds distributed by Columbia Distributor with such frequency as the independent trustees of such funds may instruct, and in any event at least quarterly. Columbia Distributor shall also provide to the Board of Directors of Columbia Distributor or any successor entity the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Compliance or Audit Committee of the funds distributed by Columbia Distributor.

c. Columbia Distributor shall at its own expense establish and staff a full-time senior-level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the chief compliance officer of Columbia Distributor.

d. Columbia Distributor shall require that Columbia's chief compliance officer or a member of his or her staff review compliance with the policies and procedures established to address compliance issues under the Securities Act, Exchange Act, Investment Advisers Act and Investment Company Act and that any violations be reported to the Internal Compliance Controls Committee.

e. Columbia Distributor shall require that its chief compliance officer report to the independent trustees of the funds distributed by Columbia Distributor any breach of fiduciary duty and/or the federal securities laws of

which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent trustees may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable trustee) shall be reported promptly.

f. Columbia Distributor shall establish a corporate ombudsman to whom employees may convey concerns about Columbia business matters that they believe implicate matters of ethics or questionable practices. Columbia Distributor shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent trustees of the Columbia Funds. Columbia Distributor shall also review matters to the extent relating to fund business brought to the attention of the ombudsman, along with any resolution of such matters, with the independent trustees of the funds distributed by Columbia Distributor with such frequency as the independent trustees of such funds may instruct.

65. Independent Compliance Consultants.

a. Respondent Columbia Advisors shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant ("the Adviser Consultant") not unacceptable to the staff of the Commission and a majority of the independent trustees of the Columbia Funds advised by Columbia Advisors. The Adviser Consultant's compensation and expenses shall be borne exclusively by Respondent. Respondent shall require the Adviser Consultant to conduct a comprehensive review of Respondent's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Respondent and its employees. This review shall include, but shall not be limited to, a review of Respondent's market timing and late trading controls across all areas of its business, a review of the pricing practices of the Columbia Funds advised by Columbia Advisors that may make those funds vulnerable to market timing, a review of the utilization by the Columbia Funds advised by Columbia Advisors of short-term trading fees and other controls for deterring excessive short-term trading, a review of possible governance changes in the boards of the Columbia Funds advised by Columbia Advisors to include committees organized by market sector or other criteria so as to improve compliance, and a review of Respondent's policies and procedures concerning conflicts of interest,

including conflicts arising from advisory services to multiple clients. Respondent shall require the Adviser Consultant also to review Respondent's policies and procedures concerning provision of non-public information relating to fund portfolio holdings and weighted value. Respondent shall cooperate fully with the Adviser Consultant and shall provide the Adviser Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

b. Respondent Columbia Distributor shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant ("the Distributor Consultant") not unacceptable to the staff of the Commission and the majority of the independent trustees of the funds distributed by Columbia Distributor. The Distributor Consultant's compensation and expenses shall be borne exclusively by Respondent. Respondent shall require the Distributor Consultant to conduct a comprehensive review of Respondent's sales practices, supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Codes of Ethics and federal securities law violations by Respondent and its employees. The Respondent shall require the Distributor Consultant also to review Respondent's policies and procedures concerning provision of non-public information relating to fund portfolio holdings and weighted value. Respondent shall cooperate fully with the Distributor Consultant and shall provide the Distributor Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

c. Respondents shall require that, at the conclusion of the reviews by the Adviser Consultant and Distributor Consultant (collectively referred to as the Independent Compliance Consultants), which in no event shall be more than 120 days after the date of entry of the Order, each Independent Compliance Consultant shall submit a Report to the Respondent, the trustees of the Columbia Funds advised by Columbia Advisors (in the case of Columbia Advisors) and funds distributed by Columbia Distributor (in the case of Columbia Distributor), and the staff of the Commission. The Respondents shall require that the Adviser Consultant's Report address the issues described in paragraph 65(a) of this Order and the Distributor Consultant's Report shall address the issues described in paragraph 65(b) of this Order. Respondents shall require that each Report include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of Respondents and the pertinent Funds, and a procedure for implementing the recommended changes in or improvements to Respondents' policies and procedures.

d. Respondents shall adopt all recommendations with respect to Respondents contained in the Reports of the Independent Compliance Consultants; provided, however, that within 150 days after the date of entry of the Order, Respondents shall in writing advise the Independent Compliance Consultants, the trustees of the pertinent Columbia Funds and the staff of the Commission of any recommendations that a Respondent considers to be unnecessary or inappropriate. With respect to any recommendation that Respondents consider unnecessary or inappropriate, Respondents need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

e. As to any recommendation with respect to Respondents' policies and procedures on which Respondents and the Independent Compliance Consultants do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event Respondents and the Independent Compliance Consultants are unable to agree on an alternative proposal acceptable to the staff of the Commission, Respondents will abide by the determinations of the Independent Compliance Consultants.

f. Respondents: (a) shall not have the authority to terminate the Independent Compliance Consultants, without the prior written approval of a majority of the independent trustees of the Columbia Funds advised by Columbia Advisors (in the case of Columbia Advisors) and funds distributed by Columbia Distributor (in the case of Columbia Distributor) and the staff of the Commission; (b) shall compensate the Independent Compliance Consultants, and persons engaged to assist the Independent Compliance Consultants, for services rendered pursuant to the Order at their reasonable and customary rates; and (c) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultants and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultants from transmitting any information, reports, or documents to the trustees or the Commission.

g. Respondents shall require that the Independent Compliance Consultants, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with any Respondent, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such, provided, however, that notwithstanding the foregoing the Independent Compliance Consultants may serve as

Independent Compliance Consultants pursuant to the Bank of America Order. Respondents shall require that any firm with which an Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent trustees of the Columbia Funds advised by Columbia Advisors (in the case of Columbia Advisors) and funds distributed by Columbia Distributor (in the case of Columbia Distributor) and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with any Columbia-affiliated entity, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

66. Periodic Compliance Review. Commencing in 2006, and at least once every other year thereafter, Respondents shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of Respondents. At the conclusion of the review Respondents shall require the third party to issue a report of its findings and recommendations concerning Respondents' supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Respondents and their employees in connection with their duties and activities on behalf of and related to the Columbia Funds advised by Columbia Advisors (in the case of Columbia Advisors) and funds distributed by Columbia Distributor (in the case of Columbia Distributor). Each such report shall be promptly delivered by Respondents to the Internal Compliance Controls Committee of Columbia Advisors or Columbia Distributor; and to the Compliance or Audit Committee of the board of trustees of each Columbia Fund advised by Columbia Advisors (in the case of Columbia Advisors) and funds distributed by Columbia Distributor (in the case of Columbia Distributor).

67. Independent Distribution Consultant. Respondents shall retain, within 10 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent trustees of the Columbia Funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by Respondents. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to their files, books, records, and personnel as reasonably requested for the review. Respondents shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of the total disgorgement and penalty ordered in paragraph IV. below, and any interest or earnings thereon, according to a methodology developed in consultation

with Respondents and the independent trustees of the Columbia Funds and acceptable to the staff of the Commission.

a. Respondents shall require that the Independent Distribution Consultant submit to Respondents and the staff of the Commission the Distribution Plan no more than 100 days after the date of entry of the Order.

b. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, Respondents or the staff of the Commission advise, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

c. With respect to any determination or calculation of the Independent Distribution Consultant with which Respondents or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Respondents and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

d. Within 175 days of the date of entry of this Order, Respondents shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans, the Independent Distribution Consultant and Respondents shall take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

e. Respondents shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with either Respondent, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such, provided, however, that notwithstanding the foregoing the Independent Distribution Consultant may serve as Independent Distribution Consultant pursuant to the Bank of America Order. Respondents shall require that any firm with which

the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with either Respondent, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

68. Excess Recovery. If Respondents, in their own right, recover in respect of the actions set forth in this order an amount, after fees and expenses, in excess of the aggregate amount paid by Respondents for the benefit of the Funds or their shareholders (exclusive of any portion of the civil penalty that is paid for the benefit of the Funds or their shareholders), then the excess amount shall be paid to the Commission for distribution as contemplated by paragraph 67 above.

69. Certification. No later than twenty-four months after the date of entry of the Order, the chief executive officer of each Respondent shall certify to the Commission in writing that Respondent has fully adopted and complied in all material respects with the requirements set forth in paragraphs 63 through 68 of this section and with the recommendations of the Independent Compliance Consultants or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

70. Recordkeeping. Respondents shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record except electronic mail as set forth below, of Respondents' compliance with the undertakings set forth in paragraphs 63 through 68 of this section. Respondents shall preserve for a period not less than three years from the end of the fiscal year last used, the first two years in an easily accessible place, any electronic mail record of Respondents' compliance with the undertakings set forth in paragraphs 63 through 68 of this section.

71. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in Respondents' Offers.

Accordingly, it is hereby ORDERED, effective immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, Columbia

Advisors is hereby censured.

B. Pursuant to Section 15(b)(4) of the Exchange Act, Columbia Distributor is hereby censured.

C. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent Columbia Advisors shall cease and desist from committing or causing any violations and any future violations of Sections 204A, 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

D. Pursuant to Section 8A of the Securities Act, Section 21C of the Exchange Act, Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent Columbia Distributor shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Sections 10(b) and 15(c) of the Exchange Act and Rule 10b-5 thereunder, Sections 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

E. Respondents shall pay, within 20 days of the entry of the Order, on a joint and several basis, $70,000,000 in disgorgement plus a civil money penalty of $70,000,000, for a total payment of $140,000,000.

1. Such payment shall be: (a) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (b) made payable to the Securities and Exchange Commission; (c) wired, hand-delivered, or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22132; and (d) submitted under cover letter that identifies Columbia Advisors and Columbia Distributor as Respondents in these proceedings, a copy of which cover letter, wire transfer instruction, money order, or check shall be sent to David P. Bergers, Associate District Administrator, Securities and Exchange Commission, Boston District Office, 73 Tremont Street, Boston, MA 02108.

2. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.E. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil

penalty paid by Respondents ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondents agree that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondents in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against a Respondent by or on behalf of one or more investors based on substantially the same facts as set forth in the Order in this proceeding.

F. Respondents shall comply with the undertakings set forth in paragraphs 63 through 70 above.

G. Other Obligations and Requirements. Nothing in this Order shall relieve Respondents or any Columbia Fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to Respondents' Offers of Settlement and are not binding on any other persons or entities in this or any other proceeding.

[2] The undertakings set forth herein shall be binding upon all successors to Respondents. To the extent that any such successor entity shall be subject to the Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order in the matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC ("the Bank of America Order"), which is being entered simultaneously with this Order, if any undertakings contained in the Bank of America Order are inconsistent with this Order, the undertakings of the Bank of America Order shall govern the successor entity's conduct. As used herein, "Columbia Fund" means all registered investment companies currently or hereafter managed by a subsidiary of Columbia Management Group, and shall include all predecessor and successor entities at such time as they are or were managed by a subsidiary of Columbia Management Group. Columbia Management Group includes any successor to that

entity with the same direct or indirect ownership as Columbia Management Group's current ownership.

http://www.sec.gov/litigation/admin/33-8534.htm

TAB B.10



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50841 / December 13, 2004

INVESTMENT ADVISERS ACT OF 1940
Release No. 2337 / December 13, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26692 / December 13, 2004

Admin. Proc. File No. 3-11769

In the Matter of Franklin Advisers, Inc. and Franklin/ Templeton Distributors, Inc., Respondents.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, AND SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The United States Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") and Section 15(b) of the Securities Exchange Act of 1934 ("Exchange Act") against Franklin Advisers, Inc. ("FA" or "Franklin Advisers") and Franklin/ Templeton Distributors, Inc. ("FTDI") (collectively, the "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which

the Commission is a party, and without admitting or denying the findings, except those findings pertaining to the jurisdiction of the Commission over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 ("Order") as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

Respondents

1. FA is an investment adviser registered with the Commission and headquartered in San Mateo, California. FA provides investment advisory, portfolio management, and administrative services to a majority (though not all) of the mutual funds in the Franklin Templeton Investments complex.[2] As of January 31, 2004, FA had $138.4 billion in assets under management.

2. FTDI is a broker-dealer registered with the Commission and headquartered in St. Petersburg, Florida. FTDI provides sales and marketing services and acts as the principal underwriter and distributor of shares of most of the U.S.-registered mutual funds in the Franklin Templeton Investments complex. FTDI earns fees and commissions in connection with the sale of the FT Fund shares.

Summary

3. Between 2001 and 2003, Franklin Templeton Investments ("Franklin" or "FT"), a global mutual fund complex, entered into inadequately disclosed agreements with 39 broker-dealer firms. Pursuant to those agreements, FT used $52 million in brokerage commissions --which were fund assets -- to compensate those broker-dealers for providing preferential marketing of the funds. The use of fund brokerage commissions in lieu of cash payments by FTDI for these marketing arrangements created potential conflicts of interest that should have been, but were not, adequately disclosed to the FT Fund Boards of Directors and FT fund shareholders. These agreements with the broker-dealers, known as "shelf space" agreements, bought placement on certain broker-dealers' lists of recommended mutual funds and on the brokers-dealers' websites, among other things. The objective in entering into the shelf space agreements was to increase sales of the FT funds.

4. FTDI, the principal underwriter and distributor of shares of most of the FT mutual funds, negotiated the terms of the shelf space arrangements and attempted to have each broker-dealer receive the amount contemplated in its agreement with FTDI. FA, which provides investment advisory, portfolio management, and administrative services to a majority of the FT mutual funds, had the duty to inform the fund directors and shareholders of

potential conflicts of interest.

5. FA, aided and abetted by FTDI, failed to adequately disclose that the shelf space arrangements shifted marketing expenses from FTDI to fund shareholders. They also failed to disclose that if the shelf space agreements successfully increased fund sales, FA would benefit from an increase in its compensation, which was calculated as a percentage of total assets under management. In addition, because FTDI asked FT's traders to meet specific directed brokerage targets for certain broker-dealers, FT risked executing trades in a manner inconsistent with shareholder interests. Finally, without knowledge of these agreements, the Boards were unable adequately to evaluate the funds' overall marketing expenses and other issues.

6. By engaging in the inadequately disclosed practice of using fund assets for shelf space, FA and FTDI violated the securities laws. FA and FTDI also violated the law by not ensuring that the commission payments for shelf space were assets of the specific fund promoted by the broker-dealer. As a result, some funds may have been improperly disadvantaged in that the assets of those funds were used for the benefit of other funds.

FTDI Used Brokerage Commissions To Pay For Shelf Space

7. Between January 2001 and the end of 2003, FTDI negotiated shelf space agreements with banks and broker-dealers. Under these agreements, FTDI agreed to pay the broker-dealers for heightened access to the broker-dealers' distribution or sales systems. The heightened access included placement of certain Franklin funds on the brokers' websites and lists of preferred mutual funds, access to brokers, participation in broker conferences, and other advantages. Senior FTDI officers negotiated these deals for FTDI.

8. For the period 2001 through 2003, FTDI sent 39 broker-dealers a total of $52 million in brokerage commissions "directed" as a credit for shelf space arrangements. When the FT traders directed brokerage to the broker-dealers with whom they had shelf space agreements, commissions on mutual fund portfolio trades were used to offset shelf space payments. These brokerage commissions were fund assets. FTDI made some payments in cash, but cash payments were an expense to FTDI. So, FTDI preferred to avoid the cost through the use of directed brokerage. This use of commissions created potential conflicts of interest that needed to be adequately disclosed.

9. When FTDI paid for shelf space with brokerage commissions, it did so according to a ratio calculation. If, for example, the shelf space agreement contemplated that FTDI would pay $100,000 in cash to a broker-dealer for fund sales and assets, some broker-dealers would allow FTDI to satisfy the agreement with $130,000 in brokerage commissions pursuant to an agreed ratio of 1:1.3. If the brokerage commission payments did not cover the specified amount for shelf space, FTDI would pay the balance in cash. It was more beneficial for FTDI to pay for shelf space with brokerage commissions than cash because FTDI was able to avoid using its own assets for the marketing expense.

10. FA also benefited from the payment of directed brokerage commissions for shelf space agreements insofar as increased fund sales generated

increased assets under management, which in turn generated increased management fees for FA.

11. FTDI tracked compliance with the shelf space agreements, most of which were oral, though still definite and specific. FTDI recorded the terms and brokerage targets on a spreadsheet identifying all the broker-dealers who had agreed to accept brokerage in lieu of hard cash payments. FT's trading department established targets for brokerage commissions that would be directed to the various broker-dealers pursuant to the negotiated agreements. As the year progressed, the targets were circulated to the FT trading department as a monthly update showing progress toward the shelf space targets. Toward the end of the year, these reports were distributed weekly rather than monthly to ensure that the traders received up-to-date information on target completion. Toward the end of the fiscal year, the FTDI account managers responsible for maintaining specific broker-dealer relationships would sometimes tell the FT trading department that they were short of reaching that year's brokerage target for one of the broker-dealers. They would ask the FT traders to direct more brokerage to that broker-dealer in order to meet the target and subject to best execution, the FT traders were generally able to comply. The traders were aware of the targets, and FTDI's progress in meeting them, when allocating their trades.

The Inadequately Disclosed Shelf Space Payments Created Potential Conflicts Of Interest

12. Between 2001 and late 2003, FA did not adequately disclose to the FT Boards and FT Shareholders that brokerage commissions were being used as a credit for shelf space. As a fiduciary responsible for informing the FT Boards of important matters and approving the funds' written disclosures to FT Shareholders, FA had a duty to ensure adequate disclosures were made.

13. The Boards were not specifically advised of the practice of paying for shelf space with directed brokerage and were never made aware of several potential conflicts of interest, including that FTDI had a choice about whether to pay for the shelf space from its own assets or the funds' assets and that FA stood to profit from higher fees resulting from increased assets under management. As a result, the Boards were unable to adequately evaluate the funds' overall marketing expenses in approving the funds' marketing plans as required by the Commission pursuant to Rule 12b-1. Because they were not given the opportunity to approve the practice of using fund assets to pay for shelf space, the Boards could not adequately evaluate whether this use of fund assets was in accordance with the best interests of the FT shareholders. Nor could they evaluate the funds' overall marketing expenses.

14. The shelf space arrangements also were not adequately disclosed to the FT Shareholders. FA was responsible for ensuring that the disclosures made in the funds' prospectuses and Statements of Additional Information ("SAIs") accurately described how FTDI chose the broker-dealers with which it worked. Item 16(c) of the SEC's Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions in the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."

15. In the "Dealer Compensation" section of its SAIs, FT disclosed, in pertinent part:

> Distributors and/or its affiliates may provide financial support to securities dealers that sell share of Franklin Templeton Investments. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton Investments. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer's sales and marketing efforts in Franklin Templeton Investments; a securities dealer's sales and marketing efforts in Franklin Templeton Investments; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's marketing programs relating to Franklin Templeton Investments. Financial support to securities dealers may be made by payments from Distributor's own resources, from Distributors' retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

The "Portfolio Transactions" section of FT's SAIs sates, in pertinent part:

> If the Funds' officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Funds' portfolio transactions.

Although the SAIs stated that FT could consider a broker-dealer's sales of fund shares when selecting a broker-dealer to execute portfolio transactions, they did not describe FTDI's practice of annually negotiating shelf space arrangements with certain broker-dealers. They did not make clear to fund shareholders that brokerage commissions were used to offset shelf space payment obligations under at least some of these shelf space arrangements. They also did not make clear that use of brokerage payments in this manner was not specifically authorized by the funds' distribution plans approved by the FT Fund Boards pursuant to Rule 12b-1.

Respondents Engaged In Improper Joint Arrangements

16. Each time FT directed a fund's brokerage commissions to obtain credit for the shelf space arrangements, they made no effort to ensure that these commissions came from the specific fund promoted by the broker-dealer in connection with a shelf space arrangement. Accordingly, Respondents made no efforts to ensure that the directed brokerage commissions from any given fund were used to promote the sale of that fund, as opposed to the sale of other funds. As a result, some funds may have been improperly disadvantaged in that the assets of those funds were used for the benefit of other funds. FTDI and FA thus participated in a joint distribution arrangement whereby they improperly pooled and directed brokerage from the FT Funds.

Respondents' Remedial Actions

17. In November 2003, Respondents voluntarily stopped the practice of paying for shelf space with directed brokerage, citing uncertainty in the industry regarding the appropriateness of the practice. Respondents continued to pay for shelf space with cash payments from FTDI.

Violations

18. As a result of the conduct described above:

a. FA:

 i. Willfully[3] violated Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly ... to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

 ii. Willfully violated Section 34(b) of the Investment Company Act, which provides in pertinent part that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement ... filed or transmitted pursuant to" the Investment Company Act and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

 iii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, which provide in pertinent part that it is unlawful for any "affiliated person of or principal underwriter for any registered investment company ..., acting as principal, [to] participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company ... is a participant ... unless an application regarding such joint enterprise or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan[.]"

b. FTDI:

 i. Willfully[1] aided and abetted and caused FA's violation of Section 206(2) of the Advisers Act.

 ii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

Undertakings

19. In determining to accept the Offer, the Commission considered the following efforts to be voluntarily undertaken by FA and FTDI:

A. FA and FTDI shall use their best efforts; (i) to cause all other registered investment adviser subsidiaries of Franklin Resources, Inc.

to perform the undertakings set forth in paragraph 20 below; and (ii) to cause Franklin Resources, Inc. and its subsidiaries to provide such cooperation as may be needed to facilitate the performance of the undertakings in paragraph 19.B. below.

B. Subject to the FT Fund Boards' approval, FA and FTDI will cause the funds to include disclosure in the prospectuses or SAIs about payments made by FA or FTDI to broker-dealers in addition to dealer concessions, shareholder servicing payments, and payments for services that Respondents otherwise would provide, such as subaccounting, and that such payments are intended to compensate broker-dealers for various services, including without limitation, placement on the broker-dealers' preferred or recommended fund list, access to the broker-dealers' registered representatives, assistance in training and education of personnel, marketing support, and other specified services.

20. Respondents undertake the following:

A. **General Compliance.** Respondents will appoint a senior level employee who shall be responsible for developing and implementing within 90 days of the entry of this Order and thereafter maintaining the following written compliance policies and procedures:

1. Procedures designed to ensure that when FT traders place trades with a broker-dealer that also sells FT Fund shares, the person responsible for selecting such broker-dealer is not informed by FA or FTDI of, and does not take into account, the broker-dealer's promotion or sale of fund shares;

2. Procedures requiring the documentation of all shelf space arrangements and requiring FTDI to use its best efforts to enter into written contracts memorializing the shelf space arrangements between FTDI and the broker-dealer or other intermediary. The documentation of each shelf space arrangement will set forth the payment schedule and the services that the broker-dealer or other intermediary will provide, and include a provision preventing the broker-dealer or other intermediary from accepting compensation for promoting or selling FT Fund shares in the form of commissions for brokerage transactions directed to it from an FT Fund portfolio transaction. The documentation of each shelf space arrangement will include a directive from FTDI that the broker-dealer or other intermediary provide point-of-sale disclosure documents, consistent with current legal requirements.

3. Procedures for obtaining the approval in writing of all shelf space arrangements by the General Counsel of FT, or his delegate, and subsequent presentation of the approved arrangements to the FT Fund Boards for approval prior to implementation.

4. FTDI will supplement its compliance manual to establish guidelines for entering into shelf space arrangements, which

shall not be inconsistent with the terms of this Order. FTDI will present the language of the guidelines to the FT Fund Boards and FT's General Counsel for approval.

5. At least once per year, FTDI will make presentations to each of the FT Boards, including an overview of FTDI's shelf space arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid. FTDI will also provide the Boards with a summary quarterly report setting forth amounts paid by FTDI for shelf space arrangements and the broker-dealers that received such payments; and

6. At least once per year for at least five years FA and FTDI will provide the FT Fund Boards with a best execution analysis performed by a recognized independent portfolio trading analytical firm. Respondents will include lists of (a) the top ten executing broker-dealers used by FT Trading and (b) the top ten selling broker-dealers conducting business with FTDI.

B. **Independent Distribution Consultant.**

1. Respondents shall retain, within 30 days of the date of the entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and acceptable to the FT Fund Boards. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively and jointly and severally by Respondents. Respondents shall require the Independent Distribution Consultant to develop a Distribution Plan for the distribution of the total disgorgement and penalty ordered in paragraph IV.C. below to the FT Funds managed by FT or its affiliates according to a methodology developed in consultation with Respondents and the Fund Boards and acceptable to the staff of the Commission.

2. In the event that Respondents and the Independent Distribution Consultant are unable to agree on a Distribution Plan, Respondents shall abide by the recommendation of the Independent Distribution Consultant. The final Distribution Plan shall be submitted, and be acceptable, to the Commission staff.

3. Within 60 days of the date of the entry of the Order, Respondents shall require the Independent Distribution Consultant to submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 610 [17 C.F.R. § 201.610] of the Commission's Rules of Practice. Following a Commission order approving a final Distribution Plan, as provided in Rule 613 [17 C.F.R. § 201.613] of the Commission's Rules of Practice, Respondents shall require that the Independent Distribution Consultant, with Respondents, take all necessary and appropriate steps to administer the final Distribution Plan.

4. Within 90 days of the entry of the Order, based on this

Distribution Plan, the Respondents shall require the Independent Distribution Consultant to calculate the amount that should be distributed to the FT Funds. Respondents shall require the Independent Distribution Consultant to oversee the actual distribution of the monies to the FT Funds, which shall take place no later than 120 days from the entry of the Order.

5. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to their files, books, records and personnel as reasonably requested by the IDC or required by the Distribution Plan. Respondents shall use their best efforts to provide the Independent Distribution Consultant access to the files, books, records and personnel of other Franklin Resources, Inc. subsidiaries as reasonably requested by the IDC or required by the Distribution Plan.

6. To ensure the independence of the Independent Distribution Consultant, Respondents: (i) shall not have the authority to terminate the Independent Distribution Consultant, without prior written approval of the Commission's staff; (ii) shall compensate the Independent Distribution Consultant, and persons engaged to assist the Independent Distribution Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Distribution Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Distribution Consultant from transmitting any information, reports, or documents to the Commission or the Commission's staff.

7. To further ensure the independence of the Independent Distribution Consultant for the period of the engagement and for a period of two years from completion of the engagement, Respondents shall require that the Independent Distribution Consultant not enter into any employment, consultant, attorney-client, auditing or other professional relationship with FT, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity. Respondents shall further require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the Commission's staff, enter into any employment, consultant, attorney-client, auditing or other professional relationship with FT, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement. The foregoing to the contrary notwithstanding, Respondents may retain the same Independent Distribution Consultant that FA has retained in connection with the order styled In the Matter of Franklin Advisers, Inc., Rel. No. IA-2271 (the "Market Timing Settlement"), to fulfill the obligations set forth in this Section.

C. **Certification.** No later than twenty-four months after the date of

entry of the Order, the Presidents of FA and FTDI shall certify to the Commission in writing that FA and FTDI have fully adopted and complied in all material respects with the undertakings set forth in this section or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

D. **Recordkeeping.** Respondents shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of their compliance with the undertakings set forth in this section.

E. **Deadlines.** For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in the Offer submitted by Respondents.

Accordingly, it is hereby ORDERED that:

A. FA and FTDI are censured.

B. FA shall cease and desist from committing or causing any violations and any future violations of Sections 206(2) of the Advisers Act,and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

C. FTDI shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

D. FTDI shall pay, within 30 days of the entry of the Order, disgorgement in the amount of $1 ("Disgorgement"). FTDI and FA shall each pay, within 30 days of the entry of the Order, civil money penalties in the amount of $10 million ("Penalties"), for a total payment of $20,000,001. Such payments shall be: (1) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (2) made payable to the Securities and Exchange Commission; (3) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (4) submitted in connection with a cover letter that identifies FA and FTDI as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and wire confirmation, money order or check shall be sent to Helane Morrison, District Administrator, San Francisco District Office, U.S. Securities and Exchange Commission, 44 Montgomery, Suite 2600, San Francisco, CA 94104. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such

Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, after offset or reduction in any Related Investor Action based on Respondent's payment of disgorgement in this action, further benefit by offset or reduction of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondents agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

E. Respondents shall comply with the undertakings enumerated in paragraph 20 above.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to Respondents' Offer and are not binding on any other person or entity in this or any other proceeding.

[2] FA and FTDI are wholly owned subsidiaries of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California, which has securities registered under Section 12(g) of the Securities Exchange Act of 1934 and files periodic reports with the Commission. Franklin Resources, Inc. and its subsidiaries operate under the name "Franklin Templeton Investments," here shortened to "FT." Through its subsidiaries, FT provides a broad range of investment advisory, investment management, and related services to open-end investment companies, including a family of over 100 retail mutual funds, referred to herein as the "FT funds."

[3] "Willfully" as used with respect to the direct violations in this Order means intentionally committing the act that constitutes the violation. *See Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000); *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965). There is no requirement that the actor also be aware that it is violating one of the Rules or Act.

[4] "Willfully" as used with respect to the aiding and abetting violations in this Order means knowingly committing the act which constitutes the violation,

see Wonsover v. SEC, 205 F.3d 408, 418 (D.C. Cir. 2000); *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965)."

http://www.sec.gov/litigation/admin/34-50841.htm

TAB B.11



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 50506 / October 8, 2004

INVESTMENT ADVISERS ACT OF 1940
Release No. 2311 / October 8, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26629 / October 8, 2004

Admin. Proc. File No. 3-11701

In the Matter of Invesco Funds Group, Inc., AIM Advisors, Inc., and AIM Distributors, Inc., Respondents.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The United States Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 15(b) of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Invesco Funds Group, Inc., AIM Advisors, Inc., and AIM Distributors, Inc. ("IFG," "AIM Advisors," and "ADI," respectively, or individually, "Respondent"; collectively, "Respondents").

II.

In anticipation of the institution of these proceedings, the Respondents have submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and

any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings, except those findings pertaining to the jurisdiction of the Commission over Respondents and the subject matter of these proceedings, the Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order") as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

OVERVIEW

1. This is a proceeding against IFG, AIM Advisors, and ADI based on market timing agreements that allowed certain individuals and entities to make frequent trades in the Invesco Funds advised by IFG and AIM Mutual Funds advised by AIM Advisors. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

RESPONDENTS AND RELATED ENTITY

2. AMVESCAP PLC is a United Kingdom holding company whose American Depository Receipts trade on the New York Stock Exchange. IFG, AIM Advisors and ADI are now, and at all times relevant to this Order were, wholly-owned subsidiaries of AMVESCAP.

3. IFG, a Delaware corporation headquartered in Denver, and its predecessors have been registered with the Commission as investment advisers since 1957. During the time period relevant to this Order, IFG served as an investment adviser to eight registered open-ended investment companies, consisting of over forty-five series or mutual funds ("Invesco Funds"). AIM Advisors began assuming responsibility for serving as investment adviser to the Invesco Funds in 2003. IFG intends to voluntarily withdraw its registration with the Commission as an investment adviser as soon as it is practicable. On December 2, 2003, the Commission filed an action against IFG and its former chief executive officer ("CEO") in federal district court in connection with the matters described herein. SEC v. IFG et al., Civil Action No. 03-N-2421 (PAC).

4. AIM Advisors, a Delaware corporation headquartered in Houston, has been registered with the Commission as an investment adviser since November 1976. In 2003 and 2004, but after the conduct that is the

subject of this order, the Invesco and AIM fund complexes became fully integrated and are now overseen by a single board of directors. AIM Advisors currently serves as an investment adviser to 14 registered open-ended investment companies, consisting of approximately eighty-seven series or mutual funds ("AIM Funds"). Five of these registered investment companies were a part of the Invesco complex, and the individual series within these registered investment companies continue to carry the Invesco name.

5. ADI, a Delaware corporation headquartered in Houston, has been registered with the Commission as a broker-dealer since February 1977. ADI is the primary distributor and principal underwriter for AIM Funds.

FACTS

IFG Overview

6. IFG entered into negotiated, but undisclosed, market timing agreements with over 40 individuals and entities (the "market timers" or "timers") which allowed them to "market time" certain Invesco Funds, while representing to other shareholders that it did not permit frequent trading in those funds.

7. Under the agreements, which existed from at least 2001 through July 2003, IFG permitted the market timers to make excessive exchanges and redemptions totaling approximately $58 billion in select Invesco Funds. Some of the timing agreements were entered into with the understanding that the market timer would make long-term investments, so-called "sticky assets," in certain non-timed Invesco Funds. IFG also tolerated market-timing activities by other shareholders with whom it did not have timing agreements from at least 2000 through July 2003 (the "relevant time period.").

8. The market timing agreements financially benefited IFG in that IFG realized additional advisory fees from the timed funds and sticky assets under its management. Because IFG had reason to believe that the assets brought to the Invesco Funds under the market timing agreements, while serving to increase IFG's advisory fees, could be traded in a manner detrimental to the Invesco Funds, IFG had a conflict of interest with the Invesco Funds. IFG failed to disclose the conflict of interest to the board of directors and shareholders of the affected Invesco Funds, thereby breaching IFG's fiduciary duty to the Invesco Funds.

9. The market timing agreements were also inconsistent with the disclosures made in the Invesco Funds' prospectuses. The prospectuses stated that shareholders could make up to four exchanges out of each fund per twelve-month period. The market timing agreements provided for more than the disclosed number of exchanges. Furthermore, while the prospectuses also disclosed that each fund reserved the right to modify the exchange policy if such a modification was determined to be in the best interests of the fund, IFG failed to make a determination that each proposed market timing agreement was in the best interest of the fund before entering into the agreement. In the aggregate, the market timing trades made under the agreements were detrimental to the Invesco Funds' shareholders for the reasons set forth in paragraph 1 above.

IFG's Market Timing Agreements

10. During the relevant time period, IFG experienced a dramatic and prolonged decline in its assets under management. IFG entered into the market timing agreements to lessen this decline.

11. At their height, the market timers held over $1 billion of the assets invested in the Invesco Funds, and during the relevant time period, made excessive exchanges and redemptions totaling approximately $58 billion. Frequent trading by investors who timed the Invesco Funds caused dilution to the affected funds.

12. IFG, through its CEO, established an internal organizational structure by which it entered into agreements with market timers. In most cases, the head of what was known as IFG's "market timing desk" would receive proposals from investors seeking to market time the Invesco Funds. After obtaining information from an investor about its proposed frequent trading model, the head of the market timing desk would then orally present that proposal to IFG's chief investment officer ("CIO"). The CIO then approved or rejected the proposed agreement. By design, none of the market timing agreements was reduced to writing.

13. Furthermore, IFG's commission structure for its salespeople provided for a separate and distinct payout for investments made in the Invesco Funds pursuant to the market timing agreements. Although this commission payout was lower than the payout for ordinary long-term investments, the fact that commission payouts on market timing investments were separately designated shows that IFG institutionalized the practice of entering into market timing agreements. Furthermore, this commission structure created an incentive for salespeople to bring market timing proposals to IFG, and the commission structure had that effect. Members of IFG's senior management knew about and approved this structure.

14. On several occasions, issues arose within IFG relating to the harmful and disruptive trading activities of the market timers. Primarily in response to complaints made by Invesco Fund managers, IFG's CEO, CIO, national sales manager, and the head of the market timing desk met to respond to the complaints while continuing the operation of IFG's market timing program.

15. With all market timers, IFG required that they keep their timed monies within the Invesco Fund complex when exchanging out of a fund approved for timing. With some market timers, IFG also required that they maintain sticky assets within the Invesco Fund complex in exchange for their ability to engage in frequent trading. IFG received additional fees from these assets under management.

16. IFG knew that the assets brought to the Invesco Funds under the market timing agreements, while serving to increase IFG's advisory fees, could be traded in a manner detrimental to the Invesco Funds, thereby placing IFG in a conflict of interest situation with the Invesco Funds. IFG breached its fiduciary duty to the Invesco Funds subject to the timing agreements by failing to disclose this conflict of interest to the board of directors of the Invesco Funds or to the Invesco Fund shareholders and

obtain the board members' consent to the agreements.

IFG's Largest Timer

17. According to an internal memorandum, between August 2001 and February 2003, IFG's single largest timer, Canary Capital Partners LLC ("Canary"), was permitted to make up to 52 exchanges per year within ten Invesco Funds, with a total trading capacity of $304 million in those funds.

18. In February 2003, IFG's CIO informed other members of IFG's senior management that Canary's market timing activities were negatively affecting his ability to manage a particular Invesco Fund and costing that fund's "legitimate" shareholders. Due to these activities, the CIO and another IFG fund manager recommended that IFG terminate Canary's market timing privileges. However, rather than terminating its relationship with Canary, IFG simply reduced Canary's timing capacity and confined Canary's trading activities to five particular Invesco Funds. Thereafter, Canary continued to make frequent trades in these funds until July 2003.

19. During 2002, IFG also introduced Canary to Invesco's European offshore fund complex. IFG did so with the knowledge and understanding that Canary intended to market time the offshore complex's funds, and that IFG would receive additional fees as a result of this agreement. Ultimately, IFG assisted the offshore complex in negotiating a final agreement with Canary, and IFG subsequently received various fees for Canary's trading activities in the offshore funds.

The Invesco Funds' Prospectuses Prohibited Market Timing and Frequent Trading in the Funds at the Same Time IFG Allowed Investors to Market Time the Funds

20. During the same period that IFG entered into agreements with market timers, the prospectuses for the Invesco Funds represented that IFG discouraged frequent trading by investors by attempting to limit the number of exchanges a shareholder could make in each Invesco Fund. To that end, these prospectuses disclosed that shareholders could "make up to four exchanges out of each fund per twelve-month period." The prospectuses further disclosed that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund."

21. IFG prepared these prospectuses, provided them to shareholders and prospective shareholders in the Invesco Funds, and filed registration statements containing these prospectuses with the Commission.

22. IFG knew that its agreements with market timers were inconsistent with the Invesco Funds' prospectus disclosure. Specifically, IFG knew that the market timers were being allowed to make more than four exchanges out of certain Invesco Funds in a twelve-month period. IFG also knew that a determination that each proposed market timing agreement was in the best interest of the fund was not being made before it entered into the agreement. In fact, IFG knew that the timing activities were harming the Invesco Funds and their shareholders.

23. IFG also knew that its agreements with market timers were inconsistent with earlier representations IFG had made to the Invesco Funds' board of directors about how IFG would discourage market timing activities within the Invesco Funds. Specifically, in 1997, IFG represented to the board that IFG would strictly enforce the prospectus language by allowing a maximum of four exchanges or redemptions by an investor in an Invesco Fund over a twelve-month period. Despite this representation, IFG subsequently entered into agreements with market timers without informing the board of IFG's unilateral change to the Invesco Funds' market timing policy.

24. Furthermore, in or about January 2003, the attorney who served as IFG's chief compliance officer prepared a memorandum concerning IFG's market timing activities. In the memorandum, the chief compliance officer discussed how IFG's tolerance of market timers might not be in the best interests of the Invesco Funds and their shareholders, and explained a number of the potentially detrimental effects of market timing, including the portfolio managers' increased need for cash positions, lower returns in the timed funds, capital gain taxes unfairly paid by long-term shareholders, and negative impacts to the portfolio managers' abilities to carry out their investment strategies. Ultimately, the chief compliance officer recommended that IFG either enforce the existing prospectus language, modify the prospectus language to disclose IFG's actual practices, or adopt a new policy to limit market timing. The chief compliance officer gave the memorandum to IFG's CEO in January 2003. IFG's CEO did not circulate the chief compliance officer's memorandum to the board of directors of the Invesco Funds, nor did he follow any of the chief compliance officer's recommendations.

IFG Tolerated Frequent Trading by Investors With Whom It Did Not Have a Specific Agreement

25. In addition to entering into the market timing agreements described above in paragraphs 10 through 19, IFG typically did not take action to restrict the trading of Invesco Fund shareholders whom IFG knew were trading in excess of the four-exchange limit set forth in the Invesco Funds' prospectuses. The frequent trading by these shareholders also resulted in substantial dilution in the affected Invesco Funds.

AIM Advisors and ADI Overview

26. Between January 2001 and September 2003 (the "relevant period"), AIM Funds' Commission-filed prospectuses contained a disclosure (the "disclosure") that shareholders were limited to 10 exchanges per calendar year. High level personnel of AIM Advisors participated in the drafting or review of the disclosure prior to the filing of the prospectuses with the Commission.

27. AIM Advisors entered into 10 negotiated, but undisclosed, market timing agreements with individuals and entities (the "market timers" or "timers"), allowing the timers to exceed the per-year 10-exchange limit, and to make trades, valued collectively at tens of millions of dollars, within AIM Funds. One of the timing agreements was entered into with the understanding that the market timer would make a long-term investment, or invest so-called "sticky assets," in certain AIM Funds.

28. The market timing agreements financially benefited AIM Advisors in that AIM Advisors realized additional advisory fees from the timed assets. The fact that AIM Advisors had reason to believe that the assets brought to AIM Funds under the market timing agreements, while effectively increasing AIM Advisors' advisory fees, could be traded in a manner detrimental to AIM Funds, gave rise to a conflict of interest between AIM Advisors and AIM Funds. AIM Advisors failed to disclose the conflict of interest to the board of trustees or shareholders of AIM Funds, thereby breaching AIM Advisors' fiduciary duty to AIM Funds and the AIM Funds shareholders.

29. The market timing agreements were also inconsistent with the AIM Funds' prospectus disclosure, which stated that shareholders are limited to 10 exchanges within each AIM Funds portfolio per twelve-month period. The market timing agreements provided for more than 10 exchanges.

30. Specifically, the disclosure in the AIM Funds prospectuses stated:

> You are limited to a maximum of 10 exchanges per calendar year, because excessive short-term trading or market timing activity can hurt fund performance. If you exceed that limit, or if an AIM Fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one AIM Fund and into (purchase) another AIM Fund.

The disclosure expressly linked the rationale for the per-year 10-exchange limit to the potential harm to the performance of AIM Funds posed by excessive short-term trading and market timing generally. Consequently, it is implied in the disclosure that AIM Advisors would not allow trading it had *identified as market timing, unless AIM Advisors had concluded*, after sufficient analysis, that the proposed market timing would not harm the performance of AIM Funds. In fact, AIM Advisors failed to conduct analysis sufficient to determine whether the proposed market timing agreements would harm, or whether the actual agreements were harming, the performance of AIM Funds. In the aggregate, the market timing trades conducted pursuant to the timing agreements were harmful to the performance of AIM Funds for the reasons set forth in paragraph 1 above.

31. AIM Advisors' chief equity officer during the relevant period ("AIM Advisors Officer") and the highest ranking ADI officer during the relevant period ("ADI Officer") jointly or individually approved the market timing agreements. The ADI Officer negotiated and approved the sticky asset agreement. ADI received a financial benefit from the market timing agreements.

32. During the relevant period, the AIM Funds trustees were led to believe, by AIM Advisors and ADI, that AIM Advisors was diligently, and for the most part successfully, enforcing the per-year 10-exchange limit, and preventing market timing within AIM Funds.

AIM Advisors' Market Timing Agreements

33. AIM Advisors delegated to an affiliated entity serving as transfer agent ("transfer agent") to AIM Funds the duty of monitoring and enforcing compliance with the AIM Funds per-year 10-exchange limit. The transfer agent also processed proposals for market timing agreements, by conveying the terms of screened proposals to the Aim Advisors Officer and ADI Officer for determination by them, individually or jointly, as to whether AIM Advisors would accept or reject the proposal. The approved timing agreements typically included an agreed maximum number of exchanges or "round trips" allowed within a given time frame, a maximum dollar amount permitted for each exchange, and a stipulation as to which AIM Funds portfolios could be timed.

34. Once the market timing agreements were reached, employees of AIM Advisors' transfer agent entered the timing agreements' terms into a central database. In this manner, the employees, who were generally responsible for monitoring compliance with the 10-exchange prospectus limit, were apprised to take no action against an approved market timer for exceeding 10 exchanges. On several occasions, the transfer agent employees failed to detect that timers had violated the terms of their timing agreements, either by exceeding the exchange-number limit, the timed amount limit, or the stipulation as to which portfolios could be timed.

35. One of the 10 timing agreements included a provision that the prospective timer would maintain approximately $26 million in sticky assets. This sticky assets agreement was approved by the ADI Officer.

36. In addition to the advisory fees it received from assets invested in AIM Funds for timing purposes, AIM Advisors also received advisory fees in connection with the sticky assets agreement.

37. AIM Advisors knew that the assets deposited with AIM Funds pursuant to the market timing agreements, while effectively increasing AIM Advisors' advisory fees, could be traded in a manner detrimental to AIM Funds, giving rise thereby to a conflict of interest between AIM Advisors and AIM Funds. AIM Advisors breached its fiduciary duty to AIM Funds and its shareholders by failing to disclose this conflict of interest to the board of trustees of AIM Funds or to the AIM Funds shareholders, and by failing to obtain the board members' consent to the timing agreements.

AIM Advisors' Efforts to Control Market Timing Activity

38. Notwithstanding the conduct described above, AIM Advisors, through the efforts of the transfer agent and others, generally tried to detect, deter, and prevent market timing in AIM Funds. AIM Advisors rejected far more proposals from market timers than it accepted, and most of the rejected proposals involved more money and more exchanges than the money and exchanges provided for in the market timing agreements. AIM Advisors also implemented, through the transfer agent and others, policies and practices designed to combat market timing, including the daily monitoring of trading activity, the placing of stop codes on accounts that reached or exceeded 10 exchanges within a year, the blocking of trades by traders with a pattern of market timing activity, and the withholding or rolling back of commission payments to wholesalers on certain timing assets.

AIM Advisors' Largest Timers

39. AIM Advisors permitted a market timer to trade up to $30 million per exchange, in up to 20 exchanges per year, between the AIM Funds Cash Reserve Fund and its International Equity Fund, one of the most heavily timed international portfolios at AIM Funds. The market timer actually exceeded the parameters of his timing agreement: between January 2, 2002, and June 25, 2002, the timer moved assets in and out of the International Equity Fund 12 times, or a total of 24 exchanges - four more than the agreed 20 exchanges.

40. AIM Advisors permitted a market timer to trade up to an aggregate $13 million, in up to 24 exchanges per year, in certain AIM Funds portfolios. AIM Advisors' agreement with the timer contained a provision that the timer would maintain $26 million in other AIM Funds portfolios (the sticky assets arrangement). The agreement also allowed the timer to transfer up to $30 million, in up to 12 exchanges per year, in another group of accounts. The ADI Officer negotiated and unilaterally approved this sticky assets agreement and both AIM Advisors and ADI received a financial benefit from the agreement.

Although AIM Funds' Prospectuses Implicitly Prohibited Market Timing, Absent a Determination That It Would Not Harm AIM Funds' Performance, AIM Advisors Approved Market Timing Without Having Made Such A Determination

41. Throughout the relevant period, AIM Funds' public prospectuses contained the above-quoted disclosure expressly linking market timing to potential harm to the performance of AIM Funds, implying thereby that AIM Advisors would not allow a trader to exceed the per-year 10-exchange limit, unless it had determined, after sufficient analysis, that the activity in question would not harm the performance of AIM Funds.

42. Between January 2001 and September 2003, AIM Advisors provided to AIM Funds shareholders and prospective shareholders the prospectuses containing the market timing disclosure and filed with the Commission registration statements containing the prospectuses.

43. AIM Advisors delegated to the transfer agent employees the task of monitoring compliance with the per-year 10-exchange limit, and halting exchanges by traders in violation of the prospectus limit. At the same time it was policing the 10-exchange limit with respect to the general population of AIM Funds shareholders, AIM Advisors allowed the market timers, pursuant to the timing agreements, to exceed the 10-exchange limit.

44. Beginning in 2001, AIM Advisors portfolio managers informed AIM Advisors that they believed market timing within AIM Funds was having a deleterious impact on the performance of certain AIM Funds portfolios. On at least three occasions, the portfolio manager of the most frequently timed international AIM Funds portfolio sent e-mails apprising AIM Advisors of his belief and concern that market timing was harming the performance of the portfolios he managed. Despite these warnings and their knowledge of the harm, the AIM Advisors Officer and the ADI Officer continued to authorize market timing agreements.

45. From 1998 through 2003, the board of trustees of AIM Funds was informed at various times of the negative impact of market timing and of

efforts to reduce market timing in AIM Funds. In June of 2002, the ADI Officer informed the board that the assets of a known market timer had been expelled from AIM Funds, but the ADI Officer failed to disclose to the board that AIM Advisors had entered into a market timing agreement with the timer, and with other timers, allowing them to conduct per-year exchanges in excess of the prospectus limit.

VIOLATIONS

46. As a result of the conduct described above, IFG and AIM Advisors willfully violated Sections 206(1) and 206(2) of the Advisers Act in that, while each acted as an investment adviser, it employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, IFG and AIM Advisors entered into market timing agreements, which created a conflict of interest that IFG and AIM Advisors knowingly or recklessly failed to disclose to the board of directors or shareholders of their respective funds, and which were inconsistent with the funds' prospectus disclosures.

47. As a result of the conduct described above, ADI willfully aided and abetted, and caused, AIM Advisors' violations of Sections 206(1) and 206 (2) of the Advisers Act, in that ADI negotiated and approved market timing agreements, provided materially misleading information about AIM Advisors' market timing monitoring and prevention efforts to the board of trustees of AIM Funds, and financially benefited from the timing agreements.

48. As a result of the conduct described above, IFG, AIM Advisors and ADI, each an affiliated person of its respective timed funds, willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, in that, while acting as a principal, each participated in and effected transactions in connection with joint arrangements in which their respective funds were participants without filing an application with the Commission and obtaining a Commission order approving the transactions.

49. As a result of the conduct described above, IFG and AIM Advisors willfully violated Section 34(b) of the Investment Company Act in that each made an untrue statement of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

UNDERTAKINGS

50. In determining to accept the Offer, the Commission has considered the following efforts voluntarily undertaken by AIM Advisors:

a. AIM Advisors will use its best efforts to cause AIM Funds to operate in accordance with the following governance policies and practices, which the AIM Funds have represented are currently in effect, or, in

the case of subparagraph ii below, will be in effect no later than 60 days after issuance of this Order:

i. no more than 25 percent of the members of the board of directors of AIM Funds will be persons who either (a) were directors, officers or employees of IFG or AIM Advisors at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the subject funds or of IFG or AIM Advisors. In the event that the board of directors fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent board member, the independent members will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

ii. no chairman of a board of directors of AIM Funds will either (a) have been a director, officer or employee of IFG or of AIM Advisors at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of AIM Funds or of IFG or AIM Advisors; and

iii. any person who acts as counsel to the independent board members of AIM Funds will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act.

b. No action will be taken by a board of directors or by any committee thereof unless such action is approved by a majority of the members of that board of directors or of such committee, as the case may be, who are neither (i) persons who were directors, officers of employees of IFG or AIM Advisors at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of AIM Funds or of IFG or AIM Advisors. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent directors of AIM Funds is not approved by the board of directors, AIM Funds will disclose such proposal and the related board vote in its shareholder report for such period.

c. Commencing in 2008 and not less than every fifth calendar year thereafter, AIM Funds will each hold a meeting of shareholders at which a board or boards of directors will be elected.

51. Ongoing Cooperation. In determining to accept the Offer, the Commission has considered the following efforts voluntarily undertaken by IFG, AIM Advisors and ADI. IFG, AIM Advisors and ADI shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, IFG, ADI and AIM Advisors have undertaken:

a. To produce, without service of a notice or subpoena, any and all documents and other information reasonably requested by the Commission's staff;

b. To use their best efforts to cause its employees to be interviewed by

the Commission's staff at such times as the staff reasonably may direct;

c. To use their best efforts to cause their employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

d. That in connection with any testimony of IFG, ADI or AIM Advisors to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, IFG, ADI or AIM Advisors:

 i. Agrees that any such notice or subpoena for: IFG's appearance and testimony may be served by regular mail on its attorneys, Robert N. Shwartz, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, or Daniel F. Shea, Esq., Hogan & Hartson L.L.P., 1200 Seventeenth Street, Denver, Colorado 80202; and ADI's and AIM Advisors' appearance and testimony may be served by regular mail on its attorney, Jeremy Feigelson, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022; and

 ii. Agrees that any such notice or subpoena for IFG's, ADI's or AIM Advisors' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

52. Compliance and Ethics Oversight Structure. AIM Advisors shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. AIM Advisors shall maintain an internal controls committee (the "Committee") which shall be chaired by a senior AIM Advisors executive and shall also comprise at least AIM Advisors' chief compliance officer ("CCO"), senior representatives from the other internal control functions of AIM Advisors, and AIM Advisors senior business executives responsible for the conduct of AIM Advisors' investment advisory services for AIM Funds. The Committee shall meet at least quarterly and notice of all of its meetings shall also be given to the chief compliance officer appointed by AIM Funds (if different from the CCO), who (in such circumstance) shall be invited to attend and participate at such meetings.

b. The Committee shall consider and review compliance issues and related policy in respect of the discharge of AIM Advisors' responsibilities to AIM Funds, including AIM Advisors' compliance with its Code of Ethics, the handling of any conflicts of interest and compliance with its policies and procedures established to address compliance issues under the Advisers Act and the Investment Company Act. Breaches of AIM Advisors' Code of Ethics or other compliance policies and procedures relating to its responsibilities to AIM Funds shall be reported to the Committee, and any such serious compliance matter about which AIM Funds' board of directors would

reasonably expect to be informed without delay shall promptly be brought to the attention of the chief compliance officer of the AIM Funds (if different from the CCO) and the independent members of AIM Funds' board of directors (or a committee comprised solely of such independent members established for such purpose). Quarterly reports on the activities of the Committee, including violations and other compliance matters considered, recommendations made, and actions taken, shall also be provided to the board of directors of AIM Funds.

c. The AIM Advisors CCO shall provide or otherwise make available to the chief compliance officer of AIM Funds (if different from the CCO) such AIM Advisors compliance information as reasonably required by the chief compliance officer of AIM Funds in connection with his or her role in monitoring, on behalf of the board of directors of AIM Funds, compliance by AIM Advisors with its Code of Ethics, relevant rules, regulations and procedures applicable to the discharge of its investment advisory services to AIM Funds.

d. AIM Advisors shall require the CCO of AIM Advisors to report to the independent board members of AIM Funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent board members may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable board member) shall be reported promptly (and may be reported to a committee comprised solely of such independent members established for such purpose).

e. AIM Advisors shall retain an ombudsman to whom its employees may convey concerns about business matters that they believe implicate matters of ethics or questionable practices. AIM Advisors shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent board members of AIM Funds. AIM Advisors shall also review matters brought to the attention of the ombudsman, along with any resolution of such matters, with the independent board members of AIM Funds with such frequency as the independent board members of the funds may instruct.

53. Independent Compliance Consultant. AIM Advisors shall retain, within 60 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent board members of AIM Funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by AIM Advisors or its affiliates. AIM Advisors shall require the Independent Compliance Consultant to conduct a comprehensive review of their supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by AIM Advisors and its employees. This review shall include, but shall not be limited to, a review of their market timing controls across all areas of business, a review of AIM Funds' pricing practices that may make those

funds vulnerable to market timing, a review of AIM Funds' utilization of short term trading fees and other controls for deterring excessive short term trading, and a review of AIM Advisors' policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. IFG and AIM Advisors shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. AIM Advisors shall require that, at the conclusion of the review, which in no event shall be more than 180 days after the date of entry of the Order, the Independent Compliance Consultant shall submit a Report to AIM Advisors, the board of directors of AIM Funds, and the staff of the Commission. The Report shall address the issues described in paragraph 54 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of AIM Advisors and AIM Funds, and a procedure for implementing the recommended changes in or improvements to AIM Advisors' policies and procedures.

b. AIM Advisors shall adopt all recommendations with respect to AIM Advisors contained in the Report of the Independent Compliance Consultant; provided, however, that within 210 days after the date of entry of the Order, AIM Advisors shall in writing advise the Independent Compliance Consultant, the board of directors of AIM Funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that AIM Advisors considers unnecessary or inappropriate, AIM Advisors need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to AIM Advisors' policies and procedures on which AIM Advisors and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 240 days of the date of entry of the Order. In the event AIM Advisors and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, AIM Advisors will abide by the determinations of the Independent Compliance Consultant.

d. AIM Advisors (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the majority of the independent board members and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and, (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the board members or the Commission.

e. AIM Advisors shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with AIM Advisors, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. AIM Advisors shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent board members and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with AIM Advisors, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

54. Periodic Compliance Review. Commencing in 2007, and at least once every other year thereafter, AIM Advisors shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of AIM Advisors. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning AIM Advisors' supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by AIM Advisors and their employees in connection with their duties and activities on behalf of and related to AIM Funds. Each such report shall be promptly delivered to AIM Advisors' Internal Compliance Controls Committee and to the independent members of the AIM Funds board of directors.

55. Independent Distribution Consultant. AIM Advisors shall retain, within 90 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent board members of AIM Funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by AIM Advisors. IFG and AIM Advisors shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to IFG's and AIM Advisors' files, books, records, and personnel as reasonably requested for the review. AIM Advisors shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of the monies ordered to be paid in paragraphs IV.E.1. and 2. of the Order and a separate distribution plan for the monies ordered to be paid in paragraph IV.E.3. of the Order, and any interest or earnings thereon, according to a methodology developed in consultation with AIM Advisors and acceptable to the staff of the Commission and the independent board members of AIM Funds. The Distribution Plans shall provide for investors to receive, from the monies available for distribution in order of priority, (i) their proportionate share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing.

a. AIM Advisors shall require that the Independent Distribution Consultant submit the Distribution Plans to AIM Advisors and the staff of the Commission no more than 160 days after the date of entry of

the Order.

b. The Distribution Plans developed by the Independent Distribution Consultant shall be binding unless, within 190 days after the date of entry of the Order, AIM Advisors or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plans that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

c. With respect to any determination or calculation with which AIM Advisors or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 220 days of the date of entry of the Order. In the event that AIM Advisors and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

d. Within 235 days of the date of entry of this Order, AIM Advisors shall require that the Independent Distribution Consultant submit the Distribution Plans for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans, AIM Advisors shall require that the Independent Distribution Consultant, with AIM Advisors, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

e. AIM Advisors shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with AIM Advisors or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. AIM Advisors shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of a majority of the independent board members and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with AIM Advisors or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

56. *Excess recovery.* AIM Advisors shall also undertake to disgorge and pay to the Commission all amounts in excess of $235 million that it, IFG, ADI or their affiliates obtain, through settlement, final judgment or otherwise, from individuals or entities based on allegations of substantially the same facts as alleged in the Order instituted by the Commission in this proceeding. Such amounts shall be distributed pursuant to the distribution plans referenced in paragraph 55 above.

57. *Certification.* No later than twenty-four months after the date of entry of the Order, the chief executive officer(s) of IFG and AIM Advisors shall certify to the Commission in writing that IFG and AIM Advisors have fully adopted and complied in all material respects with the undertakings set forth in paragraphs 52 through 58 and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance (it being understood that the chief executive officer of AIM Advisors may issue such certification for both IFG and AIM Advisors in the event that IFG ceases to exist as a corporate entity).

58. *Recordkeeping.* IFG and AIM Advisors shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of IFG's and AIM Advisors' compliance with the undertakings set forth in paragraphs 52 through 58.

59. *Deadlines.* For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in the Offer of Settlement of IFG, AIM Advisors and ADI. Accordingly, pursuant to Section 15(b) of the Exchange Act, Sections 203(e) and 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act, it is hereby ORDERED that:

A. IFG, AIM Advisors and ADI are hereby censured.

B. IFG and AIM Advisors shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

C. ADI shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

D. IFG, ADI and AIM Advisors shall comply with the undertakings set forth in paragraphs 52 through 58 above.

E. Disgorgement and Civil Money Penalties

1. Respondents AIM Advisors and ADI shall pay, jointly and severally, within 30 days of the entry of this Order, disgorgement in the total amount of $20 million.
2. Respondent AIM Advisors shall pay, within 30 days of the entry of this Order, a civil money penalty in the amount of $25 million, and Respondent ADI shall pay, within 30 days of the entry of this Order, a civil money penalty in the amount of $5 million.
3. Respondent IFG shall pay a civil money penalty in the amount of $110 million and disgorgement in the amount of $215 million, for a

total payment of $325 million. Respondent AIM Advisors, as the successor adviser to IFG, shall pay these penalty and disgorgement amounts ordered against IFG. Of the $325 million total payment, a total of $162.5 million, which includes the penalty amount of $55 million and $107.5 million of the disgorgement amount, shall be paid on or before December 31, 2004 ("First Payment"). The remaining penalty amount of $55 million and the remaining disgorgement amount of $107.5 million shall be paid on or before December 31, 2005 ("Second Payment"). The First Payment and the Second Payment shall be accompanied by AIM Advisors' payment of post-judgment interest from the date of thirty days following the entry of this Order through the date of payment, applying the quarterly Internal Revenue Service tax underpayment rates as set forth in Section 6621(a)(2) of the Internal Revenue Code, 26 U.S.C. 6621(a)(2), for the periods of non-payment to all outstanding amounts owed.[2]

4. Respondents IFG, AIM Advisors, and ADI agree that if the full amount of the payments described in paragraphs E.1. through 3. above are not made within ten (10) days following the dates the payments are required by this Order, the entire amount of disgorgement and civil penalties, plus post-judgment interest minus payments made, if any, are due and payable immediately without further application.

5. There shall be, pursuant to Section 308(a) of the Sarbanes Oxley Act of 2002, a Fair Fund established for the funds described in paragraphs IV.E.1. and 2. and a separate Fair Fund for the funds described in paragraph IV.E.3. Regardless of whether any distribution is made from such Fair Funds, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalties, Respondents IFG, AIM Advisors and ADI agree that they shall not, after offset or reduction in any Related Investor Action based on either IFG's, AIM Advisors' or ADI's payment of disgorgement in this action, further benefit by offset or reduction of any part of IFG, AIM Advisors' or ADI's payment of civil penalties in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, IFG, AIM Advisors and ADI agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalties imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against IFG, AIM Advisors, ADI or their affiliates, or all of them, by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding. Furthermore, AIM Advisors shall be required to pay any Penalty Offset attributable to IFG.

6. Pursuant to an escrow agreement not unacceptable to the staff of the Commission, IFG, AIM Advisors and ADI shall make the payments described in paragraphs IV.D.1. through 3. into an escrow account.

The escrow agreement shall, among other things: (1) require that all funds in escrow be invested as soon as reasonably possible and to the extent practicable in U.S. Treasury securities with maturities not to exceed six months; (2) name an escrow agent who shall be appropriately bonded; and (3) provide that escrowed funds be disbursed only pursuant to an order of the Commission. AIM Advisors shall be responsible for all costs associated with the escrow agreement and the Fair Fund distributions.

F. *Other Obligations and Requirements.* Nothing in this Order shall relieve IFG, AIM Advisors, ADI or AIM Funds of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to the Respondents' Offer and are not binding on any other person or entity in this or any other proceeding.

[2] Based on IFG's and AIM Advisors' financial condition as represented to the staff of the Commission, the Commission is not ordering monetary relief in an amount greater than $325 million against IFG and is ordering the payment schedule outlined above.

http://www.sec.gov/litigation/admin/34-50506.htm

TAB B.12

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION

-- x
)
In the Matter of
)
A I M ADVISORS, INC.
)
-- x

ASSURANCE OF DISCONTINUANCE PURSUANT TO EXECUTIVE LAW § 63 (15)

WHEREAS, pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York (the "Attorney General"), commenced an investigation in December 2003 into the practices, procedures and conduct of A I M Advisors, Inc. ("AIM") during the period 1997 through September 2003 respecting: (a) market timing (as hereinafter described) of mutual funds advised by AIM ("AIM Funds"); and (b) possible late trading of mutual funds advised by AIM (the "Investigation");[1]

WHEREAS, the Investigation was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC") of AIM;

WHEREAS, AIM is an investment adviser to the mutual funds listed in **Schedule A** hereto (the "Subject Funds"), and has conducted business in the State of

[1] "Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing. "Late trading" refers to obtaining a given day's mutual fund share price for orders to buy, sell or exchange shares that were placed after the close of the market on that day.

New York and accepted trades in the AIM Funds from investors who are residents of the State of New York, and through firms located in the State of New York;

WHEREAS, in the course of the Investigation, documentary evidence was reviewed;

WHEREAS, AIM has cooperated in the Investigation by producing documentary evidence and identifying evidence relevant to the Investigation;

WHEREAS, based upon the Investigation, the Attorney General has determined certain practices by AIM have violated the Martin Act, § 349 of the General Business Law, and Executive Law, § 63(12);

WHEREAS, AIM has advised the New York Attorney General of its desire to resolve the Investigation;

WHEREAS, AIM agrees to reduce the management fees it charges to certain Subject Funds distributed to retail investors in the United States, to use its best efforts to implement certain changes with respect to the corporate governance of the Subject Funds, to maintain a certain compliance and ethics corporate structure, and to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and AIM agrees to the sanctions provided herein;

NOW, THEREFORE, the Attorney General, based upon the Investigation, makes the following findings:

FINDINGS

1. AIM is a Delaware corporation with its headquarters in Houston, Texas. AIM currently serves as the investment adviser to approximately 87 series or mutual funds. At all relevant times, AIM conducted business in the State of New York by virtue of serving as an investment adviser to series or mutual funds in which New York residents invested.

2. The Attorney General has jurisdiction over this matter pursuant to the Martin Act, GBL § 349, and Executive Law § 63 (12).

3. The findings set forth in paragraphs 26 through 45 of the Order Instituting Administrative and Cease and Desist Proceedings concerning Invesco Funds Group, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. by the SEC (the "SEC Order") are incorporated herein by reference.

4. By virtue of the practices set forth in paragraphs 26 to 45 of the SEC Order, AIM violated the Martin Act, GBL § 349, and Executive Law § 63 (12).

AGREEMENT

IT NOW APPEARING THAT AIM desires to settle and resolve the Investigation without admitting or denying the Attorney General's Findings, which Findings are not binding on any other person or entity in this or any other proceeding, the Attorney General and AIM hereby enter into this Assurance of Discontinuance, pursuant to Executive Law § 63(15), and agree as follows:

I. **Affirmative Relief**

A. **Disgorgement and/or Restitution and Civil Penalty**

1. AIM or an AIM affiliate shall pay $20 million in disgorgement and/or restitution plus a civil money penalty in the amount of $30 million for a total payment of $50 million, exclusive of the value of the management fee reductions provided for in section I.C. hereof. The $50 million payment shall be remitted to and administered by the SEC in accordance with the SEC Order. Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (i.e., pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. AIM agrees that it shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance of Discontinuance. Nothing in this Assurance of Discontinuance shall: (i) prevent AIM from bringing claims (including claims for indemnity and/or contribution) against persons or entities for injuries sustained as a result of market timing or late trading; or (ii) limit or impair the rights of persons other than AIM under any applicable insurance policy.

3. No payments made or costs incurred by AIM pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Subject Fund or the shareholders thereof. AIM agrees and undertakes that it and its affiliates shall not directly or indirectly assess any fee or charge to any Subject Fund or

the shareholders thereof to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in Section I.C. below. Within 15 days after the end of AIM's fiscal years 2004 through 2009, the president or chief executive officer of AIM shall certify in writing to the Attorney General that AIM has complied in all material respects with the provisions of Section I.A.

B. General Relief

1. AIM admits the jurisdiction of the Attorney General over AIM in connection with the subject matter of this Investigation. AIM will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law § 349 and/or Executive Law § 63(12) and will comply with the Martin Act, General Business Law § 349 and Executive Law § 63(12).

2. A violation of this Assurance of Discontinuance by AIM shall constitute prima facie proof of violation of the Martin Act, General Business Law § 349 and Executive Law § 63(12) in any civil action or proceeding hereafter commenced by the Attorney General.

C. Reduction of Management Fee Rates for Five Years

1. AIM agrees that effective January 1, 2005, AIM and its Successors (as hereinafter defined in section II.D.8) shall establish reduced Net Management Fee Rates for certain of the Subject Funds, which Subject Funds will be identified in writing to the Attorney General on a Schedule B to this agreement within 60 days of the date of this Assurance of Discontinuance (the "Affected Funds"). "Net Management Fee Rates"

means the percentage fee rates specified in the relevant agreements between AIM or its affiliates and the Affected Funds, less waivers and reimbursements by AIM, and its affiliates, in effect as of July 1, 2004, which rates are set forth on Schedule B. The reduced Net Management Fee Rates shall result in a reduction of $15 million a year based upon assets under management of the Affected Funds as of July 1, 2004, for a total reduction over five years of $75 million from that which would have been paid by the Affected Funds based on the Net Management Fee Rates and assets under management of the Affected Funds as of July 1, 2004. AIM further agrees that the reduced Net Management Fee Rates established pursuant to this paragraph shall not be increased through December 31, 2009.

2. AIM represents and warrants that Schedule B will accurately and completely state: (a) assets under management by the Affected Funds as of July 1, 2004; (b) the Net Management Fee Rates for the Affected Funds as of July 1, 2004; and (c) the reduced Net Management Fee Rates and the resulting Net Management Fee reduction of $75 million as provided in paragraph I.C.1. above.

D. Corporate Governance of Mutual Funds

1. On or after January 1, 2005, AIM shall not directly or indirectly manage or provide investment advisory services to any Subject Fund that has not agreed to and implemented the provisions of section I of this Assurance of Discontinuance insofar as they concern acts by the Subject Fund. AIM shall not be deemed to manage or advise a fund for which it is a sub-adviser retained or overseen by another investment adviser that is not an affiliated person of AIM and for which AIM or any affiliated person

of AIM does not act as underwriter or administrator (as such terms are defined in the Investment Company Act of 1940 ("Investment Company Act") or the rules and regulations promulgated thereunder). In the event that any Subject Fund to which AIM provides direct or indirect management or investment advisory services ceases to continue to act in accordance with such provisions, AIM shall promptly terminate its management of, and/or provision of advisory services to, such Subject Fund. Any such termination will be made in accordance with the terms of AIM's investment advisory agreement with such Subject Fund, in accordance with the provisions of the Investment Company Act of 1940 (15 U.S.C. 80a-1, et seq.) and the Investment Advisers Act of 1940 (15 U.S.C. 80b-1, et seq.) (collectively, the "'40 Acts"), and within 180 days, unless this period is extended by agreement of the parties to this Assurance of Discontinuance. For purposes of this subsection D, Subject Fund includes any mutual fund into which any Subject Fund is merged or its assets are transferred, or any reorganized mutual fund into which the assets of any Subject Fund are transferred.

Chairman of the Board

2. AIM may manage or advise a Subject Fund only if the Chairman of the Board of Trustees of such Subject Fund is in all respects independent of AIM and its affiliates and has had no prior relationship (other than a purely social relationship), at any time, with AIM, its present or former affiliates, directors, officers, employees or agents acting in their capacity as such agents, or with such Subject Fund (other than to have been a Subject Fund trustee) (hereinafter referred to as an "Impermissible Relationship"), provided however, that in the event of the death, resignation, or removal

by the Subject Fund's Board of Trustees of such Chairman, the Subject Fund's Board of Trustees will, as soon as practicable and in no case later than 120 days after such death, resignation, or removal, appoint as a replacement a chairman who has no Impermissible Relationship, provided further that until such appointment the Chairman of the Subject Fund's Board of Trustees shall be a trustee who satisfies the criteria set forth in paragraph 4 below. An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (a) substantial commercial, banking or financial relationship, other than as an owner of shares of an AIM or AIM-affiliated mutual fund or closed-end fund on customary terms; or (b) any attorney-client, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the period when acting as Chairman, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship. For a period of two years following the conclusion of the Chairman's services as such, AIM and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Chairman or with any firm with which the Chairman was affiliated while Chairman; provided that nothing herein shall prevent AIM and its affiliates from advising a mutual fund or a closed-end fund of which the Chairman serves as a member of the Board or of which the Chairman owns shares on customary terms. An interested person of AIM or of a Subject Fund shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person"

has the same meaning as defined in the Investment Company Act, and "familial" means all individuals within three degrees of consanguinity or affinity.

3. In the event that AIM desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (or Senior Officer, as defined below) has a relationship that is an Impermissible Relationship, AIM may make full disclosure of the facts and circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse a breach of this Assurance of Discontinuance where a Chairman or Senior Officer (as defined below) has already assumed office before the input of the Attorney General was sought by AIM.

Trustees

4. AIM may manage or advise a Subject Fund only if at least seventy-five percent of the members of a Subject Fund's Board of Trustees: (a) are not interested persons, as defined by the Investment Company Act, of AIM or any of its affiliates; and (b) have not been directors, officers or employees of AIM at any point during the preceding 10 years ("Independent Members"). In the event that a Subject Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, AIM shall terminate its management of, and provision of advisory services to, a Subject Fund unless the Independent Members bring a Subject Fund's Board of Trustees into compliance within a reasonable period of time as provided under the provisions of the '40 Acts, not to exceed 120 days

(or 180 days if a shareholder vote is necessary), unless extended by written agreement of the parties to this Assurance of Discontinuance.

Senior Officer

5. Within 30 days of the parties' execution of this Assurance of Discontinuance, AIM shall recommend in writing to the Board of Trustees of each Subject Fund that the Subject Fund appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President, which appointment shall take effect no later than February 15, 2005 and who shall have no Impermissible Relationship (as defined above) during the period he or she is acting as Senior Officer; provided, however, that a Subject Fund's Senior Officer may be technically employed and paid by AIM or an affiliate and be the same person the Subject Fund designates as the Chief Compliance Officer of the Subject Fund pursuant to Rule 38a-1(a)(4) of the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), so long as such person is not also employed by AIM or an affiliate of AIM pursuant to Rule 206(4)-7 of the Investment Advisers Act, 17 C.F.R. 275.206(4)-7, or has any duties or responsibilities other than as Chief Compliance Officer of the Subject Fund pursuant to Rule 38a-1(a)(4) and Senior Officer of the Subject Fund pursuant to this Assurance of Discontinuance. The Senior Officer may serve as Senior Officer to more than one Subject Fund. For a period of two years following conclusion of the Senior Officer's services as such, AIM and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Senior Officer or with any firm with which the Senior Officer was affiliated while Senior Officer.

6. AIM may manage or advise a Subject Fund only if the Senior Officer of the Subject Fund acknowledges that he or she owes a fiduciary duty to the Board of Trustees of the Subject Fund and to the shareholders of the Subject Fund, and only if he or she reports directly to the Board of Trustees of the Subject Fund and such reporting is as often as may be appropriate, but no less than quarterly.

7. AIM may manage or advise a Subject Fund only if, subject to approval by the Independent Members of the Subject Fund's Board of Trustees, the Senior Officer has the authority to retain or consult consultants, experts or staff as may be reasonably necessary to assist the Senior Officer in the performance of his or her duties. The Senior Officer and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Members of the Board of Trustees of the Subject Fund. The Senior Officer may be terminated only with the approval of a majority of the Independent Members of the Subject Fund's Board of Trustees.

8. AIM may manage or advise a Subject Fund only if the duties and responsibilities of the Subject Fund's Senior Officer include at least the following:

(a) monitoring compliance by the Subject Fund and its investment advisors (insofar as the advisers act in connection with the Subject Fund), with: (i) applicable federal and state securities laws; (ii) applicable state laws respecting potential or actual conflicts of interests; (iii) their respective fiduciary duties; and (iv) applicable codes of ethics and/or compliance manuals; and

(b) managing the process by which proposed management fees (including, but not limited to, advisory fees) to be charged a Subject Fund are negotiated so that they are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to, renewal of existing management fee agreements or continuation of such existing fee agreements for more than a year after approval by a Subject Fund's Board of Trustees.

9. AIM may manage or advise a Subject Fund only if the reasonableness of the proposed management fees is determined by the Board of Trustees of the Subject Fund using either:

(a) an annual competitive bidding process, supervised by the Senior Officer, that includes at least three sealed bids with proposed management fees; or

(b) an annual independent written evaluation prepared by or under the direction of the Senior Officer that considers at least the following: (i) management fees (including any components thereof) charged to institutional and other clients (e.g., a variable annuity that is a clone of the Subject Fund) of AIM for like services; (ii) management fees (including any components thereof) charged by other mutual fund companies for like services; (iii) costs to AIM and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of AIM and its affiliates from supplying such services; (v) possible economies of scale as the Subject Fund grows larger; and (vi) the nature and quality of AIM's services, including Subject Fund performance.

10. AIM may manage or advise a Subject Fund only if the Subject Fund's Senior Officer keeps the Subject Fund's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

11. AIM may manage or advise a Subject Fund only if it cooperates fully and promptly with the Subject Fund's Senior Officer and provides any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of AIM that the Senior Officer requests and that relate to or concern any of the matters referenced in this section. AIM shall promptly provide the Senior Officer with access to any director, officer or employee of AIM and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer that relate to or concern any such matters.

12. AIM may manage or advise a Subject Fund, after February 15, 2005, only if the Subject Fund has hired and continues to employ the Subject Fund's Senior Officer. In the event of the death, resignation, or removal by the Subject Fund's Board of Trustees of a Senior Officer, AIM may continue to manage or advise such Subject Fund provided that the Subject Fund's Board of Trustees appoints a replacement within 120 days following such death, resignation, or removal. On or after February 15, 2005, AIM shall provide a written schedule to the Attorney General that identifies the name of the Subject Fund's Senior Officer and describes his or her background and compensation. AIM shall keep the information on the schedule current and provide an updated schedule to the New York State Attorney General within 10 days of any change in such information.

13. No later than 15 days after the Board of Trustees of the Subject Fund has completed its review of the written fee evaluation provided for in section I.D.9.(b) and approved a new advisory agreement or continuation of the presently existing advisory agreement, AIM shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee Summary shall discuss the factors referenced in section I.D.9.(b) and sufficient specifics so that an investor in a Subject Fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at least: (a) continuous, prominent posting (in downloadable format) on the Subject Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Subject Fund description; (b) delivery or incorporation of the Fee Summary of the most recent fee evaluation with the next-delivered report furnished to shareholders in accordance with the Investment Company Act; and (c) prominent notice of the availability of the Fee Summary in the periodic account statements (if any) furnished by the Subject Fund to individual direct investors.

E. Disclosure to Investors

AIM shall bear the costs for developing procedures, to be implemented by March 30, 2005, whereby AIM, in an easy to understand format, shall:

(1) include with each periodic account statement a Subject Fund sends to investors, beginning with the statement for the period ending March 31, 2005: (a) the

fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (b) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above for the disclosures made during the period through December 31, 2009 and assuming for disclosures made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates;

(2) maintain continuous, prominent posting on its website of: (a) a calculator that will enable an investor to calculate the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (b) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above for the disclosures made during the period through December 31, 2009 and assuming for disclosures made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates; and

(3) Subject to SEC approval, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the

impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above for the disclosures made during the period through December 31, 2009 and assuming for disclosures made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates.

II. **Other Provisions**

A. **Scope of This Assurance of Discontinuance**

1. This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against AIM, any of its current corporate affiliates, or the Subject Funds arising from or relating to the subject matter of the Investigation; provided, however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce AIM's obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or affect any claims, rights or remedies of the Attorney General with respect to any person or entity other than AIM, its current corporate affiliates or the Subject Funds.

2. If AIM does not make the payments as provided in section I.A. of this Assurance of Discontinuance (i.e., pursuant to the SEC Order) or the Net Management Fee reductions as provided in section I.C. of this Assurance of Discontinuance, or AIM commits a breach of any of its obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of

Discontinuance, at his sole discretion, upon written notice to AIM, followed by AIM's failure to cure such breach within a reasonable time, and AIM agrees that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December 31, 2003. In the event of such termination, AIM expressly agrees and acknowledges that this Assurance of Discontinuance shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, related to the Investigation, against AIM, or from using in any way any statements, documents or other materials produced or provided by AIM after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit or create: (a) any private rights or remedies against AIM; (b) liability of AIM; or (c) defenses of AIM, its current or former affiliates, or their respective heirs, successors, executors, administrators, and assigns to claims asserted by any person or entity not a party hereto.

4. This Assurance of Discontinuance is not intended by the Attorney General to subject AIM or any of its affiliates to any disqualifications under the laws of any state, the District of Columbia, Puerto Rico or territory (collectively, "State"), including, without limitation, any disqualifications from relying upon the State registration exemptions or State safe harbor provisions.

5. The SEC Order, assurances of discontinuance entered into or orders issued by the Attorney General of the State of Colorado or the Colorado Division of Securities, respectively, and this Assurance of Discontinuance, and any order of any other State in related proceedings against AIM or its affiliates (collectively, the "Settlement Documents") shall not disqualify AIM or its affiliates from any business that they otherwise are qualified, licensed or permitted to perform under the applicable law of the State of New York and any disqualifications from relying upon this state's registration exemptions or safe harbor provisions that arise from the Settlement Documents are hereby waived.

B. Cooperation

1. AIM, its current affiliates, and its successors, assigns, and/or purchasers of all or substantially all its assets ("AIM Entities") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding initiated by the Attorney General or to which the Attorney General is a party, whether pending or subsequently initiated, relating to market timing or late trading. The AIM Entities shall use their best efforts to ensure that all the current and former officers, directors, trustees, agents and employees of the AIM Entities and/or the Subject Funds also fully and promptly cooperate with the Attorney General.

2. Cooperation shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be

prepared, with the exception of any information or documents with respect to which the AIM Entities have a legal or presently existing contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b) without the necessity of a subpoena, having the current officers, directors, trustees, agents and employees of the AIM Entities attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such current officers, directors, trustees, agents and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings), except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c) the AIM Entities using their best efforts to cause then current and former trustees and agents of the Subject Funds and former officers, directors, trustees, agents and employees of the AIM Entities to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d) fully, fairly and truthfully disclosing all information and producing all records and other evidence in its possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e) making AIM's outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3. All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to AIM's attorneys as follows:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Robert N. Shwartz, Esq.
Tel: (212) 909-6850
Fax: (212) 909-6836

with a copy to:

A I M Advisors, Inc.
11 Greenway Plaza
Houston, TX 77046
Attention: General Counsel

4. In the event that any of the AIM Entities fails to comply with this section of the Assurance of Discontinuance, the Attorney General, after written notice and a 15-day opportunity to cure, shall be entitled, in addition to any other remedies in

the Assurance of Discontinuance or otherwise, to: (a) liquidated damages of $100,000 for each day that any of the AIM Entities is in non-compliance; and (b) specific performance.

C. No Indemnification

1. Except as otherwise required by law or presently existing written agreement, including, but not limited to, presently existing articles of incorporation and presently existing bylaws of AIM and/or its affiliates, AIM shall not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by AIM required by applicable law or by such presently existing written agreements shall be payable at the time and in the manner of AIM's choosing.

2. Nothing in this Assurance of Discontinuance shall prevent or limit AIM from indemnifying the Subject Funds or their successors in connection with any business combination, merger or otherwise.

D. Miscellaneous Provisions

1. This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of

any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3. AIM consents to the jurisdiction of the Attorney General in any proceeding or action to enforce this Assurance of Discontinuance.

4. AIM enters into this Assurance of Discontinuance voluntarily and represents that no threats, offers, promises or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce AIM to enter into this Assurance of Discontinuance.

5. AIM agrees not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this paragraph affects AIM's: (a) testimonial obligations; or (b) right to take legal or factual positions in defense of litigation or in defense or prosecution of other legal proceedings in which the Attorney General is not a party.

6. This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7. This Assurance of Discontinuance, together with the attached schedules, constitutes the entire agreement between the Attorney General and AIM and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8. This Assurance of Discontinuance shall be binding upon AIM and its successors, assigns, and/or purchasers of all or substantially all its assets ("Successors") for as long as AIM or any Successor continues to provide investment advisory services to the Subject Funds or any successors thereof (including any funds with which a Subject Fund is merged or into which its assets are transferred, or any reorganized mutual fund into which the assets of an Subject Fund are transferred)provided, however, that any Successor to AIM may petition the Attorney General and obtain relief from such undertakings.

9. This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: October 7, 2004

AIM Advisors, Inc.

By ______________________

Kevin M. Carome
Senior Vice President

ACKNOWLEDGMENT

STATE OF TEXAS)
:ss.
COUNTY OF HARRIS)

On this 7th day of October, 2004, before me personally came Kevin M. Carome, known to me, who, being duly sworn by me, did depose and say that he is Senior Vice President of AIM Advisors, Inc., the entity described in the foregoing Assurance of Discontinuance, is duly authorized by its Board of Directors to execute the same, and that he signed his name in my presence by like authorization.

Cynthia L. Thompson
Notary Public
My commission expires: 2-15-2007

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

Dated: October 7, 2004

ELIOT SPITZER,
Attorney General of the State of New York

By: Roger L. Waldman
Roger L. Waldman
Senior Enforcement Counsel

Investment Protection Bureau

Dated: October 8, 2004

Schedule A
AIM/INVESCO Funds

AIM COMBINATION STOCK & BOND FUNDS
INVESCO Core Equity Fund
INVESCO Total Return Fund

AIM COUNSELOR SERIES TRUST
INVESCO Advantage Health Sciences Fund
INVESCO Multi-Sector Fund

AIM EQUITY FUNDS
AIM Aggressive Growth Fund
AIM Basic Value II Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Core Strategies Fund **(Incubator Fund)**
AIM Dent Demographic Trends Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Mid Cap Growth Fund
AIM U.S. Growth Fund **(Incubator Fund)**
AIM Weingarten Fund

AIM FLOATING RATE FUND

AIM FUNDS GROUP
AIM Balanced Fund
AIM Basic Balanced Fund
AIM European Small Company Fund
AIM Global Value Fund
AIM International Emerging Growth Fund
AIM Mid Cap Basic Value Fund
AIM Premier Equity Fund
AIM Select Equity Fund
AIM Small Cap Equity Fund

AIM GROWTH SERIES
AIM Aggressive Allocation Fund

AIM Basic Value Fund
AIM Conservative Allocation Fund
AIM Global Equity Fund
AIM Mid Cap Core Equity Fund
AIM Moderate Allocation Fund
AIM Small Cap Growth Fund

AIM INTERNATIONAL MUTUAL FUNDS
AIM Asia Pacific Growth Fund
AIM European Growth Fund
AIM Global Aggressive Growth Fund
AIM Global Growth Fund
AIM International Growth Fund
INVESCO International Core Equity Fund

AIM INVESTMENT FUNDS
AIM Developing Markets Fund
AIM Global Health Care Fund
AIM Libra Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund

AIM INVESTMENT SECURITIES FUNDS
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM Limited Maturity Treasury Fund
AIM Money Market Fund
AIM Municipal Bond Fund
AIM Real Estate Fund
AIM Short Term Bond Fund
AIM Total Return Bond Fund

AIM SECTOR FUNDS
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO Leisure Fund
INVESCO Technology Fund
INVESCO Utilities Fund

AIM SELECT REAL ESTATE INCOME FUND

AIM SPECIAL OPPORTUNITIES FUNDS

AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund

AIM STOCK FUNDS

INVESCO Dynamics Fund
INVESCO Mid-Cap Growth Fund
INVESCO Small Company Growth Fund
INVESCO S&P 500 Index Fund

AIM SUMMIT FUND

AIM TAX-EXEMPT FUNDS

AIM High Income Municipal Fund
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund

AIM TREASURER'S SERIES TRUST

INVESCO Stable Value Fund
INVESCO Treasurer's Money Market Reserve Fund
INVESCO Treasurer's Tax-Exempt Reserve Fund
INVESCO U.S. Government Money Fund

AIM VARIABLE INSURANCE FUNDS

AIM V.I. Aggressive Growth Fund
AIM V.I. Balanced Fund
AIM V.I. Basic Value Fund
AIM V.I. Blue Chip Fund
AIM V.I. Capital Appreciation Fund
AIM V.I. Capital Development Fund
AIM V.I. Core Equity Fund
AIM V.I. Dent Demographic Trends Fund
AIM V.I. Diversified Income Fund
AIM V.I. Government Securities Fund
AIM V.I. Growth Fund
AIM V.I. High Yield Fund
AIM V.I. International Growth Fund
AIM V.I. Large Cap Growth Fund
AIM V.I. Mid Cap Core Equity Fund
AIM V.I. Money Market Fund

AIM V.I. Real Estate Fund
AIM V.I. Premier Equity Fund
AIM V.I. Small Cap Equity Fund
INVESCO VIF-Core Equity Fund
INVESCO VIF-Dynamics Fund
INVESCO VIF-Financial Services Fund
INVESCO VIF-Health Sciences Fund
INVESCO VIF-Leisure Fund
INVESCO VIF-Small Company Growth
INVESCO VIF-Technology Fund
INVESCO VIF-Total Return Fund
INVESCO VIF-Utilities Fund

SHORT-TERM INVESTMENTS TRUST
Cash Assets Portfolio
Government & Agency Portfolio
Government Tax Advantage Portfolio
Liquid Assets Portfolio
STIC Prime Portfolio
Treasury Portfolio

TAX-FREE INVESTMENT TRUST
Tax-Free Cash Reserve Portfolio

TAB B.13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: August 18, 2004

By: /s/ Loren M. Starr
Loren M. Starr
Senior Vice President and
Chief Financial Officer

© 2004. EDGAR Online, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
August18, 2004

Janus Capital Group Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-15253**	**43-1804048**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

151 DETROIT STREET
DENVER, COLORADO 80206
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(303)691-3905

Not Applicable
(Former name or former address if changed since last report)

© 2004. EDGAR Online, Inc.

EXHIBIT INDEX

Exhibit No.	Document
99.1	Janus Capital Group Inc. press release confirming that it has reached final settlement with the Attorneys General of New York and Colorado, the Colorado Division of Securities and the U.S. Securities and Exchange Commission related to the company's previously disclosed frequent-trading arrangements.
99.2	Securities and Exchange Order Instituting Administrative Cease-and-Desist Proceedings.
99.3	Assurance of Discontinuance with the Attorney General of the State of New York
99.4	Assurance of Discontinuance with the Colorado Attorney General
99.5	Stipulation for Consent Order with the Colorado Division of Securities

© 2004. EDGAR Online, Inc.

EXHIBIT 99.1

© 2004. EDGAR Online, Inc.

Investor Relations Contact:

August18, 2004

Steve Belgrad, 303-394-7706
Media Contact:
Shelley Peterson, 303-316-5625

JANUS CAPITAL GROUP REACHES FINAL SETTLEMENT WITH REGULATORS

DENVER – Janus Capital Group Inc. (NYSE: JNS) confirmed today that it has reached final settlements with the Attorneys General of New York and Colorado, the Colorado Division of Securities, and the U.S. Securities and Exchange Commission (SEC)related to the company's previously disclosed frequent-trading arrangements. The monetary amounts and other terms of the final settlements are consistent with Janus' previously announced agreements in principle with state regulators and the SEC staff. Janus has now finalized those agreements.

"I want to thank our fund holders and employees who have remained loyal to Janus during a difficult time," said Janus Chairman and Chief Executive Officer Steve Scheid. "We are focused on delivering strong, consistent performance to our fund holders and putting their interests first and foremost. These are the two principles on which Janus was founded 35years ago."

Scheid, who was appointed CEO in April, noted that during the last year, Janus implemented several new controls in an effort to protect the interests of fund holders. The measures, which were approved by the trustees of the Janus funds, include: enhancing portfolio valuation techniques to discourage market timing; eliminating the use of "third-party soft dollars," which is the practice of using brokerage commissions to purchase certain research products and services from third parties; implementing a 2% redemption fee on shares of certain funds liquidated within 90days of purchase; and increasing portfolio holdings disclosure to monthly from semi-annually. The Janus fund trustees also appointed an independent chairman.

About Janus Capital Group Inc.

Based in Denver, Colorado, Janus Capital Group Inc. is a leading asset manager offering individual investors and institutional clients complementary asset management disciplines through the firm's global distribution

© 2004. EDGAR Online, Inc.

network. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), Bay Isle Financial LLC and Capital Group Partners. In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

###

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from www.janus.com. Read it carefully before you invest or send money.

Funds distributed by Janus Distributors LLC (8/04)

This press release includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December31, 2003, on file with the Securities and Exchange Commission (Commission file no. 001-15253). Any forward-looking statements contained in this release are as of the date on which such statements were made. The Company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results express or implied therein will not be realized.

EXHIBIT 99.2

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No.2277 / August18, 2004

INVESTMENT COMPANY ACT OF 1940
Release No.26532 / August18, 2004

ADMINISTRATIVE PROCEEDING
File No.3-11590

In the Matter of
Janus Capital Management, LLC
Respondent.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The United States Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the

© 2004. EDGAR Online, Inc.

Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Janus Capital Management LLC ("JCM", "Janus" or the "Respondent").

II.

In anticipation of the institution of these proceedings, the Respondent has submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings, except those findings pertaining to the jurisdiction of the Commission over it and the

© 2004. EDGAR Online, Inc.

subject matter of these proceedings, the Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order") as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds [1] that:

Overview

1.This is a proceeding against JCM based on its negotiated, but undisclosed, market timing agreements in which JCM permitted 12 entities (the "Market Timers" or "Timers") to market time certain Janus mutual funds while representing to other shareholders that it did not permit frequent trading or market timing in its mutual funds. Market timing includes (a)frequent buying and selling of shares of the same mutual fund or (b)buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

2.Some of the timing agreements were entered into with the understanding that the Market Timer would make long term investments, so-called "sticky assets," in certain Janus mutual funds. In addition, JCM waived all redemption fees that would have otherwise been assessed against the Market Timers for their frequent trading activity.

3.The market timing agreements financially benefited JCM in that JCM realized additional advisory fees from the timed funds and sticky assets under its management. Because of JCM's financial interest in the increased assets under management, JCM had a conflict of interest with the Janus mutual funds subject to the market timing agreements. JCM failed to disclose the conflict of interest to the Board of Trustees and the shareholders of the affected mutual funds, thereby breaching JCM's fiduciary duty to the mutual funds.

4.At the same time JCM entered into and maintained market timing agreements, the prospectuses for the funds being timed stated, or at least strongly implied, that JCM did not permit frequent trading or market timing in these funds. In addition to the prohibitions against market timing contained in its prospectuses, JCM regularly monitored and policed market timing and frequent trading in the Janus funds and took steps to stop such trading when it was identified, including barring shareholders from the funds.

[1] The findings herein are made pursuant to the Respondent's Offer and are not binding on any other person or entity in this or any other proceeding.

© 2004. EDGAR Online, Inc.

Respondent

5.JCM, a Delaware limited liability company headquartered in Denver, Colorado, is registered with the Commission as an investment adviser pursuant to Section 203(c) of the Advisers Act. JCM serves as the investment adviser to certain mutual funds. JCM is a wholly owned subsidiary of Janus Capital Group Inc. ("JCG"), a public holding company whose stock trades on the New York Stock Exchange.

Facts

JCM's Market Timing Agreements

6.Between November2001 and September2003, JCM entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which JCM was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders and, in some cases, to make frequent trades of up to tens of millions of dollars each in the mutual funds. Certain members of JCM's senior management and certain portfolio managers knew about, or were reckless in not knowing about, the approved market timing relationships.

7.Certain members of JCM's sales group negotiated the market timing agreements orally or through email communications and did not otherwise document agreements with the Market Timers in written contracts. Under these agreements, JCM usually negotiated a certain number of "round trips" allowed within a given time frame and a maximum dollar amount for each exchange.

8.After negotiating the market timing agreements, the sales group communicated the terms of the agreements to JCM's operations group to help ensure that all approved timing activity was timely processed and not restricted as part of JCM's normal practice of monitoring and restricting market timing in Janus funds. By 2003, JCM's operations group began maintaining a list of approved Market Timers. By June2003, that list included specific information about the agreements such as the client contact, the names of the funds approved for frequent trading, dollar trade limits, number of approved trades, and total dollar amount invested.

9.Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November2001 through August2003. Other such funds assessed redemption fees beginning in March or June2003. As part of its agreements with the Market Timers, JCM waived redemption fees for their trading in these funds.

10.In connection with some of its market timing agreements, JCM required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, JCM understood that the total amount of a Market Timer's

© 2004. EDGAR Online, Inc.

investments in Janus mutual funds would be substantially greater than the daily trade limits set by JCM for that Market Timer.

11.In addition to the management fees it received from assets being timed by the Market Timers, JCM received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

12.Most of the market timing under the timing agreements occurred within seven Janus funds.

13.Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds.

14.JCM breached its fiduciary duty to the mutual funds subject to the timing agreements by failing to disclose its conflict of interest with the mutual funds arising from the market timing agreements.

JCM's Largest Timer

15.Between November2001 and September2003, JCM's single largest timer (the "Largest Timer") was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5billion dollars. By the Summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any give time.

16.In November2001, the Largest Timer initially invested in the Janus Mercury Fund as a result of a friendship between a then portfolio manager at JCM and a principal at the Largest Timer. The Largest Timer began timing the Janus Mercury Fund shortly thereafter, and was permitted to do so by JCM.

17.By April2002, the Largest Timer began making frequent trades in other Janus funds.

18.During most of the time that it was making frequent trades in Janus mutual funds, the Largest Timer invested additional assets that were substantially greater than the daily trade limits set by JCM for the Largest Timer.

19.JCM did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

The Funds' Prospectuses Prohibited, and JCM Actively Policed, Market Timing and Frequent Trading in Janus Mutual Funds at the Same Time that JCM Allowed the Approved Market Timers to Time the Funds

20.During the same time period that JCM entered into agreements with the Market Timers and allowed the Market Timers to make frequent trades in the Janus funds, the prospectuses for these funds stated, or at least strongly implied, that JCM did not permit frequent trading or market timing in these funds. The prospectuses also stated that frequent trading in the funds could

© 2004. EDGAR Online, Inc.

disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading.

21.Between November2001 and September2003, JCM provided these prospectuses to shareholders and prospective shareholders in the funds and filed registration statements containing these prospectuses with the Commission.

22.In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, JCM regularly monitored and policed market timing and frequent trading in the funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, JCM allowed the Market Timers to engage in these practices.

23.In the Fall of 2002, as part of JCM's efforts to combat market timing in Janus mutual funds, JCM's then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the adverse impacts associated with market timing in mutual funds, identified the fact that JCM had approved market timing agreements, and recommended that these agreements be terminated.

24.More than 30 people at JCM, including several members of senior management, received a copy of this market timing report. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July2003.

Violations

25.As a result of the conduct described above, JCM willfully violated Sections206(1) and 206(2) of the Advisers Act in that, while acting as an investment adviser, it employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, JCM entered into agreements with the Market Timers that created a conflict of interest JCM knowingly or recklessly failed to disclose to the Board of Trustees of the funds and that were inconsistent with the funds' prospectus disclosures.

26.As a result of the conduct described above, JCM willfully violated Section 34(b) of the Investment Company Act in that it made an untrue statement of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading. For example, JCM filed several registration statements with the Commission containing prospectuses that falsely stated or otherwise represented that JCM did not permit frequent trading or market timing in its mutual funds.

© 2004. EDGAR Online, Inc.

27.As a result of the conduct described above, JCM, an affiliated person of the timed mutual funds, willfully violated Section 17(d) of the Investment Company Act and Rule17d-1 thereunder, in that, while acting as a principal, it participated in and effected transactions in connection with joint arrangements in which the funds were participants without filing an application with the Commission and obtaining a Commission order approving the transactions.

Undertakings

28.In determining to accept the Offer, the Commission has considered the following efforts voluntarily undertaken by JCM:

- JCM will use its best efforts to cause the Janus funds to operate in accordance with the following governance policies and practices, which the funds have represented are currently in effect:

 - No more than 25percent of the members of the Board of Trustees of any Janus fund will be persons who either (a)were directors, officers or employees of JCM at any point during the preceding 10 years or (b)are interested persons, as defined in the Investment Company Act, of the fund or of JCM. In the event that the Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent Trustee, the independent Trustees will take such steps as may be necessary to bring the Board in compliance within a reasonable period of time;
 - No chairman of the Board of Trustees of any Janus fund will either (a)have been a director, officer or employee of JCM at any point during the preceding 10years or (b)be an interested person, as defined in the Investment Company Act, of the fund or of JCM; and
 - Any person who acts as counsel to the independent Trustees of any Janus fund will be an "independent legal counsel" as defined by Rule0-1 under the Investment Company Act.

- No action will be taken by the Board of Trustees or by any committee thereof unless such action is approved by a majority of the members of the Board of Trustees or of such committee, as the case may be, who are not neither (i)persons who were directors, officers of employees of JCM at any point during the preceding 10 years nor (ii)interested persons, as defined in the Investment Company Act, of the fund or of JCM. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent Trustees of a fund is not approved by the Board of Trustees, the fund will disclose such proposal and the related Board vote in its shareholder report for such period.
- Commencing in 2005 and not less than every fifth calendar year thereafter, each Janus fund will hold a meeting of shareholders at which the Board of Trustees will be elected.

© 2004. EDGAR Online, Inc.

(The Funds shall comply with rule 38a-1 by the earlier of (i) 45days from the entry of this Order, or (ii)the October5, 2004 . compliance date for the rule as adopted by the Commission. *See Compliance Programs of Investment Companies and Investment Advisers* , Investment Company Act Rel. No.26299 (Dec. 17, 2003) (adopting release). *See also* Paragraph30(f), below.

29. Ongoing Cooperation . In determining to accept the Offer, the Commission has considered the following efforts voluntarily undertaken by JCM.

JCM shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, JCM has undertaken:

ε To produce, without service of a notice or subpoena, any and all documents and other information reasonably requested by the . Commission's staff;

l To use its best efforts to cause its employees to be interviewed by the Commission's staff at such times as the staff reasonably . may direct;

(To use its best efforts to cause its employees to appear and testify truthfully and completely without service of a notice or . subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

(That in connection with any testimony of JCM to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, . JCM:

i Agrees that any such notice or subpoena for JCM's appearance and testimony may be served by regular mail on its attorneys, . John Sturc, Esq., Gibson, Dunn Crutcher LLP, 1050 Connecticut Avenue, N.W., Washington D.C., 20036-5306, or James Clark, Esq., Gibson, Dunn Crutcher LLP, 333 South Grand Avenue, Los Angeles, California, 90071-3197; and

i Agrees that any such notice or subpoena for JCM's appearance and testimony in an action pending in a United States District i Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

30. Compliance and Ethics Oversight Structure . JCM shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

ε JCM shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under . the JCM Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior managers of JCM's business units. JCM shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. JCM shall report on issues

© 2004. EDGAR Online, Inc.

arising under the Code of Ethics, including all violations thereof, to the Legal and Regulatory Committee of the Trustees of the Janus funds with such frequency as the Legal and Regulatory Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

JCM shall establish an Internal Compliance Controls Committee to be chaired by JCM's Chief Compliance Officer, which Committee shall have as its members senior managers of JCM's business units. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent Trustees of the Janus funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of JCM, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Legal and Regulatory Committee of the Trustees of the Janus funds with such frequency as the independent Trustees of such funds may instruct, and in any event at least quarterly. JCM shall also provide to the Audit Committee of JCG the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Legal and Regulatory Committee of the Janus funds.

JCM shall establish and staff a full-time senior-level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the Chief Compliance Officer of JCM.

JCM shall require the Chief Compliance Officer of JCM to report to the independent Trustees of the Janus funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent Trustees may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable Trustee) shall be reported promptly.

JCM shall establish a corporate ombudsman to whom JCM employees may convey concerns about JCM business matters that they believe implicate matters of ethics or questionable practices. JCM shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent Trustees of the Janus funds. JCM shall also review matters brought to the attention of the ombudsman, along with any resolution of such matters, with the independent Trustees of the Janus funds with such frequency as the independent Trustees of such funds may instruct.

JCM shall comply with Rule206(4)-7 by the earlier of (i)45 days from the entry of this Order, or (ii)the October5, 2004 compliance date for the rule as adopted by the Commission. *See Compliance Programs of Investment Companies and*

© 2004. EDGAR Online, Inc.

Investment Advisers , Investment Company Act Rel. no. 26299 (Dec. 17, 2003) (adopting release). *See also* , Paragraph28(d), above.

31 . Independent Compliance Consultant . JCM shall retain, within 90days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent Trustees of the Janus funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by JCM or its affiliates. JCM shall require the Independent Compliance Consultant to conduct a comprehensive review of JCM's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by JCM and its employees. This review shall include, but shall not be limited to, a review of JCM's market timing controls across all areas of its business, a review of the Janus funds' pricing practices that may make those funds vulnerable to market timing, a review of the Janus funds' utilization of short term trading fees and other controls for deterring excessive short term trading, and a review of JCM's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. JCM shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

ε JCM shall require that, at the conclusion of the review, which in no event shall be more than 180days after the date of entry of . the Order, the Independent Compliance Consultant shall submit a Report to JCM, the Trustees of the Janus funds, and the staff of the Commission. The Report shall address the issues described in subparagraph 31 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of JCM and the Janus funds, and a procedure for implementing the recommended changes in or improvements to JCM's policies and procedures.

l JCM shall adopt all recommendations with respect to JCM contained in the Report of the Independent Compliance Consultant; . provided, however, that within 210days after the date of entry of the Order, JCM shall in writing advise the Independent Compliance Consultant, the Trustees of the Janus funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that JCM considers unnecessary or inappropriate, JCM need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

‹ As to any recommendation with respect to JCM's policies and procedures on which JCM and the Independent Compliance . Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 240days of the date of entry of the Order. In the event JCM and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of

© 2004. EDGAR Online, Inc.

the Commission, JCM will abide by the determinations of the Independent Compliance Consultant.

- JCM (i)shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the majority of the independent Trustees and the staff of the Commission; (ii)shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and, (iii)shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Trustees or the Commission.
- JCM shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. JCM shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent Trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

32. Periodic Compliance Review . Commencing in 2006, and at least once every other year thereafter, JCM shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of JCM. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning JCM's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by JCM and its employees in connection with their duties and activities on behalf of and related to the Janus funds. Each such report shall be promptly delivered to JCM's Internal Compliance Controls Committee and to the Legal and Regulatory Committee of the Board of Trustees of each Janus fund.

33. Independent Distribution Consultant . JCM shall retain, within 90days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent Trustees of the Janus funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by JCM. JCM shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review. JCM shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of all of the disgorgement and penalty

© 2004. EDGAR Online, Inc.

ordered in SectionIV, ParagraphC of the Order, and any interest or earnings thereon, according to a methodology developed in consultation with JCM and acceptable to the staff of the Commission and the independent Trustees of the Janus funds. The Distribution Plan shall provide for investors to receive, from the monies available for distribution in order of priority, (i)their proportionate share of losses suffered by the fund due to market timing, and (ii)a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing.

a. JCM shall require that the Independent Distribution Consultant submit a Distribution Plan to JCM and the staff of the Commission no more than 160days after the date of entry of the Order.

b. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 190days after the date of entry of the Order, JCM or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

c. With respect to any determination or calculation with which JCM or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 220days of the date of entry of the Order. In the event that JCM and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

d. Within 235days of the date of entry of this Order, JCM shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule1101 17 C.F.R. 201.1101 of the Commission's RulesRegarding Disgorgement and Fair Fund Plans. Following a Commission order approving a final plan of disgorgement, as provided in Rule1104 17 C.F.R. 201.1104 of the Commission's RulesRegarding Disgorgement and Fair Fund Plans, JCM shall require that the Independent Distribution Consultant, with JCM, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

e. JCM shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. JCM shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of a majority of the independent Trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or

© 2004. EDGAR Online, Inc.

other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

34. Certification . No later than twenty-four months after the date of entry of the Order, the chief executive officer of JCM shall certify to the Commission in writing that JCM has fully adopted and complied in all material respects with the undertakings set forth in this section III and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

35. Recordkeeping . JCM shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of JCM's compliance with the undertakings set forth in this section III.

36. Deadlines . For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate in the public interest and for the protection of investors to impose the sanctions agreed to in JCM's Offer. Accordingly, it is hereby ORDERED, effective immediately, that:

A.Pursuant to Section 203(e) of the Advisers Act, JCM is hereby censured.

B.Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, JCM shall cease and desist from committing or causing any violations and any future violations of Sections206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule17d-1 thereunder.

C.JCM shall comply with the undertakings set forth in paragraphs 30 through 35 above.

D. Disgorgement and Civil Money Penalties

1.JCM shall pay disgorgement in the total amount of $50million ("Disgorgement") and a civil money penalties in the amount of $50million ("Penalties"), for a total payment of $100million.

2.There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in SectionIV.D.1. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, JCM agrees that it shall not, after offset or reduction in any Related Investor Action for the amount of the disgorgement paid by it, further benefit by offset or reduction of any part of the civil penalty paid by it ("JCM Penalty

© 2004. EDGAR Online, Inc.

Offset"). If the court in any Related Investor Action grants such an offset or reduction, JCM agrees that it shall, within 30days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the JCM Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against JCM in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against JCM by or on behalf of one or more investors based on substantially the same facts as those set forth in the Order.

3.Pursuant to an escrow agreement not unacceptable to the staff of the Commission, JCM shall, within 30days of the entry of this Order, pay the funds described in SectionIV.D.1. into an escrow account. The escrow agreement shall, among other things: (1)require that all funds in escrow be invested as soon as reasonably possible and to the extent practicable in short-term U.S. Treasury securities with maturities not to exceed six months; (2)name an escrow agent who shall be appropriately bonded; and (3)provide that escrowed funds be disbursed only pursuant to an order of the Commission. JCM shall be responsible for all costs associated with the escrow agreement.

E. Other Obligations and Requirements . Nothing in this Order shall relieve JCM or any Janus fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

EXHIBIT 99.3

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION

X

In the Matter of
JANUS CAPITAL MANAGEMENT, LLC

X

ASSURANCE OF DISCONTINUANCE
PURSUANT TO EXECUTIVE LAW 63(15)

WHEREAS, pursuant to the provisions of the Martin Act (Article23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York (hereinafter, the "Attorney General"), commenced an investigation in July2003 into the practices, procedures and conduct of Janus Capital Management LLC ("JCM") during the period 1998 through September2003 respecting: (a)market timing of mutual funds advised by JCM; and (b)late trading of mutual funds advised by JCM (collectively, the "Investigation"); [1]

WHEREAS, the Investigation was conducted in cooperation with parallel investigations of JCM by the U.S. Securities and Exchange Commission ("SEC"), the Colorado Attorney General's Office, and the Colorado Division of Securities;

WHEREAS, JCM serves as the investment advisor to the mutual funds listed in ScheduleA hereto (the "Funds"), which Funds are a series of Janus Investment Fund, Janus Adviser Series, or Janus Aspen Series (each a "Trust"), and JCM is a wholly owned subsidiary

© 2004. EDGAR Online, Inc.

of Janus

[1] "Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing. "Late trading" refers to obtaining a given day's mutual fund share price for orders to buy, sell or exchange shares that were placed after the close of the market on that day.

© 2004. EDGAR Online, Inc.

Capital Group Inc., a public holding company whose stock trades on the New York Stock Exchange and that has its principal place of business in Denver, Colorado;

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, JCM has cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, as set forth in the findings of fact ("Findings") below, the Investigation revealed that certain practices by JCM have violated the Martin Act, 349 of the General Business Law, and Executive Law 63 (12);

WHEREAS, JCM has advised the Attorney General of its desire to resolve the Investigation;

WHEREAS, JCM has reduced the management fees it charges to certain Funds distributed to retail investors in the United States, has implemented or agreed to implement certain changes with respect to the corporate governance of the Funds, to maintain a certain compliance and ethics corporate structure, and to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and JCM agrees to the sanctions provided herein;

NOW THEREFORE, the Attorney General, based upon the Investigation, makes the following Findings:

FINDINGS

1.JCM is and, was a Delaware limited liability company with its principal place of business located at 151 Detroit Street, Denver, Colorado 80206. At all relevant times, JCM was an investment adviser which had registered with the SEC pursuant to Section 203(c) of the

© 2004. EDGAR Online, Inc.

Advisers Act and filed with the State of New York. JCM served as the investment adviser to certain registered investment companies, including Janus Investment Fund, Janus Adviser Series, and Janus Aspen Series. JCM is a wholly owned subsidiary of Janus Capital Group Inc. ("JCG"), a public holding company whose stock trades on the New York Stock Exchange. As an investment adviser to the Funds, JCM owed fiduciary duties to such mutual funds and their investors.

2.The Attorney General has jurisdiction over this matter pursuant to the Martin Act (Article23-A of the General Business Law) and Executive Law 63.

I. Overview

3.This is a proceeding against JCM based on its negotiated, but undisclosed, market timing agreements in which JCM permitted 12 entities (the "Market Timers" or "Timers") to market time certain Janus mutual funds while representing to other shareholders that it did not permit frequent trading or market timing in its mutual funds. Market timing includes (a)frequent buying and selling of shares of the same mutual fund or (b)buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

4.Some of the timing agreements were entered into with the understanding

© 2004. EDGAR Online, Inc.

that the Market Timer would make long term investments, so-called "sticky assets," in certain Janus mutual funds. In addition, JCM waived all redemption fees that would have otherwise been assessed against the Market Timers for their frequent trading activity.

5.The market timing agreements financially benefitted JCM in that JCM realized additional advisory fees from the timed funds and sticky assets under its management. Because of JCM's financial interest in the increased assets under management, JCM had a conflict of interest with the Janus mutual funds subject to the market timing agreements. JCM failed to disclose the conflict of interest to the Board of Trustees and the shareholders of the affected mutual funds, thereby breaching JCM's fiduciary duty to the mutual funds.

6.At the same time JCM entered into and maintained market timing agreements, the prospectuses for the funds being timed stated, or at least strongly implied, that JCM did not permit frequent trading or market timing in these funds. In addition to the prohibitions against market timing contained in its prospectuses, JCM regularly monitored and policed market timing and frequent trading in the Janus funds and took steps to stop such trading when it was identified, including barring shareholders from the funds.

II. Facts

A. JCM's Market Timing Agreements

7.Between November2001 and September2003, JCM entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which JCM was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders and, in some cases, to make frequent trades of up to tens of millions of dollars each in the mutual funds. Certain members of JCM's senior

© 2004. EDGAR Online, Inc.

management and certain portfolio managers knew about, or were reckless in not knowing about, the approved market timing relationships.

8.Certain members of JCM's sales group negotiated the market timing agreements orally or through email communications and did not otherwise document agreements with the Market Timers in written contracts. Under these agreements, JCM usually negotiated a certain number of "round trips" allowed within a given time frame and a maximum dollar amount for each exchange.

9.After negotiating the market timing agreements, the sales group communicated the terms of the agreements to JCM's operations group to help ensure that all approved timing activity was timely processed and not restricted as part of JCM's normal practice of monitoring and restricting market timing in Janus funds. By 2003, JCM's operations group began maintaining a list of approved Market Timers. By June2003, that list included specific information about the agreements such as the client contact, the names of the funds approved for frequent trading, dollar trade limits, number of approved trades, and total dollar amount invested.

10. Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November2001 through August2003. Other such funds assessed redemption fees beginning in March or June2003. As part of its agreements with the Market Timers, JCM waived redemption fees for their trading in these funds.

© 2004. EDGAR Online, Inc.

11.In connection with some of its market timing agreements, JCM required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, JCM understood that the total amount of a Market Timer's investments in Janus mutual funds would be substantially greater than the daily trade limits set by JCM for that Market Timer.

12.In addition to the management fees it received from assets being timed by the Market Timers, JCM received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

13.Most of the market timing under the timing agreements occurred within seven Janus funds.

14.Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds.

15.JCM breached its fiduciary duty to the mutual funds subject to the timing agreements by failing to disclose its conflict of interest with the mutual funds arising from the market timing agreements.

B. JCM's Largest Timer

16.Between November2001 and September2003, JCM's single largest timer (the "Largest Timer") was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5billion dollars. By the summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any give time.

17. In November2001, the Largest Timer initially invested in the Janus Mercury Fund as a result of a friendship between a then portfolio manager at JCM and a principal at the

© 2004. EDGAR Online, Inc.

Largest Timer. The Largest Timer began timing the Janus Mercury Fund shortly thereafter, and was permitted to do so by JCM.

18.By April2002, the Largest Timer began making frequent trades in other Janus funds.

19.During most of the time that it was making frequent trades in Janus mutual funds, the Largest Timer invested additional assets that were substantially greater than the daily trade limits set by JCM for the Largest Timer.

20.JCM did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

The Funds' Prospectuses Prohibited, and JCM Actively Policed, Market Timing and Frequent Trading in Janus Mutual Funds at the Same Time that JCM Allowed the Approved Market Timers to Time the Funds

21.During the same time period that JCM entered into agreements with the Market Timers and allowed the Market Timers to make frequent trades in the Janus funds, the prospectuses for these funds stated, or at least strongly implied, that JCM did not permit frequent trading or market timing in these funds. The prospectuses also stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading.

22.Between November2001 and September2003, JCM provided these prospectuses to shareholders and prospective shareholders in the funds and filed registration statements containing these prospectuses with the SEC.

23.In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, JCM regularly monitored and policed market timing and frequent trading in the

© 2004. EDGAR Online, Inc.

funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, JCM allowed the Market Timers to engage in these practices.

24.In the fall of 2002, as part of JCM's efforts to combat market timing in Janus mutual funds, JCM' s then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the adverse impacts associated with market timing in mutual funds, identified the fact that JCM had approved market timing agreements, and recommended that these agreements be terminated.

25.More than 30 people at JCM, including several members of senior management, received a copy of this market timing report. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July2003.

III. Violations

26.The foregoing acts and practices of JCM violated the Martin Act, Article23-A of the General Business Law.

27.The foregoing acts and practices of JCM violated 349 of the General Business Law.

28.The foregoing acts and practices of JCM violated 63 (12)of the Executive Law.

© 2004. EDGAR Online, Inc.

AGREEMENT

IT NOW APPEARING THAT JCM desires to settle and resolve the Investigation without admitting or denying the Attorney General's Findings, which Findings are not binding on any other person or entity in this or any other proceeding, the Attorney General and JCM hereby enter into this Assurance of Discontinuance, pursuant to Executive Law 63 (15), and agree as follows:

I. Affirmative Relief

A. Disgorgement and/or Restitution and Civil Penalty

1.JCM shall pay $50,000,000 in disgorgement and/or restitution plus a civil money penalty in the amount of $50,000,000 for a total payment of $100,000,000 exclusive of the value of the management fee reductions provided for in SectionI.C. hereof. The $100,000,000 payment shall be remitted to and administered by the SEC in accordance with the Order Instituting Administrative and Cease and Desist Proceedings, to be issued by the SEC against JCM (the "SEC Order"). Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (*i.e.* , pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2.JCM agrees that it shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to ParagraphI.A.1 of this Assurance of Discontinuance. Nothing in this Assurance of Discontinuance shall: (i)prevent JCM from bringing claims (including claims for indemnity and/or contribution) against persons or entities

© 2004. EDGAR Online, Inc.

for injuries sustained as a result of market timing or late trading; or (ii) limit or impair the rights of persons other than JCM under any applicable insurance policy.

3.Except as specified in SectionI.E., no payments made or costs incurred by JCM pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Fund or Trust or the shareholders thereof. JCM agrees and undertakes that neither it nor any of its affiliates shall directly or indirectly assess any fee or charge to any Fund or Trust, or the shareholders thereof, to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in SectionI.C. below. Within 15days after the end of JCM's fiscal years 2004 through 2009, the president or chief executive officer of JCM shall certify in writing to the Attorney General that JCM has complied in all material respects with the provisions of this Paragraph.

B. General Relief

1.JCM admits the jurisdiction of the Attorney General over JCM in connection with the subject matter of this Investigation. JCM will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law 349 and/or Executive Law 63 (12)and will comply with the Martin Act, General Business Law 349 and Executive Law 63 (12).

2. A violation of any provision of this Assurance of Discontinuance by JCM shall constitute prima facie proof of violation of the Martin Act, General Business Law 349 and Executive Law 63(12) in any civil action or proceeding hereafter commenced by the Attorney General.

© 2004. EDGAR Online, Inc.

C. Reduction of Management Fee Rates For Five Years

1.JCM represents and warrants that effective July1, 2004, JCM and its Successors (as hereinafter defined in SectionII.D.8) have established reduced Net Management Fee Rates for certain of the Funds, which Funds are identified in ScheduleB to this Assurance of Discontinuance (the "Affected Funds"). "Net Management Fee Rates" means the percentage fee rates specified in the relevant agreements between JCM or its affiliates and the Affected Funds, less waivers and reimbursements by JCM and its affiliates, in effect as of May31, 2004, which rates are set forth on ScheduleB. The reduced Net Management Fee Rates shall result in a reduction of $25million a year based upon assets under management of the Affected Funds as of May31, 2004, for a total projected reduction over five years of $125million from the amount of fees that would have been paid by the Affected Funds based on the Net Management Fee Rates and assets under management of the Affected Funds as of May31, 2004. JCM agrees that the reduced Net Management Fee Rates established pursuant to this Paragraph shall not be increased through June30, 2009.

2.JCM represents and warrants that ScheduleB accurately and completely states: (a)assets under management by the Affected Funds as of May31, 2004; (b)the Net Management Fee Rates for the Affected Funds as of May31, 2004; and (c)the reduced Net Management Fee Rates and the resulting Net Management Fee reduction of $25million as provided in ParagraphI..C.1 above.

D. Corporate Governance of Mutual Funds

1.On or after October1, 2004, JCM shall not manage or provide investment advisory services to any Fund or Trust that has not agreed to and implemented the provisions of

© 2004. EDGAR Online, Inc.

SectionI of this Assurance of Discontinuance insofar as they concern acts by the Fund or Trust. In the event that any Fund or Trust to which JCM provides management or investment advisory services ceases to continue to act in accordance with such provisions, JCM shall promptly terminate its management of, and/or provision of advisory services to, such Fund or Trust. Any such termination will be made in accordance with the terms of JCM's investment advisory agreement with such Fund or Trust, in accordance with the provisions of the Investment Company Act of 1940 (15 U.S.C. 80a-1, *et seq.*) and the Investment Advisers Act of 1940 (15 U.S.C. 80b-1, *et seq.*)(collectively, the " '40 Acts"), and within 180days, unless this period is extended by agreement of the parties to this Assurance of Discontinuance. For purposes of this Subsection D, "Fund" includes any mutual fund into which any Fund is merged or its assets are transferred, or any reorganized mutual fund into which the assets of any Fund are transferred.

Chairman of the Board

2.JCM may manage or advise a Fund of a Trust only if the Chairman of the Board of Trustees of such Trust (the "Chairman") is in all respects independent of JCM and its affiliates and has had no prior relationship (other than a purely social relationship), at any time, with JCM, its then present or former affiliates, directors, officers, employees, or agents acting in their capacity as such agents, or with such Fund of a Trust (other than to have been a Board member or Chairman of the Board of a JCM or JCM affiliated mutual fund or closed-end fund) (hereinafter referred to as an "Impermissible Relationship"). An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (a)substantial commercial, banking or financial relationship, other than as an owner of shares of a JCM or JCM affiliated mutual fund or closed-end fund on customary terms; or (b)any attorney-client,

© 2004. EDGAR Online, Inc.

accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the period when acting as Chairman, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship . For a period of two years following conclusion of the Chairman's services as such, JCM and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Chairman or with any firm with which the Chairman was affiliated while Chairman; provided that nothing herein shall prevent JCM and its affiliates from advising a mutual fund or a closed-end fund of which the Chairman serves as a member of the Board or of which the Chairman owns shares on customary terms. An interested person of JCM or of a Fund or Trust shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person" has the same meaning as defined in the Investment Company Act of 1940 and "familial" means all individuals within three degrees of consanguinity or affinity.

3. In the event that JCM desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (Senior Officer, Independent Compliance Consultant or Independent Fee Consultant, as defined below) has a relationship that is an Impermissible Relationship, JCM may make full disclosure of the facts and circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse a breach of this Assurance of Discontinuance where a Chairman, Senior Officer, Independent Compliance Consultant or Independent Fee Consultant has already assumed office before the input of the Attorney General was sought by JCM.

© 2004. EDGAR Online, Inc.

Trustees

4.JCM may manage or advise a Fund only if at least seventy-five percent of the members of a Fund's Board of Trustees: (a)are not interested persons, as defined by the Investment Company Act, of JCM or any of its affiliates; and (b)have not been directors, officers or employees of JCM at any point during the preceding 10years ("Independent Members"). In the event that a Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, JCM shall terminate its management of, and provision of advisory services to such Fund or Trust unless the Independent Members bring a Fund or Trust' s Board of Trustees into compliance within a reasonable period of time as provided under the provisions of the '40 Acts, not to exceed 120days (or 180days if a shareholder vote is necessary), unless extended by written agreement of the parties to this Assurance of Discontinuance.

Senior Officer

5.Within 30days of the parties' execution of this Assurance of Discontinuance, JCM shall recommend in writing to the Board of Trustees of each Trust that the Trust either:

(a)appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President who shall have no Impermissible Relationship during the period he or she is acting as Senior Officer, provided, however, that a Trust's Senior Officer may be technically employed and paid by JCM or an affiliate of JCM and may be the same person the Trust designates as the Chief Compliance Officer of the Trust pursuant to Rule38a-1(a)(4) of the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), so long as the Senior Officer is not also employed by JCM or an affiliate of JCM pursuant to Rule206(4)-7 of the Investment Advisers

© 2004. EDGAR Online, Inc.

Act, 17 C.F.R. 275.206(4)-7, nor has any duties or responsibilities other than as Chief Compliance Officer of the Trust pursuant to Rule38a-1(a)(4) and Senior Officer of the Trust pursuant to this Assurance of Discontinuance. The Senior Officer may serve as Senior Officer to more than one Trust. For a period of two years following conclusion of the Senior Officer's services as such, JCM and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Senior Officer or with any firm with which the Senior Officer was affiliated while Senior Officer; or,

(b)engage an independent compliance consultant (the "Independent Compliance Consultant")who shall have no Impermissible Relationship during the period he or she is acting as Independent Compliance Consultant and who has the duties and responsibilities set forth in ParagraphI.D.8, below. The Independent Compliance Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Compliance Consultant may not be employed by JCM pursuant to Rule 206(4)-7 of the Investment Advisers Act, 17 C.F.R. 275.206(4)-7, but the Independent Compliance Consultant may be the same person who serves as the Independent Compliance Consultant pursuant to Paragraph31 of the SEC Order, so long as the Independent Compliance Consultant has no duties or responsibilities to JCM, JCM's affiliates, or any of their officers, directors or agents. For a period of two years following conclusion of the Independent Compliance Consultant's services as such, JCM and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Independent Compliance Consultant or with any firm with which

© 2004. EDGAR Online, Inc.

the Independent Compliance Consultant was affiliated while Independent Compliance Consultant;

6.JCM may manage or advise a Fund of a Trust only if the Senior Officer or Independent Compliance Consultant of the Trust acknowledges that he or she owes a fiduciary duty to the Board of Trustees of the Trust and to the shareholders of the Fund, and only if he or she reports directly to the Board of Trustees of the Trust and such reporting is as often as may be appropriate, but no less than quarterly.

7.JCM may manage or advise a Fund of a Trust only if, subject to approval by the Independent Members of the Trust's Board of Trustees, the Senior Officer or the Independent Compliance Consultant has the authority to retain or consult consultants, experts or staff as may be reasonably necessary to assist the Senior Officer or the Independent Compliance Consultant in the performance of his or her duties. The Senior Officer or the Independent Compliance Consultant, and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Members of the Board of Trustees of the Trust. The Senior Officer or the Independent Compliance Consultant of a Trust may be terminated only with the approval of a majority of the Independent Members of the Trust's Board of Trustees.

8.JCM may manage or advise a Fund of a Trust only if the duties and responsibilities of the Senior Officer or Independent Compliance Consultant of the Trust include at least monitoring compliance by the Fund of a Trust and its investment advisor(s) (insofar as the advisors act in connection with the Fund), with: (i)applicable federal and state securities

© 2004. EDGAR Online, Inc.

laws; (ii)applicable state laws respecting potential or actual conflicts of interests; (iii)their respective fiduciary duties; and (iv)applicable codes of ethics and/or compliance manuals.

9. JCM may manage or advise a Fund of a Trust only if the Independent Members of a Trust's Board of Trustees assign to the Senior Officer the following duties, or retain an independent fee consultant (the "Independent Fee Consultant") who shall acknowledge that he or she owes a fiduciary duty to the Board of Trustees of the Trust and to the shareholders of the Fund and whose duties and responsibilities include managing the process by which proposed management fees (including, but not limited to, advisory fees) to be charged the Fund are negotiated so that they are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to, renewal of existing management fee agreements or continuation of such existing fee agreements for more than a year after approval by the Board of Trustees of a Trust. The Independent Fee Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Fee Consultant shall have no duties or responsibilities to JCM, JCM's affiliates, or any of their officers, directors or agents and shall have no Impermissible Relationship (except that the Independent Fee Consultant may have previously served as a Fee Consultant to the Trust) during the period he or she is acting as Independent Fee Consultant. For a period of two years following conclusion of the Independent Fee Consultant's services as such, JCM and its affiliates shall not enter into any substantial commercial, banking, or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Independent Fee Consultant or with any firm with which the Independent Fee Consultant was affiliated while Independent Fee Consultant;

© 2004. EDGAR Online, Inc.

10.JCM may manage or advise a Fund of a Trust only if the reasonableness of the proposed management fees is determined by the Board of Trustees of the Trust using either:

(a)an annual competitive bidding process, supervised by the Senior Officer or the Independent Fee Consultant, that includes at least three sealed bids with proposed management fees; or

(b)an annual independent written evaluation prepared by or under the direction of the Senior Officer or the Independent Fee Consultant that considers at least the following: (i)management fees (including any components thereof) charged to institutional and other clients of JCM for like services; (ii)management fees (including any components thereof) charged by other mutual fund companies for like services; (iii)costs to JCM and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv)profit margins of JCM and its affiliates from supplying such services; (v)possible economies of scale as the Fund grows larger; and (vi)the nature and quality of JCM's services, including Fund performance.

11.JCM may manage or advise a Fund of a Trust only if the Trust's Senior Officer or the Independent Fee Consultant keeps the Trust's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

12.JCM may manage or advise a Fund of a Trust only if it cooperates fully and promptly with the Trust's Senior Officer, Independent Compliance Consultant or Independent Fee Consultant and provides any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of JCM that the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant requests and that

© 2004. EDGAR Online, Inc.

relate to or concern any of the matters referenced in this Section. JCM shall promptly provide the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant with access to any director, officer or employee of JCM and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer, Independent Compliance Consultant or the Independent Fee Consultant that relate to or concern any such matters.

13.JCM may manage or advise a Fund of a Trust, after October1, 2004, only if the Trust has hired and continues to employ or retain the Trust's Senior Officer and/or Independent Compliance Consultant and/or Independent Fee Consultant. On or before October1, 2004, JCM shall provide a written schedule to the Attorney General that identifies the name of the Trust's Senior Officer and/or Independent Compliance Consultant and/or the Independent Fee Consultant and describes his or her background and compensation. JCM shall keep the information on the schedule current and provide an updated schedule to the Attorney General within 10days of any change in such information.

14.No later than 15days after the Board of Trustees of a Trust has completed its review of the written fee evaluation provided for in Section I.D.10 and approved a new advisory agreement or continuation of a presently existing advisory agreement, JCM shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee Summary shall discuss the factors referenced in SectionI.D.10 and sufficient specifics so that an investor in a Fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at

© 2004. EDGAR Online, Inc.

least: (a)continuous, prominent posting (in downloadable format) on the Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Fund description; (b)delivery or incorporation of the Fee Summary of the most recent fee evaluation with, or in, the annual and semi-annual reports furnished to shareholders; and (c)prominent notice, in any periodic account statements furnished by the Fund to individual direct investors, of the fact that the Fee Summaries are available as provided in (a)and (b)of this ParagraphI.D.14.

E. Disclosure to Investors

1.JCM shall:

(a)maintain, commencing no later than 120days after the execution of this Assurance of Discontinuance, continuous, prominent posting on JCM's website of a calculator that will enable an investor to calculate: (i)the fees and costs, in actual dollars on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; (ii)the fees and costs, in actual dollars that would be charged a hypothetical investment of $10,000 held for the next 10years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in Section I.C. above for disclosures made during the period through July1, 2009, and assuming for disclosures made after July1, 2009, a 5% return for each year and the then current Net Management Fee Rates;

(b)include with each periodic account statement a Fund sends to each shareholder, beginning with the statement for the period ending March31, 2005: (i)the fees and costs, in actual dollars on a fund-by-fund basis, charged to each shareholder based upon the shareholder's most recent quarterly closing balance; (ii)the fees and costs, in actual dollars that

© 2004. EDGAR Online, Inc.

would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in SectionI.C. above for disclosures made during the period through July1, 2009, and assuming for disclosures made after July1, 2009, a 5% return for each year and the then current Net Management Fee Rates;

(c)Subject to SEC approval, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be borne by hypothetical investment of $10,000 held for the next 10years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in SectionI.C. above for disclosures made during the period through July1, 2009, and assuming for disclosures made after July1, 2009, a 5% return for each year and the then current Net Management Fee Rates; and

2.JCM shall bear the costs for developing procedures to implement the measures set forth above in ParagraphI.E.1 in an easy to understand format.

II. Other Provisions

A. Scope Of This Assurance of Discontinuance

1.This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against JCM or any of its current affiliates (other than natural persons) or any Trust arising from or relating to the subject matter of the Investigation; provided however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or

© 2004. EDGAR Online, Inc.

any claims that may be brought by the Attorney General to enforce JCM's obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or affect any claims, rights or remedies of the Attorney General with respect to any person, other than JCM or any of its current affiliates (other than natural persons) and the Trusts, all of which claims, rights, and remedies are expressly reserved.

2.If JCM does not make the payments as provided in SectionI.A. of this Assurance of Discontinuance (*i.e.* , pursuant to the SEC Order) or the Net Management Fee reductions as provided in SectionI.C. of this Assurance of Discontinuance, or JCM commits a breach of any of its obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of Discontinuance, at his sole discretion, upon written notice to JCM, followed by JCM's failure to cure such breach within a reasonable time, and JCM agrees that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December31, 2003. In the event of such termination, JCM expressly agrees and acknowledges that this Assurance of Discontinuance shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, related to the Investigation, against JCM or from using in any way any statements, documents or other materials produced or provided by JCM after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3.For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit, or create any rights, remedies, or liabilities. It also does not limit or prohibit

© 2004. EDGAR Online, Inc.

any defenses of JCM, its current or former affiliates, or their respective heirs, successors, executors, administrators, and assigns to claims asserted by any person or entity not a party hereto.

4.This Assurance of Discontinuance is not intended by the Attorney General to subject JCM or any of its affiliates to any disqualifications under the laws of any state, the District of Columbia, Puerto Rico or territory (collectively "State"), including, without limitation, any disqualifications from relying upon the State registration exemptions or State safe harbor provisions.

5.The SEC Order, assurances of discontinuance entered into or orders issued by the Attorney General of the State of Colorado or the Colorado Division of Securities, respectively, and this Assurance of Discontinuance, and the order of any other State in related proceedings against JCM or its affiliates (collectively, the "Settlement Documents") shall not disqualify JCM or its affiliates from any business that they otherwise are qualified, licensed or permitted to perform under the applicable law of the State of New York and any disqualifications from relying upon this state's registration exemptions or safe harbor provisions that arise from the Settlement Documents are hereby waived.

B . Cooperation

1.JCM, its current affiliates, and its successors, assigns, and/or purchasers of all or substantially all its assets ("JCM Entities") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding i nitiated by the Attorney General or to which the Attorney General is a party, whether pending or subsequently initiated, relating to market timing or late trading. JCM Entities shall use their best efforts to

© 2004. EDGAR Online, Inc.

ensure that all current and former officers, directors, trustees, agents and employees of JCM Entities also fully and promptly cooperate with the Attorney General.

2.Cooperation shall include, without limitation:

(a)production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the exception of any information or documents with respect to which the JCM Entities have a statutory or contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b)without the necessity of a subpoena, having the then-current officers, directors, and employees of JCM Entities attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such then-current officers, directors, and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings), except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c)JCM Entities using their best efforts to cause then-current and former trustees and agents, as well as former officers, directors, and employees of JCM Entities to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the

© 2004. EDGAR Online, Inc.

Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d)fully, fairly and truthfully disclosing all information and producing all records and other evidence in its possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e)making JCM's outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3.All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to JCM Entities' attorneys as follows:

Gibson, Dunn Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington D.C. 20036-5306
Attention: John H. Sturc, Esq.

Gibson, Dunn Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
Attention: James P. Clark, Esq.

with a copy to:

Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206
Attention: General Counsel

4.In the event JCM Entities fail to comply with this section of the Assurance of Discontinuance, the Attorney General, after written notice and a 15-day opportunity to cure, shall be entitled, in addition to any other remedies in the Assurance of Discontinuance or otherwise,

© 2004. EDGAR Online, Inc.

to: (a)liquidated damages of $100,000 for each day that JCM Entities are in non-compliance; and (b)specific performance.

C. **No Indemnification**

1.Except as otherwise required by applicable law, or by presently existing written agreement, including, but not limited to, presently existing articles of incorporation and presently existing bylaws of JCM and/or its affiliates, JCM shall not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by JCM required by applicable law or by such presently existing written agreements (as described in this ParagraphII.C.1), shall be payable at the time and in the manner of JCM' s choosing.

2.Nothing in this Assurance of Discontinuance shall prevent or limit JCM from indemnifying the Trusts or their successors in connection with any business combination, merger or otherwise.

D. Miscellaneous Provisions

1.This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2.No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3.JCM consents to the jurisdiction of the Attorney General in any proceeding or

© 2004. EDGAR Online, Inc.

action to enforce this Assurance of Discontinuance.

4.JCM enters into this Assurance of Discontinuance voluntarily and represents that no threats, offers, promises or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce JCM to enter into this Assurance of Discontinuance.

5.JCM agrees not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this Paragraph affects JCM's: (a)testimonial obligations; or (b)right to take legal or factual positions in any legal or administrative proceeding in which the Attorney General is not a party.

6.This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7.This Assurance of Discontinuance, together with the attached schedules, constitutes the entire agreement between the Attorney General and JCM and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8.This Assurance of Discontinuance shall be binding upon JCM and its successors, assigns, and/or purchasers of all or substantially all its assets ("Successors") for as long as JCM or any Successor continues to provide investment advisory services to the Funds or Trusts or any successors thereof (including any funds with which a Fund is merged or its assets are transferred, or any reorganized mutual fund into which the assets of any Fund are transferred) provided, however, that any Successor to JCM may petition the Attorney General and obtain relief from

© 2004. EDGAR Online, Inc.

such undertakings.

9.This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: August9, 2004

Janus Capital Management, LLC

By: /s/ Girard C. Miller
Girard C. Miller
Chief Operating Officer

Dated: August9, 2004

ELIOT SPITZER,
Attorney General of the State of New York

By: /s/ Maria Filipakis
Maria Filipakis
Assistant Attorney General Investment
Protection Bureau

© 2004. EDGAR Online, Inc.

ACKNOWLEDGMENT

STATE OF Colorado) :ss.
COUNTY OF Denver

)

)

On this 9th day of August, 2004, before me personally came Girard C. Miller, known to me, who, being duly sworn by me, did depose and say that he or she is Chief Operating Officer of Janus Capital Management LLC, the entity described in the foregoing Assurance of Discontinuance, is duly authorized by Janus Capital Management LLC to execute the same, and that he or she signed his name in my presence by like authorization.

/s/ Lisa A. Neison
Notary Public
My commission expires: 6/22/07

Dated: August 9th, 2004

© 2004. EDGAR Online, Inc.

ScheduleA

JANUS INVESTMENT FUND

FUND NAME
Janus Balanced Fund
Janus Enterprise Fund
Janus Core Equity Fund
Janus Federal Tax Exempt Fund
Janus Flexible Income Fund
Janus Fund
Janus Global Life Sciences Fund
Janus Global Opportunities Fund
Janus Global Technology Fund
Janus Government Money Market Fund (Investor Shares)
Janus Government Money Market Fund (Institutional Shares)
Janus Government Money Market Fund (Service Shares)
Janus Growth and Income Fund
Janus High Yield Fund
Janus Institutional Cash Reserves Fund
Janus Mercury Fund
Janus Mid Cap Value Fund (Institutional Shares)
Janus Mid Cap Value Fund (Investor Shares)
Janus Money Market Fund (Investor Shares)
Janus Money Market Fund (Institutional Shares)
Janus Money Market Fund (Service Shares)
Janus Olympus Fund
Janus Orion Fund
Janus Overseas Fund
Janus Risk Managed Stock Fund
Janus Short-Term Bond Fund
Janus Small Cap Value Fund (Institutional Shares)
Janus Small Cap Value Fund (Investor Shares)
Janus Special Equity Fund
Janus Tax Exempt Money Market Fund (Investor Shares)
Janus Tax Exempt Money Market Fund (Institutional Shares)
Janus Tax Exempt Money Market Fund (Service Shares)
Janus Twenty Fund
Janus Venture Fund
Janus Worldwide Fund

© 2004. EDGAR Online, Inc.

JANUS ASPEN SERIES

FUND NAME
Balanced Portfolio (Institutional Shares)
Balanced Portfolio (Service Shares)
Capital Appreciation Portfolio (Institutional Shares)
Capital Appreciation Portfolio (Service Shares)
Core Equity Portfolio (Institutional Shares)
Core Equity Portfolio (Service Shares)
Flexible Income Portfolio (Institutional Shares)
Flexible Income Portfolio (Service Shares)
Global Life Sciences Portfolio (Institutional Shares)
Global Life Sciences Portfolio (Service Shares)
Global Technology Portfolio (Institutional Shares)
Global Technology Portfolio (Service Shares)
Global Technology Portfolio (Service C Shares)
Growth Portfolio (Institutional Shares)
Growth Portfolio (Service Shares)
Growth and Income Portfolio (Institutional Shares)
Growth and Income Portfolio (Service Shares)
International Growth Portfolio (Institutional Shares)
International Growth Portfolio (Service Shares)
International Growth Portfolio (Service C Shares)
Foreign Stock Portfolio (Service Shares)
Mid Cap Growth Portfolio (Institutional Shares)
Mid Cap Growth Portfolio (Service Shares)
Mid Cap Value Portfolio (Institutional Shares)
Mid Cap Value Portfolio (Service Shares)
Money Market Portfolio (Institutional Shares)
Money Market Portfolio (Service Shares)
Risk-Managed Core Portfolio (Service Shares)
Risk-Managed Growth Portfolio (Service Shares)
Small Company Value Portfolio (Service Shares)
Worldwide Growth Portfolio (Institutional Shares)
Worldwide Growth Portfolio (Service Shares)
Worldwide Growth Portfolio (Service C Shares)

© 2004. EDGAR Online, Inc.

JANUS ADVISER SERIES

FUND NAME

Janus Adviser Balanced Fund (ClassI Shares)
Janus Adviser Balanced Fund (ClassC Shares)
Janus Adviser Capital Appreciation (ClassI Shares)
Janus Adviser Capital Appreciation (ClassC Shares)
Janus Adviser Core Equity Fund (ClassI Shares)
Janus Adviser Core Equity Fund (ClassC Shares)
Janus Adviser Flexible Income Fund (ClassI Shares)
Janus Adviser Flexible Income Fund (ClassC Shares)
Janus Adviser Growth Fund (ClassI Shares)
Janus Adviser Growth Fund (ClassC Shares)
Janus Adviser Growth and Income Fund (ClassI Shares)
Janus Adviser Growth and Income Fund (ClassC Shares)
Janus Adviser International Growth Fund (ClassI Shares)
Janus Adviser International Growth Fund (ClassC Shares)
Janus Adviser Foreign Stock Fund (ClassI Shares)
Janus Adviser Foreign Stock Fund (ClassC Shares)
Janus Adviser Mid Cap Growth Fund (ClassI Shares)
Janus Adviser Mid Cap Growth Fund (ClassC Shares)
Janus Adviser Mid Cap Value Fund (ClassI Shares)
Janus Adviser Mid Cap Value Fund (ClassC Shares)
Janus Adviser Money Market Fund (ClassI Shares)
Janus Adviser Money Market Fund (ClassC Shares)
Janus Adviser Risk-Managed Core Fund (ClassI Shares)
Janus Adviser Rick-Managed Core Fund (ClassC Shares)
Janus Adviser Risk-Managed Growth Fund (ClassI Shares)
Janus Adviser Risk-Managed Growth Fund (ClassC Shares)
Janus Adviser Small Company Value Fund (ClassI Shares)
Janus Adviser Small Company Value Fund (ClassC Shares)
Janus Adviser Worldwide Fund (ClassI Shares)
Janus Adviser Worldwide Fund (ClassC Shares)

© 2004. EDGAR Online, Inc.

SCHEDULE B

Affected Funds	Assets as of 5/31/04	Contractual Fee Rate as of 5/31/04	Net Management Fee Rate as of 5/31/04*	Contractual Fee Rates as of 7/1/04	Net Management Fee Rate as of 7/1/04*	Fee Reduction ($)
Janus Fund		0.65		0.64		
Janus Balanced Fund		0.65		0.55		
Janus Core Equity Fund		0.65		0.60		
Janus Enterprise Fund		0.65		0.64		
Janus Global Life Sciences Fund		0.65		0.64		
Janus Global Opportunities Fund		0.65		0.64		
Janus Global Technology Fund		0.65		0.64		
Janus Growth and Income Fund		0.65		0.62		
Janus Mercury Fund		0.65		0.64		
Janus Mid Cap Value Fund		0.65		0.64		
Janus Olympus Fund		0.65		0.64		
Janus Orion Fund		0.65		0.64		
Janus Overseas Fund		0.65		0.64		
Janus Risk-Managed Stock Fund		0.65		0.50		
Janus Small Cap Value Fund		0.65		0.72		
Janus Special Equity Fund		0.65		0.64		
Janus Twenty Fund		0.65		0.64		
Janus Venture Fund		0.65		0.64		
Janus Worldwide Fund		0.65		0.60		
Janus Federal Tax-Exempt Fund		First $300million 0.60 Over $300 Million 0.55		First $300million 0.50 Over $300 Million 0.45		
		First $300million 0.65		First $300million 0.58		

© 2004. EDGAR Online, Inc.

Janus Flexible Income Fund	Over $300 Million 0.55	Over $300 Million 0.48
Janus High-Yield Fund	First $300million 0.75 Over $300 Million 0.65	First $300million 0.65 Over $300 Million 0.55
Janus Short-Term Bond Fund	First $300million 0.65 Over $300 Million 0.55	First $300million 0.64 Over $300 Million 0.54
Janus Adviser Balanced Fund	0.65	0.55
Janus Adviser Capital Appreciation Fund	0.65	0.64
Janus Adviser Core Equity Fund	0.65	0.60
Janus Adviser Foreign Stock Fund	0.65	0.64
Janus Adviser Growth Fund	0.65	0.64
Janus Adviser Growth and Income Fund	0.65	0.62
Janus Adviser International Growth Fund	0.65	0.64
Janus Adviser Mid Cap Growth Fund	0.65	0.64
Janus Adviser Mid Cap Value Fund	0.65	0.64
Janus Adviser Risk-Managed Core Fund	0.65	0.50
Janus Adviser Risk-Managed Growth Fund	0.65	0.50
Janus Adviser Small Company Value Fund	0.75	0.74

© 2004. EDGAR Online, Inc.

SCHEDULE B

Janus Adviser Worldwide Fund	0.65	0.60
Janus Adviser Flexible Income Fund	First $300million 0.60 Over $300 Million 0.55	First $300million 0.50 Over $300 Million 0.40
Janus Aspen Balanced Portfolio	0.65	0.55
Janus Aspen Capital Appreciation Portfolio	0.65	0.64
Janus Aspen Core Equity Portfolio	0.65	0.60
Janus Aspen Foreign Stock Portfolio	0.65	0.64
Janus Aspen Global Life Sciences Portfolio	0.65	0.64
Janus Aspen Global Technology Portfolio	0.65	0.64
Janus Aspen Growth Portfolio	0.65	0.64
Janus Aspen Growth and Income Portfolio	0.65	0.62
Janus Aspen International Growth Portfolio	0.65	0.64
Janus Aspen Mid Cap Growth Portfolio	0.65	0.64
Janus Aspen Mid Cap Value Portfolio	0.65	0.64
Janus Aspen Risk-Managed Core Portfolio	0.65	0.50
Janus Aspen Risk-Managed Growth Portfolio	0.65	0.50
Janus Aspen Small Company Value Portfolio	0.75	0.74
Janus Aspen Worldwide Portfolio	0.65	0.60
Janus Aspen Flexible Income Portfolio	First $300million 0.60 Over $300 Million 0.55	First $300million 0.55 Over $300 Million 0.45

Total ($25,000,000)

* The "Net Management Fee Rate" is the contractual fee rate less any applicable contractual waivers or reimbursements by JCM or its affiliates.

EXHIBIT 99.4

STATE OF COLORADO
DEPARTMENT OF LAW

© 2004. EDGAR Online, Inc.

IN RE: JANUS CAPITAL MANAGEMENT LLC

© 2004. EDGAR Online, Inc.

IN THE MATTER OF JANUS CAPITAL MANAGEMENT LLC,

Respondent

© 2004. EDGAR Online, Inc.

The Staff of the Colorado Division of Securities ("Staff") and Respondent Janus Capital Management, LLC, ("JCM") hereby enter into this Stipulation for Consent Order ("Stipulation") in this matter as follows:

1.The Staff has conducted an investigation, pursuant to the authority provided in 11-51-601, C.R.S., into the activities of JCM, an investment adviser. JCM has cooperated with the Staff in its investigation of this matter. Based upon this investigation, the Staff alleges as follows:

a.JCM is a limited liability company organized and existing under the laws of the State of Delaware with its principal place of business at 151 Detroit Street, Denver 80206. At all times relevant to this matter, JCM was a federally registered investment adviser. JCM manages and provides investment advice to the Janus Investment Fund, the Janus Aspen Series, and the Janus Adviser Series (collectively, the "Janus Funds"), which, at all times relevant to this matter, were offered and sold to the public, including residents of Colorado.

b.Throughout the relevant time period, the prospectuses for the Janus Funds stated, and/or at least strongly implied, that Janus did not permit frequent trading or market timing in these funds. The prospectuses also stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading. During the relevant time period, these prospectuses were provided to shareholders and prospective shareholders in the Janus Funds. In addition to the prohibition on market timing set forth in the Janus Funds' prospectuses, JCM regularly monitored and policed market timing and frequent trading in the funds and took steps in certain circumstances, to stop such trading when it was identified, including barring shareholders from the Janus Funds.

c.Despite these statements in the Janus Funds' prospectuses, JCM made arrangements with and permitted certain institutional and other investors to "market time" certain Janus Funds ("Timers"). "Market timing" can include the frequent buying

© 2004. EDGAR Online, Inc.

and selling of shares of the same mutual fund or buying and selling mutual funds shares in order to exploit inefficiencies in mutual fund pricing. Some of the timing agreements were entered into with the understanding that the Timer would make long term investments, so-called "sticky assets," in certain Janus Funds. In addition, JCM waived applicable redemption fees that would have otherwise been assessed against the Timers for their frequent trading activity. From November, 2001 to September2003, JCM entered into or maintained agreements with 12 Timers that allowed those entities to "market time" mutual funds for which JCM was the investment adviser. These agreements permitted the Timers to trade far more frequently than other shareholders and, in some cases, to make frequent trades of up to tens of millions of dollars each in the mutual funds. These arrangements were not disclosed to other investors, and were contrary to the statements made in the Janus Funds' prospectuses to investors. Collectively, the timing activity by the Timers caused a substantial amount of dilution to the affected Janus Funds.

2.By engaging in the conduct described above, JCM violated 11-51-501(5), C.R.S., which violation constitutes grounds for imposition of sanctions against JCM and its license as an investment adviser in Colorado pursuant to 11-51-606(1.5), C.R.S. and 11-51-410(1), C.R.S.

The Staff and JCM, in order to resolve this matter without resort to hearing, hereby stipulate and agree as follows:

3.The Securities Commissioner for the State of Colorado has jurisdiction over JCM with respect to the violations alleged herein.

4.JCM agrees to entry of the Consent Order in the form attached hereto and incorporated herein by reference.

5.By entering into this Stipulation, JCM neither admits nor denies that any of the allegations or grounds set forth in this Stipulation are true, nor that any of the legal conclusions asserted by the Staff are valid.

6.Neither this Stipulation nor the Consent Order entered pursuant thereto is intended to have any collateral estoppel or evidentiary effect in any litigation, or in any other proceeding involving any party other than the Commissioner, and is not admissible for any purpose in any such proceeding other than the one to which the Commissioner is a party.

7. JCM understands that it has the right to notice and a formal hearing pursuant to 11-51-606(1) and (1.5), C.R.S., and 24-4-104 and 105, C.R.S., concerning the allegations against it; the right to be represented by counsel of its choice; the right to present a defense through oral or documentary evidence, and to cross-examine witnesses at such hearing; and to findings required by 11-51-410(1), and 11-51-606(1.5), C.R.S. By entering into this Stipulation, JCM expressly waives the rights set forth in this Paragraph7, and further waives the right to seek judicial review of the Consent Order entered pursuant to this Stipulation.

© 2004. EDGAR Online, Inc.

8.JCM hereby agrees to the following conditions and limitations imposed upon its securities business in the State of Colorado:

a.JCM shall retain, within 90days of the date of entry of the Order Instituting Administrative and Cease and Desist Proceedings by the United States Securities and Exchange Commission (the "SEC Order"), the services of an Independent Compliance Consultant not unacceptable to the Staff and a majority of the independent Trustees of the Janus Funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by JCM or its affiliates. JCM shall require the Independent Compliance Consultant to conduct a comprehensive review of JCM' supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and securities law violations by JCM and its employees. This review shall include, but shall not be limited to, a review of JCM's market timing controls across all areas of its business, a review of the Janus Funds' pricing practices that may make those funds vulnerable to market timing, a review of the Janus Funds' utilization of short term trading fees and other controls for deterring excessive short term trading, a review of JCM's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients and compensation structures, and a review of JCM's policies and procedures to detect and prevent any form of improper or illegal trading, including but not limited to late trading through the Janus Funds by intermediaries or other third parties or in omnibus accounts. JCM shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review. JCM agrees to make the Independent Compliance Consultant available for discussions with the Staff regarding the Staff's appraisal of JCM's current policies and procedures prior to the submission of any report by the Independent Compliance Consultant.

b.JCM shall require that, at the conclusion of the review, which in no event shall be more than 180days after the date of entry of the SEC Order, the Independent Compliance Consultant shall submit a Report to JCM, the Trustees of the Janus Funds, and the Staff. The Report shall address the issues described in Paragraph8 of this Stipulation, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of JCM and the Janus Funds, and a procedure for implementing the recommended changes in or improvements to JCM's policies and procedures.

c.JCM shall adopt all recommendations with respect to JCM contained in the Report of the Independent Compliance Consultant; provided, however, that within 210days after the date of entry of the SEC Order, JCM shall in writing advise the Independent Compliance Consultant, the Trustees of the Janus Funds and the Staff of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that JCM considers unnecessary or inappropriate, JCM need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

© 2004. EDGAR Online, Inc.

d.As to any recommendation with respect to JCM's policies and procedures on which JCM and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 240days of the date of entry of the SEC Order. In the event JCM and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the Staff, JCM will abide by the determinations of the Independent Compliance Consultant.

e.JCM (i)shall not have the authority to terminate the Independent Compliance Consultant without the prior written approval of the majority of the independent Trustees and the Staff; (ii)shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the SEC Order at their reasonable and customary rates; and, (iii)shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Trustees or the Staff.

f.JCM shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. JCM shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the SEC Order shall not, without prior written consent of the independent Trustees and the Staff, enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

9.Periodic Compliance Review. Commencing in 2006, and at least once every other year thereafter, JCM shall undergo a compliance review by a third party, who is not an interested person of JCM, as defined in the Investment Company Act of 1940. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning JCM's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and securities law violations by JCM and its employees in connection with their duties and activities on behalf of and related to the Janus Funds. Each such report shall be promptly delivered to JCM's Internal Compliance Controls Committee and to the Audit Committee of the Board of Trustees of each Janus Fund.

10.JCM will undertake to: (a)clearly articulate in their policy and procedures manual a general policy of zero tolerance for trading in Janus Funds that is inconsistent with the terms of such funds' prospectuses; and (b) implement procedures reasonably designed to detect and deter market timing in Janus funds in a manner not consistent with the funds' prospectuses. These procedures shall include, at a minimum, monitoring daily reports (to the extent information is available to JCM on underlying investor trades) for trades of $50,000 or more for suspicious or potential market timing activity and monthly

© 2004. EDGAR Online, Inc.

reports for trades less than $50,000 for suspicious or potential market timing activity. If JCM identifies an account for suspicious or potential market timing activity, JCM will also implement procedures reasonably designed to deter and prevent any future violations of the terms of such funds' prospectus.

11.JCM shall implement policies and procedures that are reasonably designed to detect and prevent "late trading" transactions received through intermediary or omnibus accounts.

12.JCM shall undertake the following additional responsibilities regarding orders for mutual fund purchases and redemptions received from intermediaries or through omnibus accounts.

a.Within 180days of the execution of the Stipulation, JCM shall request that each of its twenty largest Intermediary Accounts (as of May1, 2004) that hold omnibus accounts provide JCM with data sufficient to identify individual transactions and individual accounts entering purchase or redemption orders of a value of $250,000 or more; or within one year of the execution date of any such purchase or redemption order, an annual SAS 70 or similar independent compliance certification attesting to the intermediary's ability to cause orders to be entered in compliance with the specific prospectus limitations on excessive trading in the relevant Janus Fund's prospectus and the intermediary's entry of orders in compliance with Rule22c-1 of the Investment Company Act of 1940, as such Rule may be amended from time to time.

b.In the event that an intermediary is unable or unwilling to comply with Subparagraph(a) above, JCM will advise the intermediary that JCM reserves the right to take additional steps which could include one or a combination of the following:

(i) Rejecting purchase orders received from the intermediary, including omnibus orders, at its sole discretion;

(ii) Requiring the intermediary to place restrictions on the underlying activity;

(iii) Removing that Janus Fund as an investment option;

(iv) Reporting the intermediary to any industry, self regulatory or government registry as may hereafter be created, or to any appropriate agency of government.

c.In the event that the SEC adopts those amendments to Rule22c-1, or similar regulations, imposing stricter reporting requirements by intermediaries to mutual fund advisers, then JCM agrees to abide by any and all such rules or regulations and this Paragraph 12(a) through (c)shall no longer have any force or effect.

13.Within 120days of the effective date of an Order entered pursuant to this Stipulation, JCM will establish a system on its website which enables a mutual fund investor to determine fees and costs in actual dollar amounts charged to each investor on (1)his or her actual investment based upon the investor's most recent quarterly ending balance and (2)a hypothetical $10,000 investment held for ten years. This disclosure

© 2004. EDGAR Online, Inc.

will show the cumulative impact of fees on fund returns. JCM will establish procedures by which investors without internet access may obtain the same data.

14.For good cause shown, the Staff may extend any of the procedural dates set forth above. Upon written notice to the Staff, extensions of any procedural dates by the SEC or its staff as to parallel provisions of the SEC Order shall operate as extensions of such dates in this Stipulation.

15.JCM will not renew and will not enter into new contracts to pay for third party research through the use of "soft dollars." The parties agree that any such existing contracts may continue in force until their expiration. For purposes of this Stipulation, paying for third party research with "soft dollars" refers to the practice of: (i)using a broker-dealer to effect the purchase or sale of securities for the account of a mutual fund; and (ii) designating a portion of the commissions, which are otherwise payable to the broker-dealer or another non-executing broker-dealer, to be paid instead to a non-broker-dealer third party in exchange for research products or services provided by that third party.

16.JCM shall pay a total amount of $100million as a condition to it continuing to engage in any securities business in the state of Colorado. Such payment shall be made, and the proceeds distributed, as provided in the SEC Order.

17.This Stipulation and Consent Order is not intended by the Securities Commissioner to subject JCM to any disqualifications under the laws of the United States, any state, the District of Columbia or Puerto Rico (collectively "State"), including, without limitation, any disqualifications from relying upon the State registration exemptions or State safe harbor provisions.

18.Respondent Janus Capital Management LLC acknowledges that it has entered into this Stipulation voluntarily, after the opportunity to consult with counsel, and with the understanding of the legal consequences of this Stipulation and Consent Order.

DATE: 8/9/04 /s/ Girard C. Miller

JANUS CAPITAL MANAGEMENT LLC
By: Girard C. Miller
Title: Chief Operating Officer

THE STAFF OF THE DIVISION OF SECURITIES

DATE: 8/10/04 By: /s/ Jamie Sharp

JAMIE SHARP
Chief Investigator

© 2004. EDGAR Online, Inc.

APPROVED AS TO FORM:

KEN SALAZAR
Attorney General
PETER J. CANNICI, 24499
Assistant Attorney General
Business and Licensing Section

Attorneys for the Colorado Division of Securities

1525 Sherman Street, 5th Floor
Denver, Colorado 80203
Telephone: (303)866-5287
FAX: (303)866-5395

JAMES P. CLARK
Gibson, Dunn Crutcher LLP
333 South Grand Ave.
Los Angeles, California 90071

Attorneys for Janus Capital
Management LLC

© 2004. EDGAR Online, Inc.

BEFORE THE SECURITIES COMMISSIONER

STATE OF COLORADO

Order No.05 — L — 03

© 2004. EDGAR Online, Inc.

Item5. Other Events and Required FD Disclosure.

Janus Capital Group Inc. ("Janus") is filing a press release confirming that it has reached final settlement with the Attorneys General of New York and Colorado, the Colorado Division of Securities and the U.S. Securities and Exchange Commission related to the company's previously disclosed frequent-trading arrangements. A copy of the press release is attached as Exhibit99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item7. Financial Statements, Pro Forma Financial Information and Exhibits.

Exhibit No.	**Exhibit Description**
99.1	Janus Capital Group Inc. press release confirming that it has reached final settlement with the Attorneys General of New York and Colorado, the Colorado Division of Securities and the U.S. Securities and Exchange Commission related to the company's previously disclosed frequent-trading arrangements.
99.2	Securities and Exchange Order Instituting Administrative Cease-and-Desist Proceedings.
99.3	Assurance of Discontinuance with the Attorney General of the State of New York
99.4	Assurance of Discontinuance with the Colorado Attorney General
99.5	Stipulation for Consent Order with the Colorado Division of Securities

© 2004. EDGAR Online, Inc.

ASSURANCE OF DISCONTINUANCE

I. Introduction

1.Colorado Attorney General Ken Salazar has conducted an investigation pursuant to the Colorado Consumer Protection Act ("CCPA"), C.R.S. 6-1-101, et seq. into allegations that Janus Capital Management LLC ("JCM") permitted certain investors (the "Market Timers") to engage in "market timing" in certain Janus funds while such funds' prospectuses stated that frequent trading "can disrupt portfolio investment strategies and increase fund expenses," and that the Janus funds "are not intended for market timing or excessive trading."

2."Market timing" includes: (a)frequent buying and selling of shares of the same mutual fund; or (b)buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders by: (a)diluting the value of their shares; (b)disrupting the management of the mutual fund's investment portfolio; and (c)causing the targeted mutual fund and its shareholders to incur increased costs associated with the market timer's frequent buying and selling of shares.

3.Some of the timing agreements were entered into with the understanding that the Market Timer would make long term investments, so-called "sticky assets," in certain Janus funds. In addition, JCM waived applicable redemption fees that would have otherwise been assessed against the Market Timers for their frequent trading activity.

4.The market timing agreements financially benefited JCM in that JCM realized additional advisory fees from the timed funds and sticky assets under its management.

5.At the same time JCM entered into and maintained market timing agreements, prospectuses for the timed mutual funds stated, or at least strongly implied, that frequent trading or market timing was not permitted in these funds. In addition to the prohibitions against market timing contained in its prospectuses, JCM regularly monitored and policed market timing and frequent trading in the Janus funds, and took steps to stop such trading when it was identified, including barring shareholders from the funds.

© 2004. EDGAR Online, Inc.

6.Between November2001 and September2003, JCM entered into or maintained agreements with 12 Market Timers, as a result of which, such Market Timers were permitted to market time certain funds. Most of the market timing occurred in seven mutual funds for which JCM was the investment adviser. These agreements permitted the Market Timers to trade more frequently than other shareholders and to make frequent trades of up to tens of millions of dollars each in the mutual funds, although only 7 of the 12 actually made frequent trades. Certain members of JCM's senior management, and certain portfolio managers, knew about, or were reckless in not knowing about, the approved market timing relationships.

7.The Colorado Attorney General and JCM have agreed to settle the matters that are the subject of the above-described investigation by entering into this Assurance of Discontinuance under Section6-1-110(2) of the CCPA.

8.JCM, by entering into this Assurance of Discontinuance, neither admits nor denies any allegations or claims made by the Colorado Attorney General. The Colorado Attorney General and JCM agree that this Assurance of Discontinuance does not constitute evidence of, or an admission regarding, the existence or non-existence of any issue, fact, or violation of any law alleged by the Colorado Attorney General.

II. Parties

9.Ken Salazar is the duly elected Attorney General of the State of Colorado and has express jurisdiction to investigate and to prosecute violations of the CCPA.

10.JCM is a limited liability company organized and existing under the laws of the State of Delaware, and is a registered investment adviser under section 203(c) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3; the "Investment Advisers Act."). JCM's principal place of business is 151 Detroit Street, Denver, Colorado 80206. JCM serves as the investment adviser to certain registered investment companies, including Janus Investment Fund, Janus Adviser Series, and Janus Aspen Series (collectively, the "Janus funds"). JCM is a wholly-owned subsidiary of Janus Capital Group Inc. ("JCG"), a public company whose stock trades on the New York Stock Exchange.

III. Undertakings

11. Application of Undertakings . The undertakings described in this Assurance of Discontinuance shall apply to JCM, and its officers, agents, servants, employees, and its successors, assigns, and/or purchasers of all or substantially all its assets ("Successors") for as long as JCM or any Successor continues to provide investment advisory services to the Janus funds or any successors thereof (including any funds with which the Janus funds are merged or reorganized) provided, however,

© 2004. EDGAR Online, Inc.

that any Successor to JCM may petition the Colorado Attorney General to obtain relief from such undertakings.

12. Notice . JCM shall, within seven (7)business days after execution of this Assurance of Discontinuance, inform all of its employees of the terms and conditions of this Assurance of Discontinuance.

13. Term of Undertakings . Effective upon execution of this Assurance of Discontinuance, and as set forth in this Assurance of Discontinuance, and for a period of ten years thereafter, JCM agrees to the undertakings listed in Paragraphs 14 through 23 below.

14 Voluntary Undertakings . In determining whether to enter into a settlement with JCM, the Colorado Attorney General has considered a number of efforts, certain of which JCM has represented have been voluntarily undertaken by the Janus funds. These voluntary undertakings are identified below, and are made a part of this Assurance of Discontinuance.

A.JCM will use its best efforts to ensure the Janus funds to operate in accordance with the following governance policies and practices, which JCM has represented are currently in effect:

i. no more than 25percent of the members of the Board of Trustees of any Janus fund will be persons who either: (a)were directors, officers, or employees of JCM at any point during the preceding 10years; or (b)are interested persons, as defined in the Investment Company Act of 1940 (15 U.S.C. 800-1, et seq.; the "Investment Company Act") of the Janus funds or of JCM. In the event that the Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement, or removal of any independent Trustee, the independent Trustees will take such steps as may be necessary to bring the Board into compliance with this policy within a reasonable period of time;

ii. no Chairman of the Board of Trustees of any Janus fund will either: (a)have been a director, officer or employee of JCM at any point during the preceding 10years; or (b)be an interested person, as defined in the Investment Company Act, of the Janus funds or of JCM; and

iii. any person who acts as counsel to the independent Trustees of any Janus fund will be an "independent legal counsel" as defined by Rule 0-1 promulgated under the Investment Company Act, and will not have any employment, consultant, attorney-client, auditing, or other professional relationship with JCM.

© 2004. EDGAR Online, Inc.

B.JCM shall use its best efforts to ensure the Board of Trustees of the Janus funds to maintain one or more committees primarily dedicated to the oversight of the investment operations of the Janus funds. Persons who either: (i)were directors, officers or employees of JCM at any point during the preceding 10years; or (ii)are interested persons, as defined in the Investment Company Act, of the Janus funds or of JCM will not comprise a majority of, or serve as chairman of, any such committee. Each such committee will, among its duties, identify any relevant compliance issues and will work with the appropriate committee of the Board of Trustees (e.g. the Legal and Regulatory Committee or Pricing Committee) to ensure that any such issues are properly addressed.

C.No action will be taken by the Board of Trustees or by any committee thereof unless such action is approved by a majority of the members of the Board of Trustees or of such committee, as the case may be, who are not either: (i)persons who were directors, officers or employees of JCM at any point during the preceding 10years; or (ii)interested persons, as defined in the Investment Company Act, of the Janus funds or of JCM. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent Trustees of a Janus fund is not approved by the Board of Trustees, the fund will disclose such proposal and the related Board vote in its shareholder report for such period.

D.Commencing in 2005, and not less than every fifth calendar year thereafter, each Janus fund will hold a meeting of shareholders at which the Board of Trustees will be elected.

E.JCM shall use its best efforts to ensure that, in reviewing and considering approval of the Janus funds' fee arrangements for advisory services, the funds' independent Trustees will take into account factors that are consistent with satisfying their fiduciary duties and that are in the best interests of shareholders. Such factors may include, without limitation: (i) management fees (including components thereof) charged by JCM to institutional clients and other clients for like services; (ii)management fees (including components thereof) charged by other mutual fund companies for like services; (iii)cost to JCM and its affiliated persons of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of JCM and its affiliated persons from supplying such services; (v)possible economies of scale as funds grow larger; and (vi)the nature and quality of JCM's services, including fund performance. Consistent with rules now or hereafter promulgated by the U.S. Securities and Exchange Commission ("SEC"), the Janus funds will publicly disclose data relating to the material factors and conclusions with respect thereto that formed the basis for the Board of Trustees' approval of any investment advisory arrangement and approval of the fees payable under that arrangement (the "Fee Summary"); provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. In addition, the Trustees will retain either a senior officer or an independent fee

© 2004. EDGAR Online, Inc.

consultant who reports directly to the Board of Trustees and is responsible for assisting them in the review of mutual fund management fee arrangements.

F.JCM shall use its best efforts to ensure that the Board of Trustees of each Janus fund will designate an independent individual or firm reporting to it as the person responsible for assisting the Board of Trustees and any of its committees in monitoring compliance by JCM with the state and federal securities laws, the CCPA, its fiduciary duties to fund shareholders, and its Code of Ethics in all matters relevant to the operation of the Janus funds. This individual or firm will not be an employee of JCM or JCG except to the extent that, if an individual, he or she may be on the payroll of JCG or a subsidiary of JCG for payroll and benefits administration purposes. The duties of this individual or firm will include reviewing all compliance reports furnished to the Board of Trustees or its committees by JCM, attending meetings of JCM's Internal Compliance Controls Committee (to be established pursuant to JCM's undertakings set forth in Paragraph15.H of this Assurance of Discontinuance), serving as a liaison between the Board of Trustees and its committees and the Chief Compliance Officer of JCM, making such recommendations to the Board of Trustees regarding JCM's compliance procedures as may appear advisable from time to time, and promptly reporting to the Board of Trustees any violations of state and federal securities laws, the CCPA, or breaches of JCM's fiduciary duties to fund shareholders and of its Code of Ethics of which he, she, or it becomes aware in the course of carrying out his, her, or its duties.

15. Additional Undertakings . JCM shall comply with the following additional undertakings:

A.JCM shall include its policies concerning market timing or excessive trading in its Code of Ethics.

B.JCM will take reasonable steps to detect market timing or excessive trading in Janus funds, and shall undertake to enforce policies and procedures regarding market timing or excessive trading of the Janus funds in accordance with the terms of such funds' prospectuses. Activities to monitor and police such market timing or excessive trading will be managed by a business group within JCM separate from its sales group.

C.JCM will utilize revised management reports that identify market timers or other investors trading in excess of such policies and procedures and will distribute such reports to senior management at JCM and to the Janus funds' Board of Trustees as they may request.

D.Once JCM determines that an investor or an account has been identified as violating the Janus funds' policies and procedures regarding market timing or excessive trading, it will take reasonable steps to prevent future violations, including,

© 2004. EDGAR Online, Inc.

if warranted, measures designed to prevent the investor from future investments in any non-money market Janus fund.

E.JCM will not renew any existing, and will not enter into any new, contracts to pay for third party research through the use of soft dollars ("soft dollars"). For purposes of this Assurance of Discontinuance, paying for third-party research with soft dollars refers to the practice of: (i)using a broker-dealer to effect the purchase or sale of securities for the account of a mutual fund; and (ii)designating a portion of the commissions, which are otherwise payable to the broker-dealer or another non-executing broker-dealer, to be paid instead to a non-broker-dealer third party in exchange for research products or services provided by that third party.

F.JCM will require that waivers of any redemption fees that are imposed on redemptions of shares in the Janus funds, and that are not subject to exemptions disclosed in the Janus funds' prospectuses, must be approved by one of the following: (i)JCM's Chief Executive Officer, Chief Financial Officer or Chief Operating Officer; (ii)JCM's Operating Council (or equivalent senior management committee); or (iii)the Janus funds' Board of Trustees. Changes to existing exemptions or additions of new exemptions to redemption fees must be similarly approved.

G.JCM shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under JCM's Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior managers of JCM's business units and shall report to JCM's Operating Council (or equivalent senior management committee). JCM shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review possible violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. JCM shall report on issues arising under the Code of Ethics, including all violations thereof, to the Legal and Regulatory Committee of the Board of Trustees of the Janus funds with such frequency as the Trustees may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

H.JCM shall establish an Internal Compliance Controls Committee to be chaired by JCM's Chief Compliance Officer, which Committee shall have as its members senior managers of JCM's business units. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent Trustees of the Janus funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of JCM, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Legal and Regulatory Committee of the Trustees of the Janus funds with such frequency as the Legal and Regulatory Committee may instruct, and in any event at least quarterly. JCM shall also provide to the Audit Committee of JCG the same reports of the Code of Ethics Oversight Committee and the Internal Compliance

© 2004. EDGAR Online, Inc.

Controls Committee that it provides to the Legal and Regulatory Committee of the Janus funds.

I.JCM shall establish and staff a full-time senior level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the Chief Compliance Officer of JCM.

J.JCM shall require that its Chief Compliance Officer, or a member of his or her staff, review compliance with the policies and procedures established to address compliance issues under the Investment Advisers Act and Investment Company Act , and that any compliance violations be reported to the Internal Compliance Controls Committee.

K.JCM shall require its Chief Compliance Officer to report to the independent Trustees of the Janus funds, or such committee of the Board of Trustees as the independent Trustees may designate, any breach of fiduciary duty, violation of the CCPA, and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent Trustees or such designated committee may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable Trustee) shall be reported promptly.

L.JCM shall establish a corporate ombudsman to whom JCM employees may convey concerns about JCM business matters that they believe implicate matters of ethics or questionable practices. JCM shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent Trustees of the Janus funds, or such committee of the Board of Trustees as the independent Trustees may designate. JCM shall also review matters brought to the attention of the ombudsman, along with any resolution of such matters, with the independent Trustees of the Janus funds or such designated committee with such frequency as the independent Trustees or such committee may instruct.

M. JCM shall use its best efforts to cause the Janus funds to disclose in each of their prospectuses: (i)the risks, if any, that frequent purchases and redemptions of fund shares may present for other shareholders; (ii)whether or not the fund's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares and, if the Board has not adopted any such policies and procedures, the specific basis for the view of the Board that it is appropriate for the fund not to have such policies and procedures; and (iii)any policies and general procedures for deterring frequent purchases and redemptions of fund shares.

© 2004. EDGAR Online, Inc.

N.JCM shall use its best efforts to cause the Janus funds to describe in their Statements of Additional Information any arrangements it has entered into to permit frequent purchases and redemptions of fund shares in excess of its policies regarding market timing as set forth in applicable prospectuses.

O.JCM shall use its best efforts to cause the Janus funds to describe in their Statements of Additional Information any policies with respect to the disclosure of portfolio securities and ongoing arrangements to make available information about portfolio securities to any person not employed by or having an agency relationship to JCM. Such policies shall be added the JCM Code of Ethics. To ensure compliance with such policies JCM shall adopt procedures reasonably designed to implement the policies and shall conduct training of new and existing employees about those policies and procedures.

P.JCM shall not solicit or accept any assets of any investor in a Janus fund if the solicitation or acceptance of such assets is in any way tied to, contingent upon, or given in exchange for, trading privileges by such investor in excess of or otherwise in contravention of the market timing or excessive trading policies of JCM as disclosed in its prospectuses.

16. Independent Compliance Consultant . JCM shall retain, within 90days of the entry of the Order Instituting Administrative and Cease and Desist Proceedings by the SEC (the "SEC Order"), the services of an Independent Compliance Consultant acceptable to the Colorado Attorney General and a majority of the independent Trustees of the Janus funds. The Independent Compliance Consultant's compensation and expenses shall be paid by JCM or its affiliates. JCM shall require the Independent Compliance Consultant to conduct a comprehensive review of JCM's supervisory, compliance, and other policies and procedures designed to prevent and detect violations of state and federal securities laws or the CCPA, breaches of its fiduciary duties, and breaches of the Code of Ethics by JCM and its employees. This review shall include, but shall not be limited to, a review of JCM's market timing controls across all areas of its business, a review of the Janus funds' pricing practices that may make those funds vulnerable to market timing, a review of the Janus funds' utilization of short-term trading fees and other controls for deterring excessive short-term trading, a review of JCM's policies and procedures regarding the payment of brokerage commissions to broker-dealers that provide research products or other services to JCM and/or the Janus funds, and a review of JCM's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. JCM shall cooperate fully with the Independent Compliance Consultant, and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

A.JCM shall require that, at the conclusion of the review, which in no event shall be more than 180days after the date of entry of the SEC Order, the

© 2004. EDGAR Online, Inc.

Independent Compliance Consultant shall submit a Report to JCM, the Trustees of the Janus funds, and the Colorado Attorney General (the "Report"). The Report shall address the issues described in Paragraph16 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of JCM and the Janus funds, and a procedure for implementing the recommended changes in or improvements to JCM's policies and procedures.

B.JCM shall adopt all recommendations with respect to JCM contained in the Report; provided, however, that within 210days after the date of entry of the SEC Order, JCM shall in writing advise the Independent Compliance Consultant, the Trustees of the Janus funds, and the Colorado Attorney General of any recommendations in the Report that it considers to be unnecessary or inappropriate. With respect to any recommendation that JCM considers unnecessary or inappropriate, JCM need not adopt that recommendation at that time, but shall propose in writing an alternative policy, procedure, or system designed to achieve the same objective or purpose.

C.As to any recommendation in the Report with respect to JCM's policies and procedures on which JCM and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 240days of the date of entry of the SEC Order. In the event JCM and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the Colorado Attorney General, JCM will abide by the determinations of the Independent Compliance Consultant.

D.JCM: (i)shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the independent Trustees and the Colorado Attorney General; (ii)shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to this Assurance of Discontinuance at their reasonable and customary rates; and (iii) shall not be in, and shall not have, an attorney-client relationship with the Independent Compliance Consultant, and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Trustees or to the Colorado Attorney General.

E.JCM shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with JCM, or with any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. JCM shall also require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under this Assurance of

© 2004. EDGAR Online, Inc.

Discontinuance shall not, without prior written consent of the independent Trustees and the Colorado Attorney General, enter into any employment, consultant, attorney-client, auditing, or other professional relationship with JCM, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such, for the period of the engagement and for a period of two years after the engagement. The Independent Compliance Consultant may also serve as the independent compliance consultant to be appointed pursuant to the Assurance of Discontinuance entered into between JCM and the Attorney General of the State of New York dated August9, 2004.

17. Periodic Compliance Review . Commencing in 2006, and at least once every other year for a ten-year period, JCM shall undergo a compliance review by a third party, who is not an interested person of JCM, as defined in the Investment Company Act. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning JCM's supervisory, compliance, and other policies and procedures designed to prevent and detect violations of state and federal securities laws or the CCPA, and breaches of its fiduciary duties to fund shareholders and its Code of Ethics by JCM and its employees in connection with their duties and activities on behalf of and related to the Janus funds. Each such report shall be promptly delivered to JCM's Internal Compliance Controls Committee and to the Legal and Regulatory Committee of the Board of Trustees of each Janus fund.

18. Omnibus Accounts . JCM shall undertake the following additional responsibilities regarding orders for mutual fund purchases and redemptions received from intermediaries or through omnibus accounts:

A.JCM shall implement and maintain policies and procedures that are reasonably designed to detect and prevent "market timing" and "late trading" transactions received through intermediary or omnibus accounts, including, at a minimum, JCM shall maintain surveillance procedures reasonably designed to detect possible "market timing" transactions received directly or through intermediary accounts, based on information available to JCM, including but not limited to the information described in subparagraph 18.B below.

B.In order to increase the availability of information concerning market timing activities through omnibus accounts, JCM shall, within 180days of the execution of this Assurance of Discontinuance, request that each of its twenty largest intermediaries (as of May1, 2004) that hold omnibus accounts provide JCM with: (1)data sufficient to identify individual transactions and individual accounts entering purchase or redemption orders of a value of $250,000 or more; or (2)within one year of the execution date, an annual SAS 70 or similar independent compliance certification attesting to the intermediary's ability to cause orders to be entered in compliance with the specific prospectus limitations on excessive trading in the relevant Janus fund's prospectus and the intermediary's entry of orders in compliance

© 2004. EDGAR Online, Inc.

with Rule22c-1 of the Investment Company Act , as such Rule may be amended from time to time.

C.In the event that an intermediary is unable or unwilling to comply with subparagraph (B)above, JCM will advise the intermediary that JCM reserves the right to take additional steps which could include one or a combination of the following:

(i) Rejecting purchase orders received from the intermediary, including omnibus orders, at its sole discretion;
(ii) Requiring the intermediary to place restrictions on the underlying activity;
(iii) Invoking other opportunities with the intermediary to reduce frequent trading activity;
(iv) Removing that fund as an investment option; or
(v) Reporting the intermediary as a possible market timer to any industry, self regulatory or government registry as may hereafter be created, or to any appropriate agency of government.

D.The inability or unwillingness of an intermediary to provide the information described in subparagraph 18.B above shall in no way limit JCM's obligations under Paragraph15 to enforce policies regarding market timing or excessive trading of the Janus funds in accordance with the terms of such funds' prospectuses.

E.In the event that the SEC adopts those provisions of SEC Rule22c-2, or similar regulations, requiring greater trade reporting by intermediaries to mutual fund advisers, then JCM agrees to abide by such rule or regulation and this Paragraph18.B through 18.D shall no longer have any force and effect.

19. Certification . No later than twenty-four months after the date of the execution of this Assurance of Discontinuance, the Chief Executive Officer of JCM shall certify to the Colorado Attorney General in writing that JCM has fully adopted and complied in all material respects with the undertakings set forth in this Assurance of Discontinuance and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

20. Recordkeeping . JCM shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years from the end of the fiscal year in an easily accessible place, any record of JCM's compliance with the

© 2004. EDGAR Online, Inc.

undertakings set forth in this Assurance of Discontinuance. Representatives of the Colorado Attorney General shall be permitted, upon ten (10)days notice to JCM, to access, inspect, and/or copy any business records or documents under control of JCM that are necessary to JCM's compliance with this Assurance of Discontinuance in order to monitor compliance with this Assurance of Discontinuance. Any inspection and/or copying shall be done in such a way as to avoid disruption of JCM's business activities.

21. Deadlines . For good cause shown, the Colorado Attorney General may extend any of the procedural dates set forth above. Upon written notice to the Colorado Attorney General, extensions of any procedural dates by the SEC or its staff as to parallel provisions of the SEC Order shall operate as extensions of such dates in this Assurance of Discontinuance.

22. Ongoing Cooperation . JCM shall cooperate fully with the Colorado Attorney General in any and all investigations undertaken by him, litigation or other proceedings relating to or arising from the matters that were the subject of the Colorado Attorney General's investigation of JCM, as well as this Assurance of Discontinuance. In connection with such cooperation, JCM will undertake:

A.To produce, without service of a notice or subpoena, any and all non-privileged documents and other information reasonably requested by the Colorado Attorney General.

B.To use its best efforts to cause its employees to be interviewed by the Colorado Attorney General at such times as the Colorado Attorney General reasonably directs.

C.To use its best efforts to cause its employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings, or trials as may be reasonably requested by the Colorado Attorney General.

D.In connection with any testimony of JCM to be conducted at a deposition, hearing, or trial pursuant to a notice or subpoena from the Colorado Attorney General, JCM:

i. Agrees that any such notice or subpoena for JCM's appearance and testimony may be served by regular mail on its attorney; and

ii. Agrees that any such notice or subpoena for JCM's appearance and testimony in an action pending in a State District Court in Colorado may be served, and may require testimony, beyond the territorial limits imposed by the Colorado Rules of Civil Procedure.

© 2004. EDGAR Online, Inc.

23. Other Obligations and Requirements . Nothing in this Assurance of Discontinuance shall relieve JCM or any Janus fund of any other applicable legal obligation or requirement, including any rule adopted by the SEC, subsequent to the entry of this Assurance of Discontinuance.

24.Notice. All communications and/or notice relating to this Assurance of Discontinuance may be made:

a.to JCM's attorneys as follows:

Gibson, Dunn Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Attn: John H. Sturc, Esq.
with a copy to:
Janus Capital Group Inc.
151 Detroit Street
Denver, Colorado 80206
Attn: General Counsel

Gibson, Dunn Crutcher LLP

333 South Grand Avenue
Los Angeles, CA 90071
Attn: James P. Clark, Esq.

b.to the Colorado Attorney General's Office as follows:

Office of the Attorney General

State of Colorado
1525 Sherman St., Fifth Floor
Denver, CO 80203
Attn: Jan M. Zavislan,
Deputy Attorney General

Office of the Attorney General

State of Colorado
1525 Sherman St., Fifth Floor
Denver, CO 80203
Attn: Maria E. Berkenkotter,
First Assistant Attorney General

IV. Disgorgement and Civil Money Penalties

25. Sarbanes-Oxley Act . JCM shall, within 30days of the entry of the SEC Order, pay $50million in disgorgement plus a civil money penalty in the amount of $50million for a total of payment of $100million. Such payment shall be paid in accordance with the terms of the SEC Order. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution").

26. Colorado Consumer Protection Act . As part of the settlement of this matter, JCM shall, within 30days of the execution of this Assurance of Discontinuance, pay $1,200,000 to the Colorado Attorney General. Such funds, including interest thereon, shall be held by the Colorado Attorney General in trust to be used, first, for actual costs and attorney fees incurred by the Colorado Attorney

© 2004. EDGAR Online, Inc.

General in this matter and, second, for consumer and investor education and for consumer fraud and/or antitrust enforcement efforts. Such payment shall include a reference to "JCM Settlement", and shall be delivered to the Office of the Attorney General, Attention: Jan Michael Zavislan, Deputy Attorney General.

V. **Enforcement**

27.Violation of any of the terms of this Assurance of Discontinuance shall constitute a prima facie violation of the CCPA in accordance with Section 6-1-110(2), C.R.S., thereof. Upon any material violation of this Assurance of Discontinuance by JCM, the Colorado Attorney General shall be entitled to file a civil action under the CCPA in any court of competent jurisdiction and to seek an injunction or other appropriate order from such court to enforce the provisions of this Assurance of Discontinuance.

28.In addition to any remedies provided under the CCPA, the Attorney General shall also be entitled to apply for and to seek from a court of competent jurisdiction an order converting this Assurance of Discontinuance into a permanent injunction and final judgment against JCM as if the parties had fully litigated all issues contained herein, upon a showing by the Attorney General's Office of a material violation by JCM of this Assurance of Discontinuance. In such event, JCM agrees to waive any and all defenses and counterclaims it may have had to such an action, except as to claims or defenses related to the alleged violation of this Assurance of Discontinuance or as to the need for injunctive relief.

29.The parties acknowledge and agree that this Assurance of Discontinuance constitutes a full and final release by the Colorado Attorney General of JCM and its affiliated persons as defined by the Investment Company Act (other than natural persons) from any and all claims and causes of action relating to or based upon the subject matter of the Colorado Attorney General's investigation of JCM, and this Assurance of Discontinuance, that could have been asserted by the Colorado Attorney General under any consumer protection statutes or regulations for conduct which occurred before the date of the execution of this Assurance of Discontinuance. Nothing in this release shall be construed to release claims held by any other government authority or by any private party.

30.For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit or limit any defenses of JCM, or create any private rights, remedies or liabilities of JCM. As used in this Paragraph, JCM includes JCM's current or former affiliated persons, or their respective heirs, successors, executors, administrators, and assigns.

31.Except as otherwise provided in Paragraph27 and/or Paragraph28 of this Assurance of Discontinuance, neither this Assurance of Discontinuance, nor any acts performed and documents executed in furtherance of this Assurance of Discontinuance:

© 2004. EDGAR Online, Inc.

(a) may be deemed or used as an admission of, or evidence of, the validity of any allegation of wrongdoing, liability or lack of wrongdoing or liability; or (b)may be deemed or used as an admission of, or evidence of, any such alleged fault or omission of JCM or any of its affiliated persons in any civil, criminal, administrative proceeding in any court, administrative agency or other tribunal; nor shall this Assurance of Discontinuance confer any rights upon, or create any liabilities of, any persons or entities who are not a party to, or a Successor of a party to, this Assurance of Discontinuance.

32.This Assurance of Discontinuance is not intended by the Attorney General to subject JCM or any of its affiliated persons to any disqualifications under the laws of any state, the District of Columbia, Puerto Rico or territory (collectively, "State"), or to prevent JCM from relying upon the State registration exemptions or State safe harbor provisions.

Signed and agreed to this 10th day of August, 2004.

STATE OF COLORADO

ex rel. Ken Salazar, Attorney General
/s/ Jan M. Zavislan
JAN MICHAEL ZAVISLAN,
Deputy Attorney General
MARIA E. BERKENKOTTER,
First Assistant Attorney General
1525 Sherman Street, 5th Fl.
Denver, CO 80203

JANUS CAPITAL MANAGEMENT LLC

/s/ Girard C. Miller
GIRARD C. MILLER
Chief Operating Officer
151 Detroit Street
Denver, CO 80206

APPROVED AS TO FORM:
/s/ James P. Clark
James P. Clark, Esq.
Gibson, Dunn Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

EXHIBIT 99.5

BEFORE THE SECURITIES COMMISSIONER

STATE OF COLORADO

Order No.05 – L — 03

© 2004. EDGAR Online, Inc.

STIPULATION FOR CONSENT ORDER

© 2004. EDGAR Online, Inc.

CONSENT ORDER

© 2004. EDGAR Online, Inc.

IN THE MATTER OF JANUS CAPITAL MANAGEMENT LLC

Respondent

© 2004. EDGAR Online, Inc.

THIS MATTER is before Fred J. Joseph, Securities Commissioner for the State of Colorado, on the Stipulation for Consent Order between the Staff of the Colorado Division of Securities ("Staff") and Respondents Janus Capital Management LLC ("JCM"). After reviewing the Stipulation, grounds therein, and further being fully advised in the premises, the Securities Commissioner makes the following Findings and enters the Orders as hereinafter set forth:

FINDINGS

1.The Securities Commissioner (the "Commissioner") has jurisdiction over JCM in connection with this matter pursuant to the provisions of the Colorado Securities Act, 11-51-101 through 803, C.R.S.

2.By entering into the Stipulation for this Consent Order, JCM has waived its right to notice and a hearing on the allegations against it pursuant to 11-51-606(1) and (1.5), C.R.S. and 24-4-104 and 105, C.R.S.; the right to be represented at such hearing by counsel chosen and retained by JCM; the right to present a defense, oral and documentary evidence, and cross-examine witnesses at such hearing; and the right to seek judicial review of this Consent Order.

3.The Commissioner acknowledges that by entering into the Stipulation for Consent Order, JCM has neither admitted nor denied that any of the allegations or matters set forth in the Stipulation are true or that any of the legal conclusions are valid.

4.JCM has waived the findings required by 11-51-410(1), and 11-51-606(1.5), C.R.S., and pursuant to 11-51-704(2), C.R.S., that (a)the entry of this Consent Order is necessary and appropriate in the public interest; and (b)is consistent with the purposes and provisions of the Act.

© 2004. EDGAR Online, Inc.

TAB B.14



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 2224/ March 31, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26409 / March 31, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11450

In the Matter of **MASSACHUSETTS FINANCIAL SERVICES COMPANY,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Massachusetts Financial Services Company ("MFS" or "Respondent").

II.

In anticipation of the institution of these proceedings, MFS has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, MFS consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making

Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and MFS's Offer, the Commission finds that:

Respondent

1. MFS is the investment adviser to the approximately 140 registered investment companies in the MFS Fund Complex, which includes the retail mutual funds, registered closed-end funds, MFS Variable Insurance Trust, MFS Institutional Trust, and variable annuity and variable insurance funds known as MFS/Sun Life Series Trust and Compass Accounts ("MFS Funds").[1] Since 1982, MFS has been registered with the Commission pursuant to Section 203(c) of the Advisers Act. Massachusetts Financial Services Company is the legal name for the registered entity, which does business as MFS Investment Management. MFS is a non-public company and an indirect subsidiary of Sun Life Financial Services Inc. MFS has approximately 370 accounts totaling approximately $140 billion in assets under management. The MFS Funds represent about 70% of the assets under management. MFS Fund Distributors, Inc. ("MFD") and MFS Service Center, Inc. are both wholly-owned subsidiaries of MFS and serve as the distributor and transfer agent for certain MFS Funds, respectively. MFS's and MFD's principal offices are located in Boston, Massachusetts.

Overview

2. Since at least January 1, 2000 through November 7, 2003, MFS allocated brokerage commissions on MFS Funds' portfolio transactions to broker-dealers for "shelf space" or heightened visibility within their distribution systems. MFS had entered into bilateral "Strategic Alliance" arrangements with approximately 100 broker-dealers: the broker-dealers provided services designed to promote the sale of the MFS Funds; and MFS allocated brokerage commissions to those broker-dealers based upon individually negotiated formulas relating to gross fund sales and the retention of fund assets. Because MFS allocated fund brokerage commissions, which are paid out of fund assets, to broker-dealers for Strategic Alliances, MFS avoided using its own assets to pay for services obtained under the Strategic Alliances. MFS did not effectively communicate this potential conflict to the MFS Funds' Boards of Trustees (the "MFS Boards" or "Boards").[2]

3. Nor did MFS effectively communicate the terms of the Strategic Alliances to the MFS Boards or MFS Funds' shareholders ("MFS Shareholders"). MFS informed the Boards and the Statements of Additional Information ("SAIs") for the funds disclosed that MFS had a policy of considering the sale of fund shares as a factor in selecting broker-dealers to execute fund portfolio trades, and MFS informed the Boards of the amounts of brokerage commissions allocated to each broker-dealer. MFS, however, did not effectively communicate to the Boards and the SAIs did not adequately disclose that MFS had entered into bilateral arrangements with those broker-dealers to allocate specific negotiated amounts of fund brokerage

commissions for specified marketing and distribution services.

MFS Entered into Strategic Alliances with Broker-Dealers for "Shelf Space"

4. Since at least January 2000, MFS has had relationships with certain broker-dealers pursuant to which the MFS Funds have received heightened visibility within the broker-dealers' distribution or sales systems. MFS refers to these relationships as "Strategic Alliances." The MFS Funds distributor and a wholly-owned subsidiary of MFS, MFD, negotiates the Strategic Alliances on behalf of MFS and the MFS Funds. At all times, MFS has been aware of and has approved MFD's negotiating these Strategic Alliances.

5. The Strategic Alliance broker-dealers provide various types of distribution services in connection with these Strategic Alliances: participation in meetings with registered representatives, primarily for the purpose of providing education and training regarding the MFS Funds; the opportunity for the MFS Funds to be mentioned in communications with a broker-dealer's customers such as on a broker-dealer's website or in customer newsletters; and often, placement on a "preferred list" at a broker-dealer.

6. MFS has had various payment arrangements for the Strategic Alliances. For many Strategic Alliances, MFS has paid broker-dealers anywhere from 15 to 25 basis points ("bps") on mutual fund gross sales and/or 3 to 20 bps on aged assets (held over one year). These payments were in addition to existing payments, including dealer concessions, shareholder servicing payments, and payments for services that MFS otherwise would provide, such as subaccounting.

MFS Allocated Brokerage Commissions to Satisfy its Strategic Alliances

7. Although many broker-dealers preferred Strategic Alliance payments in the form of cash or "hard dollars," MFS also "allocated" brokerage commissions on the MFS Funds' portfolio transactions to broker-dealers to satisfy these alliances. MFS referred to these allocated fund brokerage commissions as "soft dollars." In the ordinary course, to conduct portfolio transactions necessary to the pursuit of the Funds' investment program, the Funds must pay substantial amounts in brokerage commissions for execution services. MFS allocated the soft dollars from these brokerage commissions paid to effect portfolio transactions for the MFS Funds. MFS made hard dollar payments with cash from MFD's assets.

8. MFS preferred to allocate fund brokerage commissions, subject to best execution, rather than pay hard dollars to satisfy Strategic Alliances because it reduced MFD's expenses. Some MFD employees who negotiated the Strategic Alliances created a draft guide, which, although was not submitted to anyone at MFS for review, stated that: "It is incumbent on the [employee] to negotiate the best deal for MFS. Usually this means trying to cover as many costs through soft dollars as possible."

9. From at least January 1, 2000 through November 7, 2003, MFS allocated fund brokerage commissions to approximately 100 broker-dealers with

whom it had Strategic Alliances. When MFS allocated soft dollars to satisfy Strategic Alliances, MFS allocated 1.5 times (or some other negotiated multiple) the amounts requested by the broker-dealers in basis points to satisfy the same Strategic Alliances in hard dollars.

10. In order for MFS to properly allocate fund brokerage commissions for Strategic Alliances, MFD communicated the commission amounts corresponding to the Strategic Alliances -- that MFS referred to as suggested commission targets ("target commission amounts") -- to the Director of the MFS Equity Trading Department ("Equity Trading"). MFS had Equity Trading policies designed to achieve best execution, including policies that required traders to seek to obtain best execution in determining where to place trades, and reported on best execution annually to the Boards.

11. Periodically, until July 2001, MFD provided the Director of Equity Trading with both Strategic Alliance target commission amounts and the details of the basis point arrangements with each broker-dealer. During the Summer of 2001, MFS directed MFD to cease providing Equity Trading with information reflecting the specifics of the arrangements. Thereafter, MFD sent the Director of Equity Trading only the target commission amounts for each broker-dealer.

12. Periodically throughout the year, MFD communicated modified "Suggested Commission" amounts to Equity Trading. The modifications were often increases to the targets. Frequently, MFD also requested that Equity Trading increase trading to more quickly satisfy a target commission amount with a certain broker-dealer. Equity Trading accepted the modifications, subject to MFS's best execution policies.

13. The Director of Equity Trading circulated daily to the traders a list reflecting the Strategic Alliance commission budget amounts for each broker-dealer, the amount of brokerage commissions already directed and the amount remaining to fully satisfy the current commission budget. The budgeted amounts were derived from the annual target commission amounts. At the close of trading and based upon the daily lists, MFS traders coded certain trades or certain portions of trades for "Sales" or, in other words, allocated for the Strategic Alliances. In addition to coding these trades on MFS's internal records, the MFS trading desk also communicated such coding to the trading desk at the broker-dealers that executed the trades.

14. MFS used three methods to allocate brokerage commissions for Strategic Alliances: by forwarding portfolio transactions directly to a broker-dealer with whom it had a Strategic Alliance ("distributing broker"); through "step-out" arrangements; and through "introducing broker" arrangements. MFS used the latter two methods in its effort to achieve best execution in circumstances in which the distributing broker had little or no execution capacity.

a. Under the first method, MFS coded transactions with executing brokers, who were also distributing brokers, as transactions intended to satisfy the Strategic Alliance arrangements.

b. Under the second method, MFS selected a broker-dealer to execute

the transaction and requested the executing broker to "step out" a portion of the trade and, thus, a portion of the commission, to another broker with whom MFS had a Strategic Alliance.

c. Under the third method, a broker-dealer executed the transaction, and then forwarded the entire commission to an introducing broker with whom MFS had a Strategic Alliance. The introducing broker paid the executing broker for its execution and clearing services.

MFS's Guidelines for Use of Soft Dollars and Directed Brokerage

15. Since 1997, MFS has had written guidelines relating to its recognition of broker-dealers for sales of MFS Funds' shares. These guidelines state that consideration of fund sales can be a factor in allocating fund brokerage commissions and must be consistent with best execution. They also provide that the practice must be disclosed in the prospectus or SAI. These guidelines also advise MFD not to enter into legal agreements to direct commissions in recognition of fund sales or to refer to such practices in internal memoranda in any way that would imply a binding agreement. Finally, these guidelines state that MFS should make presentations to a committee of the Boards "which disclose the direction of portfolio transactions to broker-dealers in consideration of sales activities."

16. However, these guidelines do not expressly refer to Strategic Alliances, were not distributed to many MFD employees and, when distributed, some of the provisions were not followed. For instance, although the written guidelines prohibit MFD from entering "into any contracts, letter agreements or oral agreements with respect to soft dollars and directed brokerage arrangements," MFS entered into two written agreements and many oral agreements to satisfy Strategic Alliances with fund brokerage commissions, and thereby breached this guideline. Notwithstanding a prohibition in MFS's guidelines against referring in any internal memoranda "to any non-binding targets for the direction of portfolio transactions in any way which would state or imply that such targets are binding or are being used to offset MFD's legal or contractual obligations," MFD employees often referred to Strategic Alliance allocations of fund brokerage commissions as "obligations," "commitments," or amounts "due" or "owed," and sometimes received invoices from Strategic Alliance brokers.

17. Also contrary to these guidelines, on more than one occasion MFS used fund brokerage commissions to satisfy its payment arrangements for a "hard dollar" Strategic Alliance. For at least one of these guideline breaches, MFS affirmatively disclosed to the Boards the improper use of brokerage commissions paid out of fund assets to satisfy an MFD obligation and reimbursed the brokerage commissions to the affected MFS Funds.

MFS Did Not Effectively Communicate to the MFS Boards the Alternatives for Satisfying Strategic Alliances

18. MFS did not effectively communicate to the MFS Boards that it was allocating fund brokerage commissions to satisfy Strategic Alliances. Because MFS satisfied Strategic Alliances with fund brokerage commissions, which are paid out of fund assets, MFS avoided using MFD's assets to satisfy Strategic Alliances. While MFS communicated to the Boards that it was satisfying some Strategic Alliances with hard dollars, it did not

communicate that it was satisfying other Strategic Alliances with brokerage commissions paid out of fund assets.

19. MFS told the Portfolio Trading and Marketing Review Committee of the MFS Boards ("Trading Committee"), which was charged with reviewing the allocation of brokerage commissions for portfolio transactions, that, subject to best execution, MFS "considered the sale of fund shares" when selecting broker-dealers to execute fund portfolio transactions. MFS also disclosed to the Boards the exact amounts of brokerage commissions allocated to every broker-dealer where consideration of fund sales was a factor, but did not disclose that these amounts were actually used to satisfy bilateral arrangements under the Strategic Alliances.

20. MFS did not effectively communicate to the Boards the full and complete nature of the Strategic Alliance arrangements to allocate fund brokerage commissions: MFS had entered into bilateral arrangements to allocate fund brokerage commissions, subject to best execution, with approximately 100 broker-dealers based on specified basis points on gross sales and/or aged assets for the promotion of MFS Funds sales through "shelf space" or access to those broker-dealers' distribution networks.

21. As a fiduciary, MFS had a duty effectively to disclose to the MFS Boards any potential conflict of interest created by the use of fund brokerage commissions to satisfy Strategic Alliances.

MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances

22. MFS was responsible for ensuring that the MFS Funds' Prospectus and SAI were in compliance with the requirements of Form N-1A.[3]

23. The information the Commission requires investment companies to disclose in prospectuses and SAIs is set forth in Form N-1A. Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."

24. From at least January 1, 2000 to November 7, 2003, MFS Funds' SAIs disclosed that MFS may consider sales of shares of the funds as a factor in the selection of broker-dealers to execute the MFS Funds' portfolio transactions. The SAIs did not make the distinction, however, between directing commissions in "consideration of fund sales" and satisfying negotiated arrangements for specific amounts with brokerage commissions. The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.

25. As a result of the conduct described above, MFS willfully:[4]

a. Violated Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly . . . to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

b. Violated Section 34(b) of the Investment Company Act, which provides in pertinent part that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement . . . filed or transmitted pursuant to" the Investment Company Act and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

Certain Remedial Efforts and Undertakings

26. In determining to accept the Offer, the Commission considered the efforts voluntarily implemented by MFS:

a. On November 7, 2003, MFS announced internally that, in order to analyze its policies over the next 90 days, it had suspended certain practices, including: 1) "paying, directing or coding of brokerage commissions as in consideration of mutual fund sales" and 2) "hard dollar payments for non-contractual strategic alliance arrangements, including asset and/or sales based programs." In February 2004, MFS extended the suspension for another 90 days and then determined to permanently discontinue the use of soft dollars for Strategic Alliances and third-party research.

b. Since the beginning of 2004, MFS has substantially revamped its governance structure and management team. MFS has established a new position, non-executive chairman, who reports to the Fund Boards, and has appointed a new president and CEO. MFS has also hired a new general counsel and created a new senior position, Executive Vice President for Regulatory Affairs, who is responsible for internal audit, compliance and Fund treasury.

c. MFS will appoint a senior level employee who shall be responsible for implementing within 90 days of the entry of the Order and thereafter maintaining the following written compliance policies and procedures:

i.) Procedures designed to ensure that when the MFS trading desk places trades with a broker-dealer that also sells fund shares, the person responsible for selecting such broker-dealer does not take into account the broker-dealer's promotion or sale of fund shares;

ii.) Procedures requiring the documentation of all Strategic Alliances and requiring MFD to use its best efforts to enter into written contracts memorializing the Strategic Alliances between MFD and the broker-dealer or other intermediary. The documentation of each Strategic Alliance will set forth the payment schedule and the services that the broker-dealer or other intermediary will provide, and include a provision preventing the broker-dealer or other intermediary from accepting compensation for promoting or selling

MFS Fund shares in the form of commissions on brokerage transactions directed to it from an MFS Fund. The documentation of each Strategic Alliance will include a directive from MFD that the broker-dealer or other intermediary provide point of sale disclosure documents, consistent with current legal requirements;

iii.) Subject to the Boards' approval, MFS will cause the funds to include disclosure in their prospectuses or SAIs about payments made by MFD or MFS to broker-dealers in addition to dealer concessions, shareholder servicing payments, and payments for services that MFS otherwise would provide, such as subaccounting, and that such payments are intended to compensate broker-dealers for various services, including without limitation, placement on the broker-dealers' preferred or recommended fund list, access to the broker-dealers' registered representatives, assistance in training and education of personnel, marketing support, and other specified services;

iv.) At least once per year, MFS will make presentations to the Portfolio Trading and Marketing Committee (or other committee performing similar functions) of each of the Boards, including an overview of MFD's Strategic Alliance arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid. MFS will also provide the Committees with a summary quarterly report setting forth amounts paid by MFD for Strategic Alliances and the broker-dealers that received such payments; and

v.) At least once per year for at least five years MFS will provide the Committees/Boards with a best execution analysis performed by a recognized independent portfolio trading analytical firm. MFS will include lists of: (a) the top ten executing broker-dealers used by the MFS Equity Trading Department and the MFS Fixed Income Trading Department; and (b) the top ten selling broker-dealers conducting business with MFD.

Undertakings

27. MFS undertakes the following:

a. Within 30 days of the entry of the Order, MFS shall retain an Independent Distribution Consultant not unacceptable to the staff of the Commission. MFS shall exclusively bear all costs, including compensation and expenses, associated with the retention of the Independent Distribution Consultant. MFS shall retain the Independent Distribution Consultant to develop a Distribution Plan to distribute fairly and proportionately to the MFS Funds the total disgorgement and penalty ordered in paragraph C.3 below based upon the amounts of brokerage commissions coded for fund "Sales" attributed to each fund.

b. In the event that MFS and the Independent Distribution Consultant are unable to agree on a Distribution Plan, MFS shall abide by the recommendation of the Independent Distribution Consultant. The final Distribution Plan shall be submitted, and be acceptable, to the

Commission Staff.

c. Within 60 days of the date of the entry of the Order, the Independent Distribution Consultant shall submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 610 [17 C.F.R. § 201.610] of the Commission's Rules of Practice. Following a Commission order approving a final Distribution Plan, as provided in Rule 613 [17 C.F.R. § 201.613] of the Commission's Rules of Practice, the Independent Distribution Consultant and MFS shall take all necessary and appropriate steps to administer the final Distribution Plan.

d. Within 90 days of the entry of the Order, based on this Distribution Plan, the Independent Distribution Consultant shall calculate the amount that should be distributed to each MFS Fund. The Independent Distribution Consultant shall oversee the actual distribution of the monies to the MFS Funds, which shall take place no later than 120 days from the entry of the Order.

e. MFS shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to MFS's files, books, records and personnel as reasonably requested for the Distribution Plan.

f. To ensure the independence of the Independent Distribution Consultant, MFS: (i) shall not have the authority to terminate the Independent Distribution Consultant, without the prior written approval of the Commission's Staff; (ii) shall compensate the Independent Distribution Consultant, and persons engaged to assist the Independent Distribution Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Distribution Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Distribution Consultant from transmitting any information, reports, or documents to the Commission or the Commission's Staff.

g. To further ensure the independence of the Independent Distribution Consultant for the period of the engagement and for a period of two years from completion of the engagement, the Independent Distribution Consultant shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with MFS, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity. Any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the Commission's Staff, enter into any employment, consultant, attorney-client, auditing or other professional relationship with MFS, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

h. In *In re Massachusetts Financial Services Co.*, Rel. No. IA-2213, 2004 WL 226714 (Feb. 5, 2004), MFS agreed to several undertakings including those requiring MFS to retain an Independent Compliance

Consultant to conduct a comprehensive review of MFS's policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by MFS and its employees. MFS further agrees to direct the Consultant also to review the completeness of its disclosures concerning Strategic Alliances to the Boards and MFS shareholders.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in the Offer submitted by MFS.

Accordingly, it is hereby ORDERED that:

A. MFS is censured.

B. MFS shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

C. MFS shall, within 120 days of the entry of the Order, pay $1 in disgorgement and a civil money penalty in the amount of $50 million. Such payment shall be: (1) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (2) made payable to the Securities and Exchange Commission; (3) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (4) submitted in connection with a cover letter that identifies MFS as a Respondent in these proceedings, the file number of these proceedings, a copy of which cover letter and wire confirmation, money order or check shall be sent to Merri Jo Gillette, Associate District Administrator, Philadelphia District Office, U.S. Securities and Exchange Commission, Mellon Independence Center, 701 Market Street, Suite 2000, Philadelphia, PA 19106. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, MFS agrees that it shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim for compensatory damages by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by MFS ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, MFS agrees that it shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against MFS in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against MFS by or on behalf of one or more investors based on substantially the same facts

as alleged in the Order in this proceeding.

D. MFS shall comply with the undertakings enumerated in Section III.27 above.

By the Commission.

Jonathan G. Katz
Secretary

1 The MFS Funds are managed by two separate boards. The Funds' Board oversees the retail funds, closed-end funds, MFS Variable Insurance Trust and MFS Institutional Trust. The Compass Board oversees mutual funds sold in connection with variable annuity and variable insurance products known as MFS/Sun Life Series Trust and Compass Accounts.

2 Until 2002, MFS had four different boards of Trustees for the MFS Funds: "Compass," "Institutional," "Red" and "Crimson." Minutes from the meetings of these boards reflect that MFS provided these boards with the same disclosures. In 2002, the Red, Crimson and Institutional boards were consolidated into one board -- the MFS Funds Board -- and since that time there have been two boards: the MFS Funds Board and the Compass Board.

3 The MFS Funds' SAIs are incorporated by reference into the prospectuses.

4 "Willfully" as used in this Order means intentionally committing the act which constitutes the violation, *see Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000); *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965). There is no requirement that the actor also be aware that he is violating one of the Rules or Act. *Id.*

TAB B.15

Press Releases

Office of New York State Attorney General Eliot Spitzer

Home

Press Releases

Tour the AG's Office

Contact the AG's Office

Links to Other Sites

Search

Index

Privacy Policy
Updated 1-24-03

Disclaimer

Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
(518) 473-5525

For Immediate Release
February 5, 2004

MFS SETTLES MARKET-TIMING ISSUES

Leading Mutual Fund Enters $350 Million Agreement with State and Federal Regulators

Attorney General Eliot Spitzer today announced agreements with the nation's 10th largest mutual fund retailer to resolve charges that the company permitted certain customers to engage in improper trading activity that cost typical investors at least $175 million.

The agreement with Spitzer's office, which was announced simultaneously with agreements with the U.S. Securities and Exchange Commission and the New Hampshire Bureau of Securities Regulation, requires Massachusetts Financial Services Co. (MFS) of Boston to pay $175 million in restitution to injured investors, cut its management fees by an estimated $125 million over the next five years and pay a penalty of $50 million.

In addition, the MFS will hire a senior executive who will be responsible for ensuring that management fees charged to the funds are reasonable and are negotiated at arms length.

"This settlement levels the playing field for all investors in this mutual fund company," said Attorney General Spitzer. "From now on, market timers will no longer be permitted to profit at the expense of long term investors."

The investigation found that the company violated New York's Martin Act by stating in its published prospectuses and other materials that "The MFS funds do not permit market timing or other excessive trading practices." In fact, from at least late 1999 to 2003, some MFS funds were open to market timers and were being heavily timed.

Market timing is the rapid buying and selling of mutual funds by favored traders. Such trading harms long term holders of a mutual fund by diluting the value of funds held by them.

MFS benefitted from market timing by increasing the amount of money it managed and thereby the management fees it received, and by creating the appearance that it had more long term assets under management than was actually the case.

MFS operates approximately 140 mutual funds. As of August 2003, assets of

MFS Funds totaled approximately $94 billion, of which some $44 billion was held in "unrestricted" funds which MFS secretly permitted to be timed. Timing activity accounted for an estimated five percent of these unrestricted funds.

The Attorney General's investigation determined that 10 funds at MFS were open to market timing, including: Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Emerging Growth Fund, MFS Research Fund, MFS Total Return Fund, MFS Money Market Fund, MFS Cash Reserve Fund, MFS Government Securities Fund, MFS Government Mortgage Fund, and MFS Bond Fund.

The case was handled by Assistant Attorney General Roger Waldman under the supervision David Brown, Chief of the Attorney General's Investment Protection Bureau.

TAB B.16



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 2251 / June 21, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26470 / June 21, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11524

In the Matter of PILGRIM BAXTER & ASSOCIATES, LTD., Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS AND IMPOSING REMEDIAL SANCTIONS AND AN ORDER TO CEASE-AND-DESIST PURSUANT TO SECTIONS 203(e), AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Pilgrim Baxter & Associates, Ltd. ("PBA" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement ("Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, Respondent consents to the entry of the Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and An Order to Cease-and-Desist Pursuant to Sections 203(e) and 203(k) of the Investment

Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of the Order and Respondent's Offer, the Commission finds [1] that:

Overview

1. From at least June 1998 through December 2001, PBA permitted a select group of investors to trade rapidly in and out of certain PBHG funds, reaping profits and diluting the value of the funds to the detriment of long-term investors that the funds purported to cultivate. These rapid timers made significant profits over those years. Similarly, PBA earned advisory fees on these timers' funds. Moreover, Harold J. Baxter ("Baxter") and Gary L. Pilgrim ("Pilgrim") reaped multimillion-dollar profits from the sale of PBA's predecessor entity. [2] Meanwhile, numerous small investors in the PBHG Funds experienced a decline in the value of their investments.

2. PBA recognized that "timing" was detrimental to the funds. PBHG Funds' prospectuses in effect during this time limited exchanges into the PBHG Cash Reserves Fund from any other PBHG fund to four times a year. Despite this, PBA permitted timers, whose investments exceeded $600 million at their height, to continue to profit from trading in and out of the funds at a rate far in excess of four round trips per year.

3. The detrimental timing permitted by PBA was exacerbated by the self-dealing by its principals. Pilgrim was a substantial investor in a hedge fund. Beginning in 2000, PBA permitted this hedge fund to engage in rapid trading of the PBHG Growth Fund, which Pilgrim himself managed. Another source of high volume timers was a New York brokerage firm headed by a personal friend of Baxter. In addition to permitting customers of this brokerage firm to actively trade the PBHG Funds, Baxter provided to his personal friend nonpublic information consisting of 30-day stale portfolio holdings of PBHG funds. Baxter's friend, in turn, provided the nonpublic information to brokerage customers to use to facilitate market timing of the PBHG Funds and to exercise hedging strategies through other financial and brokerage institutions.

4. The family of hedge funds including the hedge fund in which Pilgrim invested, and the brokerage firm headed by Baxter's friend (the "New York Broker"), combined, accounted for more than half of the market timing money in the PBHG Funds. In mid-2001, when PBA decided to limit market-timing activity, it terminated the trading privileges of all identified timers except for this hedge fund family and the New York Broker in which Pilgrim and Baxter had respective interests.

5. At all times material to the allegations in the Order, PBA acted through its principals, Pilgrim and Baxter. As an investment adviser, PBA had a fiduciary duty to act at all times in the best interest of its clients. Accordingly, PBA had an affirmative obligation to act in the utmost good faith, and to provide full and fair disclosure of all material facts to its clients. It further had an affirmative obligation to exercise reasonable care

to avoid misleading its clients.

Respondent

6. Pilgrim Baxter & Associates, Ltd. is an investment adviser registered with the Commission, and is the investment adviser to the PBHG Funds, a Delaware statutory trust and a family of 18 mutual funds. PBHG Funds is an investment company registered with the Commission since December 1985 pursuant to Section 8 of the Investment Company Act, 15 U.S.C. § 80a-8. As of December 31, 2003, PBA managed approximately $8.7 billion. PBA is an indirect wholly owned subsidiary of Old Mutual, plc, which is an international financial services company based in London, England. On November 20, 2003, the Commission filed an action against PBA, Pilgrim and Baxter in federal district court in connection with the matters described herein. *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA).

Other Relevant Persons

7. Pilgrim, age 63, was, at all relevant times, the President, Chief Investment Officer, and Director of PBA, and the portfolio manager of the PBHG Growth Fund. He was also President of the PBHG Funds. Pilgrim resigned from these positions on November 13, 2003. Pilgrim resides in Malvern, Pennsylvania. On November 20, 2003, the Commission filed an action against PBA, Pilgrim and Baxter in federal district court in connection with the matters described herein. *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA).

8. Baxter, age 58, served as chief executive officer and chairman of PBA from its inception in 1982, until he resigned on November 13, 2003. Baxter was also chairman and trustee of the PBHG Funds and the PBHG Insurance Series Fund, positions from which he resigned on November 13, 2003. Baxter resides in Berwyn, Pennsylvania. On November 20, 2003, the Commission filed an action against PBA, Pilgrim and Baxter in federal district court in connection with the matters described herein. *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA).

Facts

Short-Term Trading and/or Market Timing

9. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

PBHG Funds Prospectus Disclosures Regarding Short-Term Trading

10. Beginning in at least 1996, all PBHG fund prospectuses, signed by Baxter and Pilgrim on behalf of the PBHG Funds, disclosed that investors

would be permitted to make no more than four exchanges per year into the PBHG Cash Reserves Fund from any other PBHG fund. The prospectuses did not disclose any exception to this policy for any investor or investors.

11. PBA recognized the fact that the four-exchange limitation was in the best interests of long-term shareholders. At least as early as 1998, PBA internal documents reflect that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds.

12. Nevertheless, from 1998 through mid-2001, more than two dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds through the PBHG Cash Reserve Fund that was far in excess of the disclosed limitation of four exchanges per year. PBA monitored timing activity in the PBHG Funds and, in July 2001, took some steps to limit such trading. At its peak, approximately 28 PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million. The PBHG Funds became known as "timer friendly." None of this timing activity, however, was disclosed to shareholders and the prospectus disclosure of the four-exchange limit remained unchanged.

13. In July 2001, in recognition of the deleterious effects that market timers were having on the PBHG Funds, PBA determined to take action against market timers, and suspended the trading of all market timers except those related to two identified entities, namely the hedge fund family in which Pilgrim invested, and the New York Broker. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Although PBA briefly limited the timing capacity of timers related to these two entities, over the next few months these entities increased their timing so that elimination of most of the timers from the PBHG Funds did not eliminate most of the timing activity. The New York Broker and the hedge fund family were permitted to continue timing the PBHG Funds until the end of 2001, when their privileges were also terminated.

Pilgrim's Investment in the Hedge Fund and the Hedge Fund's Short-Term Trading in PBHG Funds

14. On March 1, 1995, Pilgrim and his wife made an initial investment of $1,057,000 in a hedge fund. They were two of the three original limited partners in this hedge fund. Over time, Pilgrim and his family members substantially increased their investment in the fund.

15. The hedge fund's investing strategy consisted of actively trading shares in mutual funds based upon "a quantitative tactical asset allocation model." Its trading strategy was designed to produce profits from active trading between mutual funds holding equity securities and mutual funds holding fixed income securities. The strategy was purportedly based on a mathematical model that relied on the analysis of a combination of factors, including investment objectives and current market conditions.

16. The hedge fund originally agreed that it would not invest in any of the PBHG funds. However, in 2000 the hedge fund identified the PBHG Growth Fund as a suitable candidate for its active trading model and, in March of

that year, it asked Pilgrim for permission to invest in the PBHG Growth Fund and other PBHG funds.

17. At that time, Pilgrim was the portfolio manager for the PBHG Growth Fund, PBHG's largest fund. As an investor in the hedge fund he was fully aware of the hedge fund's short-term trading strategy.

18. Pilgrim discussed the request with Baxter who was aware that Pilgrim was a significant investor in the hedge fund and was aware of the hedge fund's short-term trading strategy. Baxter nonetheless approved the hedge fund's request to be allowed to trade in the PBHG Growth Fund using its active trading model.

19. Neither Pilgrim nor Baxter informed the PBGH Funds' board that a hedge fund in which Pilgrim was a significant investor had been given permission to market-time the very fund that Pilgrim was managing. Nor did PBA, acting through its principals, modify the disclosures in the prospectuses or otherwise inform shareholders that the hedge fund had been exempted from the four-exchange limitation.

20. Beginning in March 2000, this hedge fund actively engaged in short-term trading of the PBHG Funds. Between March and December 2000, the hedge fund exceeded the PBHG Funds' limitation of only four exchanges between the Cash Reserves Fund and other PBHG funds, executing 54 exchanges between either the PBHG Growth Fund or the PBHG Select Growth Fund on the one hand, and the PBHG Cash Reserves Fund on the other. The hedge fund's trades had an average duration of 2.24 days and an average asset value of more than $25 million.

21. Between January 2001 and December 2001, the hedge fund account executed 66 exchanges between the PBHG Cash Reserves Fund and either the PBHG Growth Fund, the PBHG Technology and Communications Fund, the PBHG Select Equity Fund, or the PBHG Large Cap 20 Fund. The average trade had an average duration of 2.4 days, and had an asset value of more than $40 million.

22. Because the hedge funds' money always remained within the PBHG Funds' rather than being withdrawn in cash, PBA earned management fees continuously on that money. From March 2000 through December 2001, PBA collected management fees of approximately $690,000 from investments by the hedge fund.

23. In late 2000, while the hedge fund was timing the PBHG Funds, Pilgrim began increasing his investment in it. By the end of 2001, Pilgrim's investment had increased from $11.5 million to $28 million, which represented 45% of the hedge fund's assets.

24. During 2000 and 2001, the hedge fund realized at least $9 million in profits from its trading activity in the PBHG Funds. In contrast, the PBHG Growth Fund, in which the hedge fund primarily conducted its short-term trading, and which Pilgrim managed, reported losses of nearly 23% and 34% in 2000 and 2001, respectively.

PBA Provides Nonpublic, Material Information to Outsiders

25. The other entity whose customers were permitted to continue timing the PBHG Funds during the second half of 2001 was the New York Broker, run by a personal friend of Baxter. Customers of the New York Broker not only benefited from their ability, as customers of this broker, to time the PBHG Funds, but they also were able to capitalize on nonpublic portfolio information that Baxter provided to his friend.

26. From as early as 1998 and up to as recently as September 2003, PBA, through Baxter, repeatedly provided 30-day stale PBHG funds' portfolio holdings to Baxter's personal friend. When provided, these portfolio holdings were material, nonpublic information. Baxter's friend then provided the information to his firm's customers, who in turn used the information to their advantage not only in their trading of the PBHG Funds, but to create derivative securities baskets that allowed them to simulate short positions in the PBHG Funds and thereby create profitable hedging transactions through other financial institutions.

Violations

27. As a result of the conduct described above, PBA willfully violated Sections 206(1) and 206(2) of the Advisers Act in that it, while acting as an investment adviser, employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, PBA knowingly, recklessly, and/or negligently failed to disclose to the PBHG Funds' board that Pilgrim and/or Baxter were engaging in potentially self-dealing short term securities trading, were permitting market timing in the PBHG Funds contrary to prospectus disclosure, and were disclosing material nonpublic information to Baxter's personal friend whose customers were market timing the PBHG Funds. Accordingly, PBA willfully violated Sections 206(1) and 206(2) of the Advisers Act.

28. As a result of the conduct described above, PBA willfully violated Section 204A of the Advisers Act in that it, while acting as an investment adviser, failed to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser's business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser. PBA violated this provision by providing, through Baxter, nonpublic information regarding, among other things, current portfolio holdings, valuations and transactions. Accordingly, PBA willfully violated Section 204A of the Advisers Act.

29. As a result of the conduct described above, PBA willfully violated Section 34(b) of the Investment Company Act in that it made untrue statements of a material fact and omitted to state facts necessary in order to prevent the statements made, in the light of the circumstances under which they were made, from being materially misleading in any registration statement, application, report, account, record, or other document filed with the Commission or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act. PBA violated this provision by making material misstatements and by omitting material information in the PBHG Funds' prospectuses regarding limitations on exchanges into the PBHG Cash Reserves Funds. These prospectuses are filed with the

Commission. Accordingly, PBA willfully violated Section 34(b) of the Investment Company Act.

30. In determining to accept the Offer, the Commission considered cooperation afforded the Commission staff by PBA and remedial efforts undertaken by PBA (as described below).

Certain Remedial Efforts and Voluntary Undertakings

31. In determining to accept the Offer, the Commission considered the following efforts voluntarily undertaken by PBA and the PBHG Funds:

Specific Actions and Internal Reviews

a) On November 13, 2003, upon PBA's determination that the continued association of Baxter and Pilgrim with PBA and the PBHG Funds was not in the best interest of either the adviser or the PBHG Funds, Baxter and Pilgrim resigned all positions with PBA and its related entities and all positions with the PBHG Funds;

b) PBA separated the offices of Chairman and Chief Executive Officer and (a) appointed a new, formerly unaffiliated individual to serve as Chief Executive Officer and (b) appointed a new Chairman. Moreover, the Board of Trustees of the PBHG Funds was restructured so that no member of the current Board of Trustees of the PBHG Funds is a person who either (i) was a director, officer or employee of PBA at any point during the preceding 10 years or (ii) is an interested person, as defined in the Investment Company Act, of the fund or of PBA;

c) The Board of Trustees of the PBHG Funds retained special counsel to advise the Trustees and the Funds with respect to regulatory inquiries regarding market timing and late trading issues; and PBA hired an additional attorney and an additional compliance officer to assist in the monitoring of PBA's compliance with the federal securities laws, including monitoring compliance and enforcement of PBA's Code of Ethics;

d) The Board of Trustees of the PBHG Funds instructed its own legal counsel to review and advise on the design and enactment of reforms proposed by PBA, including a set of policies to strengthen PBA's capacity to prevent market timing activity in the PBHG Funds; the adoption by PBA of an enhanced Code of Ethics governing all employees; a prohibition of investments in hedge funds and limited partnerships without certain certifications or other information that will allow PBA to assure itself of the lack of a conflict of interest on the part of the employee; enhanced reporting requirements with respect to all employee accounts holding PBHG funds; certain fair value pricing procedures; and a new policy on the disclosure of portfolio holdings;

e) PBA retained outside legal counsel to oversee an internal review of past trading practices in the PBHG Funds. Outside legal counsel reported findings directly to the PBHG Board and, in November 2003, made a presentation of its findings to the staff of the Securities and Exchange Commission; and

f) PBA retained an independent accounting firm to review the company's

internal controls and procedures under the Statement on Auditing Standards No. 70, Service Organizations, with the findings to be provided to the Board of Trustees.

32. PBA will use its best efforts to obtain the agreement of the PBHG Funds to operate in accordance with the following governance policies and practices:

a) No more than 25% of the members of the Board of Trustees of the PBHG Funds will be persons who either (a) were directors, officers or employees of PBA at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the PBHG Funds or of PBA. In the event that the PBHG Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent Trustee, the independent Trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

b) No chairman of the Board of Trustees of the PBHG Funds will either (a) have been a director, officer or employee of PBA at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of the PBHG Funds or of PBA or any fund advised by PBA;

c) Any person who acts as counsel to the independent Trustees of any PBHG funds will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act.

d) No action will be taken by the Board of Trustees of the PBHG Funds or by any committee thereof unless such action is approved by a majority of the members of the Board of Trustees or of such committee, as the case may be, who are neither (i) persons who were directors, officers or employees of PBA at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of the fund or of PBA. In the event that any action proposed to be taken is opposed by a vote of one or more of the independent Trustees of the PBHG Funds, then the PBHG Funds will disclose such proposal, the related board vote, and the reason, if any, for such independent Trustee(s)' vote against the proposal in its shareholder report for such period.

e) Commencing in 2005 and not less than every fifth calendar year thereafter, the PBHG Funds will hold a meeting of shareholders at which the Board of Trustees will be elected;

f) Effective on the date of August 1, 2004, the PBHG Funds shall comply with rule 38a-1 notwithstanding the October 5, 2004 compliance date for each rule as adopted by the Commission. *See Compliance Programs of Investment Companies and Investment Advisers*, Investment Company Act Rel. No. 26299 (Dec. 17, 2003) (adopting release). *See also* Section III, paragraph 34.f., below.

33. *Ongoing Cooperation*. PBA shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order and/or set forth in the

complaint in *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA). In connection with such cooperation, PBA has undertaken and will undertake:

a) To produce, without service of a notice or subpoena, any and all documents and other information reasonably requested by the Commission's staff;

b) To use its best efforts to cause its employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c) To use its best efforts to cause its employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff;

d) That in connection with any testimony of PBA to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, PBA:

(1) Agrees that any such notice or subpoena for PBA's appearance and testimony may be served by regular mail on its attorneys, as set forth below:

> Thomas S. Martin, Esq. Joanna Shally, Esq. Shearman & Sterling LLP 599 Lexington Ave. New York, NY 10022-6069; and

(2) Agrees that any such notice or subpoena for PBA's appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure;

e) That it waive, upon a request by the Commission's staff sent in writing to the names and address set forth above in Section III, paragraph 33.d.1., any evidentiary privileges or protections from discovery in connection with the matters described in the Order and/or set forth in the complaint in SEC v. Pilgrim, et al., Civil Action No. 03-CV-6341-HB (E.D. PA) through the date of the filing of that complaint; and further,

f) That it waive, upon a request by the Commission's staff sent in writing to the names and address set forth above in Section III, paragraph 33.d.1., any evidentiary privileges or protections from discovery in connection with any internal investigation of the matters described in the Order and/or set forth in the complaint in *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA).

Undertakings

34. *Compliance and Ethics Oversight Structure*. PBA shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a) PBA shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the PBA Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of

senior executives of PBA's operating businesses. PBA shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. PBA shall report on issues arising under the Code of Ethics, including all violations thereof, to the Chief Compliance Officer of the PBHG Funds with such frequency as that individual may instruct, and in any event at least quarterly, provided however that any material violation shall be reported to the Chief Compliance Officer of the PBHG Funds promptly.

b) PBA shall establish an Internal Compliance Controls Committee to be chaired by PBA's Chief Compliance Officer, which Committee shall have as its members senior executives of PBA's operating businesses. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the Chief Compliance Officer of the PBHG Funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of PBA, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Audit Committee of the Board of Trustees of the PBHG Funds with such frequency as the independent Trustees of such funds may instruct, and in any event at least quarterly. PBA shall also provide to the Audit Committee of PBA the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Audit Committee of the Board of Trustees of the PBHG Funds.

c) The responsibilities of the Chief Compliance Officer of PBA shall include matters related to conflicts of interests.

d) PBA shall require the Chief Compliance Officer of PBA to report to the independent Trustees of the PBHG Funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent Trustees may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable Trustee) shall be reported promptly.

e) PBA shall establish a corporate ombudsman to whom PBA employees may communicate concerns about PBA business matters that they believe implicate matters of ethics or questionable practices. PBA shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent Trustees of the PBHG Funds. PBA shall also review matters brought to the attention of the ombudsman, along with any resolution of such matters, with the independent Trustees of the PBHG Funds with such frequency as the independent Trustees may instruct.

f) Effective on the date of August 1, 2004, PBA will comply with Rule 206 (4)-7, notwithstanding the October 5, 2004 compliance date for each rule as adopted by the Commission. *See Compliance Programs of Investment Companies and Investment Advisers*, Investment Company Act Rel. No. 26299 (Dec. 17, 2003) (adopting release). *See also*, Section III., paragraph

32.f., above.

35. *Independent Compliance Consultant.* PBA shall also comply with the following undertakings:

a) PBA shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant acceptable to the staff of the Commission and a majority of the independent Trustees of the PBHG Funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by PBA or its affiliates. PBA shall require that the Independent Compliance Consultant shall conduct a comprehensive review of PBA's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by PBA and its employees. This review shall include, but shall not be limited to, a review of PBA's market timing controls across all areas of its business; a review of the PBHG Funds' pricing practices that may make those funds vulnerable to market timing; a review of the PBHG Funds' utilization of short term trading fees and other controls for deterring excessive short term trading; a review of PBA's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients; and a review of PBA's controls with respect to the prevention of the misuse of material nonpublic information. PBA shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

b) PBA shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Compliance Consultant submit a Report to PBA, the Board of Trustees of the PBHG Funds, and to the staff of the Commission. The Report shall address the issues described in Section III, paragraph 35.a., above, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of PBA and the PBHG Funds, and a procedure for implementing the recommended changes in or improvements to PBA's policies and procedures.

c) PBA shall adopt all recommendations with respect to PBA contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, PBA shall in writing advise the Independent Compliance Consultant, the Board of Trustees of the PBHG Funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that PBA considers unnecessary or inappropriate, PBA need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

d) As to any recommendation with respect to PBA's policies and procedures on which PBA and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event PBA and the Independent Compliance Consultant are unable to agree on an alternative

proposal acceptable to the staff of the Commission, PBA will abide by the determinations of the Independent Compliance Consultant.

e) PBA (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the majority of the independent Trustees of the PBHG Funds and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Board of Trustees of the PBHG Funds or to the Commission.

f) PBA shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney client, auditing or other professional relationship with PBA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. PBA shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent Trustees of the PBHG Funds and the staff of the Commission, enter into any employment, consultant, attorney client, auditing or other professional relationship with PBA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

36. Periodic Compliance Review. Commencing in 2006, and at least once every third year thereafter, PBA shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of PBA. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning PBA's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by PBA and its employees in connection with their duties and activities on behalf of and related to the PBHG Funds. Each such report shall be promptly delivered to PBA's Internal Compliance Controls Committee and to the Chief Compliance Officer of the PBHG Funds.

37. *Distribution of Disgorgement and Penalty*. PBA shall also comply with the following undertakings:

a) PBA shall retain, within 30 days of the date of entry of the Order, the services of an Independent Distribution Consultant acceptable to the staff of the Commission and to the majority of the independent Trustees of the PBHG Funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by PBA or its affiliates. PBA shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review. PBA

shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of the disgorgement and penalty set forth in Section IV., paragraph D., below, and any interest or earnings thereon, according to a methodology developed in consultation with PBA and acceptable to the staff of the Commission and the independent Trustees of the affected PBHG funds. The Distribution Plan shall provide for investors to receive, from the monies available for distribution, in order of priority, (i) their proportionate share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing.

b) PBA will require that the Independent Distribution Consultant submit a Distribution Plan to PBA and the staff of the Commission no more than 100 days after the entry of the Order.

c) The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, PBA or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

d) With respect to any determination or calculation with which PBA or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that PBA and the staff of the Commission are unable to agree on an alternative determination or calculation the determinations and calculations of the Independent Distribution Consultant shall be binding.

e) PBA will require that within 175 days of the date of the entry of the Order, the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 of the Commission's Rules of Practice [17 C.F.R. §201.1101]. Following a Commission order approving a final plan of disgorgement as provided in Rule 1104 of the Commission's Rules of Practice [17 C.F.R. §201.1104], PBA shall require that the Independent Distribution Consultant, with PBA, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

f) PBA shall require that, the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney client, auditing or other professional relationship with PBA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. PBA shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent Trustees of the PBHG Funds and the staff of the Commission, enter into any employment, consultant, attorney client, auditing or other professional relationship with PBA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

38. *Certification*. No later than twenty-four months after the date of entry of the Order, the chief executive officer of PBA shall certify to the Commission in writing that PBA has fully adopted and complied in all material respects with the undertakings set forth in Section III, paragraph 34. through Section III, paragraph 39. herein and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

39. *Recordkeeping*. PBA shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of PBA's compliance with the undertakings set forth in Section III, paragraph 34.through Section III, paragraph 39., herein.

40. *Deadlines*. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

41. *Other Obligations and Requirements*. Nothing in the Order shall relieve PBA or any PBHG fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to the Order.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondent's Offer. Accordingly, it is hereby ORDERED, effective immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, PBA is hereby censured;

B. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, PBA shall cease and desist from committing or causing any violations and any future violations of Sections 204A, 206(1), and 206(2) of the Advisers Act, and Section 34(b) of the Investment Company Act.

C. PBA shall comply with the undertakings enumerated in Section III, paragraphs 34 through 39.

D. *Disgorgement and Civil Money Penalties*

1. PBA shall pay disgorgement in the total amount of $40,000,000 ("Disgorgement") and a civil money penalty in the amount of $50,000,000 ("Penalty"), for a total payment of $90,000,000.

2. There shall be, pursuant to Section 308(a) of the Sarbanes Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.D.1. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, PBA agrees that it shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund

distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by PBA (APBA Penalty Offset@). If the court in any Related Investor Action grants such an offset or reduction, PBA agrees that it shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission=s counsel in this action and pay the amount of the PBA Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against PBA in this proceeding. For purposes of this paragraph, a ARelated Investor Action@ means a private damages action brought against PBA by or on behalf of one or more investors based on substantially the same facts as those set forth in the Order.

3. PBA shall, within 20 days of the entry of this Order, pay the Disgorgement and Penalty described in Section IV.D.1. into an interest bearing escrow account at a federally insured banking institution with deposits of not less than $100 billion pursuant to an escrow agreement not unacceptable to the staff of the Commission. Such agreement shall, among other things: (1) require that the escrow agent be bonded appropriately; and (2) provide that the funds in such escrow account be disbursed only pursuant to order of the Commission. PBA shall be responsible for all costs associated with the escrow account.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] Pilgrim and Baxter formed PBA's predecessor entity in 1985. In 1995, Pilgrim and Baxter, together with the minority shareholders in the firm, sold their interests to a publicly traded financial institution, in exchange for, among other things, a nine-year employment contract and a 50% interest in certain revenues of the newly formed entity, PBA. After the sale of PBA's parent company in September 2000, Pilgrim and Baxter sold 52% of their interests in PBA revenues to the new owner for $220 million cash and certain phantom stock interests. In March 2002, Pilgrim and Baxter each sold their remaining 48% interest in the revenues of PBA to the parent company for an aggregate amount equal to $87,930,709.

http://www.sec.gov/litigation/admin/ia-2251.htm

TAB B.17

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
---X

STATE OF NEW YORK,

Plaintiff, **Index No.:** 403728/2003

-against-

PILGRIM BAXTER & ASSOCIATES, LTD.,
GARY L. PILGRIM and HAROLD J. BAXTER,

Defendants.

---X

AFFIRMATION OF CHARLES T. CALIENDO
IN SUPPORT OF SETTLEMENT WITH DEFENDANTS
GARY L. PILGRIM AND HAROLD J. BAXTER

Charles T. Caliendo, an attorney duly admitted to practice before the courts of the State of New York, makes this affirmation under penalty of perjury as follows:

1. I am an Assistant Attorney General in the Investment Protection Bureau of the New York State Attorney General's Office and attorney of record for the plaintiff in the captioned action.

2. I make this affirmation in support of the request herein by Plaintiff that this Court enter the proposed Judgment On Consent Against Gary L. Pilgrim And Harold J. Baxter (hereinafter referred to as the "Judgment"). Defendants Gary L. Pilgrim and Harold J. Baxter have executed consents to entry of the Judgment without further notice, which consents are submitted herewith. As explained further below, plaintiff's claims against defendant Pilgrim

Baxter & Associates, Ltd., now known as Liberty Ridge Capital ("PBA"), were previously settled and a stipulation of discontinuance with prejudice will be filed with the Court.

3. Plaintiff, after an investigation by the New York State Attorney General, filed the above-entitled action against defendants PBA, the investment adviser for the PBHG family of mutual funds, and Gary L. Pilgrim and Harold J. Baxter, the founders of the PBHG fund family. The Complaint alleges, *inter alia*, that, in violation of Article 23-A of the General Business Law, section 349 of the General Business Law, and Executive Law § 63(12):

(a) the defendants allowed certain hedge funds and others to conduct "market timing" transactions in the PBHG family of mutual funds in contravention of the express restrictions of the applicable prospectuses and in breach of defendants' fiduciary obligations to fund shareholders;

(b) the entities permitted to "time" the PBHG funds included (i) a hedge fund in which defendant Gary L. Pilgrim, a founder and former senior executive of PBA and the PBHG funds, had a substantial interest, and (ii) the clients of a New York-based brokerage firm owned by a close friend of defendant Harold J. Baxter, another founder and former senior executive of PBA and the PBHG funds;

(c) the defendants disclosed to hedge funds the portfolio holdings of certain PBHG funds to facilitate the hedge funds' "market timing" strategies in PBHG funds; and

(d) these "market timing" transactions caused substantial dilution and other harm to the long-term shareholders of the PBHG funds.

4. On or about November 20, 2003, plaintiff served a copy of the Summons and Complaint (attached hereto as Exhibit 1) on each of the defendants. On or about April 23, 2004, each of the defendants filed answers to the Complaint. (Copies of the Answers of defendant

PBA, defendant Gary L. Pilgrim and defendant Harold J. Baxter are attached hereto as Exhibits 2, 3 and 4, respectively.)

5. On or about June 18, 2004, plaintiff reached a settlement with defendant PBA only pursuant to which PBA agreed to pay FORTY MILLION DOLLARS ($40,000,000) in disgorgement and restitution and a civil penalty in the amount of FIFTY MILLION DOLLARS ($50,000,000) for a total payment of NINETY MILLION DOLLARS ($90,000,000). In addition, PBA agreed to reduce the management fees it charges the shareholders of the PBHG family of funds for a five-year period. The value of these fee reductions is estimated to be TEN MILLION DOLLARS ($10,000,000) which brings the total value of the settlement with PBA to ONE HUNDRED MILLION DOLLARS ($100,000,000). The terms of the settlement with PBA are set forth in an Assurance of Discontinuance Pursuant to Executive Law § 63(15) dated June 18, 2004 and a Stipulation of Dismissal With Prejudice discontinuing the action as against defendant PBA only will be filed with the Court.

6. Plaintiff has now reached a resolution of the action with the remaining defendants Gary L. Pilgrim and Harold J. Baxter. Both Mr. Pilgrim and Mr. Baxter have executed consents to entry of the Judgment.

7. The following is a summary of the terms of the Judgment:

a. Defendants Gary L. Pilgrim and Harold J. Baxter are each permanently enjoined from investing or trading in mutual funds (except money market funds) on their own behalf or on behalf of others; provided, however, that they each may purchase mutual fund shares on their own behalf or on behalf of their respective

Family that are held for at least one year (the term "Family" is defined to mean the respective individual Defendant's spouse, siblings, children, grandchildren, great-grandchildren, nieces and nephews and their respective spouses);

b. Defendants Gary L. Pilgrim and Harold J. Baxter are permanently enjoined from directly or indirectly engaging or attempting to engage in violations of Article 22-A of the General Business Law, Article 23-A of the General Business Law, or Executive Law § 63(12).

c. Defendants Gary L. Pilgrim and Harold J. Baxter are permanently enjoined from directly or indirectly engaging or attempting to engage in any business relating to the purchase or sale of, or offer to purchase or sell, securities (as governed and/or defined by Article 23-A of the General Business Law) or commodities or commodities contracts (as governed and/or defined by Article 23-A of the General Business Law), or the rendering of investment advice, to or from the public as more fully set forth in the Judgment.

d. Gary L. Pilgrim shall pay EIGHTY MILLION DOLLARS ($80,000,000) no later than January 31, 2005 of which SIXTY MILLION DOLLARS ($60,000,000) shall be designated as disgorgement and restitution and TWENTY MILLION DOLLARS ($20,000,000) shall be designated as a civil penalty.

e. Harold J. Baxter shall pay EIGHTY MILLION DOLLARS ($80,000,000) no later than January 31, 2005 of which SIXTY MILLION DOLLARS ($60,000,000)

shall be designated as disgorgement and restitution and TWENTY MILLION DOLLARS ($20,000,000) shall be designated as a civil penalty.

f. Payment and distribution of such disgorgement, restitution and civil penalties by defendants Gary L. Pilgrim and Harold J. Baxter shall be made in accordance with the terms of the Orders Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions Pursuant to Section 8A of the Securities Act, Sections 17A(c)(4)(C) and 21C of the Exchange Act, Sections 203(f) and 203(k) of the Advisers Act, and Sections 9(b) and 9(f) of the Investment Company Act of the United States Securities and Exchange Commission in the Administrative Proceedings styled *In The Matter of Gary L. Pilgrim* and *In The Matter of Harold J. Baxter*, respectively. (Copies of the SEC Orders are attached to the Judgment as Exhibit A.)

g. No payments made or costs incurred by defendants Gary L. Pilgrim and/or Harold J. Baxter pursuant to or in connection with the Judgment shall be borne directly or indirectly by any mutual fund managed or advised by PBA or the investors therein.

h. Defendants Gary L. Pilgrim and Harold J. Baxter shall not, together or alone, seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to the Judgment.

i. Defendants Gary L. Pilgrim and Harold J. Baxter shall comply with all the provisions of the SEC Orders.

j. Defendants Gary L. Pilgrim and Harold J. Baxter shall cooperate with the Attorney General's continuing investigation relating to the subject matter of the Complaint as more fully set forth in the Judgment.

6. Based upon the Attorney General's investigation of this matter, the Attorney General believes that the Judgment represents a fair and equitable resolution of this matter. Defendants have acknowledged and admitted service and receipt of the Summons and Complaint, waived their right to a trial on the merits and to an appeal from the entry of the Judgment, admitted and consented to the jurisdiction and venue of this Court, and agreed to the terms of the Judgment. Entry of the Judgment will allow the Attorney General to enforce the terms of the settlement, which are set forth in the Judgment.

7. No previous application has been made to this or any other court for the relief sought herein.

WHEREFORE, Plaintiff respectfully requests that this Court enter the Judgment.

Dated: New York, New York
November 17, 2004

CHARLES T. CALIENDO
Assistant Attorney General

TAB B.18

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, 17TH FLOOR
BOSTON, MASSACHUSETTS

IN THE MATTER OF:	
PUTNAM INVESTMENT MANAGEMENT, LLC	DOCKET NO. E-2003-061
RESPONDENT.	

CONSENT ORDER

This Consent Order ("Order") is entered into by the Massachusetts Securities Division ("Division") and Putnam Investment Management, LLC ("Respondent" or "Putnam") with respect to the administrative complaint ("Complaint") filed against Putnam in which the Enforcement Section of the Division alleges that the Respondent has violated the Massachusetts Uniform Securities Act, M.G.L. c. 110A ("Act") and the corresponding regulations promulgated thereunder ("Regulations"). The Order is the final settlement of those allegations set forth in the Complaint and specifically excludes any potential violations of the Act arising directly and/or indirectly from Exhibit 9 of the Complaint or in connection with Respondent's mutual fund 12b-1 plans.

On April 8, 2004, Respondent submitted an Offer of Settlement (the "Offer") for the purpose of disposing of only those allegations set forth in the Complaint. Solely for the purpose of settlement, the Respondent admits to the Division's Statements Of Fact set out in the Offer and consents to the entry of this Order. Therefore, the Division sets forth the following facts and legal conclusions:

1. The Division is a department of the Office of the Secretary of the Commonwealth with jurisdiction over matters relating to securities, as provided for by the Act. The Act authorizes the

Division to regulate: (a) the offers and/or sales of securities; (b) those individuals offering and/or selling securities; and (c) those individuals transacting business as broker-dealers and investment advisers within the Commonwealth.

2. The Respondent is a Delaware limited liability company with Massachusetts offices located in Andover, Boston, Franklin, and Norwood. Putnam is an investment adviser with IARD numbers of 106629 and 106631, and affiliates of Putnam act as a broker-dealer and as a transfer agent. Putnam is an investment advisor firm that is registered with the Securities and Exchange Commission ("SEC") and notice filed with the Division. The individual mutual funds for which Putnam and its affiliates provide services are investment companies registered with the SEC and notice filed with the Division.

STATEMENTS OF FACT

BACKGROUND

A. Initiation of Formal Investigation

1. On September 11, 2003, the Division received information from a Putnam registered agent alleging that individual defined contribution/401K plans ("DC/401K") plan participants were moving money excessively between the Putnam International Voyager Fund and the Putnam Stable Value Fund; that Putnam knew of the activity; and had failed to take any action to stop it.

2. The Putnam registered agent further indicated that trades were routinely placed by Boilermakers Local Lodge No. 5 ("Boilermakers") plan participants on a daily basis between 3 and 4 p.m. In fact, according to the information provided by the registered agent, this activity was so prolific that the last hour of the trading day became known internally as "boilermaker hour" at Putnam's Norwood office.

3. He further alleged that he and other Putnam registered agents repeatedly informed their superiors of the excessive exchange activity, only to be told that this was something for senior management to address.

4. Based on this initial information and additional evidence obtained by the Division regarding Putnam's mutual fund practices, the Division forwarded Putnam a subpoena duces tecum for records and authorized a formal investigation into Putnam to determine whether certain business practices had violated provisions of the Act.

CONDUCT

DC/401K PLAN PARTICIPANTS

B. Prospectus Disclosure

5. Putnam is required to provide all prospective mutual fund customers with a copy of the relevant mutual fund prospectus.

6. Since at least January 2000, Putnam's prospectus for the Putnam International Voyager Fund now known as Putnam International Capital Opportunities Fund ("Voyager fund") contained the following language regarding exchanges of mutual fund shares:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise promote the best interest of the fund, the fund imposes a redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number or exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.

7. In a separate section of the Voyager fund prospectus, the prospectus discloses that the fund does not impose this redemption fee for "certain omnibus accounts, including 401(k) plans."

8. Redemption fees were not implemented for DC/401K plans at the same time these fees were implemented for retail accounts.

9. Certain Putnam DC/401K customers were allowed to engage in market timing and excessive short-term trading.

C. Putnam's Failure to Halt Market Timing Activity in DC/401K Plans

10. In 1996, in response to increasing concern regarding market timing, Putnam formed the Market Timing Department ("MTD").

11. According to internal Putnam documents, the purpose of the MTD was to "review available data to determine if specific trading patterns fall within the parameters of the definition of 'abusive or excessive'" and to communicate with the offenders "with regard to market timing issues."

12. The MTD was established to monitor market timing and excessive short-term trading and enforce Putnam's policy against such trading.

13. The MTD procedures for addressing harmful trading behavior by DC/401K plan participants led to failures to mitigate such behavior in certain circumstances as detailed herein. As a result, certain DC/401K plan participants effectively had the ability to market time and make short-term trades without censure or limitation.

14. Until March 2003, the MTD did not have the capability to review participant transaction history and information. Only the plan Relationship Manager ("RM") and other DC plan servicing employees were able to view that information. Consequently, the MTD only became aware of market timing activity within the DC plan if the plan's overall activity triggered one of the general mutual fund flow reports.

15. Putnam's practice with regard to any market timing activity triggered by the DC plans was to send the information to Putnam Retail Management ("PRM"), an affiliate of Putnam, and to the RM for the plan. The MTD's practice did not include following up on referrals made from the MTD regarding the DC plans.

16. A Market Timing Department Functional Narrative dated March 2003 stated. "[t]he role of this department with respect to potential market timing within 401K Plans is basically one of advice. If, based upon a review of the Plan accounts . . . there appears to be market timing within a Plan, we advise Putnam Retail Management of the issue and provide a brief summary of the suspect activity."

17. Prior to 2003, the MTD operational documents did not set forth any procedures regarding narket timing in the DC/401K area.

18. Furthermore, if the RM "agrees that market timing within the Plan appears to be taking place, the DC Contact (depending upon Plan Type) is contacted via e-mail by this department (with PRM copied), provided with the details of the suspect activity, and asked to identify, and follow-up as necessary, those participants that are market timing." Finally, the MTD guidelines state, "[c]ommunications regarding any of these issues with the Plan Sponsor are handled by DC and NOT by this department" (emphasis included in the original).

19. In effect, the MTD procedures allowed the department to pass on any trading or market timing concerns regarding plan participants to the RM without follow up or corrective action and thus, in certain instances, enabled some plan participants to engage in market timing and short-term trading for years without being curtailed.

20. Putnam had the ability to monitor and deter market timing and excessive short-term trading in their DC/401K plans, but failed to do so in some instances.

21. There were no systematic procedures at Putnam to address trading abuses in DC/401K plans identified by the MTD and ensure appropriate resolution.

22. Furthermore, there was no systematic review of such trading abuses in DC/401K plans by the legal or compliance department.

D. Boilermakers Local Lodge No. 5

23. Boilermakers had been a client of Putnam since 1991. Boilermakers is a labor union subject to the Taft-Hartley Act, and therefore the plan it administers for its members is known as a "Taft-Hartley Plan".

24. In response to internal concerns, Putnam reviewed trading activity of the Voyager Fund in March 2000. Boilermakers was identified as one of the accounts in which there appeared to be market timing activity.

25. Since at least December 2002, certain Putnam employees knew about significant market timing activity in the Boilermakers plan. An e-mail regarding the market timing activity states, "The population is now 28 people out of a total plan of 944. This represents 2.9% of the total participants with a balance but represents 20% of the assets. Now this population represents 99% of the exchanges in International Voyager, 99% of the International Growth exchanges, and 98% of the money market exchanges."

26. From January 2000 until September 2003, multiple participants in the Boilermakers plan were trading excessively in their accounts through Putnam.

27. As evidenced by additional e-mails, the volume of exchanges and amount of funds being exchanged were large and should have triggered one or more of the daily reports reviewed by the MTD. Even though Putnam had identified specific plan participants who were market timing,

Putnam failed to take any effective steps to restrict and/or eliminate this short-term trading activity in the Boilemakers plan until 2003.

28. Since at least September 2001, Putnam Dedicated Services Representatives knew of this activity because of the number of telephone calls received from participants in the Boilermakers plan.

29. Certain Dedicated Services Representatives brought this activity to the attention of PRM; however, they were told that any action was the responsibility of Putnam management and they should not concern themselves with the market timing activity of Boilermakers.

30. In spring of 2002, Putnam management told other Services Representatives to track the activity of the Boilermakers, but the Boilermakers' market timing activity continued unabated.

31. In January 2003, the Putnam Market Timing Report listed for the first time that "Boilermakers Local #5" appeared to be market timing.

32. On September 11, 2003, the Division sent its first subpoena regarding market timing and mutual fund practices to Putnam.

33. Putnam subsequently froze the Boilermakers plan's assets and thereafter terminated its relationship with the plan.

E. Joint International Board of Electrical Workers

34. The Boilermakers plan was not the only plan with respect to which Putnam was aware that DC/401K participants were trading excessively.

35. Joint International Board of Electrical Workers ("JIBEW") has been a Putnam client since October 1998. Similar to the Boilermakers plan, the JIBEW plan is also a Taft-Hartley plan.

36. In early 2000, Putnam Dedicated Services Representatives at the Norwood office became aware of excessive market timing and short-term trading activity from the JIBEW plan participants. Certain participants in the JIBEW plan were making frequent trades between the Putnam New Opportunity Fund or Putnam OTC Emerging Growth Fund into the Putnam Stable Value Fund.

37. Despite also having knowledge of the market timing activity and excessive short-term trading by certain JIBEW plan participants, at no time did Putnam inform the plan or take effective steps to promptly halt the trading activity of the JIBEW plan participants.

FUND MANAGERS

F. Failure to Address Improper Employee Trading

38. In the case of employee retirement accounts, prior to 1997 Putnam did not limit and did not monitor employee trading in Putnam mutual funds.

39. Beginning in 1997, Putnam introduced simplified trading privileges for Putnam employees making deferred investment allocations into available Putnam mutual funds. After initial investment allocations were selected, employees were allowed to change their investment elections twice per quarter, but no more than six times per year.

40. By 2003, after initial allocations were selected, Putnam employees were permitted to change their investment elections any number of times throughout the year, but not more than once a day.

41. In 2000, Putnam first became aware of improper trading by employees in their deferred compensation accounts, including by senior portfolio managers.

42. Thereafter, Putnam took some actions designed to educate and warn employees, to monitor trading activity and to tell those employees caught abusing their trading privileges to stop doing so.

43. Although improper trading by certain employees was identified in 2000, it was not completely halted by management and those employees were not subject to disciplinary action.

G. Market Timing and Short-Term Trading by Fund Managers

44. At least six Putnam employees who held decision-making authority at some time within Putnam's funds engaged in market timing or otherwise excessive short-term trading. At least four of the employees were portfolio managers, and at least two of those four were trading in funds they managed or jointly managed.

45. Omid Kamshad ("Kamshad") was a Putnam employee from 1996 to 2003. During a portion of that time, he held the titles of Chief Investment Officer, and Managing Director of International Core Equities. He also managed or helped to manage Putnam's funds, including: International Voyager, Europe Growth and International Growth. Additionally, for a time, Kamshad headed the team that managed International Core Equity portfolios. Kamshad was terminated by Putnam on December 2, 2003.

46. Justin Scott ("Scott") was a Putnam employee from 1988 to 2003. During a portion of that time, he held the titles of Chief Investment Officer and Managing Director of Core Equities. He also managed or helped to manage Putnam's funds, including: International Growth, International Voyager and Global Equity. Additionally, for a time, Scott was a member of Putnam's Management Executive and Capital Markets Committees. Scott was terminated by Putnam on December 2, 2003.

47. Beginning in at least January 2000, these two Putnam portfolio managers engaged in market timing and/or excessive short-term trading in the Putnam funds that they managed.

48. Summaries of trading records attached to the Complaint as Exhibits 10 and 11 show numerous market timing and short-term trades made by both Kamshad and Scott in deferred compensation accounts under their control. These records also show that both Kamshad and Scott traded in funds that they managed or jointly managed.

49. The MTD knew or should have known about market timing and short-term trading activity by certain Putnam employees.

50. On January 25, 2000, a senior member of Putnam's Human Resources Department had a conversation with Kamshad regarding large and frequent movement of funds within Kamshad's personal accounts in and out of the Worldwide Equity Portfolio.

51. A document memorializing this conversation was placed in Kamshad's personnel file on February 18, 2000. Scott was copied on the memo.

52. Although Kamshad was warned about the market timing and short-term trading activity and Scott should have known from reading the Kamshad memorandum that this type of activity was prohibited, neither individual stopped the activity until almost the end of 2000. A limited number of transactions by Kamshad continued until 2003.

53. Both Scott and Kamshad were allowed to keep any profits that they had made and to continue to act as fund managers, and no further sanctions were imposed.

54. In May 2002, Putnam amended its Code of Ethics to include an express prohibition on market timing strategies because such short-term trading was inconsistent with Putnam's belief in long-term investing.

55. Furthermore, between 2000 and 2003, certain other employees engaged in improper trading in violation of Putnam's Code of Ethics and without disciplinary action.

LEGAL CONCLUSIONS

A. Breach of Fiduciary Duty

1. As a registered investment adviser, Putnam has a legal fiduciary duty to act in the best interests of its clients at all times and to place its clients' interests above all others.

2. Fund managers have a legal obligation to adhere to high standards of ethical conduct. Market timing and excessive short-term trading activity was especially inappropriate for employees with money management responsibilities who should have understood the potential economic harm to the funds resulting from this trading.

3. Fund managers have access to material non-public information. As a result, Putnam is required to ensure that fund managers, as well as other high level employees, do not use or trade on this information for their personal gain.

4. Shareholders entrust the fund manager, as an associated person of the Putnam firm, with their savings and reasonably expect that the fund manager will take no action which is against their interests as mutual fund shareholders.

5. Kamshad's and Scott's trading records show scores of trades in the funds that they managed.

6. Putnam failed to adequately address the seriousness of the matter by allowing these fund managers to continue to act as fiduciaries for Putnam shareholders.

B. Management's Failure to Respond and Report Improper Employee Trading

7. Once Putnam discovered the breach of fiduciary duty by its employees, Putnam had an obligation to take appropriate action.

8. The market timing and excessive short term trading by Putnam employees constituted a violation of Putnam's Code of Ethics.

9. Putnam failed to take reasonable steps to stop this activity.

C. Management's Failure to Respond and Report Improper DC/401K Trading

10. In the case of the Boilermakers plan, Putnam did not establish adequate procedures to detect and control market timing or other excessive short-term trading by plan participants, even after it became apparent that certain plan participants were abusing their trading privileges.

11. Putnam failed to take reasonable steps to stop this activity.

VIOLATIONS OF MASSACHUSETTS SECURITIES LAWS

A. *Count I: Violations of § 101*

1. Section 101 of the Act states:

> It is unlawful for any person, in connection with the offer, sale or purchase of any security, directly or indirectly
>
> (1) to employ any device, scheme, or artifice to defraud,
>
> (2) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or
>
> (3) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

2. For one or more of the reasons stated herein, Putnam violated section 101 of the Act.

B. *Count II: Violations of §102*

1. Section 102 of the Act states:

> It is unlawful for any person who receives any consideration from another person primarily for advising the other person as to the value of their securities or their purchase or sale, whether through the issuance of analyses or reports or otherwise
>
> (1) to employ any device, scheme, or artifice to defraud the other person, or

(2) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the other person.

2. For one or more of the reasons stated herein, Putnam violated section 102 of the Act.

THEREFORE, it is hereby ORDERED, by Consent, as follows:

A. The Respondent shall permanently cease and desist from violations of the Act;

B The Respondent shall pay restitution in the amount of $5 million dollars to the Putnam funds for the losses attributable to market timing and excessive short-term trading activity in all Putnam DC/401K plans and losses attributable to market timing and excessive short-term trading by Putnam employees. Putnam shall pay this amount within 30 days of the entry of the Division's Consent Order;

C The Respondent shall retain an Independent Assessment Consultant with the necessary expertise to calculate the appropriate restitution as set forth above in section B. The Division does not object to Respondent retaining the Independent Assessment Consultant specified in the SEC Order dated November 13, 2003 to perform this analysis. As part of this process, the Independent Assessment Consultant will address the matter of restitution for losses incurred as a result of improper DC/401K plan participant trading as well as improper employee trading, identifying any areas where shareholders were harmed and restitution is appropriate;

D In the event that the Independent Assessment Consultant determines that losses attributable to market timing and excessive short-term trading by DC/401K plan participants and Putnam employees are greater than the $5 million dollars outlined in this Offer, Respondent shall make additional restitution up to the total

amount determined by the Independent Assessment Consultant, which additional amount may be set off against the administrative fine described in section (g) herein;

E The Respondent shall retain an Independent Distribution Consultant to develop a distribution plan to distribute fairly and proportionately to the Putnam shareholders the total restitution outlined in sections B, C and D above. The Division does not object if the Respondent utilizes the same Independent Distribution Consultant as is appointed pursuant to the SEC Order dated April 8, 2004;

F Any filings and/or certifications made by the Independent Compliance Consultant pursuant to section 4(f) of the SEC Order dated November 13, 2003 shall also be filed simultaneously with the Division;

G The Respondent shall pay an administrative fine in the amount of $50 million dollars.

H The Respondent shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to any payments made pursuant to any insurance policy, with regard to all amounts that Respondent shall pay pursuant to this Order. Respondent further agrees that it shall not claim, assert, or apply for a tax deduction or tax credit with regard to any state, federal or local tax for any amounts that Respondent shall pay pursuant to this Order;

I If after the entry of this Order, the Respondent fails to comply with any of the terms set forth in the Division's Order, the Enforcement Section may institute an action to have the Offer of Settlement and this Order declared null and void.

Upon issuance of an appropriate Order and after a fair hearing, the Enforcement Section may re-institute the action that had been brought against the Respondent.

WILLIAM FRANCIS GALVIN
SECRETARY OF THE COMMONWEALTH

By: Diane Young-Spitzer
Diane Young-Spitzer
Acting Director
Massachusetts Securities Division
One Ashburton Place, 17th Floor
Boston, Massachusetts

Issued: April 8, 2004.

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, 17TH FLOOR
BOSTON, MASSACHUSETTS 02108

IN THE MATTER OF:	)	
	)	
PUTNAM INVESTMENT MANAGEMENT, LLC	)	DOCKET NO. E-2003-061
	)	
RESPONDENT.	)	
	)	

SUPPLEMENTAL CONSENT ORDER

For good cause shown, the Consent Order entered in this matter on April 8, 2004 (the "Consent Order") is hereby supplemented as follows:

1. All provisions of Putnam's Offer Of Settlement in this matter dated April 8, 2004, are hereby deemed incorporated as part of the Consent Order and further incorporated into this Supplemental Consent Order. All capitalized terms defined in the Consent Order shall have the same meanings in this Supplemental Consent Order.

2. Putnam shall provide to the Division a status report on its compliance with paragraphs "A" through "H" of the Consent Order within 90 days of the date of entry of this Supplemental Consent Order.

3. Putnam may make the payments called for by paragraphs "B," "D" and "G" of the Consent Order as follows:

 a. Putnam shall cause to be delivered to the offices of the Division a check in the amount of $40,000,000 payable to the Commonwealth of Massachusetts within 10 business days of the date of entry of the Consent Order.

 b. Within 10 days of the submission of a final plan of distribution (the "Plan") by the Independent Distribution Consultant referenced in the Securities & Exchange Commission's order relating to Putnam dated April 8, 2004:

 (i) If the Plan calls for Putnam to make restitution in connection with market timing and excessive short-term trading by DC/401K plan participants and Putnam employees in an amount greater than or equal to $15,000,000, Putnam need not make any further payments

to the Division, provided that Putnam makes the restitution payments called for by the Plan.

(ii) If the Plan calls for Putnam to make restitution in connection with market timing and excessive short-term trading by DC/401K plan participants and Putnam employees in an amount less than $15,000,000, Putnam shall cause to be delivered to the offices of the Division a check payable to the Commonwealth of Massachusetts in an amount equal to $15,000,000 less the amount of restitution to be made by Putnam in connection with market timing and excessive short-term trading by DC/401K plan participants and Putnam employees under the Plan, which payment shall constitute a final satisfaction of Putnam's payment obligations to the Division under the Consent Order, provided that Putnam makes the restitution payments called for by the Plan.

c. Nothing herein shall be deemed to relieve Putnam of any part of its obligation to make restitution in connection with market timing and excessive short-term trading by DC/401K plan participants and Putnam employees in whatever amount may be required by the determinations of the Independent Assessment Consultant and the Independent Distribution Consultant.

WILLIAM FRANCIS GALVIN
SECRETARY OF THE COMMONWEALTH

By: [signature]
Diane Young-Spitzer
Acting Director
Massachusetts Securities Division
One Ashburton Place, 17th Floor
Boston, Massachusetts

Issued: April 15, 2004

2004 APR 15 PM 3:57

TAB B.19

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 2192 / November 13, 2003

INVESTMENT COMPANY ACT OF 1940
Release No. 26255 / November 13, 2003

ADMINISTRATIVE PROCEEDING
File No. 3-11317

In The Matter of PUTNAM INVESTMENT MANAGEMENT, LLC Respondent.	: ORDER MAKING FINDINGS AND : IMPOSING PARTIAL RELIEF, INCLUDING : A FINAL CENSURE, REMEDIAL : UNDERTAKINGS AND A CEASE-AND- : DESIST ORDER PURSUANT TO SECTIONS : 203(e) AND 203(k) OF THE INVESTMENT : ADVISERS ACT OF 1940 AND SECTIONS : 9(b) AND 9(f) OF THE INVESTMENT : COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") instituted administrative and cease and desist proceedings pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Putnam Investment Management, LLC ("Putnam" or "Respondent") on October 28, 2003.

II.

Respondent has submitted an Offer of Settlement ("Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings and the findings contained in paragraphs 1 and 4 of Section III below, which are admitted, Respondent consents to the entry of this Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease-and-Desist Order Pursuant To Sections 203(e) and 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Overview

1. This is a proceeding against Putnam Investment Management LLC, a registered investment adviser located in Boston, Massachusetts. Putnam manages the Putnam Family of Funds, a complex of mutual funds.

2. Beginning in at least 1998, at least six Putnam employees who worked as investment management professionals engaged in excessive short-term trading of Putnam mutual funds in their personal accounts. Four of those employees engaged in such trading in funds over which they had investment decision-making responsibility and had access to non-public information regarding, among other things, current portfolio holdings, valuations and transactions not readily available to all fund shareholders. Short-term trading of mutual fund shares can adversely affect mutual fund shareholders because, among other things, it can dilute the value of their shares, raise transaction costs for the fund, disrupt a fund's stated portfolio management strategy, require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Short-term trading can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term performance. Consequently, mutual fund managers such as Putnam, among other things, often maintain policies and procedures to detect and prevent short-term trading.

3. By at least early 2000, Putnam became aware that several investment management employees were engaging in potentially self-dealing short-term trading of mutual fund shares in their personal accounts. However, Putnam failed to disclose this potentially self-dealing securities trading to the boards of the mutual funds it managed and to the funds' shareholders. Moreover, Putnam also failed to take adequate steps to detect and deter such trading activity through its own internal controls and its supervision of investment management professionals. By virtue of this conduct, Putnam violated its fiduciary duties to Putnam's family of mutual funds in violation of, among other things, the antifraud provisions of the Advisers Act.

Respondent

4. **Putnam Investment Management LLC** (File No. 801-7974), a Delaware limited liability company, is an indirect wholly-owned subsidiary of Putnam Investment Management Trust, which is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMCI"). MMCI is a publicly-owned holding company traded on the New York Stock Exchange, whose operating subsidiaries are international insurance brokers, investment

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

managers, and management consultants. Putnam Investment Management LLC is the investment adviser for the Putnam Family of Funds and is the sub-adviser to 38 unaffiliated institutional portfolios. As of September 30, 2003, Putnam managed approximately $272 billion.

Other Relevant Persons

5. **Justin M. Scott**, age 46, joined Putnam in 1988. Scott was managing director and chief investment officer of the International Equities Group for Putnam. Previously, he was an executive director and portfolio manager with Lazard Investors in London, England from 1981 to 1988. Scott is a resident of Marblehead, Massachusetts.

6. **Omid Kamshad**, age 41, joined Putnam in 1996. During the relevant time period, he served as managing director and chief investment officer of the International Core Equity Group for Putnam. Before joining Putnam, Kamshad worked at a number of investment firms as a portfolio manager and director of European equities. Kamshad is a resident of Weston, Massachusetts.

Background

7. Between 1998 and 2003, Justin M. Scott, managing director and chief investment officer of the International Equities Group, and Omid Kamshad, managing director and chief investment officer of the International Core Equity Group, engaged in repeated short-term trading of Putnam mutual funds. Both Scott and Kamshad engaged in short-term trading in their personal accounts of mutual funds over which they had investment decision-making responsibility and about which they had access to non-public information regarding, among other things, current portfolio holdings, valuations and transactions not readily available to all fund shareholders.

8. In addition, four other Putnam employees also engaged in excessive short-term trading of Putnam funds in their personal accounts. Two of these employees, like Scott and Kamshad, traded in funds over which they had investment decision-making responsibility and access to non-public information regarding, among other things, current portfolio holdings, valuations and transactions not readily available to all fund shareholders. In total, between 1998 and 2003, short-term trading by these six employees generated more than $1 million in gross personal gains.

9. Until 2000, these employees' short-term trading went unchecked by Putnam altogether, which had minimal controls in place to detect and deter such trading. Even after Putnam imposed some controls on employee trading in 2001, Kamshad continued to make short-term exchanges without being warned, let alone stopped, by Putnam.

10. Putnam has known since at least 2000 that certain of its investment professionals were engaging in short-term trading of Putnam funds in their personal accounts. Yet, until on or

about October 24, 2003, Putnam failed to disclose these potentially self-dealing transactions to fund boards and to fund shareholders.

11. On or about October 24, 2003, Putnam issued a press release disclosing the employee trading for the first time: That release stated that Putnam was aware of:

> . . . short-term trading activity by a small number of our own employees which we had detected in 2000. Some of this activity appears to have been market timing. In some cases, the activity involved investment professionals trading in funds under their supervision

<u>Omid Kamshad's Short-Term Trading</u>

12. Kamshad was chief investment officer for international equity at Putnam since early 2002. During the relevant time period, he was a portfolio manager for at least seven mutual funds whose portfolios contained international securities. By virtue of his position at Putnam, Kamshad had access to non-public information regarding, among other things, current portfolio holdings, valuations and transactions not readily available to all fund shareholders.

13. Between 1998 and 2003, Kamshad engaged in at least 38 "round trip" trades of Putnam funds, including at least four funds he participated in managing.[2] In these "round trip" trades, Kamshad sold shares an average of only 13 trading days after purchasing shares in a fund and often sold shares only three or fewer trading days after purchases. As a result of his short-term trading, Kamshad realized hundreds of thousands of dollars in gains. Kamshad typically traded hundreds of thousands of dollars worth of fund shares, and on at least one occasion, the value of his short-term trade exceeded $1 million.

14. In January 2000, senior Putnam executives learned of "large and frequent movement" of Putnam funds by Kamshad, who at the time served as lead portfolio manager on Putnam's International Equity and Europe Equity funds. At that time, Kamshad's trading came to the attention of senior managers in Putnam's retirement plan group. On January 25, 2000, the director of Putnam's employee relations and staffing unit discussed with Kamshad his frequent trading, and Kamshad said he would cease that type and level of activity. On February 18, 2000, the director issued a memorandum to the file confirming this conversation.

[2] A round trip trade is one in which the employee bought and then sold mutual fund shares. The actual number of round trip trades was much larger because Kamshad, Scott and other employees often traded in multiple personal accounts on the same days. For example, if Kamshad purchased mutual fund shares and then sold shares two days later, that transaction is alleged herein to be one round trip trade, even though he may have spread the purchase and sale over two or three different personal accounts on those days.

15. Following this discussion, Kamshad continued to engage in short-term trading in Putnam funds. Between February and April 2000, Kamshad made at least nine more round trip trades.

16. Subsequently, in mid-2000, a senior executive at Putnam held a meeting with investment professionals in which he stated that Putnam employees must not engage in short-term trading in Putnam funds and told them that their trading must be beyond reproach. Kamshad, like other Putnam portfolio managers, attended this meeting.

17. Despite the admonitions at that meeting, Kamshad again continued to engage in short-term trading. Between August 2000 and September 2000, he made seven more round trip trades. As recently as March 2003, Kamshad purchased more than $850,000 worth of shares in Europe Equity, a fund on which he was the lead manager. Four trading days later, he sold Europe Equity shares, garnering a profit of more than $79,000. In total, Kamshad engaged in at least 20 short-term round trip trades after he was warned about his conduct.

Justin M. Scott's Short-Term Trading

18. Scott was chief investment officer of the international equities group at Putnam. During the relevant time period, he was a portfolio manager for at least five mutual funds whose portfolios contained international securities. By virtue of his position at Putnam, Scott had access to non-public information regarding, among other things, current portfolio holdings, valuations and transactions not readily available to all fund shareholders.

19. Between 1998 and 2000, he engaged in approximately 35 round trip trades in Putnam funds, including funds he participated in managing. In 2000 alone, Scott engaged in at least 12 trades in which he bought and sold mutual fund shares on consecutive days. As a result of his short-term trading, Scott realized hundreds of thousands of dollars in gains. Scott often traded millions of dollars worth of mutual fund shares.

20. On February 18, 2000, Scott, a superior to Kamshad, was copied on a memorandum regarding Kamshad's short-term trading. The memorandum, which addresses the warning given to Kamshad in January 2000, makes clear that short-term trading in large amounts was "inconsistent with our tolerances for standard mutual fund clients." Indeed, as of March 2000, Putnam's Intranet advised employees, among other things, that "[e]xcessive exchanges by a relatively small number of individuals among a number of Putnam's funds have had a detrimental effect on the long-term shareholders of those funds."

21. Nonetheless, Scott continued to engage in short term trades. Between March and May of 2000, Scott made more than 20 round trip trades, including 10 "next day" round trip trades in Putnam funds.

Other Employee Trading

22. Other Putnam employees also engaged in improper market timing and other short-term trading of Putnam funds in their personal accounts. Between 2000 and 2001, a Putnam analyst and member of portfolio management teams of international funds, made approximately 49 round trip trades of Putnam mutual funds, including funds for which he had some responsibility. During the period 2000 to 2002, an international fund portfolio manager made approximately 45 round trip trades of Putnam mutual funds, including at least one fund in which she participated in managing. During the period 2000 to 2003, a co-manager of certain Putnam funds made approximately 36 round trips of Putnam mutual funds, although none appear to have been in funds he managed. Finally, in 2000, an equities analyst made approximately 48 round trip trades of Putnam mutual funds.

Putnam Lacks Controls Dedicated to
Detecting and Deterring Short-Term Trading By Employees

23. Although Putnam has engaged in some efforts to detect and deter short term trading in its complex of funds, these efforts failed to prevent its own employees from engaging in short-term trading in Putnam funds.

24. In 1999, Putnam set up a staff of market timing analysts responsible for monitoring and preventing short-term trading activity at Putnam. This department, colloquially referred to as the "market timing police," was typically staffed by two or three analysts. The market timing police relied on several "screens" that were intended to analyze trading activity and alert Putnam to possible market timing activity.

25. Until 2000, however, there were minimal controls against short-term trading by Putnam's own employees in their Putnam retirement or compensation plans. In particular, there were little or no direct controls dedicated to preventing market timing by investment professionals in funds over which they had management responsibility. Even after 2000, Putnam's system for detecting and preventing market timing by its own employees was fundamentally flawed because it only monitored for market timing during one quarter of a given year, leaving more than nine months of every calendar year without any monitoring whatsoever.

26. In early 2000, Kamshad's trading came to the attention of the market timing police, who then relayed it to the Putnam group that oversees Putnam's own retirement and compensation plans. Until October 2003, however, no disciplinary action was taken against any employee for engaging in market timing or other short-term trading. Until October 2003, Putnam and its portfolio managers did not inform fund boards or fund shareholders of the improper employee trading.

27. Instead, Putnam attempted to address the problem in mid-2000 by holding a meeting of high-level staff, in which senior investment professionals were told not to engage in excessive short-term trading.

28. In 2001, Putnam implemented a control designed to detect and curb fund timing by all Putnam employees. Beginning in 2001, Putnam conducted an annual review of employee trading frequency. However, the review process focused only on one fiscal quarter's worth of trades in Putnam's 401(k) and compensation plans each year. By design, the review could not capture market timing by an employee unless the trading occurred during the one quarter that was selected. Moreover, trading would be examined only if Putnam detected at least eight trades in the quarter. No special scrutiny was given to portfolio managers or other investment professionals.

29. If market timing was detected, the employee was issued written warnings stating that the employee risked losing their exchange privileges in the future if the trading activity did not stop. Even for employees who received warning letters, however, Putnam failed to review trading activity again for one year.

30. In April 2002 -- two years after first learning of market timing by investment professionals in funds they helped manage -- Putnam amended its Code of Ethics to include a prohibition on employee market timing of Putnam funds. At no time, even after amending its Code of Ethics, did Putnam disclose the employee market timing to fund boards or to fund shareholders, until the October 2003 press release described above.

Violations

31. As a result of the conduct described in section III above, Putnam willfully violated Sections 206(1) and 206(2) of the Advisers Act in that it, while acting as an investment adviser, employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, Putnam knowingly, recklessly, and/or negligently failed to disclose to the boards of mutual funds it managed that certain investment management professionals were engaging in potentially self-dealing short-term securities trading. Accordingly, Putnam willfully violated Sections 206(1) and 206(2) of the Advisers Act.

32. As a result of the conduct described in section III above, Putnam willfully violated Section 204A of the Advisers Act in that it, while acting as an investment adviser, failed to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser's business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser. Putnam failed to take adequate steps to detect and deter short-term trading of Putnam funds by its portfolio managers and other investment professionals who had access to non-public information regarding, among other things, current portfolio holdings, valuations and

transactions not readily available to all fund shareholders. Accordingly, Putnam willfully violated Section 204A of the Advisers Act.

33. Rule 17j-1(c), promulgated under Section 17(j) of the Investment Company Act, requires every registered investment company, and its investment adviser, to, among other things, use reasonable diligence and institute procedures reasonably necessary to prevent violations of their code of ethics. After prohibiting market timing in its code of ethics in 2002, Putnam failed to use reasonable controls to monitor and detect such activity by its employees. Accordingly, Putnam willfully violated Section 17(j) of the Investment Company Act and Rule 17j-1(c) thereunder.

34. As a result of the conduct described in section III above, Putnam failed reasonably to supervise certain employees, including Scott and Kamshad, who were persons subject to Putnam's supervision, with a view to preventing their violations of Sections 206(1) and 206(2) of the Advisers Act. Putnam failed to adopt and implement procedures reasonably designed to detect or prevent the violations of Scott, Kamshad and other employees. Accordingly, Putnam failed reasonably to supervise within the meaning of Section 203(e)(6) of the Advisers Act.

35. In determining to accept the Offer, the Commission considered cooperation afforded the Commission staff by Putnam during its investigation.

<u>Certain Remedial Efforts and Undertakings by the Putnam Funds</u>

36. In determining to accept the Offer, the Commission considered the fact that the independent Trustees of the Putnam funds have undertaken a special investigation of matters related to late trading and market timing. In determining to accept the Offer, the Commission further considered the following efforts voluntarily undertaken by the Putnam funds:

a. The Putnam funds will operate in accordance with the following governance policies and practices, which the funds have represented are currently in effect:

i. no more than 25 percent of the members of the board of Trustees of any Putnam fund will be persons who either (a) were directors, officers or employees of Putnam at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the fund or of Putnam. In the event that the board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent Trustee, the independent Trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

ii. no chairman of the board of Trustees of any Putnam fund will either (a) have been a director, officer or employee of Putnam at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of the fund or of Putnam; and

iii. any person who acts as counsel to the independent Trustees of any Putnam fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act and will not have any employment, consultant, attorney-client, auditing or other professional relationship with Putnam.

b. The board of Trustees will continue to maintain separate committees primarily dedicated to the oversight of the investment operations of particular categories of funds. Persons who either (a) were directors, officers or employees of Putnam at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the fund or of Putnam will not comprise a majority of, or serve as chairman of, any such committee. Each such committee will, among its duties, identify any compliance issues that are unique to the category of funds under its review and work with the appropriate board committees (e.g. the Audit and Pricing Committee) to ensure that any such issues are properly addressed.

c. No action will be taken by the board of Trustees or by any committee thereof unless such action is approved by a majority of the members of the board of Trustees or of such committee, as the case may be, who are not either (i) persons who were directors, officers of employees of Putnam at any point during the preceding 10 years or (ii) interested persons, as defined in the Investment Company Act, of the fund or of Putnam. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent Trustees of a fund is not approved by the full board of Trustees, the fund will disclose such proposal and the related board vote in its shareholder report for such period.

d. Commencing in 2004 and not less than every fifth calendar year thereafter, each Putnam fund will hold a meeting of shareholders at which the board of Trustees will be elected.

e. Each Putnam fund will designate a member of the independent administrative staff reporting to its board of Trustees as being responsible for assisting the board of Trustees and any of its committees in monitoring compliance by Putnam with the federal securities laws, its fiduciary duties

to fund shareholders and its Code of Ethics in all matters relevant to the operation of the Putnam funds. The duties of this staff member will include reviewing all compliance reports furnished to the board of Trustees or its committees by Putnam, attending meetings of Putnam's Internal Compliance Controls Committee to be established pursuant to Putnam's undertakings set forth in Part IV below, serving as liaison between the board of Trustees and its committees and the Chief Compliance Officer of Putnam, making such recommendations to the board of Trustees regarding Putnam's compliance procedures as may appear advisable from time to time, and promptly reporting to the board of Trustees any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

IV.

In view of the foregoing, the Commission deems it appropriate in the public interest and for the protection of investors to impose the sanctions agreed to in Putnam's Offer. Accordingly, it is hereby ORDERED, effective immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, Putnam is hereby censured; and

B. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Putnam shall cease and desist from committing or causing any violations and any future violations of Sections 204A, 206(1) and 206(2) of the Advisers Act and Rule 17j-l(c), promulgated under Section 17(j) of the Investment Company Act.

Undertakings

C. Employee Trading Restrictions. Putnam (which for this purpose includes any broker-dealer affiliate that acts as principal underwriter for any of the open-end mutual funds advised by Putnam) shall comply with the following undertakings:

1. Putnam shall require, from and after January 1, 2004, that all Putnam employees placing purchase orders in shares of open-end funds in the Putnam group of investment companies ("Putnam funds") or seeking to redeem or exchange shares of Putnam funds purchased after January 1, 2004 to place such orders through Putnam. Putnam shall add the foregoing requirement to the Code of Ethics maintained by Putnam pursuant to Rule 17j-1 under the

Investment Company Act of 1940. Putnam shall use its best efforts to cause its employees to transfer any shares in Putnam funds held in accounts outside of Putnam to accounts maintained at Putnam. other than retirement, pension, deferred compensation and similar accounts required to be maintained by third party administrators.

"Putnam employee" includes members of the immediate family of a Putnam employee who share the same household as the Putnam employee or for whom the Putnam employee has investment discretion ("family member"), any trust in which a Putnam employee or family member is a trustee with investment discretion and in which such Putnam employee or any family member are collectively beneficiaries, any closely-held entity (such as a partnership, limited liability company or corporation) in which a Putnam employee and his or her family members hold a controlling interest and with respect to which they have investment discretion, and any account (including any retirement, pension, deferred compensation or similar account) in which a Putnam employee or family member has a substantial economic interest and over which said Putnam employee or family member exercise investment discretion.

2. Putnam shall require all Putnam employees to hold any investments they may make in Putnam funds, excluding taxable and tax-exempt money market funds and other short term domestic fixed income funds designed to permit short term investment, for a minimum of 90 calendar days. Putnam's Code of Ethics Oversight Committee may grant exceptions to this 90-day holding period as a result of death, disability or other special circumstances (such as automatic investment and withdrawal programs and periodic rebalancing), all as determined from time to time by such Committee. Putnam shall ensure that any exceptions from the 90-day holding period granted by Putnam's Code of Ethics Oversight Committee are reported to the independent Trustees of the Putnam funds with such frequency as such Trustees request. Putnam shall add the foregoing holding period requirement to the Code of Ethics maintained by Putnam pursuant to Rule 17j-1 under the Investment Company Act.

3. Putnam shall require all Putnam investment employees to hold any investments they may make in Putnam funds or in other registered funds for which Putnam acts as an investment adviser for which they have sole or shared supervisory or portfolio management

responsibility, excluding taxable and tax-exempt money market funds and other short term domestic fixed income funds designed to permit short term investment, for a minimum of one year. Putnam's Code of Ethics Oversight Committee may grant exceptions to this one-year holding period as a result of death, disability or other special circumstances (such as automatic investment and withdrawal programs and periodic rebalancing), all as determined from time to time by such Committee. Putnam shall ensure that any exceptions from the one-year holding period granted by Putnam's Code of Ethics Oversight Committee are reported to the independent Trustees of the Putnam funds with such frequency as such Trustees request. Putnam shall add the foregoing holding period requirement to the Code of Ethics maintained by Putnam pursuant to Rule 17j-1 under the Investment Company Act.

For purposes of the foregoing undertaking, "Putnam investment employee" includes all employees of Putnam's Investment Division, all other employees who, in connection with their regular duties, have access to information regarding portfolio holdings, valuations and transactions, and members of the immediate family of all such employees who share the same household as the Putnam investment employee or for whom the Putnam investment employee has investment discretion ("family member"), any trust in which a Putnam investment employee or family member is a trustee with investment discretion and in which such Putnam investment employee or any family member are collectively beneficiaries, any closely-held entity (such as a partnership, limited liability company or corporation) in which a Putnam investment employee and his or her family members hold a controlling interest and with respect to which they have investment discretion, and any account (including any retirement, pension, deferred compensation or similar account) in which a Putnam investment employee or family member has a substantial economic interest and over which said Putnam investment employee or family member exercise investment discretion.

4. To the extent any Putnam employee is granted an exception to the holding periods pursuant to sections IV.C.2 and IV.C.3 above, Putnam shall take all actions necessary to permit the application by the Putnam funds of a redemption fee on any exchange within 90 days by such employee in an amount equal to that imposed on any

similarly situated investors and in no event less than 1.00% of the total redemption amount (calculated at market value).

D. Employee Trading Compliance. Putnam (which for this purpose includes any broker-dealer affiliate that acts as principal underwriter for any of the open-end mutual funds advised by Putnam) shall comply with the following undertakings:

1. Putnam shall require that employee trading compliance be reviewed by Putnam's Chief Compliance Officer or a member of his or her staff and that employee trading compliance violations be reported to the Code of Ethics Oversight Committee for the imposition of an appropriate sanction. The minimum sanction for an initial violation shall be disgorgement of any profit on a redemption from a Putnam fund that is made prior to the expiration of either the 90-day or the one-year holding period, whichever is applicable. Putnam shall add the foregoing sanction provision to the Code of Ethics maintained by Putnam pursuant to Rule 17j-1 under the Investment Company Act. Putnam shall provide a report of any compliance sanctions with respect to either the 90-day or one-year holding periods to the independent Trustees of the Putnam funds with such frequency as the Trustees of such funds request, and in any event at least quarterly.

2. Putnam shall use its reasonable best efforts to build within a reasonable time following the date of this Order an automated system that will prevent on a pre-trade basis redemptions by Putnam employees from their investments in Putnam funds that are maintained on Putnam's recordkeeping systems before expiration of the 90-day or one-year holding periods, as applicable.

3. Putnam shall transfer responsibility for employee trading compliance from the Putnam Human Resources Department to the Putnam Legal and Compliance Department under the supervision of Putnam's Chief Compliance Officer, and shall complete said transfer by no later than December 31, 2003.

4. Putnam shall establish and staff a full-time senior-level position whose responsibilities shall be principally concerned with compliance matters related to personal investing by Putnam employees. This officer will report directly to the Chief Compliance Officer of Putnam.

5. Putnam shall require the Chief Compliance Officer of Putnam to report to the independent Trustees of the Putnam funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent Trustees may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable Trustee) shall be reported promptly.

6. Putnam shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

 a. Putnam shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the Putnam Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives of Putnam's operating businesses. Putnam shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. Putnam shall report on issues arising under the Code of Ethics, including all violations thereof, to the Audit Committee of the Trustees of the Putnam funds with such frequency as the Audit Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

 b. Putnam shall establish an Internal Compliance Controls Committee to be chaired by Putnam's Chief Compliance Officer, which Committee shall have as its members senior executives of Putnam's operating businesses. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent staff of the Trustees of the Putnam funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of Putnam, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Audit Committee of the Trustees of the Putnam funds with such frequency as the independent Trustees of such funds may instruct, and in any

event at least quarterly. Putnam shall also provide to the Audit Committee of Marsh & McLennan Companies, Inc. the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Audit Committee of the Putnam funds.

7. Putnam shall establish a corporate ombudsman to whom Putnam employees may convey concerns about Putnam business matters that they believe implicate matters of ethics or questionable practices. Putnam shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent Trustees of the Putnam funds. Putnam shall also review matters brought to the attention of the ombudsman, along with any resolution of such matters, with the independent Trustees of the Putnam funds with such frequency as the independent Trustees of such funds may instruct.

E. Restitution. Putnam shall also comply with the following undertakings:

1. Putnam shall retain, within 30 days of the date of entry of the Order, the services of an Independent Assessment Consultant acceptable to the staff of the Commission and the independent Trustees of the Putnam funds. The Independent Assessment Consultant's compensation and expenses shall be borne exclusively by Putnam. The Independent Assessment Consultant shall calculate the monetary amounts necessary to fairly compensate Putnam funds' shareholders for losses attributable to excessive short-term trading and market timing trading activity by Putnam employees according to a methodology developed in consultation with Putnam and acceptable to the staff of the Commission and the independent Trustees of the Putnam funds. Putnam shall cooperate fully with the Independent Assessment Consultant and shall provide the Independent Assessment Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

2. At the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Assessment Consultant shall submit to Putnam and the staff of the Commission an Assessment Report stating the determinations and

calculations called for by subparagraph IV.E.1 of these undertakings.

3. The determinations and calculations of the Independent Assessment Consultant shall be binding unless, within 150 days after the date of entry of the Order, Putnam or the staff of the Commission advises, in writing, the Independent Assessment Consultant of any determination or calculation from the Assessment Report that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

4. With respect to any determination or calculation with which Putnam or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event that Putnam and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Assessment Consultant shall be binding.

5. Within 195 days of the date of entry of the Order, Putnam shall take all necessary and appropriate steps to compensate the funds' shareholders in accordance with the binding determinations and calculations reached in accordance with the procedure set forth above.

6. The Independent Assessment Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Assessment Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent Trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

F. Independent Compliance Consultant. Putnam shall also comply with the following undertakings:

1. Putnam shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant acceptable to the staff of the Commission and the independent Trustees of the Putnam funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by Putnam or its affiliates. The Independent Compliance Consultant shall conduct a comprehensive review of Putnam's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Putnam and its employees. This review shall include, but shall not be limited to, a review of Putnam's market timing controls across all areas of its business, a review of the Putnam funds' pricing practices that may make those funds vulnerable to market timing, and a review of the Putnam funds' utilization of short term trading fees and other controls for deterring excessive short term trading. Putnam shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

2. At the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Compliance Consultant shall submit a Report to Putnam, the Trustees of the Putnam funds, and the staff of the Commission. The Report shall address the issues described in subparagraph IV.F.1 of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of Putnam and the Putnam funds, and a procedure for implementing the recommended changes in or improvements to Putnam's policies and procedures.

3. Putnam shall adopt all recommendations with respect to Putnam contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, Putnam shall in writing advise the Independent Compliance Consultant, the Trustees of the Putnam funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect

to any recommendation that Putnam considers unnecessary or inappropriate. Putnam need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

4. As to any recommendation with respect to Putnam's policies and procedures on which Putnam and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event Putnam and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, Putnam will abide by the determinations of the Independent Compliance Consultant.

5. Putnam (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the independent Trustees and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Trustees or the Commission.

6. The Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent Trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

G. Periodic Compliance Review. Commencing in 2005, and at least once every other year thereafter, Putnam shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of Putnam. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning Putnam's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by Putnam and its employees in connection with their duties and activities on behalf of and related to the Putnam funds. Each such report shall be promptly delivered to Putnam's Internal Compliance Controls Committee and to the Audit Committee of the board of Trustees of each Putnam fund.

H. Certification. No later than twenty-four months after the date of entry of the Order, the chief executive officer of Putnam shall certify to the Commission in writing that Putnam has fully adopted and complied in all material respects with the undertakings set forth in this section IV and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

I. Recordkeeping. Putnam shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of Putnam's compliance with the undertakings set forth in this section IV.

J. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

K. Other Obligations and Requirements. Nothing in this Order shall relieve Putnam or any Putnam fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

Civil Money Penalties and Other Monetary Relief

L. In addition to the payment of restitution called for by section IV.E herein, Putnam shall pay a civil money penalty and other monetary relief, if any, in an amount to be determined either through a settlement or, if no settlement is reached, in an amount to be determined after a hearing. At that hearing, the issues will be limited to determining the appropriateness and amount of any such civil money penalty and other monetary relief.

For purposes of the hearing, Putnam will be precluded from arguing that it did not violate the federal securities laws in the manner described herein, and the findings contained herein shall be accepted as and deemed true by the hearing officer. Without contesting the facts contained herein, either party shall be allowed to present evidence relating to the factors set forth in Section 203(i) of the Advisers Act and to present additional evidence relevant to the determination of what amount of civil money penalty or other monetary relief is appropriate. Furthermore, at that hearing, Putnam may not challenge the validity of its Offer or this Order.

By the Commission.

Jonathan G. Katz
Secretary

Service List

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Imposing Partial Relief, Including Final Remedial Undertakings and a Cease and Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order") on each person named as a party in the Order and their legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
901 E Street, N.W. 10th Floor
Washington, DC 20549-1106

Honorable James T. Kelly
Administrative Law Judge
Securities and Exchange Commission
901 E Street, N.W. 10th Floor
Washington, DC 20549-1106

Ian D. Roffman, Esq.
Philip C. Koski, Esq.
Boston District Office
Securities and Exchange Commission
73 Tremont Street, 6th Floor
Boston, MA 02108

Kenneth R. Lench, Esq.
Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0809

Putnam Investment Management, LLC
c/o Michael E. Defao
Vice President & Sr. Regulatory Counsel
One Post Office Square
Boston, MA 02109

James R. Carroll. Esq.
Skadden. Arps. Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
(Counsel to Putnam Investment Management, LLC)

TAB B.20

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 2226 / April 8, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26412 / April 8, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11317

In The Matter of PUTNAM INVESTMENT MANAGEMENT, LLC Respondent.	ORDER MAKING FINDINGS AND IMPOSING SUPPLEMENTAL REMEDIAL SANCTIONS PURSUANT TO SECTION 203(e) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTION 9(b) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") instituted administrative and cease-and-desist proceedings pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Putnam Investment Management, LLC ("Putnam" or "Respondent") on October 28, 2003. On November 13, 2003 the Commission entered an Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease-and-Desist Order Pursuant To Sections 203(e) and 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act ("Partial Settlement Order"), which remains in full force and effect.

II.

Respondent has submitted an Offer of Settlement ("Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings and the findings contained in paragraphs 1 and 4 of Section III of the Partial Settlement Order, which are admitted, Respondent consents to the entry of this Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant To

Section 203(e) of the Advisers Act and Section 9(b) of the Investment Company Act ("Order"), as set forth below. This Order supplements, but does not supersede, the Partial Settlement Order; provided, however, that to the extent deadlines in this Order and the Partial Settlement Order may conflict, Putnam shall be required to comply with the deadlines imposed by this Order.

III.

A. The findings set forth in Section III of the Partial Settlement Order are hereby incorporated by reference as though fully set forth herein.

B. In determining to accept the Offer, the Commission considered cooperation afforded the Commission staff by Putnam during its continuing investigation and Putnam's agreement to pay a separate $50 million penalty to resolve an enforcement proceeding brought by the Massachusetts Securities Division that alleged, in part, conduct identical to that found in the Partial Settlement Order.

IV.

In view of the foregoing, the Commission deems it appropriate in the public interest and for the protection of investors to impose the sanctions agreed to in Putnam's Offer in addition to the sanctions set forth in the Partial Settlement Order. Accordingly, it is hereby ORDERED, effective immediately, that:

A. Disgorgement and Civil Money Penalty. Putnam shall, within 10 days of the entry of this Order, pay $5 million in disgorgement plus a civil money penalty of $50 million for a total payment of $55 million. Such payment shall be: (a) made by United States postal money order or wire transfer, certified check, bank cashier's check or bank money order; (b) made payable to the Securities and Exchange Commission; (c) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (4) submitted under cover letter that identifies Putnam as a Respondent in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to David P. Bergers, Associate District Administrator, Boston District Office, Securities and Exchange Commission, 73 Tremont Street, Suite 600, Boston, Massachusetts, 02108-3912. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the

government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Putnam agrees that it shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by Putnam ("Putnam Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Putnam agrees that it shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Putnam Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Putnam in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Putnam by or on behalf of one or more investors based on substantially the same facts as those set forth in the Partial Settlement Order.

Undertakings

B. Distribution of Disgorgement and Penalty

1. Putnam shall retain, within 10 days of the date of entry of the Order, the services of an Independent Distribution Consultant acceptable to the staff of the Commission and the independent Trustees of the Putnam funds. The Independent Distribution Consultant may be, but is not required to be, the same person as the Independent Assessment Consultant contemplated by Section IV.E of the Partial Settlement Order. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by Putnam. Putnam shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

 a. Putnam shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of all of the $55 million in disgorgement and penalty, and any interest or earnings thereon, according to a methodology developed in consultation with Putnam and acceptable to the staff of the Commission and the independent Trustees of the Putnam funds. The Distribution Plan shall provide for investors to receive, in

order of priority, (i) their aliquot share of losses as calculated by the Independent Assessment Consultant pursuant to Section IV.E of the Partial Settlement Order, and (ii) a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing.

b. The restitution amount that Putnam is required to pay pursuant to Section IV.E.5 of the Partial Settlement Order shall be paid out of the payments required by Section IV.A herein. In the event that the Independent Assessment Consultant determines that full restitution under Section IV.E. of the Partial Settlement Order would require a payment of more than $10 million, Putnam agrees that it shall make an additional payment of the amount above $10 million. Payment of such amount shall be made in the manner provided in Section IV.A herein for inclusion in the Fair Fund within 15 days of the final determination of the Independent Assessment Consultant that full restitution would require a payment of more than $10 million.

2. Putnam shall require that the Independent Distribution Consultant submit a Distribution Plan to Putnam and the staff of the Commission no more than 100 days after the date of entry of the Order.

3. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, Putnam or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

4. With respect to any determination or calculation with which Putnam or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Putnam and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

5. Within 175 days of the date of entry of this Order, Putnam shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 610 [17 C.F.R. § 201.610] of the Commission's Rules of Practice. Following a Commission order approving a final plan of disgorgement, as provided in Rule 613 [17 C.F.R. § 201.613] of the Commission's Rules of Practice, Putnam shall require that the Independent Distribution Consultant, with Putnam, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

6. Putnam shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Putnam shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent Trustees and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Putnam, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

C. <u>Deadlines</u>. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

By the Commission.

Jonathan G. Katz
Secretary

By: Margaret H. McFarland
Deputy Secretary

Service List

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant to Section 203(e) of the Investment Advisers Act of 1940 And Section 9(b) of the Investment Company Act of 1940 ("Order") on each person named as a party in the Order and their legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1106

Honorable James T. Kelly
Administrative Law Judge
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1106

Ian D. Roffman, Esq.
Philip C. Koski, Esq.
Boston District Office
Securities and Exchange Commission
73 Tremont Street, 6th Floor
Boston, MA 02108

Laurie E. Stewart, Esq.
Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0809

Putnam Investment Management, LLC
c/o Michael E. Defao
Vice President & Sr. Regulatory Counsel
One Post Office Square
Boston, MA 02109

James R. Carroll, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
(Counsel to Putnam Investment Management, LLC)

TAB B.21

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 2310 / October 6, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26627 / October 6, 2004

Administrative Proceedings
File No. 3-11696

In the Matter of RS Investment Management, Inc., RS Investment Management, L.P., G. Randall Hecht and Steven M. Cohen, Respondents.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 203(e), 203(f) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The United States Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against RS Investment Management, Inc., RS Investment Management, L.P. (collectively "RS"), G. Randall Hecht ("Hecht"), Steven M. Cohen ("Cohen") (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, the Respondents have submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or in which the Commission is a party, and without admitting or denying the findings herein, except those findings pertaining to the Commission's jurisdiction over it and the

subject matter of these proceedings, the Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and the Respondents' Offer, the Commission finds[1] that:

Summary

1. RS, a San Francisco Bay Area investment adviser, entered into undisclosed arrangements allowing selected investors – typically high-dollar value investors – to engage in excessive trading prohibited by the mutual funds' prospectus. These select investors reaped millions of dollars in excess profits, while RS earned approximately $1.7 million in additional fees as a result of the special trading arrangements.

2. RS allowed at least five investors to engage in frequent short term trading in substantial dollar amounts. In some instances, RS allowed this trading simultaneously with the client's agreement to place long-term (also known as "sticky") assets in the RS funds. For example, in 2002 RS – with the approval of its CEO and CFO – entered into an agreement with one of its largest investors allowing the investor to make unlimited trades in RS's largest mutual fund, notwithstanding a provision in the prospectus limiting investors to four exchanges per year.[2] At the same time, the investor agreed to deposit $130 million in long-term assets into the same mutual fund, generating approximately $626,000 in management fees for RS.

3. Respondents never disclosed to the Funds' Board of Trustees or RS shareholders that the firm only selectively enforced the exchange provisions set forth in the Funds' prospectus. Nor did they disclose the potential conflict of interest created when the firm allowed some investors to trade in excess of the prospectus's exchange provision while simultaneously investing long-term assets.

4. By virtue of the activities alleged herein, RS willfully violated Sections 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder, Cohen caused and willfully aided and abetted RS's violations of Sections 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder, and Hecht caused and willfully aided and abetted RS's violation of Section 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

[1] The findings herein are made pursuant to the Respondents' Offer and are not binding on any other persons or entities in this or any other proceeding.

[2] An exchange is a trade between one of the RS funds and another, including the Money Market Fund.

Respondents

5. **RS Investment Management, L.P.**, (RSLP) is an employee-owned California limited partnership, formerly part of Robertson Stephens & Co. RSLP is the investment adviser for a family of ten mutual funds (the "Funds") that comprise the RS Investment Trust, a registered open-end investment company. The funds specialize in small- and mid-cap equity investing. RSLP provides investment advisory, portfolio management, and administrative services to its Funds. RSLP earns fees based on assets that are under management in the funds for which RSLP serves as investment adviser. Until February 2002, **RS Investment Management, Inc.** acted as the investment adviser for RS's then largest fund, the Emerging Growth Fund ("EGF"); after that, RS Investment Management, L.P. acted as investment adviser for the EGF. Today, RS Investment Management, L.P. and RS Investment Management, Inc. are functionally the same entity with the same management (hereinafter the firms will be collectively referred to as "RS"). As of March 31, 2004, RS's assets under management were approximately $7.5 billion.

6. **G. Randall Hecht**, age 53 and a resident of Tiburon, California, is the Chief Executive Officer and Chairman of RS. Hecht has been a trustee of the RS Investment Trust since at least 1999 (other than March through May of 2001). Hecht owns a substantial interest in RS.

7. **Steven M. Cohen**, age 38 and a resident of San Francisco, California, has served as the Chief Financial Officer of RS since March 1999. During the same period, he acted as the treasurer of the RS Investment Trust. Cohen owns an interest in RS.

Facts

RS's Trading Policies And Practices

8. RS is the investment adviser to the ten Funds. The Funds are equity funds with approximately $5.1 billion in assets under management as of December 31, 2003. Between 1999 and December 31, 2003, the Funds also included a money market fund. During this period, the fund with the highest asset value was consistently the EGF, with approximately $1.6 billion in assets under management as of December 31, 2003.

9. From at least 2000 through mid-2003, the ten equity Funds issued a single prospectus to potential investors. The money market fund had its own prospectus. Both prospectuses expressly limited the number of exchanges an investor could make in and out of the Funds. During the relevant time period, the Funds' prospectus made the following disclosure:

> **Exchanges**
> Shares of one Fund may be exchanged for shares of another Fund.... However, you may not exchange your investment more than four times in any 12-month period (including the initial exchange of your investment from that Fund during the period, and subsequent

exchanges of that investment from other Funds or the RS Money Market Fund during the same 12-month period).

The prospectus further disclosed that "[e]xchange privileges may be terminated, modified, or suspended by a Fund upon 60 days prior notice to shareholders." The Money Market Fund prospectus also limited shareholders to four exchanges per 12 months. Hecht and Cohen signed the RS Investment Trust's registration statements, which incorporated the prospectuses, for the years 2000 through 2003.

10. Notwithstanding the language in the prospectuses, RS had no consistent policy with regard to shareholders who exceeded the exchange limit. While RS did not stringently enforce the four-exchange limitation, the firm, during the relevant period, took action against some customers who were excessively trading in the Funds. Such actions were usually taken against customers engaged in "market timing," the practice of frequently buying and selling shares of the same fund, in part to exploit potential inefficiencies in mutual fund pricing.[3]

11. The words "market timing" did not appear in the RS prospectuses. However, on certain occasions RS admonished investors to discontinue their market timing activities and stated that market timing was not permitted in its Funds. For example, in February 2001, RS's sales department informed several investors that: "Our Firm's policy on market timing is as follows: The frequent trading of large dollar amounts in our group of Funds is disruptive to the asset base and ultimately can damage the performance of the portfolio. We do not tolerate market timers in our Funds, and we want all [] accounts that are market timing our Funds to be banned from market timing our Funds."

12. RS's sales department frequently used the four-exchange limitation language from the prospectuses as the basis for prohibiting market timing. Indeed, in response to a questionnaire about RS's policies and practices, RS stated: "RS Investments does not allow market timing in any funds. You may not exchange your investment more than four times in any 12-month period."

Unlimited Trading and Long-Term Asset Arrangements

13. Notwithstanding the exchange provisions in the prospectuses, and the internal practices described above, RS entered into at least four arrangements with three customers allowing the customers to engage in an unlimited number of trades. These arrangements included the simultaneous investment of long-term assets in the RS mutual fund. These long-term assets generated additional management fees for RS.

[3] Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund's investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

14. For example, as of October 2001, an RS sales representative entered into a written agreement with a brokerage firm allowing an investor to make unlimited trades of up to $20 million per transaction (provided that advance notice was given to RS). Simultaneously, the investor made a long-term asset commitment of $1 million to be invested in one of the RS Funds. This asset generated approximately $46,000 in management fees for RS.

15. In addition, by late 2002, RS had at least two other long-term asset arrangements with investors in place. These arrangements allowed the investors to engage in unlimited trading in amounts ranging from $15 million to $33 million per trade; at the same time, these investors invested long-term assets ranging from approximately $2.3 million to $5 million.

16. In about the fall of 2002, RS decided to disallow market timing in the EGF due to a decline in EGF's asset base. RS began to notify its large short-term traders (who made up the majority of the short-term trading assets) that they would no longer be welcome to market-time the EGF. In response, several of these frequent traders proposed to RS that they be allowed to continue their short-term trading in the EGF and would place a long-term asset into the EGF. Hecht and Cohen reviewed these proposals and selected the proposal that was the most financially advantageous for the firm. Under the proposal accepted by RS in October 2002, the investor was permitted to make an unlimited number of trades of up to $65 million per transaction in return for a $130 million long-term investment to be placed in the EGF. All other large timers were prohibited from market timing in the EGF.

17. As a result of this arrangement, between October 2002 and July 2003 the investor was permitted to make approximately 80 exchanges, which resulted in millions of dollars of net profits. When the investor later expressed its intention to withdraw some portion of the long term asset from the EGF and decided to invest a portion in an RS hedge fund, RS requested that the trader's market timing activity be limited so that the 2:1 ratio of long term assets to timing assets would be maintained. However, by the time the investment was made in the RS hedge fund in July 2003, the investor had ceased its market timing activity.

18. Between 2000 and mid-2003, the large investors who were granted trading privileges netted millions of dollars in profits from their trading activities. Notwithstanding the four-exchange limitation language in the prospectuses, some of these investors made hundreds of exchanges annually, potentially driving up the specific Funds' management costs at the expense of other shareholders. During this time period, RS reaped at least $1.7 million in additional fees generated by the excessive trading assets and long-term assets resulting from RS's arrangements with certain investors.

19. Neither RS nor its officers conducted any written study or analysis to determine whether such trading was harmful to the specific RS Funds and their shareholders.

Failure to Disclose the Long-Term Asset Arrangements and
the Potential Conflicts Associated With Them

20. At no time did the Respondents notify the Funds' shareholders and Board of Trustees that it was permitting certain investors to market time by exceeding the four-exchange

language in the RS Funds while excluding others from exceeding it. The Respondents also failed to disclose the potential conflict of interest created by RS's acceptance of long-term assets from market timers and management fees generated on those assets, contrary to the interests of other investors.

RS's Remedial Actions

21. On its own volition, RS has taken the following voluntary remedial actions:

a. has taken steps to prevent market-timing in any of its Funds;

b. has undertaken to use its best efforts to ensure the Funds' compliance with the Funds' stated four-exchange per 12 month period limitation, including adopting a zero-tolerance policy for identified market-timing activity;

c. has begun daily review of investor activity to identify market timing or other suspicious trading activity;

d. has begun to hold a quarterly risk assessment meeting between the independent trustees, senior compliance including the Chief Compliance Officer ("CCO"), trading desk personnel and outside counsel (including counsel to the independent trustees and counsel to the Funds) prior to each board meeting (the "Risk Management Committee"). As part of this effort, RS has increased its legal and compliance personnel to six from two;

e. has closed the RS Money Market Fund and ceased active operations of all domestic hedge funds managed by RS mutual fund managers;

f. effective August 31, 2004, caused the Funds to comply with Rule 38a-1, notwithstanding the October 5, 2004 compliance date for each rule as adopted by the Commission. See Compliance Programs of Investment Companies and Investment Advisers, Investment Company Act Rel. No. 26299 (Dec. 17, 2003) (adopting release).

Violations

22. As a result of the conduct described in Paragraphs 1 through 20 above, RS willfully violated Sections 206(1) and 206(2) of the Advisers Act, Cohen caused and willfully aided and abetted RS's violations of Sections 206(1) and 206(2) of the Advisers Act, and Hecht caused and willfully aided and abetted RS's violation of Section 206(2) of the Advisers Act. Specifically, the Respondents knowingly, recklessly and/or negligently entered into arrangements that permitted certain investors to exceed the exchange limitation in the prospectus, and did not disclose the existence of arrangements that allowed certain investors to conduct unlimited trading while simultaneously placing long-term assets in the RS Funds. The Respondents failed to disclose these arrangements to the Funds' Trustees or shareholders.

23. As a result of the conduct described in Paragraphs 1 through 20 above, RS willfully violated, and Cohen and Hecht caused and willfully aided and abetted RS's violations of, Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder in that RS as an affiliated person of RS Funds and acting as principal, effected transactions in which certain RS Funds were joint participants with RS in contravention of rules and regulations the Commission has prescribed for the purpose of limiting or preventing participation by registered companies, such as the RS Funds, on a basis different from or less advantageous than that of such other participants without obtaining a Commission order approving the transaction. Specifically, RS, as investment adviser, is an affiliated person of the RS Funds. RS caused certain RS Funds to enter into joint arrangements whereby RS accepted a long-term asset from a shareholder in an RS Fund pursuant to an arrangement allowing the same shareholder to exceed exchange limits set by the prospectus in the same, or other, RS Fund. For example, RS accepted a long-term asset in the EGF from a shareholder, while allowing that shareholder to effect excessive exchanges in the EGF. RS earned increased management fees on those long-term assets held by the RS Funds while allowing the approved exchange activity. By contrast, the affected RS Funds obtained little or no benefit from this unauthorized activity. The Commission never granted an order approving the transactions.

24. As a result of the conduct described in Paragraphs 1 through 20 above, RS willfully violated, and Cohen and Hecht caused and willfully aided and abetted violations of, Section 34(b) of the Investment Company Act, which provides in pertinent part, that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement ... or other document filed or transmitted pursuant to" the Investment Company Act, and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

Undertakings

25. In determining to accept the Offer, the Commission considered the following efforts to be voluntarily undertaken by RS and the RS Funds:

a. Effective 10 business days following the entry of the Order, RS will use its best efforts to cause the RS Funds to operate in accordance with the following governance policies and practices:

i. no more than 25 percent of the members of the board of Trustees of any RS fund will be persons who either (a) were directors, officers or employees of RS at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the fund or of RS. In the event that the board of Trustees fails to meet this "independent trustee" requirement at any time due to the death, resignation, retirement or removal of any independent Trustee, the independent Trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

ii. no chairman of the board of Trustees of any RS fund will either (a) have been a director, officer or employee of RS at any point during the preceding

10 years or (b) be an interested person, as defined in the Investment Company Act, of the fund or of RS; and

iii. any person who acts as counsel to the independent Trustees of any RS fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act.

iv. no action will be taken by the board of Trustees or by any committee thereof unless such action is approved by a majority of the members of the board of Trustees or of such committee, as the case may be, who are neither (i) persons who were directors, officers of employees of RS at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of the fund or of RS. In the event that any action proposed to be taken is opposed by a vote of *one or more* of the independent Trustees of a fund, then the fund will disclose such proposal, the related board vote, and the reason, if any, for such independent Trustee(s)' vote against the proposal in its shareholder report for such period.

b. Commencing in 2005 and not less than every fifth calendar year thereafter, each RS Fund will hold a meeting of shareholders at which the board of Trustees will be elected.

26. Compliance, Ethics and Legal Oversight Infrastructure: RS shall comply with the following undertakings:

a. RS at its own expense will strengthen its compliance and legal and ethics oversight infrastructure by:

i. Hiring a CCO. RS shall require that its CCO or a member of his or her staff review compliance with the policies and procedures established to address compliance issues under the Investment Advisers Act and Investment Company Act and that any violations be reported to the Chief Executive Officer ("CEO") and the RS Board of Trustees. However, during the period in which the CEO, Hecht, is complying with undertakings enumerated in Paragraph 32, below, the CCO will report to the COO. In his or her role, the CCO shall also report at least quarterly to the independent trustees. In addition to these duties, the CCO shall, among other things:

(a). be the conflicts of interest designee charged with responsibility for identifying potential conflicts of interest issues;

(b). be the corporate ombudsman to RS employees in order to convey concerns about RS business matters that they believe implicate matters of ethics or questionable practices. RS shall establish procedures to investigate matters brought to the attention of the CCO in his or her capacity as ombudsman, and these procedures shall be presented for review and approval by the independent Trustees of the RS funds. RS

shall also review matters, with the independent Trustees of the RS funds with such frequency as the independent Trustees of such funds may instruct;

(c). identify potential or actual conflicts of interest issues;

(d). report regularly to the Risk Management Committee;

(e). assist the Board of Trustees in taking steps to ensure that RS fulfills its fiduciary duties and complies with its Code of Ethics and the securities laws;

(f). review, at least annually, RS's compliance with the policies and procedures established to address compliance issues under the federal securities laws.

ii. Hiring a Chief Operating Officer ("COO"). RS shall require its CCO to communicate to the COO, for implementation and execution, any and all compliance-related activities and operations deemed necessary and appropriate by the CCO and/or the Board of Trustees. The COO shall have responsibility, in consultation with the CCO, for implementing and executing such compliance-related activities and operations. In addition, RS shall require its COO to report directly to the independent trustees of the RS Funds related to RS mutual fund investors during the period of Hecht's undertakings. Furthermore, RS shall vest the COO with full and exclusive supervisory power and responsibility over shareholder trading, shareholder trading agreements or arrangements, and all other operational issues relating to shareholder trading in the RS funds during the period of Hecht's undertakings. RS shall also vest the COO with full and exclusive supervisory power and responsibility over RS's finances, as well as over the implementation and execution of all compliance-related activities and operations deemed necessary and appropriate by the CCO and/or the Board of Trustees ;

iii. Establishing a Compliance Systems Committee (the "committee") whose purpose it is to coordinate compliance goals with operations. Members of the committee will include the CEO, COO, CFO, CCO, General Counsel, and personnel representing Sales and Marketing. Meetings of the committee shall be held weekly. The Compliance Systems Committee shall be chaired by RS's Chief Compliance Officer, and shall have as its members senior executives of RS's operating businesses. Notice of all meetings of the Compliance Systems Committee shall be given to the independent staff of the Trustees of the RS funds, who shall be invited to attend and participate in such meetings. The Compliance Systems Committee shall review compliance issues throughout the business of RS, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Compliance Systems Committee shall provide reports on internal compliance matters to the Risk Management Committee of the Trustees of the RS funds with such frequency as the independent Trustees of such funds may instruct, and in any event at least quarterly. RS shall also provide to the Risk Management Committee of RS the

same reports of the Code of Ethics Oversight Committee and the Compliance Systems Committee that it provides to the Risk Management Committee of the RS funds;

iv. Hiring a full-time General Counsel experienced in securities law regulation. The General Counsel shall oversee, in conjunction with the CCO, all legal and compliance personnel and practices;

v. Creating procedures and rules to ensure that all incoming and outgoing correspondence with investors is reviewed by compliance personnel;

vi. Drafting a new Code of Ethics and maintaining a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the RS Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives of RS's operating businesses. RS shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. RS shall report on issues arising under the Code of Ethics, including all violations thereof, to the Audit Committee of the Trustees of the RS funds with such frequency as the Audit Committee may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly; and

vii. Effective August 31, 2004, RS will comply with Rule 206(4)-7, notwithstanding the October 5, 2004 compliance date for each rule as adopted by the Commission. See Compliance Programs of Investment Companies and Investment Advisers, Investment Company Act Rel. No. 26299 (Dec. 17, 2003) (adopting release). See also, Section III., paragraph 26(d)(vi), above.

b. RS shall require its CCO and COO to report to the independent trustees of the RS Funds any breach of fiduciary duty and/or the federal securities laws to the extent relating to fund business of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent directors may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable director) shall be reported promptly;

c. RS shall use its best efforts to cause the RS Investment Trust to establish a "lead independent trustee" of the RS Investment Trust. After respondent Hecht's resignation from the Board of Trustees, described below, no more than 25% of the Board's trustees shall be comprised of interested persons, officers or employees.

27. Compliance Consultant. RS has undertaken as follows:

RS has retained, or within 30 days of the date of entry of the Order, will retain, the services of a Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent Trustees of the RS funds. The Compliance Consultant's

compensation and expenses related to the review described below shall be borne exclusively by RS or its affiliates. The Compliance Consultant shall conduct a comprehensive review of RS's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by RS and its employees. This review shall include, but shall not be limited to, a review of RS's market timing controls across all areas of its business, a review of the RS funds' pricing practices that may make those funds vulnerable to market timing, a review of the RS funds' utilization of short term trading fees and other controls for deterring excessive short term trading, and a review of RS's policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. RS shall cooperate fully with the Compliance Consultant and shall provide the Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

a. RS shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Compliance Consultant shall report to RS and the Trustees of the RS funds on the issues described in the preceding subparagraph, any recommendations for changes in or improvements to policies and procedures of RS and the RS funds, and a procedure for implementing the recommended changes in or improvements to RS's policies and procedures.

b. RS shall adopt the recommendations of the Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, RS shall advise the Compliance Consultant and the Trustees of the RS funds of any recommendations that it considers unnecessary or inappropriate. With respect to any recommendation that RS considers unnecessary or inappropriate, RS need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to RS's policies and procedures on which RS and the Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event RS and the Compliance Consultant are unable to agree on a proposal, RS will abide by the determinations of the Compliance Consultant and the majority of independent trustees.

d. RS (i) shall not have the authority to terminate the Compliance Consultant without the prior written approval of the majority of independent Trustees; (ii) shall compensate the Compliance Consultant, and persons engaged to assist the Compliance Consultant, for services rendered pursuant to this paragraph at their reasonable and customary rates; and, (iii) shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Compliance Consultant from transmitting any information, reports, or documents to the Trustees.

28. Periodic Compliance Review. RS has undertaken that, commencing in 2006, and at least once every other year thereafter, RS shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of RS. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning RS's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law

violations by RS and/or its employees in connection with their duties and activities on behalf of and related to the RS Funds. Each such report shall be promptly delivered to RS's chief compliance officer and to the Compliance or Audit Committee of the Board of Trustees or directors of each RS fund.

29. Distribution of Disgorgement and Civil Money Penalty. RS has undertaken as follows:

a. RS shall retain, within 45 days of the date of entry of the Order, the services of an Independent Distribution Consultant acceptable to the staff of the Commission and the independent Trustees of the RS Funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by RS. RS shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review. RS shall require the Independent Distribution Consultant to develop a Distribution Plan for the distribution of the total disgorgement and penalty ordered in Paragraph IV.G. below, and any interest or earnings thereon, according to a methodology developed in consultation with RS and acceptable to the staff of the Commission and the independent Trustees of the RS Funds. The Distribution Plan shall provide for fund investors to receive, in order of priority, (i) their proportionate share of losses suffered by the fund(s) due to market timing trading activity as calculated by the Independent Distribution Consultant, and (ii) a proportionate share of advisory fees paid by the fund(s) that suffered such losses in connection with the violative trading activity.

b. RS shall require the Independent Distribution Consultant to submit the Distribution Plan to RS and the staff of the Commission no more than 30 days after the date of the final payment required following the entry of the Order.

c. The Distribution Plan as developed by the Independent Distribution Consultant shall be binding unless, within 60 days of receipt of the proposed Distribution Plan, RS or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

d. With respect to any determination or calculation with which RS or the staff of the Commission does not agree, such parties shall attempt in good faith to reach an agreement within 60 days after receipt of the proposed Distribution Plan. In the event that RS and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding;

e. Within 100 days of the date of the final payment required following the entry of the Order, RS shall require that the Independent Distribution Consultant shall submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules of Practice. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules of Practice, RS shall require that the Independent Distribution Consultant, with RS, take all necessary and appropriate steps to administer the final

plan for distribution of disgorgement and penalty funds.

f. RS shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with RS Investments L.P., RS Investments, Inc. or RS Investment Management, Co. LLC or any of their present or former subsidiaries, affiliates, Trustees, directors, officers, employees, or agents acting in their capacity as such. RS shall require that any firm with which the Independent Distribution Consultant is affiliated in the performance of his or her duties under the Order not, without prior written consent of the independent trustees of the RS Funds and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with RS or its affiliates or any of their present or former subsidiaries, affiliates, trustees, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

30. Ongoing Cooperation. The Respondents undertake to cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, the Respondents have undertaken:

a. To produce, without service of a subpoena, any and all documents and other information requested by the Commission's staff;

b. To use their best efforts to cause RS's employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c. To use their best efforts to cause RS's employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

d. That in connection with any testimony of the Respondents to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Respondents:

i. Agree that any such notice or subpoena for Respondents' appearance and testimony may be served by regular mail on its attorneys, (i) Tower C. Snow, Jr., Esq., of Clifford Chance U.S. LLP, One Market Street, Steuart Tower, San Francisco, California 94105, (ii) James E. Burns, Jr., Esq. of Orrick, Harrington LLP, 405 Howard Street, San Francisco, California 94105, and (iii) Susan S. Muck, Esq., Fenwick & West, LLP, 275 Battery Street, San Francisco, CA 94111; and

ii. Agree that any such notice or subpoena for Respondents' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

31. Respondent Hecht undertakes to:

a. Resign as trustee of the RS Investment Trust within 10 business days of the entry of the Order and agree not to serve as a trustee of the RS Investment Trust for a period of five years from his date of resignation. Hecht further agrees that he shall not serve as a trustee or director of any other mutual fund investment trust or investment company board at any future time;

b. Limit his activities with respect to RS or any investment adviser beginning the second Monday after the date of this Order for a period of twelve months, as follows:

i. Hecht shall not perform any duties for RS or any other investment adviser relating to prospectuses or other public disclosures, compliance matters, internal audit functions, or shareholder trading activities. Hecht may, consistent with his obligation to shareholders as Chief Executive Officer and his duties under Paragraph 31(b)(ii), below, continue to remain apprised of RS's compliance policies and procedures. Neither the CCO nor the COO of RS shall report to Respondent Hecht with respect to any of the duties described in this Paragraph 31(b)(i). Furthermore, with respect to such duties the COO shall serve as RS's Acting Co-CEO during this period.

ii. Hecht may, to the extent such duties are not prohibited in Paragraph 31(b)(i), above: (a) perform duties involving strategic planning, business analysis and development, and finance, (b) participate in marketing of the non-mutual fund business of RS, (c) continue to perform duties in and make decisions in the areas of Human Resources, IT, and compensation at RS.

32. Certification. RS has undertaken that, no later than twenty-four months after the date of entry of the Order, the Chief Executive Officer of RS shall certify to the Commission in writing that RS has fully adopted and complied in all material respects with the undertakings set forth in this Section and with the recommendations of the Chief Compliance Officer, or in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

33. Recordkeeping. RS has undertaken to preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of RS's compliance with the undertakings set forth in this Section, Paragraphs 26-33.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in the Respondents's Offer. Accordingly, it is hereby ORDERED, effective immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, RS is hereby censured.

B. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondents RS and Cohen shall cease and desist from committing or causing any

violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder, and Respondent Hecht shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

C. Pursuant to Section 203(f) of the Advisers Act, Respondent Cohen shall be suspended from association with an investment adviser for a period of nine months beginning on the second Monday after the date of the entry of the Order.

D. Pursuant to Section 9(b) of the Investment Company Act, Respondent Cohen shall be prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter for a period of nine months beginning on the second Monday after the date of the entry of the Order.

E. Pursuant to Section 203(f) of the Advisers Act, for two years following the completion of the suspensions described in Paragraph IV.C -D. above, Cohen shall not serve as an officer or director of any investment company or investment adviser.

F. The Respondents shall comply with the undertakings enumerated in Section III.B., Paragraphs 26-29 and 31-33.

G. Payment of Disgorgement and Civil Money Penalties by RS:

1. RS shall pay disgorgement in the total amount of $11.5 million ("Disgorgement") and a civil money penalty in the total amount of $13.5 million ("Penalty"), for a total amount of $25,000,000. The payments shall be made on the following schedule:

a. RS shall pay $13,000,000 within 30 days of the entry of this Order;

b. RS shall pay an additional $6,000,000 within 180 days of the first payment, but under no circumstances later than December 31, 2004; and

c. RS shall pay the remaining $6,000,000 within 180 days of the second payment, but under no circumstances later than by May 31, 2005.

2. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.G.1. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, RS agrees that it shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by RS ("RS Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, RS agrees that it shall, within 30

days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the RS Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against RS in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against RS by or on behalf of one or more investors based on substantially the same facts as those set forth in the Order.

3. Pursuant to an escrow agreement not unacceptable to the staff of the Commission, RS shall, within 30 days of the entry of this Order, begin payments of the Disgorgement and Penalty on the schedule described in Section IV.G.1., into an escrow account. The escrow agreement shall, among other things: (1) require that all funds in escrow be invested as soon as reasonably possible and to the extent practicable in short-term U.S. Treasury securities with maturities not to exceed six months; (2) name an escrow agent who shall be appropriately bonded; and (3) provide that escrowed funds be disbursed only pursuant to an order of the Commission. RS shall be responsible for all costs associated with the escrow agreement.

H. Payment of Civil Money Penalties by Cohen and Hecht. Cohen and Hecht shall each, within 30 days of the entry of the Order, pay a civil monetary penalty of $150,000 for a total of $300,000 to the United States Treasury. Such payment shall be: (A) made by United States postal money order, certified check, bank cashier's check, wire transfer or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (D) submitted under cover letter that identifies Cohen and Hecht as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent, within 10 days of the payment, to Helane L. Morrison, District Administrator, San Francisco District Office, Securities and Exchange Commission, 44 Montgomery Street, Suite 1100, San Francisco, California, 94104. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Cohen and Hecht agree that they shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by him ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Cohen and Hecht agrees that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Cohen or Hecht in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Cohen or Hecht by or on behalf of one or more investors based on substantially the same facts as alleged in the Order in this proceeding.

I. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

J. Other Obligations and Requirements. Nothing in this Order shall relieve the Respondents of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

TAB B.22

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION

-- X
:
In the Matter of
:
RS INVESTMENT MANAGEMENT, L.P.
:
-- X

ASSURANCE OF DISCONTINUANCE
PURSUANT TO EXECUTIVE LAW § 63 (15)

WHEREAS, pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York (the "Attorney General"), commenced an investigation in August 2003 into the practices, procedures and conduct of RS Investment Management, L.P.[1] ("RS") during the period 1998 through September 2003 respecting market timing of mutual funds advised by RS ("the Investigation").

WHEREAS, the Investigation was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC");

WHEREAS, RS is an investment advisor to a series of mutual funds listed in Schedule A hereto (the "Funds");

[1] RS Investment Management, L.P. also refers to RS Investment Management, Inc., which acted as investment advisor to RS's then largest fund, the Emerging Growth Fund until February 2002 when RS Investment Management, L.P. assumed the advisory function for the Emerging Growth Fund. Today, both advisors are functionally the same entity with the same management. The firms are collectively referred to as "RS" herein.

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, RS has cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, the Investigation revealed that certain practices by RS have violated the Martin Act, Section 349 of the General Business Law, and Executive Law Section 63(12);

WHEREAS, RS has advised regulators of its desire to resolve the Investigation;

WHEREAS, RS has agreed to reduce the management fees it charges to certain Funds distributed to retail investors in the United States, to implement certain changes with respect to the corporate governance of the Funds, to maintain a certain compliance and ethics corporate structure, and to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and RS agrees to the sanctions provided herein;

NOW THEREFORE, the Attorney General, based upon the Investigation, makes the following findings:

FINDINGS

RS's Trading Policies And Practices

1. RS is the investment adviser to a family of ten mutual funds (the "Funds"). The Funds are equity funds with approximately $5.1 billion in assets under management as of December 31, 2003. Between 1999 and December 31, 2003, RS's family of funds also included a money market fund. During that time, RS's Emerging Growth Fund ("the EGF") was RS's

largest fund, with approximately $1.6 billion in assets under management as of December 31, 2003.

2. From at least 2000 through mid-2003, the ten equity Funds issued a single prospectus to potential investors. That prospectus expressly limited the number of exchanges an investor could make in and out of the Funds, stating:

> **Exchanges**
>
> Shares of one Fund may be exchanged for shares of another Fund. However, you may not exchange your investment more than four times in any 12-month period (including the initial exchange of your investment from that Fund during the period, and subsequent exchanges of that investment from other Funds or the RS Money Market Fund during the same 12-month period).

The prospectus further stated that "[e]xchange privileges may be terminated, modified, or suspended by a Fund upon 60 days prior notice to shareholders."

3. While RS did not stringently enforce the four-exchange limitation, the firm during the relevant period took action against some customers who were excessively trading in the Funds. Such actions were usually taken against customers engaged in "market timing," the practice of frequently buying and selling shares of the same fund, which many timers used to exploit potential inefficiencies in mutual fund pricing.[2] On certain occasions, RS also admonished investors to discontinue their market timing activities and stated that market timing

[2] Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, or disrupt the management of the mutual fund=s investment portfolio and can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

was not permitted in its Funds. For example, in February 2001, RS's sales department informed several investors that:

> Our Firm's policy on market timing is as follows: The frequent trading of large dollar amounts in our group of Funds is disruptive to the asset base and ultimately can damage the performance of the portfolio. We do not tolerate market timers in our Funds, and we want all accounts that are market timing our Funds to be banned from market timing our Funds.

4. RS's sales department frequently used the four-exchange limitation language from the prospectuses as the basis for prohibiting market timing. Indeed, in response to a questionnaire about RS's policies and practices, RS stated: "RS Investments does not allow market timing in any funds. You may not exchange your investment more than four times in any 12-month period."

Unlimited Trading and Long-Term Asset Arrangements

5. Despite the exchange limitation provisions in the prospectuses and the internal practices described above, RS entered into at least four arrangements with three customers allowing the customers to engage in an unlimited number of trades. These arrangements included the customers' simultaneous investment of long-term assets in an RS mutual fund. The long-term assets invested generated additional management fees for RS.

6. The first of these arrangements was made in or about October 2001. At that time, an RS sales representative entered into a written agreement with a brokerage firm allowing an investor to make unlimited trades of up to $20 million per transaction (provided that advance notice was given to RS). Simultaneously, the investor made a long-term asset commitment of $1 million to be invested in one of the RS Funds. The asset generated approximately $46,000 in management fees for RS.

7. By late 2002, RS had at least two other long-term asset arrangements with investors in place. These arrangements allowed the investors to engage in unlimited trading in amounts ranging from $15 million to $33 million per trade while at the same time investing long-term assets ranging from approximately $2.3 million to $5 million.

8. In the Fall of 2002, RS decided to not allow large market timers to time the EGF fund. At the time, large market timers had approximately $80 million of market timing assets in the EGF, and the EGF's portfolio manager had requested that the market timing assets be removed from the fund. After its decision, RS began to notify its large short-term traders (who held the majority of the short-term trading assets in the fund) that they would no longer be welcome to market-time the EGF. In response, several of these frequent traders proposed to RS that they be allowed to continue their short-term trading in the EGF if they put long-term assets into the fund. One timer proposed a 2:1 ratio.

9. Despite having made a decision to not allow any large market timers in the EGF, RS decided to permit those large timers who would be willing to invest two dollars of long-term assets for each dollar of timing capacity to continue to time the Fund. One timer, Canary Capital, acting through its broker-dealer, Brean-Murray (hereinafter, "Canary")[3], agreed to the 2:1 ratio, and RS agreed that Canary would be permitted to make an unlimited number of trades of up to $65 million per transaction in return for Canary's long-term investment of $130 million in the EGF. As to the other large timers, the then head of RS's sales staff was instructed to make sure

3 Canary Capital did not invest with RS directly, but acted through its broker-dealers, including Brean Murray and Epic Advisors. In this Assurance of Discontinuance, "Canary" means either Canary Capital itself or broker-dealers acting on Canary's behalf.

that large timers unwilling to accept a 2:1 ratio were no longer market timing in the EGF by year end, and by February of 2003, they had left the fund.

10. Between 2000 and 2003, the large investors who had timing privileges from RS netted millions of dollars of profits from timing transactions at the expense of other shareholders; Canary alone made millions between October 2002 and July 2003, again at the expense of other shareholders, from approximately 80 exchanges. RS also reaped benefits from timers: at least $1.7 million in additional fees as a result of its arrangements with them.

11. As 2002 drew to a close, Canary was market timing the EGF and was ready to place the bulk of its required long-term investment into the Fund. If a large inflow of cash were to come from Canary on the last day of the year, however, the inflow would have the effect of increasing the amount of the Fund's uninvested cash at year end because the Fund would be unable to invest that cash in securities until after the New Year. To prevent this, an RS sales employee asked Canary's broker not to move cash into the Fund until after the end of the year so that "our Cash position won't be inflated for our year-end reporting to shareholders." An e-mail dated December 30, 2002 reporting the conversation stated:

> FYI, I spoke to [a Canary employee] today approximately 1 hour before the close of the market. He wasn't anticipating a shift in their cash positions from Money Market to RS Emerging Growth, so I asked him to stay put until we get into 2003. That way, our Cash position won't be inflated for our year-end reporting to shareholders. He said it would be no problem. We don't want to restrict your trading, but we just get a little sensitive to it at the end of each quarter.

12. In early 2003, over a period of approximately one month, Canary gradually brought its long-term investment in the EGF to the agreed-upon level.

13. In May of 2003, Canary indicated it wished to reduce its long-term investment in the EGF by as much as 50% and reallocate a portion of these assets to hedge funds or another RS Fund. The then head of RS sales responded that if Canary reduced its long-term asset investment it would have to reduce its timing assets proportionally, with one adjustment: to the extent Canary invested long-term assets in a particular hedge fund, RS could agree that each long term dollar invested in the hedge fund would entitle Canary to two dollars of market timing capacity in the EGF. In addition, when Canary expressed concern that the hedge fund had a discretionary lock-up right that would be triggered if Canary's investment grew to beyond 25% of the fund's assets, RS orally agreed to not exercise the discretionary right in the event that it was ever triggered.

14. Canary invested $10 million in the hedge fund in July of 2003, an amount not large enough to trigger the lock-up provision. The next day, Canary ceased its timing activities and withdrew all of its assets from the EGF. Thereafter, in August 2003, Canary redeemed its $10 million investment in the hedge fund, paying the early redemption fee incurred by investors in cases of early redemption.

Sharing of Confidential Portfolio Holdings Information

15. Throughout the relevant period, RS provided information to its investors about the Funds' portfolio holdings pursuant to the following policy: RS reported its ten largest holdings ("top tens") each quarter on a 30-day lag basis (i.e., 30 days after the last day of the quarter) and its entire portfolio holdings semi-annually on a 60-day lag basis. The time lag was important to ensure that the information was stale and could not be used to the Funds' disadvantage. In

certain circumstances, RS provided its entire portfolio holdings on a more frequent basis to the research departments of certain large firms solely for research purposes.

16. Following its timing agreement with Canary, RS decided to provide Canary with the EGF's entire portfolio holdings on a more current basis than it furnished such information to other investors. Specifically, in February 2003, RS determined it would send the EGF's entire portfolio holdings to Canary quarterly with a 30-day lag instead of on a semi-annually basis with a 60-day lag. In April 2003, this policy was changed to a policy of sending Canary entire portfolio holdings monthly, with a 45- to 60-day lag.

Failure to Disclose the Long-Term Asset Arrangements and the Potential Conflicts Associated With Them

17. At no time did RS notify the Funds' shareholders and Board of Trustees that it was permitting certain investors to market time by exceeding the four-exchange language in the RS Funds while excluding others from exceeding it. RS also failed to disclose the potential conflict of interest created by RS's acceptance of long-term assets from market timers and management fees generated on those assets, contrary to the interests of other investors.

AGREEMENT

IT NOW APPEARING THAT RS desires to settle and resolve the Investigation, the Attorney General and RS hereby enter into this Assurance of Discontinuance, pursuant to Executive Law 63 (15), without RS admitting or denying the Attorney General's Findings, and agree as follows:

I. Affirmative Relief

A. Disgorgement and/or Restitution and Civil Penalty

1. RS shall pay $11,500,000 in disgorgement and/or restitution plus a civil

money penalty in the amount of $13,500,000 for a total payment of $25,000,000, exclusive of the value of the management fee reductions provided for in section I.C. hereof. The $25,000,000 payment shall be remitted to and administered by the SEC in accordance with the Order Instituting Administrative and Cease and Desist Proceedings, to be issued by the SEC against RS (the "SEC Order"). Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (*i.e.*, pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. RS agrees that it shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance of Discontinuance.

3. Except as specified in Section I.E., no payments made or costs incurred by RS pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Fund or the shareholders thereof. RS agrees and undertakes that it and its affiliates shall not directly or indirectly assess any fee or charge to any Fund or the shareholders thereof to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in Section I.C. below. Within 30 days after the end of RS's fiscal years 2004 through 2009, the then president or chief executive officer of RS shall certify in writing to the New York State Attorney General that RS has complied in all material respects with the provisions of this paragraph.

B. General Relief

1. RS admits the jurisdiction of the Attorney General over RS in connection

with the subject matter of the Investigation. RS will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law § 349 and/or Executive Law § 63 (12) and will comply with the Martin Act, General Business Law § 349 and Executive Law § 63 (12).

2. Evidence of a violation of this Assurance of Discontinuance by RS shall constitute prima facie proof of a violation of the Martin Act, General Business Law § 349 and Executive Law § 63 (12) in any civil action or proceeding hereafter commenced by the Attorney General.

C. Reduction of Management Fee Rates For Five Years

1. RS agrees that effective January 1, 2005, RS and its Successors (as hereinafter defined in Section II.D.8) shall establish and implement reduced Net Management Fee Rates for certain of the Funds, which Funds will be identified in writing to the Attorney General on a Schedule B to this agreement within 45 days of the date of this Assurance of Discontinuance (the "Affected Funds"). "Net Management Fee Rates" means the percentage fee rates specified in the relevant agreements between RS and the Affected Funds, less waivers and reimbursements by RS, in effect as of September 30, 2004, which rates will be set forth on Schedule B. The reduced Net Management Fee Rates shall result in a reduction of $1 million a year based upon assets under management of the Affected Funds as of September 30, 2004, for a total reduction over five years of $5 million from the amount of fees that would have been paid by the Affected Funds based on the Net Management Fee Rates and assets under management of the Affected Funds as of September 30, 2004. RS further agrees that the reduced Net Management Fee Rates established pursuant to this paragraph shall not be increased through December 31, 2009.

2. RS represents and warrants that Schedule B will accurately and completely state: (a) assets under management by the Affected Funds as of September 30, 2004; (b) the Net Management Fee Rates for the Affected Funds as of September 30, 2004; and (c) the reduced Net Management Fee Rates and the resulting Net Management Fee reduction of $5 million as provided in paragraph 1 above.

D. Corporate Governance of Mutual Funds

1. RS has submitted to the Attorney General certified copies of resolutions duly adopted by the Board of Trustees of each Fund in the form attached hereto as Schedule C providing that such mutual fund will comply in all material respects with the provisions of Sections I.D.2 through I.D.14. hereof during the period or periods in which such provisions are in effect under this Assurance of Discontinuance as provided for in this Assurance of Discontinuance. If any RS mutual fund amends or rescinds any such resolution or part thereof, such amendment or rescission shall be fully disclosed in the prospectus and any amendment thereto for such fund. For purposes of this subsection D, Fund includes any mutual fund into which any Fund is merged or its assets are transferred, or any reorganized mutual fund into which the assets of any Fund are transferred.

Chairman of the Board

2. The Chairman of the Board of Trustees of each Fund (the "Chairman") shall be in all respects independent of RS and its affiliates and shall have had no prior relationship (other than a purely social relationship), at any time, with RS, its then present or former affiliates, directors, officers, employees, or agents acting in their capacity as such agents, or with such Fund (other than to have been a Board member or Chairman of the Board of an RS

or RS affiliated mutual fund or closed-end fund) (hereinafter referred to as an "Impermissible Relationship"). An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (a) substantial commercial, banking or financial relationship, other than as an investor in an RS or RS affiliated mutual fund or closed-end fund on customary terms; or (b) any attorney-client, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the period when acting as Chairman, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship. For a period of two years following conclusion of the Chairman's services as such, RS and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Chairman or with any firm with which the Chairman was affiliated while Chairman; provided that nothing herein shall prevent RS and its affiliates from advising a mutual fund or a closed-end fund of which the Chairman serves as a member of the Board or of which the Chairman owns shares on customary terms. An interested person of RS or of a Fund shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person" has the same meaning as defined in the Investment Company Act of 1940 and "familial" means all individuals within three degrees of consanguinity or affinity.

3. In the event that RS desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (or Senior Officer, as defined below) has a relationship that is an Impermissible Relationship, RS may make full disclosure of the facts and

circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse a breach of this Assurance of Discontinuance where a Chairman or Senior Officer has already assumed office before the input of the Attorney General was sought by RS.

Trustees

4. At least seventy-five percent of the members of a Fund's Board of Trustees: (a) shall not be interested persons, as defined by the Investment Company Act, of RS or any of its affiliates (other than a Fund); and (b) shall not have been directors, officers or employees of RS at any point during the preceding 10 years ("Independent Members"). In the event that a Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, the Independent Members of such Board shall bring such Fund's Board of Trustees into compliance within a reasonable period of time not to exceed 90 days.

Senior Officer

5. Within 30 days of the parties' execution of this Assurance of Discontinuance, RS shall recommend in writing to the Board of Trustees of each Fund that the Fund appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President who shall have no Impermissible Relationship (as defined above) during the period he or she is acting as Senior Officer and for two years thereafter; provided, however, that the Fund's Senior Officer may be technically employed and paid by RS or an affiliate and be the same person whom the Fund designates as the Chief Compliance Officer of the Fund pursuant to Rule 38a-1(a)(4) under the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), and whom RS

designates as its Chief Compliance Officer pursuant to Rule 206(4)-7(c) under the Investment Advisers Act of 1940 (the "Investment Advisers Act"). For a period of two years following conclusion of the Senior Officer's services as such, RS and its affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Senior Officer or with any firm with which the Senior Officer was affiliated while Senior Officer.

6. The Senior Officer of a Fund shall report directly to the Fund's Board of Trustees and such reporting shall be as often as may be appropriate, but no less than quarterly.

7. Subject to approval by the Independent Members of the Fund's Board of Trustees, the Senior Officer for such Fund shall have the authority to retain or consult consultants, experts or staff as may be reasonably necessary to assist the Senior Officer in the performance of his or her duties. The Senior Officer and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Trustees of the Fund. The Senior Officer may be terminated only with the approval of a majority of the Independent Members of the Fund's Board of Trustees.

8. The duties and responsibilities of the Fund's Senior Officer shall include at least the following:

(a) monitoring compliance by the Fund and its investment advisor(s) (insofar as the advisors act in connection with the Fund), with: (i) federal and state securities laws; (ii) state laws respecting potential or actual conflicts of interests; (iii) their respective fiduciary duties; and (iv) applicable codes of ethics and/or compliance manuals; and

(b) managing the process by which proposed management fees

(including, but not limited to, advisory fees) to be charged a Fund are negotiated so that such fees are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to, renewal of existing management fee agreements or continuation of such existing fee agreements for more than a year after approval by a Fund's Board of Trustees.

9. The reasonableness of the proposed management fees shall be determined by the Board of Trustees of the Funds using either:

(a) an annual competitive bidding process, supervised by the Senior Officer, that includes at least three sealed bids with proposed management fees; or

(b) an annual independent written evaluation prepared by or under the direction of the Senior Officer that considers at least the following: (i) management fees (including any components thereof) charged to institutional and other clients (*e.g.*, a variable annuity that is a clone of the Fund) of RS for like services; (ii) management fees (including any components thereof) charged by other mutual fund companies for like services; (iii) costs to RS and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of RS and its affiliates from supplying such services; (v) possible economies of scale as the Fund grows larger; and (vi) the nature and quality of RS's services, including Fund performance.

10. The Senior Officer of each Fund shall keep the Fund's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

11. RS shall cooperate fully and promptly with the Fund's Senior Officer and

provide any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of RS that the Senior Officer requests and that relate to or concern any of the matters referenced in this section. RS shall promptly provide the Senior Officer with access to any director, officer or employee of RS and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer that relate to or concern any such matters.

12. Each RS Fund shall: (a) appoint the Fund's Senior Officer by January 1, 2005; and (b) promptly appoint a replacement if the position of Senior Officer thereafter becomes vacant for any reason. By January 1, 2005, RS shall provide a written schedule to the Attorney General that identifies the name of the Fund's Senior Officer and describes his or her background and compensation. RS shall keep the information on the schedule current and provide an updated schedule to the New York State Attorney General within 30 days of any change in such information. For good cause shown, the Attorney General may in his sole discretion extend in writing any of the deadlines set forth in this paragraph.

13. Within 45 days of completion of the written fee evaluation provided for in Section I.D.9(b), RS shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee Summary shall discuss the factors referenced in Section I.D.9(b) and sufficient specifics so that an investor in the fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at least: (a) continuous, prominent posting (in

downloadable format) on the Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Fund description; (b) delivery of the Fee Summary of the most recent fee evaluation with the annual and semi-annual reports furnished to shareholders; and (c) prominent notice of the availability of the Fee Summary in the periodic account statements (if any) furnished by the Fund to individual direct investors.

14. In the event that that the Funds' Senior Officer is a person who also performs the chief compliance officer duties on behalf of RS pursuant to Rule 206(4)-7(c) under the Investment Advisers Act, then (a) the Funds' Independent Trustees shall have the sole power to hire such Senior Officer, terminate such Senior Officer, set and adjust the compensation of such Senior Officer, and exercise control over such Senior Officer; (b) RS shall have no power to hire, terminate, or set or adjust the compensation of such Senior Officer, although RS may offer, and the Funds' Independent Trustees may consider, RS's opinions and recommendations as to such decisions; (c) RS shall, at least once per every twelve months of such simultaneous service, cause an independent, outside review to be performed at RS's expense pursuant to SAS 70 or another appropriate standard with a stated focus on the independence of the Senior Officer; and (d) RS shall, at least once per every twenty-four months of such simultaneous service, cause its outside auditors to perform a review of RS's operations.

E. Disclosure to Investors

RS shall bear the costs for developing procedures, to be implemented no later than April 1, 2005, whereby RS, in an easy to understand format, shall:

1. include with each periodic account statement that a Fund sends to investors the fees and costs, in actual dollars, on a fund-by-fund basis, that would be charged to

hypothetical investments of $5,000, $10,000, $25,0000, $50,000, and $100,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above, for disclosures made during the period through December 31, 2009, and assuming for disclosures made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates;

2. maintain continuous, prominent posting on its website of: (a) a calculator that will enable an investor to calculate the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (b) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above, for disclosures made during the period through December 31, 2009, and assuming for disclosures made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates; and

3. Subject to SEC approval, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above, for disclosures made during the period through December 31, 2009, and assuming for disclosures

made after December 31, 2009, a 5% return for each year and the then current Net Management Fee Rates.

II. Other Provisions

A. Scope Of This Assurance of Discontinuance

1. This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against RS or any of its affiliates arising from or relating to the subject matter of the Investigation; provided however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce RS's obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or effect any claims, rights or remedies of the Attorney General with respect to any person or entity not a party hereto, all of which claims, rights, and remedies are expressly reserved.

2. If RS does not make the payments as provided in section I.A. of this Assurance of Discontinuance (*i.e.*, pursuant to the SEC Order) or the Net Management Fee reductions as provided in section I.C. of this Assurance of Discontinuance, or RS defaults on any of its obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of Discontinuance, at his sole discretion, upon written notice to RS followed by RS's failure to cure within a reasonable time, and RS agrees that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December 31, 2003. In the event of such termination, RS expressly agrees and acknowledges that this Assurance of Discontinuance shall

in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, related to the Investigation, against RS, or from using in any way any statements, documents or other materials produced or provided by RS after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit or create: (a) any private rights or remedies against RS; (b) liability of RS; or (c) defenses of RS to any claims.

B. Cooperation

1. RS, its current affiliates, and its successors, assigns, and/or purchasers of all or substantially all its assets ("RS Entities") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding initiated by the Attorney General or to which the Attorney General is a party, whether pending or subsequently initiated, relating to market timing or late trading. The RS Entities shall use their best efforts to ensure that all the current and former officers, directors, trustees, agents and employees of the RS Entities and/or the Funds also fully and promptly cooperate with the Attorney General.

2. Cooperation shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the exception of any information or documents with respect to which the RS Entities have a statutory

or contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b) without the necessity of a subpoena, having the current officers, directors, trustees, agents and employees of the RS Entities attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such current officers, directors, trustees, agents and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings), except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c) the RS Entities using their best efforts to cause former officers, directors, trustees, agents and employees of the RS Entities to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d) fully, fairly and truthfully disclosing all information and producing all records and other evidence in its possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e) making RS's outside counsel reasonably available to provide

comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3. All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to RS's attorneys as follows:

Attention: James E. Burns, Jr.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Tel: 415-773-5700
Fax: 415-773-5759

4. In the event that any RS Entity fails to comply with any provision of Section II.B. of the Assurance of Discontinuance, the Attorney General shall provide to RS, and any RS Entity other than RS that has failed to comply, written notice identifying the nature of the compliance failure. After receiving such notice, the non-complying RS Entity shall have seven calendar days to cure any such compliance failure identified by the Attorney General. In the event that the non-complying RS Entity fails to cure the compliance failure by the conclusion of the seven-day period, the Attorney General shall be entitled, in addition to any other remedies in the Assurance of Discontinuance or otherwise, to: (a) liquidated damages of $100,000 from the non-complying RS Entity for each day following the seven-day period that the RS Entity remains in non-compliance; and (b) specific performance.

C. No Indemnification

1. Except as otherwise required by law or prior written agreement, RS shall

not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by RS required by law or prior written agreement shall be payable at the time and in the manner of RS's choosing.

2. Nothing in this Assurance of Discontinuance shall prevent or limit RS from indemnifying the Funds or their successors in connection with any business combination, merger or otherwise, or from seeking remedies from persons who have practiced market timing and/or late trading in the Funds.

D. Miscellaneous Provisions

1. This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3. RS consents to the jurisdiction of the Attorney General in any proceeding or action to enforce this Assurance of Discontinuance.

4. RS enters into this Assurance of Discontinuance voluntarily and represents that no threats, offers, promises or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce RS to enter into this Assurance of Discontinuance.

5. RS agrees not to take any action or to make or permit to be made any

public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this paragraph affects RS's: (a) testimonial obligations; or (b) right to take legal or factual positions in defense of litigation or in defense of other legal proceedings in which the Attorney General is not a party.

6. This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7. This Assurance of Discontinuance, together with the attached schedules, constitutes the entire agreement between the Attorney General and RS and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8. This Assurance of Discontinuance shall be binding upon RS and its successors, assigns, and/or purchasers of all or substantially all its assets ("Successors") for as long as RS or any Successor continues to provide investment advisory services to the Funds or any successors thereof (including any funds with which a Fund is merged or its assets are transferred, or any reorganized mutual fund into which the assets of any Fund are transferred) provided, however, that any Successor to RS may petition the Attorney General and obtain relief from such undertakings.

9. This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

RS INVESTMENT MANAGEMENT, L.P.

By: ______________________

G. Randall Hecht
Chief Executive Officer
RS Investment Management, L.P.

Dated: October 5th, 2004

ELIOT SPITZER,

Attorney General of the State of New York

By: ______________________

Roger L. Waldman, Esq.
Senior Enforcement Counsel
Investment Protection Bureau

Dated: October 6, 2004

ACKNOWLEDGMENT

STATE OF California

:ss.

COUNTY OF San Francisco

On this 1 4th day of October, 2004, before me personally came George HECHT, ~~known to me~~, who, being duly sworn by me, did depose and say that he is George HECHT of KS Investment Mgmt L.P. the entity described in the foregoing Assurance of Discontinuance, is duly authorized by KS Investment Mgmt L.P to execute the same, and that he signed his name in my presence by like authorization.

Notary Public
My commission expires: 21 June 2007

MAHESH PATEL
Commission # 1425673
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2007

Dated: October 14th, 2004

SCHEDULE A

RS Diversified Growth Fund

RS Emerging Growth Fund

RS Growth Fund

The Information Age Fund

RS Internet Age Fund

RS MidCap Opportunities Fund

RS Smaller Company Growth Fund

RS Contrarian Value Fund

RS Global Natural Resources Fund

RS Partners Fund

SCHEDULE B

[TO BE PREPARED IN ACCORDANCE WITH SECTION I.C.]

SCHEDULE C

WHEREAS, RS Investment Management, L.P. and the Attorney General of the State of New York ("Attorney General") are proposing to enter into an Assurance of Discontinuance Pursuant to Executive Law Sec. 63(15) ("Assurance of Discontinuance"); and

WHEREAS, paragraphs 1 through 14 under Section D, captioned "Corporate Governance of Mutual Funds" in the Assurance of Discontinuance provide for each of the RS mutual funds listed in Schedule A hereto ("Funds") to comply with the requirements of corporate governance set forth therein (the "Corporate Governance Requirements");

NOW, THEREFORE, to provide assurance to the Attorney General of the compliance of the Funds with the Corporate Governance Requirements, the Board of Trustees of each of the Funds hereby adopts the following resolutions:

> RESOLVED, that the Fund will comply in all material respects with the Corporate Governance Requirements during the period or periods in which such provisions are in effect under the Assurance of Discontinuance; and
>
> FURTHER, RESOLVED, that the foregoing resolution shall remain in effect until amended or rescinded by the vote of at least 80% of all incumbent members of the Board of Trustees of the Fund at the time of such amendment or rescission.

TAB B.23



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 49741 / May 20, 2004

INVESTMENT ADVISERS ACT OF 1940
Release No. 2239 / May 20, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26448 / May 20, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11498

In the Matter of Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc., Richard S. Strong, Thomas A. Hooker, Jr. and Anthony J. D'Amato Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND CEASE-AND-DESIST ORDERS PURSUANT TO SECTIONS 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) AND 17A(c)(4)(C) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e), 203(f) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) and 17A(c)(4)(C) of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e), 203(f) and 203 (k) of the Investment Advisers Act of 1940 ("Advisers Act"), and Sections 9 (b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") against Strong Capital Management, Inc. ("SCM"), Strong Investor Services, Inc. ("SIS"), Strong Investments, Inc. ("SII"), Richard S. Strong ("Strong"), Thomas A. Hooker, Jr. ("Hooker") and Anthony J. D'Amato ("D'Amato") (collectively, "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement ("Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-and-Desist Orders Pursuant to Sections 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) and 17A(c)(4)(C) of the Securities Exchange Act of 1934, Sections 203(e), 203 (f) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

Overview

1. This is a proceeding against Strong and the entities he controlled: SCM, a registered investment adviser to the Strong Funds Complex, which consists of the family of Strong mutual funds; SIS, SCM's transfer agent; and SII, a registered broker-dealer and distributor of the Strong mutual funds (collectively, the "Strong entities"), Hooker, SCM's former Chief Compliance Officer and D'Amato, SCM's Executive Vice President, based on (1) SCM's failure to disclose to the Strong funds' boards or shareholders the conflicts of interest created when SCM allowed hedge fund manager Edward Stern and the hedge funds Canary Capital Partners, LLP and Canary Capital Partners, Ltd. (collectively, "Canary") to market time certain Strong funds in order to obtain non-mutual fund business from Edward Stern and his family; (2) SCM's and Strong's failure to disclose that Strong was frequently trading certain funds to the detriment of the funds and their shareholders; (3) SCM's and Strong's making of misleading disclosures that would lead reasonable shareholders to believe that market timing of the Strong funds would be discouraged, without disclosing that Strong and, in the case of SCM, Canary would be allowed to engage in such conduct; (4) SCM's dissemination to Canary of the non-public portfolio holdings for the funds Canary traded to the possible detriment of the funds and their shareholders; (5) SIS's and SII's aiding and abetting of certain of SCM's violations; (6) Hooker's aiding and abetting of certain of Strong and SCM's violations; and (7) D'Amato's aiding and abetting of certain of SCM's violations.

2. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because (a) it can dilute the value of their shares, if the market timer is exploiting pricing inefficiencies, (b) it can disrupt the management of the mutual fund's investment portfolio, and (c) it can cause the targeted mutual fund to incur costs borne by other shareholders to accommodate the market timer's frequent buying and selling of shares.

3. In violation of their fiduciary duties to the Strong funds and their shareholders, Strong frequently traded, and SCM allowed Strong and Canary to frequently trade, shares of the Strong funds. From December 2002 to May 2003, under a written agreement, Canary frequently traded four Strong funds, reaping gross profits of $2.7 million and net profits of $1.6 million. By allowing Canary to frequently trade, SCM expected that Canary would make additional investments with the Strong entities in non-mutual fund business. From 1998 through 2001 and in 2003, Strong frequently traded 10 Strong funds, including one over which he was the portfolio manager, making approximately 660 redemptions inconsistent with the limitations of the prospectus in the forty accounts that he controlled. As a result of his trading, Strong had gross profits of $4.1 million and net profits of $1.6 million. SCM failed to disclose Canary's trading agreement, and the inherent conflicts of interest involved in allowing such trading, and Strong and SCM failed to disclose Strong's frequent trading activities, to the Boards of Directors of the Strong funds or to the shareholders of the frequently traded funds.

4. Since at least 1998, the Strong entities have consistently and openly discouraged market timing of the Strong mutual funds. The Strong fund prospectuses state that the funds reserve the right to refuse trades for excessive trading, and several versions of the prospectuses defined excessive trading in detail. Moreover, SIS implemented procedures that detected and expelled numerous market timers from the Strong funds, and informed numerous fund shareholders and prospective fund shareholders, orally and in writing, that they could not frequently trade the funds and would be banned for engaging in such trading. The prospectus disclosures coupled with the openly-enforced market timing policing procedures would lead a reasonable investor to believe that the Strong funds would not allow market timing. Further, counsel for the Strong entities told employees, including Strong himself, that frequent trading of the Strong funds was inappropriate and that they should be mindful that they should not be viewed as receiving more favorable treatment than other shareholders. The failure to disclose that Strong and Canary were allowed to frequently trade rendered SCM's and SIS's statements discouraging market timing materially misleading.

5. Further, SCM lacked adequate controls to prevent the misuse of nonpublic information for the funds traded by Canary. Specifically, Canary had the advantage of having access to the full month-end portfolio holdings of the funds they traded while other shareholders did not. Canary was given the portfolio holdings by SCM employees for the funds they traded, despite SCM's policy not to disseminate portfolio holdings to shareholders except at designated times during the year.

6. This is the second time that Strong and SCM have placed their interests before the interests of mutual fund investors. Strong and SCM were the subjects of prior disciplinary action. On June 12, 1994, Strong and SCM (at the time doing business as Strong/Corneliuson Capital Management, Inc.) consented to the entry of an order, without admitting or denying the findings, which found that they engaged in a pattern of improper affiliated securities transactions between some of the Strong funds and a hedge fund in which Strong had a substantial personal interest.[2] They were censured and ordered to cease and desist from violating, among other things, the antifraud provisions of the Advisers Act.

Respondents

7. Richard S. Strong, age 62 and a resident of Brookfield, Wisconsin, founded SCM in 1974. During the relevant period, he was a person associated with SCM, SIS and SII. Strong served as SCM's Chairman since October 1991 and its Chief Investment Officer since 1996. Strong was also a supervisor of SCM's equity portfolio managers. Effective November 2, 2003, the independent directors of the Boards of Directors of the Strong investment companies accepted his resignation as Chairman of the Board of Directors, although he remained a director. On December 2, 2003, Strong resigned as a director of the Strong funds and from all positions held at SCM and the Strong entities.

8. Strong Capital Management, Inc., a Wisconsin corporation and wholly owned subsidiary of Strong Financial Corporation ("SFC"), has been registered with the Commission as an investment adviser since 1974. SCM has approximately 1000 employees and serves as the investment adviser to 27 registered investment companies, consisting of 71 mutual funds (the Strong Funds Complex). Until his resignation on December 2, 2003, the Boards of Directors of the Strong investment companies consisted of Strong and five independent directors. As discussed above, SCM has been the subject of prior disciplinary action.

9. Strong Investor Services, Inc., a Wisconsin corporation and wholly owned subsidiary of SFC, is registered with the Commission as a transfer agent. SIS provides transfer agent and record keeping services for SCM and the Strong Funds Complex.

10. Strong Investments, Inc., a Wisconsin corporation and wholly owned subsidiary of SFC, is registered with the Commission as a broker-dealer. SII provides brokerage services and distributes the Strong funds. Among other things, SII sells municipal securities in the form of qualified tuition plans commonly known as 529 Plans.

11. Thomas A. Hooker, Jr., age 47, is a resident of Brookfield, Wisconsin. During the relevant time period, he was a person associated with SCM. He was SCM's Director of Compliance from 1996 through November 2001 and Chief Compliance Officer from December 2001 through February 2004. Hooker's compliance duties included serving as SCM'S preclearance officer and a member of the Code of Ethics Review Committee and supervising SCM's Code of Ethics Administrator. SCM placed Hooker on administrative leave in February 2004.

12. Anthony J. D'Amato, age 37, is a resident of Elm Grove, Wisconsin. D'Amato has been employed with the various Strong entities since 1989. During the relevant time period, D'Amato was a person associated with SCM and SII. He was one of SCM's Executive Vice Presidents in the Office of the CEO and a Vice President of SII. D'Amato has approximately a 1.55% equity interest in SFC. Among other things, D'Amato was responsible for establishing the trading arrangement between SCM and Canary. He also supervised individuals employed by the Strong entities who facilitated Canary's frequent trading of the Strong funds.

Facts

A. Strong Entities' Policies Against Frequent Trading

Prospectus Disclosures

13. The Strong entities utilized various methods to communicate to shareholders that the Strong funds considered market timing to be inappropriate. At least since 1998, the Strong funds' prospectuses contained language cautioning shareholders that "market timers" would be identified, that frequent trading may be "detrimental" or "disruptive" to the funds, and that the funds reserved the right to reject purchases or exchanges for any reason, including due to the timing of an investment or an investor's history of excessive trading. While the fund prospectuses for the funds traded by Strong and Canary did not expressly prohibit frequent trading (described as both market timing and excessive trading in the prospectuses), the disclosures would lead a reasonable shareholder to conclude that the Strong entities discouraged market timing and would likely reject "excessive" fund purchases by any shareholder.

Market Timing Police

14. SCM, through its wholly-owned transfer agent SIS, implemented procedures to monitor certain funds for market timing. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers, i.e., investors who purchased shares directly from SIS, or in the accounts of intermediary customers, i.e., third-party intermediaries such as broker-dealers who have agreements in place to sell Strong funds. The timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international, on the intermediary side.

15. Generally, if SIS's market timing police determined that a shareholder was frequently trading, SIS would warn, or ask the intermediary broker-dealer to warn, the shareholder to stop trading in that manner. The market timing police would issue either an oral or written warning, or both. If the shareholder continued to frequently trade, SIS would undertake efforts to ban the shareholder from trading one or more of the Strong funds.

16. The Strong entity employees who orally warned shareholders against frequent trading generally explained to these shareholders that frequent trading hurts other fund shareholders and that it could be disruptive to a portfolio manager's investment strategy. For instance, one employee, in warning a shareholder not to frequently trade in a Strong fund, explained that "what ends up happening, that disrupts the effective trading for the portfolio manager. They need to know, basically, what money is going to be available to trade in, to buy and sell stocks that day, and when there's a buy in and sell out within a few days that prevents them from being able to do that...." The employee further told the shareholder that "this frequent in and out of mutual funds really hurts all of the other investors in that fund, so we have to ask that that pattern of trading not take place." Another shareholder whose frequent trading was deemed to be "alarming" by the Strong entities was advised that "when mutual funds are purchased, they're usually for long term investments [because among other things] the portfolio manager needs to know what's available to them from one day to the next." This shareholder was also told that frequent trading "ends up hurting other investors in the fund" and warned that his trading would be

prohibited if his frequent trading pattern continued.

Employee Trades of Strong Funds

17. Strong entities' employees, including Strong, were cautioned against frequent trading of the Strong funds and warned that their trading may be restricted if they engaged in such trading. At least as early as 1999, the Strong entities told employees that frequent trading of the Strong funds was unacceptable because, among other things, it increased fund expenses and disrupted portfolio managers' investment strategies.

18. First, in February 1999, in response to frequent trading by some Strong entities' employees in their 401(k) accounts, an attorney for the Strong entities disseminated an e-mail message to all employees, including Strong, reminding them that "the Strong Funds are not to be used as short-term trading vehicles. This is true for all of your accounts with the Strong Funds, taxable and tax-exempt. Short-term trading increases the fund's expenses and can be disruptive to the portfolio manager's ongoing investment program for the fund." The message continued, "we have seen a recent increase in trading by some associates in 401(k) accounts and we intend to begin monitoring this activity closely. Should this activity continue, we may have to take further action, such as restricting trading privileges for any associates [employees] involved in short-term trading."

19. Second, in December 1999, another Strong entities' attorney advised employees against frequent trading. In an e-mail message to all employees, including Strong, he stated "a common problem we have seen with the new funds in the past is investors switching in and out of them on short-term basis, which complicates the portfolio manager's investment program. Presumably, these investors are trying to time the market....We are actively taking steps to limit switching by our shareholders, but we also believe that Strong Associates [employees] need to be above reproach on this issue...please note that trading activity in the funds by Associates will be monitored for inappropriate activity, both directly and through our retirement plans."

20. The Strong entities also conveyed this message cautioning against frequent trading on its website through which Strong 401(k) investors could effect transactions in the Strong funds through their accounts. This website, known as "Strong netDirect," displayed the following message regarding frequent trading:

> One of the benefits of mutual fund investing is the ease by which you can change your investments in light your [sic] investment outlook. It is common, and perfectly acceptable, for associates to reallocate their 401(k) investments to meet their changing financial needs. However, an excessive number of exchanges by any shareholder can be detrimental to our funds and can increase the fund's and the firm's expenses. This is particularly true with equity funds, and most financial experts will tell you that trying to "time" the equity markets is not a prudent strategy for long-term success. What is excessive will depend on the situation, but daily or weekly "flipping" in equity funds is not appropriate. We monitor associate trading and will contact any associate whose trading appears excessive under

the circumstances. In the event that excessive trading becomes an issue, the firm reserves the right to impose specific trading limitations.

21. A former SCM employee, whose frequent trading online in his 401(k) account was identified by Strong entities' employees, received a letter from a Strong entities' attorney containing the cautionary statement in paragraph 20 and advising him that he would not be permitted to make further trades of the Strong funds if he did not alter his trading activity.

22. Finally, the Strong entities told all employees, including Strong, that they had legal and ethical obligations when trading in the Strong funds. Although not addressing frequent trading specifically, a Strong entities' attorney sent an e-mail that served as a reminder to employees about their legal and ethical obligations when investing in the Strong funds and communicated that they needed to be "sensitive when investing in the Strong Funds, particularly to ensure that there is no appearance that you are getting more favorable treatment or terms than we give to any other investors." Further, counsel reminded employees that they should comply with fund prospectuses when making transactions.

23. Thus, the Strong entities made it plain and unambiguous to employees they should not engage in frequent trading of the Strong funds and that their trading could be restricted as a consequence of such trading.

B. Strong's Frequent Trading

24. During the relevant time period, Strong was Chairman of the Strong Funds Complex, Chief Investment Officer and a supervisor of the equity portfolio managers. As a fiduciary of the Strong Funds Complex, Strong's conduct was governed by, among other things, SCM's Code of Ethics, which obligated him to "avoid serving [his] own personal interests ahead of the Advisory Clients of SCM." He knew of the Strong entities' policies disfavoring market timing as reflected in fund prospectus disclosures and that such trading was inappropriate.

25. Strong also knew of the internal policies implemented and communicated by the Strong entities to deter market timing. For instance, in 1999, a Strong entities' attorney advised Strong of employees who had been frequently trading in their 401(k) accounts. The attorney explained that allowing SCM employees to market time would be a breach of SCM's fiduciary duty since the Strong entities ejected other market timing shareholders, and potentially a violation of federal securities laws. The attorney told Strong that he was taking measures to prevent these employees from further such trades, including sending an e-mail to all employees that they should not frequently trade any of the Strong funds. Strong received this and the other e-mail communications discussed in paragraphs 18, 19 and 22 above, which advised SCM employees not to frequently trade Strong funds.

26. Nevertheless, from 1998 to 2001, and in 2003, Strong engaged in frequent trading of 10 Strong funds in 40 accounts that he managed for himself, family and friends, often selling shares fewer than 30 days after purchasing them in a fund. On some occasions, he sold shares only one trading day after a purchase. He typically traded hundreds of thousands of

dollars worth of fund shares per trade, and on at least one occasion, the value of a short-term round trip trade[3] exceeded $1 million.

27. Strong also made frequent trades in the Discovery Fund while he was the portfolio manager. Strong was the Discovery Fund portfolio manager from at least March 1998 to August 2000. In March and April 1998, Strong made at least 13 redemptions in the Discovery Fund, which was inconsistent with the limitations of that fund's prospectus, realizing profits of approximately $374,000 and $291,000 in net gains.

28. Over the six-year period, Strong engaged in at least 660 redemptions inconsistent with the limitations of the prospectuses of the Strong funds. In total, Strong made profits of $4,117,176 and net gains of $1,603,628 from his frequent trading of the Strong funds.

29. Neither Strong nor the Strong entities disclosed Strong's frequent trading to the Boards of Directors of the Strong funds or to Strong fund shareholders and the millions of dollars in profits that he realized as a result.

30. In 2000, Hooker, SCM's Director of Compliance at the time, noted Strong's frequent trading in a compliance review. Hooker informed Strong entities' in-house counsel, who was also the Chief Compliance Officer and his supervisor, of Strong's trading. In-house counsel told Strong that his frequent trading was taking profits from other investors and cautioned him that he should stop trading in this manner. At that time, Strong agreed that he would stop frequently trading the Strong funds. In-house counsel directed Hooker to monitor Strong's trading activity to ensure that he had stopped frequently trading.

31. Despite counsel's advice and his claim that he would stop frequently trading, Strong's abusive trading practices continued. In fact, from 2000 to 2003, Strong engaged in most of his frequent trading, making approximately 599 redemptions inconsistent with the limitations of the fund prospectuses.

32. Although Hooker was directed to monitor Strong's trading, he failed to follow up on this problem to ensure that Strong's trading activity had in fact stopped. There were no compliance measures implemented to monitor or prohibit his frequent trading activity, such as a review of his mutual fund trades to determine whether they were inconsistent with the prospectuses for the funds he traded or in breach of his fiduciary duties to the Strong funds and their shareholders.

C. Canary's Frequent Trading

33. In October 2002, Stern called the customer service number for SCM to arrange a meeting to discuss investing millions of dollars in the Strong Funds Complex. D'Amato and another high-level executive in SCM's Office of the Chief Executive Officer met with Stern and his associate to discuss Canary's proposed investments and trading strategy. Specifically, Stern explained that Canary wanted to actively trade certain Strong funds and that it would invest millions of dollars for this purpose. Additionally, he discussed the possibility of other non-mutual fund investments with the

Strong entities, such as hedge fund or in cash management investments.

34. Following the meeting, Stern identified to D'Amato 19 funds that Canary wanted to trade. D'Amato then directed a subordinate to poll the portfolio managers of the 19 funds to determine whether they would permit Canary to trade their funds on a "frequent" basis. The subordinate, believing that such an exception to allow frequent trading should not be made, told D'Amato that "we don't want to encourage things like that here at Strong." D'Amato did not change his mind, however, so the subordinate fulfilled D'Amato's directive and asked the portfolio managers whether they would permit Canary's trading. While most portfolio managers denied Stern's request, citing such reasons as disruptiveness caused by frequent trading or difficulty monitoring the activity, one portfolio manager agreed to Canary trading four of his funds[4] as long as the trading was within certain parameters.

35. Consequently, SCM entered into a trading agreement that allowed Canary the ability to frequently trade. SCM established parameters for Canary's trading based on input from the portfolio manager of the funds that Canary would be allowed to engage in frequent trading. These parameters, which included the funds Canary could frequently trade and limiting Canary's position to 1% of the assets in a fund, were memorialized in a November 26, 2002 letter from SCM's Manager for Private Client Services to one of Canary's employees, which was received and approved by D'Amato. Under the agreement, Canary invested in the Growth Fund, Growth 20 Fund, Advisor Mid Cap Growth Fund, and Large Cap Growth Fund ("Growth Funds").

36. Beginning in December 2002, Canary opened two accounts at SII, investing $9.35 million in the Strong funds: Nichols Point Associates, LLC ("Nichols Point") on December 6, 2002 and Emu Capital, LLC ("Emu") on May 8, 2003. On December 20, 2002, Canary used $4.64 million of $9.35 million invested in the Nichols Point account to trade the Growth Funds. Canary opened a third account entitled African Grey Capital Associates, LLC ("African Grey") on March 1, 2003.

37. Between December 2002 and May 2003, Canary engaged in approximately 135 round trip trades of these funds. There were at least four trades in which it bought and sold fund shares on consecutive days. As a result of its frequent trading, Canary realized $2.7 million in gross profits and $1.6 million in net gains. During the time period it was frequently trading Strong funds, Canary invested $500,000 in Strong Special Investment LP, one of Strong's hedge funds, through the African Grey account.

38. During the period of Canary's trading, D'Amato acted as Canary's primary contact with SCM. As such, D'Amato occasionally made inquiries of Canary to determine whether Canary would make additional investments with the Strong entities. Moreover, as an internal email made clear, D'Amato was the individual at Strong designated as the "conduit for additional opportunity" with Canary.

39. To enable Canary's frequent trading, the Strong entities contravened several of their policies and procedures. First, SCM allowed Canary to make frequent trades despite the disclosures in the Growth Funds' prospectuses

that market timing or excessive trading could be disruptive or detrimental to the funds. At the time Canary traded, these prospectuses contained the following disclosure: "We reserve the right to...[r]eject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor's history of excessive trading)." Further, the prospectuses denote several factors that the Funds will consider to identify "market timers": "shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors." The prospectuses neither stated nor suggested that the funds would make exceptions for large shareholders from whom Strong entities desired to obtain additional business.

40. Had these disclosures in the prospectuses been applied to Canary's trading, Canary would have been identified as a "market timer." D'Amato knew that, by allowing Canary to frequently trade Strong funds, SCM was making an exception to the Strong entities' policies and procedures disfavoring frequent trading. D'Amato had not before or since negotiating the Canary trading agreement allowed other shareholders the ability to frequently trade the Strong funds. Moreover, during this time, other shareholders who attempted to engage in frequent trading of these funds did not have a special timing agreement as did Canary and were prohibited from such trading. Nevertheless, D'Amato and SCM entered into an agreement with Canary that other shareholders could not.

41. Second, at SII's direction, SIS circumvented its market timing policing procedures to allow Canary to frequently trade. Because Canary's accounts were domiciled at SII, they were considered to be intermediary accounts. Thus, two of the Growth Funds traded by Canary were subject to monitoring by the timing police. The timing police detected Canary's frequent trading of at least one of the Growth Funds. Unaware of the Canary agreement, SIS attempted to block several of his trades in this fund and impose a ban on future trades through the clearing agent for the Strong entities. SIS's instructions to ban Canary's trades, however, were reversed by SII. In each instance, SII informed SIS and the clearing agent that Canary's account was allowed "special permission to buy and sell at any time." Moreover, SCM's clearing broker recognized that an exception to allow Canary to market time was being made at SCM. In an internal email, the clearing broker wrote "they [SCM] are bringing in a client who will be worth 3 billion over all to them...He will be actively trading Strong funds....Normally, we would recognize this as market timing." Accordingly, SIS disregarded its procedures and permitted Canary to purchase fund shares irrespective of the fact that the trades met its criteria for timing as well as the criteria set forth in the prospectuses.

42. Third, SCM also provided Canary with the Growth Funds' portfolio holdings on seven occasions between November 2002 and June 2003. The dissemination of the portfolio holdings to Canary was contrary to its policy. According to SCM's policy, the portfolio holdings were only disseminated to fund shareholders via the semi-annual and annual reports filed with the

Commission. Otherwise, SCM did not provide this information to individual investors. Nevertheless, SCM employees provided Canary with the holdings.

D. SCM Failed to be Forthcoming Regarding Strong's Frequent Trading

43. Beginning on September 5, 2003, the Commission staff conducted an on-site examination of SCM regarding market timing at the Strong entities. On the first day of the examination, the Commission examination staff requested information about all market timers and market timing or frequent trading activity of the Strong funds. The examination staff followed up on their initial request for this information on several occasions.

44. Notwithstanding these requests by the Commission staff, the Strong entities did not disclose to the Commission staff that Strong had frequently traded Strong funds until October 10, 2003.

45. Hooker was primarily responsible for gathering and producing documents responsive to the Commission staff's requests. He knew of Strong's frequent trading at least as early as 2000. Further, he was aware of, and in fact had reviewed, documents reflecting Strong's frequent trading of the Strong funds well before these requests for information regarding market timing. However, Hooker failed to provide the Commission with these documents or any information regarding Strong's frequent trading pursuant to the requests by the Commission staff.

Violations

46. As a result of the conduct described in Section III above, SCM willfully violated Sections 206(1) and 206(2) of the Advisers Act, while acting as an investment adviser, in that it employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. First, SCM failed to disclose to the Strong funds' boards or shareholders the conflicts of interest created when it accepted Canary's market timing money to generate advisory fees and attract additional business from Canary and the Stern family. Second, SCM failed to disclose to the Strong funds' boards or shareholders Strong's frequent trading in the funds. In addition, SCM failed to disclose Strong's conflict of interest by engaging in frequent trading in the Discovery Fund while he acted as the fund's portfolio manager and the conflicts of interest inherent in such trading. Third, SCM failed to disclose that Canary received month-end portfolio holdings information in the funds he traded, whereas other shareholders were not provided or otherwise privy to the same information pursuant to SCM policy. Fourth, the fund prospectuses reinforced by the Strong entities' express policies disfavoring frequent trading were materially misleading in that they failed to disclose that SCM would make exceptions in instances where they benefited Strong and SCM.

47. As a result of the conduct described in Section III above, Strong willfully violated Sections 206(1) and 206(2) of the Advisers Act, while acting as an investment adviser, in that he employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. First,

Strong failed to disclose to the Strong funds' boards or shareholders his frequent trading in the funds. In addition, Strong failed to disclose his conflict of interest by engaging in frequent trading in the Discovery Fund while he acted as the fund's portfolio manager and the conflicts of interest inherent in such trading. Second, Strong's failure to disclose his frequent trading rendered the fund prospectuses, as reinforced by the Strong entities' express policies disfavoring frequent trading, materially misleading.

48. As a result of the conduct described in Section III above, SIS and SII willfully aided and abetted and caused SCM's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, SIS and SII knew of Canary's frequent trading, but allowed it to continue despite the limitations set forth in fund prospectus disclosures and SIS's market timing prevention policy.

49. As a result of the conduct described in Section III above, Hooker willfully aided and abetted and caused Strong and SCM's violations of Section 206(2) of the Advisers Act. Specifically, although Hooker was directed to monitor Strong's trading by his supervisor, he failed to follow up on Strong's trading activity to ensure that it had in fact stopped. He failed to implement compliance measures to monitor or prohibit Strong's frequent trading activity, such as reviewing his mutual fund trades to determine whether they were inconsistent with the prospectuses for the funds he traded or in breach of his fiduciary duties to the Strong funds and their shareholders. This, among other things, allowed Strong's frequent trading of the Strong funds to continue.

50. As a result of the conduct described in Section III above, D'Amato willfully aided and abetted and caused SCM's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, D'Amato provided Canary with access to the Strong entities to market time certain Strong funds by helping to arrange the trading agreement with Canary despite his knowledge of SCM's prospectus disclosures and SCM's policies relating to market timing. D'Amato knew that Canary was allowed to market time whereas other shareholders were warned or banned from the Strong funds for engaging in such trading.

51. As a result of the conduct described in Section III above, SCM willfully violated Section 204A of the Advisers Act in that it, while acting as an investment adviser, failed to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser's business, to prevent the misuse of material, non-public information by such investment adviser or any person associated with such investment adviser. Specifically, SCM had inadequate procedures in place to control disclosure of the Strong funds' non-public portfolio holdings and, in fact, actively released portfolio holdings to Canary for the funds it frequently traded.

52. As a result of the conduct described in Section III above, SCM willfully violated Section 34(b) of the Investment Company Act in that it made untrue statements of a material fact and omitted to state facts necessary in order to prevent the statements made, in the light of the circumstances under which they were made, from being materially misleading in any registration statement, application, report, account, record, or other document filed with the Commission or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act. SCM failed to

disclose to the funds' boards or shareholders the conflicts of interest created by the trading agreement with Canary and Strong's frequent trading in the Discovery Fund while he acted as the fund's portfolio manager. SCM also violated this provision by making materially misleading statements in the Strong funds' prospectuses, which are filed with the Commission. As discussed above, the prospectuses of the funds traded by Canary and Strong would lead a reasonable investor to believe that market timing was discouraged when, in fact, SCM allowed Canary and Strong to engage in frequent trading.

Undertakings

53. In determining whether to accept the Offer, the Commission has considered the following efforts voluntarily undertaken by the Strong Funds:

a. The Strong funds shall operate in accordance with the following governance policies and practices:

 i. no more than 25 percent of the members of the Board of Directors of any Strong fund will be persons who either (a) were directors, officers or employees of SCM at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the fund or of SCM. In the event that the Board of Directors fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent Director, the independent Directors will take such steps as may be necessary to bring the board in compliance within a reasonable period of time;

 ii. no chairman of the Board of Directors of any Strong fund will either (a) have been a director, officer or employee of SCM at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of the fund or of SCM or any fund advised by SCM; and

 iii. any person who acts as counsel to the independent Directors of any Strong fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act.

b. The Boards of Directors of the Strong funds shall maintain separate committees primarily dedicated to the oversight of the investment operations of particular categories of funds. Persons who either (a) were directors, officers or employees of SCM at any point during the preceding 10 years or (b) are interested persons, as defined in the Investment Company Act, of the funds or of SCM will not comprise a majority of, or serve as chairman of, any such committee. Each such committee will, among its duties, identify any compliance issues that are unique to the category of funds under its review and work with the appropriate board committees (e.g. the Audit and Pricing Committee) to ensure that any such issues are properly addressed.

c. No action will be taken by the Board of Directors of any Strong fund

or by any committee thereof unless such action is approved by a majority of the members of the Board of Directors or of such committee, as the case may be, who are neither (i) persons who were directors, officers or employees of SCM at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of the fund or of SCM. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent Directors of a fund is not approved by the full Board of Directors, the fund will disclose such proposal and the related board vote in its shareholder report for such period.

d. Commencing in 2005 and not less than every fifth calendar year thereafter, each Strong fund will hold a meeting of shareholders at which the Board of Directors will be elected.

e. Each Strong fund will designate a member of the independent administrative staff reporting to its Board of Directors as being responsible for assisting the Board of Directors and any of its committees in monitoring compliance by SCM with the federal securities laws, its fiduciary duties to fund shareholders and its Code of Ethics in all matters relevant to the operation of the investment company. The duties of this staff member will include reviewing all compliance reports furnished to the Board of Directors or its committees by SCM, attending meetings of SCM's Internal Compliance Controls Committee to be established pursuant to SCM's undertakings set forth in Section IV below, serving as liaison between the Board of Directors and its committees and the Chief Compliance Officer of SCM, making such recommendations to the Board of Directors regarding SCM's compliance procedures as may appear advisable from time to time, and promptly reporting to the Board of Directors any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

54. **Independent Compliance Consultant**. SCM and SII have undertaken as follows:

a. SCM and SII shall retain, within 90 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent Directors of the Strong funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by SCM or its affiliates. SCM and SII shall require the Independent Compliance Consultant to conduct a comprehensive review of SCM's and SII's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by SCM and SII and their employees. This review shall include, but shall not be limited to, a review of SCM's and SII's market timing controls across all areas of its business, a review of the Strong funds' pricing practices that may make those funds vulnerable to market timing, and a review of the Strong funds' utilization of short term trading fees and other controls for deterring excessive short term trading. SCM and SII shall cooperate fully with the Independent Compliance Consultant and shall provide the

Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

b. SCM and SII shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the Independent Compliance Consultant shall submit a Report to SCM, SII, the Directors of the Strong funds, and the staff of the Commission. The Report shall address the issues described in subparagraph 54.a. of these undertakings, and shall include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of SCM, SII, and the Strong funds, and a procedure for implementing the recommended changes in or improvements to SCM's and SII's policies and procedures.

c. SCM and SII shall adopt all recommendations with respect to SCM contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, SCM and SII shall in writing advise the Independent Compliance Consultant, the Directors of the Strong funds and the staff of the Commission of any recommendations that they consider to be unnecessary or inappropriate. With respect to any recommendation that SCM or SII consider unnecessary or inappropriate, SCM or SII need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

d. As to any recommendation with respect to SCM's (or SII's) policies and procedures on which SCM (or SII) and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event SCM (or SII) and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, SCM (or SII) will abide by the determinations of the Independent Compliance Consultant.

e. SCM and SII (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of a majority of the independent Directors and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the Directors or the Commission.

f. SCM and SII shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Strong, SCM, SII, SIS or any of their

present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent Directors and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Strong, SCM, SII, SIS or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

55. **Periodic Compliance Review**. SCM and SII have undertaken that, commencing in 2005, and at least once every other year thereafter, SCM and SII will undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of SCM or SII. At the conclusion of the review, the third party shall issue a report of its findings and recommendations concerning SCM's and SII's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by SCM, SII and their employees in connection with their duties and activities on behalf of and related to the Strong funds. Each such report shall be promptly delivered to SCM's Internal Compliance Controls Committee and to the Audit Committee of the board of Directors of each Strong fund.

56. SCM undertakes to retain, within 30 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent Directors of the Strong funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by SCM. SCM shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

a. SCM shall require that the Independent Distribution Consultant develop a Distribution Plan for the distribution of all of the disgorgement and penalties provided for in the Order, and any interest or earnings thereon, according to a methodology developed in consultation with SCM and acceptable to the staff of the Commission and the independent Directors of the investment company. The Distribution Plan shall provide for investors to receive, in order of priority, (i) their proportionate share of losses from market-timing, and (ii) a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing.

b. SCM shall require that the Independent Distribution Consultant submit a Distribution Plan to SCM and the staff of the Commission no more than 100 days after the date of entry of the Order.

c. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, SCM or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be

inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

d. With respect to any determination or calculation with which SCM or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Strong or SCM and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

e. SCM shall require that, within 175 days of the date of entry of this Order, the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules of Practice. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules of Practice, SCM shall require that the Independent Distribution Consultant, with SCM, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

f. SCM shall require that the Independent Distribution Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Strong, SCM, SII, and SIS, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. SCM shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent Directors and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with SCM or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

57. SIS has undertaken to file with the Commission within 365 days of the issuance of this Order, a notice of withdrawal from registration on Form TA-W in accordance with the instructions contained thereon.

58. **Certification and Extension of Procedural Dates**. SCM, SII and SIS have undertaken that, no later than twenty-four months after the date of entry of the Order, their chief executive officers shall certify to the Commission in writing that SCM, SII and SIS, respectively, have fully adopted and complied in all material respects with the undertakings set forth in paragraphs 53 through 57 above or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance. For good cause shown, the Commission's staff may extend any of the procedural dates set forth in paragraphs 53 through 57 above.

59. **Record-keeping**. SCM and SII have undertaken to preserve for a period not less than six years from the end of the fiscal year last used, the

first two years in an easily accessible place, any record of their compliance with the undertakings set forth in paragraphs 53 through 58 above.

IV.

In view of the foregoing, the Commission deems it appropriate in the public interest and for the protection of investors to impose the sanctions agreed to in Respondents' Offers. Accordingly, it is hereby ORDERED, effective immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, SCM is hereby censured;

B. Pursuant to Section 15(b)(4) of the Exchange Act, SII is hereby censured;

C. Pursuant to Section 17A(c)(3) of the Exchange Act, SIS is hereby censured;

D. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, SCM shall cease and desist from committing or causing any violations and any future violations of Sections 204A, 206(1) and 206(2) of the Advisers Act and Section 34 (b) of the Investment Company Act;

E. Pursuant to Section 203(k) of the Advisers Act, Strong shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act;

F. Pursuant to Section 203(k) of the Advisers Act, Hooker shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act ;

G. Pursuant to Section 203(k) of the Advisers Act, D'Amato shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act ;

H. Pursuant to Section 203(k) of the Advisers Act, SIS and SII shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act;

I. Pursuant to Section 15(b)(6), 15B(c)(4) and 17A(c)(4)(C) of the Exchange Act, Section 203(f) of the Advisers Act and Section 9(b) of the Investment Company Act, Richard Strong be, and hereby is barred from association with any broker, dealer, municipal securities dealer, transfer agent or investment adviser, and is prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter, provided however, that Strong may continue to hold his ownership interest in SCM, SII and SIS until March 1, 2005.

Any reapplication for association by Strong will be subject to the

applicable laws and regulations governing the reentry process, and reentry may be conditioned upon a number of factors, including, but not limited to, the satisfaction of any or all of the following: (a) any disgorgement ordered against Strong, whether or not the Commission has fully or partially waived payment of such disgorgement; (b) any arbitration award related to the conduct that served as the basis for the Commission order; (c) any self-regulatory organization arbitration award to a customer, whether or not related to the conduct that served as the basis for the Commission order; and (d) any restitution order by a self-regulatory organization, whether or not related to the conduct that served as the basis for the Commission order.

J. Pursuant to Section 203(f) of the Advisers Act and Section 9(b) of the Investment Company Act, Thomas A. Hooker, Jr., be, and hereby is barred from association with any investment adviser, and is prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter.

 Any reapplication for association by Hooker will be subject to the applicable laws and regulations governing the reentry process, and reentry may be conditioned upon a number of factors, including, but not limited to, the satisfaction of any or all of the following: (a) any disgorgement ordered against Hooker, whether or not the Commission has fully or partially waived payment of such disgorgement; (b) any arbitration award related to the conduct that served as the basis for the Commission order; (c) any self-regulatory organization arbitration award to a customer, whether or not related to the conduct that served as the basis for the Commission order; and (d) any restitution order by a self-regulatory organization, whether or not related to the conduct that served as the basis for the Commission order.

K. Pursuant to Section 15(b)(6) of the Exchange Act, Section 203(f) of the Advisers Act and Section 9(b) of the Investment Company Act, Anthony J. D'Amato be, and hereby is barred from association with any broker, dealer, or investment adviser, and is prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor[5] of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter.

 Any reapplication for association by D'Amato will be subject to the applicable laws and regulations governing the reentry process, and reentry may be conditioned upon a number of factors, including, but not limited to, the satisfaction of any or all of the following: (a) any disgorgement ordered against D'Amato, whether or not the Commission has fully or partially waived payment of such disgorgement; (b) any arbitration award related to the conduct that served as the basis for the Commission order; (c) any self-regulatory organization arbitration award to a customer, whether or not related to the conduct that served as the basis for the Commission order; and (d) any restitution order by a self-regulatory organization,

whether or not related to the conduct that served as the basis for the Commission order.

L. Respondent Strong shall pay disgorgement in the amount of $30 million and a civil money penalty in the amount of $30 million to the United States Treasury. Strong shall pay $15 million within 30 days of the entry of this Order, $15 million on or before February 1, 2005, and $30 million on or before May 30, 2005. Respondent SCM shall, on or before February 1, 2005, pay disgorgement in the amount of $40 million and a civil money penalty in the amount of $40 million to the United States Treasury. Respondent Hooker shall, within 30 days of the entry of this Order, pay a civil money penalty in the amount of $50,000 to the United States Treasury. Respondent D'Amato, within 30 days of the entry of this Order, shall pay disgorgement of $375,000 and a civil money penalty in the amount of $375,000. Such payments shall be: (A) made by United States postal money order, certified check, bank cashier's check, bank money order or wire transfer; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (D) submitted under cover letter that identifies Strong, SCM, Hooker and D'Amato as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Robert J. Burson, Senior Associate Regional Director, Securities and Exchange Commission, 175 West Jackson Blvd., Chicago, IL 60604. Pursuant to Rule 1100, such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents Strong, SCM, Hooker and D'Amato agree that they shall not, after offset or reduction in any Related Investor Action for the amount of the disgorgement paid by them, further benefit by offset or reduction of any part of the civil penalty paid by them ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondents Strong, SCM, Hooker and D'Amato agree that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondent in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents Strong, SCM, Hooker and D'Amato by or on behalf of one or more investors based on substantially the same facts as alleged in the Order in this proceeding.

M. SCM, SII and SIS shall comply with the undertakings set forth in paragraphs 54 through 59 above.

N. **Other Obligations and Requirements**. Nothing in this Order shall relieve SCM, SII SIS, any Strong fund, Strong, Hooker or D'Amato of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

[1] The findings herein are made pursuant to Respondents' Offers of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] *See In the Matter of Strong/Corneliuson Capital Management, Inc., Richard S. Strong, and Bruce Behling*, 1994 WL 361971, 57 S.E.C. Docket 394 (June 12, 1994).

[3] A round trip trade is one in which the shareholder bought and then sold mutual fund shares. The actual number of round trip trades was much larger because Strong often traded in multiple personal accounts simultaneously on the same days. For example, if Strong purchased mutual fund shares and then sold shares two days later, that transaction is alleged herein to be one round trip trade, even though he may have spread the purchase and sale over two or three different personal accounts on those days.

[4] Another portfolio manager also agreed to allow Canary to trade in one of his funds. However, Canary never invested in this fund.

[5] The term depositor, as defined in SEC Form N-4, means "the person primarily responsible for the organization of [a unit investment trust] and the person who has continuing functions or responsibilities with respect to the administration of the affairs of [a unit investment trust], other than the trustee or custodian."

http://www.sec.gov/litigation/admin/34-49741.htm

TAB B.24

Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
212-416-8060

For Immediate Release
May 20, 2004

NEW YORK, WISCONSIN SETTLE "MARKET TIMING" ALLEGATIONS WITH STRONG CAPITAL MANAGEMENT AND ITS FOUNDER

Richard Strong Barred from Securities Industry for Lifetime

New York Attorney General Eliot Spitzer and Wisconsin Attorney General Peg Lautenschlager today announced a $175 million settlement with a leading mutual fund company, its founder and other employees and entities to resolve allegations of unlawful trading of mutual funds.

The settlement with Strong Capital Management Co. (SCM) and its founder Richard S. Strong, which follows a lengthy investigation by the State of New York, the State of Wisconsin, and the Securities and Exchange Commission, includes $140 million in disgorgement and civil penalties, fee reductions, lifetime bars of Richard Strong and other SCM executives. It also establishes structural reforms for fees, sets new standards for board independence and accountability at the mutual fund company and preserves jobs at SCM.

"The settlement we reached will protect Strong investors from overreaching by their fund managers. Shareholders have a right to expect nothing less," Spitzer said. "This agreement is part of our on-going effort to clean up the mutual fund industry and demand accountability from those who have been entrusted by the investing public."

"Investors in Strong funds did not always get treated equally and fairly as they had the right to expect," said Attorney General Lautenschlager. "This settlement appropriately accounts for those inequities. The settlement also ensures worthwhile reforms, while giving the company a positive opportunity to address its future."

Strong Capital Management, located in Menomonee Falls, Wisconsin, has been a leading mutual fund advisor with 71 mutual funds under management. Richard Strong owns approximately 85-percent of the company and served as its Chairman and Chief Investment Officer until December 2003.

According to a complaint filed by Spitzer's office in connection with today's settlement, the investigation uncovered that while SCM was warning investors that they could be barred from trading for market timing, Richard Strong himself was engaging in that practice for his own personal gain, and another high-level

official had arranged for Canary Capital Partners to time funds managed by the firm to lure Canary's other lucrative business. Strong's personal gain is estimated at $1.8 million.

In addition, regulators alleged that Richard Strong concealed his misconduct from investors.

Under terms of the agreement, Richard Strong will be barred from the securities industry for his lifetime. Anthony D'Amato, one of the firm's highest executives, also receives a lifetime bar, as does Thomas Hooker, formerly SCM's director of compliance.

Of the $140 million in disgorgement and penalties, $80 million will be paid by SCM, and an additional $60 million will be paid personally by Richard Strong. Fees to Strong shareholders will be reduced by 6% for a five-year period, a reduction valued at $35 million.

According to today's complaint, documents provided to regulators showed that Richard Strong made more than 1,400 redemptions in Strong Funds over six years, with over 500 in 2001 alone. In a statement issued by Richard Strong in connection with the settlement, he admitted to frequent trading of Strong Funds, which was the opposite of advice given by the firm to members of the public that they should hold Strong shares for the long term. Strong further stated: "My personal behavior in this regard was wrong and at odds with the obligations I owed my shareholders."

Today's complaint also alleges that, when the Attorney General began to investigate market timing practices at SCM, the firm suppressed information and delayed the production of relevant documents, including documents that revealed Richard Strong's frequent personal trading.

The investigation resulting in today's settlement was conducted by Assistant Attorneys General Harold J. Wilson, R. Verle Johnson, and Deputy Attorney General Peter B. Pope in Spitzer's office; and Assistant Attorney General Eric J. Wilson and Deputy Attorney General Daniel P. Bach in Lautenschlager's office.

The Attorney General thanked Kara M. Washington, Richard J Gorman, Jane E. Jarcho, and Robert M. Burson of the Securities and Exchange Commission for their assistance in the case.

Attachments:

- Judgement on Consent Against Richard S. Strong and the Strong Entities
- Verified Complaint

EXHIBIT C





Overview

Archive Topics:
Asset Management
Go

Bank of America and Nations Funds Trustees announce actions

September 8, 2003

Reporters May Contact
Bob Stickler, Bank of America, 704.386.8465
robert.stickler@bankofamerica.com

NEW YORK -- Bank of America and the Nations Funds Board of Trustees, through its independent Chairman, William Carmichael, today announced actions in response to allegations last week by the New York Attorney General's office concerning certain activities relating to the distribution of mutual fund shares, specifically market timing and late day trading.

Nations Funds Board Actions
"The Board of Trustees of the Nations Funds has always taken its fiduciary obligations to its shareholders as the fundamental and guiding principle of all of our activities. The Board will continue to take a proactive and deliberate role in carrying out its oversight responsibilities to the Nations Funds shareholders," said Mr. Carmichael. "Bank of America's senior management has been, and continues to be, fully cooperative with our efforts to evaulate the situation as it relates to the Attorney General's inquiry, and to take appropriate action in the interests of our shareholders and customers," Mr. Carmichael added.

The Board will take the following actions:

- Independent Evaluation. The independent trustees of the Nations Funds will hire an independent firm to evaluate whether there was any monetary impact to any funds in which the adviser to the fund permitted a discretionary market-timing agreement.
- Evaluation of Fund Management Practices. The independent trustees of the Nations Funds will evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the funds are being

managed and operated in their interests. Such measures may include the hiring of an independent expert to review the processes and procedures employed by the Nations Funds and its service providers, to ensure the funds are being managed and serviced in a manner that is in accordance with highest industry practices.

- Continuing Review of Late-Day Trading. The independent trustees of the Nations Funds have received assurances from Bank of America that it is diligently reviewing the issues related to late-day trading activities in Nations Funds, and will continue to do so until this matter is resolved. The board will, with the assistance of the independent firm it will retain, conduct its own review, consider the results of the Bank of America review, and take action as appropriate.

Bank of America Actions
Bank of America will take the following actions:

- Nations Funds Shareholder Restitution. To the extent that the independent firm determines that Nations Funds shareholders were adversely affected by such a discretionary market timing agreement, the adviser will make appropriate restitution. Appropriate restitution will also be made to the extent that it is determined that Nations Funds shareholders were adversely impacted by such late day trading activities.

- Reimbursement of Fees. The adviser will promptly return to the funds that were the subject of a market timing agreement all funds management and advisory fees it received as a result of such an agreement. This will occur whether or not there is an independent determination of any negative impact to fund shareholders.

- Continuing Cooperation with Governmental and Regulatory Authorities. Bank of America will continue cooperating fully with governmental and regulatory authorities to resolve this matter fully and completely, in a manner that demonstrates an unwavering commitment to the best interests of Nations Funds' shareholders. It will also support uniform rules to regulate market timing in mutual funds.

Note: We maintain Bank of America news releases on this site for archival purposes. Our news releases are believed accurate as of the date they are issued; however, they may become outdated over time, and should not be relied on as correct after their issue date.

Official Sponsor 2004-2008 U.S. Olympic Teams USA

Bank of America, N.A. Member FDIC. Equal Housing Lender
© 2005 Bank of America Corporation. All rights reserved.

EXHIBIT D

Bank of America



2003: Our best year. We served our 28,000,000 customers better than ever before. Investors entrusted us with $474,000,000,000 of their assets. We served 25,000 midsized companies—more than any other bank. 2,000,000 small businesses made us the nation's number-one small business bank. Customers opened 1,240,000 net new checking accounts. We made loans to more than 1,000,000 homeowners. We helped more than 452,000 low- and moderate-income families obtain affordable new homes. We delivered more than $300,000,000,000 in investment banking solutions for our clients. **And we continue to raise the bar.**

2003 ANNUAL REPORT

The Corporation also sells products that guarantee the return of principal to investors at a preset future date. These guarantees cover a broad range of underlying asset classes and are designed to cover the shortfall between the market value of the underlying portfolio and the principal amount on the preset future date. To manage its exposure, the Corporation requires that these guarantees be backed by structural and investment constraints and certain predefined triggers that would require the underlying assets or portfolio to be liquidated and invested in zero-coupon bonds that mature at the preset future date. The Corporation is required to fund any shortfall at the preset future date between the proceeds of the liquidated assets and the purchase price of the zero-coupon bonds. These guarantees are booked as derivatives and marked to market in the trading portfolio. At December 31, 2003 and 2002, the notional amount of these guarantees totaled $7.4 billion and $4.1 billion, respectively; however, as of December 31, 2003 and 2002, the Corporation had not made a payment under these products, and management believes that the probability of payments under these guarantees is remote. These guarantees have an approximate term ending between 2005 and 2010.

In the ordinary course of business, the Corporation enters into various agreements that contain indemnifications, such as tax indemnifications, whereupon payment may become due if certain external events occur, such as a change in tax law. These agreements typically contain an early termination clause that permits the Corporation to exit the agreement upon these events. The maximum potential future payment under indemnification agreements is difficult to assess for several reasons, including the inability to predict future changes in tax and other laws, the difficulty in determining how such laws would apply to parties in contracts, the absence of exposure limits contained in standard contract language and the timing of the early termination clause. Historically, any payments made under these guarantees have been de minimis. Management has assessed the probability of making such payments in the future as remote.

The Corporation has entered into additional guarantee agreements, including lease end obligation agreements, partial credit guarantees on certain leases, sold risk participation swaps and sold put options that require gross settlement. The maximum potential future payment under these agreements was approximately $1.3 billion and $575 million at December 31, 2003 and 2002, respectively. The estimated maturity dates of these obligations are between 2004 and 2025. As of December 31, 2003 and 2002, the Corporation had made no material payments under these products.

For additional information on recourse obligations related to mortgage loans sold and other guarantees related to securitizations, see Note 9 of the consolidated financial statements.

Litigation and Regulatory Matters

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and its subsidiaries and certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation but may be material to the Corporation's operating results for any particular quarter.

Mutual Fund Operations

On September 3, 2003, the Office of the Attorney General for the State of New York (NYAG) simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, Canary). The complaint alleged, among other things, that Canary engaged in improper trading with certain mutual funds in the Nations Funds family (Nations Funds). Specifically, the NYAG alleged that Canary engaged in activities that it characterized as "market timing" and "late trading." The Corporation is cooperating fully with the NYAG, the SEC and other regulators in connection with these inquiries.

On September 16, 2003, the NYAG announced a criminal action, and the SEC announced a civil action, against a former employee of Banc of America Securities LLC (BAS). The complaints allege that this former employee played a key role in enabling Canary to engage in "late trading" of shares of Nations Funds and other mutual funds in violation of state and federal law.

The Corporation has announced that it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties. The Corporation has also committed to return to the Nations Funds all funds management and advisory fees related to the Canary market timing agreement.

The Corporation has named several key leaders and advisors external to the Corporation to review mutual fund practices. These individuals are currently leading an independent review of the Corporation's mutual fund policies and practices, including a complete legal and regulatory compliance review of the Corporation's mutual fund business, and coordinating a detailed review of all technology, control, and compliance systems related to the mutual fund business, including all systems relating to sales, clearing, and derivative and brokerage operations.

The Corporation is developing new policies to eliminate all lending, derivatives, brokerage services or any other services relating to mutual fund trading activity by clients known to the Corporation to engage in active mutual fund market timing not permitted by the targeted funds. The Corporation has committed that the market timing policies being established will no longer permit special exceptions.

The independent trustees of the Board of Trustees of the Nations Funds have retained an independent firm to evaluate the extent of any adverse monetary impact to any Nations Fund in which the Nations Funds' adviser permitted a discretionary market timing agreement. They also announced that they would evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the Nations Funds are being managed in their best interests. In addition, the independent trustees announced that the Board of Trustees, with the assistance of the independent firm, will conduct a review of the issues relating to late trading in Nations Funds, consider the results of the review of these issues being conducted by the Corporation, and take action as appropriate.

As of the date hereof, a number of lawsuits and regulatory proceedings have been filed against the Corporation, its affiliates and associates in connection with these circumstances, alleging, among other things, breaches of fiduciary duties, federal securities laws, the ERISA Act, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 as well as contractual and other common law claims. The Corporation has also received shareholder derivative actions purportedly brought on behalf of the Corporation alleging various claims, including breach of fiduciary duty, against the Board of Directors in connection with these matters. Additional lawsuits or regulatory proceedings presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against the Corporation and related parties.

During the quarter ended September 30, 2003, the Corporation recognized a $100 million charge to income in connection with these matters. The Corporation, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

Enron Corporation (Enron) Securities Litigation

The Corporation was named as a defendant, along with a number of commercial and investment banks and their holding companies, certain former Enron officers and directors, law firms and accountants, in a putative consolidated class action pending in the United States District Court for the Southern District of Texas filed on April 8, 2002 entitled Newby v. Enron. The amended complaint, which was filed in May 2003 and is now the operative complaint, alleges claims against the Corporation and BAS under Sections 11, 12 and 15 of the Securities Act of 1933 related to the role of BAS as an underwriter of two public offerings of Enron debt and as an initial purchaser in a private placement of debt issued by an Enron affiliated company. The Corporation and BAS have moved to dismiss all of the claims asserted against them in the operative complaint. That motion is fully briefed and remains pending. Plaintiffs' motion for class certification is fully briefed and remains pending.

In addition, the Corporation and certain of its affiliates have been named as defendants or third-party defendants, along with other commercial and investment banks and many other parties, in various other individual and putative class actions relating to Enron. The complaints assert claims under federal securities laws, state securities laws and/or state common law or statutes. The majority of these actions were either filed in or have been transferred to the United States District Court for the Southern District of Texas and consolidated or coordinated with Newby v. Enron.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

WorldCom, Inc. (WorldCom) Securities Litigation

BAS, Banc of America Securities Limited (BASL), and other underwriters of WorldCom bonds issued in 2000 and 2001, as well as former officers and directors of WorldCom and other parties, have been named as defendants in a class action lawsuit filed in the United States District Court for the Southern District of New York entitled WorldCom Securities Litigation. The operative complaint alleges claims against BAS and BASL under Sections 11 and 12 of the Securities Act of 1933 in connection with 2000 and 2001 public bond offerings and is brought on behalf of purchasers and acquirers of bonds issued in or traceable to these offerings. On October 24, 2003, United States District Court Judge Denise Cote certified a class consisting of "all persons and entities who purchased or otherwise acquired publicly traded securities of WorldCom during the period beginning April 29, 1999 through and including June 25, 2002 and who were injured thereby." Fact discovery is presently proceeding in this class action and a trial date has been set for January 10, 2005.

In addition, the Corporation, BAS and BASL, along with other underwriters, certain holding companies affiliated with the underwriters, a former Salomon Smith Barney telecommunications analyst, certain former officers and directors of WorldCom and WorldCom's former auditors have been named as defendants in numerous individual actions that were filed in either federal or state courts arising out of alleged accounting irregularities of the books and records of WorldCom. Plaintiffs in these actions are typically institutional investors, including state pension funds, who allegedly purchased debt securities issued by WorldCom pursuant to public offerings in 1997, 1998, 2000 or 2001. The majority of the complaints assert only claims under Section 11 of the Securities Act of 1933, but some complaints also include claims under the Exchange Act of 1934, state securities laws, other state statutes and under common law theories. Most of these cases were filed in state court and subsequently removed (as related to WorldCom's bankruptcy) by defendants to federal courts and then transferred by the Judicial Panel for Multidistrict Litigation to the United States District Court for the Southern District of New York to be consolidated with WorldCom Securities Litigation for pretrial purposes. Seven of these actions, which have been removed, were remanded to state courts in Alabama (2), Tennessee, Pennsylvania (3) and Illinois.

Certain plaintiffs in actions transferred to the Southern District of New York have filed an appeal to the Second Circuit Court of Appeals arguing that their actions were not properly removed to federal court because a provision in the Securities Act prevented such removals. Defendants, including the underwriters, have argued that removal was proper.

Additional complaints were filed on behalf of purchasers of WorldCom stock in state courts in Mississippi against the Corporation and BAS, as well as certain former officers and directors of WorldCom, other commercial and investment banks and other parties. These cases have also been transferred to the United States District Court for the Southern District of New York and consolidated with WorldCom Securities Litigation for pretrial purposes.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

Adelphia Communications Corporation (Adelphia) Securities Litigation

Bank of America, N.A. and BAS are defendants in several private civil actions relating to Adelphia which have been consolidated for pretrial purposes and are currently pending in the United States District Court for the Southern District of New York. The actions include a class action and various individual actions. BAS was a member of seven underwriting syndicates of securities issued by Adelphia, and Bank of America, N.A. was an agent and/or lender in connection with five credit facilities in which Adelphia subsidiaries were borrowers. Additional defendants include other members of those syndicates, underwriters for additional Adelphia securities offerings, lenders and agents for that and other credit facilities, former Adelphia insiders and members of its board of directors, and Adelphia's outside auditors and counsel. The complaints allege claims under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Bank of America, N.A. and BAS are also defendants in an adversary proceeding pending in the United States Bankruptcy Court for the Southern District of New York. The proceeding is brought by the Official Committee of Unsecured Creditors in the Adelphia Bankruptcy Proceedings (the Creditors Committee) on behalf of Adelphia; however, the Bankruptcy Court has not yet given the Creditors Committee authority to bring this lawsuit. The adversary proceeding complaint names over 400 defendants and asserts over 50 claims under federal statute (including Bank Holding Company Act), state common law and various provisions of the Bankruptcy Code. The Creditors Committee seeks avoidance and recovery of payments, equitable subordination, disallowance and recharacterization of claims and recovery of damages in an unspecified amount. Bank of America, N.A., BAS and other investment bank defendants have filed motions to dismiss. The Official Committee of Equity Security Holders in the Adelphia Bankruptcy Proceedings has filed a motion seeking to intervene in the adversary proceeding and to file its own complaint. The proposed complaint is similar to the Creditor's Committee complaint, except that it also asserts claims under RICO and various state law theories.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

Paul J. Miller v. Bank of America, N.A.

On August 13, 1998, Bank of America, N.A.'s predecessor was named as a defendant in this class action challenging its practice, consistent with the banking industry, of debiting accounts that receive, by direct deposit, governmental benefits to repay fees incurred in those accounts. The action alleges fraud, negligent misrepresentation and violations of certain California laws. On October 16, 2001, a class was certified consisting of more than one million California residents who have, had or will have, at any time after August 13, 1994, a deposit account with Bank of America, N.A. into which payments of public benefits are or have been directly deposited by the government. The case proceeded to trial on January 20, 2004. On February 25, 2004, at the conclusion of the jury phase of the trial, the jury found in Bank of America, N.A.'s favor on three of the four claims presented to the jury. As to the fourth claim, alleging that Bank of America, N.A. violated certain California laws, the jury imposed damages of approximately $75 million and awarded the class representative $275,000 in emotional distress damages. The jury also assessed a $1,000 penalty as to those members of the class suffering substantial economic or emotional harm as a result of the practice but did not determine which or how many class members are entitled to the penalty. This and other legal issues remain outstanding in the trial court.

The Corporation believes that this case is without merit and plans to appeal any adverse judgement. The Corporation cannot determine at this time the eventual outcome, timing or impact of this matter.

D.E. Shaw Litigation

Following the merger of NationsBank Corporation and BankAmerica Corporation in September 1998, the Corporation and certain of its officers and directors were named as defendants in class actions brought on behalf of persons who purchased NationsBank or BankAmerica shares between August 4, 1998 and September 30, 1998; persons who purchased shares of the Corporation between October 1 and October 13, 1998, and persons who held NationsBank or BankAmerica shares as of the merger. The claims on behalf of the purchasers and the persons who held NationsBank shares as of the merger principally rested on the allegation that the Corporation or its predecessors failed to disclose material facts concerning a $1.4 billion financial relationship between BankAmerica Corporation and D.E. Shaw & Co. that resulted in a $372 million charge to the Corporation's earnings in the quarter ending September 30, 1998. The claims of the persons who held BankAmerica shares as of the merger principally rested on the allegation that the defendants misrepresented a "takeover" of BankAmerica Corporation as a "merger of equals."

On November 2, 2002, the United States District Court for the Eastern District of Missouri (the Federal Court), the Court to which all federal actions had been transferred, entered a final judgment dismissing the actions with prejudice. The Federal Court entered the judgment after approving a settlement providing for payment of $333 million to the classes of purchasers and holders of NationsBank shares and $157 million to the classes of purchasers of BankAmerica and Corporation shares and holders of BankAmerica shares (all amounts to bear interest at the 90-day Treasury Bill Rate from March 6, 2002 to the date of payment). The Eighth Circuit Court of Appeals affirmed the judgment on appeal by certain objecting plaintiffs and class members on December 2, 2003, and denied a petition for rehearing on January 9, 2004. It is expected that, in accordance with its terms, the settlement will become final in April 2004 unless further review is sought in the Supreme Court of the United States. There remain pending several actions in California that have been stayed since April 2000, when the Federal Court enjoined the plaintiffs in those actions from purporting to prosecute their claims on behalf of a class.

Regulatory

In the course of its business, the Corporation is subject to regulatory examinations, information gathering requests, inquiries and investigations. Two of the Corporation's subsidiaries, BAS and Banc of America Investment Services, Inc. (BAI), are registered broker/dealers under the federal securities laws and are subject to regulation by the SEC, the National Association of Securities Dealers, the New York Stock Exchange and state securities regulators. In connection with several, formal and informal, investigations by those agencies, BAS and BAI have received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

The SEC is currently conducting a formal investigation with respect to certain trading and research-related activities of BAS during the period 1999 through 2001. To date, the SEC staff has not indicated whether it intends to recommend any enforcement action in connection with these trading and research-related activities. On December 30, 2003, however, BAS was advised by the SEC staff that it does intend to recommend action against BAS with respect to alleged books and records violations related to the preservation and production of materials requested during the investigation of the trading and research-related activities. BAS is cooperating with the SEC staff with respect to the ongoing investigation and is also working with the staff to reach a resolution of the books and records matter.

Note 14 Shareholders' Equity and Earnings Per Common Share

On January 22, 2003, the Corporation's Board of Directors (the Board) authorized a stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of $12.5 billion. At December 31, 2003, the remaining buyback authority for common stock under this program totaled $4.3 billion, or 24 million shares. On December 11, 2001, the Board authorized a stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of up to $10.0 billion. The 2001 repurchase plan was completed in 2003. On July 26, 2000, the Board authorized a stock repurchase program of up to 100 million shares of the Corporation's common stock at an aggregate cost of up to $7.5 billion. The 2000 repurchase plan was completed in 2002. During 2003, the Corporation repurchased approximately 129 million shares of its common stock in open market repurchases and under an accelerated repurchase program at an average per share price of $75.76, which reduced shareholders' equity by $9.8 billion and increased diluted earnings per common share by approximately $0.22. These repurchases were partially offset by the issuance of 70 million shares of common stock under employee plans, which increased shareholders' equity by $4.2 billion, net of $123 million of deferred compensation related to restricted stock awards, and decreased diluted earnings per common share by approximately $0.16 in 2003. During 2002, the Corporation repurchased approximately 109 million shares of its common stock in open market repurchases at an average per share price of $68.55, which reduced shareholders' equity by $7.5 billion and increased diluted earnings per common share by approximately $0.22. These repurchases were partially offset by the issuance of 50 million shares of common stock under employee plans, which increased shareholders' equity by $2.6 billion and decreased diluted earnings per common share by approximately $0.11 in 2002. During 2001, the Corporation repurchased approximately 82 million shares of its common stock in open market repurchases at an average per share price of $57.58, which reduced shareholders' equity by $4.7 billion. These repurchases were partially offset by the issuance of 27 million shares of common stock under employee plans, which increased shareholders' equity by $1.1 billion. The Corporation will continue to repurchase shares, from time to time, in the open market or private transactions through its previously approved repurchase plan.

On January 28, 2004, the Board authorized a stock repurchase program of up to 90 million shares of the Corporation's common stock at an aggregate cost not to exceed $9.0 billion and to be completed within a period of 18 months.

At December 31, 2003, the Corporation had 1.3 million shares issued and outstanding of ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock). The ESOP Preferred Stock has a stated and liquidation value of $42.50 per share, provides for an annual cumulative dividend of $3.30 per share and each share is convertible into 1.68 shares of the Corporation's common stock. ESOP Preferred Stock in the amounts of $4 million for 2003 and $7 million for both 2002 and 2001 was converted into the Corporation's common stock.

Accumulated OCI includes pre-tax net unrealized gains (losses) related to available-for-sale debt and marketable equity securities, foreign currency translation adjustments, derivatives and other of $(3.8) billion, $2.7 billion and $1.9 billion at December 31, 2003, 2002 and 2001, respectively. The net change in accumulated OCI also includes adjustments for gains (losses) to net income during the current year that had been included in accumulated OCI in previous year ends. Pre-tax adjustments for gains included in the Consolidated Statement of Income for 2003, 2002 and 2001 were $1.4 billion, $780 million and $715 million, respectively. The related income tax expense (benefit) was $(1.8) billion, $1.1 billion and $30 million in 2003, 2002 and 2001, respectively.

The Corporation has, from time to time, sold put options on its common stock to independent third parties. The put option program was designed to partially offset the cost of share repurchases. The put options give the holders the right to sell shares of the Corporation's common stock to the Corporation on certain dates at specified prices. The put option contracts allow the Corporation to determine the method of settlement, and the premiums received were reflected as a liability subsequent to the adoption of SFAS 150; prior to that, these put options were reported as a component of other shareholders' equity and were accounted for as permanent equity, and accordingly, there was no impact on the income statement. No other derivative contracts are used in the Corporation's repurchase programs. As of December 31, 2003, all put options under this program had matured and there were no remaining put options outstanding.

At December 31, 2003, there were no premiums on written put options. Included in shareholders' equity at December 31, 2002 were premiums on written put options of $47 million. Included in shareholders' equity at December 31, 2003 and 2002 were restricted stock award plan deferred compensation of $154 million and $31 million, respectively.

The calculation of earnings per common share and diluted earnings per common share for 2003, 2002 and 2001 is presented below. See Note 1 of the consolidated financial statements for a discussion on the calculation of earnings per common share.

(Dollars in millions, except per share information; shares in thousands)	2003	2002	2001
Earnings per common share			
Net income	$ 10,810	$ 9,249	$ 6,792
Preferred stock dividends	(4)	(5)	(5)
Net income available to common shareholders	$ 10,806	$ 9,244	$ 6,787
Average common shares issued and outstanding	1,486,703	1,520,042	1,594,957
Earnings per common share	$ 7.27	$ 6.08	$ 4.26
Diluted earnings per common share			
Net income available to common shareholders	$ 10,806	$ 9,244	$ 6,787
Preferred stock dividends	4	5	5
Net income available to common shareholders and assumed conversions	$ 10,810	$ 9,249	$ 6,792
Average common shares issued and outstanding	1,486,703	1,520,042	1,594,957
Dilutive potential common shares[1,2]	28,475	45,425	30,697
Total diluted average common shares issued and outstanding	1,515,178	1,565,467	1,625,654
Diluted earnings per common share	$ 7.13	$ 5.91	$ 4.18

[1] For 2003, 2002 and 2001, average options to purchase 9 million, 22 million and 86 million shares, respectively, were outstanding but not included in the computation of earnings per common share because they were antidilutive.

[2] Includes incremental shares from assumed conversions of convertible preferred stock, restricted stock units and stock options.

EXHIBIT E

ALLIANCEBERNSTEIN BOND FUND INC

500 PLAZA DRIVE
1345 AVENUE OF THE AMERICAS
SECAUCUS, NJ 07094
201. 319.4105

497

Filed on 11/26/2003
File Number 002-48227



This is filed pursuant to Rule 497(e).

AllianceBernstein Americas Government Income Trust, Inc.
File Nos. 33-45328 and 811-06554.

AllianceBernstein Global Strategic Income Trust, Inc.
File Nos. 33-63797 and 811-07391.

AllianceBernstein High Yield Fund, Inc.
File Nos. 333-18505 and 811-09160.

AllianceBernstein Multi-Market Strategy Trust, Inc.
File Nos. 33-39350 and 811-06251.

AllianceBernstein All-Asia Investment Fund, Inc.
File Nos. 33-84270 and 811-08776.

AllianceBernstein Global Small Cap Fund, Inc.
File Nos. 2-25364 and 811-01415.

AllianceBernstein Greater China '97 Fund, Inc.
File Nos. 333-26229 and 811-08201.

AllianceBernstein Health Care Fund, Inc.
File Nos. 333-77953 and 811-09329.

AllianceBernstein International Premier Growth Fund, Inc.
File Nos. 333-41375 and 811-08527.

AllianceBernstein Mid-Cap Growth Fund, Inc.
File Nos. 2-10768 and 811-00204.

AllianceBernstein New Europe Fund, Inc.
File Nos. 33-37848 and 811-06028.

AllianceBernstein Premier Growth Fund, Inc.
File Nos. 33-49530 and 811-06730.

AllianceBernstein Small Cap Growth Fund, Inc.
File Nos. 2-29901 and 811-01716.

AllianceBernstein Technology Fund, Inc.
File Nos. 2-70427 and 811-03131.

AllianceBernstein Worldwide Privatization Fund, Inc.
File Nos. 33-76598 and 811-08426.

The AllianceBernstein Portfolios
File Nos. 33-12988 and 811-05088

AllianceBernstein Institutional Funds, Inc.
File Nos. 333-37177 and 811-08403.

AllianceBernstein Municipal Income Fund, Inc.
File Nos. 33-07812 and 811-04791

AllianceBernstein Municipal Income Fund II
File Nos. 33-60560 and 811-07618

AllianceBernstein Select Investor Series, Inc.
File Nos. 333-08818 and 811-09176.

AllianceBernstein Balanced Shares, Inc.
File Nos. 2-10988 and 811-00134.

AllianceBernstein Disciplined Value Fund, Inc.
File Nos. 333-90261 and 811-09687.

AllianceBernstein Growth and Income Fund, Inc.
File Nos. 2-11023 and 811-00126.

AllianceBernstein Real Estate Investment Fund, Inc.
File Nos. 333-08153 and 811-07707.

AllianceBernstein Utility Income Fund, Inc.
File Nos. 33-66630 and 811-07916.

AllianceBernstein Trust
File Nos. 333-51938 and 811-10221.

AllianceBernstein Bond Fund, Inc.
File Nos. 2-48227 and 811-2383.

AllianceBernstein Emerging Market Debt Fund, Inc.
File Nos. 33-72460 and 811-08188.

AllianceBernstein Exchange Reserves
File Nos. 33-74230 and 811-08294.

AllianceBernstein Blended Style Series, Inc.
File Nos. 333-87002 and 811-21081.

ALLIANCEBERNSTEIN
Investment Research and Management [LOGO] SM

ALLIANCEBERNSTEIN ALL-ASIA INVESTMENT FUND

ALLIANCEBERNSTEIN BLENDED STYLE SERIES

ALLIANCEBERNSTEIN BOND FUNDS

ALLIANCEBERNSTEIN EXCHANGE RESERVES

ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND

ALLIANCEBERNSTEIN GREATER CHINA `97 FUND

ALLIANCEBERNSTEIN GROWTH FUNDS

ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS
AllianceBernstein Premier Growth Institutional Fund
AllianceBernstein Quasar Institutional Fund
AllianceBernstein Real Estate Investment Institutional Fund

ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS
AllianceBernstein Special Equity Institutional Fund

ALLIANCEBERNSTEIN MUNICIPAL INCOME PORTFOLIOS
National Portfolio
Insured National Portfolio
California Portfolio
Insured California Portfolio
Arizona Portfolio
Florida Portfolio
Massachusetts Portfolio
Michigan Portfolio
Minnesota Portfolio
New Jersey Portfolio
New York Portfolio
Ohio Portfolio
Pennsylvania Portfolio
Virginia Portfolio

ALLIANCEBERNSTEIN SELECT INVESTOR SERIES
Premier Portfolio
Technology Portfolio

ALLIANCEBERNSTEIN SELECT INVESTOR SERIES
Biotechnology Portfolio

ALLIANCEBERNSTEIN VALUE FUNDS

ALLIANCEBERNSTEIN WEALTH STRATEGIES

Supplement dated November 25, 2003 to:

The Prospectuses dated March 31, 2003 of the AllianceBernstein Institutional Funds, AllianceBernstein Municipal Income Fund, AllianceBernstein Municipal Income Fund II, AllianceBernstein Select Investor Series-Premier Portfolio and Technology Portfolio, AllianceBernstein Trust, AllianceBernstein Growth and Income Fund, AllianceBernstein Disciplined Value Fund, AllianceBernstein Balanced Shares, AllianceBernstein Utility Income Fund and AllianceBernstein Real Estate Investment Fund;

The Prospectuses dated November 3, 2003 of the AllianceBernstein Bond Fund, AllianceBernstein High Yield Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein Americas Government Income Trust, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Multi-Market Strategy Trust, AllianceBernstein Premier Growth Fund, The AllianceBernstein Portfolios - AllianceBernstein Growth Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein Small Cap Growth Fund, AllianceBernstein Technology Fund, AllianceBernstein Health Care Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein New Europe Fund, AllianceBernstein All-Asia Investment Fund, AllianceBernstein Greater China `97 Fund and AllianceBernstein Select Investor Series - Biotechnology Portfolio;

The Prospectus dated October 1, 2003 of AllianceBernstein Blended Style Series;

The Prospectus dated March 31, 2003 of AllianceBernstein Exchange Reserves; and

The Prospectus dated September 2, 2003 of The AllianceBernstein Portfolios-AllianceBernstein Wealth Appreciation Strategy, AllianceBernstein Balanced Wealth Strategy, AllianceBernstein Wealth Preservation Strategy, AllianceBernstein Tax-Managed Wealth Appreciation Strategy, AllianceBernstein Tax-Managed Balanced Wealth Strategy and AllianceBernstein Tax-Managed Preservation Strategy.

All of the funds listed above are hereinafter referred to as the "Funds".

This Supplement provides additional information under the heading "Management of the Fund(s)", "Management of the Portfolios" or "Management of the Strategies".

Management of the Fund(s)/Management of the Portfolios/Management of the Strategies

In addition to Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint"), between October 3 and November 13, 2003 over twenty additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against Alliance Capital Management L.P. ("Alliance Capital") and certain other defendants. All of these lawsuits seek an unspecified amount of damages.

As has been publicly reported, the United States Securities and Exchange Commission (the "SEC") and the Office of the New York State Attorney General ("NYAG") are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Alliance Capital is currently under investigation by these regulators for matters relating to market timing transactions in shares of certain AllianceBernstein Mutual Funds. Certain other regulatory authorities are also conducting investigations into these practices within the industry and have requested that Alliance Capital provide information to them.

Through November 17, 2003, Alliance Capital's internal

investigation has revealed that Alliance Capital maintained relationships with certain investors who were permitted to engage in market timing trades in certain AllianceBernstein Mutual Funds in return for or in connection with making investments (which were not actively traded) in other Alliance Capital products, including hedge funds and mutual funds, for which Alliance Capital receives advisory fees ("Market Timing Relationships"). Alliance Capital believes that these Market Timing Relationships created conflicts of interest and that certain of the trades made pursuant to these relationships had an adverse effect on some of the shareholders of the AllianceBernstein Mutual Funds. These matters are the subject of the ongoing internal investigation by Alliance Capital.

The Independent Directors and Trustees of the Funds (the "Independent Directors") have also initiated an investigation of these matters with the advice of an independent economic consultant and independent counsel. The Independent Directors have formed a special committee to supervise the investigation.

As announced by Alliance on November 10, 2003, John D. Carifa has resigned as Chairman of the Board of Directors and President of each Fund. The Boards of Directors and Trustees of the Funds (the "Boards") have elected Marc O. Mayer, who has assumed the leadership of Alliance's mutual fund business, as President of each Fund and a Director of most of the Funds. The Boards of all but three of the Funds have elected William H. Foulk, Jr., an Independent Director and Trustee, as Chairman of each Board. It is anticipated that the Boards of each of the three remaining Funds will shortly elect an Independent Director as Chairman of the Board.

As a result of Alliance Capital's involvement in market timing or for other reasons, investors in the AllianceBernstein Mutual Funds may choose to redeem their investments. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

Any resolution of Alliance Capital's involvement in market timing and the related SEC and NYAG investigations and private lawsuits is likely to include, but not be limited to, sanctions, penalties, appropriate restitution to mutual fund shareholders and structural changes in the governance of Alliance Capital's mutual fund business. Alliance Capital is committed to full restitution of the adverse effects that inappropriate market timing transactions allowed by Alliance Capital had on the shareholders of the AllianceBernstein Mutual Funds.

You should retain this Supplement with your prospectus for future reference.

SM This is a service mark used under license from the owner.

00250.0157 #445955

EXHIBIT F

MDL-1586
States of Organization for Funds

Fund Group	*Funds*
Alger	Massachusetts
Allianz Dresdner/PIMCO	Massachusetts
Alliance	DE, MD, MA, NJ & NY
Aim/Invesco	Delaware
Columbia	Massachusetts
Excelsior (Schwab)	Maryland and Delaware
Federated	Maryland and Massachusetts
Franklin	MD, DE, MA & CA
Janus	Massachusetts
MFS	Massachusetts
Nations (B of A)	Delaware
One Group (Bank One)	Massachusetts
Pilgrim Baxter	Delaware
Putnam	Massachusetts
Scudder (Deutsche)	Maryland & Massachusetts
Strong	Wisconsin

EXHIBIT G

Tab G.1	*Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*
Tab G.2	Letter to associates from Jamie Dimon, Banc One Corporation's Chairman
Tab G.3	*Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*
Tab G.4	*Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*
Tab G.5	*Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down*
Tab G.6	*Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation – Chung: 'Firm Committed to Industry-Wide Reform'*
Tab G.7	*AMVESCAP Updates Response to Civil Charges*

TAB G.1



Dow Jones & Reuters

Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer.

703 words
6 September 2003
Business Wire
English
(c) 2003 Business Wire

DENVER-(BUSINESS WIRE)-Sept. 5, 2003-Mark Whiston, CEO of Janus Capital Group Inc. (NYSE:JNS), today announced specific steps the company is taking to address market-timing issues raised this week by New York Attorney General Eliot Spitzer.

On Wednesday, Attorney General Spitzer announced that he is investigating trading practices in the mutual fund industry. The investigation was prompted by the Attorney General's settlement with a hedge fund, Canary Capital Partners LLC, which allegedly engaged in irregular trading practices with certain mutual fund companies.

"We've long viewed market timing as an industrywide problem involving both mutual funds and the many intermediaries with whom investors work," Whiston said. "Regardless, we have to do what's right for our fund shareholders. It's our hope that the measures we're announcing today will help resolve this situation in a way that recognizes the importance of the matter. Most of all, we hope this action demonstrates that Janus is committed to living up to the high ethical standards that our shareholders expect of us."

Developed in consultation with the Janus Funds Trustees and based on the company's internal review, the measures include the following actions:

- The Janus Funds Trustees' audit committee, which is comprised of independent trustees, will hire an outside firm to independently evaluate whether there was any monetary impact to any funds in which Janus permitted discretionary market-timing arrangements.

- To the extent that fund shareholders may have been adversely affected by the company's discretionary market-timing arrangements, Janus will provide restitution to those shareholders.

- Janus also will return to shareholders in the affected funds all management and advisory fees it received from these market-timing activities. (Currently available information indicates that the total investments by these market timers represented less than one-half of one percent of all Janus Capital Group assets, which were approximately $150 billion at the end of July.)

- Janus intends to work closely with regulators and would support uniform rules to regulate and restrict market timing in mutual funds. To be effective, however, we believe these rules must apply to all mutual funds and intermediaries, as well as to the unregulated hedge fund industry.

- Janus will continue cooperating fully with federal and state legal and regulatory authorities to resolve this matter and ensure that the interests of the company's fund shareholders always come first.

"Our business is built on trust, and I personally apologize for any concerns we've caused our investors," Whiston said. "Our management team holds itself accountable and we're working hard to retain the trust and confidence of our investors and business partners."

About Janus Capital Group Inc.

Based in Denver, Colorado, Janus Capital Group Inc. is a leading asset manager offering individual investors and institutional clients complementary asset management disciplines through the firm's global distribution network. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Bay Isle Financial LLC. Prior to the close of the DST transaction, Janus Capital Group owns approximately 34% of DST Systems, Inc. The firm also owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

This press release includes statements concerning potential future events and expectations involving Janus Capital Group Inc. and JCG Partners that could differ materially from the events that actually occur. The differences could be caused by a number of factors, including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2002, on file with the Securities and Exchange Commission (Commission file no. 001-15253). Forward-looking statements speak only as of the date that they are made, and Janus does not undertake any obligation to update any forward-looking statements. For a prospectus containing more information, including charges, risks and expenses, please call Janus at 800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus funds are distributed by Janus Distributors LLC.

CONTACT: Janus Capital Group Inc. Investor Contact: Steve Belgrad, 303-394-7706 Media Contacts: Jane Ingalls, 303-394-7311; Blair Johnson, 720-210-1439; Shelley Peterson, 303-316-5625.

Document bwr0000020030906dz96000gp

© 2005 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

TAB G.2



September 8, 2003

Please read a message that went to our associates from Bank One Corporation's Chairman, Jamie Dimon. We wanted to share this information with our valued clients and shareholders.

Dear Colleagues:

As a leading provider of mutual funds, we take our responsibility to our mutual funds shareholders very seriously. Last week, the New York Attorney General brought an action against a hedge fund alleging that it engaged in after-market trading and/or market timing with several mutual funds
including Bank One funds. We share the interest of the Attorney General and of our regulators in safeguarding both the integrity of the mutual fund industry and Bank One's mutual fund business.

You should know the following:



I. We are fully cooperating with the New York Attorney General and regulators to gather all necessary facts. Our General Counsel is leading this effort and I have directed her to use all resources necessary to complete our review quickly and thoroughly.

II. We are reevaluating our relevant policies and processes to ensure that they meet the highest standards in the industry. If they don't, we will revise them.

III. We are evaluating whether the policies and processes we had in place were properly followed.

IV. If we determine that any Bank One employee knowingly violated either the letter or the spirit of our policies and processes, we will take proper disciplinary action.

V. If our analysis shows that any of our mutual fund shareholders were damaged, we will do the right thing and make appropriate restitution

VI. We will continue to communicate with you and with our mutual fund shareholders as appropriate. You can certainly feel free to share this letter with any Bank One customers who may have questions. Please understand, however, that we cannot -- and should not -- engage in any speculation nor comment until we have all the relevant facts. Although we are proceeding with a great sense of urgency, I do not anticipate that we will have all the answers immediately.

Nothing is more important to us than maintaining the highest ethical standards. I know you work hard to earn the trust of our customers every day. At Bank One, we talk a lot about doing the right thing, and I promise we will do the right thing in this situation.

Jamie Dimon

Terms of Use Legal

Products and services are provided by One Group Dealer Services, Inc. Member SIPC, MSRB and NASD
NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

TAB G.3

Article 2

Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business
672 words
30 September 2003
07:04
PR Newswire
English
Copyright (c) 2003 PR Newswire Association LLC. All Rights Reserved.

NEW YORK, Sept. 30 /PRNewswire-FirstCall/ -- As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.

Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.

Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

Alliance Capital also announced that its Board of Directors today authorized a special committee, comprised of the members of its Audit Committee and the other independent member of the Board, to direct and oversee a comprehensive review of the facts and circumstances relevant to the SEC's and the NYAG's investigations.

Alliance Capital has had a long relationship with its mutual fund investors based on the highest principles of trust and confidence. It is committed, above all, to safeguard their investments and to maintain that trust.

ABOUT ALLIANCE CAPITAL

Alliance Capital is a leading global investment management firm providing investment management services for many of the largest U.S. public and private employee benefit plans, foundations, public employee retirement funds, pension funds, endowments, banks, insurance companies and high-net-worth individuals worldwide. Alliance Capital is also one of the largest mutual fund sponsors, with a diverse family of globally distributed mutual fund portfolios. Through its Sanford C. Bernstein & Co., LLC subsidiary, Alliance provides in-depth research, portfolio strategy and trade execution to the institutional investment community.

At June 30, 2003, Alliance Capital Management Holding L.P. ("Alliance Holding") owned approximately 30.8% of the Units of limited partnership interest in Alliance Capital. AXA Financial was the beneficial owner of approximately 55.2% of the outstanding Alliance Capital Units at June 30, 2003 (including those held indirectly through its ownership of 1.9% of the outstanding Alliance Holding Units), which, including the general partnership interests in Alliance Capital and Alliance Holding, represent an approximate 55.7% economic interest in Alliance Capital. AXA Financial, Inc. is a wholly owned subsidiary of AXA, one of the largest global financial services organizations. Additional information may be found at http://www.alliancecapital.com/.

Forward-Looking Statements

Certain statements provided by Alliance Capital in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward- looking statements. The most significant of such factors include, but are not limited to, the following: the performance of financial markets, the investment performance of Alliance Capital's sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions, and government regulations, including changes in tax rates. Alliance Capital cautions readers to carefully consider such factors. Further, such forward-looking statements speak only as of the date on which such statements are made; Alliance Capital undertakes no obligation to update any forward-looking

statements to reflect events or circumstances after the date of such statements.

Web site: http://www.alliancecapital.com/

CONTACT: Investor Relations - Valerie Haertel, +1-212-969-6414,investor_relations@acml.com; or Media - John Meyers +1-212-969-2301,; or Media - John Meyers +1-212-969-2301,john_meyers@acml.com, both of Alliance Capital Management Holding L.P.

Document PRN0000020030930dz9u002mk

More Like This

Related Factiva Intelligent Indexing™

+

0

TAB G.4



Dow Jones & Reuters

Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices
525 words
22 October 2003
05:59
PR Newswire
English
Copyright (c) 2003 PR Newswire Association LLC. All Rights Reserved.

PITTSBURGH, Oct. 22 /PRNewswire-FirstCall/ -- Federated Investors, Inc. today released the following statement concerning inquiries into mutual fund shareholder trading practices:

Like many other mutual fund companies, Federated Investors has received detailed requests for information on shareholder trading activities from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers. The company has retained the law firm of Reed Smith LLP to conduct an internal investigation, which is ongoing. Cooperating with these regulatory authorities and the completion of the internal investigation are top priorities for the company.

The internal investigation is examining, among other things, circumstances in which it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds. The investigation has also identified instances in which it appears that orders for Federated variable net asset value funds were placed and accepted after the funds' closing time at 4:00 p.m.

Federated's investigation into these matters continues and the company is taking steps to ensure that its fund shareholder trading policies are adhered to.

Reed Smith is reporting its findings to a special committee appointed by Federated's board. The special committee, consisting of three independent directors, the company's chief executive officer and its chief legal officer, is reporting and making recommendations to the full board. Additionally, attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky LLP, independent counsel to the Federated mutual funds, are participating in the investigation, and are reporting to the independent directors of the mutual funds, on their progress.

Federated is committed to taking remedial actions when and as appropriate, including compensating the funds for any detrimental impact these transactions may have had on them. Based upon the progress of the investigation to date, Federated does not have sufficient information regarding these transactions to make a reasonable estimate of the amount, if any, by which the funds have been impacted. Accordingly, as of September 30, 2003, no reserve had been recorded for possible losses that may result.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $194.1 billion in assets as of September 30, 2003. With more than 135 mutual funds, various separately managed accounts and closed-end funds, Federated provides comprehensive investment management to more than 5,900 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Federated ranks in the top two percent of money market fund managers in the industry, the top four percent of fixed-income fund managers and the top five percent of equity fund managers(1). For more information, visit http://www.federatedinvestors.com/.

(1) Strategic Insight, August, 2003. Based on assets in open-end funds.

Web site: http://www.federatedinvestors.com/

CONTACT: Media, J.T. Tuskan, +1-412-288-7895, jtuskan@federatedinv.com,or Analysts, Ray Hanley, +1-412-288-1920, rhanley@federatedinv.com, both ofFederated Investors, Inc.

Document PRN0000020031022dzam002s5

TAB G.5



Dow Jones & Reuters

Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down

1,139 words
13 November 2003
08:15
Business Wire
English
(c) 2003 Business Wire. All Rights Reserved.

WAYNE, Pa. Pilgrim Baxter & Associates, investment advisor to the PBHG Funds, announced today that founders Harold J. Baxter and Gary L. Pilgrim have stepped down from their positions with the firm. Mr. Baxter, who has served as chief executive officer and chairman since the firm's founding in 1982, will be succeeded as chief executive by David J. Bullock, who joined Pilgrim Baxter in July as president and chief operating officer. Mr. Baxter's role as chairman will be assumed by Scott F. Powers, chief executive of Old Mutual Asset Management, the US asset management group of Pilgrim Baxter's corporate parent, London-based Old Mutual plc.

Mr. Bullock explained the changes today in a letter to shareholders of the PBHG Funds: "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

"Most significantly," the letter continues, "Harold Baxter and Gary Pilgrim have resigned their management positions with the firm and have accelerated their planned retirements." Mr. Baxter has also resigned his positions as chairman and trustee of the Boards of Trustees of the PBHG Funds and PBHG Insurance Series Fund, and Mr. Bullock has been elected by those Boards to succeed Mr. Pilgrim as president of both the PBHG Funds and PBHG Insurance Series Fund.

At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information. Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. There is no evidence that Mr. Pilgrim, or any other employee, provided the limited partnership with any non-public information about the PBHG Funds.

Mr. Bullock's letter to shareholders outlined actions being taken to bring this issue to resolution:

-- Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received earned from the limited partnership's investments in the PBHG Funds.

-- In light of Mr. Pilgrim's personal investment in the limited partnership, the firm will reimburse to the PBHG Funds management fees earned which were attributable to the limited partnership's investment in the PBHG Funds.

-- Pilgrim Baxter retained independent counsel to lead its internal review process in order to assure a thorough and independent examination of mutual fund trading practices in the PBHG Funds group, and will present the results to the PBHG Funds' Board of Trustees.

-- Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of the PBHG Funds.

-- Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Funds will be formally adopted as policies and disclosed in PBHG fund prospectuses.

Mr. Pilgrim's portfolio management responsibilities will be assumed immediately on an interim basis by Michael S. Sutton, Pilgrim Baxter's chief investment officer and portfolio manager of the PBHG Large Cap Growth Fund, and Peter J. Niedland, portfolio manager of the PBHG Emerging Growth Fund. Mr. Sutton and Mr. Niedland have over 26 years of combined growth-equity investment experience.

"In anticipation of Gary's retirement, Pilgrim Baxter had already initiated the transition planning process by retaining an executive search firm specializing in portfolio manager placement," said Mr. Bullock. "That process has been accelerated."

Other management roles held previously by Mr. Pilgrim were assumed when Mr. Bullock was named president of the firm in July and Mr. Sutton was named chief investment officer in July 2001.

"Our mission is to ensure that Pilgrim Baxter meets the highest standards of excellence in serving investors, and I pledge to work tirelessly to exceed shareholders' expectations," said Mr. Bullock.

About David J. Bullock

Prior to joining Pilgrim Baxter in July, Mr. Bullock was president and chief executive officer of Transamerica Capital, Inc., a subsidiary of AEGON USA. At Transamerica, he was responsible for developing and marketing Transamerica Life Insurance Company variable annuity products and the IDEX Mutual Funds. Previously, Mr. Bullock was senior vice president of GE Financial Assurance, a subsidiary of GE Capital, and held a variety of sales and management positions with American Express Financial Advisors, JMB/Carlyle and InterFinancial Securities. Mr. Bullock earned his B.S. in financial and estate planning from Brigham Young University, and has over 24 years of experience in the financial services industry.

About Scott F. Powers

Mr. Powers serves as chief executive officer of Old Mutual Asset Management, whose member firms, including Pilgrim Baxter, managed a total of $142.7 billion as of September 30, 2003. Prior to joining Old Mutual in 2001, Mr. Powers was executive vice president of sales and marketing and product development at Mellon Institutional Asset Management. Earlier in his career, he served as chief operating officer and head of marketing and client service for The Boston Company Asset Management. Prior to The Boston Company, Mr. Powers was a financial advisor with Dean Witter Reynolds. He earned his B.A. in economics from Harvard College.

About Pilgrim Baxter & Associates

Founded in 1982, Pilgrim Baxter & Associates provides high-quality, actively managed investment products through a range of growth-oriented and core equity institutional strategies and through the PBHG Funds, a family of 18 mutual funds. The firm managed a total of $7.4 billion as of September 30, 2003, not including the funds sub-advised by affiliated firms within Old Mutual Asset Management. More information on the PBHG Funds is available by phone at (800) 433-0051 or through the company's Web site at www.pbhgfunds.com.

Hewes Communications, Inc. Tucker Hewes, 212-207-9451, tucker@hewescomm.com

Document BWR0000020031113dzbd0038r

© 2005 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

TAB G.6



Dow Jones & Reuters

Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation - Chung: 'Firm Committed to Industry-Wide Reform' -

651 words
16 October 2003
16:08
PR Newswire
English
Copyright (c) 2003 PR Newswire Association LLC. All Rights Reserved.

NEW YORK, Oct. 16 /PRNewswire/ -- Fred Alger Management, Inc.'s president and chief investment officer, Daniel Chung, praised employees who resisted directives from the firm's former head of mutual fund sales, James Connelly, to destroy documents and otherwise interfere with Alger's efforts to fully cooperate in the investigations being conducted by the New York Attorney General's Office and the SEC. Mr. Connelly was arrested and convicted earlier today.

Mr. Chung said that, "Immediately upon discovering late last week that Mr. Connelly attempted to interfere with our independent review and the government's investigation, by asking his subordinates to destroy documents, we brought the matter to the attention of the authorities, leading to today's arrest. Mr. Connelly's misconduct was completely out of character for this firm and the personal commitment we made to the government to be fully cooperative. When we learned of Mr. Connelly's actions, we immediately demanded his termination and he resigned.

"Fortunately, we believe all documents were preserved thanks to the employees who resisted Connelly's directives and the safeguards provided by the firm's electronic information system," said Mr. Chung.

In a separate civil proceeding to which no Alger company is a party, Mr. Connelly has entered into a voluntary settlement with the Securities and Exchange Commission in satisfaction of separate civil claims against him.

"We have and we will continue to cooperate fully with the SEC, the New York Attorney General's Office, and all regulatory agencies investigating practices in the mutual fund industry. We are proud of our role in bringing Mr. Connelly forward to the regulatory agencies, and we will continue to cooperate. We appreciate the New York Attorney General's comments about the Alger organization very much, and we will continue to work to maintain their trust," said Mr. Chung.

Chung said, "Clearly, we share the same goals as the Attorney General and the SEC: to assure that all mutual fund investors are on the same level playing field-no matter how big or small they are. Alger is fully committed to working within the industry and with regulators to achieve the kind of industry-wide reforms necessary to provide greater assurance to mutual funds investors that their expectations of a safe long-term investment are fulfilled.

"We have 'zero-tolerance' for any behavior that does not meet the highest business and ethical standards that we expect of ourselves and that our clients deserve. I am proud of our employees whose immediate instinct was to ignore Mr. Connelly's order and, instead, do the right thing."

Mr. Connelly and two other mutual fund sales employees at an Alger subsidiary (Fred Alger & Co.) were suspended on September 29, 2003 for permitting a former client to engage in late trading activities.

Alger's independent review is being organized by Dorsey & Whitney under the supervision of Zachary Carter, a former United States Attorney for the Eastern District of New York and a senior partner at Dorsey & Whitney. Dorsey & Whitney has retained Deloitte to assist it in the review. Alger's independent review continues to focus on the activities of one hedge fund, which may have engaged in inappropriate late trading, for a time, in 2003. The trading in question occurred through the publicly available retail funds only (the "Alger Fund"), and did not affect or utilize any of the Alger American Funds, the Alger Institutional Funds, or any of Alger's sub-advised or separately managed accounts.

Fred Alger Management, Inc., headquartered in New York, manages more than $10 billion in growth equity

assets.

```
Contact:  Jeffrey Taufield/Andrea Calise
Kekst and Company
(212) 521-4800
```

CONTACT: Jeffrey Taufield or Andrea Calise, both of Kekst and Company,+1-212-521-4800, for Fred Alger Management, Inc.

Document PRN0000020031016dzag008cl

© 2005 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

TAB G.7



Helping people worldwide build their financial security

Press Release

For Immediate Release

Contact: Douglas B. Kidd
Phone: 404-479-2922
E-Mail: doug_kidd@amvescap.com

AMVESCAP Updates Response to Civil Charges

London—January 14, 2004—AIM Investments (AIM) and INVESCO Funds Group (IFG), U.S. subsidiaries of AMVESCAP PLC, were among a large group of mutual fund companies that were asked in 2003 by the U.S. Securities and Exchange Commission (SEC) and the New York State Attorney General (NYAG) to supply information on market timing and related issues. In response, AMVESCAP retained outside counsel to conduct an extensive review of these matters, and on December 2, while the review was in progress, the SEC, NYAG, and the Colorado Attorney General filed civil enforcement actions against IFG.

Based on the information available at that time, AMVESCAP concluded these actions were not merited and would be contested. Recently, AMVESCAP's ongoing review found situations in which its procedures designed to protect its funds and their shareholders from the potential adverse impact of frequent trading and illegal late trading through intermediaries were not completely effective. These findings were based, in part, on an extensive economic analysis by outside experts retained by AMVESCAP to examine the impact of these activities on its funds.

Based on this new information, the company has informed regulators of its most recent findings and is seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

AMVESCAP's Board of Directors and management are committed to taking the following actions in cooperation, where appropriate, with the Trustees of the AIM/INVESCO Funds:

- Any mutual fund or its shareholders harmed by these activities will receive full restitution. We will rely on independent experts to determine the extent of the harm in each situation.
- AMVESCAP will cooperate fully with regulators and other authorities to resolve all issues related to their enforcement actions and investigations.

(More)

- While AMVESCAP takes complete responsibility for making full restitution to any mutual fund or its shareholders harmed by these activities, legal action on behalf of shareholders may be initiated against any third party found to have facilitated late trading or any other illegal activity.
- A comprehensive review of our mutual fund policies, procedures, and practices will be undertaken by outside counsel to ensure they rank among the strongest and most effective in the industry.

There remains no evidence in our continuing review that AIM or IFG knowingly permitted late trading in its funds. As soon as our review is complete, AMVESCAP will make public its findings.

###

EXHIBIT H

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

United States Courts
Southern District of Texas
ENTERED

JAN 20 2005

Michael N. Milby, Clerk of Court

LAWRENCE ZUCKER, on behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C, and AIM Limited Maturity Treasury Fund/A,

Plaintiff,

v.

AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON,

Defendants, and

AIM INVESTMENT SECURITIES FUND and AIM GROWTH SERIES,

Nominal Defendants.

CIVIL ACTION NO. H-03-5653

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34). After carefully considering the motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Lawrence Zucker ("Plaintiff"), a shareholder in the

AIM Small Cap Growth Fund/A,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisor, AIM Advisors, Inc. (the "Advisor").[2] Plaintiff alleges that the Advisor breached its fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 9. ¶¶ 22-28. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisor and the individual Defendants affiliated with it (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. See Document No. 9 ¶¶ 29-39.

[1] Although Plaintiff pleads that he is a shareholder only in the AIM Small Cap Growth Fund, he purports to bring this action on behalf of investors in AIM Limited Maturity Treasury Fund/A, (collectively, the "Funds") as well. *See* Document No. 9 ¶¶ 1, 8.

[2] This case and Cause No. 03-5744, Stanley Lieber v. Invesco Funds Group, Inc., AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

[3] The Individual Defendants--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the nominal defendants: AIM Investment Securities Fund and AIM Growth Series ("Nominal Defendants"). *See* Document No. 9 ¶¶ 12-14.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisor was not the "recipient" of the advisory fees; (2) even if the Advisor was a recipient of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) Defendants did not breach their fiduciary duties or commit corporate waste, because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 34, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of AIM Limited Maturity Treasury Fund/A, arguing that Plaintiff lacks standing to sue on behalf of a fund in which he is not a shareholder. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims,

the motion must be treated as a motion for summary judgment and evaluated pursuant to FED. R. CIV. P. 56. *See* FED. R. CIV. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." FED. R. CIV. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the

nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. Even if the standards of Rule 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated

[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees "to its investment advisor AIM Advisors, Inc. ('AIM' or the 'Advisor') and/or to affiliates of the Advisor" Document No. 9 ¶ 1. The Advisor, however, has presented summary judgment evidence that it was not a recipient of the challenged fees, and therefore is not subject to suit under § 36(b)(3). The affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc. avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from or in connection with the Funds. *See* Document No. 34 ex. C. Plaintiff responds that

[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

"regardless of whether [the Advisor] collected the improper 12b-1 fees directly, it is an appropriate defendant under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through its affiliate." Document No. 40, at 4.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisor, and the summary judgment evidence conclusively establishes that the Advisor was not the

actual recipient of the 12b-1 fees. *See* Document No. 34 ex. C. Allowing Plaintiff to maintain an action against the Advisor on the theory that it was an indirect recipient of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3), and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by "AIM Distributors, Inc. ("ADI"), the distributor of the [Funds] that is an affiliate of [the Advisor]." Document No. 40, at 5. Plaintiff asks to amend his First Amended Complaint to add ADI as a defendant in this action. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified a party potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted,

[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/ Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing recipiency strictly under § 36(b)).

and Plaintiff will be granted leave promptly to amend his complaint to add ADI as a defendant to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-

[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as a defendant the actual recipient of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 9-11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste. *See* Document No. 45 ¶¶ 1-4.[9]

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability." *See* 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap of Rule 12b-1 sales charges: "[t]he rule deems a sales

[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36(b). Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that fees charged within maximum under Rule 2830 are per se reasonable). Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1 fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants will not be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Another Fund

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of AIM Limited Maturity Treasury Fund/A (the "Limited Fund"), arguing that Plaintiff lacks standing to

bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder in the corporation on behalf of which he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied,* 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986)(Bue, J).

Plaintiff concedes that he is not a shareholder in the Limited Fund, but nevertheless argues that he has standing to bring state law claims on behalf of the Limited Fund, because it is similarly situated to the Fund in which he does own shares. *See* Document No. 40, at 10. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to

[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of AIM Limited Maturity Treasury Fund. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisor has been dismissed.

bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that AIM Small Cap Growth Fund and the Limited Fund share the same investment advisor, board of trustees, and marketing and distribution agent, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in the Limited Fund. *See* Document No. 40, at 10-11. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the Limited Fund must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34) is GRANTED IN PART. Plaintiff Lawrence Zucker's claim under § 36(b) of the Investment Company Act against Defendants AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of AIM

Limited Maturity Treasury Fund/A are DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against AIM Distributors, Inc., which he has identified as the actual recipient of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19th day of January, 2005.

Ewing Werlein, Jr.

EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE

EXHIBIT I

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

United States Courts
Southern District of Texas
ENTERED

JAN 2 0 2005

Michael N. Milby, Clerk of Court

STANLEY LIEBER, ON BEHALF OF INVESCO BALANCED FUND/INV, INVESCO CORE EQUITY FUND/INV, INVESCO DYNAMICS FUND/INV INVESCO ENERGY FUND/INV, INVESCO EUROPEAN FUND/INV, INVESCO FINANCIAL SERVICES FUND/INV, INVESCO GOLD & PRECIOUS METALS FUND/INV, INVESCO GROWTH & INCOME FUND/INV, INVESCO HEALTH SCIENCE FUND/INV, INVESCO HIGH YIELD FUND/INV, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND/INV, INVESCO LEISURE FUND/INV, INVSECO REAL ESTATE OPPORTUNITY FUND/INV, INVESCO S&P 500 INDEX FUND/INV, INVESCO SELECT INCOME FUND/INV, INVESCO TAX FREE BOND FUND/INV, INVESCO TECHNOLOGY FUND/INV, INVSECO TELECOMMUNICATIONS FUND/INV, INVSECO U.S. GOVERNMENT SECURITIES FUND/INV, INVESCO UTILITIES FUND/INV, and INVESCO VALUE EQUITY FUND/INV,	§	
v.	§	CIVIL ACTION NO. H-03-5744
INVESCO FUNDS GROUP, INC., AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON,	§	
and	§	
AIM SECTOR FUND, AIM COMBINATION STOCK & BOND FUNDS, and AIM STOCK FUNDS	§	

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32). After carefully considering the

motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Stanley Lieber ("Plaintiff"), a shareholder in the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisors, INVESCO Funds Group, Inc. and AIM Advisors, Inc. (the "Advisors").[2] Plaintiff alleges that the Advisors breached their fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 8. ¶¶ 25-30. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisors and certain individuals

[1] Although Plaintiff is a shareholder in only two INVESCO Funds, he purports to bring this action on behalf of the shareholders of 21 other INVESCO Funds (collectively, the "Funds"). *See* Document No. 8 ¶¶ 1, 8.

[2] This case and Cause No. 03-5653, Lawrence Zucker v. AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

affiliated with the Advisors (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. *See* Document No. 8 ¶¶ 31-41.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisors were not the "recipients" of the advisory fees; (2) even if the Advisors were recipients of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) in any event, Defendants did not breach their fiduciary duties or commit corporate waste because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 32, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to

[3] The Trustees--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the three nominal defendants: AIM Sector Funds, AIM Combination Stock & Bond Funds, and AIM Stock Funds ("Nominal Defendants"). *See* Document No. 8 ¶¶ 13-16.

exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of the 21 Funds in which Plaintiff owns no shares, arguing that Plaintiff has no standing to bring suit on behalf of those Funds. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims, the motion must be treated as a motion for summary judgment and evaluated pursuant to FED. R. CIV. P. 56. *See* FED. R. CIV. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." FED. R. CIV. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in

a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. Even if the standards of Rule 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with

respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees to investment advisors "INVESCO Funds Group, Inc. and AIM Advisors, Inc. (collectively 'AIM' or the 'Advisor') and/or to affiliates of the Advisor. . . ." Document

[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

No. 8 ¶ 1. The Advisors, however, have presented summary judgment evidence that they were not recipients of the challenged fees and therefore are not subject to suit under § 36(b)(3). The Advisors' proof includes two affidavits: (1) the affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc., in which he avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from the Funds; and (2) the affidavit of Raymond Cunningham, Chief Executive Officer and Chairman of the Board of Directors of Defendant INVESCO Funds Group, Inc., in which he avers that "INVESCO Funds Group, Inc. does not receive and has not received any 12b-1 fees" from the Funds. *See* Document No. 32 ex. C. Plaintiff responds that "regardless of whether [the Advisors] collected the improper 12b-1 fees directly, they are appropriate defendants under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through their affiliates." Document No. 38, at 5.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than

the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisors, and the summary judgment evidence conclusively establishes that the Advisors were not actual recipients of the 12b-1 fees. *See* Document No. 32 ex. C. Allowing Plaintiff to maintain an action against the Advisors on the theory that they were indirect recipients of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3) and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing "recipient" strictly under § 36(b)).

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by INVESCO Distributors, Inc. ("IDI")" and "AIM Distributors, Inc. ("ADI")--affiliates of [INVESCO Funds Group, Inc.] and [AIM Advisors, Inc.], respectively." Document No. 38, at 5. Plaintiff asks to amend his First Amended Complaint to add IDI and ADI as defendants to the § 36 claim. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified parties potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted, and Plaintiff will be granted leave promptly to amend his complaint to add IDI and ADI as defendants to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed

[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as Defendants the actual recipients of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste.[9] *See* Document No. 41 ¶¶ 1-4.

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability."

[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

See 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap on Rule 12b-1 sales charges: "[t]he rule deems a sales charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36. Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that 12b-1 fees less than the maximum permitted by the SEC are per se reasonable).

Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1

fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants *will not* be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Other Funds

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of the other 21 INVESCO funds in which he is not a shareholder, arguing that he lacks standing to bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder in the corporation on behalf of which he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied,* 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in

[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of mutual funds in which he does not own shares. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisors has been dismissed.

interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986) (Bue, J.).

Plaintiff concedes that he is not a shareholder in any of the Funds except INVESCO Core Equity Fund/Inv and INVESCO Health Sciences Fund/Inv, but nevertheless argues that he has standing to bring state law claims on behalf of those Funds because they are similarly situated to the two Funds in which he does own shares. *See* Document No. 38, at 12. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that ten of the disputed Funds are part of two trusts that also contain the two Funds in which he owns shares, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in any of the Funds in which he does not own shares. *See* Document No. 38, at

10-12. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the 21 Funds in which he does not own shares must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32) is GRANTED IN PART. Plaintiff Stanley Lieber's claim under § 36(b) of the Investment Company Act against Defendants INVESCO Funds Group, Inc. and AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of the 21 mutual funds in which Plaintiff does not own shares, namely, INVESCO Balanced Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, and INVESCO Value Equity Fund/Inv, are

DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against INVESCO Distributors, Inc. and AIM Distributors, Inc., which he has identified as the actual recipients of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19TH day of January, 2005.

Ewing Werlein, Jr.
EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

DECLARATION OF WESLEY R. POWELL IN SUPPORT OF THE OMNIBUS MOTION OF THE FUND DEFENDANTS TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

I, Wesley R. Powell, declare under penalty of perjury as follows:

1. I am counsel with the law firm of Clifford Chance US LLP, attorneys for Defendants Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management Corporation (collectively, "Alliance Capital"), Marc O. Mayer, Roger Hertog, and Tak-Lung Tsim. I make this declaration in support of the Omnibus Motion of the Fund Defendants To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints in the above-captioned action.

2. Attached hereto as Exhibit A is a chart entitled "Amounts to Be Made Available by Funds Pursuant to Regulatory Settlements."

in Support of the Fund Defendants' Motions To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Memorandum").

(a) Attached hereto at Tab B.1 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Alliance Capital Management, L.P.*, dated December 18, 2003.

(b) Attached hereto at Tab B.2 is a true and correct copy of a press release entitled "Statement by Attorney General Eliot Spitzer Regarding Mutual Fund Fee Reduction," dated December 18, 2003.

(c) Attached hereto at Tab B.3 is a true and correct copy of the Consent Order and Final Judgment in *Peter C. Harvey, et al. v. Allianz Dresdner Asset Management of America L.P., et al.*, dated June 2004.

(d) Attached hereto at Tab B.4 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934, *In the Matter of PA Fund Management LLC, PEA Capital LLC, and PA Distributors LLC*, dated September 15, 2004.

(e) Attached hereto at Tab B.5 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of

1940, *In the Matter of Banc One Investment Advisors Corporation and Mark A. Beeson*, dated June 29, 2004.

(f) Attached hereto at Tab B.6 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc One Investment Advisors Corporation*, dated June 29, 2004.

(g) Attached hereto at Tab B.7 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated February 9, 2005.

(h) Attached hereto at Tab B.8 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated January 31, 2005.

(i) Attached hereto at Tab B.9 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc.*, dated February 9, 2005.

(j) Attached hereto as Tab B.10 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Franklin Advisers, Inc.*, dated August 2, 2004.

(k) Attached hereto at Tab B.11 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Invesco Funds Group, Inc., AIM Advisors, Inc., and AIM Distributors, Inc.*, dated October 8, 2004.

(l) Attached hereto at Tab B.12 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63(15), *In the Matter of AIM Advisors, Inc.*, dated October 7, 2004.

(m) Attached hereto at Tab B.13 is a true and correct copy of the Form 8-K for Janus Capital Group Inc., dated August 18, 2004, which contains a press release entitled "*Janus Capital Group Reaches Final Settlement With Regulators*," the Securities and Exchange Order Instituting Administrative Cease-And-Desist Proceedings, the Assurance of Discontinuance with the Attorney General of the State of New York, the Assurance of Discontinuance with the Colorado Attorney General, and the Stipulation for Consent Order with the Colorado Division of Securities.

(n) Attached hereto at Tab B.14 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial

Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Massachusetts Financial Services Company*, dated March 31, 2004.

(o) Attached hereto at Tab B.15 is a true and correct copy of a press release entitled "*MFS Settles Market-Timing Issues*," dated February 5, 2004.

(p) Attached hereto at Tab B.16 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings and Imposing Remedial Sanctions and an Order to Cease-And-Desist Pursuant to Sections 203(e), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Pilgrim Baxter & Associates, Ltd.*, dated June 21, 2004.

(q) Attached hereto at Tab B.17 is a true and correct copy of the Affirmation of Charles T. Caliendo in Support of Settlement with Defendants Gary L. Pilgrim and Harold J. Baxter, in *State of New York v. Pilgrim Baxter & Associates, Ltd., Gary L. Pilgrim and Harold J. Baxter*, dated November 17, 2004.

(r) Attached hereto at Tab B.18 is a true and correct copy of the Consent Order issued by the Commonwealth of Massachusetts Office of the Secretary of the Commonwealth Securities Division, *In the Matter of the Putnam Investment Management, LLC*, dated April 8, 2004.

(s) Attached hereto at Tab B.19 is a true and correct copy of the Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated November 13, 2003.

(t) Attached hereto at Tab B.20 is a true and correct copy of the Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated April 8, 2004.

(u) Attached hereto at Tab B.21 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of RS Investment Management, Inc., RS Investment Management, L.P., G. Randall Hecht and Steven M. Cohen*, dated October 6, 2004.

(v) Attached hereto at Tab B.22 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63 (15), *In the Matter of RS Investment Management, L.P.*, dated October 6, 2004.

(w) Attached hereto at Tab B.23 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Orders Pursuant to Sections 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) and 17A(c)(4)(C) of the Securities Exchange Act of 1934, Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc., Richard S. Strong, Thomas A. Hooker, Jr. and Anthony D'Amato*, dated May 20, 2004.

(x) Attached hereto at Tab B.24 is a true and correct copy of a press release entitled "New York, Wisconsin Settle 'Market Timing' Allegations With Strong Capital Management and its Founder," dated May 20, 2004.

4. Attached hereto as Exhibit C is a true and correct copy of a press release entitled "*Bank of America and Nations Funds Trustees Announce Actions*," dated September 8, 2003.

5. Attached hereto as Exhibit D is a true and correct copy of the pages of Bank of America's 2003 Annual Report cited in the Memorandum at page 17.

6. Attached hereto as Exhibit E is a true and correct copy of the Supplement to the March 31, 2003 AllianceBernstein Bond Fund Inc.'s Prospectus, dated November 25, 2003.

7. Attached hereto as Exhibit F is a chart entitled "MDL-1586 States of Organization of Funds."

8. Attached hereto as Exhibit G are true and correct copies of the articles and press releases referenced at footnote 31 of the Memorandum.

(a) Attached hereto at Tab G.1 is a true and correct copy of an article entitled "*Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*," dated September 6, 2003.

(b) Attached hereto at Tab G.2 is a true and correct copy of a Letter to Associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing, dated September 8, 2003.

(c) Attached hereto at Tab G.3 is a true and correct copy of an article entitled "*Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*," dated September 30, 2003.

(d) Attached hereto at Tab G.4 is a true and correct copy of an article entitled "*Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*," dated October 22, 2003.

(e) Attached hereto as Tab G.5 is a true and correct copy of an article entitled "*Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down*," dated November 13, 2003.

(f) Attached hereto at Tab G.6 is a true and correct copy of an article entitled "*Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation – Chung: 'Firm Committed to Industry-Wide Reform*," dated October 16, 2003.

(g) Attached hereto at Tab G.7 is a true and correct copy of a press release entitled "*AMVESCAP Updates Response to Civil Charges*," dated January 14, 2004.

9. Attached hereto as Exhibit H is a true and correct copy of the memorandum and order entered in *Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005).

10. Attached hereto as Exhibit I is a true and correct copy of the memorandum and order entered in *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005).

I hereby declare under penalty of perjury that the foregoing is true and correct.

Executed on February 25, 2005.

Wesley R. Powell